Use these links to rapidly review the document

INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE HOMEADVISOR BUSINESS

As filed with the U.S. Securities and Exchange Commission on August 28, 2017

Registration No. 333-219064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANGI HOMESERVICES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	82-1204801 (I.R.S. Employer Identification Number)

14023 Denver West Parkway
Building 64
Golden, CO 80401
Telephone: (303) 963-7200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregg J. Winiarski
Executive Vice President and General Counsel
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011
Telephone: (212) 314-7300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew J. Nussbaum Alison Z. Preiss Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Shannon Shaw General Counsel Angie's List, Inc. 1030 East Washington Street Indianapolis, IN 46202 Telephone: (888) 888-5478 Facsimile: (317) 808-9183	Martin A. Wellington Jennifer F. Fitchen Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94304 Telephone: (650) 565-7000 Facsimile: (650) 565-7100

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

          If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

All information contained in this proxy statement/prospectus is preliminary and subject to change. A registration statement relating to the shares of Class A common stock of ANGI Homeservices Inc. described herein has been filed with the U.S. Securities and Exchange Commission. These shares may not be sold nor may offers to buy them be accepted prior to the time the registration statement of which this proxy statement/prospectus forms a part becomes effective. This preliminary proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities, nor shall there be any offer, solicitation, sale or exchange of securities of ANGI Homeservices Inc. in any jurisdiction in which such offer, solicitation, sale or exchange is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED AUGUST 28, 2017 AND SUBJECT TO COMPLETION

ANGIE'S LIST, INC.
1030 East Washington Street
Indianapolis, IN 46202

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

        Dear Stockholder:

        You are cordially invited to attend a special meeting of the stockholders of Angie's List, Inc., a Delaware corporation ("Angie's List"), which will be held on September 29, 2017, at 10:00 a.m., Eastern time, at The Alexander, 333 S. Delaware St., Indianapolis, Indiana 46204.

        As previously announced, on May 1, 2017, Angie's List and IAC/InterActiveCorp, a Delaware corporation ("IAC"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") to combine IAC's HomeAdvisor business and Angie's List under a new publicly traded company to be called ANGI Homeservices Inc. In particular, the Merger Agreement provides for the acquisition of Angie's List by ANGI Homeservices by way of the merger of Casa Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of ANGI Homeservices, with and into Angie's List (the "Merger"), with Angie's List continuing as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices. At the special meeting, you will be asked to consider and vote upon a proposal to adopt the Merger Agreement. If the Merger is completed, you will be entitled to receive for each share of Angie's List common stock that you own, at your election pursuant to the procedures further described in the accompanying proxy statement/prospectus, (i) one share of ANGI Homeservices Inc. Class A common stock or (ii) $8.50 in cash, without interest. Elections to receive the cash consideration by Angie's List stockholders will be subject to the proration procedures set forth in the Merger Agreement, such that Angie's List stockholders will receive in the aggregate no more than $130 million in cash. Accordingly, depending on the elections made by the other stockholders of Angie's List, unless you elect to receive exclusively share consideration you may receive share consideration and cash consideration in a proportion different from what you request on your election form, as further described in the accompanying proxy statement/prospectus. Upon completion of the Merger, Class A shares of ANGI Homeservices Inc. are expected to be listed on NASDAQ under the current Angie's List ticker symbol, "ANGI." Following the Merger, Angie's List common stock will be delisted from NASDAQ, deregistered under the Securities Exchange Act of 1934, as amended, and cease to be publicly traded.

        After careful consideration, the Angie's List board of directors unanimously approved the Merger Agreement and determined that the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of Angie's List stockholders. The Angie's List board of directors unanimously recommends that you vote "FOR" the adoption of the Merger Agreement.

        Your vote is important, regardless of the number of shares of Angie's List common stock you own. We cannot consummate the Merger unless the Merger Agreement is adopted by the affirmative vote of holders of a majority of the outstanding shares of Angie's List common stock entitled to vote at the special meeting. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your bank, brokerage firm or other nominee, it will have the same effect as a vote against the proposal to adopt the Merger Agreement.

        The accompanying proxy statement/prospectus provides you with detailed information about the special meeting, the Merger Agreement and the Merger. A copy of the Merger Agreement is attached as Annex B to the accompanying proxy statement/prospectus. You are encouraged to read carefully the accompanying proxy statement/prospectus in its entirety including the section entitled "Risk Factors" beginning on page 33. You can also obtain information about Angie's List from documents that it has filed with the U.S. Securities and Exchange Commission. See the section of the accompanying proxy statement/prospectus entitled "Where You Can Find More Information."

        Thank you for your ongoing support and your consideration of this matter.

Very truly yours,
Scott A. Durchslag
President, Chief Executive Officer and Director

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The accompanying proxy statement/prospectus is dated [    •    ], 2017, and is first being mailed to Angie's List stockholders on or about [    •    ], 2017.

ANGIE'S LIST, INC.
1030 East Washington Street
Indianapolis, IN 46202

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 29, 2017

        To the Stockholders of Angie's List, Inc.:

        A special meeting of stockholders of Angie's List, Inc., a Delaware corporation ("Angie's List"), will be held on September 29, 2017, at 10:00 a.m., Eastern time, at The Alexander, 333 S. Delaware St., Indianapolis, Indiana 46204, for the following purposes:

          1.     to consider and vote on a proposal to adopt the Agreement and Plan of Merger (as amended, the "Merger Agreement"), dated as of May 1, 2017, among Angie's List, IAC/InterActiveCorp, a Delaware corporation, ANGI Homeservices Inc. (f/k/a Halo TopCo, Inc.), a Delaware corporation and direct wholly owned subsidiary of IAC ("ANGI Homeservices"), and Casa Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of ANGI Homeservices;

          2.     to consider and cast an advisory (non-binding) vote upon a proposal to approve compensation payable to certain executive officers of Angie's List in connection with the Merger;

          3.     to consider and vote on a proposal to approve one or more adjournments or postponements of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement; and

          4.     to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        The Angie's List board of directors has fixed the close of business on Friday, August 25, 2017 as the record date for the purpose of determining the stockholders who are entitled to receive notice of, and to vote at, the special meeting. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of that meeting. Each stockholder is entitled to one vote for each share of Angie's List common stock held as of the close of business on the record date.

        THE ANGIE'S LIST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH PROPOSAL.

        The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex B, a copy of the Merger Agreement.

By Order of the Board of Directors,
Scott A. Durchslag President, Chief Executive Officer and Director

YOUR VOTE IS VERY IMPORTANT

        Whether or not you are able to attend the special meeting in person, please submit your proxy via the internet (at www.investorvote.com/ANGI) or by telephone (1-800-652-VOTE (8683)), or complete, sign and date the enclosed proxy card and return it in the envelope provided as soon as possible. If you have internet access, we encourage you to record your vote via the internet. This action will not limit your right to vote in person at the special meeting. If you abstain from voting, it will have the same effect as a vote against the proposal to adopt the Merger Agreement and it will have no effect on the proposal to adjourn the special meeting. If you return a properly signed and dated proxy card but do not mark the box showing how you wish to vote, your shares will be voted "FOR" the proposal to adopt the Merger Agreement, "FOR" the proposal to approve on an advisory basis the compensation payable to certain executive officers of Angie's List in connection with the Merger and "FOR" the proposal to adjourn or postpone the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement, and in the discretion of the proxyholders on any other matter that may properly come before the special meeting at the discretion of the Angie's List board of directors.

 ADDITIONAL INFORMATION

        The accompanying proxy statement/prospectus incorporates important business and financial information about Angie's List from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing or by telephone from Angie's List at the following address and telephone number:

Angie's List, Inc.
1030 East Washington Street
Indianapolis, IN 46202
Attention: Investor Relations
Telephone: (888) 888-5478

        In addition, if you have questions about the Merger, or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need to obtain proxy cards, Merger Consideration election cards or other information related to the proxy solicitation, please contact the proxy solicitor for Angie's List:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

        If you would like to request documents, please do so no later than five business days before the date of the Angie's List special meeting, which is scheduled to be held on September 29, 2017.

        For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see the section entitled "Where You Can Find More Information" of the accompanying proxy statement/prospectus.

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (File No. 333-219064) filed with the U.S. Securities and Exchange Commission (the "SEC") by ANGI Homeservices Inc., a Delaware corporation ("ANGI Homeservices"), constitutes a prospectus of ANGI Homeservices under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A common stock to be issued to stockholders of Angie's List, Inc. ("Angie's List") pursuant to the Merger Agreement, as further described herein. This proxy statement/prospectus also constitutes a proxy statement of Angie's List under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It also constitutes a notice of meeting with respect to the special meeting of Angie's List stockholders scheduled to be held on September 29, 2017.

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with any other information regarding the transactions described herein. This proxy statement/prospectus is dated [    •    ], 2017, and you should assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate only as of such date. Neither the mailing of this proxy statement/prospectus to Angie's List stockholders, nor the issuance by ANGI Homeservices of Class A common stock in connection with the Merger, will create any implication to the contrary.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which, or from any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction.

        Information contained in this proxy statement/prospectus regarding Angie's List has been provided by Angie's List; information contained in this proxy statement/prospectus regarding IAC and its affiliates, including the HomeAdvisor Business, has been provided by IAC and its affiliates.

        You should not construe the contents of this proxy statement/prospectus as legal, tax or financial advice. You should consult with your own legal, tax, financial or other professional advisors. All summaries of, and references to, the agreements governing the terms of the transactions described in this proxy statement/prospectus are qualified by the full copies of and complete text of such agreements, which are attached to this proxy statement/prospectus as annexes and/or filed as exhibits to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and incorporated by reference into this proxy statement/prospectus. All such exhibits are available on the Electronic Data Gathering Analysis and Retrieval System ("EDGAR") of the SEC website at www.sec.gov. See the section entitled "Where You Can Find More Information."

i

ii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

        The following section provides brief answers to certain questions that you may have regarding the Merger Agreement, the proposed Merger and the other Transactions. You should carefully read this entire proxy statement/prospectus, including its Annexes and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you. Additional important information about ANGI Homeservices and Angie's List is contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see the section entitled "Where You Can Find More Information."

Q:
Why am I receiving this document?

A:
You are receiving this proxy statement/prospectus because you were a stockholder of record of Angie's List, Inc. ("Angie's List") as of the close of business on August 25, 2017, which is the record date for the special meeting of Angie's List stockholders described in this proxy statement/prospectus.

  On May 1, 2017, Angie's List, IAC/InterActiveCorp ("IAC"), ANGI Homeservices Inc., a direct wholly owned subsidiary of IAC formerly known as Halo TopCo, Inc. ("ANGI Homeservices"), and Casa Merger Sub, Inc., a direct wholly owned subsidiary of ANGI Homeservices ("Merger Sub"), entered into an Agreement and Plan of Merger, which was subsequently amended by an Amendment No. 1 to the Agreement and Plan of Merger on August 26, 2017, and which is referred to in this proxy statement/prospectus as the "Merger Agreement." The Merger Agreement provides for the acquisition of Angie's List by ANGI Homeservices by way of the merger of Merger Sub with and into Angie's List (the "Merger"), with Angie's List continuing as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices.

  Angie's List is holding a special meeting of its stockholders, which is referred to herein as the "Angie's List special meeting," in order to obtain the adoption of the Merger Agreement by its stockholders. Your vote is very important—we will be unable to complete the Merger unless holders of a majority of the shares of Angie's List common stock outstanding as of the close of business on the record date for the special meeting vote in favor of the proposal to adopt the Merger Agreement at the Angie's List special meeting.

Q:
What will happen in the Merger and what consideration will I receive in exchange for my shares of Angie's List common stock?

A:
At the effective time of the Merger (the "Effective Time"), each share of Angie's List common stock outstanding immediately prior to the Effective Time (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive, at the holder's election (i) in the case of a share of Angie's List common stock with respect to which an election to receive a share of Class A common stock, par value $0.001 per share, of ANGI Homeservices (a "Class A share") has been properly made and not revoked or lost, one Class A share (the "Share Consideration") or (ii) in the case of a share of Angie's List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, $8.50 in cash, without interest (the "Cash Consideration" which, together with the Share Consideration, is referred to in this proxy statement/prospectus as the "Merger Consideration"), but subject to the proration provisions described in this proxy statement/prospectus. For more information regarding the procedures for electing between the Share Consideration and the Cash Consideration, see the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

Q:
Am I guaranteed to receive the form of consideration I elect to receive in the Merger?

A:
If you properly elect to receive the Share Consideration, yes. If you properly elect to receive the Cash Consideration, you are not guaranteed to receive entirely Cash Consideration. Under the Merger Agreement, the aggregate Cash Consideration payable in the Merger is capped at $130 million. Depending on the elections made by other Angie's List stockholders, the aggregate Cash Consideration cap of $130 million may be exceeded in which case Angie's List stockholders who properly elected to receive Cash Consideration in the Merger will receive a portion of their Merger Consideration in respect of the Angie's List shares for which the Cash Consideration was properly elected in the form of the Share Consideration.

  If the aggregate number of shares of Angie's List common stock in respect of which Cash Consideration is properly elected is less than or equal to 15,294,118 shares (which is the quotient obtained by dividing the aggregate Cash Consideration cap of $130 million by $8.50, the per-share Cash Consideration amount), then (i) all shares of Angie's List common stock for which Cash Consideration was properly elected will be converted into the right to receive the Cash Consideration and (ii) all other shares of Angie's List common stock (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive the Share Consideration in the Merger, including any shares of Angie's List common stock for which no election is properly made.

  However, if the aggregate number of shares of Angie's List common stock in respect of which Cash Consideration is properly elected exceeds 15,294,118 shares, then (i) all shares of Angie's List common stock for which Share Consideration was validly elected will be converted into the right to receive the Share Consideration and (ii) the number of shares of Angie's List common stock of each stockholder of Angie's List who properly elected to receive Cash Consideration that will be converted into the right to receive the Cash Consideration will be equal to the product obtained by multiplying (1) the number of shares for which such Angie's List stockholder properly elected the Cash Consideration by (2) a fraction, the numerator of which is 15,294,118, and the denominator of which is the aggregate number of shares for which all Angie's List stockholders properly elected the Cash Consideration, rounded to the nearest whole share. All other shares of Angie's List common stock (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive the Share Consideration in the Merger, including any shares of Angie's List common stock for which no election is properly made.

  For more information, including an illustrative example of this proration procedure, see the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

Q:
How do I elect the Cash Consideration or the Share Consideration?

A:
Angie's List will cause to be mailed or delivered an election form to each Angie's List stockholder as of the close of business on August 25, 2017, which is the record date for the Angie's List special meeting. Angie's List will mail the election forms at least 20 business days prior to the anticipated election deadline. The election forms are expected to be mailed on or around August 30, 2017. Angie's List will also make available election forms as may be reasonably requested by anyone who becomes an Angie's List stockholder after the record date for the Angie's List special meeting and prior to the election deadline. The deadline for returning the election forms will be 5:00 p.m., Eastern time on September 28, 2017, the day prior to the date of the Angie's List special meeting, unless another date is agreed in advance by Angie's List and IAC (in which case Angie's List will reasonably promptly announce the rescheduled election deadline). An election will have been properly made only if the exchange agent has received, by the election deadline, an election form properly completed and signed and accompanied by (i) the Angie's List stock certificates, if any, to which such election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Angie's List, and (ii) in the case of book-entry shares of Angie's List common stock, any additional documents specified in the procedures set forth in the election form. See the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

Q:
What happens if I do not submit a properly completed election form and related materials or they are not received by the exchange agent before the election deadline?

A:
For any shares of Angie's List common stock with respect to which the exchange agent does not receive a properly completed and timely election form and any related materials, the holder of those shares will be deemed not to have made an election. Under the Merger Agreement, non-electing shares will be deemed to have elected to receive the Share Consideration, meaning each such share of Angie's List common stock will be converted into one Class A share of ANGI Homeservices in the Merger.

Q:
Can I change or revoke an election for the Share Consideration or the Cash Consideration after it has been submitted?

A:
Any Angie's List stockholder may, at any time prior to the election deadline, change or revoke such stockholder's election by written notice received by the exchange agent prior to the election deadline, accompanied by a properly completed and signed revised election form, or by withdrawal prior to the election deadline of such stockholder's Angie's List stock certificates or any documents in respect of book-entry shares of Angie's List previously deposited with the exchange agent. An election may not be revoked after the election deadline. A revocation of an election prior to the election deadline is required in connection with any transfer of shares of Angie's List common stock as to which an election has been properly made. As a result, following the election deadline until the Closing, Angie's List stockholders will not be able to transfer (including by sale) any shares of Angie's List common stock for which an election has been properly made. Any and all elections will be automatically deemed revoked upon receipt by the exchange agent of written notice from Angie's List or IAC that the Merger Agreement has been terminated in accordance with its terms.

Q:
What is the Contribution?

A:
Prior to the closing of the Merger (the "Closing"), IAC will contribute its HomeAdvisor Business (as defined herein), along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for shares of Class B common stock, par value $0.001 per share, of ANGI Homeservices (the "Class B shares"). For further details regarding the Contribution, see the section entitled "Ancillary Agreements—Contribution Agreement."

Q:
What is the HomeAdvisor Business and what is IAC?

A:
The HomeAdvisor Business is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local prescreened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada

  (HomeStars), Germany (MyHammer), France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder). The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

  As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 15.7 million service requests from homeowners in the United States during the twelve months ended June 30, 2017.

  For more information about the HomeAdvisor Business, see the sections entitled "Information About the HomeAdvisor Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business."

  IAC (NASDAQ:IAC) is a leading media and internet company comprised of widely known consumer brands such as HomeAdvisor, Vimeo, Dictionary.com, The Daily Beast, Investopedia and Match Group's online dating portfolio, which includes Match, Tinder, PlentyOfFish and OkCupid. IAC is headquartered in New York City and has offices worldwide.

Q:
What percentage of the combined company will holders of Angie's List common stock own following the completion of the Merger? What percentage will IAC own?

A:
Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor, Inc. ("HomeAdvisor (US)") to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. For further details regarding the calculation of the number of Class B shares of ANGI Homeservices to be issued to IAC prior to the Closing, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC."

  There is no requirement for any Angie's List stockholder to receive Cash Consideration in the Merger. If no Angie's List stockholder elects to receive the Cash Consideration, 100% of the consideration paid in the Merger will be in the form of Class A shares of ANGI Homeservices (other than cash in lieu of fractional shares, if applicable).

Q:
What will the corporate governance and management of ANGI Homeservices look like following the completion of the Merger?

A:
Following the completion of the Merger, IAC will continue to control a majority of the voting power of the outstanding common stock of ANGI Homeservices. As a result, ANGI Homeservices will be a "controlled company" under the applicable rules of the NASDAQ Stock Market ("NASDAQ"). As a controlled company, ANGI Homeservices will be exempt from the obligation to comply with certain corporate governance requirements under applicable NASDAQ Rules and plans to take advantage of some or all of those exemptions, as further described in the section entitled "Corporate Governance of ANGI Homeservices Following the Merger."

  The Merger Agreement provides that the initial board of directors of ANGI Homeservices will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors. The directors selected by Angie's List will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve. The Merger Agreement further provides that the chairman of the board of directors of ANGI Homeservices will be Joseph Levin, the current Chief Executive Officer of IAC, and that the Chief Executive Officer of ANGI Homeservices will be Chris Terrill, the current Chief Executive Officer of HomeAdvisor (US). For additional information regarding the expected directors and officers of ANGI Homeservices, see the section entitled "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger."

Q:
When is the Merger expected to be completed?

A:
IAC and Angie's List expect the Closing to occur in the late third quarter or early fourth quarter of 2017, subject to the adoption of the Merger Agreement by Angie's List stockholders and the satisfaction or waiver of the other conditions to the Merger. However, no assurance can be provided as to when or if the Transactions will be completed.

Q:
What are the conditions to the completion of the Merger?

A:
The completion of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement. These conditions include, among others, the adoption of the Merger Agreement by Angie's List stockholders at the special meeting. For more information, see the section entitled "The Merger Agreement—Conditions to the Closing of the Merger." Neither IAC nor Angie's List can be certain when or if the conditions to the Merger described above will be satisfied (or waived), or that the Merger will be completed in a timely manner or at all.

Q:
What will happen if the Merger is not consummated?

A:
If the Merger and the other Transactions are not completed on a timely basis, or at all, the business, financial results and prospects of Angie's List, as well as the market price of Angie's List common stock, may be adversely affected and, without realizing any of the potential benefits of having completed the Transactions, Angie's List and its stockholders will be subject to a number of risks, including the following:

•
Angie's List will be required to pay IAC a termination fee of $20 million if the Merger Agreement is terminated in specified circumstances, as further described in the section entitled "The Merger Agreement—Effects of Termination of the Merger Agreement; Termination Fee and Expenses";

•
time and resources spent or committed by Angie's List's management to matters relating to the Merger and the other Transactions (including integration planning and expenses for professional services and other transaction costs, many of which are payable by Angie's List regardless of whether or not the Merger and the other Transactions are consummated) that could otherwise have been devoted to pursuing other beneficial opportunities for Angie's List will have been largely wasted;

•
negative publicity and a negative impression of Angie's List in the business community; and

•
if the Merger Agreement is terminated and the Angie's List board of directors seeks an alternative business combination, Angie's List stockholders cannot be certain that Angie's List will be able to find a party willing to enter into a transaction agreement on terms equivalent to, or more attractive than, the terms that IAC has agreed to in the Merger and the other Transactions.

Q:
Will I be entitled to dissenters' rights or appraisal rights in the Merger?

A:
No. Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with such extraordinary transaction.

  Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law (the "DGCL"). In the Merger, because Angie's List common stock is listed on NASDAQ, and because Angie's List stockholders are not required to accept in the Merger any consideration in exchange for their shares of Angie's List common stock other than Class A shares of ANGI Homeservices, which will be publicly listed on NASDAQ, and cash in lieu of fractional shares (if applicable), holders of Angie's List common stock will not be entitled to any appraisal rights in connection with the Merger with respect to their shares of Angie's List common stock. For a more detailed description of the relevant provisions of the DGCL, see the section entitled "The Transactions—No Appraisal Rights."

 QUESTIONS AND ANSWERS ABOUT THE ANGIE'S LIST SPECIAL MEETING

        The following section provides brief answers to certain questions that you may have regarding the Angie's List special meeting of stockholders to be held in connection with the Transactions. You should carefully read this entire proxy statement/prospectus, including its Annexes and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you. Additional important information about ANGI Homeservices and Angie's List is contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see the section entitled "Where You Can Find More Information."

Q:
How does the Angie's List board recommend that I vote at the special meeting?

A:
The board of directors of Angie's List, which is sometimes referred to in this proxy statement/prospectus as the "Angie's List board," unanimously recommends that all Angie's List stockholders vote "FOR" the proposal to adopt the Merger Agreement, "FOR" the proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger and "FOR" the proposal to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement. See the sections entitled "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors."

Q:
Who can vote at the special meeting?

A:
Only holders of record of Angie's List common stock as of the close of business on the record date of August 25, 2017, which is referred to in this proxy statement/prospectus as the "record date," are entitled to receive notice of, and to vote at, the special meeting. Each outstanding share of Angie's List common stock held as of the close of business on the record date entitles its holder to cast one vote on each proposal to be voted on at the special meeting.

Q:
When and where is the special meeting?

A:
The special meeting will be held on September 29, at 10:00 a.m. Eastern time, at The Alexander, 333 S. Delaware St., Indianapolis, Indiana 46204. Angie's List stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. If you hold shares of Angie's List common stock in your name as a stockholder of record and you wish to attend the special meeting, you must present evidence of your stock ownership, such as your most recent account statement, at the special meeting. You should also bring valid picture identification. If your shares of Angie's List common stock are held in "street name" in a stock brokerage account or otherwise by a bank, brokerage firm or other nominee and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification. Please note that if your shares of Angie's List common stock are held by a bank, brokerage firm or other nominee and you plan to attend the special meeting in person and would like to vote at the special meeting, you will need to bring a legal proxy from your bank, brokerage firm or other nominee as further described in this proxy statement/prospectus. For additional information about the special meeting, see the section entitled "Angie's List Special Meeting of Stockholders."

Q:
What am I being asked to vote on at the special meeting?

A:
You are being asked to consider and vote upon (i) a proposal to adopt the Merger Agreement, (ii) a proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger and (iii) a proposal to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

Q:
Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger?

A:
Under SEC rules, Angie's List is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the Merger.

Q:
What will happen if Angie's List stockholders do not approve this Merger-related compensation?

A:
Approval by Angie's List stockholders of the compensation that may be paid or become payable to Angie's List's named executive officers that is based on, or otherwise relates to, the Merger is not a condition to completion of the Merger. The vote is an advisory vote and will not be binding on Angie's List, the surviving corporation in the Merger, ANGI Homeservices or any other party. If the Merger is completed, the Merger-related compensation may be paid to Angie's List's named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, even if Angie's List stockholders do not approve, by advisory (non-binding) vote, the Merger-related compensation.

Q:
What is the vote required to approve each proposal at the Angie's List special meeting?

A:
Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the shares of Angie's List common stock outstanding and entitled to vote on this proposal. Accordingly, your failure to submit a proxy card or to vote in person at the special meeting, your abstention from voting or your failure to give voting instructions to your bank, brokerage firm or other nominee if you hold your shares in "street name" through a bank, brokerage firm or other nominee, will have the same effect as a vote "AGAINST" the proposal to adopt the Merger Agreement.

  Approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Angie's List in connection with the Merger requires the affirmative vote of holders of a majority of the shares of Angie's List common stock present, in person or represented by proxy, at the special meeting and entitled to vote on this proposal. If your shares are not in attendance at the special meeting, they will have no effect on the outcome of this proposal; however, if a quorum is present and you submit a proxy or vote in person at the special meeting and indicate "ABSTAIN," your abstention will have the same effect as a vote "AGAINST" this proposal.

  Approval of the adjournment or postponement of the special meeting if it is necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement, requires the affirmative vote of holders of a majority of the shares of Angie's List common stock present, in person or represented by proxy, at the special meeting and entitled to vote on this proposal. If your shares are not in attendance at the special meeting, they will have no effect on the outcome of any vote to adjourn or postpone the special meeting; however, if a quorum is present and you submit a proxy or vote in person at the special meeting and indicate "ABSTAIN," your abstention will have the same effect as a vote "AGAINST" this proposal.

  See the sections entitled, "Angie's List Special Meeting of Stockholders—Record Date; Stockholders Entitled to Vote," "—Quorum; Abstentions and Broker Non-Votes" and "—Required Vote."

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your shares of Angie's List common stock are registered directly in your name with the transfer agent of Angie's List, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Angie's List or to a third party to vote at the special meeting.

  If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a "legal proxy" from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:
If my shares of Angie's List common stock are held in "street name" by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Angie's List common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Angie's List common stock. Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The proposals to be voted on at the special meeting are not considered routine matters. Accordingly, brokers will not have discretionary voting authority to vote on the matters at the special meeting and, without instruction from the beneficial owner of the shares of Angie's List common stock held by that broker, will not be permitted to vote on the proposal to adopt the Merger Agreement, the proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger or the proposal to adjourn or postpone the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement. Accordingly, shares of Angie's List common stock beneficially owned that have been designated on proxy cards by the broker (or bank or other nominee) as not voted on the proposal to adopt the Merger Agreement, which are referred to in this proxy statement/prospectus as "broker non-votes," will have the same effect as a vote "AGAINST" the proposal to adopt the Merger Agreement and to the extent a broker (or bank or other nominee) has caused your shares to be represented at the special meeting, the proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger. Broker non-votes will have no effect on the proposal to approve one or more adjournments or postponements of the special meeting.

Q:
How many votes do I have?

A:
Each outstanding share of Angie's List common stock held as of the close of business on the record date entitles its holder to cast one vote on each proposal to be voted on at the special meeting. As of the close of business on the record date, there were 61,292,181 shares of Angie's List common stock outstanding and entitled to vote at the special meeting.

Q:
What constitutes a quorum for the special meeting?

A:
The presence, in person or represented by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the special meeting will constitute a quorum at the meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Q:
How do I vote?

A:
Stockholder of Record.    If you are a stockholder of record, you may vote using any of the following methods:

•
by telephone or on the internet, by calling the toll-free telephone number or visiting the website specified on the enclosed proxy card. Please have your proxy card handy to verify your identity using the control number provided on your proxy card. When voting over the telephone or online you can confirm that your instructions have been properly recorded. Please be aware that if you vote by telephone or over the internet, you may incur costs such as telephone and internet access charges for which you will be responsible;

•
by completing, signing, dating and returning the enclosed proxy card or voting instruction card in the accompanying prepaid reply envelope; or

•
by attending the special meeting in person and casting your vote there. You may also be represented by another person at the special meeting if you execute a proper proxy designating that person.

  Beneficial Owner.    If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting you must obtain a legal proxy from your bank, brokerage firm or other nominee and present it to the inspectors of election with your ballot.

Q:
How can I change or revoke my vote?

A:
You have the right to revoke a proxy, whether delivered by telephone, over the internet or by mail, at any time before it is voted at the special meeting, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person, or by giving written notice of revocation to Angie's List prior to the time the special meeting begins. Written notice of revocation should be mailed to: Angie's List, Inc., Attention: Corporate Secretary, 1030 East Washington Street, Indianapolis, Indiana 46202. If your shares are held in "street name," you must contact your bank, brokerage firm or other nominee to revoke and vote your proxy. If you have questions about how to vote or revoke your proxy, you should contact Angie's List's proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834 or collect at (212) 750-5833.

Q:
If I give a proxy, how are my shares of Angie's List common stock voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Angie's List common stock in the way that you indicate. When completing the telephone or internet processes or the proxy card, you may specify whether your shares of Angie's List common stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the special meeting.

  If you are an Angie's List stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted (i) "FOR" the proposal to adopt the Merger Agreement, (ii) "FOR" the proposal to approve compensation payable to certain executive officers of Angie's List in connection with the Merger, (iii) "FOR" the proposal to adjourn or postpone the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement and (iv) in the discretion of the proxyholders on any other matter that may properly come before the special meeting at the discretion of the Angie's List board of directors.

Q:
What should I do if I receive more than one set of voting materials?

A:
If you hold shares of Angie's List common stock in "street name" and also directly as a record holder or otherwise or if you hold shares of Angie's List common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Angie's List common stock are voted. If you hold your shares in "street name" through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:
What happens if I sell my shares of Angie's List common stock before the special meeting?

A:
The record date is earlier than both the date of the special meeting and the Effective Time of the Merger. If you transfer your shares of Angie's List common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the Share Consideration or Cash Consideration, as applicable, to the person to whom you transfer your shares. In order to receive the Share Consideration or Cash Consideration, as applicable, you must hold your shares through the Effective Time of the Merger.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Angie's List is soliciting proxies for the special meeting from Angie's List stockholders. Angie's List has also retained Innisfree M&A Incorporated to solicit proxies for the special meeting from Angie's List stockholders for a fee of approximately $20,000, plus reasonable out-of-pocket expenses. Angie's List will bear the entire cost of soliciting proxies from Angie's List stockholders, and Angie's List will pay all expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to this mailing, Angie's List's directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies may be undertaken through the mail, in person, by telephone, the internet or other means. Angie's List may also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses for forwarding proxy materials to the beneficial owners of Angie's List common stock and in obtaining voting instructions from such beneficial owners.

Q:
What do I need to do now?

A:
Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting. If you are a stockholder of record, you may vote using any of the following methods:

•
by telephone or on the internet, by calling the toll-free telephone number or visiting the website specified on the enclosed proxy card. Please have your proxy card handy to verify your identity using the control number provided on your proxy card. When voting over the telephone or online you can confirm that your instructions have been properly recorded. Please be aware that if you vote by telephone or over the internet, you may incur costs such as telephone and internet access charges for which you will be responsible;

•
by completing, signing, dating and returning the enclosed proxy card or voting instruction card in the accompanying prepaid reply envelope; or

•
by attending the special meeting in person and casting your vote there. You may also be represented by another person at the special meeting if you execute a proper proxy designating that person.

  If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, must obtain a legal proxy from your bank, brokerage firm or other nominee and present it to the inspectors of election with your ballot.

Q:
Should I send in my stock certificates with my proxy?

A:
No, please do NOT return your stock certificate(s) with your proxy. You will be mailed a form of election and other customary transmittal materials within five business days of the mailing of this proxy statement/prospectus, under separate cover, describing how you may exchange your shares of Angie's List common stock for the Share Consideration or Cash Consideration, as applicable. If your shares of Angie's List common stock are held in "street name" through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your "street name" shares of Angie's List common stock in exchange for the Share Consideration or Cash Consideration, as applicable, if and when the Merger is completed, as further described in this proxy statement/prospectus.

Q:
Who can help answer any other questions I have?

A:
If you need assistance in voting or completing your proxy card or have questions regarding the special meeting, please contact Innisfree M&A Incorporated, the proxy solicitor for Angie's List, by mail at 501 Madison Avenue, 20th Floor, New York, New York 10022 or by telephone at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

SUMMARY

        This summary highlights selected information included in this proxy statement/prospectus. You should carefully read this entire proxy statement/prospectus, including its Annexes and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you. Additional important information about ANGI Homeservices and Angie's List is contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see the section entitled "Where You Can Find More Information." Each topic in this summary includes a page reference directing you to a more complete description of that topic elsewhere in this proxy statement/prospectus.

Information About the Companies Involved in the Transactions (Page 64)

Angie's List, Inc.

  Angie's List, Inc.
  1030 East Washington Street
  Indianapolis, Indiana 46202
  Phone: (888) 888-5478

        Angie's List, Inc. (NASDAQ:ANGI) is a Delaware corporation. Angie's List operates a national local services consumer review service and marketplace with a mission of improving the local service experience for both members and service professionals. To that end, Angie's List helps facilitate transactions between more than five million members and its collection of service professionals in over 700 categories of service nationwide. Built on a foundation of more than ten million verified reviews of local services, Angie's List's unique tools, services and content across multiple platforms enable members to research, shop for and purchase local services for critical needs, as well as rate and review the providers of these services. Angie's List's ratings and reviews, which are now available to members free-of-charge following the introduction of a free membership tier during 2016, assist Angie's List's members in identifying and hiring a provider for their local service needs.

        Additional information about Angie's List and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

ANGI Homeservices Inc. and the HomeAdvisor Business

  ANGI Homeservices Inc.
  14023 Denver West Parkway
  Building 64
  Golden, Colorado 80401
  Phone: (303) 963-7200

        ANGI Homeservices is a Delaware corporation that was formed on April 13, 2017 under the name Halo TopCo, Inc. and renamed ANGI Homeservices Inc. on May 4, 2017. ANGI Homeservices was formed in connection with the Transactions as a wholly owned subsidiary of IAC. Following the completion of the Transactions described in this proxy statement/prospectus, ANGI Homeservices will become the holding company of both the HomeAdvisor Business and Angie's List.

        The HomeAdvisor Business is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local prescreened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), Germany (MyHammer), France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder). The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 15.7 million service requests from homeowners in the United States during the twelve months ended June 30, 2017.

        For more information about the HomeAdvisor Business, see the sections entitled "Information About the HomeAdvisor Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business."

Merger Sub

  Casa Merger Sub, Inc.
  555 West 18th Street
  New York, New York 10011
  Phone: (212) 314-7300

        Casa Merger Sub, Inc., a wholly owned subsidiary of ANGI Homeservices, is a Delaware corporation that was formed on April 13, 2017 for the purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into Angie's List, with Angie's List continuing as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices.

IAC/InterActiveCorp

  IAC/InterActiveCorp
  555 West 18th Street
  New York, New York 10011
  Phone: (212) 314-7300

        IAC (NASDAQ:IAC) is a Delaware corporation. IAC is a leading media and internet company comprised of widely known consumer brands such as HomeAdvisor, Vimeo, Dictionary.com, The Daily Beast, Investopedia, and Match Group's online dating portfolio, which includes Match, Tinder, PlentyOfFish and OkCupid. IAC is headquartered in New York City and has offices worldwide.

        Immediately following the completion of the Transactions described in this proxy statement/prospectus, IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock, depending on the number of Angie's List stockholders that elect to receive Cash Consideration.

        Additional information about IAC, including with respect to its corporate governance and the ownership of its common stock, is available in IAC's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016 and its proxy statement on Schedule 14A, dated May 10, 2017. See the section entitled "Where You Can Find More Information."

The Contribution, the IAC Share Issuance and the Merger (Page 66)

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and the Contribution Agreement, prior to the Closing, IAC will contribute its HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for Class B shares of ANGI Homeservices. This contribution by IAC is referred to in this proxy statement/prospectus as the "Contribution" and the issuance by ANGI Homeservices of Class B shares to IAC in connection with the Contribution is referred to as the "IAC Share Issuance." For further details regarding the Contribution, see the section entitled "Ancillary Agreements—Contribution Agreement," and for further details regarding the IAC Share Issuance, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC." At the Effective Time, Merger Sub will merge with and into Angie's List, the separate corporate existence of Merger Sub will cease, and Angie's List will continue as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices. This merger is referred to in this proxy statement/prospectus as the "Merger." For further details regarding the terms and conditions of the Merger Agreement and the effects of the Merger, see the section entitled "The Merger Agreement."

        The Merger, the Contribution, the IAC Share Issuance, and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements (as described in the section entitled "The Ancillary Agreements") are referred to collectively in this proxy statement/prospectus as the "Transactions."

        Following the Merger, (i) Angie's List common stock will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded and (ii) the Class A shares of the combined company, ANGI Homeservices, are expected to trade on NASDAQ under the current Angie's List ticker symbol, "ANGI."

Structure of the Transactions (Page 67)

        Set forth below are diagrams that graphically illustrate, in simplified form, (1) the existing corporate structure of IAC, the HomeAdvisor Business and Angie's List as of the date of this proxy statement/prospectus, (2) the structure of the Contribution and the IAC Share Issuance, following which the HomeAdvisor Business will be owned by ANGI Homeservices, (3) the structure of the Merger, and the issuance of Class A shares of ANGI Homeservices to holders of Angie's List common stock who properly elect or are deemed to elect to receive the Share Consideration in the Merger, and (4) the corporate structure of IAC and ANGI Homeservices (which at that time will own the HomeAdvisor Business and Angie's List) immediately following the completion of the Transactions.

        Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and

IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock.

The Share Consideration and the Cash Consideration (Page 124)

        At the effective time of the Merger (the "Effective Time"), each share of Angie's List common stock outstanding immediately prior to the Effective Time (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive, at the holder's election (i) in the case of a share of Angie's List common stock with respect to which an election to receive a Class A share of ANGI Homeservices has been properly made and not revoked or lost, one Class A share (the "Share Consideration") or (ii) in the case of a share of Angie's List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, $8.50 in cash, without interest (the "Cash Consideration" which, together with the Share Consideration, is referred to in this proxy statement/prospectus as the "Merger Consideration"), but subject to the consideration election procedures and Cash Consideration proration provisions described in the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

        There is no requirement for any Angie's List stockholder to receive Cash Consideration in the Merger. If no Angie's List stockholder elects to receive the Cash Consideration, 100% of the consideration paid in the Merger will be in the form of Class A shares of ANGI Homeservices (other than cash in lieu of fractional shares, if applicable).

Treatment of Angie's List Equity Awards in the Merger (Page 125)

        Options.    Each option to purchase shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the Effective Time, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the Effective Time. Each ANGI Homeservices option will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List option immediately prior to the Effective Time.

        Restricted Stock Unit Awards.    Each award of restricted stock units that corresponds to shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares equal to the number of shares of Angie's List common stock subject to such restricted stock unit award immediately prior to the Effective Time (assuming satisfaction of any applicable performance goals at the target performance level with respect to Angie's List performance-based restricted stock unit awards granted in June 2016). Each ANGI Homeservices restricted stock unit award will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List restricted stock unit award immediately prior to the Effective Time, except that ANGI Homeservices restricted stock unit awards corresponding to performance-based Angie's List restricted stock unit awards granted in June 2016 will vest solely on the basis of service following the Effective Time.

Joint Reasons of Angie's List and IAC for the Transactions (Page 84)

        IAC and Angie's List (which, for purposes of this section, are sometimes referred to as "we" and "our") believe that the combination of the HomeAdvisor Business and Angie's List pursuant to the Transactions will enhance stockholder value by, among other things, enabling the combined company, ANGI Homeservices, to capitalize on the market opportunity presented by the following dynamics of the home services market:

  •
  Large and growing addressable market:  The U.S. home services market is large and growing, with an estimated total value in excess of $400 billion in 2017, and an expected compound annual growth rate of approximately 6% over the next five years, according to Cowen and Company. As the operator of the largest global home services marketplace, we believe ANGI Homeservices will be well positioned to capitalize on this growing market.

  •
  Fragmented two-sided marketplace:  The home services market is also highly fragmented on both the consumer and service professional sides of the marketplace. We believe this substantial fragmentation means that both consumers and service professionals experience significant friction when trying to transact, which creates an opportunity for a technology-driven marketplace to provide a superior solution. We believe a solutions provider such as ANGI Homeservices can provide enduring value to its service professional customers and to homeowners by reducing friction, increasing total transaction volume, enabling more satisfying experiences and delivering improved returns (whether measured by time spent searching or dollars spent marketing) to marketplace participants.

  •
  Accelerating online migration:  The home services market is one of the largest remaining marketplaces where digital penetration remains low. We expect the migration to online marketplaces for finding and booking home services to accelerate in the future due to many factors.

        We believe that the combined company will be better positioned than either Angie's List or the HomeAdvisor Business would be on a standalone basis to capitalize on these dynamics of the home services market due to the substantial strategic and financial benefits that we believe will result from the Transactions. We believe these benefits include:

  •
  Network effects of the combination:  We believe that combining Angie's List, which has the industry's leading brand (according to a brand measurement study conducted by the HomeAdvisor Business) and significant recurring organic traffic (with an estimated 13.0 million monthly unique visitors to its platform (on average, for the twelve months ended June 30, 2017, measured by daily unique visitors, according to web analytics company Omniture)), with the HomeAdvisor Business, which we believe has the nation's largest online network of service professionals (with approximately 164,000 paying professionals in its network as of June 30, 2017), will create a more comprehensive, liquid and efficient marketplace.

  •
  Diversifying the monetization model:  We believe that ANGI Homeservices will have best-in-class monetization capabilities, spanning a variety of monetization methods, and offering choice to service professionals and consumers alike.

  •
  Enhancing innovation:  We expect that, by combining the resources of the HomeAdvisor Business and Angie's List, ANGI Homeservices will be able to accelerate the product innovation that is fundamental to removing friction in order to drive home services customers and service professionals online. We believe that the increased reach, scale and resources of ANGI Homeservices will facilitate continued product innovation in the rapidly growing digital home services market, leading to the potential for long-term revenue and earnings growth, as well as improved consumer satisfaction.

  •
  Improving customer and service professional acquisition efficiency:  We believe the combined company will use shared best practices and data to deliver market-leading customer acquisition efficiency.

  •
  Achieving substantial synergies:  We believe that the Transactions will create significant synergies across the combined company in three major categories: (i) cost savings that result from the streamlining of duplicative resources or the refocusing of such otherwise duplicative resources toward growth initiatives; (ii) enhanced monetization of the Angie's List consumer traffic by application of the HomeAdvisor business model; and (iii) efficiencies and conversion improvements resulting from the increased scale of the combined company, including in the areas of sales, marketing and technology.

  •
  Blending compatible cultures and service philosophies:  ANGI Homeservices will have a highly experienced management team assembled from both companies, and a board of directors comprised of representatives of both IAC and the current board of directors of Angie's List. We believe that the industry expertise of management, coupled with the continuity in management oversight in the combined company's board, will provide a deep understanding of the best practices of both companies that will facilitate successful integration of the HomeAdvisor Business and Angie's List.

Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors (Page 87)

        The Angie's List board of directors believes that the businesses of Angie's List and the HomeAdvisor Business are complementary and that a combination of Angie's List with the HomeAdvisor Business presents a compelling strategic opportunity to enhance value for Angie's List stockholders. In evaluating the Transactions, the Angie's List board of directors consulted with Angie's List's management and legal and financial advisors.

        In reaching its decision to approve the Merger Agreement and recommend the adoption of the Merger Agreement to Angie's List's stockholders, the Angie's List board of directors considered a number of factors and a number of potential risks, including, among others, the fact that there is no trading history for ANGI Homeservices equity securities or any equity securities of any of the HomeAdvisor Entities, and that therefore there would be substantial uncertainty regarding the prices at which the Class A shares to be received by Angie's List stockholders who receive the Share Consideration in the Merger may trade following the Merger. Certain of the additional factors and potential risks the Angie's List board of directors considered are discussed in more detail under "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors."

Opinions of Angie's List's Financial Advisors (Page 90)

Opinion of Allen & Company LLC

        Angie's List has engaged Allen & Company LLC ("Allen & Company") as a financial advisor in connection with the Merger. In connection with the Merger, Allen & Company delivered a written opinion, dated May 1, 2017, to the Angie's List board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by holders of Angie's List common stock pursuant to the Merger Agreement. The full text of Allen & Company's written opinion, dated May 1, 2017, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex E. The description of Allen & Company's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Allen & Company's opinion. Allen & Company's opinion was intended for the benefit and use of the Angie's List board of directors (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the Merger. Allen & Company's opinion did not constitute a recommendation as to the course of action that Angie's List (or the Angie's List board of directors) should pursue in connection with the Merger or related transactions or otherwise address the merits of the underlying decision by Angie's List to engage in the Merger or related transactions, including in comparison to other strategies or transactions that might be available to Angie's List or which Angie's List might engage in or consider. Allen & Company's opinion does not constitute advice or a recommendation to any stockholder as to any election made by such stockholder or how such stockholder should vote or act on any matter relating to the Merger, any related transactions or otherwise.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

        Angie's List also has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch") as a financial advisor in connection with the Merger. In connection with the Merger, BofA Merrill Lynch delivered a written opinion, dated May 1, 2017, to the Angie's List board of directors as to the fairness, from a financial point of view and as of such date, to the holders of Angie's List common stock of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. The full text of BofA Merrill Lynch's written opinion, dated May 1, 2017, is attached as Annex F and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. BofA Merrill Lynch delivered its opinion to the Angie's List board of directors for the benefit and use of the Angie's List board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Merrill Lynch's opinion did not address any related transactions or any other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger or related transactions in comparison to other strategies or transactions that might be available to Angie's List or in which Angie's List might engage or as to the underlying business decision of Angie's List to proceed with or effect the Merger or related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

Corporate Governance, Board of Directors and Management of ANGI Homeservices Following the Merger (Page 190)

        Following the completion of the Merger, IAC will continue to control a majority of the voting power of the outstanding common stock of ANGI Homeservices. As a result, ANGI Homeservices will be a "controlled company" under the applicable rules of NASDAQ. As a controlled company, ANGI Homeservices will be exempt from the obligation to comply with certain corporate governance requirements under applicable NASDAQ Rules and plans to take advantage of some or all of those exemptions, as further described in the section entitled "Corporate Governance of ANGI Homeservices Following the Merger."

        The Merger Agreement provides that the initial board of directors of ANGI Homeservices will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors. The directors selected by Angie's List will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve. The Merger Agreement further provides that the chairman of the board of directors of ANGI Homeservices will be Joseph Levin, the current Chief Executive Officer of IAC, and that the Chief Executive Officer of ANGI Homeservices will be Chris Terrill, the current Chief Executive Officer of

HomeAdvisor (US). For additional information regarding the expected directors and officers of ANGI Homeservices, see the section entitled "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger."

Regulatory Approvals Required for the Merger (Page 113)

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules promulgated thereunder, the Merger may not be completed until notifications have been given and information furnished to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the U.S. Federal Trade Commission (the "FTC") and all statutory waiting period requirements have been satisfied. Completion of the Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act. Pursuant to the HSR Act, IAC filed its Notification and Report Form with the FTC and the DOJ on May 11, 2017. Angie's List filed its Notification and Report Form with the FTC and DOJ on May 15, 2017. On June 14, 2017, to give additional time to the DOJ to review the transaction during its initial review period and thus expedite the DOJ's overall review of the transaction, IAC withdrew its Notification and Report Form and re-filed it on June 15, 2017. The applicable waiting period under the HSR Act was terminated early by the FTC effective as of July 13, 2017.

Conditions to the Closing of the Merger (Page 144)

        The obligations of Angie's List, IAC, ANGI Homeservices and Merger Sub to effect the Merger are subject to the fulfillment of the following mutual conditions:

  •
  the adoption of the Merger Agreement proposal by Angie's List stockholders;

  •
  the absence of (i) any injunction or other order having been entered by any court or other governmental entity of competent jurisdiction that continues to be in effect and (ii) any law having been adopted or become effective, in each case, prohibiting the consummation of the Merger or any of the other Transactions, including the Contribution;

  •
  any waiting period (and any extension thereof) under the HSR Act relating to the Transactions having terminated or expired (which condition was satisfied on July 13, 2017);

  •
  (i) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part having been declared effective by the SEC, (ii) no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and (iii) no proceedings for that purpose having been initiated or threatened by the SEC; and

  •
  the Class A shares of ANGI Homeservices to be issued in the Merger having been approved for listing on NASDAQ, subject to official notice of issuance.

        The obligation of Angie's List to effect the Merger is also subject to the fulfillment (or waiver by Angie's List) of the following additional conditions, among others:

  •
  the representations and warranties of IAC, ANGI Homeservices and Merger Sub set forth in the Merger Agreement must be true and correct, subject to specified materiality qualifications;

  •
  IAC, ANGI Homeservices and Merger Sub must have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time;

  •
  since May 1, 2017, there must not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined in the section entitled "The Merger Agreement—

    Representations and Warranties; Material Adverse Effect") with respect to the HomeAdvisor Business;

  •
  Angie's List must have received a written opinion from Sidley Austin LLP ("Sidley Austin") in connection with the Merger, as further described in the section entitled "The Merger Agreement—Conditions to the Closing of the Merger"; and

  •
  the Contribution (including the IAC Share Issuance) must have been completed in accordance with the Contribution Agreement.

        The obligation of IAC, ANGI Homeservices and Merger Sub to effect the Merger is also subject to the fulfillment (or waiver by IAC) of the following additional conditions, among others:

  •
  the representations and warranties of Angie's List set forth in the Merger Agreement must be true and correct, subject to specified materiality qualifications;

  •
  Angie's List must have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time;

  •
  since May 1, 2017, there must not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined in the section entitled "The Merger Agreement—Representations and Warranties; Material Adverse Effect") with respect to Angie's List; and

  •
  IAC must have received a written opinion from Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") in connection with the Merger, as further described in the section entitled "The Merger Agreement—Conditions to the Closing of the Merger."

        Neither IAC nor Angie's List can be certain when or if the conditions to the Merger will be satisfied (or waived), or that the Merger will be completed in a timely manner or at all. For further details regarding the risks associated with the Merger, see the section entitled "Risk Factors," and for further details regarding the conditions to the Closing, see the section entitled "The Merger Agreement—Conditions to the Closing of the Merger."

Restrictions on Solicitation of Alternative Takeover Proposals by Angie's List (Page 136)

        Except as expressly permitted by the Merger Agreement, Angie's List has agreed that it will not, and will cause each of its affiliates and each of its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives not to, among other things, (i) directly or indirectly, solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making, submission or announcement by any person of any proposal or offer that constitutes, or would reasonably be expected to lead to, a "Company Takeover Proposal" (as defined in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals") or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding a Company Takeover Proposal, or furnish to any other person (other than IAC and its representatives) any information relating to Angie's List or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Angie's List or any of its subsidiaries to any person (other than IAC and its representatives), in each case in connection with or for the purpose of encouraging or facilitating a Company Takeover Proposal (other than to refer the inquiring person to the non-solicitation provisions of the Merger Agreement).

        However, notwithstanding the restrictions described above, if at any time from and after May 1, 2017 and prior to the adoption of the Merger Agreement by Angie's List stockholders (but not after), (i) Angie's List receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from, directly or indirectly, a breach of the non-solicitation provisions of the Merger

Agreement and (ii) the Angie's List board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a "Superior Proposal" (as defined in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals") and, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then Angie's List may, subject to specified procedures, furnish information with respect to Angie's List and its subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of Angie's List and its subsidiaries, to the person that made such Company Takeover Proposal and its representatives, and engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its representatives regarding such Company Takeover Proposal.

Change in the Angie's List Board Recommendation (Page 139)

        As further described in the sections entitled "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors," and subject to the provisions described in the section entitled "The Merger Agreement—Change in the Angie's List Board Recommendation," the Angie's List board of directors recommends that Angie's List stockholders vote "FOR" the proposal to adopt the Merger Agreement, which recommendation is referred to in this section as the "Angie's List board recommendation."

        Under the terms of the Merger Agreement, Angie's List has agreed that its board of directors will not, among other things, fail to include the Angie's List board recommendation in this proxy statement/prospectus, change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to IAC, the Angie's List board recommendation, or fail to recommend against any Company Takeover Proposal or fail to reaffirm the Angie's List board recommendation within five business days after a request by IAC to do so, subject to certain exceptions and limitations.

        However, notwithstanding the restrictions on changes to the Angie's List board recommendation described above, at any time prior to the adoption of the Merger Agreement by Angie's List stockholders, the Angie's List board of directors may make an adverse recommendation change with respect to a Superior Proposal and/or cause Angie's List to terminate the Merger Agreement (which will require concurrent payment of the termination fee to IAC as described below) in order to enter into a definitive agreement providing for the consummation of the transaction contemplated by such Superior Proposal, in either case if, subject to certain restrictions, after receiving a bona fide, unsolicited written Company Takeover Proposal that did not result from, directly or indirectly, a breach of the non-solicitation provisions set forth in the Merger Agreement, the Angie's List board of directors has determined in good faith (i) after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Superior Proposal, and (ii) after consultation with its outside legal counsel, in light of such Company Takeover Proposal, that the failure to make such an adverse recommendation change or terminate the Merger Agreement would be reasonably likely to be inconsistent with the Angie's List board of directors' fiduciary duties under applicable law.

        Additionally, notwithstanding the restrictions on changes to the Angie's List board recommendation described above, the Angie's List board of directors may make an adverse recommendation change in response to an Intervening Event (as defined in the section entitled "The Merger Agreement—Change in the Angie's List Board Recommendation") if the Angie's List board of directors has determined in good faith, after consultation with its outside legal counsel, that its failure to make an adverse recommendation change would be inconsistent with its fiduciary duties under applicable law.

        Prior to making any adverse recommendation change or terminating the Merger Agreement as described above, Angie's List must comply with specified procedures to provide notice of the pending change to IAC, and to negotiate in good faith with IAC during a specified period prior to making any such change, as further described in the section entitled "The Merger Agreement—Change in the Angie's List Board Recommendation."

Termination of the Merger Agreement (Page 146)

        Angie's List and IAC may mutually agree to terminate the Merger Agreement at any time prior to the completion of the Merger (including after the adoption of the Merger Agreement by Angie's List stockholders).

        In addition, either IAC or Angie's List may terminate the Merger Agreement if:

  •
  the Merger is not consummated on or prior to February 1, 2018 (provided that this right to terminate will not be available to a party if the failure of the Closing to occur by such date was due to a material breach of the Merger Agreement by such party);

  •
  an injunction or other order is entered by a court or other governmental entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the other Transactions, and such injunction or other order has become final and nonappealable (provided that this right to terminate will not be available to a party if the injunction was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement);

  •
  the Angie's List special meeting (including any adjournments or postponements thereof) has concluded without the adoption of Merger Agreement by Angie's List stockholders; or

  •
  the other party (as referring to IAC in this bullet point, "the other party" also includes ANGI Homeservices and Merger Sub) has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and such breach or failure to perform (i) if it occurred on or continued to occur on the Closing Date, would result in a failure of a condition to the Closing to be satisfied by such breaching party, and (ii) is incapable of being cured by February 1, 2018 or, if curable by such date, is not cured within 20 business days of receipt of written notice from the other party (provided that this right to terminate will not be available to a party if such party is then in material breach of the Merger Agreement and such breach would result in a failure of a condition to the Closing to be satisfied by such party).

        IAC may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by Angie's List stockholders if the Angie's List board of directors makes an adverse recommendation change, as further described in the section entitled "The Merger Agreement—Change in the Angie's List Board Recommendation."

        Angie's List may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by its stockholders in order to enter into a definitive agreement providing for a Superior Proposal, as further described in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals" (but only if Angie's List enters into such definitive agreement concurrently with the termination of the Merger Agreement and pays the termination fee described below).

Termination Fee (Page 147)

        Angie's List will be obligated to pay IAC a termination fee of $20 million in any of the following circumstances:

  •
  if Angie's List terminates the Merger Agreement prior to the adoption of the Merger Agreement by its stockholders in order to enter into a definitive agreement providing for a Superior Proposal;

  •
  if IAC terminates the Merger Agreement prior to the adoption of the Merger Agreement by Angie's List stockholders because the Angie's List board of directors makes an adverse recommendation change; or

  •
  if a Company Takeover Proposal (as defined in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals," except that all references to "15%" in that definition will be deemed references to "50%" for purposes of this termination fee trigger) has been made or communicated to the Angie's List board of directors or has been publicly announced or become publicly known and:

  •
  such Company Takeover Proposal has not been publicly withdrawn at least five business days prior to the Angie's List special meeting, and the Merger Agreement is later terminated because the Angie's List special meeting concludes without the adoption of Merger Agreement proposal by Angie's List stockholders; or

  •
  such Company Takeover Proposal has not been withdrawn prior to the termination of the Merger Agreement due to (a) the Merger having not been consummated by February 1, 2018 or (b) Angie's List having breached or failed to perform under the Merger Agreement in a manner that causes the closing condition relating to the performance by Angie's List of its obligations under the Merger Agreement in all material respects not to be satisfied; and

  •
  in either of the cases described in the preceding two bullet points, within nine months of such termination, Angie's List or any of its subsidiaries enters into a definitive agreement with a third party with respect to, or consummates a transaction that is, a Company Takeover Proposal with a third party (or a third party otherwise consummates a transaction that is a Company Takeover Proposal).

        For additional details, see the section entitled "The Merger Agreement—Effects of Termination of the Merger Agreement; Termination Fee and Expenses."

Accounting Treatment of the Merger (Page 115)

        ANGI Homeservices will account for the acquisition of Angie's List pursuant to the Merger using the acquisition method of accounting in accordance with GAAP. ANGI Homeservices will measure the assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the Closing. Any excess of the purchase price over those fair values will be recorded as goodwill.

        Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present, which may occur more frequently than on an annual basis.

        The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma combined financial statements (see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information") is based on preliminary estimates using assumptions that the management of ANGI Homeservices believes are reasonable based on currently available information as of the date of this proxy statement/prospectus. The final purchase price and fair value assessment of assets and liabilities will be completed following the Closing based in part on a detailed analysis that has not yet been completed.

Material U.S. Federal Income Tax Consequences of the Merger (Page 157)

        It is intended that either (i) the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") or, (ii) the Merger, when combined with the Contribution and the IAC Share Issuance, qualify as an exchange described in Section 351(a) of the Code. It is a condition to the obligation of Angie's List to effect the Merger that Angie's List receive a written opinion from its counsel, Sidley Austin, to the effect that either (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code or (ii) the Merger, when combined with the Contribution and the IAC Share Issuance, will qualify as an exchange described in Section 351(a) of the Code. Accordingly, assuming the receipt and accuracy of such opinion, the material U.S. federal income tax consequences to U.S. holders (as defined in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger") of Angie's List common stock generally are as follows:

  •
  If a U.S. holder receives solely shares of ANGI Homeservices Class A common stock in exchange for its shares of Angie's List common stock, such holder generally will not recognize any gain or loss, except with respect to cash received in lieu of fractional shares of ANGI Homeservices Class A common stock.

  •
  If a U.S. holder receives solely cash in exchange for its shares of Angie's List common stock, such holder generally will recognize gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in such Angie's List shares.

  •
  If a U.S. holder receives a combination of ANGI Homeservices Class A common stock and cash in exchange for its shares of Angie's List common stock, such holder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the ANGI Homeservices Class A common stock and cash received by such holder exceeds such holder's adjusted tax basis in its shares of Angie's List common stock surrendered and (ii) the amount of cash received by such holder.

        Holders of Angie's List common stock should read the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" for a more complete discussion of the U.S. federal income tax consequences of the Merger, including the discussion applicable to holders of Angie's List common stock that acquired blocks of Angie's List common stock at different times or different prices. Holders of Angie's List common stock should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of Angie's List common stock pursuant to the Merger.

Angie's List Special Meeting of Stockholders (Page 58)

        The Angie's List special meeting will be held on September 29, at 10:00 a.m. Eastern time, at The Alexander, 333 S. Delaware St., Indianapolis, Indiana 46204. Holders of record of Angie's List common stock as of the close of business on the record date of August 25, 2017, which is referred to in this proxy statement/prospectus as the "record date," are entitled to receive notice of, and to vote at, the special meeting. Each outstanding share of Angie's List common stock held as of the close of business on the record date entitles its holder to cast one vote on each proposal to be voted on at the special meeting. As of the close of business on the record date, there were 61,292,181 shares of Angie's List common stock outstanding and entitled to vote at the special meeting.

        At the special meeting, Angie's List stockholders will be asked to consider and vote upon (i) a proposal to adopt the Merger Agreement, (ii) a proposal to approve, on an advisory (non-binding)

basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger and (iii) a proposal to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

        Adoption of the Merger Agreement, which is a condition to the completion of the Merger, requires the affirmative vote of holders of a majority of the shares of Angie's List common stock outstanding and entitled to vote on this proposal. Accordingly, your failure to submit a proxy card or to vote in person at the special meeting, your abstention from voting or your failure to give voting instructions to your bank, brokerage firm or other nominee if you hold your shares in "street name" through a bank, brokerage firm or other nominee, will have the same effect as a vote "AGAINST" the proposal to adopt the Merger Agreement.

        For additional information about the special meeting, see the section entitled "Angie's List Special Meeting of Stockholders."

Ownership of Angie's List Common Stock by Angie's List Directors, Executive Officers and Their Affiliates (Page 278)

        As of the close of business on the record date, Angie's List's directors, executive officers and their respective affiliates owned and were entitled to vote 7,436,575 shares of Angie's List common stock. This represents approximately 12% of the outstanding shares of Angie's List common stock entitled to vote at the special meeting. Completion of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by stockholders of Angie's List. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of Angie's List common stock. Angie's List currently expects that the Angie's List directors and executive officers will vote their shares of Angie's List common stock in favor of the proposal to adopt the Merger Agreement and the other proposals to be considered at the special meeting, although none of them is obligated to do so.

Interests of Angie's List's Directors and Executive Officers in the Transactions (Page 116)

        In considering whether to approve the proposals set forth in this proxy statement/prospectus to be voted on at the Angie's List special meeting, including the proposal to adopt the Merger Agreement, you should recognize that some of the members of management and of the Angie's List board of directors may have interests in the Transactions that differ from, or are in addition to, their interests as Angie's List stockholders. These interests include:

  •
  the rights of some executive officers to receive payments or other benefits, including the conversion of certain stock options and restricted stock unit awards, acceleration of the vesting of certain equity awards, and possible payments due upon certain terminations of employment during a specified period prior to or following a change in control;

  •
  the expected service of Angela R. Hicks Bowman and Thomas R. Evans as directors of ANGI Homeservices following the Merger;

  •
  an employment agreement entered into between ANGI Homeservices and Ms. Hicks Bowman providing for her continued service to ANGI Homeservices following the Closing; and

  •
  the continued indemnification of Angie's List's directors and officers after the completion of the Transactions for acts or omissions that occurred in their capacity as directors or officers prior to the Closing.

        These interests are further described in the section entitled "The Transactions—Interests of Angie's List's Directors and Executive Officers in the Transactions."

Historical Per Share Market Price Information of Angie's List Common Stock (Page 272)

        Shares of Angie's List common stock are listed on NASDAQ under the symbol "ANGI." Prior to the Closing, no shares of common stock of ANGI Homeservices are or will be listed on any securities exchange. The closing price of Angie's List common stock as reported on NASDAQ on May 1, 2017, the last full trading day before the public announcement of the signing of the Merger Agreement, was $5.89 per share. The closing price of Angie's List common stock as reported on NASDAQ on August [    •    ], 2017, the last full trading day before the date of this proxy statement/prospectus, was $[    •    ] per share. For further historical information regarding the trading prices of Angie's List common stock, see the section entitled "Historical Market Price and Dividend Information Regarding Angie's List Common Stock." Angie's List stockholders are urged to consult publicly available sources to obtain current market quotations for Angie's List common stock, and to review carefully the other information contained in this proxy statement/prospectus (including the information incorporated by reference into this proxy statement/prospectus), in considering whether to approve the proposal to adopt the Merger Agreement at the Angie's List special meeting.

Summary Historical Per Share Financial Information of Angie's List and Pro Forma Per Share Financial Information of ANGI Homeservices (Page 164)

        The following table sets forth historical per share information of Angie's List and pro forma combined per share information for the six months ended June 30, 2017 and the year ended December 31, 2016 after giving effect to the Transactions under the acquisition method of accounting. The historical per share data has been derived from the historical financial statements of Angie's List, which are incorporated by reference into this proxy statement/prospectus.

        The pro forma combined per share data has been derived from and should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Information" and the related notes included in this proxy statement/prospectus. The pro forma combined per share information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the pro forma information does not purport to project the future financial position or results of operation of ANGI Homeservices following the Transactions.

For the Six Months Ended June 30, 2017	Angie's List Historical	Pro Forma Combined
Basic and diluted loss per share	$(0.10)	$(0.01)
Cash dividends declared	N/A	N/A
Book value per share as of June 30, 2017	$0.15	$2.02

For the Year Ended December 31, 2016	Angie's List Historical	Pro Forma Combined
Basic and diluted loss per share	$(0.13)	$(0.17)
Cash dividends declared	N/A	N/A
Book value per share as of December 31, 2016	$0.08	N/A

Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices (Page 251)

        If the Merger is consummated, stockholders of Angie's List who receive the Share Consideration in the Merger will become holders of Class A shares of ANGI Homeservices. Angie's List and ANGI

Homeservices are both organized under the laws of Delaware. However, differences in the rights of holders of Angie's List common stock and holders of Class A shares of ANGI Homeservices will arise due to differences between their respective certificates of incorporation and bylaws. These differences will include, among other things, differences with respect to the number and types of authorized capital stock and the voting and other rights of the different classes, dividends and distributions, the structure of the board of directors, the removal of directors, the ability of stockholders to act by written consent, future amendments to the organizational documents, and the renunciation of corporate opportunities. For more information, see the sections entitled "Description of ANGI Homeservices Capital Stock" and "Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices."

Listing of Class A Shares of ANGI Homeservices (Page 114)

        It is currently expected that following the Closing, Class A shares of ANGI Homeservices will trade on NASDAQ under the symbol "ANGI." The approval for listing of the Class A shares is a condition to the Closing, as discussed in the section entitled "The Merger Agreement—Conditions to the Closing of the Merger."

No Appraisal Rights (Page 115)

        Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Delaware law, holders of Angie's List common stock are not entitled to any appraisal rights in connection with the Transactions.

Risk Factors (Page 33)

        In deciding how to vote your shares of Angie's List common stock at the special meeting, and in deciding whether to elect to receive the Share Consideration or the Cash Consideration (or a combination of the two) in the Merger, you should read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this proxy statement/prospectus, and in particular, you should read the section entitled "Risk Factors."

Litigation Related to the Merger (Page 122)

        On July 18, 2017, a putative class action complaint, captioned Parshall v. Angie's List,  Inc., C.A. No. 1:17-cv-02418 (the "Parshall Action"), was filed in the U.S. District Court for the Southern District of Indiana in connection with the Merger. On July 20, 2017, a similar class action lawsuit was filed in the same court, captioned Pill v. Angie's List, Inc., C.A. No. 1:17-cv-02461 (the "Pill Action") (together, the two actions are referred to as the "Actions"). The complaints in both the Parshall Action and the Pill Action named as defendants IAC, ANGI Homeservices, Merger Sub, Angie's List and the members of the Angie's List board of directors.

        The complaints in the Actions allege that Angie's List, the members of the Angie's List board of directors, IAC, ANGI Homeservices and Merger Sub allegedly omitted and/or misrepresented certain information in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The alleged omissions and/or misrepresentations generally relate to (i) certain of Angie's List's and the HomeAdvisor Business's financial projections, (ii) certain data and inputs underlying the financial analyses, (iii) certain interests of Angie's List's directors and executive officers in the Transactions, and (iv) the background of the Transactions.

        The Actions collectively seek the following relief: (i) ordering that the Actions be maintained as a class action and certifying the plaintiffs as the class representative and the plaintiff's counsel as class counsel, (ii) preliminarily and permanently enjoining the defendants and all persons acting in concert with them from proceeding with, consummating or closing the Transactions, (iii) directing the Angie's List board of directors to disseminate a Form S-4 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) in the event the defendants consummate the Transactions, rescinding them and setting them aside or awarding rescissory damages to the plaintiffs and the class, (v) declaring that the defendants violated Section 14(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, and/or Section 20(a) of the Exchange Act, (vi) directing the defendants to account to the plaintiffs and the class for damages sustained, (vii) awarding the plaintiffs the costs of the Actions, including reasonable allowance for plaintiffs' attorneys and experts' fees, and (viii) granting such other and further relief as the court may deem just and proper.

        The defendants consider the claims asserted to be without merit.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus, including the documents incorporated by reference into this proxy statement/prospectus, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of the management of each of ANGI Homeservices, Angie's List and IAC, the Transactions, the markets for ANGI Homeservices Class A shares and Angie's List common stock, and other matters. Statements in this proxy statement/prospectus, including the documents incorporated by reference, that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of ANGI Homeservices, the HomeAdvisor Business and Angie's List, wherever they occur in this proxy statement/prospectus, are necessarily estimates reflecting the best judgment of the respective managements of ANGI Homeservices, the HomeAdvisor Business and Angie's List at the time such statements were made and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking statements should therefore be considered in light of various important factors, including those expressly set forth in or incorporated by reference into this proxy statement/prospectus.

        Words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "believe," "would," "should," "could" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus, including in the section entitled "Risk Factors." Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks and uncertainties relating to the following:

  •
  the possibility that the anticipated benefits of the proposed Transactions are not realized as expected or at all, including as a result of the impact of, or problems arising from, the integration of the HomeAdvisor Business and the business of Angie's List or as a result of changes in the economy and competitive factors in the areas where the HomeAdvisor Business and Angie's List do business;

  •
  the occurrence of any event, change or other circumstances that could give rise to right of one or both of Angie's List and IAC to terminate the Merger Agreement;

  •
  the failure of Angie's List stockholders to adopt the Merger Agreement at the Angie's List special meeting, or the failure to satisfy any of the other conditions to the proposed Transactions on a timely basis or at all;

  •
  the possibility that the proposed Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

  •
  diversion of the attention of the management of Angie's List or the HomeAdvisor Business from ongoing business operations and opportunities in connection with the Transactions;

  •
  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions;

  •
  potential changes to tax legislation;

  •
  the ability of the HomeAdvisor Business or Angie's List to retain key personnel; and

  •
  the outcome of any legal proceedings that have been instituted or that may be instituted against IAC, ANGI Homeservices, Merger Sub or Angie's List in connection with the Transactions or otherwise.

        Additional factors that could cause actual results to differ materially from those indicated by forward-looking statements include those set forth in the section entitled "Risk Factors," as well as those set forth in Angie's List's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See the section entitled "Where You Can Find More Information."

        Forward-looking statements speak only as of the date they are made, and none of IAC, ANGI Homeservices, Angie's List or any of their respective affiliates undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

 RISK FACTORS

        In addition to the other information contained in this proxy statement/prospectus (including the information incorporated by reference into this proxy statement/prospectus), Angie's List stockholders should carefully consider all of the following risk factors in deciding whether to vote in favor of the adoption of the Merger Agreement at the Angie's List special meeting. Angie's List stockholders should read and consider the risks associated with each of the HomeAdvisor Business and the businesses of Angie's List because these risks are expected to apply to ANGI Homeservices following the completion of the Transactions. Prior to making any decision regarding the Transactions, you should carefully read this entire proxy statement/prospectus, including its Annexes and the other documents incorporated by reference into this proxy statement/prospectus, and in particular the sections entitled "Item 1A. Risk Factors" of Angie's List's Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017. See the section entitled "Where You Can Find More Information."

Risks Related to the Transactions

There can be no assurances regarding the prices at which Class A shares of ANGI Homeservices will trade following the completion of the Transactions.

        Assuming the Merger is completed as described elsewhere in this proxy statement/prospectus, some or all of the Angie's List stockholders will receive Class A shares of ANGI Homeservices as a result of the Merger. The Class A shares of ANGI Homeservices are not and never have been listed for trading on a national securities exchange or otherwise publicly traded. Such shares are expected to be approved for listing on NASDAQ prior to the completion of the Merger, and such approval for listing is one of the conditions to the completion of the Merger.

        The trading price of a Class A share of ANGI Homeservices following the Merger is uncertain, and there can be no assurances as to the values at which Class A shares will trade following the Merger. In addition, following the Merger, the trading price of Class A shares of ANGI Homeservices is likely to fluctuate and will be dependent on, and subject to fluctuations relating to, general market and economic conditions, changes in the businesses of Angie's List and the HomeAdvisor Business (whether prior to or following the completion of the Merger), and regulatory considerations, among other things. Some of these factors and conditions are beyond the control of Angie's List, the HomeAdvisor Business and ANGI Homeservices. For further discussion of these and other risks regarding ownership of ANGI Homeservices Class A shares, see the section below entitled "—Risks Related to an Investment in Class A Shares of ANGI Homeservices."

Angie's List stockholders who elect to receive the Cash Consideration may receive a prorated portion of their Merger Consideration in the form of the Share Consideration if the aggregate cap on the Cash Consideration of $130 million is exceeded.

        Each Angie's List stockholder will be entitled to elect to receive in the Merger, for each share of Angie's List common stock held at the Effective Time, the Share Consideration or the Cash Consideration (or a combination thereof, by electing Cash Consideration with respect to some shares and Share Consideration with respect to other shares held by such stockholder). Elections to receive the Cash Consideration by Angie's List stockholders will be subject to the proration procedures set forth in the Merger Agreement, such that Angie's List stockholders will receive in the aggregate no more than $130 million in cash. For more information, including an illustrative example of this proration procedure, see the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

        Depending on the elections made by other Angie's List stockholders, the aggregate Cash Consideration cap of $130 million may be exceeded, in which case Angie's List stockholders who properly elected to receive Cash Consideration in the Merger will receive a portion of their Merger Consideration in respect of the Angie's List shares for which the Cash Consideration was properly elected in the form of the Share Consideration. Stockholders who receive the Share Consideration will be subject to a number of additional risks relating to ANGI Homeservices and its Class A shares (including the market for buying and selling such shares), as discussed elsewhere in this section.

Angie's List stockholders who make elections to receive the Share Consideration or the Cash Consideration will be unable to sell their Angie's List shares while the Merger remains pending.

        As described elsewhere in this proxy statement/prospectus, Angie's List stockholders may elect to receive cash, stock or a combination of cash and stock for their shares of Angie's List in the Merger by completing an election form that will be sent under separate cover and is not being provided with this proxy statement/prospectus. Elections will require that stockholders making the election submit their shares of Angie's List common stock, including any stock certificates, or in the case of book-entry shares of Angie's List common stock, any additional documents specified in the procedures set forth in the election form, in order for the election to be properly made. This means that during the time between when the election is made and the Closing Date, Angie's List stockholders who have submitted an election form to receive the Share Consideration or the Cash Consideration will be unable to sell the shares of Angie's List common stock with respect to which any such election has been made unless they first withdraw their election. If the Merger is unexpectedly delayed, this period could extend for a significant period of time. Angie's List stockholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored. For further details, see the section entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration."

Both individually and as a group, Angie's List stockholders will have significantly reduced ownership and voting interests in ANGI Homeservices after the Merger relative to their interests in Angie's List prior to the Merger, and, with limited exceptions for certain class votes, IAC will be able to control any corporate action that requires a vote of ANGI Homeservices stockholders, in addition to appointing a majority of the board of directors.

        Angie's List stockholders currently have the right to vote in the election of the Angie's List board of directors and on other matters affecting Angie's List. Upon the consummation of the Merger, each Angie's List stockholder that receives the Share Consideration will become a stockholder of ANGI Homeservices with a percentage ownership of ANGI Homeservices that is significantly smaller than such stockholder's percentage ownership of Angie's List immediately prior to the Merger. Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock.

        On this basis, with limited exceptions for certain class votes, IAC will be able to control any corporate action that requires a vote of ANGI Homeservices stockholders, in addition to appointing a majority of the board of directors. For further details regarding the expected ownership and corporate governance of ANGI Homeservices following the Merger, as well as the rights of Angie's List stockholders who receive the Share Consideration as holders of Class A shares of ANGI Homeservices following the Merger, see the sections entitled "—Risks Related to ANGI Homeservices' Ongoing Relationship with IAC Following the Completion of the Transactions," "Corporate Governance of ANGI Homeservices Following the Merger," "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger" and "Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices."

The completion of the Transactions is subject to a number of conditions, some of which are outside the control of Angie's List, IAC and ANGI Homeservices, and the Transactions may not be completed on a timely basis or at all. Failure to complete the Transactions could negatively impact the share price and the future business and financial results of Angie's List.

        The completion of the Contribution, the IAC Share Issuance and the Merger are all subject to a number of conditions, some of which are outside the control of Angie's List, IAC and ANGI Homeservices, and the failure to satisfy any such condition, or delays or difficulties that may occur in attempting to satisfy any such conditions, may prevent, delay or otherwise impair the completion of the Transactions in a material way. These conditions include, in the case of the Merger, the adoption of the Merger Agreement by Angie's List stockholders, and as a result there exists some uncertainty regarding the timing of the completion of the Transactions, and whether the Transactions will be completed at all. Furthermore, either IAC or Angie's List may terminate the Merger Agreement in specified circumstances, including if the Merger has not been consummated on or prior to February 1, 2018 (provided that this right to terminate will not be available to a party if the failure of the Closing to occur by such date was due to a material breach of the Merger Agreement by the party seeking to terminate). For more information, see the sections entitled "The Merger Agreement—Conditions to the Closing of the Merger" and "—Termination of the Merger Agreement."

        If the Transactions are not completed on a timely basis, or at all, the business, financial results and prospects of Angie's List, as well as the market price of Angie's List common stock, may be adversely affected and, without realizing any of the potential benefits of having completed the Transactions, Angie's List and its stockholders will be subject to a number of risks, including the following:

  •
  Angie's List will be required to pay IAC a termination fee of $20 million if the Merger Agreement is terminated in specified circumstances, as further described in the section entitled "The Merger Agreement—Effects of Termination of the Merger Agreement; Termination Fee and Expenses";

  •
  time and resources spent or committed by Angie's List's management to matters relating to the Transactions (including integration planning and expenses for professional services and other transaction costs, many of which are payable by Angie's List regardless of whether or not the Transactions are consummated) that could otherwise have been devoted to pursuing other beneficial opportunities for Angie's List will have been largely wasted;

  •
  negative publicity and a negative impression of Angie's List in the business community; and

  •
  if the Merger Agreement is terminated and the Angie's List board of directors seeks an alternative business combination, Angie's List stockholders cannot be certain that Angie's List will be able to find a party willing to enter into a transaction agreement on terms equivalent to, or more attractive than, the terms that IAC has agreed to in the Transactions.

While the Transactions are pending, uncertainty regarding the completion of the Transactions may cause consumers, service professionals and other important business counterparties to delay or defer decisions concerning Angie's List and may adversely affect Angie's List's ability to attract and retain employees, consumers and service professionals.

        The Merger will be completed only if specified conditions are satisfied (or, to the extent permitted, waived), including the adoption of the Merger Agreement by Angie's List stockholders. For a description of these conditions, see the section entitled "The Merger Agreement—Conditions to the Closing of the Merger." The satisfaction of some of these conditions is beyond the control of IAC, Angie's List and ANGI Homeservices. In addition, both IAC and Angie's List have specified rights to terminate the Merger Agreement in various circumstances, as described in the section entitled "The Merger Agreement—Termination of the Merger Agreement."

        While the Transactions remain pending, uncertainty regarding whether (and when) the Transactions may be completed may cause consumers, service professionals or other parties with whom Angie's List has business relationships to delay or defer decisions concerning Angie's List, or to seek to terminate their relationships with Angie's List, which could negatively impact the financial condition and results of operations of Angie's List, regardless of whether the Transactions are ultimately completed. In addition, such consumers, service professionals or other parties may experience uncertainty associated with the Merger, including with respect to concerns about possible changes to Angie's List's technology platform, including website and mobile applications, products, services or policies and current or future business relationships with Angie's List. Such uncertainty may cause such consumers, service professionals or other parties to refrain from using Angie's List's products and services, potentially yielding a reduction in traffic across Angie's List's platforms, all of which could negatively and materially impact Angie's List's business, financial condition or results of operations. Similarly, uncertainty regarding the completion of the Transactions may foster uncertainty among employees about their future roles with the combined company, and may create difficulties in recruiting new employees, consumers and service professionals who may be similarly concerned by the various pending changes and uncertainties. As such, the pendency of the Transactions may adversely affect the ability of Angie's List to attract and retain key management, sales, marketing and technical personnel, as well as new consumers and service professionals.

        Additionally, pursuant to the terms of the Merger Agreement, Angie's List is subject to certain covenants regarding the conduct of its business during the interim period between the execution of the Merger Agreement and the completion of the Transactions, including covenants related to Angie's List's ability to enter into material contracts and acquire or dispose of assets. These covenants may prevent Angie's List from taking actions with respect to its business that it may consider advantageous and result in Angie's List's inability to respond effectively to competitive pressures or industry developments, among other things, which could thereby harm Angie's List's business, financial condition or results of operations.

Some of Angie's List's current directors and executive officers have interests in the Transactions that may differ from the interests of other Angie's List stockholders.

        In considering whether to approve the proposals set forth in this proxy statement/prospectus to be voted on at the Angie's List special meeting, including the proposal to adopt the Merger Agreement, you should recognize that some of the members of management and of the Angie's List board of directors may have interests in the Transactions that differ from, or are in addition to, their interests as Angie's List stockholders. These interests include:

  •
  the rights of some executive officers to receive payments or other benefits, including the conversion of certain stock options and restricted stock unit awards, acceleration of the vesting of certain equity awards, and possible payments due upon certain terminations of employment during a specified period prior to or following a change in control;

  •
  the expected service of Angela R. Hicks Bowman and Thomas R. Evans as directors of ANGI Homeservices following the Merger;

  •
  an employment agreement entered into between ANGI Homeservices and Ms. Hicks Bowman providing for her continued service to ANGI Homeservices following the Closing; and

  •
  the continued indemnification of Angie's List's directors and officers after the completion of the Transactions for acts or omissions that occurred in their capacity as directors or officers prior to the Closing.

        These interests are further described in the section entitled "The Transactions—Interests of Angie's List's Directors and Executive Officers in the Transactions."

The Merger Agreement contains provisions that limit Angie's List's ability to pursue alternatives to the Transactions, could discourage a potential competing acquiror of Angie's List from making a favorable alternative transaction proposal and, in specified circumstances, could require Angie's List to pay a termination fee of $20 million to IAC.

        The Merger Agreement contains provisions that restrict Angie's List's ability during the pendency of the Merger to, among other things, solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making, submission or announcement by any person of any proposal or offer that constitutes or would reasonably be expected to lead to, certain alternative transactions. In addition, IAC is generally entitled to an opportunity to offer to modify the terms of the Merger Agreement in response to any third-party alternative transaction proposal before the Angie's List board of directors may change its recommendation in favor of the adoption of the Merger Agreement or terminate the Merger Agreement to accept an alternative proposal. For further details on these restrictions, including with respect to certain exceptions to these restrictions, see the sections entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals" and "—Change in the Angie's List Board Recommendation."

        Moreover, if the Merger Agreement is terminated in specified circumstances, including if Angie's List terminates the Merger Agreement in order to enter into a definitive agreement providing for a "Superior Proposal," Angie's List will be required to pay a termination fee of $20 million to IAC. For further details, see the sections entitled "The Merger Agreement—Termination of the Merger Agreement" and "—Effects of Termination of the Merger Agreement; Termination Fee and Expenses."

        These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Angie's List's business, or pursuing another form of alternative transaction involving Angie's List, from considering or proposing such a transaction, even if the third party was prepared to pay consideration having greater perceived value than that of the Share Consideration and the Cash Consideration being offered in the Merger. In addition, these provisions might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Angie's List than it might otherwise have proposed to pay because of the added expense of the $20 million termination fee that may become payable in specified circumstances.

Angie's List stockholders will not be entitled to dissenters' or appraisal rights in the Merger.

        Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with such extraordinary transaction.

        Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. In the Merger, because Angie's List common stock is listed on NASDAQ, and because Angie's List stockholders are not required to accept in the Merger any consideration in exchange for their shares of Angie's List common stock other than Class A shares of ANGI

Homeservices, which will be publicly listed on NASDAQ, and cash in lieu of fractional shares (if applicable), holders of Angie's List common stock will not be entitled to any appraisal rights in connection with the Merger with respect to their shares of Angie's List common stock. For a more detailed description of the relevant provisions of the DGCL, see the section entitled "The Transactions—No Appraisal Rights."

ANGI Homeservices may not realize the expected benefits of the Transactions on the anticipated timeframes or at all.

        The benefits of the Transactions to ANGI Homeservices and its stockholders following the Merger may not be realized as expected or may not be achieved within the anticipated timeframes or at all. The ability of ANGI Homeservices to realize the anticipated benefits of the Transactions will depend, to a large extent, on its ability to combine the HomeAdvisor Business and Angie's List in a manner that facilitates growth opportunities, realizes anticipated synergies and achieves the projected cost savings and revenue growth expected by IAC and Angie's List management. For further details regarding these expectations, see the section entitled "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions."

        IAC and Angie's List will be required to devote significant attention and resources prior to the Closing to prepare for the post-Closing operation of ANGI Homeservices, and ANGI Homeservices will be required post-Closing to devote significant attention and resources to successfully align the business practices and integrate the operations of the HomeAdvisor Business and Angie's List. This process may disrupt the businesses or cause a loss of momentum in the activities of ANGI Homeservices following the Closing and may adversely affect its business and results of operations. The overall combination of the HomeAdvisor Business and Angie's List may also result in unanticipated problems, expenses, liabilities, responses from competitors, loss of customer and other business relationships and the diversion of management attention. If ANGI Homeservices is not able to efficiently and successfully integrate the HomeAdvisor Business with Angie's List following the Merger, the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected, which would have a negative effect on the business and financial results of the combined company and on the value of the Class A shares to be issued to Angie's List stockholders who receive the Share Consideration in the Merger.

        Even if the operations of the HomeAdvisor Business and Angie's List are combined successfully, the full benefits of the Transactions may not be realized, including the synergies, cost savings and growth opportunities that are expected, due to competitive pressures, changes in general market or economic conditions or other factors. Moreover, additional unanticipated costs may be incurred in combining the HomeAdvisor Business and Angie's List. All of these factors could negatively affect the business and financial results of ANGI Homeservices and the market price of ANGI Homeservices Class A shares.

Pending litigation against ANGI Homeservices could result in an injunction preventing the completion of the Transactions or a judgment resulting in the payment of damages.

        ANGI Homeservices, Merger Sub, IAC, Angie's List and the members of the Angie's List board of directors are named as defendants in two putative class action lawsuits challenging the Merger. The first suit was filed on July 18, 2017 and is captioned Parshall v. Angie's List, Inc., C.A. No. 1:17-cv-02418. The second suit was filed on July 20, 2017 and is captioned Pill v. Angie's List, Inc., C.A. No. 1:17-cv-02461. Both suits were filed in the U.S. District Court for the Southern District of Indiana. Other potential plaintiffs may also file additional lawsuits challenging the proposed Merger or any of the other Transactions. The outcome of any such litigation is uncertain.

        If not resolved, the pending lawsuits, or any additional litigation, could prevent or delay completion of the Merger or any of the other Transactions and result in substantial costs to ANGI

Homeservices, IAC and Angie's List, including any costs associated with the indemnification of the Angie's List board of directors. One condition to Closing is that no court or other governmental authority in a competent jurisdiction (which would include the U.S. District Court for the Southern District of Indiana) has issued an injunction or similar order prohibiting the consummation of the Merger or any of the other Transactions. If any lawsuit is successful in obtaining an injunction preventing the parties to the Merger Agreement from consummating the Merger or the other Transactions, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. Additionally, if the Merger is completed, ANGI Homeservices would assume the risks associated with litigation related to the Transactions that Angie's List and the members of the Angie's List board of directors are party to, and ANGI Homeservices has agreed pursuant to and in accordance with the Merger Agreement to cause Angie's List to continue to indemnify Angie's List's directors and officers after the completion of the Transactions for acts or omissions that occurred in their capacity as directors or officers prior to the Closing.

        The defense or settlement of the pending lawsuits and any additional litigation could be time-consuming and expensive, divert the attention of the IAC and ANGI Homeservices management and/or the Angie's List management away from their regular business, and, if any one of the pending lawsuits or any future litigation is adversely resolved against IAC or Angie's List, could have a material adverse effect on their respective financial condition, results of operations or liquidity of IAC or ANGI Homeservices if resolved after the Merger is completed. For more information, see "The Transactions—Litigation Related to the Merger."

Risks Related to the Business of ANGI Homeservices Following the Completion of the Transactions

General economic events or trends, particularly those that adversely impact consumer confidence and spending behavior, could harm ANGI Homeservices' business, financial condition and results of operations.

        The HomeAdvisor Business and Angie's List have historically been, and following the completion of the Transactions ANGI Homeservices will be, particularly sensitive to events and trends that adversely affect consumer confidence and spending behavior. For example, in the event of a general economic downturn or sudden disruption in business conditions, consumer confidence, spending levels and access to credit could be adversely affected. The occurrence of any of these events or trends could result in consumers delaying or foregoing home services projects, which could result in decreases in service requests and a decrease in fees paid by service professionals for consumer matches, which could adversely affect ANGI Homeservices' business, financial condition and results of operations.

        ANGI Homeservices could also experience turnover in its network of service professionals given that a significant number of these service professionals are sole proprietorships and small businesses, and as such, are particularly sensitive to events and trends that adversely impact consumer confidence and spending behavior. Any turnover, if significant or recurring over a prolonged period, could adversely impact the number and quality of the service professionals who are members of the ANGI Homeservices network, the reach of that network and the breadth of services offered through the ANGI Homeservices marketplace, any or all of which could result in a decrease in traffic to ANGI Homeservices' properties and increased costs, all of which could adversely affect its business, financial condition and results of operations.

        Finally, ANGI Homeservices will also be sensitive to events and trends that could result in decreased marketing and advertising expenditures by service professionals. Adverse economic conditions and trends could result in service professionals decreasing and/or delaying marketing and advertising expenditures, or decreasing the amount they are willing to pay for connections to consumers through the platforms operated by ANGI Homeservices, either of which would result in decreased revenue and could adversely affect ANGI Homeservices' business, financial condition and results of operations.

The success of ANGI Homeservices will depend, in substantial part, on the migration of the home services market online.

        The digital penetration of the home services market remains low, with the vast majority of home services customers finding their service professional offline, according to a HomeAdvisor Business internal brand tracking study. While many consumer demographics have historically been (and remain) averse to hiring service professionals online, certain consumer demographics have demonstrated greater willingness to embrace the online shift. For example, millennial homeowners are more willing than homeowners aged 50 plus to hire a service professional online. Accordingly, as millennial homeownership increases, it is expected that more service professionals will be hired online. Service professionals must also embrace the online shift, which ANGI Homeservices expects will occur with more frequency as they experience the benefits of connecting and engaging with consumers online (for example, the ability to reach the largest consumer audience, trackable return on marketing investments and tailored customer management tools) relative to traditional offline efforts. Continued digital and mobile product innovation is also expected to increase online adoption by consumers and service professionals. However, the speed and ultimate outcome of this shift to online marketplaces for finding service professionals is uncertain and may not occur as quickly as ANGI Homeservices expects or at all. The failure or delay of a meaningful number of consumers and/or service professionals to migrate online, or the choice of a meaningful number of existing participants in the online home services marketplace to return to offline markets, could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

ANGI Homeservices will need to establish and maintain relationships with quality service professionals.

        To succeed, ANGI Homeservices will need to continue to attract and retain service professionals and grow its network of service professionals who are skilled, reliable and provide services consumers want in a timely manner. To do so, ANGI Homeservices must continue to offer innovative products and services that resonate with consumers and service professionals generally, as well provide service professionals with an attractive return on their marketing investments. If ANGI Homeservices fails to provide compelling products and services, service professionals may leave (or fail to join) the ANGI Homeservices network, or may choose to use its platforms less frequently, which would result in a less attractive marketplace for consumers seeking quality service professionals. In addition, a decrease in quality service professionals (or the lack of potential new quality service professionals) in the markets in which ANGI Homeservices maintains service professional networks would result in a smaller and less diverse network, which could adversely impact the consumer experience and result in decreases in service requests and directory searches, which could adversely impact the business, financial condition and results of operations of ANGI Homeservices.

The success of ANGI Homeservices will depend, in substantial part, on its ability to maintain and/or enhance its various brands.

        After the completion of the Transactions, ANGI Homeservices will own and operate two of the leading home services brands in the United States, as well as leading brands in a number of foreign jurisdictions. Brand recognition is a key differentiating factor among providers of online services generally, and ANGI Homeservices believes that its success will depend, in part, on its ability to maintain and enhance the brands established by the HomeAdvisor Business and by Angie's List, as well as build awareness of (and loyalty to) any of its new and emerging brands by consumers and service professionals alike.

        The brands of ANGI Homeservices could be negatively impacted by a number of factors, including product quality concerns, service professional quality concerns, consumer and service professional complaints, actions brought by consumers or service professionals, fraudulent or otherwise unlawful acts perpetrated by consumers or service professionals, actions or proceedings commenced by governmental or regulatory authorities, privacy and security breaches and related bad publicity.

        In addition, trust in the integrity and objective, unbiased nature of the ratings and reviews found on the properties operated by Angie's List and the HomeAdvisor Business contributes significantly to the perception of their brands and to their ability to attract new consumers and service professionals. If existing or prospective consumers perceive that the consumer reviews on Angie's List or the HomeAdvisor properties are not authentic in general, the reputation and the strength of ANGI Homeservices' brands could be materially and adversely affected. While the HomeAdvisor Business and Angie's List use, and ANGI Homeservices will continue to use, filters to detect fraudulent reviews, the accuracy of consumer reviews cannot be guaranteed. If fraudulent or inaccurate reviews—positive or negative—increase, and ANGI Homeservices is unable to effectively identify and remove such reviews, the overall quality of its ratings and reviews could decrease, and the reputation of the brands of ANGI Homeservices might be harmed, which could deter consumers and service professionals from using its products and services. This could negatively impact the brands, business, financial condition and results of operations of ANGI Homeservices.

        Moreover, ANGI Homeservices' failure to market its products and services successfully (or in a cost-effective manner), inability to develop and introduce products and services that resonate with consumers and/or inability to adapt quickly enough (and/or in a cost-effective manner) to evolving changes in the internet and related technologies, applications and devices, could adversely impact the various brands of ANGI Homeservices and its brand-building efforts, and in turn, its business, financial condition and results of operations.

Marketing efforts designed to drive traffic to the ANGI Homeservices properties may not be successful or cost-effective.

        Attracting consumers and service professionals to ANGI Homeservices properties will involve considerable expenditures for offline and online marketing. The HomeAdvisor Business and Angie's List have made, and following the completion of the Transactions ANGI Homeservices expects to continue to make, significant marketing expenditures, primarily for television advertising and search engine marketing, which may not be successful or cost-effective. Historically, the HomeAdvisor Business and Angie's List have had to increase marketing expenditures over time to attract and retain consumers and service professionals and sustain growth.

        As traditional television viewership declines and consumers increasingly consume media through various digital means, the reach of traditional advertising channels is contracting and the number of digital advertising channels is increasing. To continue to reach consumers and service professionals and grow its businesses in this environment, ANGI Homeservices will need to devote more of its overall marketing expenditures to newer digital advertising channels, which are undeveloped and unproven relative to traditional advertising channels, and engage consumers and service professionals via new digital means.

        With respect to online marketing efforts, rapid and frequent changes in the pricing and operating dynamics of search engines, as well as changing policies and guidelines applicable to keyword advertising (which may unilaterally be updated by search engine providers without advance notice), could adversely affect paid search engine marketing efforts and free search engine traffic. Such changes could adversely affect paid listings (both their placement and pricing), as well as the ranking of ANGI Homeservices websites within paid and organic search results, any or all of which could increase marketing expenditures (particularly if free traffic is replaced with paid traffic). Additionally, if ANGI Homeservices starts depending on other digital platforms in the future for free traffic, these efforts will involve challenges and risks similar to those related to free traffic.

        Separately, search engine providers continue to expand their offerings into other, non-search-related categories, including home services. Search engine providers may display their own integrated or related home services offerings in a more prominent manner than those of ANGI Homeservices, which could result in a substantial decrease in free traffic to ANGI Homeservices websites and, in turn, increased marketing expenditures if free traffic is replaced with paid traffic.

        No assurances can be provided that ANGI Homeservices will be able to continue to appropriately manage and fine-tune its paid marketing efforts in response to any or all of the events and trends discussed above and the failure to do so could adversely affect its business, financial condition and results of operations.

The ability of ANGI Homeservices to introduce new and enhanced products and services that resonate with consumers and service professionals, including in response to rapidly evolving trends and technologies, will be critical to its success.

        ANGI Homeservices will not succeed unless it is able to introduce new and enhanced products and services in response to evolving trends and technologies and provide quality products and services that otherwise resonate with consumers and service professionals. There is intense competition to operate the leading online marketplaces for home services (and more generally for all consumer products and services), and online marketplaces have historically been, and are expected to continue to be, subject to rapid technological change. Generally, the development of new and enhanced products and services, as well as the identification of new business opportunities in a constantly changing business and technological environment, requires significant time and resources. ANGI Homeservices may not be able to adapt quickly enough to trends online and/or in the home services market (including changes in consumer and service professional preferences and needs), appropriately time the introduction of new and enhanced services and/or identify new business opportunities in a timely manner.

        For example, while many consumers and service professionals may continue to access ANGI Homeservices offerings through personal computers, usage of mobile devices, including smartphones and tablets, continues to increase relative to that of personal computers. In addition, consumers are increasingly seeking to access services through so-called digital assistants, such as Amazon's Echo or Google's Home product. The HomeAdvisor Business and Angie's List have dedicated (and following the completion of the Transactions, ANGI Homeservices will dedicate) significant time and resources to ensure that their product offerings work across multiple platforms, but ANGI Homeservices may not be successful in keeping up with future technological developments. Even if ANGI Homeservices is able to do so, these efforts could be more costly than anticipated or require partnership or distribution arrangements with third-party providers in order to reach consumers.

        In addition, new and/or enhanced products or services may not resonate with consumers and service professionals and, in turn, not generate sufficient traffic and otherwise prove challenging to monetize. Efforts to improve the ANGI Homeservices platforms or otherwise improve its offerings could also require the modification of related technological infrastructures; and the failure to do so in an efficient and cost-effective manner could render ANGI Homeservices websites, applications, services and proprietary technologies obsolete.

        The failure to respond to any evolving trends and technologies appropriately and in a cost-effective manner could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

The success of ANGI Homeservices will depend, in part, on the integrity of its systems and infrastructures and on its ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

        For ANGI Homeservices to succeed, its systems and infrastructures must perform well on a consistent basis. From time to time, ANGI Homeservices may experience system interruptions that make some or all of its systems or data unavailable and prevent services from functioning properly for consumers and service professionals. Any such interruption could arise for any number of reasons. Further, the systems and infrastructures of ANGI Homeservices will be vulnerable to damage from fire, power loss, telecommunications failures and similar events. While ANGI Homeservices will have backup systems in place for certain aspects of its operations, its systems and infrastructures will not be fully redundant, disaster recovery planning will not be sufficient for all eventualities and property and business interruption insurance coverage may not be adequate to compensate ANGI Homeservices fully for any losses that it may suffer. Any interruptions or outages, regardless of the cause, could negatively impact the experiences of consumers and service professionals, tarnish the reputation of the various brands of ANGI Homeservices and decrease demand for its services, any or all of which could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

        ANGI Homeservices will also need to continually work to expand and enhance the efficiency and scalability of its technology and network systems to improve the experience of consumers and service professionals, accommodate substantial increases in traffic to its various services, ensure acceptable page load times for its various services and keep up with changes in technology and consumer and service professional preferences and needs. Any failure to do so in a timely and cost-effective manner could adversely affect the experiences of consumers and service professionals and thereby negatively impact the demand for ANGI Homeservices' offerings, and could increase costs, any of which could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

ANGI Homeservices' success will depend, in part, on the integrity of third-party systems and infrastructure.

        After completion of the Transactions, ANGI Homeservices will rely on third parties, primarily data-center service providers, as well as third-party computer systems, broadband and other communication systems and service providers, in connection with the provision of its products generally, as well as to facilitate and process certain transactions with its users. ANGI Homeservices will have limited or no control over these third parties and their operations.

        Problems experienced by third-party data center service providers upon whom ANGI Homeservices may rely, the telecommunications network providers with whom it contracts or with the systems through which telecommunications providers allocate capacity among their customers could also adversely affect ANGI Homeservices. Any changes in service levels at its data centers or any interruptions, outages or delays in ANGI Homeservices' systems or those of its third-party providers, or deterioration in the performance of these systems, could impair its ability to provide its products or process transactions with its users, which would adversely impact its business, financial condition and results of operations.

ANGI Homeservices may not be able to protect its information technology systems and infrastructure from cyberattacks and may be adversely affected by cyberattacks experienced by third parties.

        The business of ANGI Homeservices will rely extensively on secure processing, storage and transmission of confidential and other information in its computer systems and networks and communications systems. ANGI Homeservices may be subject to attacks by perpetrators of malicious technology-related events, such as cyberattacks, computer viruses, worms or other destructive or disruptive software, distributed denial of service attacks and attempts to misappropriate consumer or service professional information, including credit card information, personal information and confidential business information. While the HomeAdvisor Business and Angie's List have invested (and, following the completion of the Transactions, ANGI Homeservices will continue to invest) in the protection of their information technology systems and infrastructure and related training, there can be no assurance that these efforts will prevent significant breaches in their systems or other such events from occurring. As malicious cyber activity escalates, so do the risks relating to the transmission, storage or processing of data both within and outside the ANGI Homeservices network, including use by ANGI Homeservices of service providers outside of its network. Any cyber or similar attack against which ANGI Homeservices is unable to protect itself could damage its systems and infrastructure, prevent it from providing its products, erode its reputation and brands, lead to termination of advantageous contracts, result in inaccurate reporting of financial information, result in the disclosure of confidential information of its users, expose it to significant liabilities relating to breaches of data privacy laws, result in the disclosure of confidential and sensitive business information or intellectual property, result in claims or litigation against it, and/or be costly to mitigate or remedy. In addition, although ANGI Homeservices will have some insurance to mitigate these risks, such policies may not cover the particular attack experienced and, even if the risk is covered, such insurance coverage may not be adequate to compensate for the losses resulting from any of these events.

        The impact of cybersecurity events experienced by third parties with whom ANGI Homeservices will do business (or upon whom ANGI Homeservices otherwise will rely in connection with its day-to-day operations) could have a similar effect on it. Moreover, even cyber or similar attacks that do not directly affect ANGI Homeservices or third parties with whom ANGI Homeservices will do business may result in a loss of consumer confidence in internet-based or technology-reliant businesses generally, which could make users less likely to use or continue to use ANGI Homeservices' products and services. The occurrence of any of these events could have an adverse effect on the future business, financial condition and results of operations of ANGI Homeservices.

Unauthorized access to personal data could give rise to liabilities as a result of governmental regulations and legal requirements, and compliance with laws designed to prevent unauthorized access of personal data could be costly.

        Security breaches or other unauthorized access to, or the use or transmission of, personal consumer and service professional information could result in a variety of claims against ANGI Homeservices, including privacy-related claims. There are numerous laws and regulations in the countries in which ANGI Homeservices businesses will operate regarding privacy and the storage, sharing, use, processing, disclosure and protection of personal information. The scope and subject matter of these laws and regulations have changed considerably in the recent past and are expected to continue to evolve, and likely expand, in the future. In 2016, the European Commission adopted the General Data Protection Regulation, a comprehensive European Union privacy and data protection reform that is expected to become effective in May 2018. In addition, the potential exit from the European Union by the United Kingdom could result in the application of new data privacy and protection laws and standards to ANGI Homeservices' operations in the United Kingdom and the handling of personal data of consumers located in the United Kingdom. At the same time, certain developing countries are also currently considering adopting privacy and data protection laws and regulations and legislative proposals concerning privacy and the protection of consumer information are pending before the U.S. Congress and various U.S. state legislatures.

        Any failure or perceived failure by ANGI Homeservices (or the third parties with whom it contracts to store personal consumer and service professional information) to comply with applicable privacy and security laws, policies or related contractual obligations or any compromise of security that results in unauthorized access to or acquisition or use of personal consumer or service provider information could result in governmental enforcement actions, significant fines, litigation, claims of breach of contract and indemnity by third parties and adverse publicity. In the case of such an event, the reputation of ANGI Homeservices and its businesses could be harmed, it could lose consumers and service professionals and the competitive positions of its various brands could be diminished, any or all of which could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

        Lastly, compliance with the numerous laws and regulations in the countries in which ANGI Homeservices businesses will operate regarding privacy and the storage, sharing, use, processing, disclosure and protection of personal data could be costly, particularly if, as expected, these laws and regulations continue to evolve and become more comprehensive in scope or require changes to the information technology operations of ANGI Homeservices. If these costs are significant, the business, financial condition and results of operations of ANGI Homeservices could be adversely affected.

ANGI Homeservices will be subject to a number of risks related to credit card payments, including data security breaches and fraud that ANGI Homeservices or third parties may experience, as well as additional regulation, any of which could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

        The HomeAdvisor Business and Angie's List have historically accepted, and after completion of the Transactions, ANGI Homeservices will continue to accept, payments (including recurring payments) from service professionals and members, as applicable, primarily through credit and debit card transactions. The ability to access credit card information on a real-time basis without having to proactively reach out to service professionals and members to process these payments will be critical to the success of ANGI Homeservices' businesses.

        When ANGI Homeservices or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party's customer base and the greater the number of credit card accounts impacted, the more likely it is that users of ANGI Homeservices would be impacted by such a breach. To the extent ANGI Homeservices users are ever affected by such a breach experienced by ANGI Homeservices or a third party, affected users would need to be contacted to obtain new credit card information and process any pending payments. It is likely that ANGI Homeservices would not be able to reach all affected service professionals and members, and even if it could, some new credit card information may not be obtained and some pending payments may not be processed, which could adversely affect ANGI Homeservices' business, financial condition and results of operations.

        Even if service professionals and members are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for ANGI Homeservices or restrict its ability to process payments without significant effort by the applicable service professionals or members.

        The ability of ANGI Homeservices to access credit card information on a real-time basis without having to proactively reach out to service professionals and members could also be adversely impacted by increases in various fees charged by credit card companies and processors (such as transaction, interchange, chargeback and/or other fees), the malfunction of credit card billing systems and software and non-compliance with applicable payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard ("PCI DSS"), a security standard with which companies that collect, store or transmit certain data related to credit and debit cards, credit and debit card holders and credit and debit card transactions are required to comply. If ANGI Homeservices fails to adequately prevent fraudulent credit card transactions and comply with the PCI DSS, it could face litigation, fines, governmental enforcement action, civil liability, diminished public perception of its security measures, significantly higher credit card-related costs and substantial remediation costs, any of which could adversely affect its business, financial condition and results of operations.

        Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for recurring membership payments could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

ANGI Homeservices may fail to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

        The HomeAdvisor Business and Angie's List have relied, and after the completion of the Transactions ANGI Homeservices will rely, heavily upon its trademarks and related domain names and logos to market its brands and to build and maintain brand loyalty and recognition, as well as upon trade secrets. For example, the HomeAdvisor Business and Angie's List have generally registered, and will continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names as deemed appropriate. Effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contracts. Similarly, not every variation of a domain name may be available or be registered, even if available.

        The HomeAdvisor Business and Angie's List also rely, and after the completion of the Transactions ANGI Homeservices will rely, on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect their various intellectual property rights.

        The HomeAdvisor Business generally seeks to apply for patents or for other similar statutory protections as and if it deems appropriate, based on then-current facts and circumstances, and after the completion of the Transactions ANGI Homeservices may continue to do so in the future. No assurances can be given that any patent application that the HomeAdvisor Business has filed (or that ANGI Homeservices may file) will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon patents owned by the HomeAdvisor Business or ANGI Homeservices after completion of the Transactions. Angie's List does not have any patents or pending patent applications.

        Despite these measures, the intellectual property rights of the HomeAdvisor Business and Angie's List may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could copy or otherwise obtain and use the intellectual property of the HomeAdvisor Business or of Angie's List without authorization. The occurrence of any of these events could result in the erosion of the HomeAdvisor and the Angie's List brands and limitations on the ability of the HomeAdvisor Business and Angie's List, or after the completion of the Transactions of ANGI Homeservices, to control marketing on or through the internet using its various domain names, as well as impede its ability to effectively compete against competitors with similar technologies, any of which could adversely affect ANGI Homeservices' business, financial condition and results of operations.

ANGI Homeservices will face a number of risks in connection with its international operations.

        Angie's List operates primarily within the United States. However, the HomeAdvisor Business has historically operated in various jurisdictions and, following the completion of the Transactions, ANGI Homeservices will own and operate businesses in France, the Netherlands, Italy, Germany, Austria, the United Kingdom and Canada under various regional brands. ANGI Homeservices intends to seek to establish strategic control and market leadership for these brands through significant investments in marketing, sales forces and product innovation, which may not be successful or cost-effective. ANGI Homeservices also intends to seek to expand into additional European and select other jurisdictions in the future, both through acquisitions and organic growth.

        Acquiring, operating and building brands and businesses abroad, particularly in jurisdictions where ANGI Homeservices has limited experience, will involve a number of additional risks, including:

  •
  operational and compliance challenges caused by distance, language and cultural differences;

  •
  difficulties in staffing and managing international operations;

  •
  differing levels of social and technological acceptance of online services (or lack of acceptance of them) generally, as well as home services offerings specifically;

  •
  foreign currency fluctuations;

  •
  restrictions on the transfer of funds among countries and back to the United States and costs associated with repatriating funds to the United States;

  •
  differing and potentially adverse tax laws;

  •
  multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by employees and business partners over whom ANGI Homeservices will exert no control;

  •
  compliance challenges due to different laws and regulatory environments, particularly in the case of privacy and data security;

  •
  competitive environments that favor local businesses;

  •
  limitations on the level of intellectual property protection; and

  •
  trade sanctions, political unrest, terrorism, war and epidemics or the threat of any of these events.

        The occurrence of any or all of the events described above could adversely affect the business, financial condition and results of operations of ANGI Homeservices.

ANGI Homeservices faces operational and financial risks in connection with any future acquisitions.

        The HomeAdvisor Business has made numerous acquisitions in the past and ANGI Homeservices expects to seek potential acquisition candidates to expand its business in the future. ANGI Homeservices may experience operational and financial challenges in connection with historical and future acquisitions if it is unable to:

  •
  properly value prospective acquisitions, especially those with limited operating histories;

  •
  successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with its existing operations and systems;

  •
  successfully identify and realize potential synergies among acquired and existing business;

  •
  retain or hire senior management and other key personnel at acquired businesses; and

  •
  successfully manage acquisition-related strain on its management, operations and financial resources.

        Furthermore, ANGI Homeservices may not be successful in addressing other challenges it may encounter in connection with acquisitions. The anticipated benefits of one or more historical and/or future acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any these events could have an adverse effect on the business, financial condition and results of operations of ANGI Homeservices.

ANGI Homeservices may enter into a credit agreement which contains affirmative, negative and financial covenants that may limit its flexibility in operating its businesses.

        ANGI Homeservices currently intends to enter into a credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. as administrative agent and certain lenders after the Closing. The Credit Agreement is expected to provide for a five-year term loan A facility not to exceed $275 million, and to be guaranteed by ANGI Homeservice's wholly owned material domestic subsidiaries. It is expected to be secured by substantially all assets of ANGI Homeservices and the guarantors, subject to certain exceptions to be agreed. The proceeds of the Credit Agreement, if any, are expected to be used to repay indebtedness outstanding to IAC and its subsidiaries, to pay fees and expenses in connection with the Merger and for general corporate purposes, including working capital and dividends. While ANGI Homeservices currently intends to enter into the Credit Agreement, it may determine not to do so. If ANGI Homeservices were to enter into the Credit Agreement following the Closing, the Credit Agreement is expected to contain affirmative, negative and financial covenants that could limit the manner in which ANGI Homeservices conducts its business, and ANGI Homeservices may be unable to expand or fully pursue its business strategies, engage in favorable business activities, or finance future operations or capital needs. ANGI Homeservices' ability to comply with the covenants under the Credit Agreement may be affected by events beyond its control, and it may not be able to comply with those covenants. A breach of any of the covenants contained in the Credit Agreement could result in a default under the Credit Agreement, which could cause all of the outstanding indebtedness under the facility to become immediately due and payable. If ANGI Homeservices is unable to generate sufficient cash to repay its debt obligations under the Credit Agreement when they become due and payable, either as when such obligations become due, when they mature, or in the event of a default, ANGI Homeservices may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact its business, financial condition and results of operations.

ANGI Homeservices will depend on its key personnel.

        ANGI Homeservices' future success will depend upon its ability to identify, hire, develop, motivate and retain highly skilled individuals, with the contributions of its senior management being especially critical to its success. Competition for well-qualified employees is intense and ANGI Homeservices' ability to compete effectively will depend, in part, upon its ability to attract new employees and retain existing employees of the HomeAdvisor Business and Angie's List. While the HomeAdvisor Business and Angie's List have established, and ANGI Homeservices will establish, programs to attract new employees and provide incentives to retain existing employees, particularly senior management, ANGI Homeservices can provide no assurances that it will be able to attract new employees or retain the services of senior management or any other key employees in the future. Effective succession planning is also important to ANGI Homeservices' future success. If ANGI Homeservices fails to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across its various businesses, its ability to execute short- and long-term strategic, financial and operating goals, as well as its business, financial condition and results of operations generally, could be adversely affected.

ANGI Homeservices may be subject to litigation, and adverse outcomes in such litigation could have an adverse effect on its business, financial condition and results of operations.

        Angie's List and the HomeAdvisor Business have historically been, and ANGI Homeservices following the completion of the Transactions may from time to time become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters and privacy and consumer protection laws, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to their businesses or operations. The defense of these actions may be both time consuming and expensive. ANGI Homeservices will evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, ANGI Homeservices may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates will be based on information available to management at the time of such assessment or estimation and will involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from initial assessments and estimates. ANGI Homeservices' failure to successfully defend or settle any litigation or other legal proceeding could result in liability that, to the extent not covered by its insurance, could have an adverse effect on its business, financial condition and results of operations.

ANGI Homeservices' amended and restated bylaws will provide that a state or federal court within Delaware will be the sole and exclusive forum for certain disputes between ANGI Homeservices and its stockholders, which could limit stockholders' ability to obtain the judicial forum of their choice for disputes with ANGI Homeservices or its current or former directors, officers or employees.

        The amended and rested bylaws of ANGI Homeservices will provide that unless ANGI Homeservices consents in writing to the selection of an alternative forum, a state court within the State of Delaware (or, if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for all of the following: (i) any derivative action or proceeding brought on behalf of ANGI Homeservices, (ii) any action asserting a claim for or based on breach of fiduciary duty owed by any current or former director or officer or other employee of ANGI Homeservices to ANGI Homeservices or to its stockholders, (iii) any action asserting a claim against ANGI Homeservices or any of its current or former directors, officers, or other employees pursuant to the DGCL, its certificate of incorporation, its bylaws, (iv) any action asserting a claim relating to or involving ANGI Homeservices that is governed by the internal affairs doctrine, or (v) any action asserting an "internal corporate claim," as defined under the DGCL.

        The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with ANGI Homeservices or its current or former directors, officers or other employees, which may discourage such lawsuits against ANGI Homeservices and its current or former directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in ANGI Homeservices' amended and restated bylaws to be inapplicable or unenforceable in an action, ANGI Homeservices may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Risks Related to ANGI Homeservices' Ongoing Relationship with IAC Following the Completion of the Transactions

Following the completion of the Transactions, IAC will continue to control a substantial majority of the voting power of ANGI Homeservices common stock and will have the ability to control the direction of the business of ANGI Homeservices.

        Following the completion of the Transactions, IAC is expected to hold Class B shares of ANGI Homeservices that, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock, depending on the number of Angie's List stockholders that elect to receive Cash Consideration. As long as IAC owns shares of the capital stock of ANGI Homeservices that represent a majority of the combined voting power of the outstanding capital stock of ANGI Homeservices, with limited exceptions for certain class votes, IAC will be able to control any corporate action that requires a vote of ANGI Homeservices stockholders, regardless of the vote of any other ANGI Homeservices stockholder. As a result, IAC will have the ability to control significant corporate activities of ANGI Homeservices following the completion of the Transactions, including the following:

  •
  the election of the ANGI Homeservices board of directors (subject to the provisions of the Investor Rights Agreement concerning two ANGI-Designated Directors, as further described in the section entitled "Ancillary Agreements—Investor Rights Agreement") and, through the ANGI Homeservices board of directors, decision-making with respect to its business direction and policies, including the appointment and removal of its officers;

  •
  acquisitions or dispositions of businesses or assets, mergers or other business combinations;

  •
  issuances of shares of Class A common stock, Class B common stock and Class C common stock;

  •
  corporate opportunities that may be suitable for ANGI Homeservices and IAC, subject to the corporate opportunity provisions in the amended and restated certificate of incorporation of ANGI Homeservices, as further described in the section entitled "Description of ANGI Homeservices Capital Stock";

  •
  the financing or capitalization activities of ANGI Homeservices, including the issuance of additional debt and equity securities, or the incurrence of other indebtedness generally;

  •
  the payment of dividends; and

  •
  the number of shares available for issuance under future equity incentive plans of ANGI Homeservices for prospective and existing employees.

This voting control will limit the ability of other stockholders to influence corporate matters and, as a result, ANGI Homeservices may take actions that stockholders other than IAC do not view as beneficial. This voting control may also discourage transactions involving a change of control of ANGI Homeservices, including transactions in which holders of Class A shares might otherwise receive a premium for their shares.

        Even if IAC owns shares of ANGI Homeservices' capital stock that represent less than a majority of the combined voting power of the outstanding capital stock of ANGI Homeservices, so long as IAC owns shares representing a significant percentage of the combined voting power of ANGI Homeservices stockholders, IAC will have the ability to exert substantial influence on, and may even effectively control, these significant corporate activities.

        In addition, pursuant to the Investor Rights Agreement that ANGI Homeservices will enter into with IAC prior to the Closing, IAC will have the right to maintain its level of ownership in ANGI Homeservices to the extent ANGI Homeservices issues additional shares of its capital stock in the future and, pursuant to the Employee Matters Agreement that ANGI Homeservices will enter into with IAC prior to the Closing, IAC may receive payment for certain compensation expenses through receipt of additional shares of stock of ANGI Homeservices. For a more complete summary of these agreements with IAC, see the section entitled "Ancillary Agreements."

        Until such time as IAC no longer controls or has the ability to exert substantial influence on ANGI Homeservices, ANGI Homeservices will continue to face the risks described in this "Risk Factors" section relating to IAC's control of ANGI Homeservices and the potential conflicts of interest between IAC and ANGI Homeservices.

The amended and restated certificate of incorporation of ANGI Homeservices could prevent it from benefiting from corporate opportunities that might otherwise have been available to ANGI Homeservices.

        The amended and restated certificate of incorporation of ANGI Homeservices will include a "corporate opportunity" provision pursuant to which ANGI Homeservices renounces any interests or expectancy in any potential transaction or matter that may constitute a corporate opportunity for both IAC and ANGI Homeservices. This provision also includes a disclaimer that states that ANGI Homeservices recognizes that (i) any of its directors or officers who are also officers, directors, employees or other affiliates of IAC or its affiliates (other than ANGI Homeservices and its subsidiaries) and (ii) IAC itself will have no duty to offer or communicate information regarding such a corporate opportunity to ANGI Homeservices. Generally, neither IAC nor the officers or directors of ANGI Homeservices who are also officers or directors of IAC or its affiliates will be liable to ANGI Homeservices or any of its stockholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of IAC or any of its affiliates, directs or transfers such corporate opportunity to IAC or any of its affiliates, or does not communicate information regarding such corporate opportunity to ANGI Homeservices. The corporate opportunity provision may exacerbate conflicts of interest between IAC and ANGI Homeservices because the provision effectively permits one of the directors or officers of ANGI Homeservices who also serves as a director or officer of IAC to choose to direct a corporate opportunity to IAC instead of to ANGI Homeservices.

IAC's interests may conflict with the interests of ANGI Homeservices and the interests of the other stockholders of ANGI Homeservices. Conflicts of interest between IAC and ANGI Homeservices could be resolved in a manner unfavorable to ANGI Homeservices and the other stockholders of ANGI Homeservices.

        Various conflicts of interest between ANGI Homeservices and IAC could arise following the completion of the Transactions. It is expected that upon the completion of the Transactions, five of ten of the directors of ANGI Homeservices will be individuals who are currently (and are intended to remain) directors or executive officers of IAC or officers of its subsidiaries. Ownership interests of directors or officers of IAC in the stock of ANGI Homeservices, the ownership of Class B shares of ANGI Homeservices by IAC, and ownership interests of the directors and officers of ANGI Homeservices in the stock of IAC, or a person's service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to ANGI Homeservices. These decisions could include:

  •
  corporate opportunities;

  •
  the impact that operating decisions for ANGI Homeservices' business may have on IAC's consolidated financial statements;

  •
  the impact that operating or capital decisions (including the incurrence of indebtedness) for ANGI Homeservices' business may have on IAC's current or future indebtedness or the covenants under that indebtedness;

  •
  business combinations involving ANGI Homeservices;

  •
  the dividend policy of ANGI Homeservices;

  •
  management stock ownership; and

  •
  the intercompany services and agreements between IAC and ANGI Homeservices.

Potential conflicts of interest could also arise if ANGI Homeservices decides to enter into any new commercial arrangements with IAC in the future or in connection with IAC's desire to enter into new commercial arrangements with third parties. Additionally, IAC may be constrained by the terms of its debt instruments from taking actions, or permitting ANGI Homeservices to take actions that may be in the best interests of ANGI Homeservices.

        Furthermore, disputes may arise between IAC and ANGI Homeservices relating to past relationships with the HomeAdvisor Business and ongoing relationships with ANGI Homeservices, and these potential conflicts of interest may make it more difficult for ANGI Homeservices to favorably resolve such disputes, including those related to:

  •
  tax, employee benefit, indemnification and other matters arising from the Transactions;

  •
  the nature, quality and pricing of services IAC agrees to provide to ANGI Homeservices;

  •
  sales or other disposal by IAC of all or a portion of its ownership interest in ANGI Homeservices; and

  •
  business combinations involving ANGI Homeservices.

ANGI Homeservices may not be able to resolve any potential conflicts, and even if it does, the resolution may be less favorable to ANGI Homeservices than if it were dealing with an unaffiliated third party. While ANGI Homeservices is controlled by IAC, it may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to ANGI Homeservices as those it would negotiate with an unaffiliated third party.

ANGI Homeservices will be a "controlled company" as defined in the NASDAQ Rules, and will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

        Upon completion of the Transactions, IAC will continue to own more than 50% of the combined voting power of the share capital of ANGI Homeservices, which will thus be a "controlled company" under the rules and regulations of NASDAQ (the "NASDAQ Rules"). As a "controlled company," ANGI Homeservices will be exempt from the obligation to comply with certain NASDAQ Rules related to corporate governance, including the following requirements for which ANGI Homeservices expects to avail itself of the "controlled company" exemption:

  •
  that a majority of the board of directors of ANGI Homeservices be "independent directors," as defined under the NASDAQ Rules; and

  •
  that the ANGI Homeservices board of directors have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        Accordingly, for so long as ANGI Homeservices is a "controlled company," to the extent it avails itself of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Rules. For further details, see the section entitled "Corporate Governance of ANGI Homeservices Following the Merger."

In order to preserve the ability of IAC to distribute its shares of the capital stock of ANGI Homeservices on a tax-free basis, ANGI Homeservices may be prevented from pursuing opportunities to raise capital, acquire other businesses or provide equity incentives to its employees, which could hurt its ability to grow.

        Under current laws, IAC must retain beneficial ownership of at least 80% of the combined voting power and 80% of each class of non-voting capital stock, if any is outstanding, in order to effect a tax-free distribution of ANGI Homeservices shares held by IAC to IAC stockholders. IAC has advised ANGI Homeservices that it does not have any present intention or plans to undertake such a tax-free distribution. However, IAC currently intends to use its majority voting interest in ANGI Homeservices to retain its ability to engage in such a transaction. This intention may cause IAC not to support transactions that ANGI Homeservices wishes to pursue that involve issuing shares of ANGI Homeservices common stock, including for capital-raising purposes, as consideration for an acquisition or as equity incentives to its employees. The inability to pursue such transactions may adversely affect the business, financial condition and results of operations of ANGI Homeservices.

The agreements between ANGI Homeservices and IAC will require ANGI Homeservices to indemnify IAC for certain tax liabilities and may limit ANGI Homeservices' ability to engage in desirable strategic or capital-raising transactions, including following any distribution by IAC of the capital stock of ANGI Homeservices to IAC stockholders.

        Prior to or at the Effective Time, ANGI Homeservices will enter into a Tax Sharing Agreement with IAC. Under the Tax Sharing Agreement, ANGI Homeservices generally will be responsible and will be required to indemnify IAC for (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or its subsidiaries that includes ANGI Homeservices or any of its subsidiaries to the extent attributable to ANGI Homeservices or any of its subsidiaries (including certain taxes attributable to ANGI Homeservices, HomeAdvisor (US), HomeAdvisor (International),

each of their respective subsidiaries and each other entity that is a direct or indirect subsidiary of ANGI Homeservices as of the Effective Time, other than Angie's List and its subsidiaries (which are collectively referred to as the "HomeAdvisor Entities") for taxable periods (or portions thereof) ending on or before the Effective Time), as determined under the Tax Sharing Agreement, and (ii) all taxes imposed with respect to any consolidated, combined, unitary or separate tax returns of ANGI Homeservices or any of its subsidiaries. To the extent IAC failed to pay taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or one of its subsidiaries that includes ANGI Homeservices or any of its subsidiaries, the relevant taxing authority could seek to collect such taxes (including taxes for which IAC is responsible under the Tax Sharing Agreement) from ANGI Homeservices or its subsidiaries.

        As of the date of this proxy statement/prospectus, IAC does not have a present plan or intention to undertake a tax-free spin-off of its interest in ANGI Homeservices. Under the Tax Sharing Agreement, ANGI Homeservices generally will be responsible for any taxes and related amounts imposed on IAC or ANGI Homeservices (or their respective subsidiaries) that arise from the failure of a future spin-off of IAC's retained interest in ANGI Homeservices to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, to the extent that the failure to so qualify is attributable to (i) a breach of the relevant representations and covenants made by ANGI Homeservices in the Tax Sharing Agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, (ii) an acquisition of ANGI Homeservices' equity securities or assets or (iii) any other action or failure to act by ANGI Homeservices after any such spin-off.

        To preserve the tax-free treatment of any potential future spin-off by IAC of its interest in ANGI Homeservices, the Tax Sharing Agreement will restrict ANGI Homeservices and its subsidiaries, for the two-year period following any such spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which ANGI Homeservices stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of ANGI Homeservices stock, (vi) taking or failing to take any other action inconsistent with representations or covenants in any tax opinion or private letter ruling document or (vii) ceasing to engage in any active trade or business as defined in the Code.

        The indemnity obligations and other limitations under the Tax Sharing Agreement could have an adverse effect on the business, financial condition and results of operations of ANGI Homeservices. For a more complete description of the Tax Sharing Agreement, see the section entitled "Ancillary Agreements—Tax Sharing Agreement."

Future sales or distributions of ANGI Homeservices shares by IAC could depress the price of Class A shares of ANGI Homeservices.

        After the completion of the Transactions, IAC will have the right to sell or distribute to its stockholders all or a portion of the Class B shares of ANGI Homeservices that IAC holds or Class A shares into which the Class B shares are convertible, including pursuant to one or more registration statements under the Securities Act that IAC may require ANGI Homeservices to file or pursuant to Rule 144 promulgated under the Securities Act (after the applicable holding period) or otherwise. Although as of the date of this proxy statement/prospectus IAC has advised ANGI Homeservices that it does not have any present intention or plans to undertake such a sale or distribution, sales by IAC in the public market or distributions to its stockholders of substantial amounts of ANGI Homeservices stock in the form of Class A shares or Class B shares, or the filing by ANGI Homeservices of a registration statement relating to a sale or other disposition by IAC of a substantial amount of ANGI Homeservices stock, could depress the price of the ANGI Homeservices Class A shares.

        In addition, IAC will have the right, subject to certain conditions, to include its shares in other registration statements that ANGI Homeservices may file. If IAC exercises these registration rights and sells all or a portion of its shares of capital stock of ANGI Homeservices, the price of the ANGI Homeservices Class A common stock could decline.

The services that IAC will provide to ANGI Homeservices following the completion of the Transactions may not be sufficient to meet its needs, which may result in increased costs and otherwise adversely affect its business.

        Historically, IAC has provided the HomeAdvisor Business with significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, tax, treasury and other services. Following completion of the Transactions, ANGI Homeservices expects IAC to continue to provide many of these services in exchange for the fees specified in the Services Agreement, as further described in the section entitled "Ancillary Agreements—Services Agreement." IAC will not be obligated to provide these services in a manner that differs from the nature of the services provided to the HomeAdvisor Business during the 12 months prior to the Closing Date, and thus ANGI Homeservices may not be able to modify these services in a manner desirable to it as a standalone public company. Further, if ANGI Homeservices no longer receives these services from IAC due to the termination of the Services Agreement or otherwise, it may not be able to perform these services itself, or find appropriate third-party arrangements at a reasonable cost, and the cost may be higher than that charged by IAC.

Risks Related to an Investment in Class A Shares of ANGI Homeservices

The multiclass structure of the capital stock of ANGI Homeservices has the effect of concentrating voting control with holders of its Class B shares and limiting the ability of the holders of Class A shares to influence corporate matters.

        Each Class B share of ANGI Homeservices has ten votes per share, and each Class A share has one vote per share. Angie's List stockholders who receive the Share Consideration in the Merger will receive Class A shares. Class C shares do not have any voting rights except as required by the laws of Delaware, in which case, each Class C share will have one one-hundredth (1/100) of a vote per share. Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. There will be no shares of Class C common stock outstanding immediately following the completion of the Transactions.

        Due to the ten-to-one voting ratio between the Class B shares and the Class A shares, IAC, as the holder of all of the outstanding Class B shares, will continue to control a substantial majority of the combined voting power of the capital stock of ANGI Homeservices immediately following the completion of the Transactions, and the holders of the outstanding Class B shares in the future may continue to control a majority of the combined voting power of the capital stock of ANGI Homeservices even if and when the outstanding Class B shares represent a small minority of the total outstanding equity of ANGI Homeservices. In addition, because the Class C common stock carries no voting rights (except as required by applicable law), the issuance of Class C shares, including in future stock-based acquisition transactions and to fund employee equity incentive programs, could prolong the duration of IAC's current relative ownership of the voting power of ANGI Homeservices and IAC's ability to elect the ANGI Homeservices directors and determine the outcome of most matters submitted to a vote of ANGI Homeservices stockholders. This concentrated control will significantly limit the ability of holders of Class A shares to influence corporate matters.

The difference in the voting rights of the Class A common stock and the Class B common stock may harm the value and liquidity of the Class A common stock.

        The holders of Class B common stock will be entitled to ten votes per share and the holders of the Class A common stock will be entitled to one vote per share. The difference in the voting rights of the Class A common stock and the Class B common stock could harm the value of the Class A common stock to the extent that any investor or potential future purchaser of Class A common stock ascribes value to the right of the holders of the Class B common stock to ten votes per share. The existence of two classes of common stock with voting rights could result in less liquidity for either class of stock than if there were only one class of ANGI Homeservices common stock. See the section entitled "Description of ANGI Homeservices Capital Stock" for descriptions of the Class A common stock and the Class B common stock and the rights associated with each.

An active trading market for the Class A shares of ANGI Homeservices may not develop, and the absence of a reliably liquid market may make it difficult for stockholders to sell their Class A shares and may negatively impact the prices at which Class A shares can be sold.

        Prior to the completion of the Transactions, there will have been no public market for the Class A shares. ANGI Homeservices cannot predict the extent to which investor interest in its Class A shares will lead to the development of an active trading market on NASDAQ or how liquid that market might become following the completion of the Transactions. If liquidity and trading volume in the market for Class A shares of ANGI Homeservices is low following the Transactions, this could adversely impact the trading price of Class A shares, the ability of ANGI Homeservices to issue additional stock in the future and the ability of ANGI Homeservices stockholders to sell their Class A shares at attractive prices if and when desired. Additionally, as of August 23, 2017, ownership of approximately 59% of the outstanding Angie's List common stock was concentrated among a relatively small group of institutional stockholders (excluding shares beneficially owned by Mr. Semler), as further described in the section entitled "Security Ownership of Certain Beneficial Owners and Management of Angie's List." As such, assuming all such stockholders receive the Share Consideration in the Merger, ownership of the outstanding Class A shares of ANGI Homeservices immediately following the Merger will be similarly concentrated. Concentrated ownership of Class A shares may make an active, liquid public market less likely to develop, and less likely that a reliably liquid market will be sustained in the future. An active, liquid public market for the Class A shares of ANGI Homeservices may not develop or be sustained after the completion of the Transactions. If an active public market does not develop or is not sustained, it may be difficult for holders of Class A shares of ANGI Homeservices to sell their shares at a price that is attractive to them, or at all.

The market price of ANGI Homeservices Class A shares may be volatile, and the value of the Class A shares could materially decline.

        Holders of Class A shares may not be able to sell their shares at or above the price at which they purchased the shares of Angie's List common stock that are converted into Class A shares of ANGI Homeservices in the Merger. The price of Angie's List common stock has fluctuated materially from time to time, and the price of ANGI Homeservices Class A shares may fluctuate materially following the completion of the Merger. ANGI Homeservices cannot predict the prices at which its Class A shares will trade in any future period. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may materially harm the market price of the Class A shares, regardless of ANGI Homeservices' operating performance. In addition, the Class A share price may be dependent upon the valuations and recommendations of the analysts who cover ANGI Homeservices, and if its results do not meet the analysts' forecasts and expectations, the Class A share price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

Future sales of Class A shares in the public market could cause volatility in the price of the Class A shares or cause the share price to fall.

        Sales of a substantial number of Class A shares in the public market, or the perception that these sales might occur, could depress the market price of the Class A shares, and could impair ANGI Homeservices' ability to raise capital through the sale of additional equity securities. It is possible that a number of Angie's List stockholders who receive the Share Consideration in the Merger may seek to sell a substantial number of Class A shares of ANGI Homeservices shortly after the completion of the Merger, and a high volume of sales or attempted sales within a short period of time, if it were to occur, is likely to negatively impact the price at which Class A shares trade.

The Class A shares to be received by Angie's List stockholders in connection with the Merger will have different rights from the Angie's List common stock.

        Upon consummation of the Merger, Angie's List stockholders that receive the Share Consideration in the Merger will become ANGI Homeservices' stockholders and their rights as stockholders will be governed by the amended and restated certificate of incorporation and the amended and restated bylaws of ANGI Homeservices and Delaware law. The existing rights associated with Angie's List common stock are different from the rights associated with ANGI Homeservices common stock. For more information, see the sections entitled "Description of ANGI Homeservices Capital Stock" and "Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices."

ANGI Homeservices may not pay any cash dividends for the foreseeable future and there can be no assurances that investors will realize gains on the Class A shares.

        ANGI Homeservices has never declared or paid cash dividends on its capital stock, and ANGI Homeservices has not yet determined whether, when and in what amounts it may pay cash dividends on its Class A common stock, Class B common stock or Class C common stock (if any is then-outstanding) in the future. Any determination to pay dividends in the future will be at the discretion of the ANGI Homeservices board of directors and will depend upon results of operations, financial condition, contractual restrictions, and any future indebtedness it may incur, restrictions imposed by applicable law and other factors the ANGI Homeservices board of directors deems relevant. See the section entitled "The Transactions—Dividend Policy of ANGI Homeservices." There can be no assurances regarding the prices at which Class A shares will trade following the Merger, and the realization of any gains on the Class A shares by investors will depend on the price at which the Class A shares can be sold in the marketplace.

Provisions in the amended and restated certificate of incorporation and bylaws of ANGI Homeservices or Delaware law may discourage, delay or prevent a change of control of ANGI Homeservices or changes in its management and, therefore, depress the trading price of the Class A shares.

        Delaware corporate law and the amended and restated certificate of incorporation and bylaws of ANGI Homeservices contain provisions that could discourage, delay or prevent a change in control of

ANGI Homeservices or changes in its management that the stockholders of ANGI Homeservices may deem advantageous, including provisions which:

  •
  authorize the issuance of "blank check" preferred stock that the board of directors of ANGI Homeservices could issue to increase the number of outstanding shares and to discourage a takeover attempt;

  •
  limit the ability of ANGI Homeservices stockholders to call special meetings of stockholders;

  •
  provide that certain litigation against ANGI Homeservices can only be brought in Delaware; and

  •
  provide that the ANGI Homeservices board of directors is expressly authorized to make, alter or repeal the bylaws of ANGI Homeservices.

Any provision of the amended and restated certificate of incorporation and bylaws of ANGI Homeservices or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the ANGI Homeservices stockholders to receive a premium for their Class A shares, and could also affect the price that some investors are willing to pay for the Class A shares.

The multiclass structure of the capital stock of ANGI Homeservices may render the Class A shares ineligible for inclusion in certain stock market indices, including the S&P Composite 1500 and its component indices and all indices managed by FTSE Russell. Exclusion from these and potentially other stock market indices may adversely affect the price and liquidity of the Class A shares.

        Recently, certain operators of U.S. stock market indices have announced plans or adopted policies to exclude equity securities of companies with multiple classes of outstanding publicly traded equity securities and/or companies with outstanding classes of publicly traded equity securities that have no voting rights (or "low" voting rights, relative to another outstanding class of equity securities) from their stock indices. On July 26, 2017, FTSE Russell, which manages multiple stock market indices (including many in the United States) and is wholly owned by the London Stock Exchange Group, published a proposal to exclude from the indices it manages any company with 5% or less of its voting rights (aggregated across all of its equity securities, including those that are not listed or trading) held by "unrestricted (free-float) shareholders as defined by FTSE Russell." Following the Closing, IAC is expected to hold approximately 98% of the total voting power of ANGI Homeservices common stock, and as such ANGI Homeservices Class A shares may not be eligible for inclusion in any indices managed by FTSE Russell. Similarly, on July 31, 2017, S&P Dow Jones Indices announced that it planned to exclude companies with multiple share class structures (which would include ANGI Homeservices) from being added to the S&P Composite 1500 and its component indices. In addition, similar policies may be announced or implemented in the future by other operators of stock market indices. Absent a change in the total voting power in ANGI Homeservices represented by the Class A shares (including as a result of any voluntary conversion by IAC of its Class B shares to Class A shares), any such changes in policy or index selection criteria could render the Class A shares ineligible for inclusion in other stock market indices. Exclusion from stock market indices could adversely affect the price and reduce the liquidity and demand for the Class A shares.

Other Risks Related to the Businesses of Angie's List

        In addition to the risks described above, you should read and consider the risk factors specific to the businesses of Angie's List, which are also expected to affect ANGI Homeservices following the completion of the Transactions. These risks are described in Angie's List's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by Angie's List, all of which are or will be filed with the SEC and are incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

 ANGIE'S LIST SPECIAL MEETING OF STOCKHOLDERS

        This section contains information about the special meeting of Angie's List stockholders that has been called to consider and adopt the Merger Agreement, to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger, and to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

        This proxy statement/prospectus is being furnished to the stockholders of Angie's List in connection with the solicitation of proxies by the Angie's List board for use at the special meeting. Angie's List is first mailing this proxy statement/prospectus and accompanying proxy card to its stockholders on or about [    •    ], 2017.

Date, Time and Place

        The special meeting will be held on Friday, September 29, 2017, at 10:00 a.m. Eastern time at The Alexander, 333 S. Delaware St., Indianapolis, Indiana 46204, unless the special meeting is adjourned or postponed.

Purpose of the Special Meeting; Proposals

        At the special meeting, Angie's List stockholders will be asked to consider and vote upon the following matters:

  •
  a proposal to adopt the Merger Agreement;

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger; and

  •
  a proposal to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

Recommendation of the Angie's List Board of Directors

        The Angie's List board has (i) unanimously determined that the Merger Agreement and the Merger are advisable and in the best interests of Angie's List and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Merger, (iii) recommended that the Angie's List stockholders adopt the Merger Agreement and (iv) directed that the Merger Agreement be submitted for adoption by the Angie's List stockholders at the special meeting.

        The Angie's List board unanimously recommends that Angie's List stockholders vote:

  •
  "FOR" the proposal to adopt the Merger Agreement;

  •
  "FOR" the proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger; and

  •
  "FOR" the proposal to approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

See the sections entitled "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors."

        Your vote is important, regardless of the number of shares of Angie's List common stock you own. The Merger cannot be consummated unless the Merger Agreement is adopted by the affirmative vote of holders of a majority of the outstanding shares of Angie's List common stock entitled to vote at the special meeting. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your bank, brokerage firm or other nominee, it will have the same effect as a vote against the proposal to adopt the Merger Agreement.

        Angie's List stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Transactions. In addition, Angie's List stockholders are directed to the Merger Agreement, which is attached as Annex B to this proxy statement/prospectus.

        Adoption of the Merger Agreement is subject to a vote by Angie's List stockholders separate from the vote on approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Angie's List in connection with the Merger. Approval of the compensation arrangements is not a condition to completion of the Merger.

Record Date; Stockholders Entitled to Vote

        Only holders of record of shares of Angie's List common stock at the close of business on the record date, which is August 25, 2017, will be entitled to vote at the special meeting. Each outstanding share of Angie's List common stock held as of the close of business on the record date entitles its holder to cast one vote on each proposal to be voted on at the special meeting. As of the close of business on the record date, there were 61,292,181 shares of Angie's List common stock outstanding and entitled to vote at the special meeting.

Voting by Directors and Executive Officers of Angie's List

        As of the close of business on the record date, Angie's List's directors, executive officers and their respective affiliates owned and were entitled to vote 7,436,575 shares of Angie's List common stock. This represents approximately 12% of the outstanding shares of Angie's List common stock entitled to vote at the special meeting. Completion of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by stockholders of Angie's List. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of Angie's List common stock. Angie's List currently expects that the Angie's List directors and executive officers will vote their shares of Angie's List common stock in favor of the proposal to adopt the Merger Agreement and the other proposals to be considered at the special meeting, although none of them is obligated to do so.

Quorum; Abstentions and Broker Non-Votes

        A quorum is the minimum number of shares required to be present at the special meeting for the meeting to be properly held under the bylaws of Angie's List and Delaware law. The presence, in person or represented by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the special meeting will constitute a quorum at the meeting. In the absence of a quorum, the chairperson of the special meeting or a majority in voting interest of the holders of Angie's List common stock present in person or represented by proxy at the special meeting at that time and entitled to vote at the special meeting will have the power to adjourn the special meeting until a quorum is present. Based on the number of shares of Angie's List common stock issued and outstanding as of the close of business on the record date for the special meeting, 30,646,091 shares of Angie's List common stock will be required to achieve a quorum.

        Holders of shares of Angie's List common stock present in person at the special meeting but not voting, and shares of Angie's List common stock for which Angie's List has received proxies indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether a quorum is established.

        Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The proposals to be voted on at the special meeting are not considered routine matters. Accordingly, brokers will not have discretionary voting authority to vote on the matters at the special meeting and, without instruction from the beneficial owner of the shares of Angie's List common stock held by that broker, will not be permitted to vote on the proposal to adopt the Merger Agreement, the proposal to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger or the proposal to adjourn or postpone the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement. Accordingly, shares of Angie's List common stock beneficially owned that have been designated on proxy cards by the broker (or bank or other nominee) as not voted on the proposal to adopt the Merger Agreement, which are referred to in this proxy statement/prospectus as "broker non-votes," will have the same effect as a vote "AGAINST" the proposal to adopt the Merger Agreement and to the extent a broker (or bank or other nominee) has caused your shares to be represented at the special meeting, the proposal to approve on an advisory (non-binding) basis, the compensation payable to certain executive officers of Angie's List in connection with the Merger. Broker non-votes will have no effect on the proposal to approve one or more adjournments or postponements of the special meeting.

        Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Angie's List common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Angie's List common stock.

Required Vote

        Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the shares of Angie's List common stock outstanding and entitled to vote on this proposal. Accordingly, your failure to submit a proxy card or to vote in person at the special meeting, your abstention from voting or your failure to give voting instructions to your bank, brokerage firm or other nominee if you hold your shares in "street name" through a bank, brokerage firm or other nominee, will have the same effect as a vote "AGAINST" the proposal to adopt the Merger Agreement.

        Approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Angie's List in connection with the Merger requires the affirmative vote of holders of a majority of the shares of Angie's List common stock present, in person or represented by proxy, at the special meeting and entitled to vote on this proposal. If your shares are not in attendance at the special meeting, they will have no effect on the outcome of this proposal; however, if a quorum is present and you submit a proxy or vote in person at the special meeting and indicate "ABSTAIN," your abstention will have the same effect as a vote "AGAINST" this proposal.

        Approval of the adjournment or postponement of the special meeting (if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement) requires the affirmative vote of holders of a majority of the shares of Angie's List common stock present, in person or represented by proxy, at the special meeting and entitled to vote on this proposal. If your shares are not in attendance at the special meeting, they will have no effect on the outcome of any vote to adjourn or postpone the special meeting; however, if a quorum is present and you submit a proxy or vote in person at the special meeting and indicate "ABSTAIN," your abstention will have the same effect as a vote "AGAINST" this proposal.

How to Vote

        Angie's List stockholders may vote using any of the following methods:

By Telephone or on the Internet

        Angie's List stockholders can vote by calling the toll-free telephone number on their proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

        The website for internet voting is www.investorvote.com/ANGI. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded.

        Telephone and internet voting facilities for Angie's List stockholders of record will be available 24 hours a day beginning on or about [    •    ], 2017, and will close at 11:59 p.m. Eastern time on September 28, 2017. The availability of telephone and internet voting for beneficial owners will depend on the voting processes of your bank, brokerage firm or other nominee. Therefore, Angie's List recommends that you follow the voting instructions in the materials you receive.

By Mail

        Angie's List stockholders may complete, sign and date the proxy card or voting instruction card mailed to them and return it in the prepaid envelope.

In Person at the Special Meeting

        Angie's List stockholders as of the close of business on the record date may vote in person at the special meeting. You may also be represented by another person at the special meeting if you execute a proper proxy designating that person. If you are a beneficial owner of Angie's List shares, you must obtain a legal proxy from your bank, brokerage firm or other nominee and present it to the inspectors of election with your ballot to be able to vote at the special meeting.

Voting of Proxies

        Shares will be voted in accordance with the instructions provided by an Angie's List stockholder who has voted by internet, by telephone or by completing, signing, dating and mailing a proxy card or voting instruction card. If you are an Angie's List stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted "FOR" the proposal to adopt the Merger Agreement, "FOR" the proposal to approve, on an advisory (non-binding) basis, compensation payable to certain executive officers of Angie's List in connection with the Merger and "FOR" the proposal to adjourn or postpone the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement, and in the discretion of the proxyholders on any other matter that may properly come before the meeting at the discretion of the Angie's List board.

Revoking Your Proxy

        Angie's List stockholders may revoke a proxy at any time before it is voted at the special meeting. To do this, you must:

  •
  enter a new vote by telephone or over the internet by the date and time indicated on the applicable proxy card or voting instruction card;

  •
  deliver another duly executed proxy card or voting instruction card bearing a later date to the addressee named in the proxy card or voting instruction card;

  •
  provide written notice of the revocation to Angie's List's Corporate Secretary at 1030 East Washington Street, Indianapolis, Indiana 46202; or

  •
  attend the special meeting and vote in person (your attendance at the meeting will not, by itself, revoke your proxy; to do so you must vote in person at the meeting).

If your shares are held in "street name," you must contact your bank, brokerage firm or other nominee to revoke and vote your proxy. If you have questions about how to vote or revoke your proxy, you should contact Angie's List's proxy solicitor, Innisfree M&A Incorporated at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

Attending the Special Meeting

        Angie's List stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. If you hold shares of Angie's List common stock in your name as a stockholder of record and you wish to attend the special meeting, you must present evidence of your stock ownership, such as your most recent account statement, at the special meeting. You should also bring valid picture identification.

        If your shares of Angie's List common stock are held in "street name" in a stock brokerage account or otherwise by a bank, brokerage firm or other nominee and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification. Please note that if you plan to attend the special meeting in person and would like to vote at the special meeting, you will need to bring a legal proxy from your bank, brokerage firm or other nominee as explained above.

Adjournments and Postponements

        Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of, among other things, soliciting additional proxies. Angie's List may adjourn the special meeting without notice if announced at the special meeting at which the adjournment is taken and if the adjournment is to a date that is not greater than 30 days after the original date fixed for the special meeting and no new record date is fixed for the adjourned meeting. Any signed proxies received by Angie's List prior to the special meeting in which no voting instructions are provided on such matter will be voted "FOR" the adjournment or postponement of the special meeting if necessary or appropriate. Any adjournment or postponement of the special meeting will allow Angie's List stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

        If, at the special meeting, the number of shares of Angie's List common stock present in person or represented by proxy and voting in favor of the proposal to adopt the Merger Agreement is not sufficient to approve that proposal, Angie's List expects to move to adjourn the special meeting in order to enable the Angie's List board to solicit additional proxies for the adoption of the Merger Agreement. In that event, Angie's List will ask its stockholders to vote only upon the adjournment proposal, and not the Merger Agreement proposal. The adjournment proposal relates to any adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement. Angie's List retains full authority to the extent set forth in its bylaws and Delaware law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Angie's List stockholders.

Solicitation of Proxies

        Angie's List is soliciting proxies for the special meeting from Angie's List stockholders. Angie's List has also retained Innisfree M&A Incorporated to solicit proxies for the special meeting from Angie's List stockholders for a fee of approximately $20,000, plus reasonable out-of-pocket expenses. Angie's List will bear the entire cost of soliciting proxies from Angie's List stockholders, and Angie's List will pay all expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to this mailing, Angie's List's directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies may be undertaken through the mail, in person, by telephone, the internet or other means.

        Angie's List may also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses for forwarding proxy materials to the beneficial owners of Angie's List common stock and in obtaining voting instructions from such beneficial owners.

Stockholder List

        A list of Angie's List stockholders entitled to vote at the special meeting will be available for examination by any Angie's List stockholder at the special meeting. At least ten days prior to the date of the special meeting, this stockholder list will be available for inspection by Angie's List stockholders, subject to compliance with applicable provisions of Delaware law, during ordinary business hours at the corporate offices of Angie's List located at 1030 East Washington Street, Indianapolis, Indiana 46202.

Other Business

        There are no other matters that the Angie's List board intends to present at the special meeting. If you have returned your signed and completed proxy card and other matters are properly presented for voting at the special meeting, the proxies appointed by the Angie's List board (the persons named in your proxy card if you are a stockholder of record) will have the discretion to vote on those matters for you.

Assistance

        If you need assistance in voting or completing your proxy card or have questions regarding the special meeting, please contact Innisfree M&A Incorporated, the proxy solicitor for Angie's List, by mail at 501 Madison Avenue, 20th Floor, New York, New York 10022, or by telephone at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

INFORMATION ABOUT THE COMPANIES INVOLVED IN THE TRANSACTIONS

Angie's List, Inc.

  Angie's List, Inc.
  1030 East Washington Street
  Indianapolis, Indiana 46202
  Phone: (888) 888-5478

        Angie's List, Inc. (NASDAQ:ANGI) is a Delaware corporation. Angie's List operates a national local services consumer review service and marketplace with a mission of improving the local service experience for both members and service professionals. To that end, Angie's List helps facilitate transactions between more than five million members and its collection of service professionals in over 700 categories of service nationwide. Built on a foundation of more than ten million verified reviews of local services, Angie's List's unique tools, services and content across multiple platforms enable members to research, shop for and purchase local services for critical needs, as well as rate and review the providers of these services. Angie's List's ratings and reviews, which are now available to members free-of-charge following the introduction of a free membership tier during 2016, assist Angie's List's members in identifying and hiring a provider for their local service needs.

        Additional information about Angie's List and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

ANGI Homeservices Inc. and the HomeAdvisor Business

  ANGI Homeservices Inc.
  14023 Denver West Parkway
  Building 64
  Golden, Colorado 80401
  Phone: (303) 963-7200

        ANGI Homeservices is a Delaware corporation that was formed on April 13, 2017 under the name Halo TopCo, Inc. and renamed ANGI Homeservices Inc. on May 4, 2017. ANGI Homeservices was formed in connection with the Transactions as a wholly owned subsidiary of IAC. Following the completion of the Transactions described herein, ANGI Homeservices will become the holding company of both the HomeAdvisor Business and Angie's List.

        ANGI Homeservices has not, to date, conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement and the Ancillary Agreements, including the formation of Merger Sub as a wholly owned subsidiary, and the preparation of this proxy statement/prospectus and the registration statement of which it forms a part.

        Pursuant to the Contribution and prior to the completion of the Merger, IAC will transfer the HomeAdvisor Business to ANGI Homeservices. The HomeAdvisor Business is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local prescreened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), Germany (MyHammer), France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder). The HomeAdvisor Business

also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 15.7 million service requests from homeowners in the United States during the twelve months ended June 30, 2017.

        For more information about the HomeAdvisor Business, see the sections entitled "Information About the HomeAdvisor Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business."

Merger Sub

  Casa Merger Sub, Inc.
  555 West 18th Street
  New York, New York 10011
  Phone: (212) 314-7300

        Casa Merger Sub, Inc., a wholly owned subsidiary of ANGI Homeservices, is a Delaware corporation that was formed on April 13, 2017 for the purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into Angie's List, with Angie's List continuing as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices.

        Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Merger.

IAC/InterActiveCorp

  IAC/InterActiveCorp
  555 West 18th Street
  New York, New York 10011
  Phone: (212) 314-7300

        IAC (NASDAQ:IAC) is a Delaware corporation. IAC is a leading media and internet company comprised of widely known consumer brands such as HomeAdvisor, Vimeo, Dictionary.com, The Daily Beast, Investopedia and Match Group's online dating portfolio, which includes Match, Tinder, PlentyOfFish and OkCupid. IAC is headquartered in New York City and has offices worldwide.

        Immediately following the completion of the Transactions described in this proxy statement/prospectus, IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock, depending on the number of Angie's List stockholders that elect to receive Cash Consideration.

        Additional information about IAC, including with respect to its corporate governance and the ownership of its common stock, is available in IAC's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016 and its proxy statement on Schedule 14A dated May 10, 2017. See the section entitled "Where You Can Find More Information."

 THE TRANSACTIONS

Overview of the Transactions and Effects of the Merger

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and the Contribution Agreement, prior to the Closing, IAC will contribute its HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for Class B shares of ANGI Homeservices. For further details regarding the Contribution, see the section entitled "Ancillary Agreements—Contribution Agreement." At the Effective Time, Merger Sub will merge with and into Angie's List, the separate corporate existence of Merger Sub will cease, and Angie's List will continue as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices.

        At the Effective Time, each share of Angie's List common stock outstanding immediately prior to the Effective Time (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive, at the holder's election (i) in the case of a share of Angie's List common stock with respect to which an election to receive a Class A share of ANGI Homeservices has been properly made and not revoked or lost, one Class A share (the "Share Consideration") or (ii) in the case of a share of Angie's List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, $8.50 in cash, without interest (the "Cash Consideration" which, together with the Share Consideration, is referred to in this proxy statement/prospectus as the "Merger Consideration"), but subject to the consideration election procedures and Cash Consideration proration provisions described elsewhere in this proxy statement/prospectus. For further details regarding the terms and conditions of the Merger Agreement and the effects of the Merger, see the section entitled "The Merger Agreement."

        Following the Merger, (i) Angie's List common stock will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded and (ii) the Class A shares of the combined company, ANGI Homeservices, are expected to trade on NASDAQ under the current Angie's List ticker symbol, "ANGI."

Structure of the Transactions

        Set forth below are diagrams that graphically illustrate, in simplified form, (1) the existing corporate structure of IAC, the HomeAdvisor Business and Angie's List as of the date of this proxy statement/prospectus, (2) the structure of the Contribution and the IAC Share Issuance, following which the HomeAdvisor Business will be owned by ANGI Homeservices, (3) the structure of the Merger, and the issuance of Class A shares of ANGI Homeservices to holders of Angie's List common stock who properly elect or are deemed to elect to receive the Share Consideration in the Merger, and (4) the corporate structure of IAC and ANGI Homeservices (which at that time will own the HomeAdvisor Business and Angie's List) immediately following the completion of the Transactions.

        Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and

IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock.

Background of the Transactions

        The Angie's List board of directors regularly evaluates the strategic direction and ongoing business plan of Angie's List with a view toward strengthening Angie's List's business and enhancing stockholder value. As part of this evaluation, the Angie's List board of directors, from time to time, has considered various potential strategic alternatives for Angie's List, including continuation as a standalone enterprise, potential strategic alliances and other commercial arrangements, modifications to its strategy and direction, strategic mergers and acquisitions and other business combinations and/or a possible sale of Angie's List, including the possibility of a combination with IAC's HomeAdvisor business.

        Angie's List announced in September 2015 that it had named Scott Durchslag as its new Chief Executive Officer. In October 2015, under the direction of Mr. Durchslag, Angie's List began a comprehensive operational review to develop a new strategic plan, with objectives of accelerating revenue growth, improving operational execution and improving profitability and cash flow. Among the initiatives to be examined, Angie's List cited identification of cost reductions, redesign of the sales force, improving marketing execution, scaling the Angie's List next generation operating platform, releasing a new service provider mobile application and improving execution in e-commerce.

        On October 5, 2015, Joey Levin, the Chief Executive Officer of IAC, wrote to John Chuang, Angie's List's Chairman of the board of directors at that time, indicating IAC's interest in exploring a strategic transaction involving Angie's List. On October 9, 2015, after discussion with the Angie's List board of directors, Mr. Durchslag, on behalf of Angie's List, contacted Mr. Levin to inform him that if IAC were to articulate a specific proposal regarding the terms of a potential transaction, Mr. Durchslag would discuss it with the Angie's List board of directors but, absent a specific proposal, Angie's List would remain focused on improving operational execution rather than diverting resources to explore a possible transaction. In response, Mr. Levin requested a meeting with Angie's List management and told Mr. Durchslag that after such meeting was held, IAC would be in a position to deliver a specific proposal to Angie's List. Mr. Durchslag informed Mr. Levin that he would formally reply to IAC's proposal by letter and would also seek to find a suggested time for the management teams of IAC and Angie's List to meet. Later that afternoon, Mr. Levin received a letter from Mr. Durchslag confirming receipt of IAC's October 5, 2015 letter, requesting a clearly articulated proposal from IAC with respect to value, deal structure and form of consideration, suggesting a meeting later that month between the management teams of IAC and Angie's List and requesting the negotiation of a non-disclosure agreement. The letter also noted that given the work ahead for Angie's List management in executing Angie's List's standalone strategic plan, Mr. Durchslag believed that the Angie's List board of directors would not support the diversion of resources to explore a potential transaction with IAC absent a specific proposal from IAC.

        On October 13, 2015, Mr. Durchslag contacted Mr. Levin and agreed during this exchange to meet on October 23, 2015.

        On October 23, 2015, Mr. Durchslag and Thomas R. Fox, the Chief Financial Officer of Angie's List, met Mr. Levin and Mark Stein, Senior Vice President and Chief Strategy Officer of IAC at that time, for dinner in Chicago. At the meeting, the representatives of IAC expressed IAC's interest in exploring a potential acquisition of Angie's List for $8.50 per share in cash and also indicated IAC's willingness to explore a combination of Angie's List and the HomeAdvisor business in an all-stock transaction if that would be of interest to the Angie's List board of directors. The attendees discussed

IAC's view of the potential strategies that the combined company might pursue and the potential operational benefits of a combination. The closing price of Angie's List common stock on October 23, 2015 was $6.94 per share.

        On November 3, 2015, Mr. Durchslag reported IAC's expression of interest and the meeting in Chicago to the Angie's List board of directors at a meeting attended by Angie's List management and representatives of Sidley Austin, legal counsel to Angie's List, and BofA Merrill Lynch, one of Angie's List's financial advisors. After discussing IAC's expression of interest, the Angie's List board of directors determined that the Angie's List board should fully evaluate the strategic plan being prepared by Angie's List management, and share that plan with Angie's List stockholders, before deciding whether to pursue a transaction with IAC or any other party and instructed Mr. Durchslag to tell Mr. Levin that Angie's List was not interested in pursuing the proposed transaction with IAC at this time. After the meeting, Mr. Durchslag communicated the Angie's List board of directors' decision to Mr. Levin.

        On November 11, 2015, IAC submitted to the Angie's List board of directors and substantially simultaneously publicly announced via a press release a proposal to acquire Angie's List for $8.75 per share in cash. IAC also indicated its willingness to consider a combination of Angie's List with the HomeAdvisor business through a tax-free stock-for-stock exchange. The closing price of Angie's List common stock on November 10, 2015, the last full trading day before IAC's public announcement, was $7.84 per share.

        On November 17, 2015, Angie's List delivered a written response to IAC, which Angie's List substantially simultaneously published via a press release, stating that after a comprehensive review, conducted in consultation with independent financial and legal advisors, the Angie's List board of directors had determined that it was premature to conclude that a strategic transaction was in the best interests of Angie's List stockholders, and concluded that the proposal by IAC undervalued Angie's List and its long-term standalone prospects. The Angie's List board of directors reiterated that it believed that it should have the opportunity to fully evaluate the strategic plan being prepared by Angie's List management and share that plan with Angie's List stockholders before deciding whether to engage in a transaction with IAC or any other party. There were no further contacts between IAC and Angie's List concerning a potential business combination transaction in the months that followed. On March 3, 2016, Angie's List held an "Investor Day" in New York City at which it unveiled its new three-phase strategic plan. The first phase, to be executed over the remainder of 2016, included adoption of a new member pricing strategy, including a basic free membership tier intended to increase membership and member engagement, introduction of new member products and increased operational effectiveness across information technology, marketing and sales. The second phase of the plan, to be executed during 2017 and 2018, focused on improving service provider offerings and increasing Angie's List's e-commerce business. The third phase, to be executed after 2018, was to expand the Angie's List business into adjacent markets. Angie's List noted at that time that the plan was expected to involve substantial near-term investment coupled with a decline in membership revenue resulting from the new membership pricing structure, and that returns on Angie's List's investment in the form of improved operating results would likely not be realized before 2017.

        During the second and third calendar quarters of 2016, Angie's List began to roll out the first phase of the strategic plan, including making service provider reviews available to members free of charge, introducing a new tiered membership plan and migrating to its new technology platform. During this period, Angie's List management regularly updated the Angie's List board of directors on management's progress in executing the new strategic plan as well as Angie's List's financial condition and operating results. In that context, the Angie's List board of directors regularly evaluated Angie's List's overall prospects, liquidity requirements for the strategic plan and potential costs and benefits of pursuing a major strategic transaction such as a merger or acquisition of Angie's List in order to enhance stockholder value.

        At a meeting of the Angie's List board of directors on October 6, 2016, which was also attended by Angie's List management and a representative of Sidley Austin, the Angie's List board of directors discussed, among other matters, various potential paths to enhance stockholder value, including by reducing expenses and investment, raising additional capital to increase investment under the new strategic plan and exploring potential strategic alternatives (including a possible sale of Angie's List). The representative of Sidley Austin advised the Angie's List board of directors on the fiduciary duties of the members of the Angie's List board of directors' regarding its potential exploration of these alternatives. Following discussion, the Angie's List board of directors approved the formation of a committee of the Angie's List board of directors having the authority to examine various potential strategic options and consider financial advisors, with George Bell, Thomas Evans, Dave Mullen and Eric Semler serving as members of this newly created Strategic Advisory Committee (the "Committee").

        The Committee's first meeting was held on October 11, 2016. Also attending was Shannon Shaw, General Counsel of Angie's List and additional members of Angie's List management. Among other initial matters, the Committee discussed the process for selecting financial advisors to assist in the exploration of potential strategic alternatives.

        On October 17, 2016, at a meeting of the Angie's List board of directors, which was also attended by Angie's List management and a representative of Sidley Austin, the Committee updated the Angie's List board of directors on its progress, including the financial advisor selection process. The Committee recommended, and the Angie's List board of directors concurred, that both Allen & Company and BofA Merrill Lynch (collectively, the "Financial Advisors") be engaged to assist Angie's List in a review and potential pursuit of strategic alternatives. Thereafter, Angie's List engaged the Financial Advisors.

        The Committee held three meetings between October 20 and October 31, 2016, at which Angie's List management and representatives of the Financial Advisors were present, and during which various process-related matters were discussed, including potential acquirors of Angie's List (which included both strategic counterparties and financial sponsors), the process for contacting potential acquirors and the appropriate time and method for announcing the Angie's List board of directors' decision to explore potential strategic alternatives.

        When announcing its third quarter 2016 financial results on November 1, 2016, Angie's List stated that it was focused on opportunities to accelerate growth and, in addition to continuing to execute on a turnaround plan, had determined to explore strategic alternatives to achieve the full potential of its new platform. Angie's List also announced its engagement of the Financial Advisors to assist Angie's List in exploring these strategic opportunities.

        Beginning on November 15, 2016, at the direction of Angie's List, the Financial Advisors began to contact 62 potential acquirors, including 51 strategic parties and 11 financial sponsors. The Committee held a meeting on November 16, 2016, which was also attended by Angie's List management and representatives of the Financial Advisors. At the Committee's request, the Financial Advisors briefed the Committee on the initial outreach to potential acquirors, the preparation of management presentations and related matters, and the Committee provided instruction regarding the same. The Committee engaged in additional discussion regarding interested potential acquirors, the timing for a potential transaction and the scheduling of introductory meetings over the coming months.

        As part of the outreach to potential acquirors on behalf of Angie's List, a representative of Allen & Company contacted Mr. Levin on November 16, 2016. Mr. Levin and the representative of Allen & Company spoke on November 18, 2016 whereby, in accordance with the directives of the Angie's List board of directors, IAC was invited to participate in Angie's List's strategic alternatives review process. Mr. Levin, on behalf of IAC, expressed interest in participating. In accordance with the directives of Angie's List's board of directors, the representative of Allen & Company noted that IAC would be required to execute Angie's List's non-disclosure agreement prior to receiving information, and Mr. Levin in response requested that Angie's List's draft non-disclosure agreement be sent to IAC for review. Later that afternoon, IAC received Angie's List's draft non-disclosure agreement, which Angie's List and IAC negotiated over the ensuing weeks.

        On November 23, 2016, the Angie's List board of directors held a meeting also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors during which the Angie's List board of directors discussed certain financial information prepared by management both for purposes of Angie's List's budgeting process and evaluation of Angie's List's execution of the turnaround plan and to be provided to potential acquirors, and provided guidance to management and the Committee for finalizing the strategic plan. Management reviewed the work undertaken to prepare such information and related assumptions. Mr. Bell and representatives of Sidley Austin and the Financial Advisors also updated the Angie's List board of directors on the work of the Committee and potential next steps.

        The Committee held a meeting on December 5, 2016, which was also attended by Angie's List management and representatives of the Financial Advisors. The Committee received and approved the updated strategic plan from management and received an update from the Financial Advisors as to the status of the third-party solicitation process. The Committee also approved providing certain materials, including management presentations, to interested parties that had executed non-disclosure agreements and allowing such parties to conduct due diligence reviews of Angie's List and its business.

        Beginning on December 6, 2016 and continuing through May 1, 2017, a number of interested parties (including IAC) engaged in a due diligence review of Angie's List. Non-disclosure agreements were executed with 28 parties, including IAC (on December 13, 2016), and 13 of such parties (which did not include IAC) attended separate presentations by Angie's List management.

        At an Angie's List board of directors meeting on December 13, 2016, which was also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors, the Angie's List board of directors received an update on the progress of the third-party solicitation process and discussed potential next steps with respect to the interested parties. A representative of Sidley Austin further discussed with the Angie's List board of directors the Angie's List board of directors' fiduciary duties in connection with a sale process and reviewed a proposed form of merger agreement that could be provided to potential acquirors, which form had been circulated to the Angie's List board of directors in advance of the meeting. At the meeting, management reviewed with the Angie's List board of directors Angie's List's fourth quarter financial results and operating plan for 2017.

        The Committee met on January 2, 2017, with Angie's List management and representatives of the Financial Advisors present, and received an update from the Financial Advisors regarding the third-party solicitation process, including summaries of management presentation meetings previously held with potentially interested acquirors. The Committee discussed setting appropriate deadlines for the submission of initial indications of interest. The Committee also discussed and approved the content of the first round bid instruction letter to be provided to parties that had executed a non-disclosure agreement and indicated an interest in pursuing an acquisition of Angie's List. This instruction letter, which set an initial bid deadline of January 18, 2017, was sent over the next few days to the 27 parties that had expressed an interest in exploring a potential transaction with Angie's List, including IAC. Management also updated the Committee regarding certain matters related to Angie's List's business. On January 10, 2017, the Angie's List board of directors held a regularly scheduled meeting, which was also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors. Among other matters covered at the meeting, the Financial Advisors reviewed the status of the outreach to, and discussions with, potential acquirors and discussed with the Angie's List board of directors certain market and financial matters relating to Angie's List and a potential transaction and potential next steps in the process. At the meeting, management reviewed with the Angie's List board of directors Angie's List's operating plan and financial outlook. The Angie's List board of directors and management discussed the assumptions underlying the plan and outlook as well as member engagement, the service provider value proposition, operating margin efficiencies, investment focus and deliverables. Given Angie's List's financial outlook as discussed at the meeting, including with respect to member engagement, the service provider value proposition, operating margin efficiencies and investment focus and deliverables, it was determined that, absent additional financing or a potential sale transaction, Angie's List would not be expected to fully execute its operating plan, but would instead require substantial reductions in its cost structure.

        On January 18, 2017, a potential strategic acquiror (which is referred to in this section as "Company A") submitted a preliminary indication of interest that contemplated a combination of Company A with Angie's List in which Angie's List stockholders in the aggregate would receive, upon consummation of the transaction, 43% of the combined company's outstanding common stock. Also on January 18, 2017, representatives of IAC informed representatives of the Financial Advisors that, given a lack of sufficient due diligence materials provided by Angie's List, IAC would not be submitting a preliminary indication of interest by the requested deadline.

        On January 20, 2017, at the direction of Angie's List, representatives of the Financial Advisors spoke with representatives of Company A in order to clarify the terms of its proposal and to request financial information regarding Company A's business, including certain financial projections.

        On January 23, 2017, the Committee held a meeting with Angie's List management and representatives of Sidley Austin and the Financial Advisors present. The Financial Advisors updated the Committee as to the third-party solicitation process and the attendees discussed the four parties that were then actively pursuing a potential acquisition of Angie's List pursuant to the process established by Angie's List, which were IAC, Company A, and two additional potential strategic acquirors (which are referred to in this section as "Company B" and "Company C"). The reasons given by other, previously interested parties for having elected not to continue to participate in the process were also discussed. These stated reasons included, among other things, the relevant counterparty's inability to realize synergies by acquiring Angie's List; competing internal initiatives undertaken or expected to be undertaken by the counterparty; the counterparty's decision that acquiring Angie's List was not consistent with the counterparty's strategic focus; and, particularly in the case of the financial sponsors that previously expressed interest as potential acquirors, the perception of these potential acquirors that Angie's List was too early in the ongoing process of transitioning its business model for a potential acquiror to formulate and support a compelling leveraged buyout model for an acquisition of Angie's List given the risks and uncertainties associated with the ongoing transformation of its business. The Committee discussed Company A's indication of interest and potential responses, as well as potential next steps. The Committee directed management and the Financial Advisors to seek greater clarity from Company A as to the structure and terms of its proposal, to continue to encourage Company B and Company C to submit indications of interest, and to provide additional requested information to, and continue discussions with, IAC.

        The next day, on January 24, 2017, Company B submitted a preliminary indication of interest reflecting a proposed purchase price for all of the outstanding shares of Angie's List common stock in the range of $8.65 to $8.95 per share in cash.

        On January 26, 2017, the Committee held a meeting with Angie's List management and a representative of Sidley Austin present. During this meeting, management reviewed with the Committee further information and considerations regarding strategic priorities for Angie's List and its business and associated capital requirements. Risks and potential benefits of various operating scenarios were discussed as well as the potential implementation of various initiatives. After discussion, the Committee instructed management to continue to develop an operating plan reflecting the alternative operating strategy discussed at the meeting for further consideration by the Angie's List board of directors.

        Later on January 26, 2017, the Committee held another meeting, with Angie's List management and representatives of Sidley Austin and the Financial Advisors present, during which meeting Company B's proposal was discussed. The Committee directed the Financial Advisors to inform Company B that it would need to increase its proposed purchase price, but would be permitted to continue its due diligence review and discussions with Angie's List to validate a higher purchase price and to continue to participate in the process. The Financial Advisors conveyed that message to Company B later that evening as instructed. In addition, during the Committee meeting, the Committee discussed the status of conversations with Company A, and determined that it would require further financial information regarding Company A before the Committee would respond to Company A's proposal. Also discussed at the meeting were a request by Company C for Angie's List's strategic rationale for a potential combination with Company C and the parties' efforts to schedule a meeting of the representatives of Angie's List and Company C. With respect to IAC, the Committee discussed various potential responses to IAC's request to receive more information about Angie's List before submitting a preliminary indication of interest. The Committee instructed the Financial Advisors to continue discussions with IAC while seeking to further evaluate the two proposals received to date.

        On January 31, 2017, the Angie's List board of directors held a meeting, also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors. A member of the Committee updated the Angie's List board of directors on the work undertaken to date by the Committee. The Financial Advisors then updated the Angie's List board of directors as to the third-party solicitation process, including with respect to the four interested parties that remained in the process and the reasons stated by other potential acquirors for declining to participate further in the process as discussed with the Committee at its January 23, 2017 meeting. As part of the discussion at this meeting, the Angie's List board of directors, management and Financial Advisors discussed the perspectives of potential financial sponsor acquirors, and the potential ability of Angie's List to take certain operational actions that might increase the attractiveness of Angie's List to financial sponsors as an acquisition target. Also at this meeting, management reviewed and discussed with the Angie's List board of directors a revised operational plan for Angie's List as a standalone company reflecting a narrowed operational focus, as requested by the Angie's List board at prior meetings. The attendees also discussed, among other things, management's views of the potential impact of adopting such a plan on the near-term operations and financial condition and long-term prospects of Angie's List, as well as the timing and desirability of adopting this revised operational plan and related implications.

        Also on January 31, 2017, Company A and Company B were given access to an online data room prepared by Angie's List that contained confidential information about Angie's List intended to allow a further due diligence review of Angie's List and its business.

        From February 7 through February 14, 2017, Angie's List management held due diligence meetings (both telephonic and in person) with Company A, Company B and Company C. Representatives of the Financial Advisors also attended these meetings. Also during this period, the Committee held a meeting on February 10, 2017, at which management was present, to discuss these due diligence meetings. The Committee directed Angie's List management to provide additional due diligence information to IAC pursuant to its request.

        Beginning in early to mid-February of 2017, Company C ceased active engagement in the process, but Company C did not formally withdraw or provide any reason for discontinuing discussions with Angie's List, notwithstanding multiple efforts to keep Company C engaged.

        On February 16, 2017, Mr. Levin spoke with a representative of Allen & Company to express IAC's interest in pursuing a stock-for-stock combination of Angie's List and the HomeAdvisor business. In accordance with Angie's List's directives, the representative of Allen & Company indicated that the Angie's List board of directors might be willing to consider a stock-for-stock combination but was also continuing to consider alternative proposals, and suggested that representatives of Angie's List meet with representatives of IAC and the HomeAdvisor business to discuss the potential benefits of combining Angie's List and the HomeAdvisor business and the outlook for such a combined company.

        On February 23, 2017, representatives of IAC held a conference call with the Committee and representatives of the Financial Advisors and presented IAC's views on the benefits of combining Angie's List with IAC's HomeAdvisor business. At the end of this presentation, IAC indicated its willingness to pursue a potential transaction whereby Angie's List would be combined with IAC's HomeAdvisor business in North America in a stock-for-stock combination that would result in Angie's List securityholders owning, upon consummation of the transaction, 10% of the combined company on a cash-free, debt-free basis, with governance arrangements for the combined company to be determined.

        On February 28, 2017, the Committee held a meeting, which was also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors. The Financial Advisors discussed with the Committee IAC's proposal and certain financial matters regarding IAC's proposed transaction and the HomeAdvisor business, noting that while IAC publicly reported some financial information regarding the HomeAdvisor segment of its business, IAC had not provided sufficient financial information to allow a more detailed review of its HomeAdvisor business. The Committee discussed potential responses to IAC's proposal, as well as the Committee's desire to obtain more information about the HomeAdvisor business. The Committee directed management to schedule a due diligence meeting between the management teams of Angie's List and IAC to further evaluate the potential merits of the proposed combination. Representatives of the Financial Advisors also provided an update to the Committee on discussions with Company B, including Company B's indication that it might reduce its previously proposed purchase price because the underlying operating metrics of the business made available by Angie's List did not align with Company B's expectations.

        On March 1, 2017, Angie's List and IAC entered into a non-disclosure agreement for the provision by IAC to Angie's List of non-public information concerning the HomeAdvisor business.

        On March 2, 2017, Company B indicated in a telephone call to a representative of Allen & Company that if Company B were to proceed, its proposal would likely be lower, in the range of $7.00 to $8.00 per share in cash, based on its further due diligence review of Angie's List.

        Also on March 2, 2017, representatives of Angie's List and IAC met to discuss IAC's proposal of February 23, 2017 and engage in a due diligence review regarding the assumptions and expectations underlying that proposal.

        On March 7, 2017, the Angie's List board of directors held a meeting, which was also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors. The Financial Advisors updated the Angie's List board of directors as to the status of discussions with the three parties that had submitted preliminary indications of interest and the financial terms of their respective proposals. The Angie's List board of directors discussed with management and the Financial Advisors potential responses to, and potential next steps with, each bidder. The Angie's List board of directors directed the Committee to develop a response to IAC that would seek an increased stake for Angie's List's securityholders in the combined company. The Angie's List board of directors also discussed with management, among other matters, financial information and forecasts for the first quarter of 2017, the revised 2017 operating plan for Angie's List as a standalone company and various assumptions and expectations underlying the operating plan, including with respect to the narrowed strategic focus of Angie's List, headcount assumptions and the potential impact of the revised plan on various business units. After discussion, the Angie's List board of directors approved the revised plan (which replaced Angie's List's prior preliminary budget and forecast), including cost-cutting initiatives in certain areas to shift spending more heavily towards marketing and more narrowly focus on Angie's List's core business.

        Pursuant to the direction of the Angie's List board of directors, the Committee met on March 9, 2017 with Angie's List management and representatives of Sidley Austin and the Financial Advisors in attendance to discuss potential responses to IAC. After discussion, the Committee directed the Financial Advisors to respond to IAC's proposal with a counterproposal for a combination of Angie's List with IAC's HomeAdvisor business that would result in Angie's List's stockholders receiving, upon consummation of the transaction, 22% of the combined company. The Committee also discussed potential next steps with the other interested parties, and directed the Financial Advisors to seek greater clarity from Company A as to the structure and terms of its proposal and to instruct Company A that it would need to increase the valuation of Angie's List reflected in its proposal. The Financial Advisors delivered those responses to IAC and Company A the following day, March 10, 2017, as instructed. IAC responded that it was not interested in pursuing a transaction on the terms indicated by Angie's List and requested to speak directly with representatives of the Angie's List board of directors.

        On March 16, 2017, Mr. Evans met with Mr. Levin to further discuss IAC's proposal of February 23, 2017 and Angie's List's counterproposal of March 10, 2017. At this meeting, Mr. Evans indicated that Angie's List was not interested in pursuing a transaction resulting in Angie's List securityholders holding 10% of the equity in the combined company. In response, Mr. Levin proposed to include the HomeAdvisor's European business and certain other assets in IAC's contribution to the combined company, and to calculate the relative ownership percentages without regard to the outstanding indebtedness of Angie's List. Mr. Levin indicated that, except for the foregoing modifications, IAC's prior proposal of February 23, 2017 was unchanged, including the proposal that Angie's List securityholders would receive 10% of the equity in the combined company.

        The Committee met three times, once on March 17, 2017 and twice on March 22, 2017, to discuss IAC's revised proposal conveyed on March 16, 2017. Angie's List management and representatives of Sidley Austin and the Financial Advisors were also in attendance at these meetings. After discussion of various potential responses to IAC, as well as the potential operational restructuring that Angie's List was considering, the Committee instructed the Financial Advisors to propose to IAC that, in addition to IAC's proposed modifications to its proposal conveyed on March 16, 2017, Angie's List securityholders receive 18% of the outstanding equity in the combined company. The Financial Advisors conveyed this response to IAC on March 23, 2017, as instructed.

        On March 24, 2017, IAC rejected Angie's List's latest proposal regarding ownership by Angie's List securityholders of 18% of the equity in the combined company and instead proposed to increase the consideration offered in IAC's March 16, 2017 proposal by including $1.00 in cash per share of Angie's List common stock.

        On March 28, 2017, the Angie's List board of directors held a meeting, which was also attended by Angie's List management, representatives of Sidley Austin and the Financial Advisors. Management provided an update on Angie's List's business and execution against the revised operating plan, including with respect to the timing of the previously discussed reduction in the Angie's List workforce. The Financial Advisors updated the Angie's List board of directors as to the financial terms and status of the various proposals received by Angie's List to date, noting that Company A had yet to provide a clearer explanation regarding the structure and other details of its proposal, and that Company B had not yet scheduled a meeting with Angie's List management. The Angie's List board of directors discussed and considered these matters, as well as various protections that Angie's List might negotiate for the benefit of Angie's List's stockholders in connection with a potential negotiated combination with the HomeAdvisor Business in which IAC would become the controlling stockholder of the combined company. The Angie's List board of directors discussed potential responses to IAC and authorized the Committee to formulate a response to IAC that would not include the $1.00 per share cash consideration recently proposed by IAC (which the Angie's List board of directors determined would deprive stockholders of additional potential upside in the combined company) and would instead seek an increased equity stake for Angie's List securityholders of between 12% and 15% in the combined company.

        Immediately following the Angie's List board of directors' meeting, the Committee met on March 28, 2017 with Angie's List management and representatives of Sidley Austin and the Financial Advisors in attendance, to discuss potential responses to IAC and how best to increase the interest of Company B in an acquisition of Angie's List and its engagement in the process. After discussion of various potential responses to IAC, as well as the possibility of Angie's List continuing as a standalone company and potential stockholder responses to Angie's List pursuit of these various alternatives, the Committee instructed the Financial Advisors to respond to IAC with a counterproposal for a stock-for-stock transaction in which Angie's List securityholders would receive 13% of the equity in the combined company. The Financial Advisors conveyed this response to a representative of J.P. Morgan Securities LLC, IAC's financial advisor ("JPMorgan"), on March 29, 2017, as instructed.

        On March 29, 2017, a representative of JPMorgan responded to Angie's List's counterproposal of March 29, 2017 with a revised proposal for an all-stock transaction in which Angie's List securityholders would receive 12% of the equity in the combined company, and also provided a term sheet to Angie's List specifying certain proposed governance terms for the combined company, including a multi-class structure for the combined company's common stock (with IAC holding the high-vote shares), and certain protections for minority stockholders. The term sheet also indicated that IAC's proposal was made on the basis that IAC would enter into a satisfactory voting agreement in support of the proposed transaction with certain significant stockholders of Angie's List holding, in the aggregate, approximately 40% of the outstanding shares of Angie's List's common stock, and also noted that IAC's proposal was contingent on satisfactory completion of due diligence. The term sheet also proposed a transaction structure whereby HomeAdvisor and Angie's List would be combined into a new publicly traded company through a contribution of HomeAdvisor to a newly formed company, and a merger of Angie's List into a subsidiary of such newly formed company.

        The Committee met on March 30, 2017 with Angie's List management and representatives of Sidley Austin and the Financial Advisors also in attendance. The Financial Advisors informed the Committee that Company A had verbally indicated earlier that day that it would provide a revised proposal for a combination of Company A and Angie's List in which Angie's List stockholders in the aggregate would receive, upon consummation of the transaction, approximately 40% of the combined company's outstanding common stock in addition to cash consideration of $100 million. The Committee also discussed IAC's counterproposal of March 30, 2017 and determined to inform IAC that the Committee was not willing to pursue the proposed combination with the HomeAdvisor Business if it would result in Angie's List stockholders receiving less than an aggregate of 13% of the equity in the combined company.

        On March 31, 2017, in accordance with the directives of the Committee, Mr. Evans discussed with Mr. Levin Angie's List's counterproposal and informed Mr. Levin of the Committee's position that Angie's List securityholders receive 13% of the equity in the combined company. During this discussion, Mr. Levin initially countered with a 12.5% equity stake for Angie's List stockholders, but ultimately agreed to pursue further negotiations regarding a combination in which Angie's List securityholders would receive 13% of the equity in the combined company, subject to agreement on satisfactory governance terms and IAC's entry into a satisfactory voting agreement with certain stockholders of Angie's List, as previously indicated. Mr. Levin also indicated a desire to enter into an exclusivity arrangement with Angie's List in order to proceed expeditiously in negotiating definitive transaction agreements, and representatives of JPMorgan provided a draft exclusivity letter to representatives of Allen & Company the following day.

        On April 2, 2017, Company B verbally indicated to the Financial Advisors that Company B had revised its proposal to acquire all of the outstanding shares of Angie's List common stock to an indicative range of $8.00 to $8.50 per share in cash. Prior to the following meetings on April 3, 2017, Company B informed the Financial Advisors that it would not submit a revised indication of interest but that Company B might be interested in further discussions with Angie's List if a strategic transaction were not agreed upon and consummated with another interested party.

        On April 3, 2017, the Committee met, with Angie's List management and representatives of Sidley Austin and the Financial Advisors also in attendance. The Financial Advisors updated the Committee as to Company B's revised proposal. The Committee also discussed IAC's request for exclusivity as well as IAC's request that Angie's List approach certain Angie's List stockholders to discuss the combination proposed by IAC, request their support and assess their willingness to enter into a proposed voting agreement. Following these discussions, the Committee temporarily adjourned its meeting to join an Angie's List board of directors meeting. During the course of the Angie's List board of directors meeting, which was also attended by Angie's List management and representatives of Sidley Austin and the Financial Advisors, the Angie's List board of directors discussed IAC's proposed governance term sheet provided on March 30, 2017 and IAC's request for exclusivity, as well as the desire of the Angie's List board to obtain further details regarding the proposed 13% equity interest of Angie's List securityholders in the combined company. The Angie's List board of directors determined to seek agreement on how the outstanding equity awards of Angie's List and outstanding equity awards held by employees of the HomeAdvisor Business, as well as equity awards expected to be granted prior to the completion of the proposed transaction, would impact the proposed relative ownership percentages in the combined company. The Angie's List board of directors also discussed the status of discussions with Company A, the significant business challenges faced by Company A and the lack of a clear proposal from Company A as to how a combination of Angie's List with Company A would improve the prospects of the combined business, as well as the implied value of Company A's proposal to Angie's List stockholders based on financial information provided by Company A. In light of the uncertainties regarding Company A's proposal, the Angie's List board of directors directed management, with the assistance of the Financial Advisors, to prioritize development of the proposals from Company B and IAC as the Angie's List board of directors believed they offered greater value and certainty to Angie's List stockholders. Regarding Company B, the Angie's List board of directors discussed the status of the discussions with Company B and noted that Company B had indicated that it still needed to conduct additional due diligence and further develop its business model. The Angie's List board of directors determined that the Committee should also engage in further negotiations with IAC regarding the terms of its proposed combination before determining whether to enter into the requested exclusivity arrangement with IAC.

        Following the Angie's List board of directors meeting, during a continuation of the Committee's prior meeting, the Committee further compared the relative merits and risks of the proposals submitted by IAC and Company B. The Committee discussed concerns regarding the likelihood that Company B would ultimately make a compelling, actionable offer and successfully complete a potential acquisition of Angie's List in light of Company B's failure to meet with Angie's List management as requested by Angie's List or conduct more detailed due diligence despite ample time to do so and the efforts to increase Company B's engagement and interest in a potential acquisition. The Committee instructed the Financial Advisors to continue pursuing a revised proposal from Company B that offered greater value to Angie's List stockholders and to engage in discussions with IAC and its advisors regarding the calculation of the ownership split, capitalization and governance of the proposed combined company, as discussed with the Angie's List board of directors. The Committee also instructed Sidley Austin to engage in discussions with Wachtell Lipton, legal counsel to IAC, regarding the terms of the transaction proposed by IAC.

        On April 3, 2017, Wachtell Lipton provided a draft merger agreement to Sidley Austin. This initial draft of the merger agreement contemplated several "deal protections," including, among others, a "force-the-vote" provision that would require the merger agreement to be submitted to a vote of

Angie's List stockholders even if the Angie's List board of directors were no longer recommending its adoption, a $20 million termination fee payable by Angie's List to IAC following the termination of the merger agreement in specified circumstances and a $10 million expense reimbursement payable by Angie's List to IAC if the merger agreement were to be terminated for failure to obtain the approval of the Angie's List stockholders. The draft merger agreement also reflected the transaction structure proposed in the term sheet, whereby HomeAdvisor and Angie's List would be combined into a new publicly traded company. Over the course of the next several weeks, Wachtell Lipton provided to Sidley Austin drafts of the proposed ancillary agreements to be entered into in connection with the proposed transaction, forms of the proposed certificate of incorporation and bylaws of the combined company to be in effect as of the closing of the proposed transaction, and a form of voting agreement that IAC sought to enter into with several of Angie's List's significant stockholders. On April 4, 2017, representatives of Sidley Austin and Wachtell Lipton held a conference call during which representatives of Sidley Austin indicated that, prior to engaging in negotiations regarding the terms of a definitive merger agreement, Angie's List sought to agree on the treatment of Angie's List and HomeAdvisor Business equity awards in the calculation of the proposed ownership split in the combined company.

        On April 6, 2017, Company A submitted a revised indication of interest for a combination of Company A and Angie's List in which Angie's List stockholders in the aggregate would receive, upon consummation of the transaction, approximately 42% of the combined company's outstanding common stock, as well as cash consideration of $100 million. Also on April 6, 2017, representatives of Sidley Austin contacted representatives of Wachtell Lipton and communicated the high-level issues that the Angie's List board of directors had with the voting agreement that IAC sought to enter into with certain stockholders of Angie's List and the other deal protections proposed by IAC, including with respect to the ability of Angie's List to engage with third parties that may be interested in making competing proposals following the execution of the merger agreement, the limited rights of Angie's List to terminate the merger agreement prior to a vote of Angie's List stockholders on its adoption, the circumstances under which Angie's List would be obligated to pay IAC a termination fee upon termination of the merger agreement, the amount of the termination fee and other deal protections contained in Wachtell Lipton's draft merger agreement. In response, representatives of Wachtell Lipton conveyed IAC's reasons for the proposed provisions and IAC's positions on the topics raised. The representatives of Sidley Austin and Wachtell Lipton also discussed the proposed transaction structure and agreed that the proposed structure was the most efficient from a tax and governance perspective.

        On April 7, 2017, the Committee met with Angie's List management and representatives of Sidley Austin and the Financial Advisors in attendance. Representatives of the Financial Advisors updated the Committee as to their discussions with IAC since the prior Committee meeting, and representatives of Sidley Austin updated the Committee as to discussions with Wachtell Lipton regarding exclusivity, certain proposed deal protections and the ongoing due diligence reviews of Angie's List and the HomeAdvisor Business. Representatives of the Financial Advisors also updated the Committee as to Company A's revised proposal submitted on April 6, 2017 and the transaction timeline proposed by Company A. The Committee requested that the Financial Advisors ask Company A to further increase the value offered by its proposal to Angie's List stockholders. The attendees also discussed Company B's statements to the Financial Advisors on April 3, 2017, and Company B's failure to formally submit a revised bid. The Committee instructed the Financial Advisors to pursue further discussions with Company B, offer to provide Company B with updated capitalization data of Angie's List, and request a "best and final" proposal from Company B. The Committee also determined that it was not prepared to agree to the requested exclusivity arrangement with IAC.

        Later in the day on April 7, 2017, at the direction of the Angie's List board of directors, representatives of the Financial Advisors spoke with a representative of Company A, who stated that Company A's proposal provided on the previous day was its best and final offer. Additionally, at the direction of the Angie's List board of directors, representatives of the Financial Advisors provided Angie's List's updated capitalization data to Company B.

        On April 9, 2017, as directed by IAC and Angie's List, representatives of JPMorgan and Allen & Company discussed IAC's and Angie's List's respective proposals for the treatment of the outstanding equity awards of Angie's List and the outstanding equity awards held by employees of the HomeAdvisor Business in the calculation of the number of Class B shares of the combined company to be held by IAC upon the completion of the proposed transaction (and the resultant ownership percentages of Angie's List securityholders, on the one hand, and IAC and HomeAdvisor Business equity award holders, on the other hand, in the combined company).

        On April 10, 2017, Company B submitted a preliminary, non-binding proposal to acquire all of the outstanding shares of Angie's List common stock for $7.50 per share in cash. Also on April 10 and April 11, 2017, representatives of Angie's List (including a Committee member, Mr. Evans) and IAC met in Indianapolis to conduct due diligence on Angie's List and the HomeAdvisor Business and discussed potential synergies that might be achieved by the combined company. Representatives of the Financial Advisors and JPMorgan also attended these meetings.

        On April 11, 2017, Sidley Austin provided a revised draft merger agreement to Wachtell Lipton. Among other changes, this revised draft of the merger agreement rejected the force-the-vote provision of the April 3 draft and permitted Angie's List to terminate the merger agreement to accept a superior proposal upon payment of the termination fee, reduced the termination fee to $10 million and rejected the $10 million expense reimbursement obligations on Angie's List. Thereafter, until the agreement was finalized and executed on May 1, 2017, Wachtell Lipton and Sidley Austin negotiated the terms of the Merger Agreement, the forms of the Ancillary Agreements and the other transaction documents.

        On April 12, 2017, the Committee met with Angie's List management and representatives of Sidley Austin and the Financial Advisors. The Financial Advisors updated the Committee as to the status of the most recently received proposals from each of IAC, Company A and Company B, and the attendees discussed Company B's non-binding proposal to acquire all of the outstanding shares of Angie's List common stock for $7.50 per share in cash and Company A's statement that its proposal submitted on April 6, 2017 was its best and final offer. The Committee instructed the Financial Advisors to schedule a telephone call with Company B in order to further discuss Company B's proposal. The attendees discussed the status of the negotiations with IAC and IAC's ongoing due diligence review of Angie's List. In addition, a representative of Sidley Austin updated the Committee as to the status of ongoing negotiations regarding the proposed merger agreement, the forms of certificate of incorporation and bylaws of the combined company to be in effect at the closing of the proposed transaction and certain ancillary agreements that the combined company would enter into with IAC in connection with the proposed transaction.

        On April 15, 2017, representatives of Angie's List (including Mr. Evans), together with representatives of Allen & Company and Sidley Austin, held a conference call with representatives of IAC (including Mr. Levin), JPMorgan and Wachtell Lipton to discuss the most recent proposals of each of IAC and Angie's List regarding deal protections, the governance of the combined company and the protections sought by Angie's List for the minority stockholders of the combined company to determine whether there was a basis on which to continue negotiations. Following discussion, it was determined that Angie's List would formulate a revised proposal and deliver the proposal to IAC.

        On April 16, 2017, the Committee met with Angie's List management and representatives of Sidley Austin and the Financial Advisors. During this meeting, Sidley Austin provided the Committee with an update as to the status of negotiations with IAC regarding the terms of the proposed transaction, including with respect to deal protections and governance of the combined company, and the Committee gave guidance and instruction to Sidley Austin regarding such terms.

        Later that day, Sidley Austin delivered a revised proposal regarding deal protections, combined company governance and minority stockholder protections to Wachtell Lipton which, in key part, proposed that Angie's List be permitted to terminate the merger agreement to accept a superior proposal upon payment of a termination fee, provided for a prohibition on IAC completing certain "squeeze out" transactions during a specified post-closing period without the approval of an independent committee of the combined company's board of directors, and provided for representation on the combined company's board of directors by current Angie's List directors (or their chosen successors). Although open issues remained, IAC agreed that it would continue negotiating the terms of the draft merger agreement and related ancillary agreements on this basis.

        On April 17, 2017, Wachtell Lipton provided a revised draft of the merger agreement to Sidley Austin, which contemplated a $20 million termination fee, but accepted Angie's List's rejection of the expense reimbursement provision and of the force-the-vote provision. Moreover, this updated draft accepted Angie's List's proposal that Angie's List be permitted to terminate the merger agreement to accept a superior proposal after complying with specified procedures and upon payment of the termination fee.

        On April 18, 2017, a mutual due diligence session was held in New York City with representatives of IAC, the HomeAdvisor Business, JPMorgan, Angie's List (including a Committee member, Mr. Evans) and the Financial Advisors in attendance. At this meeting, the representatives and advisors of IAC conducted follow-up due diligence on Angie's List and Angie's List's representatives and advisors reviewed certain financial and operational information relating to the HomeAdvisor Business.

        On April 20, 2017, representatives of Angie's List management, Mr. Evans and Company B met in Chicago, Illinois to discuss Angie's List's business, operating results and financial model, as well as potential synergies, prospects for a combined company, and certain financial information regarding Company B's proposal.

        On April 20, 2017, as directed by IAC and Angie's List, representatives of JPMorgan and Allen & Company further discussed IAC's and Angie's List's respective positions regarding the treatment of certain unvested outstanding equity awards held by employees of the HomeAdvisor Business in the calculation of the number of Class B shares of the combined company to be held by IAC upon completion of the proposed transaction (and the resultant ownership percentages of Angie's List securityholders, on the one hand, and IAC and HomeAdvisor Business equity award holders, on the other hand, in the combined company), as IAC and Angie's List had not yet reached agreement on this point. At the request of IAC and Angie's List, representatives of JPMorgan and Allen & Company spoke again on April 22, 2017 to discuss the same topic, with a representative of Allen & Company stating, as instructed by Angie's List, that Angie's List had not accepted IAC's prior proposal. The representatives of JPMorgan and Allen & Company concluded that Mr. Levin and Mr. Evans should speak in an effort to reach agreement on this topic. Mr. Levin and Mr. Evans spoke on April 24, 2017 and agreed that 50% of the outstanding in-the-money unvested equity awards held by employees of the HomeAdvisor Business would reduce the number of Class B shares in the combined company to be held by IAC at the closing, with the remaining 50% diluting all stockholders of the combined company post-closing. Although the parties continued to frame their discussions on the basis of an equity split between IAC and the Angie's List stockholders of approximately 87% and 13%, respectively, when taking into account the treatment of equity awards, former Angie's List securityholders (including option and RSU holders) would own approximately 12.75% of the outstanding common stock of the combined company on a fully diluted basis upon consummation of the transaction. The Angie's List board of directors focused on, and similarly directed the Financial Advisors to assume, this 12.75% fully diluted equity ownership percentage, as it represented a more conservative view (as it reflected dilution from outstanding equity awards relating to the HomeAdvisor Business) of the relative equity ownership percentage for former Angie's List securityholders. The financial projections shared with

Company B on April 20, 2017 were also shared with IAC on April 21, 2017 and are the financial projections set forth in the section entitled "—Certain Financial Projections."

        On April 24, 2017, the Committee met with certain members of Angie's List management in attendance. A Committee member briefed the Committee on discussions held with a significant stockholder of Angie's List that had entered into a non-disclosure agreement and from which IAC had requested that the Company obtain a voting agreement in order to share with such stockholder the progress in evaluating strategic alternatives and the proposals from IAC, Company A and Company B, and to ascertain the stockholder's relative interest in each of the three proposals. The stockholder indicated a preference for the combination with IAC, but expressed that it wanted additional value and downside protection. The Committee also discussed Company B's revised proposal, submitted earlier that day, to acquire all of the outstanding shares of Angie's List common stock for $7.85 to $8.00 per share in cash (subsequently verbally confirmed by representatives of Company B to be $8.00 per share based on Angie's List's then current capitalization), and the guidance to be provided to the Financial Advisors and Sidley Austin on continuing discussions with Company B and outreach to Angie's List stockholders to assess their support of the proposed transaction with IAC.

        Also on April 24, 2017, the IAC board of directors held a meeting to discuss the proposed transaction with members of IAC management and representatives of Wachtell Lipton in attendance. IAC management updated the IAC board of directors on the proposed transaction, reviewed the course of negotiations with Angie's List over the previous weeks and described the key economic terms of the proposed transaction. Management and representatives of Wachtell Lipton also reviewed with the IAC board of directors the key terms of the proposed merger agreement and related ancillary agreements and discussed the remaining open items prior to entering into a definitive agreement, including whether IAC would ultimately be able to obtain voting agreements with certain significant stockholders of Angie's List, and discussed the expected timeline to reaching agreement with Angie's List on the definitive terms of the proposed transaction. After discussion, the IAC board of directors approved the entry by IAC, ANGI Homeservices and Merger Sub into definitive agreements with Angie's List on the terms described at the meeting and delegated to the Executive Committee of the IAC board of directors the authority to oversee and approve the negotiation and finalization of the remaining open terms of the proposed transaction.

        On April 25, 2017, with the consent of Angie's List and at the request of a certain significant stockholder of Angie's List, a representative of IAC met with the stockholder to discuss the proposed transaction and such stockholder's willingness to enter into a voting agreement in support of the transaction with IAC. The stockholder indicated to the IAC representative that the stockholder would not be willing to enter into a voting agreement with IAC if the economic terms of the transaction were not improved from those currently proposed by IAC and Angie's List.

        On April 28, 2017, the Committee met with representatives of Sidley Austin and the Financial Advisors. Representatives of Sidley Austin and the Financial Advisors briefed the Committee on the ongoing negotiations with IAC regarding the terms of the proposed transaction. The Financial Advisors also briefed the Committee on discussions held by Mr. Evans with three significant stockholders of Angie's List (that had entered into non-disclosure agreements and from which IAC had requested that Angie's List obtain voting agreements) regarding Angie's List's progress in evaluating strategic alternatives and the proposals from IAC, Company A and Company B. The stockholders indicated a preference for the combination with IAC, but expressed that they wanted additional value and downside protection for the stockholders of Angie's List. The stockholders also encouraged Angie's List to seek to obtain a higher proposal from Company B. The Committee also discussed Company B's proposal to acquire Angie's List with representatives of Sidley Austin and the Financial Advisors. The Committee instructed the Financial Advisors to contact Company B to again request its best and final offer. The Committee also instructed the Financial Advisors to inform IAC's advisors that the value offered to Angie's List stockholders in IAC's proposal of March 31, 2017 must be improved and to continue to seek agreement on the treatment of unvested equity awards of Angie's List in the calculation of the number of Class B shares of the combined company to be held by IAC upon the completion of the proposed transaction.

        Later that same day, in accordance with the Committee's directives, a representative of Allen & Company contacted a representative of JPMorgan and communicated the Committee's position that, in order to proceed with the proposed transaction, IAC must increase the consideration Angie's List securityholders would receive in the transaction. After discussion with IAC, the representative of JPMorgan responded to the representative of Allen & Company and stated that IAC was not willing to increase the consideration offered in the proposed transaction by any amount, but that, to alleviate certain concerns communicated by the Committee regarding downside protection for Angie's List stockholders, IAC would consider offering a portion of the transaction consideration in cash, at the election of Angie's List stockholders.

        On April 29, 2017, the Angie's List board of directors met with Angie's List management and representatives of Sidley Austin and the Financial Advisors in attendance. The Financial Advisors provided an update as to the current status of negotiations with the three parties that had submitted preliminary indications of interest and subsequent proposals and reviewed the financial terms of the then-current proposals, noting, among other things, that representatives of each of Company A and Company B had communicated to the Financial Advisors that their respective then-current proposals were their best and final offers to acquire Angie's List. The Angie's List board of directors discussed the proposal from Company A and determined that, compared to the value and the certainty of the proposal from IAC, Company A's proposal undervalued Angie's List, that it was not reasonably likely that Company A would improve its proposal and that, as a result, Angie's List should not further pursue negotiations regarding a potential transaction with Company A. The Angie's List board of directors also discussed the status of discussions with Company B, and in particular Company B's revised proposal to acquire all of the outstanding shares of Angie's List common stock for $8.00 per share in cash, which Company B had confirmed was its best and final offer. The Angie's List board of directors then concluded that IAC's stock-for-stock proposal offered Angie's list stockholders greater value potential than Company B's proposal. Representatives of Sidley Austin reviewed with the Angie's List board of directors the material terms of the proposed transaction documentation in respect IAC's proposed combination of Angie's List with the HomeAdvisor Business. The Financial Advisors also discussed with the Angie's List board of directors preliminary financial perspectives regarding a combination with the HomeAdvisor Business and members of the Committee, along with representatives of the Financial Advisors, updated the Angie's List board of directors regarding the outreach, as directed by the Committee, to certain of Angie's List's significant stockholders to gauge their support for the proposed transaction with IAC. The Angie's List board of directors discussed the status of these discussions and instructed the Financial Advisors to inform IAC's financial advisor that the Angie's List board of directors would require that three of the 13 percentage points of the equity in the combined company proposed to be allocated to Angie's List securityholders be offered as a cash election at a price of $8.50 per share of Angie's List common stock. Representatives of Sidley Austin also reviewed with the Angie's List board of directors certain fiduciary duties and legal matters relating to the Angie's List board of directors' consideration of the proposed Transactions and discussed certain material terms of the proposed Merger Agreement, the proposed Ancillary Agreements and the proposed amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices.

        Later that day, in accordance with the directives of the Angie's List board of directors, a representative of Allen & Company informed a representative of JPMorgan of the requirement of the Angie's List board of directors that, in order to proceed with the proposed transaction, the value attributable to three of the 13 percentage points of the equity in the combined company proposed to be allocated to Angie's List securityholders should be offered to Angie's List stockholders in the form of cash at a price of $8.50 per share of Angie's List common stock. The representative of Allen & Company also relayed the request from a significant stockholder of Angie's List that such stockholder receive representation on the board of directors of the combined company. Following discussion with IAC, including the members of the Executive Committee of the IAC board of directors, the representative of JPMorgan informed the representative of Allen & Company that IAC was willing to accept the requirement of the Angie's List board of directors to make cash consideration of $8.50 per share of Angie's List common stock available for election by Angie's List stockholders, subject to a cap on the aggregate cash consideration payable by IAC of $130 million, and that IAC was not willing to extend a board seat to the Angie's List stockholder. Mr. Levin concurrently called Mr. Evans to relay the same message.

        On April 30, 2017, in accordance with the directives of the Angie's List board of directors, representatives of Allen & Company contacted representatives of JPMorgan to report that, subject to the approval of the Angie's List board of directors, Angie's List was willing to agree to the $130 million cap on the aggregate cash consideration to be made available for election by Angie's List stockholders. Representatives of IAC, JPMorgan and Wachtell Lipton, on the one hand, and the representatives of Angie's List, the Financial Advisors and Sidley Austin, on the other hand, worked to resolve the remaining open issues. Representatives of Sidley Austin and Wachtell Lipton also continued to negotiate the terms of the proposed voting agreement with certain significant stockholders of Angie's List.

        On May 1, 2017, the Angie's List board of directors met to consider IAC's proposed combination of Angie's List with the HomeAdvisor Business, with Angie's List management and representatives of Sidley Austin and the Financial Advisors in attendance. The Angie's List board of directors was provided in advance of the meeting with proposed final versions of the Merger Agreement, the Ancillary Agreements, the proposed amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices that would be in effect upon completion of the transaction, and certain other materials related to the Transactions. At the meeting, representatives of the Financial Advisors and Sidley Austin updated the Angie's List board of directors on negotiations with IAC since the last Angie's List board of directors meeting and the Financial Advisors reviewed with the Angie's List board of directors the proposed final terms negotiated with IAC, subject to the Angie's List board of directors' approval, of the Transactions, noting among other things that, under the proposed terms, each outstanding share of Angie's List common stock would be converted into the right to receive, at the option of the holder thereof, either one Class A share of the combined company or $8.50 in cash, without interest (subject to a cap on the aggregate cash consideration payable by IAC of $130 million). Members of the Committee, along with representatives of the Financial Advisors, also updated the Angie's List board of directors as to the status of the proposed voting agreement to be entered into by certain significant stockholders of Angie's List, noting that one of those stockholders had expressed support for the proposed Transactions but, given pre-existing encumbrances on the stockholder's Angie's List stock, was unable to enter into a voting agreement with IAC and that the other stockholders indicated that they were not willing to execute voting agreements. Representatives of Sidley Austin had notified representatives of Wachtell Lipton of the status of the voting agreement immediately prior to the Angie's List board meeting and informed the Angie's List board of directors that IAC had indicated its willingness nevertheless to proceed with the Transactions in the absence of the proposed voting agreements.

        At the May 1, 2017 meeting, representatives of Sidley Austin again reviewed with the Angie's List board of directors certain legal matters and fiduciary duties relating to the Angie's List board of directors' consideration of the proposed Transactions and discussed certain material terms of the proposed Merger Agreement, the proposed Ancillary Agreements and the proposed amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices. Also at this meeting, the Financial Advisors reviewed with the Angie's List board of directors their financial analyses of the proposed Merger Consideration, and each Financial Advisor separately rendered an oral opinion, confirmed by delivery by of a written opinion dated May 1, 2017, to the Angie's List board of directors to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in the opinion, the Merger Consideration to be received pursuant to the Merger Agreement by holders of Angie's List common stock was fair, from a financial point of view, to such holders. Following discussion, the Angie's List board of directors, taking into account various factors and potential risks, including those described below in the sections entitled "—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors," unanimously determined that it is in the best interests of Angie's List's stockholders, and declared it advisable, to enter into the proposed Merger Agreement, approved the execution, delivery and performance of the proposed Merger Agreement and the consummation of the Transactions and resolved to recommend adoption of the proposed Merger Agreement by the stockholders of Angie's List and to submit the proposed Merger Agreement to the stockholders of Angie's List for adoption.

        After the meeting, the Merger Agreement was executed by Angie's List, IAC, ANGI Homeservices and Merger Sub and the execution of the Merger Agreement and the proposed Transactions were announced at approximately 5:30 p.m. Eastern time on May 1, 2017 in a press release jointly issued by Angie's List and IAC.

Joint Reasons of Angie's List and IAC for the Transactions

        IAC and Angie's List (which, for purposes of this section, are sometimes referred to as "we" and "our") believe that the combination of the HomeAdvisor Business and Angie's List pursuant to the Transactions will enhance stockholder value by, among other things, enabling the combined company, ANGI Homeservices, to capitalize on the market opportunity presented by the following dynamics of the home services market:

  •
  Large and growing addressable market:  The U.S. home services market is large and growing, with an estimated total value in excess of $400 billion in 2017, and an expected compound annual growth rate of approximately 6% over the next five years, according to Cowen and Company. Following the completion of the Transactions, we expect ANGI Homeservices to have a network of approximately 200,000 service professionals, with the ability to cover more than 500 categories of home services jobs in more than 400 discrete geographic markets in the United States. As the operator of the largest global home services marketplace, we believe ANGI Homeservices will be well positioned to capitalize on this growing market.

  •
  Fragmented two-sided marketplace:  The home services market is also highly fragmented on both the consumer and service professional sides of the marketplace. According to the U.S. Census Bureau's 2015 American Housing Survey, there are 74 million owner-occupied households in the United States and, on average, homeowners complete over six jobs per year, according to HomeAdvisor's internal brand tracking study. There are over 3 million service professionals serving this addressable market (according to Cowen and Company estimates), who we believe are using a wide array of solutions to connect to homeowners. We believe this substantial fragmentation means that both consumers and service professionals experience significant friction when trying to transact, which creates an opportunity for a technology-driven marketplace to provide a superior solution. We believe a solutions provider such as ANGI Homeservices can provide enduring value to service professionals and to homeowners by reducing friction, increasing total transaction volume, enabling more satisfying experiences and delivering improved returns (whether measured by time spent searching or dollars spent marketing) to marketplace participants.

  •
  Accelerating online migration:  The home services market is one of the largest remaining marketplaces where digital penetration remains low. We believe that a significant portion of service requests are fulfilled offline through word of mouth and referrals. We expect the migration to online marketplaces for finding and booking home services to accelerate in the future due to many factors, including: (i) the increased convenience and appeal of matching homeowners with service professionals through the application of technology, facilitated by the increased consumer adoption of internet-connected mobile devices, (ii) an increasing supply of digitally-savvy service professionals as more of them join online marketplaces as part of the continued shift toward more efficient and trackable marketing solutions and (iii) favorable demographic trends, including increasing homeownership by millennials, who we believe are generally more willing to use online services than older populations.

        We believe that the combined company will be better positioned than either Angie's List or the HomeAdvisor Business would be on a standalone basis to capitalize on these dynamics of the home services market due to the substantial strategic and financial benefits that we believe will result from the Transactions. We believe these benefits include:

  •
  Network effects of the combination:  We believe that combining Angie's List, which has the industry's leading brand (according to a brand measurement study conducted by the HomeAdvisor Business) and significant recurring organic traffic (with an estimated 13.0 million monthly unique visitors to its platform (on average, for the twelve months ended June 30, 2017, measured by daily unique visitors, according to web analytics company Omniture)), with the HomeAdvisor Business, which we believe has the nation's largest online network of service professionals (with approximately 164,000 paying professionals in its network as of June 30, 2017), will create a more comprehensive, liquid and efficient marketplace. Specifically, combining Angie's List's substantial intent-driven consumer traffic with HomeAdvisor's network of service professionals is expected to result in a greater number of service requests on ANGI Homeservices platforms, which will help absorb the current unused capacity in the HomeAdvisor network. The increased scale of the combined company is also expected to accelerate the powerful network effects via a positive feedback loop that HomeAdvisor currently enjoys, as a larger number of service requests will attract more quality service professionals to the ANGI Homeservices network, which in turn will attract more consumers and generate more service requests which will attract even more service professionals, and so on. The combined company will also have a more robust set of data to improve the matching of service requests to service professionals, which is expected to increase the quality of the platforms and thereby increase our ability to convert consumers and service professionals into long-term users of our platforms. In the HomeAdvisor Business's experience, such network effects lead to better service professional quality, increased service request frequency, improved customer and service professional retention and higher return on investment for participating service professionals.

  •
  Diversifying the monetization model:  We believe that ANGI Homeservices will have best-in-class monetization capabilities, spanning a variety of monetization methods, and offering choice to service professionals and consumers alike. Currently, Angie's List operates an advertising business in which service professionals pay a fixed fee for advertising on the Angie's List platform. HomeAdvisor operates a connection fee-based model, where the service professional pays customer connection fees for matches provided by HomeAdvisor, as well as a subscription fee. The combined company will apply HomeAdvisor's model to Angie's List traffic, and will offer Angie's List users the ability to be matched with service professionals (through HomeAdvisor's various services for homeowners, including matching services using HomeAdvisor's proprietary algorithm, Instant Booking and Instant Connect), with those service professionals paying connection fees. In addition to monetizing Angie's List traffic through connection fees, the combined company will continue to offer Angie's List's historical advertising products, which offer service professionals access and exposure to the substantial consumer traffic on the Angie's List platform for a fixed advertising price. To further drive revenue at the combined company, the ANGI Homeservices sales force will cross-market and cross-sell both transactional and ad-based offerings to their combined base of service professionals. We believe that offering service professionals the choice and flexibility to select the product that works best for them will attract more service professionals to the network, and strengthen its offerings to home service customers as a result.

  •
  Enhancing innovation:  We expect that, by combining the resources of the HomeAdvisor Business and Angie's List, ANGI Homeservices will be able to accelerate the product innovation that is fundamental to removing friction in order to drive home services customers and service professionals online. Key focus areas include: (i) providing service professionals better tools to track spending and revenues, (ii) increasing mobile app adoption (by consumers and service professionals), (iii) enhancing the combined company's on-demand instant booking and instant connect offering, (iv) rolling out same-day service and (v) continual improvement of the combined company's proprietary matching algorithms by increasingly applying artificial intelligence and machine learning against our large database of transactions and customer feedback. We believe that the increased reach, scale and resources of ANGI Homeservices will facilitate continued product innovation in the rapidly growing digital home services market, leading to the potential for long-term revenue and earnings growth, as well as improved consumer satisfaction.

  •
  Improving customer and service professional acquisition efficiency:  We believe the combined company will leverage shared best practices and data to deliver market-leading customer acquisition efficiency, including: (i) enabling more efficient nationwide online and offline advertising across our enlarged platforms due to larger (combined) advertising buys, (ii) benefitting from additional data to enable more powerful online advertisement targeting and (iii) leveraging a combined email list, which will increase the pool of potential consumers in the network. Moreover, we believe that the combined company will have a more effective nationwide sales force, with the ability to utilize the combined company's platforms to acquire service professionals more efficiently.

  •
  Achieving substantial synergies:  We believe that the Transactions will create significant synergies across the combined company in three major categories: (i) cost savings that result from the streamlining of duplicative resources or the refocusing of such otherwise duplicative resources toward growth initiatives; (ii) enhanced monetization of the Angie's List consumer traffic by application of the HomeAdvisor business model; and (iii) efficiencies and conversion improvements resulting from the increased scale of the combined company, including in the areas of sales, marketing and technology.

  •
  Blending compatible cultures and service philosophies:  ANGI Homeservices will have a highly experienced management team assembled from both companies, and a board of directors comprised of representatives of both IAC and the current board of directors of Angie's List. We believe that the industry expertise of management, coupled with the continuity in management oversight in the combined company's board, will provide a deep understanding of the best practices of both companies that will facilitate successful integration of the HomeAdvisor Business and Angie's List. Further, given the expected headcount growth at the HomeAdvisor Business, the Angie's List workforce may help reduce HomeAdvisor's outside hiring needs with the addition of qualified trained industry professionals.

Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors

        The Angie's List board of directors believes that the businesses of Angie's List and the HomeAdvisor Business are complementary and that a combination of Angie's List with the HomeAdvisor Business presents a compelling strategic opportunity to enhance value for Angie's List stockholders. In evaluating the Transactions, the Angie's List board of directors consulted with Angie's List's management and legal and financial advisors. In reaching its decision to approve the Merger Agreement and recommend the adoption of the Merger Agreement to Angie's List's stockholders, the Angie's List board of directors considered a number of factors, including those described above under "—Joint Reasons of Angie's List and IAC for the Transactions," as well as, among others, the following additional factors:

  •
  the Angie's List board of directors' and management's knowledge of Angie's List's business, operations, financial condition and prospects, and its and their understanding of the HomeAdvisor Business and its operations, financial condition and prospects, including information obtained through due diligence reviews;

  •
  the fact that Angie's List's business and operations complement those of the HomeAdvisor Business and, despite the similar nature of the businesses of Angie's List and the HomeAdvisor Business and that certain consumers and/or service providers using the platforms operated by Angie's List and the HomeAdvisor Business may overlap, the fact that the market opportunity for growth and the ability of the combined company to be better positioned to capitalize on the opportunities for growth than Angie's List would be able to accomplish alone is compelling;

  •
  the expected synergies to be realized by the combined company, ANGI Homeservices, and the expectation of the Angie's List board of directors that the future earnings and prospects of the combined company (and, relatedly, the value to Angie's List stockholders who receive the Share Consideration) would be superior to those of Angie's List on a standalone basis;

  •
  the Angie's List board of directors' view that, following an extensive solicitation process (as further discussed above under "—Background of the Transactions"), other strategic alternatives reasonably available to Angie's List would not result in value for Angie's List stockholders greater than the Merger Consideration;

  •
  the fact that holders of Angie's List common stock will have an opportunity to receive shares of Class A common stock of ANGI Homeservices pursuant to the Merger, the perceived likelihood that the future value of a Class A share of ANGI Homeservices will exceed the potential future value of a share of Angie's List common stock, the potential for Class A shares of ANGI Homeservices to increase in value following completion of the Merger, the ability that Angie's List stockholders that receive the Share Consideration and hold Class A shares will have to participate in any such potential increase in value, and the expected tax treatment of the receipt of Class A common stock of ANGI Homeservices in the Merger;

  •
  the fact that holders of Angie's List common stock may elect to receive the Share Consideration or the Cash Consideration in the Merger (or a combination thereof, by electing Cash Consideration with respect to some shares and Share Consideration with respect to other shares held by such stockholder), subject to the proration procedures regarding the aggregate Cash Consideration set forth in the Merger Agreement;

  •
  the value of the Merger Consideration in comparison to the current and historical market prices of Angie's List common stock, including the fact that the $8.50 per share in cash that will be paid to stockholders who properly elect to receive the Cash Consideration in the Merger (subject to the proration procedures set forth in the Merger Agreement) represents a premium of approximately 45% to the $5.89 per share closing price of Angie's List common stock on NASDAQ on May 1, 2017, the last trading day prior to the announcement of the execution of the Merger Agreement, and the percentage of ANGI Homeservices outstanding capital stock that Angie's List stockholders who receive the Share Consideration are expected to own following the Merger;

  •
  the financial presentation and separate opinions, each dated May 1, 2017, of Allen & Company and BofA Merrill Lynch to the Angie's List board of directors as to the fairness, from a financial point of view and as of such date, of the Merger Consideration to be received by holders of Angie's List common stock pursuant to the Merger Agreement, which opinions were based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described in the section entitled "—Opinions of Angie's List's Financial Advisors;"

  •
  the efforts made to negotiate a merger agreement that would be favorable to Angie's List and its stockholders and the terms and conditions of the fully negotiated Merger Agreement, including the size of the termination fee of $20 million payable to IAC in specified circumstances, and the parties' agreement on the circumstances under which such fee may become payable, as further discussed in the section entitled "The Merger Agreement—Effects of Termination of the Merger Agreement; Termination Fee and Expenses;"

  •
  the efforts made to negotiate the contribution agreement and the other ancillary agreements in forms that would be favorable to Angie's List and its stockholders, and the terms and conditions of the fully negotiated Ancillary Agreements;

  •
  the extent of IAC's commitment to obtain the required regulatory approvals for the Merger under the Merger Agreement;

  •
  the ability of Angie's List under the terms of the Merger Agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if Angie's List were to receive such proposals prior to the adoption of the Merger Agreement by the Angie's List stockholders, and the ability of Angie's List to terminate the Merger Agreement to accept a superior proposal under certain circumstances, each as further described in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals;"

  •
  the fact that two representatives from the Angie's List board of directors will serve as directors of ANGI Homeservices following the Closing pursuant to the Merger Agreement (the directors selected by Angie's List, who will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve, together with any replacements designated pursuant to the Investor Rights Agreement are referred to as the "ANGI-Designated Directors"), and the fact that there are certain protections for the benefit of the minority stockholders of ANGI Homeservices set forth in the amended and restated certificate of incorporation and bylaws of ANGI Homeservices that will be in effect upon the Closing, as well as certain provisions of the Investor Rights Agreement negotiated for the benefit of the minority stockholders of ANGI Homeservices, including that from the Effective Time until the date the 2020 annual meeting of stockholders of ANGI Homeservices is held, (i) certain procedures for selecting a replacement director in the event that one or both of the ANGI-Designated Directors become unable or unwilling or otherwise cease to serve on the ANGI Homeservices board of directors are in effect, (ii) IAC is prohibited from effecting a "squeeze-out" transaction pursuant to Section 253 of the DGCL unless approved by a committee of independent directors of the ANGI Homeservices board of directors, at least 50% of whom must be ANGI-Designated Directors so long as any ANGI-Designated Directors who qualify as independent are then serving on the ANGI Homeservices board, and (iii) certain transferees of 20% or more of IAC's equity interest in ANGI Homeservices are required to assume IAC's obligations under the Investor Rights Agreement, as further described in the sections entitled "Corporate Governance of ANGI Homeservices Following the Merger" and "Ancillary Agreements—Investor Rights Agreement."

        The Angie's List board of directors also weighed the factors described above against certain factors and potential risks associated with entering into the Merger Agreement, including, among others, the following:

  •
  the fact that Angie's List stockholders will receive ANGI Homeservices Class A common stock in the Merger, which will have one vote per share, while IAC will own all of the shares of ANGI Homeservices Class B common stock, which will have 10 votes per share, immediately following the Merger, and that IAC is expected to control a substantial majority of the voting and economic interests in ANGI Homeservices immediately following the Merger;

  •
  the fact that there is no trading history for ANGI Homeservices equity securities or any equity securities of any of the HomeAdvisor Entities, and that therefore there would be substantial uncertainty regarding the prices at which the Class A shares to be received by Angie's List stockholders who receive the Share Consideration in the Merger may trade following the Merger;

  •
  the possibility of significant costs and delays resulting from seeking regulatory approvals necessary to complete the Transactions, the possibility that the Transactions may not be completed if such approvals are not obtained or if any of the other conditions to the Closing are not satisfied, and the potential negative impacts on Angie's List, its business, and the price of Angie's List common stock if such approvals are not obtained or any such other conditions are not satisfied;

  •
  the fact that the integration of Angie's List and the HomeAdvisor Business may be complex and time-consuming and may require substantial resources and effort, and the risk that if ANGI Homeservices does not successfully integrate Angie's List with the HomeAdvisor Business, the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected;

  •
  the possibility that strategic and other benefits expected to be created by the combination of Angie's List and the HomeAdvisor Business following the completion of the Transactions, including expected synergies, may not be realized by ANGI Homeservices or will take longer to realize than expected;

  •
  the risks to and costs that could be borne by Angie's List if the Transactions are not completed, including the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the Transactions, and the potential effect of the pendency of the Transactions on Angie's List's business and relations with customers, partners and suppliers;

  •
  the risk that certain key employees and customers of Angie's List might not choose to remain with the combined company;

  •
  the restrictions set forth in the Merger Agreement on the conduct of Angie's List's business prior to completion of the Transactions, which require Angie's List to conduct its business only in the ordinary course, subject to specified limitations, which could delay or prevent Angie's List from undertaking business opportunities that may arise pending completion of the Transactions and could negatively impact Angie's List's relationships with its employees, customers, partners or suppliers;

  •
  the fact that the Merger Agreement prohibits Angie's List from soliciting proposals for alternative transactions prior to the termination of the Merger Agreement and includes certain restrictions on the ability of Angie's List to engage in discussions regarding unsolicited proposals for alternative transactions and on the ability of Angie's List to enter into an alternative transaction, including a termination fee of $20 million that would become payable to IAC if Angie's List were to terminate the Merger Agreement to accept a superior proposal, as further described in the sections entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals" and "—Effects of Termination of the Merger Agreement; Termination Fee and Expenses;"

  •
  the fact that if the Merger Agreement is terminated under certain circumstances, Angie's List will be required to pay a termination fee of $20 million either upon or following such termination, as further described in the section entitled "The Merger Agreement—Effects of Termination of the Merger Agreement; Termination Fee and Expenses;"

  •
  the costs to be incurred by Angie's List in connection with the Transactions; and

  •
  the various other applicable risks associated with Angie's List, the HomeAdvisor Business, IAC, ANGI Homeservices, and the Transactions, including the risks described in the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

        In considering the recommendation of the Angie's List board of directors with respect to the proposal to adopt the Merger Agreement, you should be aware that some of Angie's List's directors and executive officers may have interests in the Merger that are different from yours. The Angie's List board of directors was aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Transactions, and in recommending that the Merger Agreement be adopted by Angie's List stockholders. See the section entitled "—Interests of Angie's List's Directors and Executive Officers in the Transactions."

        The foregoing discussion of the information and factors considered by the Angie's List board of directors in reaching its conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Angie's List board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, and the complexity of these matters, the Angie's List board of directors did not find it practicable to, and did not attempt to, quantify, rank or assign any relative or specific weights to the various factors considered in reaching its determination and making its recommendation. In addition, individual directors may have given different weights to different factors. The Angie's List board of directors considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.

        The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on Angie's List's business, financial condition, or results of operations or the future financial performance of ANGI Homeservices. See the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

Opinions of Angie's List's Financial Advisors

Opinion of Allen & Company LLC

        Angie's List has engaged Allen & Company as a financial advisor in connection with the proposed Merger. In connection with this engagement, Angie's List requested that Allen & Company render an opinion to the Angie's List board of directors as to the fairness, from a financial point of view, to the holders of Angie's List common stock of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. On May 1, 2017, at a meeting of the Angie's List board of directors held to evaluate the Merger, Allen & Company rendered an oral opinion, which was confirmed by delivery of a written opinion dated May 1, 2017, to the Angie's List board of directors to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, the Merger Consideration to be received by holders of Angie's List common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Allen & Company's written opinion, dated May 1, 2017, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex E and is incorporated by reference herein in its entirety. The description of Allen & Company's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Allen & Company's opinion. Allen & Company's opinion was intended for the benefit and use of the Angie's List board of directors (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the Merger. Allen & Company's opinion did not constitute a recommendation as to the course of action that Angie's List (or the Angie's List board of directors) should pursue in connection with the Merger or related transactions or otherwise address the merits of the underlying decision by Angie's List to engage in the Merger or related transactions, including in comparison to other strategies or transactions that might be available to Angie's List or which Angie's List might engage in or consider. Allen & Company's opinion does not constitute advice or a recommendation to any stockholder as to any election made by such stockholder or how such stockholder should vote or act on any matter relating to the Merger, any related transactions or otherwise.

        Allen & Company's opinion reflected and gave effect to Allen & Company's general familiarity with Angie's List and IAC as well as information that Allen & Company received during the course of its assignment, including information provided by the managements of Angie's List, IAC and the HomeAdvisor Business in the course of discussions relating to the Merger and related transactions as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business, or conducted any analysis concerning the solvency or fair value of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business. Allen & Company assumed, with the consent of Angie's List, that (i) ANGI Homeservices would retain or acquire all assets, properties and rights necessary for its and its subsidiaries' operations, (ii) there were no material undisclosed liabilities of or relating to Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business and, with respect to liabilities that ANGI Homeservices and/or its subsidiaries would assume in connection with the Merger or related transactions, appropriate reserves, indemnification arrangements or other provisions were or would be made, and (iii) neither ANGI Homeservices nor any of its subsidiaries would directly or indirectly retain, assume or incur any liabilities that were contemplated to be excluded as a result of the Merger, related transactions or otherwise.

        In arriving at its opinion, Allen & Company, among other things:

(i)
reviewed the financial terms and conditions of the Merger as reflected in a draft, provided to Allen & Company on May 1, 2017, of the Merger Agreement;

(ii)
reviewed certain publicly available historical business and financial information relating to Angie's List and certain historical business and financial information relating to the HomeAdvisor Business, including public filings of Angie's List and historical market prices for Angie's List common stock;

(iii)
reviewed certain financial information relating to Angie's List provided to or discussed with Allen & Company by the management of Angie's List, including certain internal financial forecasts, estimates and other financial and operating data relating to Angie's List prepared by the management of Angie's List reflective of such management's views as to the likely future financial performance of Angie's List on a standalone basis (such forecasts, as prepared by such management and approved for Allen & Company's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "Angie's List forecasts");

(iv)
reviewed certain financial information relating to the HomeAdvisor Business provided to or discussed with Allen & Company by the managements of IAC, the HomeAdvisor Business and Angie's List, including certain internal financial forecasts, estimates and other financial and operating data relating to the HomeAdvisor Business prepared by the managements of IAC and the HomeAdvisor Business for the fiscal years ending December 31, 2017 and 2018 as adjusted by the management of Angie's List and extrapolations therefrom as prepared by the management of Angie's List for the fiscal years ending December 31, 2019 through December 31, 2020 based on guidance from the managements of IAC and the HomeAdvisor Business (such forecasts, as adjusted and extrapolated and approved for Allen & Company's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "HomeAdvisor Business forecasts");

(v)
held discussions with the managements of Angie's List, IAC and the HomeAdvisor Business relating to the past and current operations, financial condition and prospects of Angie's List and the HomeAdvisor Business as well as the operations, financial condition, prospects and capitalization of ANGI Homeservices;

(vi)
held discussions with the management of Angie's List as to the strategic rationale for, and certain potential cost savings and revenue enhancements (collectively, the "Synergies") expected by such management to result from, the Merger and related transactions;

(vii)
reviewed certain financial information relating to ANGI Homeservices provided to or discussed with Allen & Company by the managements of Angie's List, IAC and the HomeAdvisor Business, including certain internal financial forecasts, estimates and other financial and operating data relating to ANGI Homeservices prepared by the management of Angie's List based on the Angie's List forecasts and the HomeAdvisor Business forecasts and pro forma for the Merger and related transactions after taking into account the Synergies (such forecasts, as prepared by such management and approved for Allen & Company's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "ANGI Homeservices forecasts");

(viii)
reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that Allen & Company deemed generally relevant in evaluating Angie's List and the HomeAdvisor Business;

(ix)
reviewed and analyzed certain publicly available financial information relating to selected transactions that Allen & Company deemed generally relevant in evaluating the Merger; and

(x)
conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for purposes of its opinion.

        In rendering its opinion, Allen & Company relied upon and assumed, with Angie's List's consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to or discussed with Allen & Company by the managements and/or other representatives of Angie's List, IAC and the HomeAdvisor Business or otherwise reviewed by Allen & Company. Allen & Company assumed, at the direction of Angie's List, without independent verification, that the internal unaudited financial statements with respect to the HomeAdvisor Business provided to Allen &

Company were accurate and complete in all respects and fairly represented the items described therein and that, when delivered as contemplated by the Merger Agreement, the audited combined and consolidated financial statements and interim combined and consolidated unaudited financial statements relating to the HomeAdvisor Business would not reflect any information that would be meaningful in any respect to Allen & Company's analyses or opinion. With respect to the Angie's List forecasts (including, without limitation, as to net operating loss carryforwards of Angie's List), the HomeAdvisor Business forecasts (including, without limitation, adjustments and extrapolations prepared by the management of Angie's List), the ANGI Homeservices forecasts and the Synergies that Allen & Company was directed to utilize for purposes of its analyses, Allen & Company was advised by the management of Angie's List, and Allen & Company assumed, at the direction of Angie's List, that such financial forecasts, estimates and other financial and operating data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to, and were a reasonable basis upon which to evaluate, the future financial and operating performance of Angie's List, the HomeAdvisor Business and ANGI Homeservices, the Synergies and the other matters covered thereby. Allen & Company also assumed, with the consent of Angie's List, that the financial results, including, without limitation, as to the Synergies, reflected in the financial forecasts, estimates and other financial and operating data utilized in its analyses would be realized in the amounts and at the times projected. As the Angie's List board of directors was aware, the management of Angie's List provided potential buyers in connection with the sale process for Angie's List with certain perspectives regarding illustrative initiatives for Angie's List that Allen & Company was advised were not expected to be pursued by Angie's List or implemented in the manner then contemplated and such management also prepared alternative financial forecasts for the HomeAdvisor Business which Allen & Company was advised were not reflective of such management's views as to the likely future financial performance of the HomeAdvisor Business; accordingly, Allen & Company was directed not to take into account such initiatives or alternative financial forecasts for purposes of its analyses and opinion. Allen & Company expressed no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they were based.

        Allen & Company relied, at the direction of Angie's List, upon the assessments of the managements of Angie's List, IAC and the HomeAdvisor Business as to, among other things, (i) transactions related to the Merger, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Angie's List, the HomeAdvisor Business and ANGI Homeservices of certain market, cyclical, seasonal, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the internet and technology industry, including the digital marketplace services sector thereof, (iii) the technology and intellectual property (and related risks) of Angie's List, the HomeAdvisor Business and ANGI Homeservices, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, vendors and other commercial relationships of Angie's List, the HomeAdvisor Business and ANGI Homeservices, and (v) the ability of ANGI Homeservices to integrate the operations of Angie's List and the HomeAdvisor Business. Allen & Company assumed, with the consent of Angie's List, that there would be no developments with respect to any such matters that would have an adverse effect on Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger or any related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

        Further, Allen & Company's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company's opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting Allen & Company's opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. As the

Angie's List board of directors was aware, the credit, financial and stock markets, and the industries in which Angie's List and the HomeAdvisor Business operate, have experienced and continue to experience volatility and Allen & Company expressed no opinion or view as to any potential effects of such volatility on Angie's List, the HomeAdvisor Business or ANGI Homeservices (or their respective businesses), the Merger or related transactions (including the contemplated benefits thereof). In connection with Allen & Company's engagement and at the direction of the Angie's List board of directors following public announcement by Angie's List that it would explore its strategic alternatives, discussions were held on behalf of Angie's List with selected third parties regarding their potential interest in a possible acquisition of Angie's List.

        Allen & Company did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the Merger or related transactions or any related entities, or any class of such persons or any other party, relative to the Merger Consideration or otherwise. Allen & Company expressed no opinion as to the actual value of ANGI Homeservices common stock when issued in connection with the Merger and related transactions or the prices at which Angie's List common stock or ANGI Homeservices common stock (or any other securities) may trade or otherwise be transferable at any time.

        In addition, Allen & Company expressed no opinion or view as to, and Allen & Company relied, at the direction of Angie's List, upon the assessments of representatives of Angie's List, IAC and the HomeAdvisor Business regarding, legal, regulatory, accounting, tax and similar matters relating to Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger and related transactions, as to which Allen & Company understood such advice was obtained as deemed necessary from qualified professionals. Allen & Company assumed, with the consent of Angie's List, that the Merger and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the Merger and related transactions, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, would be imposed or occur that would have an adverse effect on Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. Allen & Company also assumed, with the consent of Angie's List, that the Merger, the Contribution, the IAC Share Issuance and certain other related transactions would qualify for the intended tax treatment contemplated by the Merger Agreement. Allen & Company further assumed, with the consent of Angie's List, that the final executed Merger Agreement would not differ from the draft reviewed by Allen & Company in any respect meaningful to its analyses or opinion.

        Allen & Company evaluated the portion of the Merger Consideration consisting of Share Consideration taking into account the relative values of Angie's List and the HomeAdvisor Business based on the relative estimated pro forma equity ownership percentages of approximately 12.75% and 87.25% that Allen & Company was advised holders of ANGI Homeservices common stock who formerly were Angie's List securityholders and holders of ANGI Homeservices common stock who formerly were equity holders in the HomeAdvisor Business, respectively, would hold of the outstanding shares of ANGI Homeservices common stock on a fully diluted basis upon consummation of the Merger and related transactions assuming, among other things, all outstanding shares of Angie's List common stock were converted in the Merger into Share Consideration. Allen & Company's opinion did not address related transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions or any terms, aspects or implications of the Contribution Agreement or any investor rights, services or tax sharing agreements, any intercompany note or any governance or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger, related transactions or otherwise. Allen & Company's opinion was limited to the fairness, from a financial point of view and as of its date, of the Merger Consideration to be received by holders of Angie's List common stock pursuant to the Merger Agreement, without regard to individual circumstances of, or allocation or relative fairness among, holders of Angie's List common stock, ANGI Homeservices Class A common stock or ANGI Homeservices Class B common stock or any other securities of Angie's List or ANGI Homeservices, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and Allen & Company expressed no opinion or view with respect to any consideration received in connection with the Merger or related transactions by the holders of any class of securities, creditors or other constituencies of any party. Except as described in this summary, Angie's List imposed no other instructions or limitations on the investigations made or procedures followed by Allen & Company in rendering its opinion.

Miscellaneous

        Angie's List selected Allen & Company as a financial advisor in connection with the Merger based on, among other things, Allen & Company's reputation, experience and familiarity with the industries in which Angie's List and IAC operate. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course, Allen & Company as a broker-dealer and market maker and certain of Allen & Company's affiliates and/or related entities have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company's clients, in the debt and equity securities (or related derivative securities) of Angie's List, IAC, ANGI Homeservices and/or their respective affiliates. The issuance of Allen & Company's opinion was approved by Allen & Company's fairness opinion committee.

        For Allen & Company's financial advisory services, Angie's List has agreed to pay Allen & Company an aggregate cash fee currently estimated to be approximately $10.4 million, of which a portion was payable upon delivery of Allen & Company's opinion and approximately $9.2 million is contingent upon consummation of the Merger. Angie's List also agreed to reimburse Allen & Company's reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        Although Allen & Company did not during the two-year period prior to the date of its opinion provide investment banking services unrelated to the Merger to Angie's List for which Allen & Company received compensation, Allen & Company may in the future provide such services to Angie's List and/or its affiliates, for which services Allen & Company would expect to receive compensation. As the Angie's List board of directors was aware, Allen & Company in the past has provided, and in the future may provide, investment banking services to IAC and/or its affiliates, for which services Allen & Company has received and/or may receive compensation, including, during the two-year period prior to the date of its opinion, having acted as a lead bookrunning manager in connection with an initial public offering of Match Group, Inc., a subsidiary of IAC, as well as assisting IAC in effecting certain share repurchases of IAC common stock, for which services Allen & Company received during such two-year period aggregate fees of approximately $5.2 million from IAC.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

        Angie's List also has engaged BofA Merrill Lynch as a financial advisor in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Angie's List selected BofA Merrill Lynch to act as a financial advisor in connection with the Merger on the basis of BofA Merrill Lynch's experience in similar transactions, its reputation in the investment community and its familiarity with Angie's List and its business.

        At the May 1, 2017 meeting of the Angie's List board of directors held to evaluate the Merger, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated May 1, 2017, to the Angie's List board of directors to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in the opinion, the Merger Consideration to be received by holders of Angie's List common stock was fair, from a financial point of view, to such holders.

        The full text of BofA Merrill Lynch's written opinion, dated May 1, 2017, delivered to the Angie's List board of directors, is attached as Annex F and is incorporated by reference herein in its entirety. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Angie's List board of directors for the benefit and use of the Angie's List board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Merrill Lynch's opinion did not address any related transactions or any other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger or related transactions in comparison to other strategies or transactions that might be available to Angie's List or in which Angie's List might engage or as to the underlying business decision of Angie's List to proceed with or effect the Merger or related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

        In connection with its opinion, BofA Merrill Lynch, among other things:

(i)
reviewed certain business and financial information relating to Angie's List and the HomeAdvisor Business;

(ii)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Angie's List furnished to or discussed with BofA Merrill Lynch by the management of Angie's List, including certain financial forecasts relating to Angie's List prepared by the management of Angie's List reflective of such management's views as to the likely future financial performance of Angie's List on a standalone basis (such forecasts, as prepared by such management and approved for BofA Merrill Lynch's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "Angie's List forecasts");

(iii)
reviewed certain internal financial and operating information with respect to the HomeAdvisor Business and its operations and prospects furnished to or discussed with BofA Merrill Lynch by the management of IAC, the HomeAdvisor Business and Angie's List, including certain financial forecasts relating to the HomeAdvisor Business prepared by the management of IAC and the HomeAdvisor Business for fiscal years 2017 and 2018 as adjusted by the management of Angie's List and extrapolations therefrom as prepared by the management of Angie's List for fiscal years

  2019 through 2020 based on guidance from the management of IAC and the HomeAdvisor Business (such forecasts, as adjusted and extrapolated and approved for BofA Merrill Lynch's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "HomeAdvisor Business forecasts");

(iv)
reviewed certain estimates provided by the management of Angie's List as to the amount and timing of potential cost savings and revenue enhancements (collectively, the "Synergies") anticipated by such management to result from the Merger and related transactions;

(v)
reviewed certain internal financial and operating information with respect to ANGI Homeservices furnished to or discussed with BofA Merrill Lynch by the management of Angie's List, IAC and the HomeAdvisor Business, including certain financial forecasts relating to ANGI Homeservices prepared by the management of Angie's List based on the Angie's List forecasts and the HomeAdvisor Business forecasts and pro forma for the Merger and related transactions after taking into account the Synergies (such forecasts, as prepared by such management and approved for BofA Merrill Lynch's use and reliance on behalf of the Angie's List board of directors by the transaction committee thereof, the "ANGI Homeservices forecasts");

(vi)
discussed the past and current business, operations, financial condition and prospects of Angie's List and the HomeAdvisor Business, as well as the business, operations, financial condition, prospects and capitalization of ANGI Homeservices, with members of the senior management of Angie's List, IAC and the HomeAdvisor Business;

(vii)
reviewed the trading history for Angie's List common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(viii)
compared certain financial and stock market information of Angie's List and certain financial information of the HomeAdvisor Business with similar information of other companies and businesses BofA Merrill Lynch deemed relevant;

(ix)
compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(x)
considered the fact that Angie's List publicly announced that it would explore its strategic alternatives and the results of the efforts on behalf of Angie's List to solicit, at the direction of the Angie's List board of directors, indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of Angie's List;

(xi)
reviewed a draft, provided to BofA Merrill Lynch on May 1, 2017, of the Merger Agreement (the "Draft Agreement"); and

(xii)
performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

        In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Angie's List, IAC and the HomeAdvisor Business that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. BofA Merrill Lynch assumed, at the direction of Angie's List, without independent verification, that the internal unaudited financial statements with respect to the HomeAdvisor Business provided to BofA Merrill Lynch were accurate and complete in all respects and fairly represented the items described therein and that, when delivered as contemplated by the Merger Agreement, the audited combined and consolidated financial statements and interim combined and consolidated unaudited financial statements relating to the HomeAdvisor Business would not reflect any information that would be meaningful in any respect to BofA Merrill Lynch's analyses or opinion. With respect to the Angie's List forecasts (including, without limitation, as to net operating loss carryforwards), the HomeAdvisor Business forecasts (including, without limitation, adjustments and extrapolations prepared by the management of Angie's List), the ANGI Homeservices forecasts and the Synergies, BofA Merrill Lynch was advised by Angie's List, and BofA Merrill Lynch assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Angie's List as to, and were a reasonable basis upon which to evaluate, the future financial performance of Angie's List, the HomeAdvisor Business and ANGI Homeservices, the Synergies and the other matters covered thereby. BofA Merrill Lynch relied, at the direction of Angie's List, on the assessments of the management of Angie's List as to ANGI Homeservices' ability to achieve the Synergies and BofA Merrill Lynch was advised by Angie's List, and BofA Merrill Lynch assumed, that such Synergies would be realized in the amounts and at the times projected. As the Angie's List board of directors was aware, the management of Angie's List provided potential buyers in connection with the sale process for Angie's List with certain perspectives regarding illustrative initiatives for Angie's List that BofA Merrill Lynch was advised were not expected to be pursued by Angie's List or implemented in the manner then contemplated and such management also prepared alternative financial forecasts for the HomeAdvisor Business which BofA Merrill Lynch was advised were not reflective of such management's views as to the likely future financial performance of the HomeAdvisor Business; accordingly, BofA Merrill Lynch was directed not to take into account such initiatives or alternative financial forecasts for purposes of its analyses and opinion. BofA Merrill Lynch expressed no opinion or view as to any financial forecasts, estimates or other financial or operating information or the assumptions on which they were based.

        At the direction of Angie's List, BofA Merrill Lynch relied upon the assessments of the management of Angie's List, IAC and the HomeAdvisor Business as to, among other things, (i) transactions related to the Merger, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Angie's List, the HomeAdvisor Business and ANGI Homeservices of certain market, cyclical, seasonal, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the internet and technology industry, including the digital marketplace services sector thereof, (iii) the technology and intellectual property (and related risks) of Angie's List, the HomeAdvisor Business and ANGI Homeservices, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, vendors and other commercial relationships of Angie's List, the HomeAdvisor Business and ANGI Homeservices, and (v) the ability of ANGI Homeservices to integrate the operations of Angie's List and the HomeAdvisor Business. BofA Merrill Lynch assumed, with the consent of Angie's List, that there would be no developments with respect to any such matters that would have an adverse effect on Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger or any related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch's analyses or opinion.

        BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business. BofA Merrill Lynch assumed, with the consent of Angie's List, that (i) ANGI Homeservices would retain or acquire all assets, properties and rights necessary for its and its subsidiaries' operations, (ii) there were no material undisclosed liabilities of or relating to Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business and, with respect to liabilities that ANGI Homeservices and/or its subsidiaries would assume in connection with the Merger or related transactions, appropriate reserves, indemnification arrangements or other provisions were or would be made, and (iii) neither ANGI Homeservices nor any of its subsidiaries would directly or indirectly retain, assume or incur any liabilities that were contemplated to be excluded as a result of the Merger, related transactions or otherwise. BofA Merrill Lynch did not evaluate the solvency or fair value of Angie's List, the HomeAdvisor Business, ANGI Homeservices or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Angie's List, that the Merger and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed or occur that would have an adverse effect on Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch's analyses or opinion. BofA Merrill Lynch also assumed, at the direction of Angie's List, that the Merger, the Contribution, the IAC Share Issuance and certain other related transactions would qualify for the intended tax treatment contemplated by the Merger Agreement. BofA Merrill Lynch further assumed, at the direction of Angie's List, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

        BofA Merrill Lynch evaluated the portion of the Merger Consideration consisting of Share Consideration taking into account the relative values of Angie's List and the HomeAdvisor Business based on the relative estimated pro forma equity ownership percentages of approximately 12.75% and 87.25% that BofA Merrill Lynch was advised holders of ANGI Homeservices common stock who formerly were Angie's List securityholders and holders of ANGI Homeservices common stock who formerly were equity holders in the HomeAdvisor Business, respectively, would hold of the outstanding shares of ANGI Homeservices common stock on a fully diluted basis upon consummation of the Merger and related transactions assuming, among other things, all outstanding shares of Angie's List common stock were converted in the Merger into Share Consideration. BofA Merrill Lynch expressed no opinion or view as to any related transactions or any terms or other aspects or implications of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions or any terms, aspects or implications of the Contribution Agreement or any investor rights, services or tax sharing agreements, any intercompany note or any governance or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger, related transactions or otherwise. BofA Merrill Lynch's opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Angie's List common stock, without regard to individual circumstances of, or allocation or relative fairness among, holders of Angie's List common stock, ANGI Homeservices Class A common stock or ANGI Homeservices Class B common stock or any other securities of Angie's List or ANGI Homeservices, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and BofA Merrill Lynch expressed no opinion or view with respect to any consideration received in connection with the Merger or related transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, BofA Merrill Lynch expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or related transactions or any related entities, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, BofA Merrill Lynch expressed no opinion or view as to the relative merits of the Merger or related transactions in comparison to other strategies or transactions that might be available to Angie's List or in which Angie's List might engage or as to the underlying business decision of Angie's List to proceed with or effect the Merger or related transactions. BofA Merrill Lynch did not express any opinion as to what the value of ANGI Homeservices common stock actually would be when issued or the prices at which ANGI Homeservices common stock, Angie's List common stock or any other securities would trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and related transactions. BofA Merrill Lynch also expressed no opinion or view with respect to, and BofA Merrill Lynch relied, at the direction of Angie's List, upon the assessments of representatives of Angie's List, IAC and the HomeAdvisor Business regarding, legal, regulatory, accounting, tax and similar matters relating to Angie's List, the HomeAdvisor Business, ANGI Homeservices, the Merger and related transactions, as to which BofA Merrill Lynch understood such advice was obtained as deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

        BofA Merrill Lynch's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. As the Angie's List board of directors was aware, the credit, financial and stock markets, and the industries in which Angie's List and the HomeAdvisor Business operate, have experienced and continue to experience volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on Angie's List, the HomeAdvisor Business or ANGI Homeservices (or their respective businesses), the Merger or related transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect BofA Merrill Lynch's opinion and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch's opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, Angie's List imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

Miscellaneous

        Angie's List has agreed to pay BofA Merrill Lynch for its services as financial advisor to Angie's List in connection with the Merger an aggregate fee currently estimated to be approximately $10.4 million, of which a portion was payable upon delivery of its opinion and approximately $9.2 million is contingent upon consummation of the Merger. In addition, Angie's List has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

        BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its business, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Angie's List, IAC, ANGI Homeservices and certain of their respective affiliates.

        BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Angie's List and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to Angie's List in connection with its review of strategic alternatives and related matters. From May 1, 2015 through April 30, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from Angie's List and certain of its affiliates of less than $1 million for investment and corporate banking services.

        In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to IAC and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunning manager and/or underwriter for certain debt and equity offerings of an affiliate of IAC, (ii) having acted as a dealer manager for a debt tender offer of IAC and debt exchange offer of IAC and an affiliate thereof, (iii) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit facilities and other credit arrangements of IAC and/or certain of its affiliates and portfolio companies, (iv) having provided or providing certain foreign exchange and other trading services to IAC and/or certain of its affiliates and portfolio companies, (v) having provided or providing certain managed investments services and products to IAC and/or certain of its affiliates and portfolio companies, and (vi) having provided or providing certain treasury management products and services to IAC and/or certain of its affiliates and portfolio companies. From May 1, 2015 through April 30, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from IAC and certain of its affiliates and portfolio companies of approximately $12 million for investment and corporate banking services. BofA Merrill Lynch and certain of its affiliates have been requested to participate as a joint lead arranger for, and as a lender under, and have indicated a commitment (subject to certain conditions) to provide a portion of the loan contemplated by, the Credit Agreement for ANGI Homeservices and also have been requested to participate in certain financings for IAC unrelated to the Transactions, for which BofA Merrill Lynch and/or such affiliates would receive fees currently estimated to be approximately $900,000 in the aggregate. In the event ANGI Homeservices does not enter into the Credit Agreement, such aggregate fee is currently estimated to be approximately $600,000.

        In connection with their respective opinions, Allen & Company and BofA Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by the Financial Advisors. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion and analyses are not readily susceptible to summary description. The Financial Advisors believe that the analyses and factors summarized below must be considered as a whole and in context. The Financial Advisors further believe that selecting portions of the analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying the Financial Advisors' analyses and opinions.

        In performing the financial analyses, the Financial Advisors considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Angie's List and IAC. The estimates of the future performance of Angie's List and the HomeAdvisor Business in or underlying the Financial Advisors' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of the Financial Advisors' analysis of the fairness, from a financial point of view, of the Merger Consideration and were provided to the Angie's List board of directors in connection with the delivery of the Financial Advisors'

respective opinions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of the Financial Advisors regarding the actual values of Angie's List or the HomeAdvisor Business.

        The Financial Advisors did not recommend that any specific consideration constituted the only appropriate consideration in the Merger or related transactions. The type and amount of consideration payable in the Merger and related transactions was determined through negotiations between Angie's List and IAC, rather than by any financial advisor, and was approved by the Angie's List board of directors. The decision to enter into the Merger Agreement was solely that of the Angie's List board of directors. The Financial Advisors' opinions and analyses were only one of many factors considered by the Angie's List board of directors in its evaluation of the proposed Merger and the Merger Consideration and should not be viewed as determinative of the views of the Angie's List board of directors or management with respect to the Merger or the consideration payable in the Merger or related transactions.

Financial Analyses

        The following is a summary of the material financial analyses provided by the Financial Advisors in connection with their respective opinions, each dated May 1, 2017, to the Angie's List board of directors. The summary set forth below is not a comprehensive description of all analyses undertaken by the Financial Advisors in connection with their respective opinions, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by the Financial Advisors, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by the Financial Advisors. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by the Financial Advisors. Future results may differ from those described and such differences may be material.

        For purposes of the financial analyses described below, the term "adjusted EBITDA" means earnings before interest, income taxes, depreciation, amortization, non-cash stock-based compensation expense, asset impairment charges and other one-time items, as applicable, and includes, in the case of the HomeAdvisor Business, shared services expenses. Implied per share equity value reference ranges of Angie's List reflected in the summaries of the financial analyses described below were rounded to the nearest $0.05 and implied aggregate equity value reference ranges of the HomeAdvisor Business reflected in the summaries of the financial analyses described below were rounded to the nearest $5 million.

        In calculating approximate implied exchange ratio reference ranges as reflected in the financial analyses described below, (i) the low end of each such approximate implied exchange ratio reference range was calculated by dividing (a) the quotient obtained by dividing the low end of the approximate implied aggregate equity value reference range derived for the HomeAdvisor Business (without reflecting rounding) by a relative value ratio reflecting relative estimated pro forma equity percentages of 87.25% and 12.75%, by (b) the high end of the approximate implied aggregate equity value reference range derived for Angie's List and (ii) the high end of each such approximate implied exchange ratio reference range was calculated by dividing (a) the quotient obtained by dividing the high end of the approximate implied aggregate equity value reference range derived for the HomeAdvisor

Business (without reflecting rounding) by a relative value ratio reflecting relative estimated pro forma equity percentages of 87.25% and 12.75%, by (b) the low end of the approximate implied aggregate equity value reference range derived for Angie's List. In calculating approximate implied pro forma equity ownership percentages as reflected in the financial analyses described below, (i) the low end of each such approximate implied ownership reference range was calculated by dividing the low end of the approximate implied aggregate equity value reference range derived for Angie's List by the sum of the high end of the approximate implied aggregate equity value reference range derived for the HomeAdvisor Business (without reflecting rounding) plus the low end of the approximate implied aggregate equity value reference range derived for Angie's List and (ii) the high end of each such approximate implied ownership reference range was calculated by dividing the high end of the approximate implied aggregate equity value reference range derived for Angie's List by the sum of the low end of the approximate implied aggregate equity value reference range derived for the HomeAdvisor Business (without reflecting rounding) plus the high end of the approximate implied aggregate equity value reference range derived for Angie's List. Approximate implied exchange ratio reference ranges and pro forma equity ownership reference ranges were calculated before taking into account Synergies and assuming that all stockholders of Angie's List elected to receive Share Consideration in the Merger.

Selected Publicly Traded Companies Analyses.    The Financial Advisors performed selected publicly traded companies analyses of Angie's List and the HomeAdvisor Business in which the Financial Advisors reviewed and compared financial and operating data of Angie's List, the HomeAdvisor Business and the selected publicly traded companies listed below.

        Angie's List.    In performing a selected publicly traded companies analysis of Angie's List, the Financial Advisors reviewed publicly available financial and stock market information of Angie's List and the following eight selected companies that the Financial Advisors considered relevant as publicly traded companies with operations in the internet and technology industry and calendar year 2016 through calendar year 2018 estimated revenue compound annual growth rates of less than 10%, referred to as the Angie's List primary selected companies. The Financial Advisors also reviewed publicly available financial and stock market information of the following nine selected companies that the Financial Advisors considered generally relevant as publicly traded companies with operations in the internet and technology industry and calendar year 2016 through calendar year 2018 estimated revenue compound annual growth rates of greater than 10%, referred to as the Angie's List other selected companies.

Angie's List Primary Selected Companies	Angie's List Other Selected Companies
• Care.com, Inc.	• Bankrate, Inc.
• Endurance International Group Holdings, Inc.	• Carbonite, Inc.
• Groupon, Inc.	• GoDaddy Inc.
• IAC/InterActiveCorp	• GrubHub Inc.
• j2 Global, Inc.	• Stamps.com Inc.
• Match Group, Inc.	• TripAdvisor, Inc.
• WebMD Health Corp.	• Wix.com Ltd.
• Web.com Group, Inc.	• Yelp, Inc.
• Zillow Group, Inc.

        The Financial Advisors reviewed, among other information, enterprise values, calculated as fully diluted equity values based on closing stock prices on April 28, 2017, plus total debt, preferred stock and non-controlling interests and less cash and cash equivalents and short- and long-term investments, as a multiple of calendar year 2017 and calendar year 2018 estimated adjusted EBITDA. Financial data of the Angie's List primary selected companies and the Angie's List other selected companies were based on public filings, publicly available Wall Street research analysts' estimates and other publicly available information (pro forma, as applicable, for certain recent acquisitions). Financial data of Angie's List were based on publicly available Wall Street research analysts' estimates and the Angie's List forecasts.

        The overall low to high calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples observed for the Angie's List primary selected companies were 7.8x to 18.5x (with a mean of 11.5x and a median of 10.0x) and 5.9x to 14.4x (with a mean of 9.8x and a median of 9.1x), respectively. The overall low to high calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples observed for the Angie's List other selected companies were 8.9x to 56.6x (with a mean of 21.9x and a median of 18.1x) and 7.9x to 33.4x (with a mean of 16.0x and a median of 14.7x), respectively.

        The Financial Advisors noted that the calendar year 2017 estimated adjusted EBITDA multiples observed for Angie's List were 13.2x (based on publicly available Wall Street research analysts' estimates) and 13.9x (based on the Angie's List forecasts), the calendar year 2018 estimated adjusted EBITDA multiples observed for Angie's List were 11.5x (based on publicly available Wall Street research analysts' estimates) and 8.5x (based on the Angie's List forecasts) and the calendar year 2016 through calendar year 2018 estimated revenue compound annual growth rates for Angie's List were (1.6%) (based on publicly available Wall Street research analysts' estimates) and (2.8%) (based on the Angie's List forecasts). The Financial Advisors then applied selected ranges of calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples derived from the Angie's List primary selected companies of 8.5x to 10.5x and 8.0x to 10.0x, respectively, to corresponding data of Angie's List utilizing the Angie's List forecasts. This analysis indicated implied aggregate equity value reference ranges for Angie's List of approximately $229 million to $287 million and $361 million to $457 million, respectively, resulting in approximate implied per share equity value reference ranges for Angie's List, based on calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples, of $3.50 to $4.40 and $5.50 to $6.95, respectively, as compared to the Cash Consideration of $8.50 per share.

        HomeAdvisor Business.    In performing a selected publicly traded companies analysis of the HomeAdvisor Business, the Financial Advisors reviewed publicly available financial and stock market information (as applicable) of the HomeAdvisor Business and the following nine selected companies that the Financial Advisors considered relevant as publicly traded companies with operations in the internet and technology industry and calendar year 2016 through calendar year 2018 estimated revenue compound annual growth rates of greater than 10%, referred to as the HomeAdvisor Business primary selected companies. The Financial Advisors also reviewed publicly available financial and stock market information of the following eight selected companies that the Financial Advisors considered generally relevant as publicly traded companies with operations in the internet and technology industry and calendar year 2016 through calendar year 2018 estimated revenue compound annual growth rates of less than 10%, referred to as the HomeAdvisor Business other selected companies.

HomeAdvisor Business Primary Selected Companies	HomeAdvisor Business Other Selected Companies
• Bankrate, Inc.	• Care.com, Inc.
• Carbonite, Inc.	• Endurance International Group Holdings, Inc.
• GoDaddy Inc.	• Groupon, Inc.
• GrubHub Inc.	• IAC/InterActiveCorp
• Stamps.com Inc.	• j2 Global, Inc.
• TripAdvisor, Inc.	• Match Group, Inc.
• Wix.com Ltd.	• WebMD Health Corp.
• Yelp, Inc.	• Web.com Group, Inc.
• Zillow Group, Inc.

        The Financial Advisors reviewed, among other information and to the extent meaningful, enterprise values, calculated as fully diluted equity values based on closing stock prices on April 28, 2017, plus total debt, preferred stock and non-controlling interests and less cash and cash equivalents and short-and long-term investments, as a multiple of calendar year 2017 and calendar year 2018 estimated adjusted EBITDA. Financial data of the HomeAdvisor Business primary selected companies and the HomeAdvisor Business other selected companies were based on public filings and other publicly available information (pro forma, as applicable, for certain recent acquisitions). Financial data of the HomeAdvisor Business were based on the HomeAdvisor Business forecasts.

        The overall low to high calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples observed for the HomeAdvisor Business primary selected companies were 8.9x to 56.6x (with a mean of 21.9x and a median of 18.1x) and 7.9x to 33.4x (with a mean of 16.0x and a median of 14.7x), respectively. The overall low to high calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples observed for the HomeAdvisor Business other selected companies were 7.8x to 18.5x (with a mean of 11.5x and a median of 10.0x) and 5.9x to 14.4x (with a mean of 9.8x and a median of 9.1x), respectively.

        The Financial Advisors then applied selected ranges of calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples derived from the HomeAdvisor Business primary selected companies of 15.0x to 20.0x and 12.0x to 18.0x, respectively, to corresponding data of the HomeAdvisor Business. This analysis indicated implied aggregate equity value reference ranges for the HomeAdvisor Business, based on calendar year 2017 and calendar year 2018 estimated adjusted EBITDA multiples, of approximately $1,420 to $1,900 and $2,360 to $3,555, respectively.

        Utilizing the approximate implied aggregate equity value reference ranges derived for Angie's List and the HomeAdvisor Business as described above, the Financial Advisors calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio in the Merger of one Class A share of ANGI Homeservices for each outstanding share of Angie's List common stock:

Approximate Implied Exchange Ratio Reference Ranges Based On:
Merger Exchange Ratio
CY 2017E Adjusted EBITDA	CY 2018E Adjusted EBITDA
0.722x - 1.215x	0.755x - 1.437x	1.000x

        The Financial Advisors also calculated, based on the approximate implied aggregate equity value reference ranges derived from these analyses, approximate implied pro forma equity ownership reference ranges for securityholders of Angie's List of 10.7% to 16.8% (based on calendar year 2017 estimated adjusted EBITDA) and 9.2% to 16.2% (based on calendar year 2018 estimated adjusted EBITDA), respectively, as compared to the estimated pro forma equity ownership of securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 12.75%.

        No company or business used in this analysis is identical or directly comparable to Angie's List or the HomeAdvisor Business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Angie's List and the HomeAdvisor Business were compared.

Selected Precedent Transactions Analysis.    The Financial Advisors reviewed, to the extent publicly available, financial information relating to the following 10 selected transactions that the Financial Advisors considered relevant as transactions involving target companies with operations in the internet and technology industry with next 12 months estimated revenue growth rates of less than 10%, referred to collectively as the selected transactions:

Announcement Date	Acquiror	Target
4/10/2017	• Harland Clarke Holdings Corp.	• RetailMeNot, Inc.
11/7/2016	• Bain Capital Private Equity/Bow Street LLC	• Blue Nile, Inc.
10/21/2016	• j2 Global, Inc.	• Everyday Health, Inc.
8/9/2016	• Randstad Holding nv	• Monster Worldwide, Inc.
7/25/2016	• Verizon Communications Inc.	• Yahoo! Inc.
2/11/2016	• Web.com Group, Inc.	• Yodle, Inc.
2/12/2015	• Expedia, Inc.	• Orbitz Worldwide, Inc.
1/23/2015	• Expedia, Inc.	• Sabre Corporation (Travelocity brand and operations)
8/11/2014	• Apax Partners	• Answers Corporation
8/26/2012	• IAC/InterActiveCorp	• The About Group

        The Financial Advisors reviewed, among other information, transaction values of the selected transactions, calculated as the enterprise values implied for the target companies based on the consideration paid for 100% of the equity value of the target companies, plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents and unconsolidated assets (as applicable), as a multiple, to the extent meaningful and publicly available, of the applicable target company's next 12 months estimated adjusted EBITDA as of the applicable announcement date. Financial data for the selected transactions were based on public filings, publicly available Wall Street research analysts' estimates and other publicly available information. Financial data of Angie's List were based on the Angie's List forecasts.

        The overall low to high next 12 months estimated adjusted EBITDA multiples observed for the selected transactions were 5.7x to 17.2x (with a mean of 9.7x and a median of 8.7x). The Financial Advisors then applied a selected range of next 12 months estimated adjusted EBITDA multiples derived from the selected transactions of 8.5x to 12.5x to the calendar year 2017 estimated adjusted EBITDA of Angie's List. This analysis indicated an implied aggregate equity value reference range for Angie's List of approximately $229 million to $346 million, resulting in an approximate implied per share equity value reference range for Angie's List of $3.50 to $5.30, as compared to the Cash Consideration of $8.50 per share.

        Utilizing the approximate implied aggregate equity value reference range derived for Angie's List as described above and the approximate implied aggregate equity value reference range derived for the HomeAdvisor Business under "—Selected Publicly Traded Companies Analyses—HomeAdvisor Business" based on the HomeAdvisor Business calendar year 2017 estimated adjusted EBITDA, the Financial Advisors calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio in the Merger of one Class A share of ANGI Homeservices for each outstanding share of Angie's List common stock:

Approximate Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.599x - 1.215x	1.000x

        The Financial Advisors also calculated, based on the approximate implied aggregate equity value reference ranges, an approximate implied pro forma equity ownership reference range for securityholders of Angie's List of 10.7% to 19.6%, as compared to the estimated pro forma equity ownership of securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 12.75%.

        No company, business or transaction used in this analysis is identical or directly comparable to Angie's List, the HomeAdvisor Business or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Angie's List, the HomeAdvisor Business and the Merger were compared.

Discounted Cash Flow Analyses.    The Financial Advisors performed separate discounted cash flow analyses of Angie's List and the HomeAdvisor Business.

Allen & Company

        Angie's List.    Allen & Company performed a discounted cash flow analysis of Angie's List by calculating the estimated present value (as of December 31, 2016) of the standalone unlevered, after-tax free cash flows that Angie's List was forecasted to generate, based on the Angie's List forecasts, during the fiscal year ending December 31, 2017 through the fiscal year ending December 31, 2020 (assuming normalized terminal year depreciation and working capital) and after taking into account the estimated present value (as of December 31, 2016) of net operating loss carryforwards of Angie's List. For purposes of this analysis, stock-based compensation was treated as a cash expense. Allen & Company calculated terminal values for Angie's List by applying to Angie's List's estimated adjusted EBITDA for the fiscal year ending December 31, 2020 a selected range of adjusted EBITDA multiples of 8.5x to 11.0x. The cash flows, terminal values and net operating loss carryforwards were then discounted to present value (as of December 31, 2016) using a selected range of discount rates of 11.5% to 12.3%. This analysis indicated an implied aggregate equity value reference range for Angie's List of approximately $482 million to $626 million, resulting in an approximate implied per share equity value reference range for Angie's List of $7.30 to $9.40, as compared to the Cash Consideration of $8.50 per share.

        HomeAdvisor Business.    Allen & Company performed a discounted cash flow analysis of the HomeAdvisor Business by calculating the estimated present value (as of December 31, 2016) of the standalone unlevered, after-tax free cash flows that the HomeAdvisor Business was forecasted to generate, based on the HomeAdvisor Business forecasts, during the fiscal year ending December 31, 2017 through the fiscal year ending December 31, 2020 (assuming normalized terminal year depreciation and working capital). For purposes of this analysis, stock-based compensation was treated as a cash expense. Allen & Company calculated terminal values for the HomeAdvisor Business by applying to the HomeAdvisor Business's estimated adjusted EBITDA for the fiscal year ending December 31, 2020 a selected range of adjusted EBITDA multiples of 10.0x to 14.0x. The cash flows and terminal values were then discounted to present value (as of December 31, 2016) using a selected range of discount rates of 11.3% to 12.3%. This analysis indicated an implied aggregate equity value reference range for the HomeAdvisor Business of approximately $3,060 million to $4,300 million.

        Utilizing the approximate implied aggregate equity value reference ranges derived for Angie's List and the HomeAdvisor Business as described above, Allen & Company calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio in the Merger of one Class A share of ANGI Homeservices for each outstanding share of Angie's List common stock:

Approximate Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.714x - 1.303x	1.000x

        Allen & Company also calculated, based on the approximate implied aggregate equity value reference ranges derived from this analysis, an approximate implied pro forma equity ownership reference range for securityholders of Angie's List of 10.1% to 17.0%, as compared to the estimated pro forma equity ownership of securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 12.75%.

BofA Merrill Lynch

        Angie's List.    BofA Merrill Lynch performed a discounted cash flow analysis of Angie's List by calculating the estimated present value (as of December 31, 2016) of the standalone unlevered, after-tax free cash flows that Angie's List was forecasted to generate, based on the Angie's List forecasts, during the fiscal year ending December 31, 2017 through the fiscal year ending December 31, 2020 (assuming normalized terminal year depreciation and working capital) and after taking into account the estimated present value (as of December 31, 2016) of net operating loss carryforwards of Angie's List. For purposes of this analysis, stock-based compensation was treated as a cash expense. BofA Merrill Lynch calculated terminal values for Angie's List by applying to Angie's List's estimated adjusted EBITDA for the fiscal year ending December 31, 2020 a selected range of adjusted EBITDA multiples of 8.5x to 11.0x. The cash flows, terminal values and net operating loss carryforwards were then discounted to present value (as of December 31, 2016) using a selected range of discount rates of 11.5% to 14.0%. This analysis indicated an implied aggregate equity value reference range for Angie's List of approximately $454 million to $626 million, resulting in an approximate implied per share equity value reference range for Angie's List of $6.90 to $9.40, as compared to the Cash Consideration of $8.50 per share.

        HomeAdvisor Business.    BofA Merrill Lynch performed a discounted cash flow analysis of the HomeAdvisor Business by calculating the estimated present value (as of December 31, 2016) of the standalone unlevered, after-tax free cash flows that the HomeAdvisor Business was forecasted to generate, based on the HomeAdvisor Business forecasts, during the fiscal year ending December 31, 2017 through the fiscal year ending December 31, 2020 (assuming normalized terminal year depreciation and working capital). For purposes of this analysis, stock-based compensation was treated as a cash expense. BofA Merrill Lynch calculated terminal values for the HomeAdvisor Business by applying to the HomeAdvisor Business's estimated adjusted EBITDA for the fiscal year ending December 31, 2020 a selected range of adjusted EBITDA multiples of 10.0x to 14.0x. The cash flows and terminal values were then discounted to present value (as of December 31, 2016) using a selected range of discount rates of 10.0% to 13.0%. This analysis indicated an implied aggregate equity value reference range for the HomeAdvisor Business of approximately $2,985 million to $4,495 million.

        Utilizing the approximate implied aggregate equity value reference ranges derived for Angie's List and the HomeAdvisor Business as described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio in the Merger of one Class A share of ANGI Homeservices for each outstanding share of Angie's List common stock:

Approximate Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.697x - 1.447x	1.000x

        BofA Merrill Lynch also calculated, based on the approximate implied aggregate equity value reference ranges derived from this analysis, an approximate implied pro forma equity ownership reference range for securityholders of Angie's List of 9.2% to 17.3%, as compared to the estimated pro forma equity ownership of securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 12.75%.

Illustrative Has/Gets Overview.    The Financial Advisors calculated the range of implied per share equity values of ANGI Homeservices allocable to holders of Angie's List common stock on a pro forma basis assuming a closing date of December 31, 2016 and utilizing the results of the standalone discounted cash flow analyses for Angie's List and the HomeAdvisor Business described above after taking into account potential Synergies (net of after-tax costs to achieve such Synergies) and the net impact of net operating loss carryforwards and assuming that all stockholders of Angie's List elected to receive in the Merger either (i) Share Consideration (implying an estimated pro forma equity ownership percentage for securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 12.75%) or (ii) Cash Consideration, subject to proration as contemplated by the Merger Agreement (implying an estimated pro forma equity ownership percentage for securityholders of Angie's List in ANGI Homeservices upon consummation of the Merger and the related transactions of approximately 9.70%). The Financial Advisors then compared these implied per share equity value reference ranges to the implied per share equity value reference ranges derived for Angie's List on a standalone basis utilizing the results of the standalone discounted cash flow analyses for Angie's List described above. Financial data were based on public filings, the Angie's List forecasts, the HomeAdvisor Business forecasts and other estimates and data of the management of Angie's List, excluding the impact of transaction costs. This overview indicated that the Merger could result in incremental value to holders of Angie's List common stock relative to the implied per share equity value of Angie's List common stock on a standalone basis. Actual results achieved by Angie's List, the HomeAdvisor Business and the pro forma combined company may vary from forecasted results and such variations may be material.

Certain Additional Information

        The Financial Advisors observed certain additional information that was not considered part of their financial analyses for their respective opinions but was noted for informational purposes, including the following:

  •
  historical trading prices of Angie's List common stock during the 52-week period ended April 28, 2017, which indicated low and high closing prices for Angie's List common stock during such period of approximately $5.29 and $10.67 per share, respectively; and

  •
  stock price targets for Angie's List common stock as reflected in selected publicly available Wall Street research analysts' reports, which indicated an overall low to high target stock price range of $4.75 to $9.00 per share, implying a range of approximately $4.20 to $8.00 per share on a discounted basis (discounted one year using Angie's List's cost of equity).

Certain Financial Projections

        In connection with the evaluation of a potential sale of Angie's List, Angie's List management prepared long-range financial projections for the fiscal years 2017 through 2020 for both Angie's List and the HomeAdvisor Business, which were provided to (i) the Angie's List board in connection with its evaluation of the Transactions and (ii) Angie's List's financial advisors for their use and reliance in connection with their financial analyses and respective opinions. The financial projections for Angie's List were also provided to IAC in connection with its evaluation of the Transactions. In the case of projections related to the HomeAdvisor Business, those projections, a summary of which is set forth in the table below, were, in part, based upon information regarding the HomeAdvisor Business for the fiscal years ending December 31, 2017 and 2018 provided to Angie's List by management of IAC and the HomeAdvisor Business. The financial projections do not, and were not intended to, act as public guidance regarding future financial performance of Angie's List, the HomeAdvisor Business or ANGI Homeservices.

        The information set forth below is a summary of the financial projections and is included in this proxy statement/prospectus solely to give Angie's List stockholders access to information regarding the financial projections considered by the Angie's List board of directors in connection with its evaluation of the Transactions and is not included to influence any stockholder of Angie's List to decide to vote in favor of the adoption of the Merger Agreement or for any other purpose.

        The financial projections reflect Angie's List management's subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the financial projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Angie's List, IAC, the HomeAdvisor Business and ANGI Homeservices. The assumptions and estimates used in the preparation of the financial projections involved judgments with respect to, among other things, growth rates, market size, required investments and future levels of operating expenses, all of which are difficult to predict and many of which are outside the control of Angie's List, IAC, the HomeAdvisor Business and ANGI Homeservices. Moreover, the financial projections were based on expectations regarding certain future business decisions that are subject to change. Accordingly, there can be no assurance that the financial projections, or the assumptions and estimates reflected therein, will be realized, and actual results may materially differ.

        The inclusion of the summary of the financial projections set forth below in this proxy statement/prospectus should not be regarded as an indication that any of Angie's List, IAC, the HomeAdvisor Business, ANGI Homeservices or any of their respective affiliates, advisors or other representatives considered or consider the financial projections to be necessarily predictive of actual future events, and the summary of the financial projections should not be relied upon as such. None of Angie's List, IAC, the HomeAdvisor Business, ANGI Homeservices or any of their respective affiliates, advisors or other representatives has made or makes any representation regarding the information contained in the financial projections, and except as may be required by applicable securities laws, none of Angie's List, IAC, the HomeAdvisor Business, ANGI Homeservices or any of their respective affiliates intends to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date such financial projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are not realized. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Transactions to be consummated. Angie's List stockholders are cautioned not to rely on the financial projections.

        A summary of the financial projections is set forth below. All amounts are expressed in millions of dollars.

  Angie's List

	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Total revenue	$282	$306	$362	$434
Adjusted EBITDA(1)	29	48	56	79

  HomeAdvisor Business

	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Total revenue	$720	$958	$1,241	$1,557
Adjusted EBITDA(1)	96	199	308	434

(1)
This financial measure excludes the impact of certain items and as such is not in accordance with GAAP. Adjusted EBITDA means earnings before interest, income taxes, depreciation, amortization, non-cash stock-based compensation expense, asset impairment charges and other one-time items, as applicable, and, in the case of the HomeAdvisor Business, includes shared services expenses.

        The summary of the financial projections set forth above should be read together with the historical financial statements of Angie's List, which have been filed with the SEC, and the historical financial statements of the HomeAdvisor Business, which are included elsewhere in this proxy statement/prospectus, as well as the other information regarding Angie's List and the HomeAdvisor Business contained elsewhere in this proxy statement/prospectus, including the information regarding Angie's List incorporated into this proxy statement/prospectus by reference. The financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Angie's List's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the financial projections summarized above, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections.

        Angie's List expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the financial projections given numerous risks and uncertainties, including but not limited to the important factors listed under the section entitled "Risk Factors" as well as those set forth in Angie's List's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See the section entitled "Where You Can Find More Information." All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

Considerations of the IAC Board of Directors Regarding the Transactions

        In determining to approve the Merger Agreement and the Transactions, the IAC board of directors consulted with IAC management as well as IAC's outside financial and legal advisors and considered the following factors and risks in addition to the specific reasons described above under "—Joint Reasons of Angie's List and IAC for the Transactions":

  •
  The series of events leading to the potential business combination transaction, as described above under "—Background of the Transactions."

  •
  Information concerning the respective businesses, financial results and prospects of Angie's List and the HomeAdvisor Business, including the results of IAC's due diligence investigation of Angie's List.

  •
  The expectation that immediately following the Closing, IAC will hold Class B shares of ANGI Homeservices that, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock, depending on the number of Angie's List stockholders that elect to receive Cash Consideration.

  •
  The treatment of vested and unvested equity awards in respect of the common stock of Angie's List and the common stock of HomeAdvisor (US) in determining the number of ANGI Homeservices Class B shares that IAC will hold upon the completion of the Transactions.

  •
  The fact that prior to the Angie's List special meeting, Angie's List may terminate the Merger Agreement in order to enter into a "Superior Proposal," but only if, among other requirements, it has complied with its obligations to negotiate with IAC to amend the Merger Agreement in order to permit the Transactions to proceed, as further described in the section entitled "The Merger Agreement—No Solicitation by Angie's List of Alternative Takeover Proposals."

  •
  The fact that Angie's List would be required in connection with the termination of the Merger Agreement in certain circumstances to pay to IAC a termination fee of $20 million, and the fact that in certain circumstances no termination fee or expense reimbursement would be payable to IAC if the Merger Agreement were to be terminated because the stockholders of Angie's List fail to adopt the Merger Agreement at the Angie's List special meeting.

  •
  The fact that the Merger Agreement provides for the board of directors of ANGI Homeservices at the time of the Closing to consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two ANGI-Designated Directors.

  •
  The management team of ANGI Homeservices expected to be in place following the completion of the Transactions, including the expectation that the chairman of the board of directors of ANGI Homeservices will be Joseph Levin, the current Chief Executive Officer of IAC, and that the Chief Executive Officer of ANGI Homeservices will be Chris Terrill, the current Chief Executive Officer of HomeAdvisor (US); and the willingness of Angie Hicks Bowman to continue in an executive capacity following the Closing.

  •
  The provisions in the Investor Rights Agreement negotiated by the Angie's List board of directors for the benefit of the public stockholders of ANGI Homeservices to be applicable during the period from the Effective Time until the date the 2020 annual meeting of stockholders of ANGI Homeservices is held, including:

  •
  the procedures for selecting a replacement director in the event that one or both of the ANGI-Designated Directors become unable or unwilling or otherwise cease to serve on the ANGI Homeservices board of directors,

    •
    the prohibition on IAC effecting a "squeeze-out" transaction pursuant to Section 253 of the DGCL unless approved by a committee of independent directors of the ANGI Homeservices board of directors, at least 50% of whom must be ANGI-Designated Directors so long as any ANGI-Designated Directors who qualify as independent are then serving on the ANGI Homeservices board, and

    •
    the requirement that certain transferees of 20% or more of IAC's equity interest in ANGI Homeservices assume IAC's obligations under the Investor Rights Agreement.

  •
  The provisions in the Investor Rights Agreement for the benefit of IAC, including, among others:

  •
  registration rights and preemptive rights to be granted to IAC,

  •
  the obligation of ANGI Homeservices to cooperate with IAC in the event IAC intends to dispose of all or a portion of its interest in ANGI Homeservices,

  •
  IAC's right to assign the Investor Rights Agreement and the other Ancillary Agreements to a subsidiary of IAC holding its interest in ANGI Homeservices in the event of a spin-off of such subsidiary to IAC's stockholders, and

  •
  ANGI Homeservices' agreement (unless IAC otherwise consents) to avail itself of the exemptions available to a "controlled company" under NASDAQ Rules so long as IAC's voting interest in ANGI Homeservices exceeds fifty percent.

  •
  The provisions of the amended and restated certificate of incorporation of ANGI Homeservices to be in effect as of the Closing, including the limitation of liability in connection with "corporate opportunities" and business initiatives of IAC and related matters and the availability of an authorized class of non-voting common stock, among others.

  •
  The restrictions contained in the Merger Agreement on the conduct of the HomeAdvisor Business pending the completion of the Transactions.

  •
  The terms and conditions of the Merger Agreement, and the provisions in the Ancillary Agreements that will govern the relationships between ANGI Homeservices and IAC after the Closing.

  •
  The risk of diverting HomeAdvisor's management focus, employee attention and resources from operational matters and other strategic initiatives while working to complete the proposed Transactions and successfully integrate Angie's List and the HomeAdvisor Business.

  •
  The risk that anticipated cost savings and revenue synergies or other expected benefits of the Transactions will not be achieved.

        The foregoing discussion of the information and factors considered by the IAC board of directors is not intended to be exhaustive, but includes the material factors considered by the IAC board.

Regulatory Approvals

        The Merger is conditioned on, among other things, the termination or expiration of the waiting period under the HSR Act. IAC and Angie's List have each agreed to use their respective reasonable best efforts to take or cause to be taken all actions, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, subject to specified limitations. For additional details, see the section entitled "The Merger Agreement—Efforts to Close the Merger."

        Pursuant to the HSR Act, IAC filed its Notification and Report Form with the FTC and the DOJ on May 11, 2017. Angie's List filed its Notification and Report Form with the FTC and DOJ on May 15, 2017. On June 14, 2017, to give additional time to the DOJ to review the transaction during its initial review period and thus expedite the DOJ's overall review of the transaction, IAC withdrew its Notification and Report Form and re-filed it on June 15, 2017. The applicable waiting period under the HSR Act was terminated early by the FTC effective as of July 13, 2017. As such, this closing condition under the Merger Agreement has been satisfied.

        At any time before or after the Closing, any of the DOJ, the FTC or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the consummation of the Merger, conditionally approving the Merger upon the divestiture of assets of Angie's List and/or IAC, subjecting the consummation of the Merger to regulatory conditions or seeking other remedies. The parties do not believe that the Merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed.

        Neither IAC nor Angie's List is aware of any material governmental approvals or actions that are required for completion of the Transactions other than as described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Listing of Class A Shares of ANGI Homeservices

        IAC and Angie's List have agreed to use their reasonable best efforts to cause the Class A shares of ANGI Homeservices to be issued in connection with the Merger, as well as the Class A shares to be reserved for issuance upon exercise or settlement of options and other of equity awards of ANGI Homeservices, to be approved for listing on NASDAQ, subject to official notice of issuance, before the Closing. The approval for listing of the Class A shares is a condition to the Closing (see the section entitled "The Merger Agreement—Conditions to the Closing of the Merger"). It is currently expected that following the completion of the Transactions, Class A shares of ANGI Homeservices will trade on NASDAQ under the symbol "ANGI," which is the current ticker symbol for Angie's List.

Delisting and Deregistration of Angie's List Common Stock

        If the Merger is completed, Angie's List common stock, which is currently listed on NASDAQ and traded under the ticker symbol "ANGI," will be delisted and cease to be quoted on NASDAQ upon the Closing and will be deregistered under the Exchange Act shortly thereafter.

Dividend Policy of ANGI Homeservices

        ANGI Homeservices has never declared or paid cash dividends on its capital stock, and ANGI Homeservices has not yet determined whether, when and in what amounts it may pay cash dividends on its Class A common stock, Class B common stock or Class C common stock (if any is outstanding) in the future. Future determinations relating to ANGI Homeservices' dividend policy will be made by its board of directors following the Merger and will depend on a number of factors, including:

  •
  its historic and projected financial condition, liquidity and results of operations;

  •
  its capital levels and needs;

  •
  tax considerations;

  •
  any acquisitions or potential acquisitions that ANGI Homeservices may consider;

  •
  statutory and regulatory prohibitions and other limitations;

  •
  the terms of any credit agreements or other borrowing arrangements that restrict its ability to pay cash dividends;

  •
  general economic conditions; and

  •
  other factors deemed relevant by the ANGI Homeservices board of directors.

        ANGI Homeservices is not obligated to pay dividends on its Class A common stock, its Class B common stock or its Class C common stock.

        As a Delaware corporation, ANGI Homeservices will be subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

Accounting Treatment of the Merger

        ANGI Homeservices will account for the acquisition of Angie's List pursuant to the Merger using the acquisition method of accounting in accordance with GAAP. ANGI Homeservices will measure the assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the Closing. Any excess of the purchase price over those fair values will be recorded as goodwill.

        Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present, which may occur more frequently than on an annual basis.

        The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma combined financial statements (see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information") is based on preliminary estimates using assumptions that the management of ANGI Homeservices believes are reasonable based on currently available information as of the date of this proxy statement/prospectus. The final purchase price and fair value assessment of assets and liabilities will be completed following the Closing based in part on a detailed analysis that has not yet been completed.

No Appraisal Rights

        Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

        Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required to receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Angie's List common stock is listed on NASDAQ, and because Angie's List stockholders are not required to accept in the Merger any consideration in exchange for their shares of Angie's List common stock other than Class A shares of ANGI Homeservices, which will be publicly listed on NASDAQ, and cash in lieu of fractional shares (if applicable), holders of Angie's List common stock will not be entitled to any appraisal rights in connection with the Transactions with respect to their shares of Angie's List common stock.

Interests of Angie's List's Directors and Executive Officers in the Transactions

        Angie's List stockholders should be aware that some of Angie's List's directors and officers have interests in the Merger and have arrangements that are different from, or in addition to, those of Angie's List stockholders generally. Angie's List's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that Angie's List stockholders vote in favor of the adoption of the Merger Agreement. See the sections entitled "The Transactions—Background of the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors."

Treatment of Angie's List Stock Options

        Each option to purchase shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the Effective Time, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the Effective Time. Each ANGI Homeservices option will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List option immediately prior to the Effective Time.

Treatment of Angie's List Restricted Stock Unit Awards

        Each award of restricted stock units that corresponds to shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares equal to the number of shares of Angie's List common stock subject to such restricted stock unit award immediately prior to the Effective Time (assuming satisfaction of any applicable performance goals at the target performance level with respect to Angie's List performance-based restricted stock unit awards granted in June 2016). Each ANGI Homeservices restricted stock unit award will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List restricted stock unit award immediately prior to the Effective Time, except that ANGI Homeservices restricted stock unit awards corresponding to performance-based Angie's List restricted stock unit awards granted in June 2016 will vest solely on the basis of service following the Effective Time.

Angie's List Employment Agreements and Offer Letters with Angie's List's Executive Officers

        Angie's List has entered into an employment agreement or offer letter with each of its executive officers, other than Ms. Hicks Bowman, which provides for payments and benefits in the event of a termination of the executive officer's employment by Angie's List without cause or by the executive officer with good reason (each of which is referred to in this section as a "qualifying termination"), in each case, during a specified period prior to or following a change in control. The Merger will constitute a change in control under these employment agreements and offer letters.

Scott A. Durchslag

        The employment agreement with Scott A. Durchslag, Angie's List's President and Chief Executive Officer, provides that, in the event of his qualifying termination within the six-month period prior to or 18-month period following the Effective Time, Mr. Durchslag will be eligible to receive the following:

(i) a cash payment equal to 3.0 times the sum of his then-current annual base salary and target bonus, payable in one lump sum on the 60th day following his termination date, less all applicable taxes and withholdings; and (ii) a lump sum payment equal to 18 months of the cost of COBRA payments, payable on the 60th day following his termination date (provided Mr. Durchslag is eligible for and timely elects to continue receiving group medical insurance pursuant to COBRA).

Thomas R. Fox

        The offer letter with Thomas R. Fox, Angie's List's Chief Financial Officer, provides that, in the event of his qualifying termination within the six-month period prior to or 12-month period following the Effective Time, Mr. Fox will be eligible to receive the following: (i) a cash payment equal to two years of his then-current annual base salary, payable in one lump sum on the 60th day following his termination date, less all applicable taxes and withholdings, and (ii) reimbursement of 18 months of COBRA premium payments that Angie's List then pays on behalf of similarly situated active employees (provided Mr. Fox is eligible for and timely elects to continue receiving group medical insurance pursuant to COBRA).

J. Mark Howell

        The offer letter with J. Mark Howell, Angie's List's Chief Operating Officer, provides that, in the event of his qualifying termination within the six-month period prior to or 12-month period following the Effective Time, Mr. Howell will be eligible to receive the following: (i) a cash payment equal to two years of his then-current annual base salary, payable in one lump sum on the 60th day following his termination date, less all applicable taxes and withholdings, and (ii) reimbursement of 18 months of COBRA premium payments that Angie's List then pays on behalf of similarly situated active employees (provided Mr. Howell is eligible for and timely elects to continue receiving group medical insurance pursuant to COBRA).

Shannon M. Shaw

        The offer letter with Shannon M. Shaw, Angie's List's Chief Legal Officer & Corporate Secretary, provides that, in the event of her qualifying termination within the three-month period prior to or the 18-month period following the Effective Time, Ms. Shaw will be eligible to receive the following: (i) a cash payment equal to two years of her then-current annual base salary, payable in one lump sum on the 60th day following her termination date, less all applicable taxes and withholdings, and (ii) a lump sum payment equal to 18 months of the cost of COBRA payments, payable on the 60th day following her termination date.

Darin E. Brown

        The offer letter with Darin E. Brown, Angie's List's Chief Technology Officer, provides that, in the event of his qualifying termination within the 18-month period following the Effective Time, Mr. Brown will be eligible to receive the following: (i) a cash payment equal to two years of his then-current annual base salary, payable in biweekly installments commencing on the 60th day following his termination date, less all applicable taxes and withholdings, and (ii) a stipend equal to the cost of the COBRA premium payments for 18 months, payable in biweekly installments commencing on the 60th day following his termination date (provided Mr. Brown is eligible for and timely elects to continue receiving group medical insurance pursuant to COBRA).

Charles Hundt

        The offer letter with Charles Hundt, Angie's List's Chief Accounting Officer, provides that, in the event of his qualifying termination within the three-month period prior to or the 18-month period following the Effective Time, Mr. Hundt will be eligible to receive the following: (i) a cash payment equal to two years of his then-current annual base salary, payable in one lump sum on the 60th day following his termination date, less all applicable taxes and withholdings, and (ii) a lump sum payment equal to 18 months of the cost of COBRA payments, payable on the 60th day following his termination date.

        The employment agreements or offer letters with each of Angie's List's executive officers provide that payments and benefits that are subject to the excise tax under Section 4999 of the Code will be cut back in certain circumstances such that no payments or benefits are subject to the excise tax. The employment agreement with Mr. Durchslag and the offer letter with Mr. Brown each provide for a 12-month post-termination noncompetition covenant. All of the severance payments and benefits described above are contingent on the executive officer's execution and non-revocation of a separation and release agreement provided by Angie's List.

        For an estimate of the severance payments and benefits that would be payable to each of Angie's List's named executive officers upon a qualifying termination following the Merger, see "—Golden Parachute Compensation" below. The estimated aggregate amount of severance benefits that would be payable to Angie's List's two executive officers who are not named executive officers if the Effective Time occurred on August 23, 2017 and they experienced a qualifying termination on that date is $1,274,555.

Equity Acceleration

        The terms of the agreements for stock options granted during 2013 and later to Angie's List's named executive officers (other than for Mr. Durchslag's at-hire grant in 2015, as described below) provide for accelerated vesting if the named executive officer's employment is terminated within the six-month period prior to, or 18-month period following, a change in control. The terms of the stock option award agreements for Angie's List's other executive officers provide for accelerated vesting if the executive officer's employment is terminated within the 12-month period following a change in control. The terms of the stock option award agreements for Angie's List's non-employee directors provide for accelerated vesting upon a change in control, whether or not the service of the non-employee director is terminated in connection with the change in control. The Merger will constitute a change in control for this purpose. No non-employee directors hold any unvested stock options.

        The terms of the restricted stock unit award agreements for executive officers (other than for Mr. Durchslag's at-hire grant in 2015, as described below) provide that, if within 12 months following a change in control, the employment of the executive officer is terminated without cause or he or she resigns for good reason, the vesting of the restricted stock unit award will be accelerated automatically and will become fully vested upon such termination of employment or service. With respect to restricted stock unit awards granted to non-employee directors, such awards will be accelerated automatically and become fully vested upon a change in control if they are either not substituted, assumed or otherwise continued in connection with the change in control or if a termination of service of the non-employee director occurs in connection with the change in control. The Merger will constitute a change in control for this purpose.

        The terms of the performance-based restricted stock unit award agreements for executive officers (other than for Mr. Durchslag's at-hire grant in 2015, as described below) provide that in the event of a change in control of Angie's List prior to the conclusion of the 33-month performance period applicable to those awards, the Adjusted EBITDA and Total Cumulative Revenue performance conditions will be deemed satisfied, with the Total Cumulative Revenue goal deemed satisfied at the target performance level, and each holder of such an award will remain subject to the service-based vesting conditions set forth under the award agreement. In the event an executive officer experiences a termination of service without cause or resigns for good reason, in each case, within 18 months following a change in control, and provided that within 60 days following the executive officer's termination date, the executive officer timely executes and does not revoke a separation agreement releasing Angie's List and its affiliates from all claims, a pro-rated portion of the performance-based restricted stock unit award will vest based on the number of full months during the performance period that the executive officer was employed by Angie's List. The Merger will constitute a change in control for this purpose.

        Mr. Durchslag's employment agreement provides that, in the event of a qualifying termination within the six-month period prior to or 18-month period following a change in control and subject to Mr. Durchslag's execution and non-revocation of a separation agreement releasing Angie's List and its affiliates from all claims, the at-hire equity awards granted to Mr. Durchslag pursuant to his employment agreement will vest, with applicable performance goals being deemed satisfied at the greater of actual performance through the date of his termination of employment and 100% of the target level of performance.

        For an estimate of the amounts that would be payable to each of Angie's List's named executive officers upon settlement of their unvested Angie's List equity awards upon a qualifying termination, see "—Golden Parachute Compensation" below. The estimated aggregate amount that would be payable to Angie's List's two executive officers who are not named executive officers in settlement of their unvested Angie's List equity awards if the Effective Time occurred on August 23, 2017 and they experienced a qualifying termination on that date is $3,377,305. Angie's List's eight non-employee directors only hold unvested annual restricted stock awards granted in 2017, and Angie's List estimates that the aggregate amount that would be payable to Angie's List's eight non-employee directors for their unvested Angie's List equity awards if the Effective Time occurred on August 23, 2017 is $1,580,467. The amounts in this paragraph are determined using a per share price of Angie's List common stock of $10.40, the average closing price per share of Angie's List common stock over the first five business days following the announcement of the execution of the Merger Agreement.

Grants to Strategic Advisory Committee Members

        The compensation committee of the Angie's List board of directors approved the grant of cash payments to certain Angie's List directors who serve on the Strategic Advisory Committee of the Angie's List board of directors in recognition of their additional efforts and contributions in the following amounts: (i) $35,000 to each of George D. Bell, David B. Mullen and H. Eric Semler, and (ii) $50,000 to Thomas R. Evans. These cash payments will be paid at or just prior to the Closing.

Golden Parachute Compensation

        In accordance with Item 402(t) of Regulation S-K, the tables below present the estimated amounts of compensation that each named executive officer of Angie's List could receive that are based on or otherwise relate to the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation that may become payable to Angie's List's named executive officers. This Merger-related compensation will be the subject of a non-binding advisory vote of Angie's List stockholders at the special meeting. See the section entitled "Proposal 2: Advisory Vote on Executive Compensation."

        The amounts set forth below have been calculated assuming completion of the Merger on August 23, 2017, the latest practicable date prior to the filing of this proxy statement/prospectus, and, where applicable, assuming each named executive officer experiences a qualifying termination as of August 23, 2017. In addition, the amounts below are determined using a price per share of Angie's List common stock of $10.40, the average closing price per share of Angie's List common stock over the first five business days following the announcement of the execution of the Merger Agreement. The amounts indicated below are estimates of amounts that would be payable to Angie's List's named executive officers, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available, and as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. In addition, consistent with SEC guidance, the amounts below do not take into account the effect of the new agreement between ANGI Homeservices and Ms. Hicks Bowman, which is described below in the section entitled "—ANGI Homeservices Employment Agreement with Ms. Hicks Bowman." All dollar amounts set forth below have been rounded to the nearest whole number.

	Golden Parachute Payment(1)
Name	Cash Severance ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Scott A. Durchslag	3,600,000	8,503,050	17,277	12,120,327
Thomas R. Fox	800,000	2,081,618	24,375	2,905,993
J. Mark Howell	880,000	2,416,948	25,844	3,322,792
Angela R. Hicks Bowman	—	2,275,962	—	2,275,962
Shannon M. Shaw	690,000	1,914,242	25,844	2,630,086

(1)
All amounts reflected in the table are attributable to "double-trigger" arrangements (i.e., the amounts are triggered by (a) the change in control that will occur upon completion of the Merger and (b) the officer's qualifying termination in connection with the change in control).

(2)
The amounts reflect cash severance benefits that would be payable under the employment agreements or offer letters, as applicable, entered into with Messrs. Durchslag, Fox, and Howell and Ms. Shaw, assuming Angie's List terminates the officer's employment without cause or the officer terminates his or her employment for good reason, in each case within six months prior to or 18 months following the change in control (for Mr. Durchslag) or within six months prior to or 12 months following the change in control (for Messrs. Fox and Howell) or within three months prior to or 18 months following the change in control (for Ms. Shaw). In the case of Mr. Durchslag, the amount listed includes the value of three times the sum of his then-current base salary and his annual target bonus, the total amount of which is $1,200,000. The severance benefits payable under the applicable employment agreements are described in more detail above in the section entitled "—Angie's List Employment Agreements and Offer Letters with Angie's List's Executive Officers."

(3)
The amounts reflect the aggregate value of time-based and performance-based stock options, restricted stock unit awards, and performance-based restricted stock unit awards held by each of the named executive officers that would be accelerated assuming a qualifying termination in connection with the change in control. The terms of equity acceleration under the applicable employment agreements and equity award agreements are described in more detail above in the section entitled "—Equity Acceleration." Set forth below are the values of each type of unvested equity-based award that would vest upon a qualifying termination based on a price per share of Angie's List common stock of $10.40, the average closing price per share of Angie's List common stock over the first five business days following the announcement of the execution of the Merger Agreement.

Name	Angie's List Options ($)	Angie's List Performance- Based Options ($)	Angie's List Restricted Stock Unit Awards ($)	Angie's List Performance- Based Restricted Stock Unit Awards ($)
Scott A. Durchslag	2,130,579	—	3,932,708	2,439,763
Thomas R. Fox	340,343	39,630	546,894	1,154,750
J. Mark Howell	456,393	51,284	754,520	1,154,750
Angela R. Hicks Bowman	437,004	51,284	632,923	1,154,750
Shannon M. Shaw	245,675	23,311	490,506	1,154,750

(4)
The amounts reflect the payment(s) of COBRA premiums for 18 months provided under the employment agreements or offer letters entered into with Messrs. Durchslag, Fox, and Howell and Ms. Shaw, assuming Angie's List terminates the officer's employment without cause or the officer terminates his or her employment for good reason, in each case within six months prior to or 18 months following the change in control (for Mr. Durchslag) or within six months prior to or 12 months following the change in control (for Messrs. Fox and Howell) or within three months prior to or 18 months following the change in control (for Ms. Shaw). The COBRA premiums under the applicable employment agreements or offer letters are described in more detail above in the section entitled "—Angie's List Employment Agreements and Offer Letters with Angie's List's Executive Officers."

Board Composition

        At the Effective Time, the board of directors of ANGI Homeservices will consist of six members designated by IAC, an additional two directors designated by IAC who will qualify as "independent" pursuant to the NASDAQ Rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors, who will be Thomas R. Evans and Angela R. Hicks Bowman, if they continue to be able and willing to serve. ANGI Homeservices has not entered into and does not plan to enter into an employment agreement with Mr. Evans, although he will be entitled to compensation for his service as a non-employee member of the board of directors, as described in the section entitled "ANGI Homeservices Director Compensation." ANGI Homeservices has entered into an employment agreement with Ms. Hicks Bowman, which is summarized below. For further information regarding the composition of the ANGI Homeservices board of directors from and after the Effective Time, see the section entitled "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger."

ANGI Homeservices Employment Agreement with Ms. Hicks Bowman

        On June 29, 2017, ANGI Homeservices and Ms. Hicks Bowman entered into an employment agreement, pursuant to which Ms. Hicks Bowman will serve as the Chief Customer Officer of ANGI Homeservices following the completion of the Transactions. The employment agreement has a scheduled term of one year from the date of completion of the Transactions and provides for automatic renewals for successive one-year terms absent written notice from ANGI Homeservices or Ms. Hicks Bowman 60 days prior to the expiration of the then-current term.

        The employment agreement provides that Ms. Hicks Bowman will be eligible to receive an annual base salary of $500,000, discretionary annual cash bonuses, equity awards and such other employee benefits as may be reasonably determined by the Compensation and Human Resources Committee of the ANGI Homeservices board of directors. Under the terms of the employment agreement, following the completion of the Transactions, Ms. Hicks Bowman will be granted an option to purchase 250,000 shares of Class A common stock of ANGI Homeservices that will vest 25% per year on the first four anniversaries of the grant date, subject to Ms. Hicks Bowman's continued employment with ANGI Homeservices, and will have an exercise price equal to the closing price of the Class A common stock of ANGI Homeservices on the grant date.

        Upon certain involuntary terminations of Ms. Hicks Bowman's employment and subject to her execution and non-revocation of a release and compliance with the restrictive covenants described in the next paragraph: (i) ANGI Homeservices will continue to pay Ms. Hicks Bowman her annual base salary for one year following such termination, (ii) any Angie's List equity awards that convert into equity awards of ANGI Homeservices will vest as of such date of termination, (iii) all vested and outstanding ANGI Homeservices stock options held by Ms. Hicks Bowman as of the date of such termination will remain outstanding and exercisable for 18 months from the date of such termination, and (iv) ANGI Homeservices will provide continued health benefits coverage for 12 months following the termination of Ms. Hicks Bowman's employment.

        Pursuant to her employment agreement, Ms. Hicks Bowman is bound by a covenant not to compete with the businesses of ANGI Homeservices during the term of her employment and for 12 months after certain involuntary terminations and covenants not to solicit IAC's employees or business partners during the term of her employment and for 18 months after such a termination. In addition, Ms. Hicks Bowman has agreed not to use or disclose any confidential information of IAC or its affiliates. The employment agreement also grants to ANGI Homeservices the right to use Ms. Hicks Bowman's likeness for the promotion of ANGI Homeservices.

        The employment agreement with Ms. Hicks Bowman will become effective subject to, and upon the consummation of, the Transactions.

Indemnification; Directors' and Officers' Insurance

        Angie's List is party to indemnification agreements with each of its directors and executive officers that require Angie's List, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the Merger Agreement, Angie's List's directors and executive officers will be entitled to certain ongoing indemnification from ANGI Homeservices and the surviving corporation in the Merger and coverage under directors' and officers' liability insurance policies. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Indemnification and Insurance for Angie's List's Directors, Officers and Employees."

Other

        Ms. Hicks Bowman and Mr. Evans are the only current Angie's List directors or officers that are expected to join either the board of directors or the executive management team of ANGI Homeservices.

Litigation Related to the Merger

        On July 18, 2017, a putative class action complaint, captioned Parshall v. Angie's List,  Inc., C.A. No. 1:17-cv-02418 (the "Parshall Action"), was filed in the U.S. District Court for the Southern District of Indiana in connection with the Merger. On July 20, 2017, a similar class action lawsuit was filed in the same court, captioned Pill v. Angie's List, Inc., C.A. No. 1:17-cv-02461 (the "Pill Action") (together, the two actions are referred to as the "Actions"). The complaints in both the Parshall Action and the Pill Action named as defendants ANGI Homeservices, Merger Sub, IAC, Angie's List and the members of the Angie's List board of directors.

        The complaints in the Actions allege that Angie's List, the members of the Angie's List board of directors, IAC, ANGI Homeservices and Merger Sub allegedly omitted and/or misrepresented certain information in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The alleged omissions and/or misrepresentations generally relate to (i) certain of Angie's List's and the HomeAdvisor Business's financial projections, (ii) certain data and inputs underlying the financial analyses, (iii) certain interests of Angie's List's directors and executive officers in the Transactions, and (iv) the background of the Transactions.

        The Actions collectively seek the following relief: (i) ordering that the Actions be maintained as a class action and certifying the plaintiffs as the class representative and the plaintiff's counsel as class counsel, (ii) preliminarily and permanently enjoining the defendants and all persons acting in concert with them from proceeding with, consummating or closing the Transactions, (iii) directing the Angie's List board of directors to disseminate a Form S-4 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) in the event the defendants consummate the Transactions, rescinding them and setting them aside or awarding rescissory damages to the plaintiffs and the class,

(v) declaring that the defendants violated Section 14(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, and/or Section 20(a) of the Exchange Act, (vi) directing the defendants to account to the plaintiffs and the class for damages sustained, (vii) awarding the plaintiffs the costs of the Actions, including reasonable allowance for plaintiffs' attorneys and experts' fees, and (viii) granting such other and further relief as the court may deem just and proper.

        The defendants consider the claims asserted to be without merit. Notwithstanding that belief, one of the conditions to the Closing is that no court or other governmental authority in a competent jurisdiction (which would include the U.S. District Court for the Southern District of Indiana) has issued an injunction or similar order prohibiting the consummation of the Merger or any of the other Transactions. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the consummation of the Merger, then such injunction may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

THE MERGER AGREEMENT

        The following section summarizes certain material provisions of the Merger Agreement. This summary is qualified in its entirety by the full text of the Merger Agreement, which is included as Annex B to this proxy statement/prospectus and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The following summary and the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Angie's List, IAC, ANGI Homeservices, their respective subsidiaries and affiliates, and the Transactions that is contained in (including the information incorporated by reference into) this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

        The Merger Agreement and this summary of its terms have been included in this proxy statement/prospectus to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement and this summary are not intended to provide any other information (financial or otherwise) about Angie's List, IAC, ANGI Homeservices, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of the Merger Agreement and as of specific dates, (ii) are solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing those matters as facts, and (iv) may be subject to standards of materiality applicable to the parties to the Merger Agreement that differ from those applicable to investors. You should not rely on these representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or conditions relating to Angie's List, IAC, ANGI Homeservices, Merger Sub, their respective subsidiaries or affiliates, or the HomeAdvisor Business. In addition, such representations and warranties will not survive the Closing. Moreover, information concerning the subject matter of these representations, warranties and covenants may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Angie's List, IAC, ANGI Homeservices or their respective subsidiaries and affiliates.

The Merger, the Share Consideration and the Cash Consideration

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and the Contribution Agreement, prior to the Closing, IAC will contribute its HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for Class B shares of ANGI Homeservices. For further details regarding the Contribution, see the section entitled "Ancillary Agreements—Contribution Agreement." At the Effective Time, Merger Sub will merge with and into Angie's List, the separate corporate existence of Merger Sub will cease, and Angie's List will continue as the surviving company in the Merger and a wholly owned subsidiary of ANGI Homeservices.

        At the Effective Time, each share of Angie's List common stock outstanding immediately prior to the Effective Time (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive, at the holder's election (i) in the case of a share of Angie's List common stock with respect to which an election to receive a Class A share of ANGI Homeservices has been properly made and not revoked or lost, one Class A share (the "Share Consideration" which, together with the Share Consideration, is referred to in this proxy statement/prospectus as the "Merger Consideration") or (ii) in the case of a share of Angie's List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, $8.50 in cash, without interest (the "Cash Consideration"), but subject to the proration provisions described below.

        There is no requirement for any Angie's List stockholder to receive Cash Consideration in the Merger. If no Angie's List stockholder elects to receive the Cash Consideration, 100% of the consideration paid in the Merger will be in the form of Class A shares of ANGI Homeservices (other than cash in lieu of fractional shares, if applicable).

        Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock.

        ANGI Homeservices will not issue any fractional Class A shares of ANGI Homeservices in the Merger. Instead, in lieu of any fractional Class A shares, the exchange agent (as described below under "—Exchange Agent; Exchange and Payment Procedures") will issue a cash payment (without interest) in an amount representing the applicable Angie's List stockholder's proportionate interest in the net proceeds from the sale by the exchange agent of the aggregated amount of all such fractional Class A shares that would otherwise have been issued.

        No right to fair value or appraisal or similar rights will be available to Angie's List stockholders with respect to the Merger or the other Transactions.

Treatment of Angie's List Equity Awards in the Merger

        Options.    Each option to purchase shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the Effective Time, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the Effective Time. Each ANGI Homeservices option will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List option immediately prior to the Effective Time.

        Restricted Stock Unit Awards.    Each award of restricted stock units that corresponds to shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares equal to the number of shares of Angie's List common stock subject to such restricted stock unit award immediately prior to the Effective Time (assuming satisfaction of any applicable performance goals at the target performance level with respect to Angie's List performance-based restricted stock unit awards granted in June 2016). Each ANGI Homeservices restricted stock unit award will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List restricted stock unit award immediately prior to the Effective Time, except that ANGI Homeservices restricted stock unit awards corresponding to performance-based Angie's List restricted stock unit awards granted in June 2016 will vest solely on the basis of service following the Effective Time.

Closing of the Merger; Closing Date and Effective Time

        Unless IAC and Angie's List otherwise agree, the closing of the Merger, which is referred to in this proxy statement/prospectus as the "Closing," will take place (i) on September 29, 2017, if all of the conditions to the Closing set forth in the Merger Agreement have been satisfied or (to the extent permitted by applicable law) waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing or (ii) if such conditions have not been satisfied or waived on September 29, 2017, on the third business day after all of the conditions to the Closing set forth in the Merger Agreement have been satisfied or (to the extent permitted by applicable law) waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing. For further details regarding these conditions, see the section entitled "—Conditions to the Closing of the Merger." The date on which the Closing actually occurs is referred to in this proxy statement/prospectus as the "Closing Date."

        Concurrently with the Closing, Angie's List and Merger Sub will cause a certificate of merger effecting the Merger to be filed with the Secretary of State of Delaware. The Merger will become effective at the time the certificate of merger is filed, unless the parties to the Merger Agreement agree to make the Merger effective at another, later date and/or time and specify such time in the certificate of merger. The time at which the Merger is deemed effective under Delaware law is referred to in this proxy statement/prospectus as the "Effective Time."

        IAC and Angie's List expect the Closing to occur in the late third quarter or early fourth quarter of 2017, subject to the adoption of the Merger Agreement by Angie's List stockholders and the satisfaction or waiver of the other conditions to the Merger. See the section entitled "—Conditions to the Closing of the Merger."

Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration

        Merger Consideration Elections.    Pursuant to the election procedures described below, each Angie's List stockholder will be able to specify whether such stockholder desires to receive, in exchange for each share of Angie's List common stock held by such stockholder as of immediately prior to the Effective Time, either (i) one Class A share of ANGI Homeservices or (ii) $8.50 in cash, without interest. The election form will permit Angie's List stockholders to choose (1) all Share Consideration, (2) all Cash Consideration or (3) Share Consideration for specified shares of Angie's List common stock held by such stockholder and Cash Consideration for other specified shares of Angie's List common stock held by such stockholder. The election form will also permit each Angie's List stockholder to specify the order in which the election should apply if the election is subject to proration of the Cash Consideration, as described below. Any share of Angie's List common stock for which the exchange agent does not receive an effective, properly completed election on or before the election deadline described below will receive Share Consideration in the Merger.

        There is no requirement for any Angie's List stockholder to receive Cash Consideration in the Merger. If no Angie's List stockholder elects to receive the Cash Consideration, 100% of the consideration paid in the Merger will be in the form of Class A shares of ANGI Homeservices (other than cash in lieu of fractional shares, if applicable).

        Consideration Election Forms and Procedures.    Angie's List will cause to be mailed or delivered an election form to each Angie's List stockholder as of the close of business on August 25, 2017, which is the record date for the Angie's List special meeting. Angie's List will mail the election forms at least 20 business days prior to the anticipated election deadline. The election forms are expected to be mailed on or around August 30, 2017. Angie's List will also make available election forms as may be reasonably requested by anyone who becomes an Angie's List stockholder after the record date for the

Angie's List special meeting and prior to the election deadline. The deadline for returning the election forms will be 5:00 p.m. Eastern time on September 28, 2017, the day prior to the date of the Angie's List special meeting, unless another date is agreed in advance by Angie's List and IAC (in which case Angie's List will reasonably promptly announce the rescheduled election deadline). An election will have been properly made only if the exchange agent has received, by the election deadline, an election form properly completed and signed and accompanied by (i) the Angie's List stock certificates, if any, to which such election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Angie's List, and (ii) in the case of book-entry shares of Angie's List common stock, any additional documents specified in the procedures set forth in the election form. The exchange agent will have reasonable discretion to determine if any election is not properly made, and none of Angie's List, IAC, ANGI Homeservices, Merger Sub or the exchange agent will have any duty to notify any Angie's List stockholder of any defective election form or election.

        Changes to Elections Previously Made.    Any Angie's List stockholder may, at any time prior to the election deadline, change or revoke such stockholder's election by written notice received by the exchange agent prior to the election deadline, accompanied by a properly completed and signed revised election form, or by withdrawal prior to the election deadline of such stockholder's Angie's List stock certificates or any documents in respect of book-entry shares of Angie's List previously deposited with the exchange agent. An election may not be revoked after the election deadline. A revocation of an election prior to the election deadline is required in connection with any transfer of shares of Angie's List common stock as to which an election has been properly made. As a result, following the election deadline until the Closing, Angie's List stockholders will not be able to transfer (including by sale) any shares of Angie's List common stock for which an election has been properly made. Any and all elections will be automatically deemed revoked upon receipt by the exchange agent of written notice from Angie's List or IAC that the Merger Agreement has been terminated in accordance with its terms.

        Aggregate Cash Consideration Cap and Proration Procedures.    Under the Merger Agreement, the aggregate Cash Consideration payable in the Merger is capped at $130 million.

        If the aggregate number of shares of Angie's List common stock in respect of which Cash Consideration is properly elected (as described above) is less than or equal to 15,294,118 shares (which is the quotient obtained by dividing the aggregate Cash Consideration cap of $130 million by $8.50, the per-share Cash Consideration amount), then (i) all shares of Angie's List common stock for which Cash Consideration was properly elected will be converted into the right to receive the Cash Consideration and (ii) all other shares of Angie's List common stock (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive the Share Consideration in the Merger, including any shares of Angie's List common stock for which no election is properly made.

        However, if the aggregate number of shares of Angie's List common stock in respect of which Cash Consideration is properly elected exceeds 15,294,118 shares, then (i) all shares of Angie's List common stock for which Share Consideration was properly elected will be converted into the right to receive the Share Consideration and (ii) the number of shares of Angie's List common stock of each stockholder of Angie's List who properly elected to receive Cash Consideration that will be converted into the right to receive the Cash Consideration will be equal to the product obtained by multiplying (1) the number of shares for which such Angie's List stockholder properly elected the Cash Consideration by (2) a fraction, the numerator of which is 15,294,118, and the denominator of which is the aggregate number of shares for which all Angie's List stockholders properly elected the Cash Consideration, rounded to the nearest whole share. All other shares of Angie's List common stock (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive the Share Consideration in the Merger, including any shares of Angie's List common stock for which no election is properly made. As an illustration of this possible outcome, if the exchange agent has received proper elections (not properly withdrawn) for the Cash Consideration in respect of 25,000,000 shares of Angie's List common stock as of the election deadline, then an Angie's List stockholder who properly elected to receive the Cash Consideration in respect of 10 shares of Angie's List common stock will receive the Cash Consideration in respect of six of those shares (or $51 in the aggregate), and the Share Consideration in respect of the other four shares for which Cash Consideration was elected. This illustrative proration is calculated as the product of (i) the quotient of 15,294,118 divided by 25,000,000 (the number of shares for which Cash Consideration was properly elected), which equals 0.612, multiplied by (ii) 10, the number of shares of Angie's List common stock in respect of which the hypothetical stockholder properly elected the Cash Consideration. This amount (6.12) is then rounded to the nearest whole number, which is 6, and the stockholder will receive $51 in exchange for six shares of Angie's List common stock (i.e., 6 multiplied by $8.50). Had the aggregate Cash Consideration cap not been exceeded (i.e., if the Cash Consideration was properly elected in respect of 15,294,118 or fewer shares of Angie's List common stock in the aggregate), then the hypothetical stockholder would have received $85 in cash, without interest, in respect of such stockholder's 10 shares, and no Share Consideration.

Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC

        Prior to the Effective Time, IAC will contribute its HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for Class B shares of ANGI Homeservices. For further details regarding the Contribution, see the section entitled "Ancillary Agreements—Contribution Agreement." The number of Class B shares to be issued to IAC in connection with the Contribution will be calculated by IAC on the business day prior to the anticipated Closing Date, based on the number of shares of Angie's List common stock, Angie's List equity awards and HomeAdvisor stock appreciation rights, in each case, outstanding as of 5:00 p.m. Eastern time on the second business day prior to the anticipated Closing Date.

        Pursuant to the Merger Agreement, the number of Class B shares of ANGI Homeservices to be issued to IAC in connection with the Contribution will equal the sum of (i) the quotient, rounded to the nearest whole number, of (1) (a) the HomeAdvisor Allocation of Combined Company Implied Value (as defined below) less (b) the sum of (x) the aggregate value of the spread between the exercise price and the implied HomeAdvisor share price of specified vested HomeAdvisor stock appreciation rights outstanding as of immediately prior to the anticipated Effective Time and (y) 50% of the aggregate value of the spread between the exercise price and the implied share price of specified unvested HomeAdvisor stock appreciation rights outstanding as of immediately prior to the anticipated Effective Time (each computed in accordance with the procedures set forth in the Merger Agreement) divided by (2) the Unaffected ANGI Price (as defined below), plus (ii) the aggregate number of shares of Angie's List common stock for which Cash Consideration has been properly elected (unless such number exceeds the maximum number of shares for which Cash Consideration may become payable under the Merger Agreement, in which case this last number will be capped at 15,294,118).

        Under the Merger Agreement, the "HomeAdvisor Allocation of Combined Company Implied Value" is defined as the product, rounded to the nearest whole cent, of (i) the sum of (1) the product of (a) the number of shares of Angie's List common stock that will be outstanding as of immediately prior to the anticipated Effective Time, excluding any shares of common stock scheduled to be issued in respect of Angie's List restricted stock unit awards between the measurement time and the anticipated Effective Time (and, for the avoidance of doubt, excluding any Angie's List shares held in treasury or held by a subsidiary of Angie's List), multiplied by (b) the average of the daily dollar-volume-weighted average price for Angie's List common stock on NASDAQ for each of the ten trading days immediately preceding the anticipated Closing Date, subject to certain adjustments set forth in the Merger Agreement if such average trading price is less than $8.50 (such average trading price, after any such required adjustment, the "Unaffected ANGI Price"), plus (2) the product of (a) the net value of the Angie's List equity awards outstanding as of immediately prior to the anticipated Effective Time (computed in accordance with the procedures set forth in the Merger Agreement) multiplied by (b) the quotient of the Unaffected ANGI Price divided by the average of the daily dollar-volume-weighted average price for Angie's List common stock on NASDAQ for each of the ten trading days immediately preceding the anticipated Closing Date (which may or may not be equal to one), multiplied by (ii) 6.6923 (which is 0.87 divided by 0.13).

        Immediately following the Closing, depending on the number of Angie's List stockholders that elect to receive Cash Consideration, former holders of Angie's List common stock and equity awards are expected to hold, in the aggregate, Class A shares representing between approximately 10% (assuming Angie's List stockholders elect to receive the maximum aggregate Cash Consideration) and 13% (assuming no Angie's List stockholders elect to receive Cash Consideration) of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, and IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock.

        Within two business days after the first anniversary of the Closing Date, ANGI Homeservices and IAC will calculate the number of Class A shares of ANGI Homeservices underlying the Angie's List equity awards assumed by ANGI Homeservices in the Merger that were forfeited during the period commencing at the Closing and ending on the first anniversary of the Closing Date. (i) If the actual number of such forfeited shares exceeds 2,300,000 (which is the number of forfeited shares assumed for purposes of the calculation to be made prior to the Closing), then a number of Class B shares held by IAC equal to the number of such excess will be cancelled, thereby reducing IAC's proportionate ownership of ANGI Homeservices relative to the holders of Class A shares, and (ii) if the actual number of such forfeited shares is less than 2,300,000, then a number of additional Class B shares will be issued to IAC equal to the number of such deficit, thereby increasing IAC's proportionate ownership of ANGI Homeservices relative to the holders of Class A shares.

Governance of ANGI Homeservices and Organizational Documents of ANGI Homeservices and Angie's List Following the Closing

        ANGI Homeservices.    At or prior to the Closing, IAC will cause the certificate of incorporation and bylaws of ANGI Homeservices to be amended and restated in their entirety to read as set forth in the exhibits to the Merger Agreement, and as so amended and restated, those will be the certificate of incorporation and bylaws of ANGI Homeservices until thereafter amended in accordance with their terms and applicable law. For details regarding certain terms of the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices that will be in effect at the Closing, see the sections entitled "Description of ANGI Homeservices Capital Stock" and "Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices."

        The Merger Agreement provides that the initial board of directors of ANGI Homeservices will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors. The directors selected by Angie's List will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve. The Merger Agreement further provides that the chairman of the board of directors of ANGI Homeservices will be Joseph Levin, the current Chief Executive Officer of IAC, and that the Chief Executive Officer of ANGI Homeservices will be Chris Terrill, the current Chief Executive Officer of HomeAdvisor (US). For additional information regarding the expected directors and officers of ANGI

Homeservices, see the section entitled "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger."

        The Merger Agreement also provides that at the Closing, IAC and ANGI Homeservices will enter into the Investor Rights Agreement, the terms of which are described in the section entitled "Ancillary Agreements—Investor Rights Agreement."

        Angie's List.    From and after the Effective Time, Angie's List will be a wholly owned subsidiary of ANGI Homeservices. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of Angie's List will be amended and restated in their entirety to read as set forth in the applicable exhibits to the Merger Agreement. The forms of the certificate of incorporation and bylaws of Angie's List that will become effective at the Effective Time are different from the certificate of incorporation and bylaws of Angie's List in effect as of the date of this proxy statement/prospectus, with many of the changes made to reflect that Angie's List will be a wholly owned subsidiary of ANGI Homeservices (and will no longer have public stockholders) from and after the Effective Time. However, the forms of certificate of incorporation and bylaws of Angie's List that will become effective at the Effective Time include provisions regarding exculpation of directors, indemnification of and advance of expenses to directors and officers, and the power of Angie's List to purchase and maintain related insurance that are substantially identical to those set forth in the certificate of incorporation and bylaws of Angie's List in effect as of the date of this proxy statement/prospectus. The forms of certificate of incorporation and bylaws of Angie's List that will become effective at the Effective Time are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are incorporated into this proxy statement/prospectus by reference.

Exchange Agent; Exchange and Payment Procedures

        Prior to the Closing, IAC will enter into an agreement with a bank or trust company to act as exchange agent on behalf ANGI Homeservices for payment of the Share Consideration and the Cash Consideration (if any) in the Merger. The identity and the terms of appointment of the exchange agent must be reasonably acceptable to Angie's List. The parties expect that Computershare Trust Company, N.A. and Computershare, Inc. will serve as the exchange agent.

        Prior to the Closing, IAC will deposit or cause ANGI Homeservices to deposit with the exchange agent (i) evidence of Class A shares of ANGI Homeservices in book-entry form (and/or stock certificates, at IAC's election) representing the number of Class A shares issuable in the Merger and (ii) cash in immediately available funds in an amount sufficient to deliver the aggregate Cash Consideration properly elected to be received by Angie's List stockholders pursuant to the election procedures set forth in the Merger Agreement.

        As soon as reasonably practicable after the Closing (and no later than the tenth business day after the Closing Date), ANGI Homeservices will cause the exchange agent to mail to each holder of record of Angie's List common stock whose shares were converted into the right to receive the Share Consideration and/or the Cash Consideration a letter of transmittal and instructions for use in effecting the surrender of Angie's List stock certificates or book-entry shares in exchange for the applicable Merger Consideration.

        Upon surrender of Angie's List stock certificates or book-entry shares to the exchange agent, along with a completed and signed letter of transmittal and any other documents as may customarily be required by the exchange agent, the holder of the surrendered shares will be entitled to receive the applicable Merger Consideration in exchange for such surrendered shares as promptly as practicable after the Closing (and no later than five business days after the Closing and the surrender of such shares, whichever is later). No interest will accrue or be paid on any cash payable upon surrender of any Angie's List shares. The amount of any Merger Consideration to be paid to any Angie's List stockholder may be reduced as required by any applicable tax laws.

        If any portion of the Merger Consideration deposited with the exchange agent is not claimed within 180 days of the Closing Date, then it will be delivered to ANGI Homeservices upon its demand. Thereafter, any Angie's List stockholder who has not complied with the exchange procedures of the Merger Agreement may thereafter look only to ANGI Homeservices or Angie's List (subject to applicable abandoned property, escheat or similar laws) as general creditor for payment of the applicable Merger Consideration. None of IAC, ANGI Homeservices, Angie's List, Merger Sub or the exchange agent will be liable to any person for any portion of the Merger Consideration or amounts deposited with the exchange agent that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Merger Consideration that remains undistributed to Angie's List stockholders as of the second anniversary of the Closing Date (or immediately prior to any earlier date on which the applicable Merger Consideration would otherwise escheat to or become the property of any governmental entity) will, to the extent permitted by applicable law, become the property of Angie's List as the surviving company in the Merger, free and clear of all claims or interest of any other person.

        The letter of transmittal will include instructions for obtaining payment of the Merger Consideration if an Angie's List stockholder has lost his, her or its stock certificate or if such certificate has been stolen, mutilated or destroyed. If an Angie's List stockholder has lost a stock certificate, or if such certificate has been stolen, mutilated or destroyed, then before such stockholder will be entitled to receive the applicable Merger Consideration, such stockholder will have to make an affidavit of the loss, theft, mutilation or destruction and may be required to post a bond in such amount as ANGI Homeservices or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made with respect to such lost, stolen, mutilated or destroyed certificate.

Representations and Warranties; Material Adverse Effect

        Pursuant to the Merger Agreement, Angie's List, on the one hand, and IAC, ANGI Homeservices and Merger Sub, on the other hand, have made certain representations and warranties to each other as of the date of the Merger Agreement. These representations and warranties will also be made, subject to certain materiality, "material adverse effect," knowledge and other qualifications, as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which are and will be made only as of such date). These representations and warranties relate to, among other things, the following:

  •
  legal organization, qualification, corporate power and good standing, organizational documents and ownership of subsidiaries;

  •
  capital structure;

  •
  corporate power and authority to enter into the Merger Agreement and to enter into or deliver the other agreements contemplated by the Merger Agreement and to consummate the Transactions;

  •
  the need for approval of, or notice to, governmental entities;

  •
  the absence of conflicts with, or violations of, organizational documents or applicable laws;

  •
  consents and approvals relating to the Merger and the other Transactions;

  •
  SEC reports and financial statements;

  •
  internal controls and procedures;

  •
  the absence of undisclosed liabilities;

  •
  compliance with applicable laws and permits;

  •
  compliance with environmental laws and regulations;

  •
  employee benefit matters;

  •
  labor and employment matters;

  •
  the absence of certain changes or events since January 1, 2017 through the date of the Merger Agreement;

  •
  investigations and litigation matters;

  •
  the accuracy of information supplied or to be supplied for use in this proxy statement/prospectus or the registration statement on Form S-4 of which it forms a part;

  •
  tax matters;

  •
  intellectual property matters;

  •
  insurance policies;

  •
  broker's fees payable in connection with the Merger; and

  •
  transactions with affiliates.

        IAC, ANGI Homeservices and Merger Sub have also made representations and warranties to Angie's List regarding (i) the sufficiency of the assets to be held by or licensed to ANGI Homeservices and its subsidiaries following the Contribution, (ii) the absence of ownership by any of them of Angie's List common stock, (iii) the lack of any vote required of the stockholders of IAC or ANGI Homeservices to approve the Transactions and (iv) the absence of guarantees of indebtedness by ANGI Homeservices of IAC or any of IAC's affiliates following the Effective Time.

        Angie's List has also made representations and warranties to IAC, ANGI Homeservices and Merger Sub regarding (i) material contracts of Angie's List and its subsidiaries, (ii) its owned and leased real property and other assets, (iii) receipt of an opinion from each of its financial advisors and (iv) the inapplicability or absence of state anti-takeover statutes, regulations or provisions under applicable law or under the Angie's List organizational documents.

        Certain of the representations and warranties set forth in the Merger Agreement are qualified as to "materiality" or "material adverse effect." None of the representations and warranties set forth in the Merger Agreement will survive the Closing, and the Merger Agreement does not contain any post-closing indemnification obligations with respect to breaches of any of the representations and warranties.

        For purposes of the Merger Agreement, a "material adverse effect" with respect to either Angie's List or the HomeAdvisor Business means any event, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (i) prevents, materially impedes or materially delays, or would prevent, materially impede or materially delay, the consummation of the Merger and the other Transactions, or (ii) has had a material adverse effect on the business, condition (financial or otherwise) or results of operations of Angie's List and its subsidiaries, taken as a whole (in the case of a material adverse effect on Angie's List), or the HomeAdvisor Business (in the case of a material adverse effect on it). However, in the case of the foregoing clause (ii), no event, circumstance, change, effect, development or occurrence resulting from or arising out of any of the following will be deemed (either alone or in combination) to constitute a "material adverse effect":

  •
  changes in general economic, business, credit, capital or other financial market conditions (including prevailing interest rates);

  •
  any changes or developments generally in the industries in which Angie's List or any of its subsidiaries conducts business (in the case of Angie's List) or in which the HomeAdvisor Business operates (in the case of the HomeAdvisor Business);

  •
  the announcement or the existence of, or compliance with or performance under, the Merger Agreement, the other agreements contemplated by the Merger Agreement or the Transactions (subject to certain limited exceptions);

  •
  any taking of, or any failure in taking, any action at the request or with the express prior consent of (1) IAC, ANGI Homeservices or Merger Sub, in the case of Angie's List, or (2) Angie's List, in the case of the HomeAdvisor Business;

  •
  changes in applicable law, GAAP or accounting standards;

  •
  any earthquakes, floods, tornadoes, fires or natural disasters or outbreak or escalation of hostilities, acts of war, sabotage or terrorism;

  •
  any litigation or other proceeding in connection with the Merger Agreement or the Transactions; or

  •
  the failure of Angie's List or any of the HomeAdvisor Entities, as applicable, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or (in the case of Angie's List only) changes in the market price or trading volume of Angie's List common stock or the credit rating of Angie's List (although the underlying facts giving rise or contributing to any failure or change described in this bullet point may be taken into account in determining whether there has been a "material adverse effect" if such failure or change is not otherwise excluded by another of the bullet points listed in this paragraph).

        However, with respect to the matters described in the first, second, fifth and sixth bullet points listed above, an event, circumstance, change, effect, development or occurrence may be taken into account in determining whether a material adverse effect has occurred if and to the extent that such event, circumstance, change, effect, development or occurrence disproportionately affects (i) in the case of Angie's List, Angie's List and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Angie's List and its subsidiaries conduct their business or (ii) in the case of the HomeAdvisor Business, the HomeAdvisor Business, taken as a whole, relative to other similarly situated companies in the industries in which the HomeAdvisor Business operates.

Conduct of Business from the Execution of the Merger Agreement Until the Closing

        Under the Merger Agreement, each of Angie's List and IAC (with respect to the HomeAdvisor Business) has agreed to specified restrictions on the conduct of its business between the date of the Merger Agreement and the Closing. In general, Angie's List has agreed to conduct its business, and IAC has agreed to conduct the HomeAdvisor Business, in the ordinary course of business in all material respects, and Angie's List and IAC must use their respective reasonable best efforts to preserve intact the present lines of business, maintain their rights, franchises and permits and preserve relationships with employees, customers and suppliers with respect to Angie's List and the HomeAdvisor Business, respectively.

        In addition, from the date of the Merger Agreement until the Closing (or, if earlier, the termination of the Merger Agreement in accordance with its terms), Angie's List has agreed not to take any of the following actions (except (i) with the prior written consent of IAC, not to be unreasonably withheld, conditioned or delayed, (ii) as may be expressly contemplated or required by the Merger Agreement, (iii) as set forth in specified confidential disclosure schedules delivered to IAC or (iv) as permitted by specified exceptions set forth in the Merger Agreement):

  •
  amend or restate its organizational documents or permit any of its subsidiaries to amend or restate their respective organizational documents;

  •
  (i) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (ii) repurchase, redeem or otherwise acquire any shares of capital stock of or other ownership interest in Angie's List or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest (or permit any subsidiary to take any of the foregoing actions);

  •
  authorize or pay any dividends on or make any distribution with respect to outstanding shares of its capital stock, or permit any non-wholly owned subsidiary to do so with respect to its capital stock;

  •
  adopt (or permit any subsidiary to adopt) a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or take any action with respect to any securities owned by it or any of its subsidiaries that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

  •
  acquire, or permit any subsidiary to acquire, any other person or business or make any loans, advances or capital contributions to, or investments in, any other person or entity with a value in excess of $250,000 in the aggregate;

  •
  sell, lease, license, transfer, exchange, swap or otherwise dispose of or encumber any properties or assets with a value in excess of $500,000 in the aggregate (or permit any subsidiary to take any of the foregoing actions);

  •
  authorize, or permit any subsidiary to authorize, any capital expenditures in excess of $250,000 per month in the aggregate;

  •
  modify, amend, terminate or waive any material rights under any "material contract" (as defined in the Merger Agreement) or enter into any new contract that (i) would be a "material contract" or (ii) has a term in excess of two years (or permit any subsidiary to take any of the foregoing actions);

  •
  change or permit any subsidiary to change any material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items;

  •
  issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of or other ownership interest in Angie's List or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable option under any existing Angie's List benefit plan (or permit any subsidiary to take any of the foregoing actions);

  •
  incur, assume, guarantee or otherwise become liable for any liabilities for borrowed money or other indebtedness or related obligations or any guarantee of any of the foregoing (or permit any subsidiary to take any of the foregoing actions);

  •
  waive, release, assign, settle or compromise any claim, action or proceeding (or permit any subsidiary to take any of the foregoing actions), other than waivers, releases, assignments, settlements or compromises that do not exceed $500,000 individually and $1,000,000 in the aggregate and do not involve any admission of wrongdoing or equitable relief;

  •
  (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) enter into any employment, severance or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, officers, employees or individual independent contractors, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or benefit plan, (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (vii) terminate the employment of any employee or individual independent contractor whose total annual cash compensation exceeds $150,000, other than for poor performance or for "cause," or (viii) hire any employee or individual independent contractor whose total annual cash compensation exceeds $150,000;

  •
  (i) abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge to any of its material registered intellectual property or (ii) sell, transfer, license or otherwise encumber any of its material intellectual property (or permit any subsidiary to take any of the foregoing actions), other than non-exclusive licenses entered into in the ordinary course of business;

  •
  change or revoke any material tax election, change any tax accounting period or material tax accounting method, file any material amended tax return, enter into any closing agreement relating to material taxes, request any material tax ruling, settle or compromise any material tax claim, liability or refund, extend the statutory period of limitations with respect to the assessment or collection of any material tax, or surrender any claim for a material refund of taxes; or

  •
  agree or permit any subsidiary to agree to take any of the actions described in any of the foregoing bullet points.

        In addition, Angie's List has agreed to use its reasonable best efforts to make marketing expenditures in the remaining months of the 2017 calendar year in specified aggregate amounts, with determinations regarding the allocation of such amounts among various marketing programs to be made by Angie's List in its reasonable discretion.

        From the date of the Merger Agreement until the Closing (or, if earlier, the termination of the Merger Agreement in accordance with its terms), IAC has agreed, on behalf of itself and its subsidiaries, that IAC will not take any of the following actions (except (i) with the prior written consent of Angie's List, not to be unreasonably withheld, conditioned or delayed, (ii) as may be expressly contemplated or required by the Merger Agreement, (iii) as set forth in specified confidential disclosure schedules delivered to Angie's List, (iv) as permitted by specified exceptions set forth in the Merger Agreement or (v) pursuant to the restructuring or reorganization of the assets and liabilities comprising the HomeAdvisor Business in accordance with the Contribution Agreement):

  •
  amend or restate (or permit the amendment or restatement of) the organizational documents of ANGI Homeservices or any of the HomeAdvisor Entities in any manner that would reasonably be expected to (i) prevent, materially delay or materially impair the ability of IAC, ANGI Homeservices or Merger Sub to consummate the Merger or (ii) otherwise be adverse to Angie's List or its stockholders after giving effect to the conversion of Angie's List common stock in exchange for the applicable Merger Consideration pursuant to the Merger Agreement;

  •
  permit ANGI Homeservices or any of the HomeAdvisor Entities to (i) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (ii) repurchase, redeem or otherwise acquire any shares of capital stock of or other ownership interest in the HomeAdvisor Entities or any securities convertible into or exchangeable for any such shares or ownership interest;

  •
  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the HomeAdvisor Business, or permit ANGI Homeservices or any of the HomeAdvisor Entities to do any of the foregoing;

  •
  make any acquisition of any other person or business or make any loan, advance or capital contribution to, or investment in, any other person or entity, which acquisition, loan, advance, capital contribution or investment would reasonably be expected to materially delay or impede the consummation of the Merger (or permit any subsidiary to take any of the foregoing actions);

  •
  sell, lease, license, transfer, exchange, swap or otherwise dispose of or encumber any properties or assets of the HomeAdvisor Business with a value in excess of $5 million in the aggregate (or permit any subsidiary to take any of the foregoing actions);

  •
  issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of the capital stock or other ownership interest in any of the HomeAdvisor Entities or any securities convertible into or exchangeable for any such shares or ownership interest, any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or any equity award of a HomeAdvisor Entity (or permit any subsidiary to take any of the foregoing actions);

  •
  permit the HomeAdvisor Business or any HomeAdvisor Entity to incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness;

  •
  enter into (or permit any subsidiary that is not a HomeAdvisor Entity to enter into) any contract with any HomeAdvisor Entity that would be a contract with an affiliate under specified SEC rules and that will not be terminated prior to or at the Closing;

  •
  solely with respect to separate tax returns of ANGI Homeservices, Merger Sub or any of the HomeAdvisor Entities, or tax returns of any consolidated, combined or unitary group which consists solely of the foregoing entities, change or revoke any material income tax election, change any tax accounting period or material tax accounting method, file any material amended tax return, enter into any closing agreement relating to material taxes, request any material tax ruling, settle or compromise any material tax liability or refund, extend the statutory period of limitations with respect to the assessment or collection of any material tax, or surrender any claim for a material refund of taxes (or permit any subsidiary to take any of the foregoing actions);

  •
  abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge to any material registered intellectual property of the HomeAdvisor Business (or permit any subsidiary to take any of the foregoing actions); or

  •
  agree or permit any subsidiary to agree to take any of the actions described in any of the foregoing bullet points.

No Solicitation by Angie's List of Alternative Takeover Proposals

        Restrictions on Soliciting Alternative Takeover Proposals and Related Requirements.    Except as expressly permitted by the Merger Agreement, Angie's List has agreed that it will, and will cause each of its affiliates and each of its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively referred to as "representatives"):

  •
  to immediately cease and cause to be terminated any solicitation, knowing encouragement, discussions or negotiations with any person that may have been ongoing at the time the Merger Agreement was signed with respect to any Company Takeover Proposal (as defined below);

  •
  to promptly instruct or otherwise request any person that executed a confidentiality agreement with Angie's List from May 1, 2016 to May 1, 2017 in connection with any actual or potential Company Takeover Proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such person or its representatives;

  •
  to terminate access by all persons (other than IAC and its representatives) to any physical or electronic data rooms relating to a possible Company Takeover Proposal; and

  •
  from and after May 1, 2017 until the Closing (or, if earlier, the termination of the Merger Agreement in accordance its terms), not to, directly or indirectly, do any of the following:

  •
  solicit, initiate or knowingly facilitate or knowingly encourage (including by furnishing confidential information) any inquiries regarding, or the making, submission or announcement by any person of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal;

  •
  engage in, continue or otherwise participate in any discussions or negotiations regarding a Company Takeover Proposal, or furnish to any other person (other than IAC and its representatives) any information relating to Angie's List or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Angie's List or any of its subsidiaries to any person (other than IAC and its representatives), in each case in connection with or for the purpose of encouraging or facilitating a Company Takeover Proposal (other than to refer the inquiring person to the non-solicitation provisions of the Merger Agreement);

  •
  approve, endorse or recommend any Company Takeover Proposal or approve, endorse, recommend or enter into, or propose to approve, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle providing for a Company Takeover Proposal; or

  •
  resolve, propose or agree to do any of the foregoing.

        Definition of Company Takeover Proposal.    For purposes of the Merger Agreement, a "Company Takeover Proposal" means (i) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Angie's List or any of its subsidiaries whose assets, taken together, constitute 15% or more of Angie's List's consolidated assets, (ii) any inquiry, proposal or offer (including a tender or exchange offer) to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding common stock of Angie's List or securities of Angie's List representing more than 15% of the voting power of Angie's List or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any subsidiary of Angie's List), directly or indirectly, in one or more transactions, assets or businesses of Angie's List or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Angie's List, in each of the foregoing cases, excluding the Merger.

        Additional Restrictions.    Additionally, except as specifically permitted by the Merger Agreement, Angie's List is prohibited from taking any action to exempt any person from the restrictions on "business combinations" contained in Section 203 of the DGCL or the certificate of incorporation or bylaws of Angie's List, or otherwise causing such restrictions not to apply. Unless the Angie's List board of directors determines in good faith, after consultation with its outside legal counsel, that any such action or forbearance would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, Angie's List and its subsidiaries are prohibited from releasing any third party from, or waiving, amending or modifying any provision of, or granting permission under any (i) standstill provision in any agreement to which Angie's List or any of its subsidiaries is a party or (ii) confidentiality provision in any agreement to which Angie's List or any of its subsidiaries is a party (excluding any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal).

        Exception for Superior Proposals.    However, notwithstanding the restrictions described above, if at any time from and after May 1, 2017 and prior to the adoption of the Merger Agreement by Angie's List stockholders (but not after), (i) Angie's List receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from, directly or indirectly, a breach of the non-solicitation provisions of the Merger Agreement and (ii) the Angie's List board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then Angie's List may:

  •
  furnish, pursuant to a customary confidentiality agreement with provisions no less favorable in the aggregate to Angie's List than those applicable to IAC in its confidentiality agreement with Angie's List, information (including nonpublic information) with respect to Angie's List and its subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of Angie's List and its subsidiaries, to the person that made such Company Takeover Proposal and its representatives (so long as Angie's List provides to IAC any nonpublic information concerning Angie's List or any of its subsidiaries that is provided or made available to such person or its representatives substantially concurrently with its delivery to such person); and

  •
  engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including making counterproposals) and its representatives regarding such Company Takeover Proposal.

        Definition of Superior Proposal.    For purposes of the Merger Agreement, a "Superior Proposal" means a bona fide, unsolicited written Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Angie's List, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Angie's List common stock or more than 50% of the assets of Angie's List and its subsidiaries, taken as a whole, (ii) that the Angie's List board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (iii) that the Angie's List board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel (taking into account any changes to the Merger Agreement proposed by IAC in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and the Merger Agreement), is more favorable to the stockholders of Angie's List from a financial point of view than the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

        Notice Requirements.    Angie's List must promptly (and in any event within 24 hours after receipt) notify IAC of any Company Takeover Proposal received by Angie's List or its representatives. The notice must include the identity of the person making the proposal and the material terms and conditions of the proposal. The notice must also include unredacted copies of any written proposal received and indicate whether Angie's List has furnished nonpublic information to, or entered into discussions or negotiations with, such third party. Angie's List must keep IAC reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) any such Company Takeover Proposal.

Change in the Angie's List Board Recommendation

        Restrictions on Changes to the Angie's List Board Recommendation.    As further described in the sections entitled "The Transactions—Joint Reasons of Angie's List and IAC for the Transactions" and "—Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors," and subject to the provisions described below, the Angie's List board of directors recommends that Angie's List stockholders vote "FOR" the proposal to adopt the Merger Agreement, which recommendation is referred to in this section as the "Angie's List board recommendation."

        Under the terms of the Merger Agreement, Angie's List has agreed that its board of directors will not:

  •
  fail to include the Angie's List board recommendation in this proxy statement/prospectus;

  •
  change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to IAC, the Angie's List board recommendation;

  •
  make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act);

  •
  fail to recommend against any Company Takeover Proposal or fail to reaffirm the Angie's List board recommendation within five business days after a request by IAC to do so, subject to certain exceptions and limitations; or

  •
  resolve, agree or publicly propose to take any of the foregoing actions.

        Any action described in the foregoing five bullet points is referred to in this section as an "adverse recommendation change."

        In addition, the Angie's List board of directors may not authorize, approve or recommend or cause or permit Angie's List or any of its subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than an acceptable confidentiality agreement as described above under "—No Solicitation by Angie's List of Alternative Takeover Proposals").

        Exception for Superior Proposals.    However, notwithstanding the restrictions on changes to the Angie's List board recommendation described above, at any time prior to the adoption of the Merger Agreement by Angie's List stockholders, the Angie's List board of directors may make an adverse recommendation change with respect to a Superior Proposal and/or cause Angie's List to terminate the Merger Agreement (which will require concurrent payment of the termination fee to IAC as described below) in order to enter into a definitive agreement providing for the consummation of the transaction contemplated by such Superior Proposal, in either case if:

  •
  Angie's List is not in breach of the non-solicitation provisions set forth in the Merger Agreement; and

  •
  after receiving a bona fide, unsolicited written Company Takeover Proposal that did not result from, directly or indirectly, a breach of the non-solicitation provisions set forth in the Merger Agreement, the Angie's List board of directors has determined in good faith:

  •
  after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Superior Proposal; and

    •
    after consultation with its outside legal counsel, in light of such Company Takeover Proposal, that the failure to make such an adverse recommendation change or terminate the Merger Agreement would be reasonably likely to be inconsistent with the Angie's List board of directors' fiduciary duties under applicable law.

        Prior to making any adverse recommendation change or terminating the Merger Agreement as described in the preceding paragraph, Angie's List must comply with the following procedures:

  •
  Angie's List must give IAC at least three business days' prior written notice of its intention to make such an adverse recommendation change (and the notice must specify the material terms and conditions of any such Superior Proposal) and must contemporaneously provide IAC with a copy of the Superior Proposal and a copy of any written proposed transaction documents relating to such Superior Proposal (including any financing commitments related thereto);

  •
  Angie's List must negotiate in good faith with IAC during such notice period, to the extent IAC wishes to negotiate in good faith, to enable IAC to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal;

  •
  following the end of such notice period, the Angie's List board of directors must have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by IAC, and must have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal continues to constitute a Superior Proposal even if the revisions proposed by IAC were to be given effect; and

  •
  in the event of any change to any material terms of such Superior Proposal, Angie's List must have delivered to IAC an additional notice consistent with that described in the first bullet point of this paragraph and a new notice period of two business days (rather than three business days) will then commence, during which time Angie's List must comply with the requirements of the preceding three bullet points anew.

        Exception for Intervening Events.    Additionally, notwithstanding the restrictions on changes to the Angie's List board recommendation described above, the Angie's List board of directors may make an adverse recommendation change in response to an Intervening Event (as defined below) if the Angie's List board of directors has determined in good faith, after consultation with its outside legal counsel, that its failure to make an adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Prior to making any adverse recommendation change in response to an Intervening Event, Angie's List must comply with the following procedures:

  •
  Angie's List must give IAC at least four business days' prior written notice of its intention to take such action, and the notice must specify in reasonable detail the reasons for the adverse recommendation change;

  •
  Angie's List must negotiate and direct its representatives to negotiate in good faith with IAC during such notice period, to the extent IAC wishes to negotiate in good faith, to enable IAC to propose revisions to the terms of the Merger Agreement such that it would not permit the Angie's List board of directors to make an adverse recommendation change under the Merger Agreement; and

  •
  following the end of such notice period, the Angie's List board of directors must have considered in good faith any revisions to the terms of the Merger Agreement proposed by IAC, and must have determined, after consultation with its outside legal counsel, that the failure to make an adverse recommendation change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable law.

        For purposes of the Merger Agreement, an "Intervening Event" means any material event or material development or material change in circumstances first occurring or arising after May 1, 2017 and prior to the adoption of the Merger Agreement by Angie's List stockholders, if and only if such event, development or change in circumstances was neither known by the Angie's List board of directors (or if known, the consequences of which were not known to or reasonably foreseeable by the Angie's List board of directors) as of or prior to May 1, 2017. However, none of the following may constitute an Intervening Event: (i) the receipt, existence or terms of a Company Takeover Proposal, (ii) changes in and of themselves in the market price or trading volume of Angie's List common stock or IAC common stock or (iii) the fact in and of itself that Angie's List or IAC or the HomeAdvisor Business meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period (although the exceptions described in clauses (ii) and (iii) will not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions).

        If the Angie's List board of directors makes an adverse recommendation change in response to an Intervening Event, Angie's List will nonetheless continue to be obligated to hold a special meeting of stockholders and submit the proposal to adopt the Merger Agreement to its stockholders.

Efforts to Close the Merger

        Under the Merger Agreement, each of Angie's List and IAC must use its reasonable best efforts to take or cause to be taken and to do or cause to be done all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

  •
  making filings and responding to inquiries under the HSR Act;

  •
  defending any lawsuit or other proceeding challenging the Merger Agreement or the consummation of the Transactions; and

  •
  executing and delivering any additional instruments or documents necessary to consummate the Transactions or to fully carry out and document the intent of the Merger Agreement and the other agreements contemplated thereby.

        IAC and Angie's List agreed to file their respective initial pre-merger notifications under the HSR Act no later than ten business days after the date of the Merger Agreement. IAC and Angie's List filed such notifications on May 11, 2017 and May 15, 2017, respectively. On June 14, 2017, to give additional time to the DOJ to review the transaction during its initial review period and thus expedite the DOJ's overall review of the transaction, IAC withdrew its Notification and Report Form and re-filed it on June 15, 2017. The applicable waiting period under the HSR Act was terminated early by the FTC effective as of July 13, 2017. See the section entitled "The Transactions—Regulatory Approvals."

        Without limiting the generality of the foregoing obligations, but subject to the limitations described in the following two paragraphs, under the Merger Agreement IAC must and must cause its subsidiaries to use its and their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as any governmental entity may assert under any antitrust or competition law with respect to the Transactions, and to avoid or eliminate each and every impediment under any such law that may be asserted by any governmental entity with respect to the Transactions so as to enable the

Closing to occur as soon as reasonably practicable (and in any event no later than February 1, 2018), including by:

  •
  proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of ANGI Homeservices or any of its subsidiaries (including HomeAdvisor (US) and its subsidiaries and Angie's List and its subsidiaries after the Closing); and

  •
  otherwise taking or committing to take any actions that after the Closing would limit the freedom of ANGI Homeservices or its subsidiaries (including HomeAdvisor (US) and its subsidiaries and Angie's List and its subsidiaries after the Closing) with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any order, injunction or judgment that would otherwise have the effect of preventing the Closing or delaying the Closing beyond February 1, 2018.

        However, IAC and its subsidiaries will only become subject to, or be required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order described in the preceding paragraph if it is binding only in the event that the Closing occurs. Additionally, any proposed sale, divestiture or disposition of any assets or businesses of ANGI Homeservices or any of its subsidiaries may only occur following the Contribution, and the proceeds of any such sale, divestiture or disposition will be paid to ANGI Homeservices.

        Moreover, notwithstanding the preceding two paragraphs, neither IAC nor any of its subsidiaries or affiliates will be required to offer or commit to hold separate, sell, divest or dispose of any assets or businesses of IAC or any of its subsidiaries (including ANGI Homeservices, HomeAdvisor (US) and its subsidiaries and Angie's List and its subsidiaries after the Closing) that would reasonably be expected to have a material adverse effect as measured against Angie's List.

Efforts to Hold the Special Meeting of Angie's List Stockholders to Adopt the Merger Agreement

        Subject to specified rights of Angie's List and IAC in certain circumstances to postpone or adjourn the special meeting, Angie's List has agreed to hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining its stockholders' adoption of the Merger Agreement. Angie's List must use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and (ii) take all other action necessary or advisable to secure the vote or consent of its stockholders required by the NASDAQ Rules or applicable laws to obtain such approvals.

Indemnification and Insurance for Angie's List's Directors, Officers and Employees

        Under the Merger Agreement, ANGI Homeservices and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses existing as of May 1, 2017 for acts or omissions occurring at or prior to the Closing in favor of the current or former directors, officers or employees of Angie's List or its subsidiaries as provided in their respective organizational documents or in any agreement will survive the Merger and continue in full force and effect.

        Additionally, for a period of six years from the Closing Date, ANGI Homeservices and Angie's List must maintain in effect (to the fullest extent permitted under applicable law) any and all exculpation, indemnification and advancement of expenses provisions of the organizational documents of Angie's List or any of its subsidiaries that were in effect immediately prior to the Effective Time or in any indemnification agreements of Angie's List or its subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and must not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Angie's List in any manner that would adversely affect the rights of any individuals who immediately before the Effective Time were current or former directors, officers or employees of Angie's List or any of its subsidiaries.

        Moreover, Angie's List (as the surviving company in the Merger) must, and ANGI Homeservices must cause Angie's List to, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing to) each current and former director, officer or employee of Angie's List or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Angie's List or any of its subsidiaries, in each case against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before or after the Closing.

        Moreover, for a period of six years from the Closing Date, ANGI Homeservices must cause to be maintained in effect the coverage provided by the policies of directors' and officers' liability insurance and fiduciary liability insurance of Angie's List and its subsidiaries in effect as of May 1, 2017, or provide substitute policies for Angie's List and its current and former directors and officers who are covered by such directors' and officers' liability insurance and fiduciary liability insurance coverage, in either case, of not less than the amounts of such existing coverage and having other terms not less favorable to the insured persons than the directors' and officers' liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time, including the Transactions. However, ANGI Homeservices will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Angie's List prior to May 1, 2017 in respect of the insurance coverage required to be obtained, but in such case will be obligated to obtain a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid prior to May 1, 2017. If (i) Angie's List elects, with the prior written consent of IAC, or (ii) IAC elects, then prior to the Closing Angie's List or IAC, as applicable, may (at the cost of ANGI Homeservices) purchase a "tail policy" with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such indemnified parties in their capacity as such (and if such a "tail policy" is purchased, ANGI Homeservices will have none of the other obligations described in this paragraph).

Other Covenants and Agreements

        The Merger Agreement contains certain other covenants and agreements, including those relating to the following:

  •
  cooperation between Angie's List and IAC in the preparation of this proxy statement/prospectus;

  •
  confidentiality and access by IAC and Angie's List to the representatives of and specified information about the other party during the period prior to the Closing;

  •
  cooperation between Angie's List and IAC in connection with public announcements relating to the Transactions;

  •
  certain Angie's List employee matters;

  •
  exemptions from the application of Section 16(b) of the Exchange Act;

  •
  participation by IAC in the defense or settlement of any stockholder litigation against Angie's List relating to the Transactions;

  •
  actions to be taken or not to be taken for the Merger (or the Merger and a subsequent forward merger described in the Merger Agreement, taken together) to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code (the "Code"), or for the Merger, when combined with the Contribution and the IAC Share Issuance, to qualify as an exchange described in Section 351(a) of the Code;

  •
  the listing on NASDAQ of the Class A shares of ANGI Homeservices to be issued in the Merger;

  •
  the delisting of shares of Angie's List common stock from NASDAQ and deregistration of such shares under the Exchange Act following the Closing;

  •
  Angie's List's obligation to deliver a payoff letter with respect to its credit agreement prior to the Closing;

  •
  one or more Intercompany Notes, pursuant to which IAC or a subsidiary of IAC will provide the funds necessary at the Effective Time to repay the outstanding balance under Angie's List's existing credit agreement;

  •
  certain notifications of IAC and Angie's List to the other party relating to the occurrence of a material adverse effect or material breach of the Merger Agreement;

  •
  IAC's efforts to consummate the Contribution, including the IAC Share Issuance in connection with the Contribution;

  •
  IAC's obligations to cause ANGI Homeservices and Merger Sub to perform their respective obligations under the Merger Agreement prior to the Effective Time; and

  •
  IAC's obligation to provide Angie's List, as promptly as reasonably practicable and in no event later than August 1, 2017, certain audited and unaudited combined and consolidated financial statements of the HomeAdvisor Business.

Conditions to the Closing of the Merger

        The obligations of Angie's List, IAC, ANGI Homeservices and Merger Sub to effect the Merger are subject to the fulfillment of the following mutual conditions at or prior to the Effective Time. None of these five conditions may be waived by the parties:

  •
  the adoption of the Merger Agreement proposal by Angie's List stockholders;

  •
  the absence of (i) any injunction or other order having been entered by any court or other governmental entity of competent jurisdiction that continues to be in effect and (ii) any law having been adopted or become effective, in each case, prohibiting the consummation of the Merger or any of the other Transactions, including the Contribution;

  •
  any waiting period (and any extension thereof) under the HSR Act relating to the Transactions having terminated or expired (which condition was satisfied on July 13, 2017);

  •
  (i) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part having been declared effective by the SEC, (ii) no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and (iii) no proceedings for that purpose having been initiated or threatened by the SEC; and

  •
  the Class A shares of ANGI Homeservices to be issued in the Merger having been approved for listing on NASDAQ, subject to official notice of issuance.

        The obligation of Angie's List to effect the Merger is also subject to the fulfillment of the following additional conditions at or prior to the Effective Time. Any of the following conditions may be waived by Angie's List in its sole discretion, although Angie's List does not have any expectation of waiving or intention to waive any of these conditions:

  •
  the representations and warranties of IAC, ANGI Homeservices and Merger Sub set forth in the Merger Agreement must be true and correct, subject to specified materiality qualifications set forth in the Merger Agreement, as of May 1, 2017 and as of the Closing Date (except to the extent a representation and warranty is expressly made as of a specific date, in which case such representation and warranty must be true and correct only as of such date);

  •
  IAC, ANGI Homeservices and Merger Sub must have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time;

  •
  since May 1, 2017, there must not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined above under "—Representations and Warranties; Material Adverse Effect") with respect to the HomeAdvisor Business;

  •
  each of IAC, ANGI Homeservices and Merger Sub must have delivered to Angie's List a certificate, dated as of the Closing Date, certifying that the conditions set forth in the preceding three bullet points with respect to its representations, warranties and obligations under the Merger Agreement have been satisfied;

  •
  Angie's List must have received a written opinion from Sidley Austin, in form and substance reasonably acceptable to Angie's List, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that either (i) the Merger (or the Merger and a subsequent forward merger described in the Merger Agreement, taken together) will qualify as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) the Merger, when combined with the Contribution and the IAC Share Issuance, will qualify as an exchange described in Section 351(a) of the Code;

  •
  IAC must have delivered each duly executed Ancillary Agreement to Angie's List and each such agreement must be, or must automatically be at the Effective Time, in full force and effect; and

  •
  the Contribution (including the IAC Share Issuance) must have been completed in accordance with the Contribution Agreement.

        The obligation of IAC, ANGI Homeservices and Merger Sub to effect the Merger is also subject to the fulfillment of the following additional conditions at or prior to the Effective Time. Any of these the following conditions may be waived by IAC in its sole discretion, although IAC does not have any expectation of waiving or intention to waive any of these conditions:

  •
  the representations and warranties of Angie's List set forth in the Merger Agreement must be true and correct, subject to specified materiality qualifications set forth in the Merger Agreement, as of May 1, 2017 and as of the Closing Date (except to the extent a representation and warranty is expressly made as of a specific date, in which case such representation and warranty must be true and correct only as of such date);

  •
  Angie's List must have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time;

  •
  since May 1, 2017, there must not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined above under "—Representations and Warranties; Material Adverse Effect") with respect to Angie's List;

  •
  Angie's List must have delivered to IAC a certificate, dated as of the Closing Date, certifying that the conditions set forth in the preceding three bullet points have been satisfied; and

  •
  IAC must have received a written opinion from Wachtell Lipton, in form and substance reasonably acceptable to IAC, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Contribution and the IAC Share Issuance, taken together, will qualify as an exchange as described in Section 351(a) of the Code.

        Neither IAC nor Angie's List can be certain when or if the conditions to the Merger described above will be satisfied (or waived), or that the Merger will be completed in a timely manner or at all. For further details regarding the risks associated with the Merger, see the section entitled "Risk Factors."

Termination of the Merger Agreement

        Angie's List and IAC may mutually agree to terminate the Merger Agreement at any time prior to the completion of the Merger (including after the adoption of the Merger Agreement by Angie's List stockholders).

        In addition, either IAC or Angie's List may terminate the Merger Agreement if:

  •
  the Merger is not consummated on or prior to February 1, 2018 (provided that this right to terminate will not be available to a party if the failure of the Closing to occur by such date was due to a material breach of the Merger Agreement by such party);

  •
  an injunction or other order is entered by a court or other governmental entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the other Transactions, and such injunction or other order has become final and nonappealable (provided that this right to terminate will not be available to a party if the injunction was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement);

  •
  the Angie's List special meeting (including any adjournments or postponements thereof) has concluded without the adoption of Merger Agreement by Angie's List stockholders; or

  •
  the other party (as referring to IAC in this bullet point, "the other party" also includes ANGI Homeservices and Merger Sub) has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and such breach or failure to perform (i) if it occurred on or continued to occur on the Closing Date, would result in a failure of a condition to the Closing to be satisfied by such breaching party, and (ii) is incapable of being cured by February 1, 2018 or, if curable by such date, is not cured within 20 business days of receipt of written notice from the other party (provided that this right to terminate will not be available to a party if such party is then in material breach of the Merger Agreement and such breach would result in a failure of a condition to the Closing to be satisfied by such party).

        IAC may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by Angie's List stockholders if the Angie's List board of directors makes an adverse recommendation change as described above under "—Change in the Angie's List Board Recommendation."

        Angie's List may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by its stockholders in order to enter into a definitive agreement providing for a Superior Proposal, as described above under "—No Solicitation by Angie's List of Alternative Takeover Proposals" (but only if Angie's List enters into such definitive agreement concurrently with the termination of the Merger Agreement and pays the termination fee described below).

Effects of Termination of the Merger Agreement; Termination Fee and Expenses

        Except as described below, each party to the Merger Agreement will pay all fees and expenses incurred by it in connection with the Merger and the other Transactions, whether or not the Merger is consummated.

        If the Merger Agreement is validly terminated, there will be no liabilities or obligations on the part of any party to the Merger Agreement except for (i) any liabilities arising out of the confidentiality agreement between Angie's List and IAC, (ii) the termination fee described below and (iii) liabilities arising out of or the result of fraud or any willful and material breach of the Merger Agreement occurring prior to its termination, in which case the aggrieved party will not be limited to expense reimbursement or the termination fee described below and will be entitled to all rights and remedies available at law or in equity. The provisions of the Merger Agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, specific enforcement, waiver of jury trial and nonsurvival of representations and warranties, as well as the confidentiality agreement entered into between Angie's List and IAC, will continue in effect notwithstanding any termination of the Merger Agreement.

        Angie's List will be obligated to pay IAC a termination fee of $20 million in any of the following circumstances:

  •
  if Angie's List terminates the Merger Agreement prior to the adoption of the Merger Agreement by its stockholders in order to enter into a definitive agreement providing for a Superior Proposal;

  •
  if IAC terminates the Merger Agreement prior to the adoption of the Merger Agreement by Angie's List stockholders because the Angie's List board of directors makes an adverse recommendation change; or

  •
  if a Company Takeover Proposal (as defined above under "—No Solicitation by Angie's List of Alternative Takeover Proposals," except that all references to "15%" in that definition will be deemed references to "50%" for purposes of this termination fee trigger) has been made or communicated to the Angie's List board of directors or has been publicly announced or become publicly known and:

  •
  such Company Takeover Proposal has not been publicly withdrawn at least five business days prior to the Angie's List special meeting, and the Merger Agreement is later terminated because the Angie's List special meeting concludes without the adoption of Merger Agreement proposal by Angie's List stockholders; or

  •
  such Company Takeover Proposal has not been withdrawn prior to the termination of the Merger Agreement due to (i) the Merger having not been consummated by February 1, 2018 or (ii) Angie's List having breached or failed to perform under the Merger Agreement in a manner that causes the closing condition relating to the performance by Angie's List of its obligations under the Merger Agreement in all material respects not to be satisfied; and

  •
  in either of the cases described in the preceding two bullet points, within nine months of such termination, Angie's List or any of its subsidiaries enters into a definitive agreement with a third party with respect to, or consummates a transaction that is, a Company Takeover Proposal with a third party (or a third party otherwise consummates a transaction that is a Company Takeover Proposal).

        In no event will IAC be entitled to more than one payment of the termination fee. If Angie's List fails to pay the termination fee if and when it becomes due under the Merger Agreement in a timely manner and, in order to obtain such payment, IAC commences a suit that results in an award against Angie's List for such amount, then Angie's List must reimburse IAC for all costs and expenses

(including reasonable fees of counsel) incurred in such suit and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Governing Law; Exclusive Jurisdiction

        The Merger Agreement and all claims, disputes or causes of action that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance of the Merger Agreement will be governed by and construed in accordance with the laws of Delaware, without giving effect to any choice or conflict of law provision or any rule that would cause the application of the laws of any jurisdiction other than Delaware.

        In addition, each of the parties to the Merger Agreement has irrevocably agreed that any legal action or proceeding with respect to the Merger Agreement and the rights and obligations arising thereunder, or for recognition and enforcement of any judgment in respect of the Merger Agreement and the rights and obligations arising thereunder brought by any other party thereto, must be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within Delaware).

Specific Performance

        In addition to any other remedy under applicable law that may be available to such party to the Merger Agreement, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions.

Amendments and Waivers

        Subject to the procedures set forth in the Merger Agreement, any provision of the Merger Agreement may be amended by the parties to the Merger Agreement or waived by the party entitled to the benefit of such provision at any time prior to the Effective Time. However, after the adoption of the Merger Agreement by Angie's List stockholders there may not be, without further approval of Angie's List stockholders, any amendment or waiver of any provision of the Merger Agreement for which applicable law or applicable NASDAQ Rules require further approval by Angie's List stockholders.

        The Merger Agreement was amended by the parties on August 26, 2017 to implement certain ministerial changes to certain timing mechanics related to the Closing. These amendments are reflected in the Merger Agreement attached as Annex B to this proxy statement/prospectus and such amendment (referred to as Amendment No. 1 to the Agreement and Plan of Merger) is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference.

 ANCILLARY AGREEMENTS

        The following section summarizes certain material provisions of the Ancillary Agreements. Each such summary is qualified in its entirety by the full text of the applicable Ancillary Agreement, the form of each of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and incorporated herein by reference. These summaries do not purport to be complete and may not contain all of the information about the Ancillary Agreements that is important to you. The following summaries and the forms of the Ancillary Agreements incorporated herein by reference should not be read alone, but should instead be read in conjunction with the other information regarding Angie's List, IAC, ANGI Homeservices, their respective subsidiaries and affiliates, and the Transactions that is contained in (including the information incorporated by reference into) this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

Contribution Agreement

        At or prior to the Closing, ANGI Homeservices and IAC will enter into the Contribution Agreement, the form of which is an exhibit to the Merger Agreement. The Contribution Agreement will set forth the agreements between IAC and ANGI Homeservices regarding the principal transactions necessary for IAC to separate the HomeAdvisor Business from IAC's other businesses and cause the HomeAdvisor Business, including its assets and liabilities and the HomeAdvisor Entities, to be transferred to ANGI Homeservices prior to the Effective Time. Under the Merger Agreement and the Contribution Agreement, ANGI Homeservices will issue to IAC a certain number of Class B shares of ANGI Homeservices in exchange for the contribution of the HomeAdvisor Business and cash in an amount equal to the aggregate Cash Consideration payable in the Merger. The contribution of the HomeAdvisor Business and cash to ANGI Homeservices pursuant to the Contribution Agreement is referred to in this proxy statement/prospectus as the "Contribution." For further details regarding the determination of the number of Class B shares to be issued in exchange for the Contribution, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC." The Contribution Agreement will also govern certain aspects of ANGI Homeservices' relationship with IAC after the completion of the Transactions.

        In the Contribution Agreement, ANGI Homeservices will agree to indemnify, defend and hold harmless IAC and its subsidiaries and their respective current and former directors, officers and employees, from and against any losses arising out of:

  •
  the operation or conduct of the HomeAdvisor Business, or the assets and liabilities of the HomeAdvisor Business, including any failure by ANGI Homeservices to assume and perform any of the liabilities allocated to ANGI Homeservices in the Contribution Agreement;

  •
  any breach by ANGI Homeservices of the Contribution Agreement, the Merger Agreement or the other Ancillary Agreements;

  •
  any obligation relating to certain guarantees provided by IAC entities;

  •
  any use by ANGI Homeservices or its subsidiaries of the intellectual property owned by, or licensed to, IAC or its subsidiaries (other than ANGI Homeservices and its subsidiaries); and

  •
  untrue statements and information contained in filings by ANGI Homeservices with the SEC, including this proxy statement/prospectus, and information provided by ANGI Homeservices to IAC for inclusion in filings by IAC with the SEC.

        IAC will agree to indemnify, defend and hold harmless ANGI Homeservices and its affiliates and their respective current and former directors, officers and employees, from and against losses arising out of:

  •
  the operation or conduct of the businesses and liabilities retained by IAC, including any failure by IAC to assume and perform any of the liabilities allocated to IAC in the Contribution Agreement;

  •
  any breach by IAC of the Contribution Agreement or the other Ancillary Agreements;

  •
  any obligation relating to certain guarantees provided by a HomeAdvisor Entity;

  •
  any failure of IAC or its subsidiaries (other than ANGI Homeservices and its subsidiaries) to comply with any applicable bulk sales law;

  •
  any use by IAC or its subsidiaries (other than ANGI Homeservices and its subsidiaries) of the intellectual property owned by, or licensed to, ANGI Homeservices or its subsidiaries; and

  •
  untrue statements and information provided by IAC for inclusion in filings by ANGI Homeservices with the SEC, including this proxy statement/prospectus.

        ANGI Homeservices and IAC will also agree to release the other party, the other party's subsidiaries and their respective affiliates, successors, assigns, stockholders, directors, officers, agents and employees from all claims and other actions, of any nature, relating to claims, transactions or occurrences occurring prior to the completion of the Transactions, including in connection with the Transactions.

        In addition, the Contribution Agreement sets forth a dispute resolution mechanism and will also govern other matters related to the provision and retention of records, access to information and property, confidentiality, cooperation in the preparation of ANGI Homeservices' financial statements, licensing of certain intellectual property and cooperation with respect to governmental filings and third-party consents necessary to complete the transactions contemplated by the Contribution Agreement.

Investor Rights Agreement

        At or prior to the Closing, ANGI Homeservices and IAC will enter into the Investor Rights Agreement, the form of which is an exhibit to the Merger Agreement. The Investor Rights Agreement will set forth certain registration, preemptive and governance rights of IAC with respect to ANGI Homeservices, as well as certain governance rights for the benefit of ANGI Homeservices stockholders other than IAC, in each case following the Closing.

        Registration Rights.    IAC will be entitled to request registrations of its shares of ANGI Homeservices common stock under the Securities Act, including registration of shares to be distributed by means of an underwriting, subject to certain limitations. If ANGI Homeservices at any time intends to file on its behalf or on behalf of any of its other securityholders a registration statement in connection with a public offering of any of its securities on a form and in a manner that would permit the registration for offer and sale of ANGI Homeservices common stock held by IAC, IAC will have the right to include its shares of ANGI Homeservices common stock in that offering. After the Effective Time, ANGI Homeservices will be required to use its reasonable best efforts to qualify to register the sale of ANGI Homeservices securities on Form S-3 and, after ANGI Homeservices is so qualified, IAC may request that ANGI Homeservices facilitate the registration of IAC's ANGI Homeservices shares under the Securities Act on Form S-3, subject to certain limitations. After the Form S-3 becomes effective and as long as it remains effective, IAC will be permitted to effect an unlimited number of non-underwritten offerings or shelf take-downs (which may be underwritten offerings) using Form S-3 without notice to or inclusion of any other securities held by ANGI Homeservices or any other persons or entities.

        In connection with a distribution of all or any portion of the shares of ANGI Homeservices common stock held by IAC to IAC's stockholders, IAC will be entitled to registration rights with respect to such shares with any applicable federal or state governmental authority, and ANGI Homeservices will be obligated to register such shares as requested by IAC and to list any Class A Shares required to be delivered upon any conversion, exchange or transfer of such shares on each national securities exchange on which the ANGI Homeservices Class A common stock is listed at the time of such distribution.

        ANGI Homeservices will generally be responsible for the registration expenses in connection with the performance of its obligations under the registration rights provisions in the Investor Rights Agreement, with the exception of underwriting discounts, commissions and transfer taxes, which will be borne by IAC with respect to any shares held by IAC that are registered and sold.

        The Investor Rights Agreement will contain indemnification and contribution provisions by ANGI Homeservices for the benefit of IAC and its affiliates and representatives and by IAC for the benefit of ANGI Homeservices and its affiliates and representatives, in each case, with respect to written information furnished to and stated by the other party to be specifically included in any registration statement, prospectus or related document or any violation by the other party of the Securities Act or any similar federal or state securities law, rule or regulation in connection with the registration of any securities under the Investor Rights Agreement. Except in the case of intentional misrepresentation by IAC or by its affiliates or representatives, IAC's indemnification obligations under the Investor Rights Agreement are capped at the net proceeds that IAC receives from the sale of securities that give rise to the applicable indemnification obligations.

        Anti-Dilution Rights.    If, after the Effective Time, ANGI Homeservices issues or proposes to issue any shares of capital stock (with certain limited exceptions), including shares issued upon the exercise, conversion or exchange of options, warrants and convertible securities, IAC will generally have a purchase right that permits it to purchase for cash at a price per share equal to the issue price, as defined in the Investor Rights Agreement, the following:

  •
  with respect to an issuance of voting stock of ANGI Homeservices, up to a number of shares of the class of ANGI Homeservices voting stock issued in the issuance and one or more other classes of voting stock of ANGI Homeservices then authorized as is necessary for IAC to maintain a voting interest and equity interest in ANGI Homeservices equal to IAC's voting interest and equity interest immediately prior to such issuance or proposed issuance (and if such maintenance is not possible, IAC has the ability to determine the mix of then authorized shares it will receive in its sole discretion, provided that the issuance may not result in IAC exceeding its pre-issuance equity interest or voting interest); or

  •
  with respect to an issuance of non-voting stock of ANGI Homeservices, up to a number of shares of such class or classes of non-voting stock of ANGI Homeservices that would enable IAC to maintain the same equity interest in ANGI Homeservices as it had immediately prior to such issuance or proposed issuance and at least 80.1% ownership of the issued and outstanding shares of each class of ANGI Homeservices non-voting stock.

        Board Matters.    At the Effective Time, the board of directors of ANGI Homeservices will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two ANGI-Designated Directors, which refer to the directors selected by Angie's List from the Angie's List board of directors, who will be Angie R. Hicks Bowman and Thomas R. Evans, if they continue to be willing and able to serve. IAC will retain the right to nominate a certain number of ANGI Homeservices directors corresponding to its degree of equity and voting interest in ANGI Homeservices until such time as its equity and voting interest are both less than 10%, and to appoint replacements of its designated directors should such individuals become unable or unwilling to serve.

        Until and excluding the ANGI Homeservices annual meeting of stockholders to be held in 2020, the two ANGI-Designated Directors, including any successor(s) to the initial ANGI-Designated Directors, will, if able and willing, continue to serve on the board of directors of ANGI Homeservices. IAC will agree to vote its shares of ANGI Homeservices common stock in favor of the ANGI-Designated Directors at any meeting at which any of them stand for election and will further agree not to vote to remove any ANGI-Designated Director, other than for cause. If, prior to the annual meeting of ANGI Homeservices stockholders in 2020, any ANGI-Designated Director becomes unwilling or unable to serve, the ANGI Homeservices board of directors will select a replacement. Any individual selected as a replacement must be (i) "independent" pursuant to NASDAQ Rules and the Exchange Act, if the director to be replaced was also "independent," (ii) qualified to serve as an "independent" director of IAC (were such individual to be appointed) and (iii) acceptable to the remaining ANGI-Designated Director then serving on the ANGI Homeservices board of directors. Until the annual meeting of ANGI Homeservices stockholders to be held in 2020, either Ms. Hicks Bowman or Mr. Evans (or her or his replacement, if applicable), may serve on the ANGI Homeservices audit committee if such individual qualifies as "independent" pursuant to NASDAQ Rules and the Exchange Act.

        Other Protective Provisions.    The Investor Rights Agreement contains the following agreements for the benefit of ANGI Homeservices stockholders (other than IAC) until and excluding the annual meeting of ANGI Homeservices stockholders to be held in 2020:

  •
  IAC will not effect any squeeze out transaction under Section 253 of the DGCL without obtaining the prior approval of a committee of independent ANGI Homeservices directors, at least 50% of which must be the ANGI-Designated Directors, if such persons are independent.

  •
  IAC will agree not to vote in favor of any amendments to the certificate of incorporation or bylaws of ANGI Homeservices that would be inconsistent with certain provisions of the Investor Rights Agreement other than as may be approved by the audit committee of the ANGI Homeservices board of directors or by the majority of the holders of ANGI Homeservices Class A common stock, as applicable.

  •
  If IAC desires to sell or transfer 20% or more of its equity interest in ANGI Homeservices to an affiliate or an unaffiliated third party or IAC determines to distribute its equity interest in ANGI Homeservices to IAC stockholders and such distribution would result in a person holding a 20% or greater interest in ANGI Homeservices, IAC agrees that as a condition to such sale, transfer or distribution such affiliate or third party will agree to assume IAC's obligations under the Investor Rights Agreement (unless such transaction would result in the affiliate or third party owning 100% of the outstanding capital stock of ANGI Homeservices).

  •
  Certain provisions of the Investor Rights Agreement may not be amended or waived without the prior consent of a majority of the holders of ANGI Homeservices Class A common stock.

Employee Matters Agreement

        At or prior to the Closing, ANGI Homeservices and IAC will enter into the Employee Matters Agreement, the form of which is an exhibit to the Merger Agreement. The Employee Matters Agreement will address certain compensation and benefits issues following the Closing. Under the Employee Matters Agreement:

  •
  IAC will assume or retain: (i) all liabilities with respect to IAC employees, former IAC employees, and their respective dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees and former IAC employees (other than the employees and former employees of the HomeAdvisor Business or Angie's List); and

  •
  ANGI Homeservices will assume or retain: (i) all liabilities under Angie's List and HomeAdvisor employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of employees and former employees of Angie's List or the HomeAdvisor Business.

        Following the Closing, ANGI Homeservices will participate in IAC's U.S. health and welfare plans, 401(k) plan, and flexible benefits plan and will reimburse IAC for the costs of such participation. In the event that IAC no longer retains shares representing at least 80% of the aggregate voting power of shares entitled to vote in the election of the ANGI Homeservices board of directors, including in the event of a future spin-off of IAC's interest in ANGI Homeservices to IAC stockholders, the Employee Matters Agreement provides that ANGI Homeservices will cease to participate in IAC's employee benefit plans and will establish its own employee benefit plans that will be substantially similar to the plans sponsored by IAC prior to the spin-off.

        Pursuant to the Employee Matters Agreement, outstanding HomeAdvisor stock appreciation rights will be converted into stock appreciation rights in respect of Class A shares of ANGI Homeservices in connection with the Contribution. The number of shares subject to the award and the exercise price of the award will be adjusted to preserve the aggregate intrinsic value of the original HomeAdvisor award, as measured immediately before and immediately after the Contribution, subject to rounding.

        The Employee Matters Agreement also will provide that ANGI Homeservices will reimburse IAC for the cost of any IAC equity awards held by ANGI Homeservices employees and former employees; IAC may elect to receive payment either in cash or in Class B shares of ANGI Homeservices. The Employee Matters Agreement will further provide that, with respect to equity awards in certain subsidiaries of ANGI Homeservices, IAC may elect to cause those awards to be settled in either shares of IAC common stock or in Class A shares of ANGI Homeservices; to the extent shares of IAC common stock are issued in settlement, ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC additional Class B shares of ANGI Homeservices.

        Under the Employee Matters Agreement, the compensation committee of the IAC board of directors will have the exclusive authority to determine the treatment of outstanding IAC equity awards in the event of a subsequent spin-off of IAC's retained interest in ANGI Homeservices to IAC stockholders and ANGI Homeservices will agree to assume any IAC equity awards that are converted into ANGI Homeservices equity awards in connection with any such spin-off.

Intercompany Note

        At or prior to the Closing, ANGI Homeservices and IAC or a subsidiary of IAC will enter into one or more intercompany loan agreements (collectively referred to as the "Intercompany Note"), the form of which is an exhibit to the Merger Agreement. Pursuant to the Intercompany Note, IAC or a subsidiary of IAC will provide the funds necessary at the Effective Time to repay the outstanding balance under Angie's List's existing credit agreement. ANGI Homeservices and its subsidiaries may also request further advances under the Intercompany Note or under additional agreements substantially in the form of the Intercompany Note following the Closing to cover general corporate purposes such as the provision of working capital, which IAC in its discretion may agree to provide on the terms set forth in the Intercompany Note.

        Amounts owing under the Intercompany Note may be advanced in dollars, or if agreed to by the parties, in foreign currencies. Any such amounts will bear interest at three-month LIBOR plus 3.25% per annum, or in the case of amounts denominated in a foreign currency, the applicable foreign benchmark rate plus 3.25% per annum. If the Intercompany Note is not paid when due, default interest at a rate of 2% per annum will also accrue.

        Amounts owing under the Intercompany Note may be voluntarily prepaid at par at any time, without premium or penalty. Amounts owing under the Intercompany Note will be mandatorily prepayable, without premium or penalty, upon a change of control. If ANGI Homeservices or any of its subsidiaries incurs more than $25 million of debt for borrowed money, the net cash proceeds of such indebtedness must be used to prepay amounts owing under the Intercompany Note.

Services Agreement

        At or prior to the Closing, ANGI Homeservices and IAC will enter into the Services Agreement, the form of which is an exhibit to the Merger Agreement. Pursuant to the Services Agreement, IAC will provide certain of the services that it has historically provided to the HomeAdvisor Business to ANGI Homeservices following the Closing. The Services Agreement will also allow both ANGI Homeservices and IAC to continue to receive services under certain shared contracts.

        Types of Services to Be Provided by IAC.    ANGI Homeservices currently expects that IAC will provide a combination of the following services, among others, pursuant to the Services Agreement following the Closing:

  •
  assistance with certain legal, M&A, human resources, finance, risk management, internal audit and treasury functions, health and wellness, information security services, and insurance and tax affairs, including assistance with certain public company and unclaimed property reporting obligations;

  •
  accounting, controllership and payroll processing services;

  •
  investor relations services;

  •
  tax compliance services; and

  •
  such other services as to which IAC and ANGI Homeservices may agree.

        Cost of Services Provided by IAC.    The costs charged to ANGI Homeservices will generally be determined based on the actual cost to IAC. These costs will be subject to increase following the Closing upon increases in the actual cost to IAC.

        Manner of Providing Services.    Unless the parties otherwise agree with respect to a particular service, (i) each applicable service provider will be required to perform services under the Service Agreement in a manner, scope, nature and quality as provided by or within IAC that is similar in all material respects to the manner in which such services were performed in the 12 months immediately prior to the Closing Date and (ii) the services may only be used for substantially the same purposes and in substantially the same manner as the services were used immediately prior to the Closing Date.

        Requests for Additional Services.    From time to time during the term applicable to any service being provided by a service provider, each of IAC and ANGI Homeservices may request that the other party (i) provide additional or different services that the other party is not expressly obligated to provide under the Services Agreement, if those services are of the type and scope provided by such providing party within IAC, or (ii) expand the scope of any service. The party receiving such request must consider such request in good faith and use its commercially reasonable efforts to provide the requested additional service. However, neither party will be obligated to provide any additional services if it does not, in its reasonable judgment, have adequate resources to provide such additional services or if the provision of such additional services would interfere with the operation of its business.

        Term for Services Provided.    In general, the services to be provided under the Services Agreement will begin at the Effective Time and will continue for an initial term of one year. This initial one-year term will automatically renew for additional one-year periods thereafter for so long as IAC continues to own a majority of the outstanding shares of ANGI Homeservices common stock, unless all services under the Services Agreement have been otherwise terminated. The party receiving a service under the Services Agreement may terminate the agreement with respect to one or more particular services, or may reduce the scope of any particular service, at any time, subject to a specified notice period. The party providing a service may terminate the agreement with respect to one or more particular services, or may reduce the scope of any particular service, at any time after the first anniversary of the Closing Date, subject to a notice period.

Tax Sharing Agreement

        At or prior to the Closing, ANGI Homeservices and IAC will enter into the Tax Sharing Agreement, the form of which is an exhibit to the Merger Agreement. The Tax Sharing Agreement will govern the parties' respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to ANGI Homeservices and its subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, certain tax elections, control of tax contests and other matters.

        Under the Tax Sharing Agreement, ANGI Homeservices generally will be responsible and will be required to indemnify IAC for:

  •
  all taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or its subsidiaries that includes ANGI Homeservices or any of its subsidiaries to the extent attributable to ANGI Homeservices or any of its subsidiaries (including certain taxes attributable to the HomeAdvisor Entities for taxable periods (or portions thereof) ending on or before the Effective Time), as determined under the Tax Sharing Agreement, and

  •
  all taxes imposed with respect to any of ANGI Homeservices' or its subsidiaries' consolidated, combined, unitary or separate tax returns.

        Under the Tax Sharing Agreement, IAC generally will have the right to control audits or other tax proceedings with respect to any consolidated, combined or unitary tax return that includes IAC or any of its subsidiaries and ANGI Homeservices or any of its subsidiaries, provided that ANGI Homeservices will have certain information and participation rights with respect to any such audit or tax proceeding that could reasonably be expected to result in additional taxes above certain thresholds for which it is liable under the Tax Sharing Agreement. ANGI Homeservices generally will have the right to control any audits or other tax proceedings with respect to any tax returns that solely include ANGI Homeservices and its subsidiaries.

        As of the date of this proxy statement/prospectus, IAC has advised ANGI Homeservices that it does not have a present plan or intention to undertake a tax-free spin-off of its interest in ANGI Homeservices. Because IAC intends to retain the ability to engage in such a tax-free spin-off in the future, the Tax Sharing Agreement also addresses the parties' respective rights, responsibilities and obligations with respect to such a transaction. Under the Tax Sharing Agreement, each party generally will be responsible for any taxes and related amounts imposed on IAC or ANGI Homeservices (or their respective subsidiaries) that arise from the failure of a future spin-off of IAC's retained interest in ANGI Homeservices to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Code, to the extent that the failure to so qualify is attributable to (i) a breach of the relevant representations and covenants made by that party in the Tax Sharing Agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, (ii) an acquisition of such party's equity securities (or certain arrangements or substantial negotiations or discussions with respect to certain such acquisitions), or (iii) solely with respect to ANGI Homeservices, any other action or failure to act by ANGI Homeservices after any such spin-off.

        ANGI Homeservices and its subsidiaries generally will be required to take any action reasonably requested by IAC to consummate a tax-free spin-off of IAC's interest in ANGI Homeservices and will not take or fail to take any action that could reasonably be expected to prevent such a spin-off.

        In addition, the Tax Sharing Agreement will impose certain restrictions on ANGI Homeservices and its subsidiaries during the two-year period following any future spin-off that are designed to preserve the tax-free status thereof. Specifically, during such period, except in specific circumstances, ANGI Homeservices and its subsidiaries generally would be prohibited from: (i) entering into any transaction pursuant to which ANGI Homeservices stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of ANGI Homeservices stock, (vi) taking or failing to take other actions inconsistent with representations or covenants in any tax opinion or private letter ruling documents or (vii) ceasing to engage in any active trade or business as defined in the Code.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        To the extent this section constitutes statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Sidley Austin LLP.

        The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Angie's List common stock whose shares are exchanged for ANGI Homeservices Class A common stock and/or cash pursuant to the Merger. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations, judicial opinions, and administrative rulings and published positions of the Internal Revenue Service, each as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not purport to be a complete analysis of all potential tax consequences. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and agreements entered into in connection therewith), nor does it address any tax consequences arising under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Angie's List common stock that is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source.

        For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of Angie's List common stock that is not a U.S. holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

        This discussion is limited to U.S. holders of shares of Angie's List common stock who hold such shares as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, or that may apply to U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, tax-qualified retirement plans, banks and certain other financial institutions, mutual funds, certain expatriates, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations or other pass-through entities or investors in partnerships, S corporations or other pass-through entities, real estate investment trusts, regulated investment companies, holders who hold shares of Angie's List common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders that own (actually or constructively) 5% or more of the outstanding Angie's List common stock or that own (actually or constructively) both IAC common stock and Angie's List common stock, holders who acquired their shares of Angie's List common stock through the exercise of employee stock options or other compensation arrangements, and non-U.S. holders (except to the extent specifically discussed below)).

        If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Angie's List common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are, for U.S. federal income tax purposes, a partner of a partnership holding shares of Angie's List common stock, you should consult your tax advisor.

        All holders of Angie's List common stock should consult their own tax advisors to determine the particular tax consequences to them of the Merger, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any other U.S. federal, state, local, foreign or other tax laws. Non-U.S. holders of Angie's List common stock should consult their own tax advisors regarding the possibility that, in the event the applicable withholding agent is unable to determine whether any Cash Consideration paid in the Merger should be treated as a dividend for applicable U.S. federal income tax purposes, such withholding agent may withhold at a rate of 30% (or a lower applicable treaty rate) on the payment of the Cash Consideration to such non-U.S. holders, and such non-U.S. holders should consult their own tax advisors as to the possible desirability and timing of selling any shares of IAC common stock or Angie's List common stock they own.

        It is a condition to the obligation of Angie's List to effect the Merger that Angie's List receive a written opinion from its counsel, Sidley Austin, to the effect that either (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) the Merger, when combined with the Contribution and the IAC Share Issuance, will qualify as an exchange described in Section 351(a) of the Code. This condition to the Closing may be waived by Angie's List in its sole discretion, although Angie's List does not have any intention to waive this condition, and in any event would not waive this condition without first resoliciting the approval of its stockholders. This opinion will be based on facts, representations, assumptions and covenants set forth or referred to therein. If any of such representations or covenants is or becomes incorrect or is violated, the validity of the opinion may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described below. An opinion of counsel is not binding on the IRS or any court. Angie's List has not sought and does not intend to seek any ruling from the IRS with respect to the Merger. Angie's List does not intend to and will not waive this condition without recirculating this document in order to resolicit Angie's List stockholder approval.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

        Assuming the receipt and accuracy of the opinion described above and subject to the discussion below under the headings "Blocks of Angie's List Common Stock Acquired at Different Times or Different Prices" and "Cash in Lieu of Fractional Shares," the material U.S. federal income tax consequences of the Merger to U.S. holders of Angie's List common stock generally are as follows:

        U.S. Holders That Receive Solely ANGI Homeservices Class A Common Stock.    A U.S. holder of Angie's List common stock that exchanges such common stock solely for ANGI Homeservices Class A common stock in the Merger generally will not recognize gain or loss upon receipt of such ANGI Homeservices Class A common stock, except with respect to cash received in lieu of fractional shares of ANGI Homeservices Class A common stock (as discussed below). The aggregate tax basis of the shares of ANGI Homeservices Class A common stock received (including any fractional shares deemed received and exchanged for cash) generally will be equal to the adjusted tax basis in the Angie's List common stock exchanged. The holding period of the shares of ANGI Homeservices Class A common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the shares of Angie's List common stock exchanged therefor.

        U.S. Holders That Receive Solely Cash.    A U.S. holder of Angie's List common stock that exchanges such common stock solely for cash generally will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. holder's adjusted tax basis in the Angie's List common stock exchanged. Such capital gain or loss generally will be long-term capital gain or loss if the holding period for the Angie's List common stock exchanged is greater than one year as of the Closing Date. The deductibility of capital losses is subject to limitations.
        U.S. Holders That Receive a Combination of ANGI Homeservices Class A Common Stock and Cash.    A U.S. holder of Angie's List common stock that exchanges such common stock for a combination of ANGI Homeservices Class A common stock and cash (other than cash received in lieu of fractional shares of ANGI Homeservices Class A common stock) generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the ANGI Homeservices Class A common stock and cash received by such holder exceeds such holder's adjusted tax basis in its shares of Angie's List common stock surrendered, and (ii) the amount of cash received (in each case, excluding any cash received in lieu of fractional shares of ANGI Homeservices Class A common stock). Any recognized gain generally will be long-term capital gain if, as of Closing Date, the U.S. holder's holding period for the Angie's List common stock exchanged is greater than one year. The tax basis of the ANGI Homeservices Class A common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges Angie's List common stock for a combination of ANGI Homeservices Class A common stock and cash will be equal to the adjusted tax basis of the Angie's List common stock exchanged, reduced by the amount of cash received by the holder (excluding any cash received in lieu of fractional shares of ANGI Homeservices Class A common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of fractional shares of ANGI Homeservices Class A common stock) in the Merger with respect to such Angie's List common stock. The holding period of the ANGI Homeservices Class A common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Angie's List common stock exchanged.

        Blocks of Angie's List Common Stock Acquired at Different Times or Different Prices.    If a U.S. holder of Angie's List common stock acquired different blocks of stock at different times or different prices, certain U.S. federal income tax consequences of the Merger to such holder may depend on whether the Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code or whether the Merger, combined with the Contribution and the IAC Share Issuance, qualifies as an exchange described in Section 351(a) of the Code. Specifically, in the event the Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, such holders may be able to designate how shares of ANGI Homeservices Class A common stock and cash, if any, are allocated among the different blocks of shares of Angie's List common stock exchanged for purposes of determining the amount of gain recognized as well as the tax basis and holding period of ANGI Homeservices Class A common stock received in the Merger. Whether the Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code will depend, among other facts, on the relative fair market values at the Closing of the aggregate Cash Consideration, if any, and the aggregate Share Consideration into which shares of Angie's List common stock are converted pursuant to the Merger and, accordingly, will not be known prior to the Closing. It is anticipated that information regarding the qualification of the Merger as a "reorganization" or as part of an overall exchange described in Section 351(a) of the Code will be made available on IRS Form 8937 following the Closing. U.S. holders that acquired different blocks of Angie's List common stock at different times or different prices should consult their own tax advisors regarding the manner in which gain, loss, tax basis and holding periods should be determined.

        Cash in Lieu of Fractional Shares.    A U.S. holder of Angie's List common stock who receives cash in lieu of a fractional share of ANGI Homeservices Class A common stock in the Merger generally will be treated as having received such fractional share in the Merger, and then as having sold such fractional share for cash. Gain or loss generally will be recognized by such holder based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of ANGI Homeservices Class A common stock.

        Information Reporting and Backup Withholding.    Payments of cash made to a U.S. holder of Angie's List common stock in connection with the Merger will be subject to information reporting and may be subject to "backup withholding" (currently at a rate of 28%) unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise timely complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional taxes and may be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF
THE HOMEADVISOR BUSINESS

        The following tables present selected historical combined financial information for the HomeAdvisor Business. This information has been derived, in part, from the historical combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus and reflects the operations and financial position of the HomeAdvisor Business at the dates and for the periods indicated. The unaudited combined interim financial statements of the HomeAdvisor Business have been prepared on the same basis as the audited combined financial statements and, in the opinion of management of the HomeAdvisor Business, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. These historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

        The historical combined financial statements of the HomeAdvisor Business have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses comprising the HomeAdvisor Business since their respective dates of acquisition by IAC and the allocation to the HomeAdvisor Business of certain IAC corporate expenses relating to the HomeAdvisor Business based on the historical financial statements and accounting records of IAC. In the opinion of management of the HomeAdvisor Business, the assumptions underlying the historical combined financial statements, including the basis on which expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that the HomeAdvisor Business may have incurred as an independent, standalone company (or as part of ANGI Homeservices) for the periods presented. The historical combined financial statements may not reflect what the actual financial position, results of operation and cash flows of the HomeAdvisor Business would have been if the HomeAdvisor Business had been an independent, standalone company (or part of ANGI Homeservices) for the periods presented. For the purposes of the combined financial statements, income taxes have been computed as if the entities comprising the HomeAdvisor Business filed on a standalone, separate tax return basis.

        The information presented below is only a summary and should be read in conjunction with the rest of the information included in this proxy statement/prospectus, and in particular the sections entitled "Information About the HomeAdvisor Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business" and the audited and unaudited combined financial statements of the HomeAdvisor Business, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See "Index to the Combined Financial Statements of the HomeAdvisor Business."

	Years Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Combined statement of operations information:
Revenue	$498,890	$361,201	$283,541	$239,471	$224,978	$331,456	$241,662
Operating costs and expenses:
Cost of revenue (exclusive of depreciation)(1)	25,858	22,936	22,250	19,742	7,345	14,392	12,739
Selling and marketing expense(1)	306,713	225,876	160,824	133,887	124,993	206,788	154,070
General and administrative expense(1)	110,093	86,687	71,799	69,357	60,899	88,874	50,725
Product development expense(1)	20,596	16,842	11,971	10,290	9,006	12,519	9,786
Depreciation	8,419	6,593	6,520	5,174	4,665	6,214	3,798
Amortization of intangibles	3,153	3,835	9,562	9,916	2,961	4,117	1,545

Total operating costs and expenses	474,832	362,769	282,926	248,366	209,869	332,904	232,663

Operating income (loss)	24,058	(1,568)	615	(8,895)	15,109	(1,448)	8,999
Interest expense—related party	(894)	(272)	(1,112)	(2,862)	(1,075)	(3,674)	(84)
Other (expense) income, net	(699)	(398)	(94)	(529)	347	736	(499)

Earnings (loss) before income taxes	22,465	(2,238)	(591)	(12,286)	14,381	(4,386)	8,416
Income tax (provision) benefit	(11,834)	(1,758)	(1,629)	3,623	(7,559)	30,248	(4,309)

Net earnings (loss)	10,631	(3,996)	(2,220)	(8,663)	6,822	25,862	4,107
Net loss attributable to noncontrolling interests	2,497	2,671	457	200	308	1,005	1,226

Net earnings (loss) attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$13,128	$(1,325)	$(1,763)	$(8,463)	$7,130	$26,867	$5,333

Other combined financial information:
Adjusted EBITDA(2)	$44,546	$16,713	$16,453	$14,087	$31,042	$25,183	$18,636

(1)
Includes stock-based compensation expense as follows:

	Years Ended December 31,					Six Months Ended June 30,
	2016	2015	2014(a)	2013	2012	2017	2016
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$8	$50	$50	$10	$—
Selling and marketing expense	863	545	7	427	385	693	405
General and administrative expense	6,804	6,137	(767)	7,381	7,838	14,918	3,301
Product development expense	1,249	1,171	508	34	34	679	588

Total stock-based compensation expense	$8,916	$7,853	$(244)	$7,892	$8,307	$16,300	$4,294

  (a)
  Includes the impact of a true up of estimated to actual forfeitures.
(2)
In considering the financial performance of the HomeAdvisor Business, management and the chief operating decision maker analyze the primary financial performance measure of Adjusted EBITDA. Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable.

  Management of the HomeAdvisor Business believes Adjusted EBITDA is useful for analysts and investors as this measure allows a more meaningful comparison between the performance of the HomeAdvisor Business and that of its competitors. Moreover, management uses this measure internally to evaluate the performance of the HomeAdvisor Business as a whole and its individual business segments, and this measure is one of the primary metrics on which internal budgets are based and by which management is compensated. The above items are excluded from Adjusted EBITDA because these items are non-cash in nature, and management believes that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from the HomeAdvisor Business, from which capital investments are made and long-term related party debt is serviced.

  Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with GAAP. Adjusted EBITDA is not a measure of financial condition or liquidity and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, the results of operations of the HomeAdvisor Business as determined in accordance with GAAP. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business—HomeAdvisor's Principles of Financial Reporting."

  The following table reconciles operating income (loss) to Adjusted EBITDA for the periods presented:

	Years Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands)
Operating income (loss)	$24,058	$(1,568)	$615	$(8,895)	$15,109	$(1,448)	$8,999
Stock-based compensation expense	8,916	7,853	(244)	7,892	8,307	16,300	4,294
Depreciation	8,419	6,593	6,520	5,174	4,665	6,214	3,798
Amortization of intangibles	3,153	3,835	9,562	9,916	2,961	4,117	1,545

Adjusted EBITDA	$44,546	$16,713	$16,453	$14,087	$31,042	$25,183	$18,636

	As of December 31,					As of June 30,
	2016	2015	2014	2013	2012	2017
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands)
Combined balance sheet information:
Cash and cash equivalents	$36,377	$2,462	$4,585	$4,850	$2,973	$45,345
Total current assets	63,812	19,948	18,804	16,071	13,737	87,567
Total assets	295,517	203,576	200,630	190,631	180,713	372,769
Long-term debt—related party, including current portion	49,838	16,350	16,350	16,350	11,350	99,770
Total liabilities	119,123	58,692	49,818	48,293	36,978	200,317
Redeemable noncontrolling interests	13,781	17,634	6,478	—	5,469	18,713
Total shareholders' equity	162,613	127,250	144,334	142,338	138,267	153,739

 SELECTED HISTORICAL CONSOLIDATED AND CONDENSED CONSOLIDATED
FINANCIAL DATA OF ANGIE'S LIST

        The following selected historical consolidated financial information of Angie's List as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, has been derived from the audited consolidated financial statements of Angie's List, which are included in Angie's List's Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017 and is incorporated herein by reference. The following selected historical consolidated financial information of Angie's List as of December 31, 2012, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2013, has been derived from the audited consolidated financial statements of Angie's List not included in this proxy statement/prospectus.

        The following selected historical condensed consolidated financial information as of June 30, 2017, and for the six months ended June 30, 2016 and 2017, has been derived from the unaudited interim condensed consolidated financial statements of Angie's List, which are included in Angie's List's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which was filed with the SEC on July 27, 2017 and is incorporated herein by reference. The unaudited interim condensed consolidated financial statements of Angie's List have been prepared on the same basis as the audited consolidated financial statements of Angie's List and, in the opinion of Angie's List management, reflect all adjustments of a normal recurring nature, necessary for a fair presentation of this information. These historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

        The following selected historical consolidated financial and other data of Angie's List is only a summary and should be read in conjunction with the rest of the information included in this proxy statement/prospectus, including the information incorporated by reference into this proxy statement/prospectus, and in particular (i) the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Angie's List's Annual Report on Form 10-K for the year ended December 31, 2016, as well as the consolidated historical financial statements and related notes included in such Annual Report on Form 10-K, and (ii) the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Angie's List's Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, as well as the condensed consolidated historical financial statements and related notes included in such Quarterly Report on Form 10-Q. See the section entitled "Where You Can Find More Information."

	Year Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
	(in thousands, except share and per share data)
Revenue
Membership	$58,090	$67,992	$73,113	$65,307	$47,717	$21,717	$31,979
Service provider	265,239	276,133	241,898	180,335	108,082	124,165	134,937

Total revenue	323,329	344,125	315,011	245,642	155,799	145,882	166,916
Operating expenses
Operations and support(1)	40,293	56,074	52,760	40,072	27,081	15,215	22,381
Selling(1)(2)	111,046	116,027	115,210	87,688	57,170	49,510	54,815
Marketing(1)(2)	65,140	83,789	96,953	96,712	88,152	30,441	33,547
Product and technology(1)	55,990	36,661	34,039	27,570	16,870	29,218	23,357
General and administrative(1)(2)	53,954	38,316	26,411	24,681	17,559	24,595	30,820

Operating (loss) income	(3,094)	13,258	(10,362)	(31,081)	(51,033)	(3,097)	1,996
Interest expense, net	4,720	2,971	1,203	1,868	1,856	2,965	1,968
Loss on debt extinguishment	—	—	458	—	—	—	—

(Loss) income before income taxes	(7,814)	10,287	(12,023)	(32,949)	(52,889)	(6,062)	28
Income tax expense	43	44	51	40	5	20	13

Net (loss) income	$(7,857)	$10,243	$(12,074)	$(32,989)	$(52,894)	$(6,082)	$15

Net (loss) income per common share—basic(3)	$(0.13)	$0.18	$(0.21)	$(0.57)	$(0.92)	$(0.10)	$0.00
Net (loss) income per common share—diluted(3)	$(0.13)	$0.17	$(0.21)	$(0.57)	$(0.92)	$(010)	$0.00
Weighted-average number of common shares outstanding—basic	58,860,152	58,520,546	58,510,106	58,230,927	57,485,589	59,893,356	58,662,100
Weighted-average number of common shares outstanding—diluted	58,860,152	58,782,889	58,510,106	58,230,927	57,485,589	59,893,356	59,637,852

(1)
Includes non-cash stock-based compensation expense as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
	(in thousands)
Operations and support	$159	$109	$65	$64	$—	$98	$88
Selling	1,745	482	393	147	—	691	709
Marketing	372	230	205	178	—	135	227
Product and technology	1,949	931	856	136	762	1,001	875
General and administrative	10,519	7,123	6,370	3,539	2,181	4,105	5,597

Total non-cash stock-based compensation expense	$14,744	$8,875	$7,889	$4,064	$2,943	$6,030	$7,496

(2)
Prior year amounts related to marketing compensation and personnel-related costs and general marketing operating expenditures that were formerly recorded as general and administrative expense and selling expense were reclassified to marketing expense for consistency with the current period presentation. These reclassifications did not impact net income (loss) amounts previously reported.

(3)
See Note 2, "Net Income (Loss) Per Common Share," in the Notes to Consolidated Financial Statements included in Item 8 of Angie's List's Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of the computation of basic and diluted net income (loss) per common share.

	Year Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
Other Data (unaudited):
Total free memberships (end of period)(1)	2,543,705	—	—	—	—	4,303,566	152,586
Total paid memberships (end of period)(1)	2,550,941	3,297,395	3,041,651	2,484,059	1,787,394	2,083,328	3,147,566

Total memberships (end of period)	5,094,646	3,297,395	3,041,651	2,484,059	1,787,394	6,386,894	3,300,152

Gross free memberships added (in period)(2)	2,509,146	—	—	—	—	1,763,907	152,586
Gross paid memberships added (in period)(2)	348,302	1,033,222	1,242,485	1,218,258	1,092,935	24,449	317,776

Gross memberships added (in period)	2,857,448	1,033,222	1,242,485	1,218,258	1,092,935	1,788,356	470,362

Average paid membership renewal rate (in period)(3)	69%	77%	77%	78%	78%	66%	74%
Participating service providers (end of period)(4)	55,644	54,402	54,240	46,329	35,952	48,782	49,674
Total service provider contract value (end of period, in thousands)(5)	$250,588	$270,841	$249,045	$194,137	$132,646	$246,303	$258,467
Total service provider contract value backlog (end of period, in thousands)(6)	$147,335	$162,478	$153,137	$121,370	$82,145	$147,022	$151,813

(1)
Total free memberships reflects the number of free members as of the end of the period who joined subsequent to Angie's List dropping its ratings and reviews paywall in June 2016, as well as the number of former paid members who requested a change in membership status from paid to free over the same time period. Total paid memberships represents the number of paid members at the end of each period presented. Total paid memberships as of December 31, 2015, 2014, 2013 and 2012 also included a de minimis number of complimentary memberships in what formerly comprised paid markets. These complimentary memberships are no longer included in paid membership accounts and are therefore not reflected in the paid membership totals presented in the table above as of December 31, 2016 or June 30, 2017.

(2)
Gross free memberships added represents the total number of new free members added during the reporting period. For the year ended December 31, 2016, this figure includes new free members added since Angie's List dropped its ratings and reviews paywall in June 2016 but does not include former paid members who requested a change in membership status from paid to free over the same time period. Gross paid memberships added reflects the total number of new paid members added in the reporting period.

(3)
Reflects the percentage of all paid memberships expiring in the reporting period that are renewed as paid members.

(4)
Reflects the total number of service providers under contract for advertising, e-commerce or both at the end of the period.

(5)
Reflects the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation of a service provider to us, including amounts already recognized in revenue, over the stated term of the contract.

(6)
Reflects the portion of service provider contract value at the end of the period that is not yet recognized as revenue.

	As of December 31,					As of June 30,
	2016	2015	2014	2013	2012	2017
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$22,402	$32,599	$39,991	$34,803	$42,638	$38,362
Short-term investments	16,541	23,976	24,268	21,055	10,460	10,480
Working capital(1)	(20,703)	(21,324)	(13,325)	(21,672)	9,411	(13,222)
Total assets(2)	157,394	173,411	152,684	105,246	95,595	163,633
Total deferred revenue	67,993	86,014	87,579	80,438	55,331	62,648
Total debt, net(2)	57,642	57,634	57,000	14,521	14,235	58,092
Common stock and additional paid-in capital	290,250	275,512	265,962	257,572	248,392	300,681
Stockholders' equity (deficit)	4,500	(2,381)	(22,174)	(18,490)	5,319	8,834

(1)
For the purposes of the disclosure in the table above, working capital is defined as total current assets less total current liabilities.

(2)
The total assets and total debt, net, amounts reflected in the table above for the years ended December 31, 2015, 2014, 2013 and 2012 do not agree to the presentation in previous years as a result of the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2015-03 as of January 1, 2016, as further discussed in Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of Angie's List Annual Report on Form 10-K for the year ended December 31, 2016.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
ANGI HOMESERVICES INC.

        The following unaudited pro forma condensed combined financial information is based upon the historical financial statements of the HomeAdvisor Business, which are included elsewhere in this proxy statement/prospectus, as adjusted to include the pro forma impact of the recent acquisitions of controlling interests in MyHammer, HomeStars and MyBuilder, and the historical financial statements of Angie's List, which are incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the Transactions were completed on June 30, 2017. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and the year ended December 31, 2016 are presented as if the Transactions were completed on January 1, 2016.

        The pro forma adjustments give effect to the following:

  •
  the settlement of $99.8 million of existing related party debt between certain of HomeAdvisor's international subsidiaries and certain IAC international subsidiaries immediately prior to the Effective Time by: (1) the payment of $28.0 million by HomeAdvisor's international subsidiaries from cash on hand to IAC's international subsidiaries, (2) the contribution of $67.4 million by IAC to HomeAdvisor's international subsidiaries and the subsequent payment to IAC's international subsidiaries of the $67.4 million, and (3) the distribution of an intercompany note of €4.0 million, or $4.4 million, by a HomeAdvisor international subsidiary to an IAC international subsidiary;

  •
  the issuance of an Intercompany Note between IAC and ANGI Homeservices immediately prior to the Effective Time, pursuant to which, IAC or a subsidiary of IAC will provide the funds necessary to repay the outstanding balance under Angie's List's existing Term Loan, which is $60.0 million as of June 30, 2017;

  •
  the contribution of the HomeAdvisor Business by IAC to ANGI Homeservices for 414.3 million Class B shares, which together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards of ANGI Homeservices, will represent 87% to 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. IAC's ownership percentage will be dependent upon the number of Angie's List stockholders electing to receive cash consideration. Angie's List stockholders can elect cash consideration of $8.50 per share up to a cap of $130.0 million. For purposes of the unaudited pro forma combined financial information, it is assumed that no Angie's List stockholders will elect to receive the cash consideration, therefore, IAC, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will own 87% of the economic interest of ANGI Homeservices; (on a fully diluted basis, calculated using the treasury stock method); and

  •
  the consummation of the Merger as described under the section "The Transactions" and more fully in the Merger Agreement (assuming for the purposes of calculating the number of Class B shares of ANGI Homeservices to be issued to IAC pursuant to the Merger Agreement, an ANGI Unaffected Price of $11.80, which for simplicity was the closing price of Angie's List common stock on the NASDAQ on August 17, 2017).

        Immediately prior to the Effective Time, the HomeAdvisor Business will be contributed to ANGI Homeservices on a net cash free, debt free basis exclusive of any cash required to fund the Cash Consideration. As the contribution represents a transaction between entities under common control, the HomeAdvisor Business's assets and liabilities will be transferred at their historical carrying values.

        ANGI Homeservices will account for the acquisition of Angie's List pursuant to the Merger using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States ("GAAP"). ANGI Homeservices will measure the assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired, as of the Closing. The excess of the purchase price over those fair values will be recorded as goodwill.

        The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions that management believes are reasonable. The determination of the final purchase price and fair values of assets acquired and liabilities assumed will be completed following the Closing. The final purchase price and allocation may be different from that reflected in the pro forma purchase price allocation presented herein, and the differences may be material.

        The unaudited pro forma condensed combined financial information and pro forma adjustments, which are described in the accompanying notes, should be read in conjunction with the unaudited and audited combined financial statements of the HomeAdvisor Business, which are included elsewhere in this proxy statement/prospectus, and the unaudited and audited consolidated financial statements of Angie's List, which are incorporated by reference in this proxy statement/prospectus. The pro forma adjustments give effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the consolidated results of ANGI Homeservices following the Transactions. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or results of operations of ANGI Homeservices following the Merger.

        ANGI Homeservices currently intends to enter into a credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. as administrative agent and certain lenders after the Closing. The Credit Agreement is expected to provide for a five-year term loan A facility not to exceed $275 million, and to be guaranteed by ANGI Homeservice's wholly owned material domestic subsidiaries. It is expected to be secured by substantially all assets of ANGI Homeservices and the guarantors, subject to certain exceptions to be agreed. The proceeds of the Credit Agreement, if any, are expected to be used to repay indebtedness outstanding to IAC and its subsidiaries, to pay fees and expenses in connection with the Merger and for general corporate purposes, including working capital and dividends. The Credit Agreement is expected to have affirmative, negative and financial covenants to be agreed among the lenders and ANGI Homeservices. While ANGI Homeservices currently intends to enter into the Credit Agreement, it may determine not to do so. In addition, the Transactions are not contingent upon ANGI Homeservices entering into the Credit Agreement. Therefore, the Credit Agreement is not included in the unaudited pro forma condensed combined financial information and pro forma adjustments.

ANGI HOMESERVICES INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2017
(in thousands, except share amounts)

	HomeAdvisor Business	HomeAdvisor Business Financing Pro Forma Adjustments	Note	Pro Forma HomeAdvisor Business	Angie's List	Transaction Pro Forma Adjustments	Note	Pro Forma
ASSETS
Cash and cash equivalents	$45,345	$(28,000)	(a)	$66,057	$38,362	$(21,310)	(m)	$23,109
		67,411	(a)			(60,000)	(p)
		(67,411)	(a)
		60,000	(c)
		(11,288)	(d)
Short-term investments	—	—		—	10,480	—		10,480
Accounts receivable, net	29,071	—		29,071	15,006	—		44,077
Other current assets	13,151	—		13,151	20,251	(10,742)	(h)	22,660

Total current assets	87,567	20,712		108,279	84,099	(92,052)		100,326
Property and equipment, net	27,451	—		27,451	77,459	(47,611)	(h)	57,299
Goodwill	221,973	—		221,973	1,145	575,689	(h)	798,807
Intangible assets, net	27,274	—		27,274	930	306,270	(h)	334,474
Other non-current assets	8,504	—		8,504	—	—		8,504

TOTAL ASSETS	$372,769	$20,712		$393,481	$163,633	$742,296		$1,299,410

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Current maturities of long-term debt	$—	$—		$—	$3,000	$(3,000)	(p)	$—
Accounts payable	17,848	—		17,848	2,953	—		20,801
Deferred revenue	25,647	—		25,647	60,916	(14,951)	(h)	71,612
Accrued expenses and other current liabilities	48,803	(2,590)	(d)	46,213	30,452	2,000	(n)	79,407
						742	(m)

Total current liabilities	92,298	(2,590)		89,708	97,321	(15,209)		171,820
Long-term debt-related party	99,770	(28,000)	(a)	64,359	—	—		64,359
		(67,411)	(a)
		4,359	(a)
		(4,359)	(a)
		60,000	(c)
Long-term debt, net of current maturities	—	—		—	55,092	(55,092)	(p)	—
Deferred revenue, noncurrent	—	—		—	1,732	(497)	(h)	1,235
Deferred income taxes	5,721	—		5,721	—	101,420	(h)	79,698
						(27,443)	(t)
Other long-term liabilities	2,528	—		2,528	654	—		3,182
Redeemable noncontrolling interests	18,713	—		18,713	—	—		18,713
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Equity	143,977	—		143,977	8,834	(143,977)	(g)	—
						(8,834)	(h)
Class A Common stock, par value $0.001 per share (2,000,000,000 shares authorized; 61,289,000 shares issued and outstanding)	—	—		—	—	61	(i)	61
Class B Common stock, par value $0.001 per share (1,500,000,000 shares authorized; 414,343,000 shares issued and outstanding)	—	—		—	—	414	(g)	414
Class C Common stock, par value $0.001 per share (1,500,000,000 shares authorized; 0 shares issued and outstanding)	—	—		—	—	—		—
Additional paid-in capital	—	67,411	(a)	67,411	—	143,563	(g)	1,029,642
						744,499	(h)
						74,169	(t)
Retained earnings/accumulated deficit	—	(8,698)	(d)	(8,698)	—	1,908	(h)	(79,476)
						(22,052)	(m)
						(2,000)	(n)
						(46,726)	(t)
						(1,908)	(p)

Total shareholders' equity	143,977	58,713		202,690	8,834	739,117		950,641
Noncontrolling interests	9,762	—		9,762	—	—		9,762

Total shareholders' equity	153,739	58,713		212,452	8,834	739,117		960,403

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$372,769	$20,712		$393,481	$163,633	$742,296		$1,299,410

See accompanying notes to unaudited pro forma condensed combined financial statements.

ANGI HOMESERVICES INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(in thousands, except earnings per share)

	Combined HomeAdvisor Business Pro Forma(1)	HomeAdvisor Business Financing Pro Forma Adjustments	Note	Pro Forma HomeAdvisor Business	Angie's List	Transaction Pro Forma Adjustments	Note	Other Adjustments	Note	Pro Forma
Revenue	$334,558	$—		$334,558	$145,882	$—		$—		$480,440
Operating costs and expenses:
Operating costs	323,482	(3,578)	(e)	319,904	148,979	(4,894)	(k)	(3,318)	(s)	495,851
						1,873	(l)
						(4,604)	(o)
						37,911	(u)
Depreciation	6,242	—		6,242	—	—		2,959	(s)	9,201
Amortization of intangibles	4,215	—		4,215	—	22,324	(j)	359	(s)	26,898

Total operating costs and expenses	333,939	(3,578)		330,361	148,979	52,610		—		531,950

Operating income (loss)	619	3,578		4,197	(3,097)	(52,610)		—		(51,510)
Interest expense	(4,166)	4,033	(b)	(1,456)	(2,965)	2,965	(q)	—		(1,456)
		(1,323)	(f)
Other income, net	740	—		740	—	—		—		740

(Loss) earnings before income taxes	(2,807)	6,288		3,481	(6,062)	(49,645)		—		(52,226)
Income tax benefit (provision)	30,035	(2,326)	(r)	27,709	(20)	18,369	(r)	—		46,058

Net earnings (loss)	27,228	3,962		31,190	(6,082)	(31,276)		—		(6,168)
Net loss attributable to noncontrolling interests	614	—		614	—	—		—		614

Net earnings (loss) attributable to shareholders	$27,842	$3,962		$31,804	$(6,082)	$(31,276)		$—		$(5,554)

Net loss per share—Basic and Diluted										$(0.01)

(1)
Based on the historical combined financial statements of the HomeAdvisor Business, adjusted to include the pro forma impact of the acquisition of controlling interests in HomeStars and MyBuilder. Refer to the "HomeAdvisor Business Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2017."

See accompanying notes to unaudited pro forma condensed combined financial statements.

 ANGI HOMESERVICES INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands, except earnings per share)

	Combined HomeAdvisor Business Pro Forma(1)	HomeAdvisor Business Financing Pro Forma Adjustments	Note	Pro Forma HomeAdvisor Business	Angie's List	Transaction Pro Forma Adjustments	Note	Other Adjustments	Note	Pro Forma
Revenue	$521,696	$—		$521,696	$323,329	$—		$—		$845,025
Operating costs and expenses:
Operating costs	478,305	—		478,305	326,423	(6,819)	(k)	(6,329)	(s)	889,414
						296	(l)
						(127)	(o)
						97,665	(u)
Depreciation	8,599	—		8,599	—	—		5,367	(s)	13,966
Amortization of intangibles	10,840	—		10,840	—	54,404	(j)	962	(s)	66,206

Total operating costs and expenses	497,744	—		497,744	326,423	145,419		—		969,586

Operating income (loss)	23,952	—		23,952	(3,094)	(145,419)		—		(124,561)
Interest expense	(7,449)	7,174	(b)	(3,002)	(4,720)	4,720	(q)	—		(3,002)
		(2,727)	(f)			—
Other expense, net	(1,208)	—		(1,208)	—	—		—		(1,208)

Earnings (loss) before income taxes	15,295	4,447		19,742	(7,814)	(140,699)		—		(128,771)
Income tax (provision) benefit	(5,096)	(1,646)	(r)	(6,742)	(43)	52,059	(r)	—		45,274

Net earnings (loss)	10,199	2,801		13,000	(7,857)	(88,640)		—		(83,497)
Net loss attributable to noncontrolling interests	1,206	—		1,206	—	—		—		1,206

Net earnings (loss) attributable to shareholders	$11,405	$2,801		$14,206	$(7,857)	$(88,640)		$—		$(82,291)

Net loss per share—Basic and Diluted										$(0.17)

(1)
Based on the historical combined financial statements of the HomeAdvisor Business, adjusted to include the pro forma impact of the acquisition of controlling interests in MyHammer, HomeStars and MyBuilder. Refer to the "HomeAdvisor Business Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2016."

See accompanying notes to unaudited pro forma condensed combined financial statements.

ANGI HOMESERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of Transaction

        On May 1, 2017, Angie's List and IAC entered into an Agreement and Plan of Merger to combine IAC's HomeAdvisor Business and Angie's List under a new publicly traded company to be called ANGI Homeservices. The Merger Agreement provides for the acquisition of Angie's List by ANGI Homeservices by way of the merger of Casa Merger Sub, a direct wholly-owned subsidiary of ANGI Homeservices, with and into Angie's List, with Angie's List continuing as the surviving company in the Merger and a wholly-owned subsidiary of ANGI Homeservices. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and the Contribution Agreement, prior to the Closing, IAC will contribute its HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration (defined below), if any, to ANGI Homeservices in exchange for 414.3 million Class B shares which together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards of ANGI Homeservices will represent 87% to 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. IAC's ownership percentage will be dependent upon the number of Angie's List stockholders electing to receive cash. Angie's List stockholders can elect cash consideration of $8.50 per share up to a cap of $130.0 million.

        At the Effective Time of the Merger, each share of Angie's List common stock outstanding immediately prior to the Effective Time (other than shares owned or held in treasury by Angie's List, which will automatically be cancelled, retired and cease to exist for no consideration) will be converted into the right to receive, at the holder's election (i) in the case of a share of Angie's List common stock with respect to which an election to receive a Class A share of ANGI Homeservices has been properly made, one Class A share of ANGI Homeservices (the "Share Consideration") or (ii) in the case of a share of Angie's List common stock with respect to which an election to receive cash has been properly made, $8.50 in cash, without interest (the "Cash Consideration") subject to proration. Elections to receive the Cash Consideration by Angie's List stockholders will be subject to the proration procedures set forth in the Merger Agreement, such that Angie's List stockholders will receive, in the aggregate, no more than $130.0 million in cash. For further details regarding the terms and conditions of the Merger Agreement and the effects of the Merger, see the section entitled "The Merger Agreement." Each option to purchase shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the Effective Time, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the Effective Time. Each award of restricted stock units that corresponds to shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares equal to the number of shares of Angie's List common stock subject to such restricted stock unit award immediately prior to the Effective Time (assuming satisfaction of any applicable performance goals at the target performance level with respect to Angie's List performance-based restricted stock unit awards granted in June 2016). Each ANGI Homeservices restricted stock unit award will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List restricted stock unit award immediately prior to the Effective Time, except that ANGI Homeservices restricted stock unit awards corresponding to performance-based Angie's List restricted stock unit awards granted in June 2016 will vest solely on the basis of service following the Effective Time.

        A detailed discussion of the Merger Agreement and the Merger may be found in the sections of this proxy statement/prospectus entitled "The Transactions," "The Merger Agreement" and "Ancillary Agreements."

Note 2. HomeAdvisor Business Financing Pro Forma Adjustments

        Immediately prior to the Effective Time, the HomeAdvisor Business will be contributed to ANGI Homeservices on a net cash free, debt free basis exclusive of any cash required to fund the Cash Consideration.

(a)
To reflect the settlement of $99.8 million of existing related party debt between certain of HomeAdvisor's international subsidiaries and certain IAC international subsidiaries immediately prior to the Effective Time by: (1) the payment of $28.0 million by HomeAdvisor's international subsidiaries from cash on hand to IAC's international subsidiaries, (2) the contribution of $67.4 million in cash by IAC to HomeAdvisor's international subsidiaries and the subsequent payment to IAC's international subsidiaries of the $67.4 million, and (3) the distribution of an intercompany note of €4.0 million, or $4.4 million, by a HomeAdvisor international subsidiary to an IAC international subsidiary.

(b)
To eliminate the interest expense related to the debt arrangements for the HomeAdvisor Business in the amount of $4.0 million and $7.2 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

(c)
To reflect the issuance of the Intercompany Note by IAC or by a subsidiary of IAC to ANGI Homeservices immediately prior to the Effective Time in the amount of $60.0 million.

(d)
To reflect estimated transaction costs (excluding integration planning, severance, retention and other employee related costs) of approximately $12.3 million that are expected to be incurred by the HomeAdvisor Business. Approximately $3.6 million has been paid and/or accrued prior to June 30, 2017.

(e)
To reflect the elimination of costs incurred by the HomeAdvisor Business related to the Merger for the six months ended June 30, 2017 as they are not expected to have a continuing impact on the combined results.

(f)
To reflect the pro forma interest expense on the Intercompany Note in the amount of $1.3 million and $2.7 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

        The pro forma interest expense on the Intercompany Note is calculated as follows (in thousands):

	Six months ended June 30, 2017	Year ended December 31, 2016
Principal	$60,000	$60,000
Average LIBOR	1.16%	1.29%
Spread	3.25%	3.25%

Interest rate	4.41%	4.54%
Pro forma annual interest expense	$2,646	$2,727

Pro forma semi-annual interest expense	$1,323

  Amounts owed under the Intercompany Note will bear interest at a rate of three-month LIBOR plus 3.25% per annum. A 125 basis point increase or decrease in the interest rate on the Intercompany Note would increase or decrease pro forma interest expense by $38 thousand and

  $76 thousand for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively.

Note 3. Transaction Pro Forma Adjustments

(g)
To reflect the contribution of the HomeAdvisor Business to ANGI Homeservices in exchange for 414.3 million Class B shares which together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards of ANGI Homeservices will represent 87% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. For purposes of the unaudited pro forma combined financial information, it is assumed that no Angie's List stockholders will elect to receive Cash Consideration. As the contribution represents a transaction between entities under common control, the HomeAdvisor Business's assets and liabilities will be contributed at their historical carrying values and Class B common stock will be issued for the respective carrying value of the contribution.

(h)
The total preliminary estimated purchase price of approximately $746.5 million was determined based on the number of shares of Angie's List common stock and equity awards outstanding under Angie's List stock plans as of August 18, 2017, the most recent practicable in the preparation of this proxy statement/prospectus. The stock price assumed for the total preliminary purchase price is the closing price of Angie's List common stock on the NASDAQ on August 17, 2017 ($11.80 per share), the most recent practicable in the preparation of this proxy statement/prospectus. It is assumed that no Angie's List stockholders will elect to receive the Cash Consideration.

  A portion of the preliminary estimated Merger consideration has been attributed to the pro rata vested portion of Angie's List stock options and restricted stock units outstanding as of August 18, 2017, which will be converted into stock options and restricted stock units of ANGI Homeservices Class A common stock. Each option to purchase shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the Effective Time, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the Effective Time. Each award of restricted stock units that corresponds to shares of Angie's List common stock that is outstanding immediately prior to the Effective Time will, as of the Effective Time, be converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares equal to the number of shares of Angie's List common stock subject to such restricted stock unit award immediately prior to the Effective Time (assuming satisfaction of any applicable performance goals at the target performance level with respect to Angie's List performance-based restricted stock unit awards granted in June 2016). Each ANGI Homeservices restricted stock unit award will otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Angie's List restricted stock unit award immediately prior to the Effective Time, except that ANGI Homeservices restricted stock unit awards corresponding to performance-based Angie's List restricted stock unit awards granted in June 2016 will vest solely on the basis of service following the Effective Time.

  The aggregate purchase price will be based on the actual closing price per share of Angie's List common stock immediately prior to the Effective Time, and could differ, and that difference could be material, from the assumed value of $11.80 per share used to determine the total purchase price of $746.5 million, which was used to prepare these unaudited pro forma condensed combined financial statements. Generally, if the actual closing price per share of Angie's List common stock on the Closing Date is higher than the assumed amount, the actual amount recorded for goodwill would be higher; conversely, if the actual closing price is lower, the actual amount recorded for goodwill would be lower.

  Preliminary Estimated Purchase Price Calculation and Allocation

  The total preliminary estimated purchase price described above has been allocated to Angie's List's tangible and intangible assets and liabilities for purposes of these unaudited pro forma condensed combined financial statements based on their estimated relative fair values. Goodwill is calculated as the difference between the preliminary estimate of fair value of the consideration expected to be transferred and the preliminary estimates of fair value assigned to the assets acquired and liabilities assumed.

  The total preliminary estimated purchase price was calculated and allocated as follows, based on Angie's List's June 30, 2017 balance sheet (in thousands):

Calculation of allocable purchase price
Class A common stock	$723,209
Fair value of vested and the pro rata portion of the unvested converted stock options attributable to pre-combination services	18,255
Fair value of the pro rata portion of converted unvested restricted stock attributable to pre-combination services	5,004

Total purchase price	$746,468

Allocation of purchase price
Net assets acquired	$8,834
Record estimated fair value step-up of identifiable definite and indefinite-lived intangible assets	306,270
Adjust deferred revenue to fair value	15,448
Write off Angie's List sales commissions historically capitalized by Angie's List	(10,742)
Write off historical cost of Angie's List developed technology	(47,611)
Established deferred tax liability	(101,420)
Goodwill	575,689

Total allocation of purchase price	$746,468

  The preliminary estimated fair value of identifiable intangible assets acquired consists of the following (in thousands):

	Preliminary Fair Value	Estimated Useful Life (in years)
Trade names and trademarks	$129,000	Indefinite
Developed technology	64,200	6
User base	10,000	1
Service providers	88,500	3
Memberships	15,500	3

Total intangible assets acquired	307,200
Historical intangible assets of the HomeAdvisor Business	27,274

Total pro forma intangible assets at June 30, 2017	$334,474

        The estimated deferred tax liability is calculated as follow (in thousands):

Step-up of identifiable definite and indefinite-lived intangible assets	$258,659
Step-down of deferred revenue	15,448

Subtotal	274,107
Tax rate	37%

Estimated deferred tax liability at June 30, 2017	$101,420

  The allocation of the purchase price to the assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial statements is based on the preliminary estimates using assumptions that management of the HomeAdvisor Business believes are reasonable. The determination of the final purchase price fair values of assets acquired and liabilities assumed will be completed following the Closing. The final purchase price and allocation may be different from that reflected in the pro forma purchase price allocation presented herein and the differences may be material. As a result, the final acquisition accounting adjustments, could differ materially from the pro forma adjustments presented herein. Any increase or decrease in the fair value of Angie's List's tangible and identifiable intangible assets and liabilities as compared to the information shown herein would also change the portion of purchase price allocable to goodwill.

(i)
To record the par value related to shares of ANGI Homeservices Class A common stock issued to former Angie's List stockholders as Share Consideration in the Merger.

(j)
To reflect the incremental amortization associated with the preliminary valuation of the definite-lived intangible assets acquired in connection with the acquisition of Angie's List. The assets are being amortized on a straight-line basis based upon the estimated useful lives in the table above.

(k)
To reflect the elimination of historical depreciation expense relating to Angie's List capitalized software that was reflected as developed technology in purchase accounting.

(l)
To reflect the increase in sales commission expense resulting from conforming Angie's List's accounting policy for sales commission to the HomeAdvisor Business's accounting policy, which is to expense sales commission as incurred. Angie's List has historically capitalized its sales commissions. This adjustment reflects the impact to the statement of operations for the six months ended June 30, 2017 and the year ended December 31, 2016.

(m)
To reflect estimated transaction costs of approximately $25.2 million that are expected to be incurred by Angie's List. Approximately $4.6 million has been paid and/or accrued prior to June 30, 2017.

(n)
To reflect a liability for certain retention bonuses that are expected to be probable and reasonably estimable as of the Closing date pursuant to the Merger Agreement. The Merger Agreement provides for payments of up to $2 million, 50% of which is payable on the Closing and the remaining 50% is payable 90 days following the Closing, in each case subject to continued employment through the payment dates. Unpaid amounts with respect to such payments shall become immediately payable upon a termination of employment without cause following the Closing. The $2 million pro forma balance sheet adjustment represents the accrual for the entire expected payment of $2 million.

(o)
To reflect the elimination of costs incurred by Angie's List related to the Merger for the six months ended June 30, 2017 and for the year ended December 31, 2016 as they are not expected to have a continuing impact on the combined results.

(p)
To reflect the repayment of the existing debt of Angie's List, current maturity of $3.0 million and long-term portion of $57.0 million, as well as the write-off of $1.9 million of related unamortized deferred financing costs.

(q)
To eliminate the historical interest expense related to Angie's List Term Loan in the amount of $3.0 million and $4.7 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

The calculation of the estimated purchase price in adjustment (h) above assumes that all common shareholders of Angie's List elect to receive the Share Consideration in exchange for their common shares of Angie's List because the closing trading price of Angie's List of $11.80 as of August 17, 2017, which is the assumed purchase price, is in excess of the Cash Consideration of $8.50 per Angie's List common share by $3.30. The maximum Cash Consideration is $130.0 million or 15,294,118 shares at $8.50 per share. In order to illustrate the potential impact of the Cash Consideration being elected by certain Angie's List shareholders, we have assumed that the maximum Cash Consideration has been elected in the tables below. In summary, the impact would be (i) a reduction in the purchase price, shareholders' equity and goodwill of $50.5 million and (ii) a reduction of 15,294,118 in the number of ANGI Homeservices Class A shares issued to common shareholders of Angie's List and a corresponding increase in the number of Class B shares issued to IAC/InterActiveCorp in exchange for funding the maximum Cash Consideration of $130.0 million.

  Reduction in purchase price assuming maximum Cash Consideration is elected

(in thousands, except per share amounts)
Assumed per share value of Share Consideration	$11.80
Per share value of Cash Consideration	8.50

Reduction in assumed per share price for Angie's List shareholders electing Cash Consideration	(3.30)
Maximum Angie's List shares that can be tendered for Cash Consideration	15,294

Reduction in purchase price which would be allocated to goodwill	$(50,470)

  Reduction in Class A shares and increase in Class B shares if maximum Cash Consideration is elected

	Class A shares— Issued to Angie's List common shareholders	Class B shares— Issued to IAC/InterActiveCorp
	(In thousands)
Shares issued if all shareholders elect Share Consideration	61,289	414,343
Reduction in Class A shares and increase in Class B shares assuming maximum Cash Consideration is elected	(15,294)	15,294

Total common shares issued	45,995	429,637

Note 4. Other Adjustments

(r)
Reflects the income tax effect of pro forma adjustments based on the estimated statutory tax rate of 37%.

(s)
To reclassify depreciation and amortization expense historically recorded in operating expenses by Angie's List to depreciation and amortization expense to conform to the HomeAdvisor Business presentation.

Note 5. Conversion of Employee Equity Awards Outstanding as of the Effective Time

        As a result of the Transactions, the outstanding employee equity awards as of the Effective Time of Angie's List and HomeAdvisor (US) will be converted into awards that are exercisable for Class A shares of ANGI Homeservices. The pro forma adjustments related to the conversion of these awards are described below.

Existing Angie's List Employee Equity Awards

        As described in adjustment (h) above, the estimated fair value of the vested portion of Angie's List stock options and restricted stock units outstanding as of the Effective Time that will be converted into stock options and restricted stock units of ANGI Homeservices Class A common stock is included as part of the estimated purchase price.

        The estimated fair value of Angie's List unvested stock options and restricted stock units outstanding as of the Effective Time that will be converted into stock options and restricted stock units of ANGI Homeservices Class A common stock will be amortized to expense over the remaining vesting period of these awards.

Existing HomeAdvisor (US) Equity Awards

        Upon completion of the Transactions, the outstanding vested and unvested stock appreciation rights that are denominated in the common stock of HomeAdvisor (US) will be converted into awards that are exercisable for Class A shares of ANGI Homeservices immediately following the Effective Time.

        The incremental fair value arising from the conversion of the outstanding vested HomeAdvisor (US) stock appreciation rights will be recorded as a one-time nonrecurring expense immediately following the Effective Time.

        The incremental fair value arising from the conversion of outstanding unvested HomeAdvisor (US) stock appreciation rights will be amortized to expense over the remaining vesting period. In addition to adjustment (h) above, the pro forma adjustments related to the conversion of these awards are described below.

(t)
To reflect a one-time stock-based compensation charge of $74.2 million resulting from the conversion of existing vested HomeAdvisor (US) equity awards into awards that are exercisable for Class A shares of ANGI Homeservices immediately following the Effective Time and the related deferred tax asset of $27.4 million.

(u)
To reflect the incremental stock-based compensation expense related to the conversion of existing unvested HomeAdvisor (US) and Angie's List denominated equity awards into equity awards of ANGI Homeservices Class A common stock. The total fair value of the converted Angie's List unvested stock options and restricted stock units and the incremental fair value arising from the conversion of outstanding HomeAdvisor (US) unvested stock appreciation rights into awards that are exercisable for Class A shares of ANGI Homeservices outstanding as of the Effective Time will be amortized to expense over the remaining vesting period of these awards. The total estimated expense of $206.8 million ($138.8 million related to HomeAdvisor (US) equity awards and

  $68.0 million related to Angie's List equity awards) will be amortized to expense over the remaining vesting period of approximately four years.

Note 6. Pro Forma Shares

        The basic and diluted pro forma net loss per share is based on the estimated number of shares of ANGI Homeservices common stock to be issued in relation to the Merger.

        For the six months ended June 30, 2017 and the year ended December 31, 2016, the calculation of the number of shares used in the computation of pro forma basic and diluted net loss per share is as follows (in thousands):

	Class A	Class B	Combined
Pro forma basic and diluted shares outstanding	61,289	414,343	475,632

        Pro forma basic and diluted shares outstanding are the same as the Company is in a pro forma net loss position for the six months ended June 30, 2017 and the year ended December 31, 2016.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
HOMEADVISOR BUSINESS AND MYHAMMER, MYBUILDER AND HOMESTARS

        The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 are based on the historical financial statements of the HomeAdvisor Business after giving effect to the acquisition of controlling interests in MyHammer on November 3, 2016, HomeStars on February 8, 2017, and MyBuilder on March 24, 2017 (collectively, the "Acquisitions"), and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 gives effect to the acquisitions of MyBuilder and HomeStars. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 are presented as if the Acquisitions were completed on January 1, 2016.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 are not intended to be indicative of the results of operations of the HomeAdvisor Business that would have been reported had the Acquisitions been completed as of the date presented, and should not be taken as a representative of the future results of operations of the HomeAdvisor Business. The unaudited pro forma condensed combined statement of operations have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the HomeAdvisor Business condensed combined results of operations actually would have been had the Acquisitions been completed as of the date indicated. In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future combined operating results of the HomeAdvisor Business.

        Pursuant to the acquisition method of accounting, the purchase prices as described in Note 3 below to the unaudited pro forma condensed combined statement of operations, have been allocated to assets acquired and liabilities assumed based on their respective fair values. The pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined statement of operations.

        Since the Acquisitions were completed prior to June 30, 2017, the HomeAdvisor Business balance sheet as of June 30, 2017 already reflects the Acquisitions and, therefore, no pro forma balance sheet is presented.

 HOMEADVISOR BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(in thousands)

	HomeAdvisor Business	Combined Results of HomeStars and MyBuilder	Acquisitions Pro Forma Adjustments	Note	Combined HomeAdvisor Business Pro Forma
Revenue	$331,456	$3,102	$—		$334,558
Operating costs and expenses:
Operating costs	322,573	2,069	(1,129)	(b)	323,482
			(31)	(c)
Depreciation	6,214	28	—		6,242
Amortization of intangibles	4,117	3	95	(a)	4,215

Total operating costs and expenses	332,904	2,100	(1,065)		333,939

Operating (loss) income	(1,448)	1,002	1,065		619
Interest expense	(3,674)	—	(492)	(d)	(4,166)
Other income, net	736	4	—		740

(Loss) earnings before income taxes	(4,386)	1,006	573		(2,807)
Income tax benefit (provision)	30,248	—	(213)	(e)	30,035

Net earnings	25,862	1,006	360		27,228
Net loss (earnings) attributable to noncontrolling interests	1,005	—	(391)	(f)	614

Net earnings attributable to shareholders	$26,867	$1,006	$(31)		$27,842

See accompanying notes to unaudited pro forma condensed combined financial statements.

 HOMEADVISOR BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

	HomeAdvisor Business	Combined Results of MyHammer, HomeStars and MyBuilder	Acquisitions Pro Forma Adjustments	Note	Combined HomeAdvisor Business Pro Forma
Revenue	$498,890	$22,806	$—		$521,696
Operating costs and expenses:
Operating costs	463,260	16,802	(2,113)	(b)	478,305
			356	(c)
Depreciation	8,419	180	—		8,599
Amortization of intangibles	3,153	11	7,676	(a)	10,840

Total operating costs and expenses	474,832	16,993	5,919		497,744

Operating income	24,058	5,813	(5,919)		23,952
Interest expense	(894)	(22)	(6,533)	(d)	(7,449)
Other expense, net	(699)	(509)	—		(1,208)

Earnings before income taxes	22,465	5,282	(12,452)		15,295
Income tax (provision) benefit	(11,834)	2,133	4,605	(e)	(5,096)

Net earnings	10,631	7,415	(7,847)		10,199
Net loss (income) attributable to noncontrolling interests	2,497	(841)	(450)	(f)	1,206

Net earnings attributable to shareholders	$13,128	$6,574	$(8,297)		$11,405

See accompanying notes to unaudited pro forma condensed combined financial statements.

HOMEADVISOR BUSINESS
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Note 1. Description of Transactions

        On November 3, 2016, the HomeAdvisor Business acquired a 70% voting interest in MyHammer Holding AG ("MyHammer"), the leading home services marketplace in Germany. On February 8, 2017, the HomeAdvisor Business acquired a 90% voting interest in HomeStars Inc. ("HomeStars"), a leading home services platform in Canada. On March 24, 2017, the HomeAdvisor Business acquired a 75% voting interest in MyBuilder Limited ("MyBuilder"), a leading home services platform in the United Kingdom.

Note 2. Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined statement of operations were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase prices are allocated to the underlying MyHammer, HomeStars, and MyBuilder tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the closing date of the acquisitions with any excess purchase price allocated to goodwill. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 are presented as if the Acquisitions were completed on January 1, 2016.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and for year ended December 31, 2016 are not intended to represent or be indicative of the results of operations of the HomeAdvisor Business that would have been reported had the Acquisitions been completed as of the dates presented, and should not be taken as representative of the future results of operations of the HomeAdvisor Business.

Note 3. Pre-Merger Pro Forma Adjustments

  Estimated Purchase Price and Preliminary Purchase Price Allocation

        The HomeAdvisor Business acquired a (i) 70% voting interest in MyHammer for a total purchase price of €17.7 million (or $19.7 million); (ii) 90% voting interest in HomeStars for a total purchase price of $16.6 CAD million (or $12.7 million); and (iii) 75% voting interest in MyBuilder for a total purchase price of £32.6 million (or $40.7 million).

        In each case the purchase prices were based on the targets' expected financial performance, not on the value of the net identifiable assets at the time of acquisition. This resulted in a significant portion of the purchase prices being attributed to goodwill because the targets are believed to be complementary and synergistic to the existing HomeAdvisor Business.

        The following pro forma adjustments are included in the unaudited pro forma condensed combined statement of operations:

  (a)
  To reflect incremental amortization expense associated with the valuation of the definite-lived intangible assets acquired in the Acquisitions. The assets are being amortized on a straight-line basis based on their estimated useful lives.

  (b)
  To reflect the elimination of transaction related costs incurred by the HomeAdvisor Business related to the Acquisitions in the amount of $1.1 million and $2.1 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

  (c)
  To recognize incremental pro forma non-cash compensation expense resulting from the acquisition of HomeStars in the amount of $31 thousand and $0.4 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

  (d)
  To reflect the additional interest expense resulting from the Acquisitions.

  (e)
  To reflect the income tax effect of pro forma adjustments based on the estimated statutory tax rate of 37%.

  (f)
  To reflect the impact of the pro forma adjustments to the noncontrolling interests.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF ANGI HOMESERVICES
FOLLOWING THE MERGER

Executive Officers Following the Merger

        The following table sets forth information as of the date of this proxy statement/prospectus regarding individuals who are expected to serve as executive officers of ANGI Homeservices following the completion of the Merger.

Name	Age	Position
Chris Terrill	49	Chief Executive Officer
Glenn H. Schiffman	48	Chief Financial Officer
William B. Ridenour	44	Chief Technology Officer and Chief Product Officer
Craig Smith	41	President and Chief Operating Officer
Allison Lowrie	39	Chief Marketing Officer
Jeffrey W. Kip	49	Chief Executive Officer, HomeAdvisor International

Executive Biographies

        Chris Terrill, age 49, is the Chief Executive Officer of the HomeAdvisor Business. He has served in that role since May 2011. Prior thereto, he held senior marketing positions at Nutrisystem.com, the leader in the direct-to-consumer diet space, serving as its Chief Marketing Officer and Executive Vice President of e-Commerce from June 2009 to May 2011 and Senior Vice President of e-Commerce from January 2007 to June 2009. For one year prior to joining Nutrisystem.com, he served as Vice President of Product and Marketing for Blockbuster.com, the online division of Blockbuster Inc. Additionally, he spent six years with Match.com where he held several senior marketing roles, his last being Vice President of New Brands & Verticals, where he developed and launched new online brands, including Chemistry.com. Mr. Terrill has served on the board of directors of Realogy Holdings Corp. since July 2016.

        Glenn H. Schiffman, age 48, has served as Executive Vice President and Chief Financial Officer of IAC since April 2016. Prior to joining IAC, Mr. Schiffman served as Senior Managing Director at Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, since March 2013. Prior to his tenure at Guggenheim Securities, Mr. Schiffman was a partner at The Raine Group, a merchant bank focused on advising and investing in the technology, media and telecommunications industries, from September 2011 to March 2013. Prior to joining The Raine Group, Mr. Schiffman served as Co-Head of the Global Media group at Lehman Brothers from 2005 to 2007 and Head of Investment Banking Asia-Pacific at Lehman Brothers (and subsequently Nomura) from April 2007 to January 2010, as well as Head of Investment Banking, Americas from January 2010 to April 2011 for Nomura. Mr. Schiffman's roles at Nomura followed Nomura's acquisition of Lehman's Asia business in 2008. In his not-for-profit affiliations, Mr. Schiffman is a member of the National Committee on United States-China Relations and serves as a Member of the Board of Visitors for the Duke University School of Medicine. Mr. Schiffman has served on the board of directors of Match Group, Inc. since September 2016.

        William B. Ridenour, age 44, has served as the Chief Technology Officer and Chief Product Officer of HomeAdvisor (US) since November 2011. In that role, Mr. Ridenour manages web and mobile product strategy, product design and development, and technology operations for HomeAdvisor (US). He also manages operations of HomeAdvisor (US)'s North American subsidiaries. Prior to joining HomeAdvisor (US), Mr. Ridenour was the Senior Vice President of eCommerce at Nutrisystem, Inc. from April 2007 through November 2011.

        Craig Smith, age 41, has served as the President and Chief Operating Officer of HomeAdvisor (US) since July 2000. In that role, Mr. Smith oversees operations including HomeAdvisor (US)'s sales force. Prior to joining HomeAdvisor (US), Mr. Smith worked as an investment analyst for the El Pomar Foundation from June 1997 to July 2000.

        Allison Lowrie, age 39, has served as the Chief Marketing Officer of HomeAdvisor (US) since March 2015. Prior to serving in this role, Ms. Lowrie served in various senior marketing positions at HomeAdvisor (US) from May 2010 to March 2015. In her current role, Ms. Lowrie specializes in brand management, customer acquisition, communications and marketing intelligence. Prior to joining HomeAdvisor (US), Ms. Lowrie acted as the Director of Advertising Products at Cars.com from November 2004 to May 2010.

        Jeffrey W. Kip, age 49, has been Chief Executive Officer of HomeAdvisor International since April 2016. Prior to serving in this role, Mr. Kip served as Chief Financial Officer of IAC from March 2012 to April 2016. Before joining IAC, Mr. Kip served as Executive Vice President, Chief Financial Officer of Panera Bread Company, a national bakery-cafe concept in the United States and Canada ("Panera"), from May 2006 to March 2012. From November 2003 until May 2006, Mr. Kip served as Panera's Vice President, Finance and Planning and as Vice President, Corporate Development from May 2003 until November 2003. From November 2002 until April 2003, Mr. Kip served as an Associate Director and Director at UBS, an investment banking firm, and from August 1999 until November 2002, Mr. Kip was an Associate at Goldman Sachs, an investment banking firm.

Board of Directors Following the Merger

        Upon the completion of the Transactions, ANGI Homeservices expects, and the Merger Agreement provides, that the ANGI Homeservices board of directors will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to the NASDAQ Rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors. The directors selected by Angie's List will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve. The Merger Agreement further provides that the chairman of the board of directors of ANGI Homeservices will be Joseph Levin.

        The following table sets forth information as of the date of this proxy statement/prospectus regarding individuals who are expected to serve as members of the ANGI Homeservices board of directors upon completion of the Transactions. One additional director is expected to be named prior to the completion of the Transactions.

Name	Age	Position
Joseph Levin	37	Chairman of the Board, Director
Thomas R. Evans	63	Director
Alesia J. Haas	40	Director
Angela R. Hicks Bowman	44	Director
Glenn H. Schiffman	48	Director
Mark Stein	49	Director
Chris Terrill	49	Director
Suzy Welch	57	Director
Gregg Winiarski	46	Director

Non-Executive Director Biographies

        Joseph Levin, age 37, has been a director and Chief Executive Officer of IAC since June 2015. Prior to his appointment as Chief Executive Officer of IAC, Mr. Levin served as Chief Executive

Officer of IAC Search & Applications, overseeing the desktop software, mobile applications, and media properties that comprised IAC's former Search & Applications segment, since January 2012. From November 2009 to January 2012, Mr. Levin served as Chief Executive Officer of Mindspark Interactive Network, an IAC subsidiary that builds, markets and delivers a wide range of consumer software products, and previously served in various capacities at IAC in Strategic Planning, Mergers & Acquisitions and Finance since joining IAC in 2003. Prior to joining IAC, Mr. Levin worked in the Technology Mergers & Acquisitions group for Credit Suisse First Boston (now Credit Suisse) advising public and private technology and e-commerce companies on a variety of transactions. Mr. Levin has served on the board of directors of Match Group, Inc. since October 2015 and of Groupon, Inc. since March 2017, as well as on the boards of directors of LendingTree, Inc. from August 2008 through November 2014 and The Active Network beginning prior to its 2011 initial public offering through its sale in December 2013.

        Thomas R. Evans, age 63, has served the board of directors of Angie's List since February 2016. Mr. Evans was the President and Chief Executive Officer of Bankrate, Inc. (NYSE: RATE), an internet publisher of consumer financial content and rate information from 2004 through 2013. In 2009, Mr. Evans took Bankrate through a $580 million go-private transaction with Apax Partners, a London-based private equity firm. Less than two years later, Mr. Evans led Bankrate through a $1.5 billion initial public offering. Mr. Evans also served on Bankrate's board of directors before retiring as Chief Executive Officer and as a member of their board at the end of 2013. In 2014 and 2015, Mr. Evans served as an advisor to Bankrate's board of directors. From 1999 to 2003, Mr. Evans served as Chairman and Chief Executive Officer of Official Payments Corp., an internet company specializing in processing consumer credit card payments for government taxes, fees and fines online. From March 1998 to June 1999, Mr. Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal websites on the internet. Prior to his internet experience, Mr. Evans was a 20-year veteran of the magazine business. From January 1991 to February 1998, Mr. Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report, Mr. Evans served as President of The Atlantic Monthly (1996 to 1998) and as President and Publisher of Fast Company (1995 to 1998), a magazine launched in 1995. Mr. Evans previously served as a director of Millennial Media, Inc. (NYSE: MM), a public mobile marketplace company, in 2014 to November 2015 and as a director of Future Fuel Corp. (NYSE: FF), a public chemical manufacturing company, from 2005 until September 2015. Mr. Evans currently serves as a director of Shutterstock, Inc. (NYSE: SSTK). Mr. Evans received a Bachelor of Science degree in Business Administration from Arizona State University.

        Alesia J. Haas, 40, has served as the Chief Financial Officer of Och Ziff Capital Management LLC since December 2016 and served from January 2013 until August 2015 as Chief Financial Officer of OneWest Bank, NA, a $22 billion commercial bank, which was acquired by CIT Group Inc. in August 2015. She was formerly the Interim Chief Financial Officer of OneWest Bank from September 2012 until January 2013, and Head of Strategy for OneWest Bank from March 2009 to August 2015, and her prior experience includes various investment banking, strategy and other roles with Merrill Lynch and General Electric. Ms. Haas served on the Board of Directors of Sears Holding Corp. from February 2016 to December 2016.

        Angela R. Hicks Bowman, age 44, who goes by Angie Hicks, is the co-founder of Angie's List, and has served as its Chief Marketing Officer since May 2000 and on its board of directors since March 2013. As the sole employee in June 1995, Ms. Hicks Bowman started what would become Angie's List in Columbus, Ohio, serving as President from the inception of Angie's List in June 1995 until December 1998. She took a leave of absence from her position as President from December 1998 to May 2000 to pursue a Master of Business Administration. Ms. Hicks Bowman holds a Bachelor of Arts in Economics from DePauw University and a Master of Business Administration from Harvard Business School.

        Mark Stein, age 49, has served as Executive Vice President and Chief Strategy Officer of IAC since January 2016 and prior to that time, served as Senior Vice President and Chief Strategy Officer of IAC from September 2015. Mr. Stein previously served as both Senior Vice President of Corporate Development at IAC (from January 2008) and Chief Strategy Officer of IAC Search & Applications, the desktop software, mobile applications and media properties that comprised IAC's former Search & Applications segment (from November 2012). Prior to his service in these roles, Mr. Stein served in several other capacities for IAC and its businesses, including as Chief Strategy Officer of Mindspark Interactive Network from 2009 to 2012, and prior to that time as Executive Vice President of Corporate and Business Development of IAC Search & Media. Mr. Stein has served on the board of directors of Match Group, Inc. since November 2015.

        Suzy Welch, age 57, is a business journalist and public speaker. Ms. Welch is the author of the New York Times bestseller 10-10-10: A Life Transforming Idea, a guide to values-driven decision making. With her husband, Jack Welch, Ms. Welch is also the author of the international best-sellers, The Real Life MBA and Winning. In addition to her writing and public speaking, Ms. Welch has served as a television commentator for numerous networks since 2002, and exclusively for NBC and CNBC since 2015. She is also a contributing editor for LinkedIn, anchoring major editorial projects. Since 2010, Ms. Welch has also served as a curriculum advisor for the Jack Welch Management Institute, which she and her husband co-founded. Ms. Welch began her career working as a reporter for The Miami Herald from September 1981 through June 1985, after which she attended Harvard Business School, where she graduated as a Baker Scholar in 1988. She then worked as a management consultant at Bain & Co., before joining the Harvard Business Review as a senior editor in January 1995. She was named editor-in-chief in 2001, serving in that position until April 2002. Ms. Welch serves on several private company and non-profit boards, including the board of directors of the Humane Society of the United States, on which Ms. Welch has served since September 2015.

        Gregg Winiarski, age 46, has served as Executive Vice President, General Counsel and Secretary of IAC since February 2014 and previously served as Senior Vice President, General Counsel and Secretary of IAC from February 2009 to February 2014. Mr. Winiarski previously served as Associate General Counsel of IAC from February 2005, during which time he had primary responsibility for all legal aspects of IAC's mergers and acquisitions and other transactional work. Prior to joining IAC in February 2005, Mr. Winiarski was an associate with Skadden, Arps, Slate, Meagher & Flom LLP, a global law firm, from 1996 to February 2005. Prior to joining Skadden, Mr. Winiarski was a certified public accountant with Ernst & Young in New York. Mr. Winiarski has served on the board of directors of Match Group, Inc. since October 2015.

 CORPORATE GOVERNANCE OF ANGI HOMESERVICES FOLLOWING THE MERGER

Status as Controlled Company

        Upon completion of the Transactions, IAC will continue to control a majority of the voting power of ANGI Homeservices' outstanding capital stock. As a result, ANGI Homeservices will be a "controlled company" under the NASDAQ Rules. As a controlled company, ANGI Homeservices will be exempt from the obligation to comply with certain corporate governance requirements under the NASDAQ Rules, including the requirements that:

  •
  a majority of its board of directors be "independent" directors, as defined under the NASDAQ Rules;

  •
  it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  it have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        ANGI Homeservices will agree in the Investor Rights Agreement to avail itself of the exemptions available to a controlled company so long as IAC's voting interest in ANGI Homeservices exceeds 50% (unless otherwise agreed to in advance by IAC). ANGI Homeservices does not currently intend to establish a separate nominating/governance committee, and nomination and corporate governance functions will be managed by the full board of directors until the NASDAQ Rules change, ANGI Homeservices ceases to be a "controlled company" or ANGI Homeservices otherwise determines to do so (subject to IAC's consent if required under the Investor Rights Agreement). The "controlled company" exemption does not modify the independence requirements for the audit committee of the ANGI Homeservices board of directors, and ANGI Homeservices will comply with the requirements of the SEC and the NASDAQ Rules requiring that its audit committee be composed exclusively of independent directors.

Initial Board of Directors and Post-Closing Nomination Procedures

        The Merger Agreement provides that the board of directors of ANGI Homeservices upon the completion of the Transactions will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ rules and the Exchange Act, and two directors selected by Angie's List from the Angie's List board of directors. The directors selected by Angie's List will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve. For a description of IAC's rights following the completion of the Transactions to nominate directors and the procedure for selecting any successor(s) to Ms. Hicks Bowman and Mr. Evans prior to the date the 2020 annual meeting of stockholders of ANGI Homeservices is held, see the section entitled "Ancillary Agreements—Investor Rights Agreement."

Director Independence

        Pursuant to the NASDAQ Rules, the ANGI Homeservices board of directors will have a responsibility to make an affirmative determination that those members of its board of directors that serve as independent directors do not have any relationships with ANGI Homeservices and its businesses that would impair their independence. In addition to determining whether each director satisfies the independence requirements set forth in the NASDAQ Rules, in the case of members of the audit and compensation committees of the ANGI Homeservices board of directors, the board of directors will also have to make an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and the NASDAQ Rules for audit committee members and by the SEC, the NASDAQ Rules and the Internal Revenue Service for compensation committee members. In connection with these determinations, the board of directors will review information regarding transactions, relationships and arrangements involving ANGI Homeservices and its businesses and each of its directors that the board of directors deems relevant to independence, including those required by the NASDAQ Rules and the rules of the SEC and the Internal Revenue Service, as applicable. This information is obtained from director responses to a questionnaire that will be circulated by the management of ANGI Homeservices, the records of ANGI Homeservices and publicly available information. Following these determinations, the management of ANGI Homeservices will monitor those transactions, relationships and arrangements that are relevant to such determinations, as well as solicit updated information potentially relevant to independence from internal personnel and directors, in order to determine whether there have been any developments that could potentially have an adverse impact on prior independence determinations by the board of directors.

Compensation Committee Interlocks and Insider Participation

        The ANGI Homeservices board of directors will establish a compensation committee. It is expected that no member of ANGI Homeservices' compensation committee (once formed) will be or will have been, during 2016, an officer or employee of ANGI Homeservices or IAC or will have engaged in any transaction in which ANGI Homeservices or IAC was a participant of the type that is required to be disclosed under Item 404 of Regulation S-K. It is expected that no interlocking relationship will exist between the ANGI Homeservices board of directors and its compensation committee and the board of directors or compensation committee of any other company.

Committees of the ANGI Homeservices Board of Directors

        The ANGI Homeservices board of directors will establish standing committees in connection with the discharge of its responsibilities. Upon the commencement of the trading of the Class A shares of ANGI Homeservices on NASDAQ, these committees will include an audit committee and a compensation committee. The ANGI Homeservices board of directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and the corporate governance documents of ANGI Homeservices.

Audit Committee

        The audit committee will function pursuant to a written charter adopted by the ANGI Homeservices board of directors. The audit committee will be appointed by the board of directors to assist the board with a variety of matters described in the audit committee charter, which include monitoring: (i) the integrity of the financial statements of ANGI Homeservices, (ii) the effectiveness of ANGI Homeservices' internal control over financial reporting, (iii) the qualifications and independence of ANGI Homeservices' independent registered public accounting firm, (iv) the performance of ANGI Homeservices' internal audit function and independent registered public accounting firm, (v) the risk assessment and risk management policies of ANGI Homeservices as they relate to financial and other risk exposures, and (vi) compliance with legal and regulatory requirements. In fulfilling its purpose, the audit committee will maintain free and open communication among itself, ANGI Homeservices' independent registered public accounting firm, its internal auditors and management. In addition, the Investor Rights Agreement will provide that the audit committee will be responsible (i) for compliance with Section 5630 of the NASDAQ Rules or any successor thereto, whether or not ANGI Homeservices ceases to be listed on the NASDAQ, and (ii) for reviewing any proposed amendments or waivers by ANGI Homeservices of any term of the Ancillary Agreements (other than immaterial amendments and waivers).

        Upon the commencement of the trading of the Class A shares of ANGI Homeservices on NASDAQ, the audit committee will be composed solely of members who satisfy the applicable independence and other requirements of the NASDAQ Rules and the SEC for audit committees, and at least one of its members will be an "audit committee financial expert." Moreover, the Investor Rights Agreement will provide that, up until the date on which the 2020 annual meeting of ANGI Homeservices stockholders is held, at least one of the members of the audit committee will be either Thomas R. Evans or Angela R. Hicks Bowman (if he or she meets the requirements for service), or any successor to either of them appointed pursuant to the terms of the Investor Rights Agreement and qualified to serve, as further described in the section entitled "Ancillary Agreements—Investor Rights Agreement."

Compensation Committee

        The compensation committee will function pursuant to a written charter adopted by the ANGI Homeservices board of directors. The compensation committee will be appointed by the board of directors to assist the board with all matters relating to the compensation of the executive officers of ANGI Homeservices and will have overall responsibility for approving and evaluating all compensation plans, policies and programs of the company as they affect the executive officers of ANGI Homeservices. The compensation committee will have the ability to form and delegate authority to subcommittees, as well as delegate authority to one or more of its members. The compensation committee will also have the ability to delegate the authority to make grants of equity based compensation to eligible individuals (other than directors or executive officers) to one or more of the executive officers of ANGI Homeservices to the extent allowed under applicable law.

        Upon the commencement of the trading of the Class A Shares of ANGI Homeservices on NASDAQ, the compensation committee will be composed solely of members who satisfy the applicable independence and other requirements of the NASDAQ Rules, the SEC and the Internal Revenue Service for compensation committee members.

Code of Business Conduct and Ethics

        Prior to the completion of the Transactions, the ANGI Homeservices board of directors will adopt a code of business conduct and ethics that will apply to all of the directors, officers and employees of ANGI Homeservices, including the principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics will be available upon written request to the corporate secretary or on the ANGI Homeservices website, which is expected to be made available at www.ANGIHomeservices.com following the completion of the Transactions. If ANGI Homeservices amends or grants any waiver from a provision of its code of ethics that applies to its directors or executive officers, ANGI Homeservices will publicly disclose such amendment or waiver on its website and as required by applicable law, including by filing a Current Report on Form 8-K.

INFORMATION ABOUT THE HOMEADVISOR BUSINESS

About the HomeAdvisor Business

        The HomeAdvisor Business, which is sometimes referred to in this section as "HomeAdvisor" for simplicity, is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local prescreened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), Germany (MyHammer), France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder). The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 15.7 million service requests from homeowners in the United States during the twelve months ended June 30, 2017.

        The HomeAdvisor Business operates in two segments: (i) North America, which is comprised of the brands HomeAdvisor, HomeStars, Felix and mHelpDesk, and (ii) Europe, which is comprised of the brands MyHammer, Travaux.com, Werkspot, Instapro and myBuilder.

The Home Services Market

        The HomeAdvisor Business serves a large and growing market. The total value of the home services market in the United States, in particular, is estimated to be approximately $400 billion, according to Cowen and Company. According to the U.S. Census Bureau's 2015 American Housing Survey, there are 74 million owner-occupied households in the United States and, on average, homeowners complete over six jobs per year, according to HomeAdvisor's internal brand tracking study. The home services market is one of the few remaining marketplaces in which digital penetration remains low. HomeAdvisor estimates that a significant portion of home-service requests are fulfilled offline through word of mouth and referrals. HomeAdvisor expects the migration to online marketplaces for finding and booking home services to accelerate in the future due to many factors, including: (i) the increased convenience and appeal of matching homeowners with service professionals through the application of technology, facilitated by the increased consumer adoption of internet-connected mobile devices, (ii) an increasing supply of digitally-savvy service professionals as more of them join online marketplaces as part of the continued shift toward more efficient and trackable marketing solutions and (iii) favorable demographic trends, including increasing homeownership by millennials, who HomeAdvisor believes are generally more willing to use online services than older populations.

Services for Consumers

        Matching Services.    When a consumer submits a request through the HomeAdvisor marketplace, HomeAdvisor, using its proprietary algorithm, generally matches that consumer with up to four service professionals from its network based on a number of factors, including the type of services desired, service professional availability to accept jobs and the consumer's location. Consumers can then review profiles of service professionals with whom they have been matched and select the professional whom they believe best meets their specific needs. In addition to (or in lieu of) submitting a request through the HomeAdvisor marketplace, consumers can also search, select and contact service professionals through HomeAdvisor's online directory. In all cases, the consumer is under no obligation to work with service professionals referred by, or found through, HomeAdvisor.

        On-Demand Services.    HomeAdvisor also provides two on-demand services that complement its matching services: Instant Booking and Instant Connect (patent-pending). Through Instant Booking, consumers can schedule appointments for select home tasks on-demand with a pre-screened service professional instantly across HomeAdvisor's platforms (website or mobile application), and through Instant Connect, consumers can connect with a service professional instantly via phone. In certain markets, HomeAdvisor offers a same-day service functionality.

        Other Services.    In addition to matching and on-demand services, consumers can access HomeAdvisor's free, online True Cost Guide, which provides project cost information for more than 400 project types on a local basis, as well as an online library of home services-related resources, which consists primarily of articles about home improvement, repair and maintenance, tools to assist consumers with the research, planning and management of their projects and general advice for working with service professionals.

        Consumers can also access HomeAdvisor services and tools on iOS and Android devices (including the Apple Watch) and through HomeAdvisor's mobile application, as well as access its Instant Connect service through the Amazon Echo and its voice-controlled Alexa personal assistant service.

Subscription Services for Service Professionals

        Service professionals who are new to the HomeAdvisor marketplace must sign up for an annual membership package. The basic annual membership package includes membership in HomeAdvisor's network of service professionals, as well as a listing in the HomeAdvisor online directory and matches through the marketplace. HomeAdvisor also offers subscription products that include custom website development and hosting services, as well as integration with mHelpDesk.

Revenue

        HomeAdvisor's revenue is primarily derived from consumer connection revenue, which comprises fees paid by service professionals for consumer matches (regardless of whether the professional ultimately provides the requested service) and membership subscription fees paid by service professionals. Consumer connection revenue varies based upon certain factors including the service requested, type of match (such as Instant Booking or Instant Connect) and where the service is provided.

Marketing

        HomeAdvisor markets its services to homeowners through search engine marketing, television advertising and affiliate agreements with third parties. Pursuant to these affiliate agreements, third parties agree to advertise and promote on their websites HomeAdvisor's services and those of service professionals that participate in the HomeAdvisor network, and in exchange HomeAdvisor agrees to pay these third parties a fixed fee when visitors from their websites submit a valid service request through the HomeAdvisor platform (on a cost-per-acquisition basis) or click through to the HomeAdvisor platform (on a cost-per-click basis). HomeAdvisor also markets its services to consumers through emails, digital display advertisements, partnerships with other contextually related websites and, to a lesser extent, through direct mail and radio advertising. HomeAdvisor markets its subscription packages to service professionals primarily through its sales force, as well as through search engine marketing, digital media advertising and direct relationships with trade associations and manufacturers.

Acquisition Strategy

        In addition to growing its brands organically, the HomeAdvisor Business opportunistically pursues acquisitions of brands, businesses, products and technologies, including in new geographical markets into which HomeAdvisor seeks to expand. Acquisitions by the HomeAdvisor Business within the last five years have included: Werkspot (April 2013); majority stakes in mHelpDesk (September 2014), MyHammer (November 2016) and HomeStars (February 2017); and MyBuilder (March 2017).

Competition

        The home services industry is highly competitive, fragmented and, in many important respects, local. The HomeAdvisor Business competes with, among others, (i) home services-related lead generation services, (ii) internet search engines and online directories and (iii) various forms of local advertising, including radio, direct marketing campaigns, yellow pages, newspapers and other offline directories. HomeAdvisor also competes with local and national retailers of home improvement products that offer or promote installation services. HomeAdvisor believes its biggest competition comes from the traditional methods many people use to find service professionals: word-of-mouth and referrals.

        HomeAdvisor believes that its ability to compete successfully will depend primarily upon the following factors:

  •
  the size, quality (as determined, in part, by reference to its pre-screening process, ongoing quality control efforts and customer ratings and reviews), diversity and stability of its network of service professionals and the quality of the services they provide;

  •
  its ability to maintain a robust online marketplace for home services that consistently generates service requests that convert into revenue for its network of service professionals in a cost-effective manner;

  •
  the functionality of its websites and mobile applications and the attractiveness of their features and its services generally to consumers and service professionals, as well as its ability to introduce new products and services that resonate with consumers and service professionals; and

  •
  its ability to continue to build and maintain awareness of, and trust in and loyalty to, the brands that are owned and operated by the HomeAdvisor Business.

Intellectual Property

        The HomeAdvisor Business protects its intellectual property through a combination of trademarks, trade dress, domain name registrations, trade secrets and patents applications, as well as contractual provisions and restrictions on access to and use of proprietary information.

        Registered trademarks of the HomeAdvisor Business include "HomeAdvisor" and "1-800-Contractor" in the United States, as well as other trademarks in Canada and Europe. The HomeAdvisor Business has also filed other trademark applications in the United States and certain other jurisdictions and will pursue additional trademark registrations to the extent it believes it will be beneficial and cost-effective.

        The HomeAdvisor Business has one patent issued in the United States and four patent applications pending in the United States and internationally. The HomeAdvisor Business intends to pursue additional patent protection to the extent it believes it will be beneficial and cost-effective.

        One or more HomeAdvisor Entities is the registered holder of a variety of domestic and international domain names that include "HomeAdvisor.com," "ServiceMagic.com," "HomeStars.com," "MyBuilder.com," "My-Hammer.de," "Travaux.com," "werkspot.nl" and "instapro.it."

        In addition to the protection provided by the intellectual property rights of the HomeAdvisor Business, from time to time one or more HomeAdvisor Entities enters into confidentiality and proprietary rights agreements with its employees, consultants, contractors and business partners. Employees and contractors of the HomeAdvisor Business are also subject to invention assignment provisions. The HomeAdvisor Business further controls the use of its proprietary technology and intellectual property through provisions in both its consumer and service professional terms of use on its websites and mobile applications.

Government Regulation

        The HomeAdvisor Business is subject to foreign and domestic laws and regulations that affect companies conducting business on the internet generally and through mobile applications, including laws relating to the liability of providers of online services for their operations and the activities of their users. As a result, the HomeAdvisor Business could be subject to actions based on negligence, various torts and trademark and copyright infringement, among other actions.

        Because the HomeAdvisor Business receives, stores and uses a substantial amount of information received from or generated by the users of its online platforms, the HomeAdvisor Business is also impacted by laws and regulations governing privacy, the storage, sharing, use, processing, disclosure and protection of personal data and data breaches, primarily in the case of its operations in the European Union and its handling of personal data of users located in the European Union. As a result, the HomeAdvisor Business could be subject to various private and governmental claims and actions.

        The HomeAdvisor Business is also subject to laws governing marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, including the Telephone Consumer Protection Act of 1991, the Telemarketing Sales Rule, the CAN-SPAM Act, and similar state laws.

        As a provider of products with a membership-based element, the HomeAdvisor Business is also subject to laws and regulations in certain U.S. states and other countries that apply to its automatically-renewing membership payment models.

        For more information regarding these and other regulatory and legal risks faced by the HomeAdvisor Business (and, following the Merger, the combined business of ANGI Homeservices), see the section entitled "Risk Factors—Risks Related to the Business of ANGI Homeservices Following the Completion of the Transactions."

Financial Information About Segments and Geographic Areas

        Segment and geographic information regarding the HomeAdvisor Business is set forth in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business" and "Selected Historical Combined Financial Information of the HomeAdvisor Business," as well as in the historical combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus. See "Index to the Combined Financial Statements of the HomeAdvisor Business."

Employees

        As of June 30, 2017, the HomeAdvisor Business had approximately 2,720 full-time employees and approximately 80 part-time employees worldwide.

Additional Information

        HomeAdvisor, Inc., which is referred to in this proxy statement/prospectus as "HomeAdvisor (US)," was incorporated in Delaware on December 18, 1998 as W3 Ventures, Inc. The entity's name was changed to Wisen.com, Inc. on May 18, 1999 and to ServiceMagic, Inc. on January 13, 2000.

ServiceMagic, Inc. was acquired by, and became a wholly owned subsidiary of, IAC on September 1, 2004. On September 19, 2012, the entity's name was changed to HomeAdvisor, Inc. Prior to the completion of the Merger, IAC will contribute the HomeAdvisor Business to ANGI Homeservices pursuant to the Contribution, at which point HomeAdvisor (US) will become a wholly owned subsidiary of ANGI Homeservices. For additional information, see the section entitled "The Transactions."

        The headquarters of the HomeAdvisor Business is located at 14023 Denver West Parkway, Building 64, Suite 100, Golden, Colorado 80401, and its phone number is 1 (877) 800-3177. HomeAdvisor's website address is www.homeadvisor.com. Information contained on, or that can be accessed through, HomeAdvisor's website does not constitute part of this proxy statement/prospectus, and inclusion of HomeAdvisor's website address in this proxy statement/prospectus is an inactive textual reference only.

Properties

        The corporate headquarters of the HomeAdvisor Business are located in Golden, Colorado. The HomeAdvisor Business does not own any real property.

        The facilities of the HomeAdvisor Business, which it leases both in the United States and abroad, consist of executive and administrative offices and data centers. Certain significant properties that the HomeAdvisor Business leases, all of which consist of executive and administrative offices, are described in the table below.

Location	Approximate Area	Lease Expiration Date	Use
Golden, Colorado	127,000 square feet	December 31, 2019	Current HomeAdvisor headquarters
Denver, Colorado	70,000 square feet	Anticipated to be in 2029	Future HomeAdvisor headquarters
Lenexa, Kansas	35,000 square feet	October 31, 2020	HomeAdvisor Sales Office
New York, New York	26,000 square feet	August 31, 2017	Felix headquarters/HomeAdvisor Sales Office
New York, New York	43,000 square feet	Anticipated to be in 2028	HomeAdvisor Sales Office

        The HomeAdvisor Business also leases space in a data center in Aurora, Colorado for its North America operations.

        Management of the HomeAdvisor Business believes that its current facilities are adequate to meet its ongoing needs. Management also believes that, if additional space is required, the HomeAdvisor Business will be able to lease additional facilities on commercially reasonable terms.

Legal Proceedings

        From time to time, the HomeAdvisor Business is involved in various legal proceedings arising in the normal course of business activities, such as patent infringement claims and service professional, customer, employee or advertising complaints. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, none of the HomeAdvisor Entities is currently a party to any legal proceedings the outcome of which, management of the HomeAdvisor Business believes, if determined adversely to it, would individually or in the aggregate have a material adverse effect on the business, financial condition or results of operations of the HomeAdvisor business. See also the section entitled "Risk Factors—Risks Related to the Business of ANGI Homeservices Following the Completion of the

Transactions—ANGI Homeservices may be subject to litigation, and adverse outcomes in such litigation could have an adverse effect on its business, financial condition and results of operations."

        Rules of the SEC require the description of material pending legal proceedings (other than ordinary, routine litigation incident to the registrant's business) and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management of the HomeAdvisor Business, none of the pending litigation matters that it is defending, including that described below, involves or is likely to involve amounts of that magnitude. The litigation matter described below involves issues or claims that may be of particular interest to stockholders of ANGI Homeservices, regardless of whether this matter may be material to the financial position or operations of the HomeAdvisor Business based upon the standard set forth in the SEC's rules.

        Service Professional Class Action Litigation against HomeAdvisor.    In July 2016, a putative class action, Airquip,  Inc. v. HomeAdvisor, Inc. et al., No. l:16-cv-1849, was filed in the U.S. District Court for the District of Colorado. The complaint, as amended, alleges that HomeAdvisor engages in certain deceptive practices affecting the service professionals who join its network, including charging them for substandard customer leads or failing to disclose certain charges. The complaint seeks certification of a nationwide class consisting of all HomeAdvisor service professionals since October 2012, asserts claims including fraud and violation of the Colorado Consumer Protection Act ("CCPA") and the federal RICO statute, and seeks injunctive relief and damages in an unspecified amount. In December 2016, HomeAdvisor filed a motion to dismiss the RICO and CCPA claims, which remains pending. Discovery is under way, and the issue of class certification remains to be litigated. The Company believes that the allegations in this lawsuit are without merit and will continue to defend vigorously against them.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE HOMEADVISOR BUSINESS

        The following discussion and analysis of the financial condition and results of operations of the HomeAdvisor Business should be read together with the historical combined financial statements of the HomeAdvisor Business and the related notes and the other information included elsewhere in this proxy statement/prospectus. See "Index to the Combined Financial Statements of the HomeAdvisor Business." The historical combined financial statements of the HomeAdvisor Business have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses comprising the HomeAdvisor Business since their respective dates of acquisition by IAC and the allocation to the HomeAdvisor Business of certain IAC corporate expenses relating to the HomeAdvisor Business based on the historical financial statements and accounting records of IAC. In the opinion of management of the HomeAdvisor Business, the assumptions underlying the historical combined financial statements of the HomeAdvisor Business, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that the HomeAdvisor Business may have incurred as an independent, standalone company (or as part of ANGI Homeservices) for the periods presented. For the purposes of the historical combined financial statements of the HomeAdvisor Business, income taxes have been computed as if the entities comprising the HomeAdvisor Business filed on a standalone, separate tax return basis. The historical financial results of the HomeAdvisor Business do not necessarily reflect what the historical financial position and results of operations would have been had the HomeAdvisor Business been a standalone public company (or a part of ANGI Homeservices) during the periods presented. In addition, the historical financial results of the HomeAdvisor Business are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

        The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results, performance and achievements of the HomeAdvisor Business could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly in the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

Overview

        The HomeAdvisor Business, which is comprised of HomeAdvisor (US), HomeAdvisor (International) and each of their respective subsidiaries, and is sometimes referred to in this section as "HomeAdvisor," the "Company," "we," "our," or "us" for simplicity, is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local prescreened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), which was acquired on February 8, 2017, Germany (MyHammer), which was acquired on November 3, 2016, France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder), which was acquired on March 24, 2017. The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than

400 discrete geographies. The HomeAdvisor Business generated approximately 15.7 million domestic service requests from homeowners in the United States during the twelve months ended June 30, 2017.

        The HomeAdvisor Business operates in two segments: (i) North America, which is comprised of the brands HomeAdvisor, HomeStars, Felix and mHelpDesk, and (ii) Europe, which is comprised of the brands MyHammer, Travaux.com, Werkspot, Instapro and MyBuilder.

        HomeAdvisor markets its services to homeowners through search engine marketing, television advertising and affiliate agreements with third parties. Pursuant to these affiliate agreements, third parties agree to advertise and promote on their websites HomeAdvisor's services and those of service professionals that participate in the HomeAdvisor network, and in exchange HomeAdvisor agrees to pay these third parties a fixed fee when visitors from their websites submit a valid service request through the HomeAdvisor platform (on a cost-per-acquisition basis) or click through to the HomeAdvisor platform (on a cost-per-click basis). HomeAdvisor also markets its services to consumers through emails, digital display advertisements, partnerships with other contextually related websites and, to a lesser extent, through direct mail and radio advertising. HomeAdvisor markets its subscription packages to service professionals primarily through its sales force, as well as through search engine marketing, digital media advertising and direct relationships with trade associations and manufacturers. We have made, and expect to continue to make, substantial investments in online and offline advertising to homeowners to promote our services and drive traffic to our platform and to service professionals to expand our network.

Other Factors Affecting the Comparability of Our Results

        On March 24, 2017, the Company acquired a controlling interest in MyBuilder Limited ("MyBuilder"), one of the leading home services platforms in the United Kingdom, which is included in our Europe segment.

        On February 8, 2017, the Company acquired a controlling interest in HomeStars Inc. ("HomeStars"), the leading home services platform in Canada, which is included in our North America segment.

        On November 3, 2016, the Company acquired a controlling interest in MyHammer Holding AG ("MyHammer"), the leading home services marketplace in Germany, which is included in our Europe segment.

        On August 29, 2014, the Company acquired a controlling interest in mHelpDesk Inc. ("mHelpDesk"), a provider of cloud-based field service software for small to mid-size businesses in the United States, which is included in our North America segment.

        During the fourth quarter of 2014, the Company closed its then-existing United Kingdom business.

Key Metrics

        In connection with the management of our businesses we identify, measure and assess a variety of key metrics. The principal metrics we use in managing our business are set forth below:

  •
  Domestic Revenue—reflects the HomeAdvisor-branded marketplace service and its owned affiliates. It excludes the other businesses within the North America segment.

  •
  Domestic Service Requests—are fully completed and submitted customer service requests.

  •
  Domestic Paying Service Professionals (or "Domestic Paying SPs")—are the number of service professionals that had an active membership and/or paid for consumer matches in the last month of the period.

Key Components of Results of Operations

Revenue

        Revenue is primarily derived from consumer connection revenue, which comprises fees paid by service professionals for consumer matches (regardless of whether the professional ultimately provides the requested service) and membership subscription fees paid by service professionals. Consumer connection revenue varies based upon certain factors including the service requested, type of match (such as Instant Booking or Instant Connect) and where the service is provided.

        The Company's consumer connection revenue is generated and recognized when an in-network service professional is delivered a consumer match. Membership subscription revenue is generated through subscription sales to service professionals and is deferred and recognized over the term of the applicable membership. Membership agreements can be one month, three months, or one year. Deferred revenue is $25.6 million, $18.8 million and $11.9 million at June 30, 2017, December 31, 2016 and 2015, respectively.

Cost of revenue

        Cost of revenue consists primarily of traffic acquisition costs and credit card processing fees. Traffic acquisition costs consist of amounts based on revenue share arrangements.

Selling and marketing expense

        Selling and marketing expense consists primarily of advertising expenditures and compensation (including stock-based compensation) and other employee-related costs for personnel engaged in selling and marketing, and sales support. Advertising and promotional expense includes online marketing, including fees paid to search engines, and offline marketing, which is primarily television advertising and partner-related payments to those who direct traffic to our brands.

General and administrative expense

        General and administrative expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax, human resources and customer service functions, bad debt expense, facilities costs and fees for professional services.

Product development expense

        Product development expense consists primarily of compensation (including stock-based compensation) and other employee-related costs that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology.

Non-GAAP financial measure

        Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") —is a non-GAAP financial measure. See the section entitled "—HomeAdvisor's Principles of Financial Reporting" for the definition of Adjusted EBITDA.

Results of Operations for the Six Months Ended June 30, 2017 and 2016

Revenue

	Six Months Ended June 30,
	2017	Change	% Change	2016
	(Amounts in thousands)
Revenue
North America	$303,563	$80,502	36%	$223,061
Europe	27,893	9,292	50%	18,601

Total Revenue	$331,456	$89,794	37%	$241,662

Percentage of Total Revenue:
Revenue
North America	92%			92%
Europe	8%			8%

Total Revenue	100%			100%

Key metrics:
Domestic Revenue	$285,429	$78,340	38%	$207,089
Domestic Service Requests	8,879	2,452	38%	6,427
Domestic Paying SPs	164	36	28%	128

        Revenue increased $89.8 million, or 37%, in 2017 versus 2016.

        North America revenue increased $80.5 million, or 36%, in 2017 versus 2016, due primarily to an increase of $71.6 million, or 39%, in consumer connection revenue, which was driven by a 28% increase in Domestic Paying SPs to 164,000 and a 38% increase in Domestic Service Requests to 8.9 million.

        Europe revenue grew $9.3 million, or 50%, in 2017 versus 2016, driven by the acquisitions of controlling interests in MyHammer on November 3, 2016 and MyBuilder on March 24, 2017, as well as organic growth across other regions.

Cost of revenue (exclusive of depreciation)

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Cost of revenue	$14,392	$1,653	13%	$12,739
Percentage of revenue	4%			5%

        Cost of revenue increased $1.7 million, or 13%, in 2017 versus 2016.

        North America cost of revenue increased $1.7 million, or 13%, in 2017 versus 2016, driven by increases of $1.4 million in credit card processing fees due to higher revenue and $0.5 million in hosting fees.

Selling and marketing expense

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Selling and marketing expense	$206,788	$52,718	34%	$154,070
Percentage of revenue	62%			64%

        Selling and marketing expense increased $52.7 million, or 34%, in 2017 versus 2016.

        North America selling and marketing expense increased $45.4 million, or 32%, in 2017 versus 2016, driven by organic growth of online and offline marketing of $34.7 million and an increase of $9.3 million in compensation expense due primarily to an increase in sales force headcount, as well as $1.2 million of expense from the inclusion of HomeStars.

        Europe selling and marketing expense increased $7.4 million, or 65%, in 2017 versus 2016, driven by organic growth of $3.3 million in online and offline marketing and $1.3 million in compensation expense, as well as $2.7 million of expense from the inclusion of MyHammer and MyBuilder.

General and administrative expense

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
General and administrative expense	$88,874	$38,149	75%	$50,725
Percentage of revenue	27%			21%

        General and administrative expense increased $38.1 million, or 75%, in 2017 versus 2016.

        North America general and administrative expense increased $31.9 million, or 74%, in 2017 versus 2016, due primarily to higher compensation expense of $15.9 million and increases of $5.3 million in bad debt expense due to higher revenue, $4.0 million in transaction-related costs ($3.7 million related to the proposed Angie's List transaction and $0.4 million related to the acquisition of HomeStars in 2017), $2.3 million in outsourced customer service expense and $1.3 million in software maintenance costs, as well as $1.3 million of expense from the inclusion of HomeStars. The increase in compensation expense is due to an increase of $11.5 million in stock-based compensation due primarily to the modification charge related to an equity award and the issuance of new equity awards since the prior year, and an increase in headcount from business growth.

        Europe general and administrative expense increased $6.2 million, or 80%, in 2017 versus 2016, due primarily to $3.7 million of expense from the inclusion of MyHammer and MyBuilder, $0.8 million in transaction-related costs in 2017 and an increase of $0.9 million in compensation expense due, in part, to increased headcount.

Product development expense

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Product development expense	$12,519	$2,733	28%	$9,786
Percentage of revenue	4%			4%

        Product development expense increased $2.7 million, or 28%, in 2017 versus 2016.

        North America product development expense increased $2.1 million, or 26%, in 2017 versus 2016, driven by an increase of $1.7 million in compensation expense due, in part, to increased headcount, as well as $0.5 million of expense from the inclusion of HomeStars.

        Europe product development expense increased $0.6 million, or 39%, in 2017 versus 2016, driven by $0.8 million of compensation expense from the inclusion of MyHammer and MyBuilder.

Depreciation

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Depreciation	$6,214	$2,416	64%	$3,798
Percentage of revenue	2%			2%

        Depreciation increased by $2.4 million, or 64%, in 2017 versus 2016.

        North America depreciation increased $2.3 million, or 64%, in 2017 versus 2016, due primarily to the incremental depreciation related to continued corporate growth.

Operating (loss) income

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Operating (loss) income	$(1,448)	$(10,447)	NM	$8,999
Percentage of revenue*	—%			4%

NM = Not meaningful

*
2017 amount is less than 1% as a percentage of revenue.

        Operating income decreased $10.4 million, to an operating loss of $1.4 million in 2017 versus operating income of $9.0 million in 2016.

        North America operating income decreased $3.4 million, or 29%, in 2017 versus 2016, primarily due to increases of $12.0 million in stock-based compensation expense, $2.3 million in depreciation and $0.6 million in amortization of intangibles, partially offset by the increase of $11.4 million in Adjusted EBITDA described below. The increase in stock-based compensation expense is due primarily to the modification charge related to an equity award and the issuance of new equity awards since the prior year.

        Europe operating loss increased $7.0 million, or 267%, in 2017 versus 2016, primarily due to the increase in Adjusted EBITDA loss of $4.9 million described below and an increase of $2.0 million in amortization of intangibles.

        At June 30, 2017, there was $56.6 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 3.1 years.

Adjusted EBITDA

        Adjusted EBITDA is a non-GAAP financial measure and is defined below in the section entitled "HomeAdvisor's Principles of Financial Reporting." For a reconciliation of operating (loss) income for the Company's reportable segments and net earnings attributable to IAC equity in HomeAdvisor Business to Adjusted EBITDA, see "Note 7—Segment Information" to the unaudited combined interim financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Adjusted EBITDA	$25,183	$6,547	35%	$18,636
Percentage of revenue	8%			8%

        Adjusted EBITDA increased $6.5 million, or 35%, in 2017 versus 2016.

        North America Adjusted EBITDA grew $11.4 million, or 57%, in 2017 versus 2016, due primarily to the increase in revenue, partially offset by increased investment in online and offline marketing of $34.7 million, higher compensation expense due, in part, to increased headcount, an increase of $5.3 million in bad debt expense due to higher revenue and $4.0 million in transaction-related costs ($3.7 million related to the proposed Angie's List transaction and $0.4 million related to the acquisition of HomeStars in 2017). Adjusted EBITDA was further impacted by a $0.6 million write-off of deferred revenue related to the acquisition of HomeStars in 2017.

        Europe Adjusted EBITDA loss increased $4.9 million, or 395%, in 2017 versus 2016, driven primarily by our European expansion strategy including increased investment in online and offline marketing of $3.3 million and higher compensation expense of $5.0 million due, in part, to increased headcount and the inclusion of MyHammer and MyBuilder in 2017. Adjusted EBITDA was also impacted by $0.8 million in transaction-related costs in 2017.

Interest expense—related party

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Interest expense—related party	$3,674	$3,590	4,274%	$84

        Interest expense—related party includes interest charged by IAC and its subsidiaries on the outstanding long-term debt—related party notes, which are primarily related to acquisitions.

Other income (expense), net

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Other income (expense), net	$736	$1,235	NM	$(499)

        Other income (expense), net in 2017 and 2016 principally include net foreign currency exchange gains and losses, respectively.

Income tax benefit (provision)

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Income tax benefit (provision)	$30,248	$34,557	NM	$(4,309)
Effective income tax rate	NM			51%

        The 2017 income tax benefit is due primarily to the effect of adopting the provisions of the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, on January 1, 2017. Under ASU No. 2016-09, excess tax benefits generated by the settlement or exercise of stock-based awards of $33.5 million in the first six months of 2017 are recognized as a reduction to the income tax provision rather than additional paid-in capital.

        The 2016 effective income tax rate is higher than the statutory rate of 35% due primarily to unbenefited losses in separate jurisdictions.

        For further details of income tax matters, see "Note 2—Income Taxes" to the unaudited combined interim financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

Net loss attributable to noncontrolling interests

        Noncontrolling interests represent the noncontrolling holders' percentage share of earnings or losses from the subsidiaries in which the Company holds a majority, but less than 100%, ownership interest and the results of which are included in our combined financial statements.

	Six Months Ended June 30,
	2017	$ Change	% Change	2016
	(Dollars in thousands)
Net loss attributable to noncontrolling interests	$1,005	$(221)	(18)%	$1,226

        Net loss attributable to noncontrolling interests in 2017 primarily represents the net losses attributable to the noncontrolling interests in mHelpDesk, MyHammer, HomeStars and MyBuilder.

        Net loss attributable to noncontrolling interests in 2016 primarily represents the net losses attributable to the noncontrolling interests in mHelpDesk.

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Revenue

	Years Ended December 31,
	2016	Change	% Change	2015	Change	% Change	2014
	(Amounts in thousands)
Revenue:
North America	$461,847	$131,980	40%	$329,867	$91,681	38%	$238,186
Europe	37,043	5,709	18%	31,334	(14,021)	(31)%	45,355

Total Revenue	$498,890	$137,689	38%	$361,201	$77,660	27%	$283,541

Percentage of Total Revenue:
Revenue
North America	93%			91%			84%
Europe	7%			9%			16%

Total Revenue	100%			100%			100%

Key metrics:
Domestic Revenue	$428,912	$132,016	44%	$296,896	$89,589	43%	$207,307
Domestic Service Requests	13,208	3,377	34%	9,831	3,239	49%	6,591
Domestic Paying SPs	143	42	41%	102	32	46%	70

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Revenue increased $137.7 million, or 38%, in 2016 versus 2015.

        North America revenue increased $132.0 million, or 40%, in 2016 versus 2015, due primarily to an increase of $113.2 million, or 42%, in consumer connection revenue. Revenue growth was driven by a 41% increase in Domestic Paying SPs to 143,000 and a 34% increase in Domestic Service Requests to 13.2 million.

        Europe revenue grew $5.7 million, or 18%, in 2016 versus 2015. The growth in Europe revenue was driven by an increase of $4.8 million, or 21%, in consumer connection revenue due primarily to organic growth across all territories, as well as the acquisition of a controlling interest in MyHammer on November 3, 2016.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Revenue increased $77.7 million, or 27%, in 2015 versus 2014.

        North America revenue grew $91.7 million, or 38%, in 2015 versus 2014, due primarily to an increase of $75.5 million, or 39%, in consumer connection revenue. Revenue growth was driven by a 49% higher increase in Domestic Service Requests to 9.8 million and a 46% increase in Domestic Paying SPs to 102,000.

        Europe revenue declined $14.0 million, or 31%, in 2015 versus 2014, due primarily to the closure of the Company's then-existing operations in the United Kingdom in the fourth quarter of 2014.

Cost of revenue (exclusive of depreciation)

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Cost of revenue	$25,858	$2,922	13%	$22,936	$686	3%	$22,250
Percentage of revenue	5%			6%			8%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Cost of revenue increased $2.9 million, or 13%, in 2016 versus 2015.

        North America cost of revenue increased $2.8 million, or 12%, in 2016 versus 2015, driven by an increase of $1.9 million in credit card processing fees due to higher revenue and an increase of $0.6 million in traffic acquisition costs.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Cost of revenue increased $0.7 million, or 3%, in 2015 versus 2014.

        North America cost of revenue increased $0.8 million, or 3%, in 2015 versus 2014, driven by an increase of $1.5 million in credit card processing fees due to higher revenue, partially offset by a decrease of $0.5 million in traffic acquisition costs.

Selling and marketing expense

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Selling and marketing expense	$306,713	$80,837	36%	$225,876	$65,052	40%	$160,824
Percentage of revenue	61%			63%			57%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Selling and marketing expense increased $80.8 million, or 36%, in 2016 versus 2015.

        North America selling and marketing expense increased $76.2 million, or 37%, in 2016 versus 2015, due primarily to an increase in online and offline marketing of $48.5 million and an increase of $25.9 million in compensation expense due primarily to an increase in sales force headcount.

        Europe selling and marketing expense increased $4.6 million, or 26%, in 2016 versus 2015, due primarily to an increase in online marketing of $2.5 million and an increase of $2.0 million in compensation expense due primarily to an increase in sales force headcount.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Selling and marketing expense increased $65.1 million, or 40%, in 2015 versus 2014.

        North America selling and marketing expense increased $73.0 million, or 54%, in 2015 versus 2014, due primarily to an increase of $47.3 million in offline and online marketing and an increase of $22.0 million in compensation expense due, in part, to an increase in sales force headcount.

        Europe selling and marketing expense decreased $7.9 million, or 31%, in 2015 versus 2014, due primarily to a decrease of $5.8 million in online marketing and a decrease of $2.2 million in compensation expense due, in part, to a decrease in headcount as a result of the closure of the Company's then-existing operations in the United Kingdom in the fourth quarter of 2014.

General and administrative expense

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
General and administrative expense	$110,093	$23,406	27%	$86,687	$14,888	21%	$71,799
Percentage of revenue	22%			24%			25%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        General and administrative expense increased $23.4 million, or 27%, in 2016 versus 2015.

        North America general and administrative expense increased $17.2 million, or 23%, in 2016 versus 2015, due primarily to higher compensation expense of $8.2 million due, in part, to increased headcount, and increases of $4.7 million in bad debt expense due to higher revenue and $1.3 million in software maintenance costs.

        Europe general and administrative expense increased $6.2 million, or 48%, in 2016 versus 2015, due primarily to higher compensation expense of $2.6 million due, in part, to increased headcount including from the acquisition of MyHammer, as well as an increase of $2.1 million in transaction-related costs in 2016.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        General and administrative expense increased $14.9 million, or 21%, in 2015 versus 2014.

        North America general and administrative expense increased $19.9 million, or 37%, in 2015 versus 2014, due primarily to an increase of $10.9 million in compensation resulting primarily from an increase in stock-based compensation expense and increased head count, an increase of $4.1 million in bad debt expense due to higher revenue, an increase of $1.9 million in outsourced customer service expenses and an increase of $1.2 million in software maintenance costs. Stock-based compensation expense increased $5.9 million in 2015 due to the impact of a true up of estimated to actual forfeitures in 2014 and the issuance of new equity awards since the prior year.

        Europe general and administrative expense decreased $5.0 million, or 28%, in 2015 versus 2014, due primarily to decreases of $1.7 million in bad debt expense and $1.4 million in compensation expense due, in part, to the closure of the Company's then-existing operations in the United Kingdom in the fourth quarter of 2014.

Product development expense

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Product development expense	$20,596	$3,754	22%	$16,842	$4,871	41%	$11,971
Percentage of revenue	4%			5%			4%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Product development expense increased $3.8 million, or 22%, in 2016 versus 2015.

        North America product development expense increased $4.2 million, or 31%, in 2016 versus 2015, driven by an increase of $3.5 million in compensation and other employee-related costs due primarily to an increase in consultants, who were retained to supplement our permanent development team.

        Europe product development expense decreased $0.5 million, or 15%, in 2016 versus 2015, driven by a decrease of $0.4 million in compensation expense resulting from a higher number of capitalized projects in 2016 versus 2015.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Product development expense increased $4.9 million, or 41%, in 2015 versus 2014.

        North America product development expense increased $4.2 million, or 44%, in 2015 versus 2014, due primarily to an increase of $4.2 million in compensation expense due, in part, to increased headcount.

        Europe product development expense increased $0.7 million, or 27%, in 2015 versus 2014, driven by an increase of $0.6 million in compensation expense due, in part, to an increase in headcount.

Depreciation

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Depreciation	$8,419	$1,826	28%	$6,593	$73	1%	$6,520
Percentage of revenue	2%			2%			2%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Depreciation increased $1.8 million, or 28%, in 2016 versus 2015.

        North America depreciation increased $2.2 million, or 39%, in 2016 versus 2015, due primarily to incremental depreciation associated with capital expenditures related to a new sales center and an increase in internally developed software.

        Europe depreciation decreased $0.4 million, or 49%, in 2016 versus 2015, due primarily to certain fixed assets becoming fully depreciated.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Depreciation increased $0.1 million, or 1%, in 2015 versus 2014.

Operating income (loss)

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Operating income (loss)	$24,058	$25,626	NM	$(1,568)	$(2,183)	NM	$615
Percentage of revenue*	5%			—%			—%

NM = Not meaningful

*
2015 and 2014 amounts are less than 1% as a percentage of revenue.

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Operating income increased $25.6 million in 2016 versus 2015.

        North America operating income increased $30.2 million, or 1,305%, due primarily to the increase of $31.9 million in Adjusted EBITDA described below, and a decrease of $0.8 million in amortization of intangibles, partially offset by increases of $2.2 million in depreciation and $0.4 million in stock-based compensation expense.

        Europe operating loss increased $4.5 million, or 117%, due primarily to the increase in Adjusted EBITDA loss of $4.1 million described below, as well as increases of $0.7 million in stock-based compensation expense and $0.2 million in amortization of intangibles, partially offset by a decrease of $0.4 million in depreciation.

        At December 31, 2016, there was $16.1 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.5 years.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Operating income decreased $2.2 million, in 2015 versus 2014.

        North America operating income decreased $1.7 million, or 43%, in 2015 versus 2014, despite an increase of $0.9 million in Adjusted EBITDA described below and a decrease of $5.3 million in amortization of intangibles, due primarily to increases of $7.1 million in stock-based compensation and $0.8 million in depreciation. The decrease in amortization of intangibles is due primarily to a trade name becoming fully amortized in 2014. The increase in stock-based compensation expense is due to the impact of a true up of estimated to actual forfeitures in 2014 and the issuance of new equity awards since the prior year.

        Europe operating loss increased $0.4 million, or 13%, in 2015 versus 2014, due primarily to the increase in Adjusted EBITDA loss of $0.6 million described below, and an increase of $1.0 million in stock-based compensation expense, partially offset by decreases of $0.8 million in depreciation and $0.5 million in amortization of intangibles.

Adjusted EBITDA

        Adjusted EBITDA is a non-GAAP financial measure and is defined below in the section entitled "—HomeAdvisor's Principles of Financial Reporting." For a reconciliations of operating income (loss) and net earnings (loss) attributable to IAC equity in HomeAdvisor Business to Adjusted EBITDA, see "Note 9—Segment Information" to the audited combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Adjusted EBITDA	$44,546	$27,833	167%	$16,713	$260	2%	$16,453
Percentage of revenue	9%			5%			6%

For the year ended December 31, 2016 compared to the year ended December 31, 2015

        Adjusted EBITDA increased $27.8 million, or 167%, in 2016 versus 2015.

        North America Adjusted EBITDA grew $31.9 million, or 175%, in 2016 versus 2015, due primarily to an increase of $132.0 million in revenue, partially offset by increased investment in online and offline marketing of $48.5 million. Adjusted EBITDA was further impacted by higher compensation expense due, in part, to increased headcount and an increase in bad debt expense due to higher revenue.

        Europe Adjusted EBITDA loss increased $4.1 million, or 277%, in 2016 versus 2015, despite an increase of $5.7 million in revenue, due primarily to increased investment in online marketing of $2.5 million, transaction-related costs of $2.1 million and higher compensation expense due primarily to increased headcount. Adjusted EBITDA was further impacted by a $0.5 million write off of deferred revenue related to the acquisition of MyHammer.

For the year ended December 31, 2015 compared to the year ended December 31, 2014

        Adjusted EBITDA increased $0.3 million, or 2%, in 2015 versus 2014.

        North America Adjusted EBITDA grew $0.9 million, or 5%, in 2015 versus 2014, due primarily to higher revenue, partially offset by increased investment in offline and online marketing, higher compensation expense, and increased bad debt expense and outsourced customer service expenses.

        Europe Adjusted EBITDA loss increased $0.6 million, or 75%, in 2015 versus 2014, due primarily to lower revenue resulting from the closure of the Company's then-existing operations in the United Kingdom in the fourth quarter of 2014.

Interest expense—related party

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Interest expense—related party	$894	$622	229%	$272	$(840)	(76)%	$1,112

        Interest expense—related party for the three-year period ended December 31, 2016 includes interest charged by IAC and its subsidiaries on the outstanding long-term debt—related party notes, which are primarily related to acquisitions.

Other expense, net

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Other expense, net	$699	$301	76%	$398	$304	323%	$94

        Other expense, net for the three-year period ended December 31, 2016 principally includes net foreign currency exchange losses.

Income tax provision

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Income tax provision	$(11,834)	$(10,076)	573%	$(1,758)	$(129)	8%	$(1,629)
Effective income tax rate	53%			NM			NM

        In 2016, the effective income tax rate was higher than the statutory rate of 35% due primarily to unbenefited losses in separate jurisdictions and state taxes, partially offset by research credits.

        In 2015, the income tax provision is due primarily to an increase in income tax reserves and unbenefited losses in separate jurisdictions, partially offset by research credits.

        In 2014, the income tax provision is due primarily to unbenefited losses in separate jurisdictions and state taxes, partially offset by research credits.

        At December 31, 2016 and 2015, the Company had unrecognized tax benefits, including interest, of $0.6 million and $2.0 million, respectively. Included in unrecognized tax benefits at December 31, 2016 and 2015, is approximately $0.6 million and $0.3 million, respectively, for tax positions included in IAC's consolidated tax return filings. Unrecognized tax benefits, including interest, for the year ended December 31, 2016 decreased by $1.4 million due principally to settlements. If unrecognized tax benefits at December 31, 2016 are subsequently recognized, income tax expense would be reduced by $0.6 million. The comparable amount as of December 31, 2015 is $1.9 million.

        For further details of income tax matters, see "Note 3—Income Taxes" to the audited combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

Net loss attributable to noncontrolling interests

        Noncontrolling interests represent the noncontrolling holders' percentage share of earnings or losses from the subsidiaries in which the Company holds a majority, but less than 100%, ownership interest and the results of which are included in our combined financial statements.

	Years Ended December 31,
	2016	$ Change	% Change	2015	$ Change	% Change	2014
	(Dollars in thousands)
Net loss attributable to noncontrolling interests	$2,497	$(174)	(7)%	$2,671	$2,214	484%	$457

        Net loss attributable to noncontrolling interests in 2016 represents the net losses attributable to the noncontrolling interests in mHelpDesk and MyHammer.

        Net loss attributable to noncontrolling interests in 2015 and 2014 represent the net losses attributable to the noncontrolling interests in mHelpDesk.

HomeAdvisor's Principles of Financial Reporting

        We report Adjusted EBITDA as a supplemental measure to GAAP. This measure is one of the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measure, which we discuss below.

Definition of HomeAdvisor's Non-GAAP Measure

        Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to our combined statement of operations of certain expenses.

        For a reconciliation of operating (loss) income by reportable segment and net (loss) earnings attributable to IAC equity in HomeAdvisor Business to Adjusted EBITDA for the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014, see Note 7 and Note 9 "—Segment Information" to the unaudited and audited combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

Non-cash expenses that are excluded from HomeAdvisor's Non-GAAP Measure

        Stock-based compensation expense consists principally of expense associated with the grants of stock appreciation rights, stock options, restricted stock units, or RSUs, and performance-based RSUs. These expenses are not paid in cash. Upon the exercise of certain stock appreciation rights, stock options and vesting of RSUs and performance-based RSUs, the awards are settled, at the Company's discretion, on a net basis, with the Company remitting the required tax-withholding amount from its current funds.

        Depreciation is a non-cash expense relating to our property and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives or, in the case of leasehold improvements, the lease term, if shorter.

        Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as technology, contractor relationships, customer lists and user base, and trade names are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise trade names and trademarks, and goodwill that are not subject to amortization. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairment charges of goodwill or intangible assets, if applicable, are not ongoing costs of doing business.

Financial Position, Liquidity and Capital Resources

	June 30, 2017	December 31, 2016
	(in thousands)
Cash and cash equivalents:
United States	$—	$4
All other countries	45,345	36,373

Total cash and cash equivalents	$45,345	$36,377

Long-term debt—related party
Promissory note due October 14, 2023	$42,000	$42,000
Promissory note due March 20, 2024	26,693	—
Promissory note due March 20, 2047	15,463	—
Promissory note due February 7, 2024	10,614	—
Promissory note due August 29, 2018	5,000	5,000
Other	—	2,838

Total long-term debt—related party	99,770	49,838
Less: Current portion of long-term debt—related party	—	2,838

Total long-term debt—related party, net of current portion	$99,770	$47,000

        At June 30, 2017, we had $45.3 million of cash and cash equivalents. Internationally, cash equivalents primarily consist of AAA rated government money market funds. Domestically, we participate in IAC's centrally managed U.S. treasury management function in which IAC sweeps domestic cash of HomeAdvisor (US). Long-term debt—related party consists of various promissory notes. See "Note 9—Related Party Transactions" to the unaudited combined interim financial statements and "Note 12—Related Party Transactions" to the audited combined financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus for additional information on Long-term debt—related party. At June 30, 2017, all cash and cash equivalents was held by entities that are part of the HomeAdvisor Business and are organized and operate outside of the United States. If needed for our U.S. operations, all but $11.8 million of the cash and cash equivalents held by these entities organized outside of the United States could be repatriated without incurring a federal or state income tax liability. The estimated amount of the unrecognized deferred income tax liability with respect to the $11.8 million of such earnings would be $3.6 million. We currently do not anticipate a need to repatriate these funds to finance our U.S. operations and it is our intent to indefinitely reinvest these funds outside of the U.S., therefore, we have not provided for the $3.6 million in U.S. income taxes related to these funds.

        HomeAdvisor (US) and certain of its wholly owned domestic subsidiaries are guarantors of IAC's 2013 Senior Notes (4.875% Senior Notes due November 30, 2018; $361.9 million outstanding at June 30, 2017) and 2012 Senior Notes (4.75% Senior Notes due December 15, 2022; $34.9 million outstanding at June 30, 2017). IAC's $300 million revolving credit facility, which terminates on October 7, 2020 and is undrawn at June 30, 2017, is also unconditionally guaranteed by HomeAdvisor (US) and the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and, additionally, is secured by the stock of HomeAdvisor (US) and the stock of certain other domestic and foreign entities that are part of the HomeAdvisor Business. At June 30, 2017, there are no outstanding borrowings under IAC's revolving credit facility. We have not recorded a liability pursuant to this guarantor obligation because HomeAdvisor (US) has not agreed to pay a specific amount through an arrangement with our co-obligors and we do not expect to pay any amount as a result of our guarantee of IAC's Senior Notes and IAC's revolving credit facility. Upon completion of the Transactions, HomeAdvisor (US) and certain of its wholly owned domestic subsidiaries will no longer guarantee any debt of IAC.

Cash flow information

        In summary, the Company's cash flow are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Net cash provided by (used in):
Operating activities	$30,986	$21,378	$40,223	$17,752	$12,789
Investing activities	(56,057)	(9,193)	(32,309)	(10,170)	(18,956)
Financing activities	34,183	(10,785)	26,099	(9,383)	5,925

Six Months Ended June 30, 2017

        Net cash provided by operating activities consists of net earnings of $25.9 million, adjustments for non-cash items of $46.5 million and a decrease from working capital activities of $41.4 million. Adjustments for non-cash items primarily consist of $16.3 million of stock-based compensation expense, $13.7 million of bad debt expense, $6.5 million of deferred income taxes, $6.2 million of depreciation and $4.1 million of amortization of intangibles. The deferred income tax provision primarily relates to the settlement of stock-based awards. The changes from working capital activities primarily consist of a decrease in income taxes payable of $36.9 million, an increase in accounts receivable of $23.7 million, an increase in other current assets of $3.9 million, partially offset by an increase of $16.5 million in accounts payable and other current liabilities and an increase in deferred revenue of $6.7 million. The decrease in income taxes payable primarily relates to the settlement of stock-based awards. The excess tax benefit from stock-based awards was $33.5 million. The increase in accounts receivable is primarily due to revenue growth at North America. The increase in other current assets is due to an increase in prepaid marketing. The increase in accounts payable and other current liabilities is due to an increase in accrued advertising. The increase in deferred revenue is due to growth in subscription sales to service professionals.

        Net cash used in investing activities includes $46.4 million of cash used for the acquisitions of MyBuilder and HomeStars, and capital expenditures of $9.6 million, primarily related to our sales center and corporate headquarters expansion.

        Net cash provided by financing activities includes proceeds from the borrowings of related party debt of $51.9 million and funds returned from escrow for the MyHammer tender offer of $10.6 million, partially offset by cash transfers of $13.1 million to IAC pursuant to IAC's centrally managed U.S. treasury management function, the purchase of noncontrolling interests of $12.4 million and principal payments on related party debt of $2.8 million.

Six Months Ended June 30, 2016

        Net cash provided by operating activities consists of net earnings of $4.1 million, adjustments for non-cash items of $16.7 million and an increase from working capital activities of $0.5 million.

Adjustments for non-cash items primarily consist of $7.9 million of bad debt expense, $4.3 million of stock-based compensation expense and $3.8 million of depreciation. The changes from working capital activities primarily consist of an increase in accounts payable and other current liabilities of $11.9 million and an increase in deferred revenue of $5.0 million, partially offset by an increase in accounts receivable of $15.9 million. The increase in accounts payable and other current liabilities is due to the timing of payments. The increase in deferred revenue is primarily due to growth in subscription sales to service professionals. The increase in accounts receivable is primarily due to revenue growth in North America.

        Net cash used in investing activities includes capital expenditures of $9.2 million primarily related to an increase in internally developed software.

        Net cash used in financing activities includes cash transfers of $10.8 million to IAC pursuant to IAC's centrally managed U.S. treasury management function.

Year Ended December 31, 2016

        Net cash provided by operating activities consists of net earnings of $10.6 million, adjustments for non-cash items of $27.7 million and an increase from working capital activities of $1.9 million. Adjustments for non-cash items primarily consist of $17.4 million of bad debt expense, $8.9 million of stock-based compensation expense, $8.4 million of depreciation, $7.7 million of excess tax benefits from stock-based awards, $3.7 million of deferred income taxes, and $3.2 million of amortization of intangibles. The deferred income tax benefit primarily relates to stock-based compensation expense. The changes from working capital activities primarily consist of an increase of $14.9 million in accounts payable and other current liabilities, an increase in income taxes payable of $6.9 million, an increase in deferred revenue of $6.9 million, partially offset by an increase in accounts receivable of $23.9 million, and an increase in other current assets of $3.0 million. The increase in accounts payable and other current liabilities is due to the timing of payments and an increase in employee-related accruals. The increase in income taxes payable is due to current year income tax accruals in excess of current year income tax payments. The increase in deferred revenue is due to growth in subscription revenue. The increase in accounts receivable is primarily due to revenue growth in North America. The increase in other current assets is due to an increase in prepaid marketing.

        Net cash used in investing activities includes $15.6 million of cash used for the MyHammer acquisition and capital expenditures of $16.7 million, primarily related to a new sales center and an increase in internally developed software.

        Net cash provided by financing activities includes $44.8 million in proceeds from the borrowings of related party debt principally used to fund the acquisition of MyHammer and $7.7 million of excess tax benefits from stock-based awards, partially offset by the refinancing of an $11.4 million promissory note, $10.5 million of funds held in escrow relating to the MyHammer tender offer for the portion of shares publicly held, and cash transfers of $4.3 million to IAC pursuant to IAC's centrally managed U.S. treasury management function.

Year Ended December 31, 2015

        Net cash provided by operating activities consists of a net loss of $4.0 million, adjustments for non-cash items of $28.8 million and a decrease from working capital activities of $7.0 million. Adjustments for non-cash items primarily consist of $13.2 million of bad debt expense, $7.9 million of stock-based compensation expense, $6.6 million of depreciation, $3.8 million of amortization of intangibles, and $3.5 million of deferred income taxes. The deferred income tax benefit primarily relates to stock-based compensation expense. The changes from working capital activities primarily consist of an increase in accounts receivable of $16.2 million, partially offset by an increase in deferred revenue of $7.2 million and an increase in income taxes payable of $2.5 million. The increase in accounts receivable is primarily due to revenue growth in North America. The increase in deferred revenue is primarily due to the growth in subscription revenue. The increase in income taxes payable is due to current year income tax accruals in excess of current year income tax payments.

        Net cash used in investing activities includes capital expenditures of $10.2 million primarily related to an increase in internally developed software.

        Net cash used in financing activities includes cash transfers of $9.5 million to IAC pursuant to IAC's centrally managed U.S. treasury management function.

Year Ended December 31, 2014

        Net cash provided by operating activities consists of a net loss of $2.2 million, adjustments for non-cash items of $25.8 million and a decrease from working capital activities of $10.8 million. Adjustments for non-cash items primarily consist of $10.9 million of bad debt expense, $9.6 million of amortization of intangibles, and $6.5 million of depreciation. The changes from working capital activities primarily consist of an increase in accounts receivable of $14.2 million primarily due to revenue growth in North America.

        Net cash used in investing activities includes $12.2 million used for the acquisition of mHelpDesk, and capital expenditures of $6.8 million, primarily related to an increase in internally developed software.

        Net cash provided by financing activities includes cash transfers of $5.3 million from IAC pursuant to IAC's centrally managed U.S. treasury management function.

Liquidity and capital resources

For periods prior to the Transactions

        Our principal sources of liquidity have historically been cash flows generated from operations and the funding we receive from IAC, including loans from certain IAC foreign subsidiaries, which have been primarily used to fund acquisitions, as well as our cash and cash equivalents. These sources have been sufficient to enable us to fund our normal operating requirements, including capital expenditures, and our acquisitions. We believe these sources will continue to be sufficient to fund our normal operating requirements, including capital expenditures, which we expect to be approximately 100% higher in 2017 than 2016 due to our sales center and corporate headquarters expansion.

In connection with the Transactions

        All outstanding long-term debt—related party and amounts due between IAC and the HomeAdvisor Business, will be settled prior to the completion of the Transactions, with the exception of a promissory note that will be issued to a foreign subsidiary of IAC that is not part of the HomeAdvisor Business in an amount not to exceed €4.0 million.

        At or prior to the Closing, ANGI Homeservices and IAC or a subsidiary of IAC will enter into one or more intercompany loan agreements (collectively referred to as the "Intercompany Note"), the form of which is an exhibit to the Merger Agreement. Pursuant to the Intercompany Note, IAC or a subsidiary of IAC will provide the funds necessary at the Effective Time to repay the outstanding balance under Angie's List's existing credit agreement, which is $60.0 million as of June 30, 2017. ANGI Homeservices and its subsidiaries may also request further advances under the Intercompany Note or under additional agreements substantially in the form of the Intercompany Note following the Closing to cover general corporate purposes such as the provision of working capital, which IAC in its discretion may agree to provide on the terms set forth in the Intercompany Note.

        ANGI Homeservices currently intends to enter into a credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. as administrative agent and certain lenders after the Closing. The Credit Agreement is expected to provide for a five-year term loan A facility not to exceed $275 million, and to be guaranteed by ANGI Homeservice's wholly owned material domestic subsidiaries. It is expected to be secured by substantially all assets of ANGI Homeservices and the guarantors, subject to certain exceptions to be agreed. The proceeds of the Credit Agreement, if any, are expected to be used to repay indebtedness outstanding to IAC and its subsidiaries, to pay fees and expenses in connection with the Merger and for general corporate purposes, including working capital and dividends. The Credit Agreement is expected to have affirmative, negative and financial covenants to be agreed among the lenders and ANGI Homeservices. While ANGI Homeservices currently intends to enter into the Credit Agreement, it may determine not to do so.

        Immediately following completion of the Transactions, IAC is expected to hold Class B shares of ANGI Homeservices which, together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices, will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 98% of the total voting power of ANGI Homeservices common stock. For further details, see the sections entitled "The Merger Agreement—Election Procedures for the Share Consideration and the Cash Consideration; Aggregate Cap and Possible Proration of the Cash Consideration" and "—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC." As a result, IAC will have the ability to control ANGI Homeservices' financing activities following the Closing, including the issuance of additional debt and equity securities by ANGI Homeservices or any of its subsidiaries, or the incurrence of other indebtedness generally. While ANGI Homeservices is expected to have the ability to access debt and equity markets if needed, such transactions may require the approval of IAC due to its control of the majority of the outstanding voting power of ANGI Homeservices' capital stock and its representation on the ANGI Homeservices board of directors. Additional financing may not be available on favorable terms or at all.

Contractual Obligations

        Our principal commitments consist of obligations under related party debt and operating leases for office space and equipment. The following table summarizes our contractual obligations as of June 30, 2017.

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Long-term debt—related party(a)	$179	$5,179	$—	$263,293	$268,651
Operating leases(b)	7,721	21,293	15,541	34,634	79,189
Purchase obligations(c)	364	268	—	—	632

Total contractual obligations(d)	$8,264	$26,740	$15,541	$297,927	$348,472

(a)
Long-term debt—related party consists of promissory notes including interest at both fixed and variable rates. Long-term debt—related party at June 30, 2017 consists of $94.8 million, which bears interest at fixed rates, and $5.0 million which bears interest at a variable rate. The variable rate debt bears interest at LIBOR plus 2.00%, or 3.54%, at June 30, 2017. The amount of interest ultimately paid on the variable rate debt may differ based on changes in interest rates. See "Note 9—Related Party Transactions" to the unaudited combined interim financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus for additional information on Long-term debt—related party.

(b)
We lease office space, data center facilities and equipment used in connection with our operations under various operating leases, the majority of which contain escalation clauses. In March 2017, we entered into a new 10.5 year lease for our call center in New York and a new 10.5 year lease for our corporate headquarters in Denver, Colorado.

(c)
Purchase obligations primarily consist of advertising commitments.

(d)
We have excluded $0.6 million in unrecognized tax benefits and related interest from the table above as we are unable to make a reasonably reliable estimate of the period in which these liabilities might be paid. For additional information on income taxes, see "Note 2—Income Taxes" to the unaudited combined interim financial statements of the HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

        Other than the items described above, we have no significant off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange risk

        We conduct business in certain foreign markets, principally in the European Union. For the six months ended June 30, 2017 and 2016, international revenue accounted for 9% and 8% of combined revenue, respectively. For the years ended December 31, 2016, 2015 and 2014, international revenue accounted for 8%, 9% and 16% of combined revenue, respectively. Our primary exposure to foreign currency exchange risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar, primarily the Euro. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of operating results. The average Euro to U.S. dollar exchange rate decreased 3% in the first six months of 2017 compared to 2016.

        Historically, we have not hedged any foreign currency exposures. Our continued international expansion increases our exposure to exchange rate fluctuations and as a result such fluctuations could have a significant impact on our future results of operations.

Critical Accounting Policies and Estimates

        The following disclosure is provided to supplement the descriptions of our accounting policies contained in "Note 2—Summary of significant accounting policies" to the audited combined financial statements of the HomeAdvisor Business, included elsewhere in this proxy statement/prospectus, in regard to significant areas of judgment. Management of the Company is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities as of the date of the combined financial statements. Actual results could differ from these estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our combined financial statements than others. What follows is a discussion of some of our more significant accounting policies and estimates.

Allowance for doubtful accounts

        The Company makes judgments as to its ability to collect outstanding receivables and provide allowances when it has determined that all or a portion of the receivable will not be collected. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, its previous loss history, the specific customer's ability to pay its obligations and the condition of the general economy and the customer's industry. The Company writes off accounts receivable when they are determined to be uncollectible. The carrying value of the allowance for doubtful accounts is $9.2 million and $8.2 million at December 31, 2016 and 2015, respectively.

Business combinations

        Acquisitions are an important part of the Company's growth strategy. The Company invested $53.4 million and $19.7 million in acquisitions for the six months ended June 30, 2017 and the year ended December 31, 2016. The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. The fair value of these intangible assets is based on detailed valuations that use information and assumptions provided by management. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill and is assigned to the reporting unit(s) that is expected to benefit from the combination as of the acquisition date.

Recoverability of goodwill and indefinite-lived intangible assets

        Goodwill is the Company's largest asset with a carrying value of $171.0 million and $150.6 million at December 31, 2016 and 2015, respectively. Indefinite-lived intangible assets, which consist of the Company's acquired trade names and trademarks, have a carrying value of $4.9 million and $0.6 million at December 31, 2016 and 2015, respectively.

        Goodwill and indefinite-lived intangible assets are assessed annually for impairment as of October 1 or, more frequently, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. In performing its annual assessment, the Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value.

        For the Company's annual goodwill test at October 1, 2016, a qualitative assessment of the North America and Europe reporting units' goodwill was performed because the Company concluded it was more likely than not that the fair value of these reporting units was in excess of their respective carrying values. The primary factors that the Company considered in its qualitative assessment for each of these reporting units were valuations performed during 2016. These valuations were prepared primarily in connection with the issuance and/or settlement of equity grants that are denominated in the shares of HomeAdvisor (US) or HomeAdvisor (International), as applicable, and certain of their subsidiaries. The valuations were prepared time proximate to, but not as of, October 1, 2016. The Company determined that the fair value of each of these reporting units was significantly in excess of its October 1, 2016 carrying value.

        While the Company has the option to qualitatively assess whether it is more likely than not that the fair value of its indefinite-lived intangible asset are less than its carrying value, the Company's policy is to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1. The Company determines the fair value of indefinite-lived intangible assets using an avoided royalty discounted cash flow ("DCF") valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rate used in the Company's annual indefinite-lived impairment assessment was 17% in both 2016 and 2015, and the royalty rate used was 1% in both 2016 and 2015.

        The 2016, 2015 and 2014 annual assessments identified no impairments.

Recoverability of long-lived assets

        We review the carrying value of all long-lived assets, comprising property and equipment, including leasehold improvements, and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. In addition, the Company reviews the useful lives of its long-lived assets whenever events or changes in circumstances indicate that these lives may be changed. The carrying value of property and equipment and definite-lived intangible assets is $29.6 million and $19.5 million at December 31, 2016 and 2015, respectively.

Income taxes

        We account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. As of December 31, 2016 and 2015, the balance of deferred tax assets, net, is $13.0 million and $12.3 million, respectively.

        We recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. At December 31, 2016 and 2015, we had unrecognized tax benefits of $0.6 million and $2.0 million, including interest, respectively. Changes to reserves from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by us are recorded in the period they become known.

        The ultimate amount of deferred income tax assets realized and the amounts paid for deferred income tax liabilities and uncertain tax positions may vary from our estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the various tax authorities, as well as actual operating results of the Company that vary significantly from anticipated results.

        No income taxes have been provided on indefinitely reinvested earnings of certain foreign entities comprising the HomeAdvisor Business totaling $11.8 million at December 31, 2016. The estimated amount of the unrecognized deferred income tax liability with respect to such earnings would be $3.6 million.

Stock-based compensation

        The stock-based compensation expense reflected in our combined statement of operations consists of expense related to stock appreciation rights with respect to HomeAdvisor (US), IAC stock options and restricted stock units issued to employees of the HomeAdvisor Business and equity awards denominated in the equity of certain other entities comprising the HomeAdvisor Business.

        Prior to the Transactions, the equity awards that relate to common stock of HomeAdvisor (US) or the common stock of certain other entities comprising the HomeAdvisor Business are settleable in shares of IAC common stock having a value equal to the difference between the exercise price and the fair market value of the common stock of the relevant entity of the HomeAdvisor Business. Upon completion of the Transactions, the stock appreciation rights that relate to common stock of HomeAdvisor (US) will be converted into awards that are exercisable for Class A shares of ANGI Homeservices, and the equity awards that relate to other entities comprising the HomeAdvisor Business will be settleable, at IAC's election, in shares of IAC common stock or in Class A shares of ANGI Homeservices. To the extent shares of IAC common stock are issued in settlement of the awards issued by entities comprising the HomeAdvisor Business other than HomeAdvisor (US), ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC additional Class B shares of ANGI Homeservices common stock. For IAC equity awards issued to employees of the HomeAdvisor Business, ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC, at IAC's election, either cash or additional Class B shares of ANGI Homeservices common stock.

        We measure and recognize compensation expense for all stock-based awards based on the grant date fair value of the awards. The fair value of stock appreciation rights and stock options is estimated using the Black-Scholes option-pricing model. Fair value is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is the vesting period of the award.

        The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, the most significant of which include estimating the fair value of the underlying shares, expected term, expected volatility of the underlying shares, risk-free interest rates and the expected dividend yield. In addition, the recognition of stock-based compensation expense is impacted by our estimated forfeiture rates, which are based, in part, on historical forfeiture rates. The assumptions used in the option pricing model represent IAC management's best estimates.

        Stock-based compensation expense related to HomeAdvisor (US) denominated stock appreciation rights represents the majority of the combined HomeAdvisor Business stock-based compensation expense, exclusive of corporate allocations, for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015. The description below relates to the common stock and stock appreciation rights of HomeAdvisor (US).

Valuations of HomeAdvisor (US)

        We estimated the fair value of the common stock and stock appreciation rights of HomeAdvisor (US) using the Black-Scholes option-pricing model. The fair values of the common stock of HomeAdvisor (US) were approved by the Compensation and Human Resources Committee of the IAC Board of Directors, or the IAC Committee, after consultation with IAC management and based on valuations prepared by IAC management and, at certain times, valuations prepared by an unrelated third party valuation advisory firm. The IAC Committee intended all awards granted to be exercisable at a price per share not less than the per share fair value of the common stock on the grant date. In the absence of a public trading market of the shares of HomeAdvisor (US), the IAC Committee exercised its reasonable judgment and considered numerous objective and subjective factors to determine what it believed to be the best estimate of the fair value of the shares of common stock of HomeAdvisor (US). These factors generally included the following:

  •
  actual operating and financial performance;

  •
  current business conditions and financial projections;

  •
  the market performance of comparable publicly traded companies;

  •
  recent valuations performed at periodic intervals by an unrelated third-party valuation advisory firm; and

  •
  the U.S. capital market conditions.

        In valuing the shares of HomeAdvisor (US), we determined its equity value by assessing a combination of value indicators using a market comparable approach and an income approach. The valuation method ultimately selected to determine the equity value was the market comparable approach after determining that the resulting valuation was reasonable given the range of valuations determined using the income approach.

Market comparable approach

        The market comparable approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the value of HomeAdvisor (US).

        The peer group of companies was determined by considering companies relevant in terms of business function, monetization model, and margin and growth characteristics operating in these sectors: lead generation, local reviews, eCommerce, and branded consumer internet companies with strong earnings growth.

Income approach

        For the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For these valuations, we prepared financial projections to be used in the income approach. The financial projections took into account the historical financial results of operations, business experiences and future expectations of HomeAdvisor (US). The risk associated with achieving these forecasts was used to select the appropriate exit multiple and discount rate. There is inherent uncertainty in these estimates, as the assumptions used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact the business.

Option-pricing model

        The key assumptions used in the option-pricing model to value HomeAdvisor (US) denominated stock appreciation rights are estimated as follows:

  •
  Fair value of shares.  Because the shares of HomeAdvisor (US) have no publicly traded history, we must estimate the grant date fair value of these shares, as described above.

  •
  Expected term.  The stock appreciation rights of HomeAdvisor (US) have generally had one window each year during which a holder could exercise their awards and the expected term is based upon the mid-point of the first and last exercise window.

  •
  Expected volatility.  In the absence of a trading history for the common stock of HomeAdvisor (US), we estimated the expected price volatility of these stock appreciation rights by making reference to the peer group of companies used in the preparation of valuations.

  •
  Risk-free interest rate.  We base the risk-free interest rate for all awards on U.S. Treasuries equal to the expected term of the award on the grant date.

  •
  Expected dividend yield.  The expected dividend assumption for the stock appreciation rights was zero at the time of grant based on the then-current expectation of not paying dividends in the foreseeable future.

        The following table summarizes the weighted-average assumptions used in the option pricing model for grants made during the periods indicated for the stock appreciation rights of HomeAdvisor (US).

	Year ended December 31, 2016	Year ended December 31, 2015	Six months ended June 30, 2017
Grant date fair value of shares(1)	$9.86	$3.63	$16.83
Expected term (in years)	3.2	3.7	5.6
Expected volatility	44%	48%	52%
Risk-free interest rate	0.8%	1.2%	2.0%
Expected dividend yield	—%	—%	—%

(1)
The grant date fair value per share for these awards does not give effect to the exchange ratio that will be applied in connection with the Merger.

        In addition to the above assumptions, we also estimate a forfeiture rate to calculate stock-based compensation expense, which is based on an analysis of historical forfeitures.

        Based on the Black-Scholes assumptions in the table above, the weighted average fair value of stock appreciation rights granted during the years ended December 31, 2016 and 2015 and for the six months ended June 30, 2017, are $3.13, $1.34 and $8.24, respectively.

Recent Accounting Pronouncements

        For a discussion of recent accounting pronouncements, see "Note 2—Summary of significant accounting policies" to the audited combined financial statements of HomeAdvisor Business included elsewhere in this proxy statement/prospectus.

ANGI HOMESERVICES COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis provides information regarding the compensation philosophy, policies, and practices with respect to the compensation of ANGI Homeservices' principal executive officer, principal financial officer, and three other most highly compensated executive officers, collectively referred to as ANGI Homeservices' "named executive officers," for the fiscal year ended December 31, 2016. The named executive officers covered by this Compensation Discussion and Analysis have been determined based on the individuals who are expected to serve as executive officers of ANGI Homeservices following completion of the Transactions. Based on this methodology, ANGI Homeservices' named executive officers for the 2016 fiscal year were:

  •
  Chris Terrill, Chief Executive Officer;

  •
  William B. Ridenour, Chief Technology Officer;

  •
  Craig Smith, President and Chief Operating Officer;

  •
  Glenn H. Schiffman, IAC's Executive Vice President and Chief Financial Officer, who also will serve as ANGI Homeservices' Chief Financial Officer; and

  •
  Allison Lowrie, Chief Marketing Officer.

        During 2016, Messrs. Terrill, Ridenour, and Smith, and Ms. Lowrie were employees of, and received compensation from, HomeAdvisor (US) and Mr. Schiffman was an employee of, and received compensation from, IAC.

Roles and Responsibilities

        To date, executive officer compensation (other than with respect to Mr. Schiffman) has been predominantly determined by IAC. Mr. Schiffman serves as a named executive officer of IAC and, as such, all decisions relating to his compensation were made by the Compensation and Human Resources Committee of the Board of Directors of IAC (the "IAC Committee").

        Following completion of the Transactions, ANGI Homeservices will have a separate board of directors as described in the section entitled "Board of Directors and Executive Officers of ANGI Homeservices Following the Merger," which board of directors will in turn have a compensation committee with the responsibility of establishing ANGI Homeservices' compensation philosophy and programs and determining appropriate payments and awards to ANGI Homeservices' executive officers, other than Mr. Schiffman, with respect to whom the IAC Committee will continue to make such determinations.

        This Compensation Discussion and Analysis deals exclusively with historical information while the HomeAdvisor Business has been a part of IAC, and is not necessarily indicative of future philosophy when ANGI Homeservices is a publicly traded company.

        In general, IAC has been responsible for establishing bonus pools and equity pools for employees of the HomeAdvisor Business, other than Mr. Schiffman, and such pools have been allocated throughout the HomeAdvisor Business, with Mr. Terrill making the determinations for most other executive officers, and IAC directly establishing the bonus and equity awards for Mr. Terrill.

        Neither ANGI Homeservices nor IAC has an ongoing relationship with any particular compensation consulting firm, though IAC has from time to time retained the services of consultants on specific occasions.

Philosophy and Objectives

        The historical compensation program for executive officers of HomeAdvisor (US) was designed to increase long-term value by attracting, retaining, motivating, and rewarding leaders with the competence, character, experience, and ambition necessary to enable the HomeAdvisor Business to meet its growth objectives.

        When establishing compensation packages for a given executive, IAC followed a flexible approach, and has made decisions based on a host of factors particular to a given executive situation, including its firsthand experience with the competition for recruiting and retaining executives; negotiation and discussion with the relevant individual; competitive survey data; internal equity considerations; and other factors IAC deemed relevant at the time.

        Similarly, IAC has not followed an arithmetic approach to establishing compensation levels and measuring and rewarding performance, as IAC believes this approach often fails to adequately take into account the multiple factors that contribute to success at the individual and business level. In any given period, IAC may have had multiple objectives, and these objectives, and their relative importance, often change as the competitive and strategic landscape shifts, even within a given compensation cycle. As a result, formulaic approaches often over-compensate or under-compensate a given performance level. Accordingly, IAC has historically avoided the use of strict formulas in its compensation practices and has relied primarily on a discretionary approach.

Benchmarking

        While IAC considers market data in establishing broad compensation programs and practices and may periodically benchmark the compensation associated with particular executive positions, IAC does not definitively rely on competitive survey data or any benchmarking information in establishing executive compensation. IAC makes decisions based on a host of factors particular to a given executive's situation, including those described above and its understanding of the current environment, and believes that over-reliance on survey data, or a benchmarking approach, is too rigid and stale for the dynamic and fast changing marketplace for talent.

Compensation Elements

        Compensation packages for executive officers have primarily consisted of salary, annual bonuses, long term incentives (typically equity awards), perquisites, and other benefits. Prior to making specific decisions related to any particular element of compensation, IAC typically reviews the total compensation of each executive officer, evaluating the executive officer's total near- and long-term compensation in the aggregate. IAC determines which element or combinations of compensation elements (salary, bonus, or equity) can be used most effectively to further its compensation objectives. However, all such decisions are subjective, and made on a facts-and-circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Salary

        A new executive officer's starting salary is typically negotiated upon arrival, based on the executive officer's prior compensation history, prior compensation levels for the particular position, the executive officer's location, salary levels of other executive officers, salary levels available to the individual in alternative opportunities, reference to certain survey information, and the extent to which IAC desires to secure the executive officer's services.

        Once established, salaries can increase based on a number of factors, including the assumption of additional responsibilities, internal equity, periodic market checks, and other factors that demonstrate an executive officer's increased value.

Annual Bonuses

        General.    The annual bonus program is designed to reward performance on an annual basis. Because of the variable nature of the bonus program, and because in any given year bonuses have the potential to make up a significant portion of an executive officer's total compensation, the bonus program provides an important incentive tool to achieve annual objectives.

        Historically, after consultation with HomeAdvisor (US) management, IAC established the annual bonus pool for the HomeAdvisor Business based on its assessment of the performance of the HomeAdvisor Business for the completed year. In large part, success has been measured based on growth in revenue and profitability of the HomeAdvisor Business, but success is measured subjectively both in absolute terms over the prior year and in comparison to the competitors of the HomeAdvisor Business, taking into account economic and other factors, without any pre-established targets. Additionally, consideration has sometimes been given to achievement of various strategic objectives over the course of the year, and other factors IAC and HomeAdvisor (US) management deemed relevant. No quantified weight has been given to any particular consideration and there has generally been no formulaic calculation. Rather, IAC has engaged in an overall assessment of appropriate bonus levels based on a subjective interpretation of corporate performance.

        IAC has established the bonuses of Messrs. Terrill and Ridenour in large part based on the same considerations used in establishing the bonus pool for the HomeAdvisor Business generally. Mr. Terrill has then generally been responsible for allocating the remainder of the bonus pool to the rest of the company, including the other executive officers, other than Messrs. Ridenour and Schiffman.

        IAC has historically paid annual bonuses shortly after year-end following finalization of financial results for the prior year.

        Executive officer bonuses tend to be highly variable from year-to-year depending on performance of the applicable company and, in certain circumstances, individual executive officer performance.

        2016 Annual Bonus.    In setting bonus amounts for 2016, consideration was given to the overall performance of the applicable company (IAC, for Mr. Schiffman, and HomeAdvisor (US) for the other named executives), the amount of bonus for each named executive officer relative to other IAC executives for Mr. Schiffman and other executive officers of HomeAdvisor (US) for the other named executive officers and, with respect to Mr. Schiffman, the recommendations of IAC's Chairman and Senior Executive and its Chief Executive Officer. In addition, 2016 achievements were considered, and compared to achievements and bonus levels in prior years.

        Mr. Schiffman.    In setting the actual bonus level for Mr. Schiffman in 2016, the IAC Committee considered a variety of factors, including the following: (i) IAC's revenue decreased modestly year over year, while its Adjusted EBITDA increased modestly year over year, (ii) IAC returned over $315 million to stockholders during 2016 by way of share repurchases and otherwise effectively managed its capitalization and cash position, and (iii) IAC took steps to positively advance the strategic position of several of its businesses. While the factors noted above were the primary ones considered in setting bonus award amounts for Mr. Schiffman, the IAC Committee also considered Mr. Schiffman's role and responsibilities, the relative contributions made by Mr. Schiffman during the year and the relative size of the bonuses paid to the other executive officers of IAC. The IAC Committee also considered Mr. Schiffman's new role as Executive Vice President and Chief Financial Officer and his oversight of cost-cutting initiatives.

        Other Named Executives.    In 2016, the HomeAdvisor Business experienced strong growth in revenue and Adjusted EBITDA and grew its service provider network in the United States by over 40%; it also made progress on a number of important strategic initiatives in product development. As a result, IAC determined to pay Mr. Terrill a bonus of $900,000 and Mr. Ridenour a bonus of $600,000.

Likewise, Mr. Smith and Ms. Lowrie received bonuses of $500,000 and $375,000, respectively, based primarily on Mr. Terrill's view of corporate performance and individual contributions. As noted above, in setting individual bonus amounts, there was no weight assigned to any specific factor, and no application of a formulaic calculation.

Long-Term Incentives

        General.    IAC believes that tying the compensation of executive officers to an increase in value of the business for which they work will drive focus and performance, which in turn will benefit IAC stockholders.

        Employees of the HomeAdvisor Business have historically received (i) equity awards denominated in shares of IAC common stock, (ii) equity awards denominated in shares of HomeAdvisor (US), and (iii) in 2016, equity awards denominated in shares of certain other subsidiaries of the HomeAdvisor Business.

        In setting particular award levels, the predominant objectives have been providing the person with effective retention incentives, appropriate reward for past performance, and incentives for strong future performance. Appropriate levels to meet these goals may vary from year to year, and from individual to individual, based on a variety of factors. The annual corporate performance factors relevant to setting bonus amounts that were discussed above, while taken into account, have generally been less relevant in granting annual equity awards, as the awards tend to be more forward looking, and are a longer-term retention and reward instrument than annual bonuses.

        The IAC Committee made all determinations regarding grants of equity awards to the named executive officers, in consultation with IAC senior management. In assessing the appropriate level of awards, IAC took into account historical practices, its view of market compensation generally, the dilutive impact of equity grants across IAC, and other relevant factors.

        Prior to the Transactions, the equity awards that relate to common stock of HomeAdvisor (US) or the common stock of certain other HomeAdvisor Entities are settleable in shares of IAC common stock having a value equal to the difference between the exercise price and the fair market value of the common stock of the relevant HomeAdvisor Entity. Upon completion of the Transactions, the stock appreciation rights that relate to common stock of HomeAdvisor (US) will be converted into awards that are exercisable for Class A shares of ANGI Homeservices, and the equity awards that relate to other HomeAdvisor Entities will be settleable, at IAC's election, in shares of IAC common stock or in Class A shares of ANGI Homeservices.

        To the extent shares of IAC common stock are issued in settlement of the awards issued by HomeAdvisor Entities other than HomeAdvisor (US), ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC additional Class B shares of ANGI Homeservices common stock. For IAC equity awards issued to employees of the HomeAdvisor Business, ANGI Homeservices will reimburse IAC for the cost of those shares by, at IAC's election, either paying IAC cash or issuing to IAC additional Class B shares of ANGI Homeservices common stock.

        For a description of the equity awards granted to employees of the HomeAdvisor Business, see "Note 8—Stock-Based Compensation" to the historical combined financial statements of the HomeAdvisor Business contained elsewhere in this proxy statement/prospectus.

        2016 Equity Awards.    In February 2016, in connection with IAC's normal course annual compensation practice, IAC granted 350,000 HomeAdvisor (US) stock appreciation rights to Mr. Smith and 400,000 HomeAdvisor (US) stock appreciation rights to Ms. Lowrie, each with a per share exercise price of $9.86, vesting in equal annual installments over four years, and IAC granted 50,000 IAC stock options to Mr. Terrill and 40,000 IAC stock options to Mr. Ridenour, each with a per share exercise price of $45.22, vesting in equal annual installments over four years. On May 12, 2016, in connection with an internal reorganization of the HomeAdvisor Business, IAC granted 7,500 Home Advisor (International) stock appreciation rights to Mr. Terrill, 7,500 HomeAdvisor (International) stock appreciation rights to Mr. Ridenour, and 10,000 Home Advisor (International) stock appreciation rights to Mr. Smith, each with a per share exercise price of $28.89, vesting in equal annual installments over four years. And on December 1, 2016, IAC granted 5,000 IAC stock options to each of Messrs. Terrill, Ridenour and Smith and to Ms. Lowrie, each with a per share exercise price of $65.82, vesting on the fourth anniversary of the grant date.

        As further described below, in connection with the execution of his employment agreement upon joining IAC, on April 7, 2016, Mr. Schiffman received a grant of 200,000 IAC stock options, with a per share exercise price of $45.78, vesting in equal annual installments over four years.

Employment Agreements

        Employment Agreement with Mr. Schiffman.    Effective April 7, 2016, IAC and Mr. Schiffman entered into an employment agreement, pursuant to which Mr. Schiffman became IAC's Executive Vice President and Chief Financial Officer. The employment agreement has a scheduled term of one year from the effective date of the employment agreement and provides for automatic renewals for successive one-year terms absent written notice from IAC or Mr. Schiffman 90 days prior to the expiration of the then-current term.

        The employment agreement provides that Mr. Schiffman will be eligible to receive an annual base salary (currently $600,000), discretionary annual cash bonuses, equity awards, and such other employee benefits as may be reasonably determined by the IAC Committee. Upon joining IAC, Mr. Schiffman was granted 200,000 IAC stock options that vest in equal annual installments over four years, subject to Mr. Schiffman's continued employment with IAC, and have an exercise price equal to $45.78.

        Upon certain involuntary terminations of Mr. Schiffman's employment and subject to his execution and non-revocation of a release of claims in favor of IAC and compliance with the restrictive covenants set forth in the employment agreement: (i) IAC will continue to pay Mr. Schiffman his annual base salary for one year following such termination, (ii) the options granted to Mr. Schiffman in connection with his joining IAC will vest as of the date of such termination, (iii) all other IAC equity awards (including any cliff-vesting awards, which will be prorated as though such awards had an annual vesting schedule) held by Mr. Schiffman that would have otherwise vested during the one-year period following such termination will vest as of the date of such termination and (iv) all vested and outstanding IAC stock options held by Mr. Schiffman as of the date of such termination (including any stock options that vested pursuant to the acceleration rights described above) will remain outstanding and exercisable for 18 months from the date of such termination.

        Pursuant to the employment agreement, Mr. Schiffman is bound by a covenant not to compete with IAC's businesses during the term of his employment and for 12 months after certain involuntary terminations, and covenants not to solicit IAC's employees or business partners during the term of his employment and for 18 months after such a termination. In addition, Mr. Schiffman has agreed not to use or disclose any confidential information of IAC or its affiliates.

        Employment Agreement with Chris Terrill.    Mr. Terrill is party to an employment agreement, dated May 16, 2011, with HomeAdvisor (US) pursuant to which Mr. Terrill currently serves as Chief Executive Officer of HomeAdvisor (US). The employment agreement had an initial four-year term and provides for automatic renewals for successive one-year terms absent written notice from HomeAdvisor (US) or Mr. Terrill 90 days prior to the expiration of the then-current term.

        The employment agreement provides that Mr. Terrill will be eligible to receive an annual base salary (currently $400,000), discretionary annual cash bonuses, and such other employee benefits as may be determined by HomeAdvisor (US).

        Upon certain involuntary terminations of Mr. Terrill's employment and subject to his execution and non-revocation of a release of claims in favor of HomeAdvisor (US) and compliance with the restrictive covenants set forth in the employment agreement HomeAdvisor (US) will continue to pay Mr. Terrill his annual base salary for one year following such termination.

        Pursuant to the employment agreement, Mr. Terrill is bound by a covenant not to compete with HomeAdvisor (US)'s businesses during the term of his employment and for 12 months thereafter, and covenants not to solicit HomeAdvisor (US)'s employees or business partners during the term of his employment and for 18 months after such a termination. In addition, Mr. Terrill has agreed not to use or disclose any confidential information of HomeAdvisor (US) or its affiliates.

        Prior to the consummation of the Transactions, ANGI Homeservices expects to enter into an employment agreement with Mr. Terrill, which will be effective subject to, and upon the consummation of, the Transactions. The terms of the ANGI Homeservices employment agreement are expected to be substantially similar to the terms of the employment agreements entered into between ANGI Homeservices and Messrs. Ridenour and Smith and Ms. Lowrie. See "—ANGI Homeservices Compensation Program Following the Transactions—Employment Agreements with William B. Ridenour, Craig Smith, and Allison Lowrie."

        Employment Agreements with William B. Ridenour, Craig Smith and Allison Lowrie.    As described in "—ANGI Homeservices Compensation Program Following the Transactions—Employment Agreements with William B. Ridenour, Craig Smith and Allison Lowrie," ANGI Homeservices has entered into employment agreements with each of Messrs. Ridenour and Smith and Ms. Lowrie, which will become effective subject to, and upon the consummation of, the Transactions.

Change in Control and Severance

        IAC believes that providing executive officers with severance and change in control protection is critical to allowing executive officers to fully value the forward looking elements of their compensation packages, and therefore limit retention risk during uncertain times. Accordingly, equity awards granted to employees of the HomeAdvisor Business generally provide for varying degrees of accelerated vesting in the event of a change in control. These benefits, which generally are payable if the executive officer's employment is terminated without cause or the executive resigns with good reason are described in the section of this proxy statement/prospectus entitled "ANGI Homeservices Executive Compensation—Potential Payments Upon Termination or Change in Control."

Other Compensation

        Under limited circumstances, certain of the ANGI Homeservices named executive officers have received non-cash and non-equity compensatory benefits. The executive officers do not participate in any deferred compensation or retirement program other than IAC's 401(k) plan.

        As part of the agreement for Mr. Schiffman to move to the New York City metropolitan area to accept the position of Executive Vice President and Chief Financial Officer of IAC, IAC agreed to compensate Mr. Schiffman for various costs of relocating from Austin, Texas, including airfare for certain trips between the New York City metropolitan area and Austin, Texas until his family joined him in the New York City metropolitan area during the third quarter of 2016, the payment of certain brokerage fees in connection with the disposition of his home, costs of temporary housing, moving expenses and associated tax gross-ups. IAC does not expect these amounts to be recurring, and though the applicable compensation disclosure rules require disclosure of the value of these items as compensation, they were not taken into account in determining the other components of Mr. Schiffman's compensation, as IAC views them as a cost to IAC in facilitating Mr. Schiffman's move to the New York City metropolitan area.

Tax Deductibility

        IAC's practice is to structure compensation programs in such a manner so that the compensation is deductible by IAC for federal income tax purposes. However, because ANGI Homeservices' executive officers will now be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, and were not previously, certain compensatory arrangements established prior to the Transactions but that will be paid following the completion of the Transactions may not result in deductible compensation for ANGI Homeservices.

 ANGI HOMESERVICES COMPENSATION PROGRAM FOLLOWING THE TRANSACTIONS

        ANGI Homeservices believes that, following the completion of the Transactions, ANGI Homeservices will need to maintain flexibility in designing compensation programs to attract, motivate, and retain ANGI Homeservices executives, including permitting ANGI Homeservices to regularly compensate executive officers with non-cash compensation reflective of ANGI Homeservices' stock performance in the form of publicly traded equity. Accordingly, ANGI Homeservices intends to adopt the ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan (the "2017 Plan") as described in "—ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan" below, and has entered into employment agreements with each of Messrs. Ridenour and Smith and Ms. Lowrie, as described in "—Employment Agreements with William B. Ridenour, Craig Smith and Allison Lowrie" below.

        While ANGI Homeservices is still in the process of determining specific details of the compensation program that will take effect following the completion of the Transactions, it is anticipated that ANGI Homeservices' compensation program following the completion of the Transactions will be based on the same principles and designed to achieve the same objectives as the historical compensation program in place at the HomeAdvisor Business.

ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan

        Prior to the completion of the Transactions, ANGI Homeservices expects to adopt a stock and annual incentive plan that will be effective upon completion of the Transactions and will have terms substantially as set forth below.

Overview

        The purpose of the 2017 Plan is to give ANGI Homeservices a competitive advantage in attracting, retaining, and motivating officers and employees and to provide them with incentives that are directly linked to the future growth and profitability of ANGI Homeservices and its businesses.

        The 2017 Plan will replace the HomeAdvisor 2013 Incentive Plan, which is referred to as the "Prior Plan," and the Prior Plan will be automatically terminated and replaced and superseded by the 2017 Plan. Any awards granted under the Prior Plan, which are referred to as "Prior Plan Awards" will remain in effect pursuant to their terms under the 2017 Plan.

        The 2017 Plan also will cover any shares of ANGI Homeservices Class A common stock that may be delivered in settlement of equity awards in certain subsidiaries within ANGI Homeservices. For purposes of this summary, these awards are referred to as "Subsidiary Equity Awards." For a description of these Subsidiary Equity Awards, see "Note 8—Stock-Based Compensation" to the historical combined financial statements of the HomeAdvisor Business contained elsewhere in this proxy statement/prospectus. See also "Ancillary Agreements—Employee Matters Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the HomeAdvisor Business—Critical Accounting Policies and Estimates—Stock-based compensation."

Summary of Terms of the 2017 Plan

        The principal features of the 2017 Plan are described below. This summary is qualified in its entirety by reference to the full text of the 2017 Plan, a copy of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        Administration.    The 2017 Plan will be administered by the compensation committee of the ANGI Homeservices board of directors (or such other committee of the board of directors as the full board may from time to time designate). Among other things, the compensation committee will have the authority to select individuals to whom awards may be granted, to determine the types of awards (as well as the number of shares of common stock to be covered by each such award) granted, and to determine and modify the terms and conditions of any such awards.

        Eligibility.    In addition to any individuals who hold Prior Plan Awards and/or Subsidiary Equity Awards at any time, current or prospective officers, employees, directors, and consultants of ANGI Homeservices and its subsidiaries and affiliates will be eligible to be granted awards under the 2017 Plan.

        Shares Subject to the 2017 Plan.    The aggregate number of shares of ANGI Homeservices Class A common stock that may be delivered to satisfy awards under the 2017 Plan (including awards previously granted under the HomeAdvisor Inc. 2013 Incentive Plan) cannot exceed 75 million shares. No participant may be granted, in each case, during any calendar year: (a) performance-based awards (other than stock options and stock appreciation rights ("SARs")) intended to qualify under Section 162(m) of the Code covering in excess of 10 million shares; or (b) stock options and SARs covering in excess of 10 million shares. The maximum number of shares that may be granted pursuant to incentive stock options is 10 million. The foregoing share limits are subject to adjustment in certain circumstances by the compensation committee to prevent dilution or enlargement.

        The shares subject to grant under the 2017 Plan will be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the ANGI Homeservices board of directors. To the extent that any award is forfeited or any stock option or SAR terminates, expires, or lapses without being exercised or any award is settled for cash, the shares underlying such awards will again be available for awards under the 2017 Plan. If the exercise price of any stock option and/or the tax withholding obligations relating to any award are satisfied by a participant delivering shares (by either actual delivery or by attestation), only the number of shares issued net of the shares delivered or attested to will be deemed delivered for purposes of the limits in the 2017 Plan. To the extent any shares subject to an award are withheld to satisfy the exercise price (in the case of a stock option) and/or the tax withholding obligations relating to any award, such shares are not deemed to have been delivered for purposes of the limits set forth in the plan.

        Stock Options and SARs.    Stock options granted under the 2017 Plan can either be incentive stock options ("ISOs"), or nonqualified stock options. SARs granted under the 2017 Plan can be granted either alone or in tandem with a stock option. The exercise price of options and SARs cannot be less than 100% of the fair market value of the stock underlying the options or SARs on the date of grant. Stock options and SARs cannot be repriced without stockholder approval. Optionees may pay the exercise price in cash or, if approved by the compensation committee, in shares (valued at their fair market value on the date preceding the date of exercise) or a combination thereof, or by way of a "cashless exercise" through a broker approved by ANGI Homeservices or by withholding shares otherwise receivable on exercise.

        The term of a stock option or SAR is as determined by the compensation committee, but a stock option or SAR may not have a term longer than ten years from the date of grant. The compensation committee determines the vesting and exercise schedule of stock options and SARs, which the compensation committee may waive or accelerate at any time, and the extent to which they will be exercisable after the award holder's employment terminates. Generally, unvested stock options and SARs will terminate upon the termination of employment, and vested stock options and SARs will remain exercisable for one year after the award holder's death, disability, or retirement and 90 days after the award holder's termination for any other reason. Vested stock options and SARs also terminate upon the optionee's termination for cause. Stock options and SARs are transferable only by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order or, in the case of nonqualified stock options or SARs, as otherwise expressly permitted by the compensation committee, including, if so permitted, pursuant to a transfer to the participant's family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

        Restricted Stock.    The 2017 Plan provides for the award of shares that are subject to forfeiture and restrictions on transferability as set forth in the 2017 Plan and as may be otherwise determined by the compensation committee. Except for these restrictions and unless otherwise determined by the compensation committee, upon the grant of a restricted stock award, the recipient will have rights of a stockholder with respect to the underlying restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to such restricted stock on such terms as are set forth in the applicable award agreement. Unless otherwise determined by the compensation committee: (a) cash dividends on the shares that are the subject of the restricted stock award will be automatically reinvested in additional restricted stock and held subject to the vesting of the underlying restricted stock; and (b) dividends payable in shares shall be paid in the form of additional restricted stock and held subject to the vesting of the underlying restricted stock. Restricted stock granted under the 2017 Plan may or may not be subject to performance conditions. During the restriction period set by the compensation committee, the recipient may not sell, transfer, pledge, exchange, or otherwise encumber the restricted stock. Generally, all shares of unvested restricted stock shall be forfeited upon the award holder's termination, unless otherwise agreed or the compensation committee waives such forfeiture.

        RSUs.    The 2017 Plan authorizes the compensation committee to grant restricted stock units ("RSUs"). RSUs are awards denominated in shares that will be settled, subject to the terms and conditions of the RSUs, in an amount in cash, shares, or both, based upon the fair market value of a specified number of shares. RSUs are not shares of ANGI Homeservices Class A common stock and do not entitle the recipients to the rights of a stockholder. The award agreement for RSUs will specify whether, to what extent, and on what terms and conditions the participant will be entitled to receive current or delayed payments of cash, shares, or other property corresponding to the dividends payable on the shares. RSUs granted under the 2017 Plan may or may not be subject to performance conditions. The recipient may not sell, transfer, pledge, or otherwise encumber RSUs granted under the 2017 Plan prior to their vesting. Generally, all unvested RSUs will be forfeited upon the award holder's termination, unless otherwise agreed or the compensation committee waives such forfeiture.

        Other Stock-Based Awards.    Other stock-based and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares, including unrestricted stock, dividend equivalents, and convertible debentures, may be granted under the 2017 Plan. Shares covered by the 2017 Plan may be used to satisfy obligations with respect to equity-based awards that correspond to shares of subsidiaries of ANGI Homeservices.

        Cash-Based Awards.    Cash-based awards may be granted under the 2017 Plan. No participant may be granted cash-based awards that have an aggregate maximum payment value in any calendar year in excess of $10 million if the awards are intended to qualify as tax-deductible performance-based compensation under Section 162(m) of the Code.

        Performance Goals.    The 2017 Plan provides that performance goals may be established by the compensation committee in connection with the grant of any award under the 2017 Plan. In the case of an award intended to qualify for the performance-based compensation exception of Section 162(m) of the Code, such goals will be based on the attainment of specified levels of one or more of the following measures: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total stockholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital, and/or stock price, with respect to ANGI Homeservices or any subsidiary, affiliate, division or department of ANGI Homeservices.

        Change in Control.    Unless otherwise provided by the compensation committee in an award agreement or otherwise, in the event that, during the two-year period following a change in control of ANGI Homeservices, a participant's employment is terminated by ANGI Homeservices (other than for cause or due to death or disability) or a participant resigns for good reason:

  •
  any stock options and SARs outstanding as of the date of termination of employment that were outstanding as of the date of the change in control will become fully exercisable and vested and will remain exercisable for the greater of: (a) the period that they would remain exercisable absent the change in control provision and (b) the lesser of the original term or one year following such termination of employment;

  •
  the restrictions applicable to restricted stock awards will lapse, and such restricted stock will become free of all restrictions and fully vested and transferable; and

  •
  all RSUs will be considered to be earned and payable in full, any restrictions will lapse and such RSUs will be settled in cash or shares as promptly as practicable.

        The compensation committee or the ANGI Homeservices board of directors may provide for different treatment in the event of a change in control, including the vesting of awards upon a change in control.

        Amendment and Discontinuance.    The 2017 Plan may be amended, altered, or discontinued by the ANGI Homeservices board of directors, but no amendment, alteration, or discontinuance may impair the rights of an optionee under a stock option award or a recipient of a SAR award, restricted stock award, RSU award, or cash-based award previously granted without the consent of the optionee or recipient. Amendments to the 2017 Plan will require stockholder approval to the extent such approval is required by law or the listing standards of the applicable exchange. The 2017 Plan will terminate on the ten-year anniversary of the adoption of the 2017 Plan.

Subsidiary Stock Awards

        IAC has granted equity awards in certain HomeAdvisor Entities to certain employees. For a description of these subsidiary equity awards, see "Note 8—Stock-Based Compensation" to ANGI Homeservices historical financial statements contained elsewhere in this proxy statement/prospectus.

        Pursuant to the Employee Matters Agreement, these equity awards will vest over a period of years and may be settled, at IAC's option, in shares of IAC's common stock or in shares of ANGI Homeservices Class A common stock. To the extent shares of IAC common stock are issued, ANGI Homeservices will reimburse IAC for the cost of these shares by issuing IAC additional shares of ANGI Homeservices Class B common stock. See the section entitled "Ancillary Agreements—Employee Matters Agreement."

Employment Agreements with William B. Ridenour, Craig Smith and Allison Lowrie

        ANGI Homeservices entered into an employment agreement with each of Messrs. Ridenour and Smith and Ms. Lowrie on August 24, 2017. The employment agreements have a scheduled term ending on December 31, 2019, and provide for automatic renewals for successive one-year terms absent written notice from ANGI Homeservices or the executive officer 90 days prior to the expiration of the then-current term.

        The employment agreements provide that the executive officer will be eligible to receive an annual base salary (currently $400,000, in the case of Messrs. Ridenour and Smith, and $300,000, in the case of

Ms. Lowrie), discretionary annual cash bonuses, and such other employee benefits as may be determined by ANGI Homeservices.

        Upon certain involuntary terminations of the executive officer's employment and subject to his or her execution and non-revocation of a release of claims in favor of ANGI Homeservices and compliance with the restrictive covenants set forth in the employment agreement: (i) ANGI Homeservices will continue to pay the executive officer his or her annual base salary for one year following such termination, and (ii) all ANGI Homeservices or IAC equity awards (including any cliff-vesting awards, which will be prorated as though such awards had an annual vesting schedule) held by the executive officer that would have otherwise vested during the one-year period following such termination will vest as of the date of such termination (subject, in the case of performance-based awards, to the satisfaction of the applicable performance conditions).

        Pursuant to the employment agreements, the executive officers are bound by a covenant not to compete with ANGI Homeservices' businesses during the term of their employment and for 12 months thereafter, and covenant not to solicit ANGI Homeservices' employees or business partners during the term of their employment and for 12 months after such a termination. In addition, the executive officers have agreed not to use or disclose any confidential information of ANGI Homeservices or its affiliates.

        Under the employment agreements, the executive officers may not sell, transfer or otherwise dispose of Class A shares of ANGI Homeservices acquired upon exercise or settlement of ANGI Homeservices equity awards prior to December 31, 2019. This restriction will lapse upon a termination of the executive officer's employment by ANGI Homeservices without cause, by the executive officer with good reason, or due to the executive officer's death. Following the consummation of the Transactions, the applicable annual limits on the number of Class A shares of ANGI Homeservices with respect to which Messrs. Ridenour or Smith may exercise stock appreciation rights will remain in effect (as equitably adjusted to reflect the exchange ratio).

        The employment agreements with each of Messrs. Ridenour and Smith and Ms. Lowrie will become effective subject to, and upon the consummation of, the Transactions.

236

ANGI HOMESERVICES EXECUTIVE COMPENSATION

Overview

        This Executive Compensation section sets forth certain information regarding total compensation earned by those persons who are expected to serve as named executive officers of ANGI Homeservices upon Closing (the "NEOs"), and would have been the NEOs in 2016 if ANGI Homeservices had been a reporting company. This section also reports equity awards made to the NEOs in 2016, equity awards held by the NEOs on December 31, 2016, and the dollar value realized by the NEOs upon the vesting and exercise of equity awards during 2016.

Summary Compensation Table

        The following summary compensation table sets forth the total compensation paid to, awarded to, or earned by the NEOs during the 2016 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Christopher Terrill	2016	$400,000	$900,000	—	$695,237	$7,950	$2,003,186
Chief Executive Officer
William B. Ridenour	2016	$300,000	$600,000	—	$587,656	$7,950	$1,495,606
Chief Technology Officer
Craig Smith	2016	$300,000	$500,000	—	$1,277,946	$7,950	$2,085,896
President and Chief Operating Officer
Glenn H. Schiffman	2016	$420,000	$1,750,000	—	$2,942,000	$225,586	$5,337,586
Chief Financial Officer (since April 2016)(3)
Allison Lowrie	2016	$250,000	$375,000	—	$1,331,380	$7,950	$1,964,330
Chief Marketing Officer

(1)
These amounts represent the grant date fair value of stock option and stock appreciation right awards using the Black-Scholes option pricing model. For details regarding the assumptions used to calculate these amounts, see footnote 7 to the "Grants of Plan-Based Awards in 2016" table below.

(2)
For all executives except Mr. Schiffman, represents the 401(k) plan company match. The amount for Mr. Schiffman reflects $145,359 paid to or on behalf of Mr. Schiffman for certain costs related to the relocation of him and his family to the New York City metropolitan area and $80,227 in related tax reimbursements on income imputed to Mr. Schiffman for certain of these costs.

(3)
Mr. Schiffman was appointed as IAC's Executive Vice President and Chief Financial Officer in April 2016. He will continue in that role, and take on the additional role of Chief Financial Officer of ANGI Homeservices upon consummation of the Transactions. Information presented for Mr. Schiffman is compensation paid to him as an executive officer of IAC and none of this amount was allocated to the HomeAdvisor Business.

Grants of Plan-Based Awards in 2016

        The table below provides information regarding all IAC stock options, HomeAdvisor (US) stock appreciation rights ("HA SARs") and HomeAdvisor (International) stock appreciation rights ("HA International SARs") granted to the named executive officers in 2016.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(6)	Grant Date Fair Value of Stock and Option Awards ($)(7)
Christopher Terrill
IAC options(1)	2/22/16	—	50,000	$45.22	$537,905
HA International SARs(2)	5/12/16	—	7,500	$28.89	$77,232
IAC options(3)	12/1/16	—	5,000	$65.22	$80,100
William B. Ridenour
IAC options(1)	2/22/16	—	40,000	$45.22	$430,324
HA International SARs(2)	5/12/16	—	7,500	$28.89	$77,232
IAC options(3)	12/1/16	—	5,000	$65.22	$80,100
Craig Smith
HA SARs(4)	2/10/16	—	350,000	$9.86	$1,094,870
HA International SARs(2)	5/12/16	—	10,000	$28.89	$102,976
IAC options(3)	12/1/16	—	5,000	$65.22	$80,100
Glenn H. Schiffman
IAC options(5)	4/7/16	—	200,000	$45.78	$2,942,000
Allison Lowrie
HA SARs(4)	2/10/16	—	400,000	$9.86	$1,251,280
IAC options(3)	12/1/16	—	5,000	$65.22	$80,100

(1)
These IAC stock options vested/vest in four equal installments on February 10, 2017, February 10, 2018, February 10, 2019, and February 10, 2020, subject to continued employment.

(2)
These HA International SARs vested/vest in four equal installments on April 1, 2017, April 1, 2018, April 1, 2019, and April 1, 2020, subject to continued employment.

(3)
These IAC stock options vest 100% on the fourth anniversary of the grant date, subject to continued employment.

(4)
These HA SARs vested/vest in four equal installments on the anniversary of the applicable grant date, subject to continued employment.

(5)
These IAC stock options vested/vest in four equal installments on the anniversary of the grant date, subject to continued employment.

(6)
The exercise price for each award is equal to the fair market value per share (as defined in the applicable stock and annual incentive plan) of the common stock of the applicable issuer of the award on the grant date, as applicable.

(7)
Reflects the grant date fair value of stock option/SAR awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates various assumptions, including expected volatility (based on the (a) historical volatility of IAC common stock for IAC options and (b) historical stock price volatilities of peer companies that were used in the preparation of internal valuations used in valuing the HomeAdvisor Business for other awards), risk-free interest rates (based on U.S. Treasury yields for notes with terms comparable to those of the awards, in effect at the grant date), expected term (based on the (i) historical exercise behavior of IAC employees in the case of IAC options and (ii) mid-point of the first and last exercise windows for exercise for other awards) and dividend yield (based on historical dividend payments). The assumptions used to calculate the amounts in the table above for stock option/SAR awards granted to the NEOs are as follows:

Grant Date/Award Type	Expected Volatility	Risk-Free Interest Rate	Expected Term	Dividend Yield
2/10/16-HA SARs	44.14%	0.8346%	3.22 years	—
2/22/16-IAC options	27.77%	1.112%	4.05 years	—
4/7/16-IAC options	30.18%	1.333%	6.16 years	—
5/12/16-HA International SARs	52.29%	0.9121%	2.97 years	—
12/1/16-IAC options	28.38%	1.759%	3.83 years	—

Outstanding Equity Awards at 2016 Fiscal Year-End

        The table below provides information regarding HA SARs, HA International SARs, and IAC stock options held by the named executive officers on December 31, 2016.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
	(Exercisable)	(Unexercisable)
Christopher Terrill
HA SARs	3,000,000	—	$2.75	4/30/20	—	—
HA SARs(1)	250,000	750,000	$3.63	2/11/25	—	—
HA International SARs(2)	—	7,500	$28.89	5/12/26	—	—
IAC options(3)	—	50,000	$45.22	2/22/26	—	—
IAC options(4)	—	5,000	$65.22	12/1/26	—	—
William B. Ridenour
HA SARs	1,750,000	—	$2.75	4/30/20	—	—
HA SARs(1)	250,000	750,000	$3.63	2/11/25	—	—
HA International SARs(2)	—	7,500	$28.89	5/12/26	—	—
IAC options	12,500	—	$41.26	11/14/21	—	—
IAC options(3)		40,000	$45.22	2/22/26	—	—
IAC options(4)		5,000	$65.22	12/1/26	—	—
Craig Smith
HA SARs	900,000		$2.75	4/30/20	—	—
HA SARs(1)	—	350,000	$9.86	2/10/26	—	—
HA International SARs(2)	—	10,000	$28.89	5/12/26	—	—
IAC options	16,000	—	$45.19	6/20/22	—	—
IAC options(4)		5,000	$65.22	12/1/26	—	—
Glenn H. Schiffman
IAC options(5)	—	200,000	$45.78	4/7/26	—	—
Allison Lowrie
HA SARs	50,000	—	$2.75	4/30/20	—	—
HA SARs(1)	62,500	187,500	$3.63	2/11/25	—	—
HA SARs(1)	—	400,000	$9.86	2/10/26	—	—
IAC options(4)		5,000	$65.22	12/1/26	—	—

(1)
These HA SARs vested/vest in four equal installments on the anniversary of the applicable grant date, subject to continued employment.

(2)
These HA International SARs vested/vest in four equal installments on April 1, 2017, April 1, 2018, April 1, 2019, and April 1, 2020, subject to continued employment.

(3)
These IAC stock options vested/vest in four equal installments on February 10, 2017, February 10, 2018, February 10, 2019, and February 10, 2020, subject to continued employment.

(4)
These IAC stock options vest 100% on the fourth anniversary of the grant date, subject to continued employment.

(5)
These IAC stock options vested/vest in four equal installments on the anniversary of the applicable grant date, subject to continued employment.

2016 Option Exercises and Stock Vested

        The table below provides information regarding the number of shares acquired by the named executive officers upon the exercise of stock options and/or HA SARs in 2016 and the related value realized, excluding the effect of any applicable taxes. The dollar value realized upon the exercise of stock options or HA SARs represents the difference between the fair market value of the shares acquired upon exercise and the exercise price of the stock options or HA SARs, multiplied by the number of awards exercised.

Name	Number of Shares Acquired Upon Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired Upon Vesting (#)	Value Realized Upon Vesting ($)
Christopher Terrill(1)	37,500	$1,016,541	—	—
William B. Ridenour(2)	250,000	$1,777,500	—	—
Craig Smith(2)	600,000	$4,266,000	—	—
Glenn H. Schiffman	—	—	—	—
Allison Lowrie	33,333	$236,998	—	—

(1)
Reflects number of IAC stock options exercised.

(2)
Reflects number of HA SARs exercised. No shares of HomeAdvisor (US) were issued upon exercise of the SARs; instead, these HA SARs were settled in shares of IAC common stock having a value equal to the difference between the exercise price of the HA SAR and the fair market value of HomeAdvisor (US) common stock at the time of exercise, multiplied by the number of HA SARs exercised.

Potential Payments Upon Termination or Change in Control

        Certain employment agreements, compensation plans, and equity award agreements entitle one or more of the named executive officers to continued base salary payments, the acceleration of the vesting of equity awards, and/or extended post-termination exercise periods for stock options upon certain terminations of employment (including certain terminations during specified periods following a change in control). These arrangements are described below as they would have applied to each named executive officer on December 31, 2016.

        As noted above, ANGI Homeservices entered into employment agreements with each of Messrs. Ridenour and Smith and Ms. Lowrie on August 24, 2017, which will become effective subject to, and upon the consummation of, the Transactions. These employment agreements are described in "—ANGI Homeservices Compensation Program Following the Transactions—Employment Agreements with William B. Ridenour, Craig Smith and Allison Lowrie."

Messrs. Terrill and Smith

        Upon a termination without cause or resignation for good reason on December 31, 2016, pursuant to the terms of an employment agreement with HomeAdvisor (US) then in effect, each of Messrs. Terrill and Smith would have been entitled to receive 12 months of his base salary (and in the case of Mr. Smith, reimbursement for COBRA payments during the 12-month period), subject to the execution and non-revocation of a release of claims and compliance with post-termination confidentiality, noncompetition (12 months), nonsolicitation of employees (18 months), nonsolicitation of business partners (18 months), and assignment of certain employee developments covenants, and subject to offset for any amounts earned from other employment during the severance period.

        No payments would have been made to Messrs. Terrill or Smith upon a change in control of IAC or any of its subsidiaries on December 31, 2016. However, upon a termination without cause or resignation for good reason on December 31, 2016 that occurred during the two-year period following a change in control of the issuer of the award (i.e., IAC, HomeAdvisor (US), or HomeAdvisor (International)), in accordance with the applicable compensation plans and the related equity award agreements, the vesting of all then outstanding and unvested stock awards held by Messrs. Terrill and Smith that were issued by such issuer would have been accelerated.

Mr. Ridenour and Ms. Lowrie

        No payments would have been made to Mr. Ridenour or Ms. Lowrie pursuant to any agreement between any HomeAdvisor Entity and these named executive officers (i) upon a termination without cause or due to death or disability or a resignation for good reason on December 31, 2016 or (ii) upon a change in control of any of HomeAdvisor (US), HomeAdvisor (International), or IAC on December 31, 2016. However, upon a termination without cause or resignation for good reason on December 31, 2016 that occurred during the two-year period following a change in control of the issuer of the award (i.e., IAC, HomeAdvisor (US), or HomeAdvisor (International)), in accordance with the applicable compensation plans and the related equity award agreements, the vesting of all then outstanding and unvested stock awards held by Mr. Ridenour and Ms. Lowrie that were issued by such issuer would have been accelerated.

Mr. Schiffman

        Upon a termination without cause or resignation for good reason on December 31, 2016, pursuant to the terms of his employment agreement with IAC, Mr. Schiffman would have been entitled to:

  •
  receive 12 months of his base salary, subject to the execution and non-revocation of a release of claims and compliance with post-termination confidentiality, noncompetition (12 months), nonsolicitation of employees (18 months), nonsolicitation of business partners (18 months), and assignment of certain employee developments covenants, and subject to offset for any amounts earned from other employment during the severance period;

  •
  the vesting of all outstanding and unvested stock options granted to him in 2016;

  •
  the partial vesting of outstanding and unvested stock options and/or restricted stock units (as applicable) granted after 2016 (including cliff vesting awards, which would be prorated as though such awards had an annual vesting schedule) in amounts equal to the number that would have otherwise vested in accordance with the terms of such awards during the 12-month period following such termination of employment; and

  •
  continue to have the ability to exercise his vested stock options through June 30, 2018.

        No payments would have been made to Mr. Schiffman pursuant to any agreement between IAC and Mr. Schiffman upon a change in control of IAC or any of its subsidiaries on December 31, 2016.

Upon a termination without cause or resignation for good reason on December 31, 2016 that occurred during the two-year period following a change in control of IAC, in accordance with IAC's omnibus stock and annual incentive plans and the related award agreements, the vesting of all then outstanding and unvested stock options held by Mr. Schiffman would have been accelerated.

Estimated Potential Incremental Payments to Executives Upon Termination or Change in Control

        The table below describes and quantifies certain amounts that would have become payable to the named executive officers upon certain terminations of employment or change in control events, assuming that the relevant event occurred on December 31, 2016. These amounts, which exclude the effect of any applicable taxes, are based on:

  •
  the named executive's base salary as of December 31, 2016;

  •
  the number of equity awards held by an executive on December 31, 2016; and

  •
  the fair market value of a common share of HomeAdvisor (US) ($16.83) and the closing price of IAC common stock ($64.79) on December 30, 2016. As the value of HomeAdvisor (International) has not increased since the date awards were granted in early 2016, no incremental payments relating to HomeAdvisor (International) awards would have been made upon any termination of employment or change in control.

Name and Benefit	Termination of Employment Without Cause or Resignation for Good Reason(1)	Termination of Employment Without Cause or Resignation for Good Reason During the Two Year Period Following a Change in Control of IAC(2)	Termination of Employment Without Cause or Resignation for Good Reason During the Two Year Period Following a Change in Control of HA(3)
Christopher Terrill
Continued Salary	$400,000	$400,000	$400,000
Market value of equity awards that would vest	—	$978,500	$9,900,000
Total Estimated Incremental Value	$400,000	$1,378,000	$10,300,000
William B. Ridenour
Market value of equity awards that would vest	—	$782,800	$9,900,000
Craig Smith
Continued Salary	$300,000	$300,000	$300,000
Cobra Premiums	$23,171	$23,171	$23,171
Market value of equity awards that would vest	—	—	$2,439,500
Total Estimated Incremental Value	$323,171	$323,171	$2,762,671
Glenn H. Schiffman
Continued Salary	$600,000	$600,000	$600,000
Market value of equity awards that would vest	$3,802,000	$3,802,000	$3,802,000
Total Estimated Incremental Value	$4,402,000	$4,402,000	$4,402,000
Allison Lowrie
Market value of equity awards that would vest	—	—	$5,263,000

(1)
Represents salary continuation and the value of IAC stock options that would have vested upon a termination of employment without cause or resignation for good reason on December 31, 2016 in accordance with the terms of Mr. Schiffman's employment agreement.

(2)
Represents the value of IAC stock options that would have vested upon a termination of employment without cause or resignation for good reason on December 31, 2016 that occurred during the two-year period following a change in control of IAC in accordance with IAC's applicable omnibus stock and annual incentive plans and the related award agreements. Market value of equity awards represents the difference between the closing price of IAC common stock ($64.79) on December 30, 2016 and the exercise price(s) of all in-the-money options accelerated upon the occurrence of the relevant event, multiplied by the number of stock options accelerated. Mr. Schiffman would also receive salary continuation in accordance with the terms of his employment agreement.

(3)
Represents the value of HA SARs for each executive, except Mr. Schiffman, that would have vested upon a termination of employment without cause or resignation for good reason on December 31, 2016 that occurred during the two (2) year period following a change in control of HomeAdvisor (US) in accordance with HomeAdvisor (US)'s annual incentive plan. Market value of equity awards represents the difference between the fair market value of a HomeAdvisor (US) share of common stock ($16.83) on December 30, 2016 and the exercise price(s) of all in-the-money HA SARs accelerated upon the occurrence of the relevant event, multiplied by the number of HA SARs accelerated. For Mr. Schiffman, because there is a termination of employment, he would be entitled to accelerated vesting of his IAC stock options as discussed above and to salary continuation in accordance with the terms of his employment agreement.

 ANGI HOMESERVICES DIRECTOR COMPENSATION

        Following the completion of the Transactions, the ANGI Homeservices board of directors will have primary responsibility for establishing non-employee director compensation arrangements, which will be designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of ANGI Homeservices common stock to further align the interests of non-employee directors with those of ANGI Homeservices stockholders.

        Each non-employee director will receive an annual retainer in the amount of $50,000, each member of the audit committee and the compensation committee (including their respective chairs) will receive an additional annual retainer in the amount of $10,000 and $5,000, respectively, and the chair of each of the audit committee and the compensation committee will receive an additional annual chairperson retainer in the amount of $20,000.

        In addition to the annual retainers described above, each non-employee director will receive a grant of restricted stock units corresponding to shares of ANGI Homeservices Class A common stock with a dollar value of $250,000 upon his or her initial election to the ANGI Homeservices board of directors and annually thereafter upon re-election on the date of the ANGI Homeservices annual meeting of stockholders. The terms of these restricted stock units provide for (i) vesting in three equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service with the ANGI Homeservices board of directors, and (iii) full acceleration of vesting upon a change in control of ANGI Homeservices. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at ANGI Homeservices board of directors and committee meetings.

        For purposes of these compensation arrangements, non-employee directors are those directors who are not employed by (or otherwise providing services to) ANGI Homeservices or IAC (or any of its subsidiaries).

DESCRIPTION OF ANGI HOMESERVICES CAPITAL STOCK

        The following section contains a summary of the ANGI Homeservices common stock and certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices that will be in effect upon the completion of the Transactions. This summary does not purport to be complete, may not contain all the information that is important to you and is qualified in its entirety by (i) the full text of the amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are attached as Annex C and Annex D, respectively, and (ii) the applicable provisions of Delaware law.

Authorized Capital Stock

        Upon the completion of the Transactions, ANGI Homeservices' amended and restated certificate of incorporation will authorize it to issue up to 5,500,000,000 shares of stock, comprised of 2,000,000,000 shares of $0.001 par value Class A common stock, 1,500,000,000 shares of $0.001 par value Class B common stock, 1,500,000,000 shares of $0.001 par value Class C common stock, and 500,000,000 shares of $0.001 par value preferred stock. Immediately following the completion of the Transactions, ANGI Homeservices is expected to have approximately 60.5 million Class A shares outstanding and 413.2 million Class B shares outstanding, assuming that all Angie's List stockholders receive the Share Consideration in the Merger. For more information on these calculations, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC." There will be no shares of Class C common stock or preferred stock outstanding immediately following the completion of the Transactions. The number of authorized shares of any class of stock of ANGI Homeservices may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of a majority of the voting power of all then-outstanding Class A shares, Class B shares and any outstanding series of preferred stock entitled to vote thereon, voting together as one class.

Types of Capital Stock

Class A Common Stock, Class B Common Stock and Class C Common Stock

        The rights of holders of Class A common stock, Class B common stock and Class C common stock will be identical, except for the differences described below under "—Voting Rights," "—Dividend Rights" and "—Conversion Rights." Any authorized but unissued shares of Class A common stock, Class B common stock and Class C common stock will be available for issuance by the ANGI Homeservices board of directors without any further stockholder action, subject to any limitations imposed by NASDAQ Rules.

        Voting Rights.    Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by stockholders. Holders of Class B common stock will be entitled to ten votes per share on all matters to be voted upon by stockholders. Holders of Class C common stock will not be entitled to any votes per share (except as, and then only to the extent, otherwise required by the laws of Delaware, in which case holders of Class C common stock will be entitled to one one-hundredth of a vote per share). None of the holders of Class A common stock, Class B common stock or Class C common stock will have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of Class A common stock, Class B common stock and Class C common stock will be entitled to ratably receive dividends (other than in the event of a share distribution or an asset distribution, as further described below) if, as and when declared from time to time by the ANGI Homeservices board of directors in its discretion out of funds legally available for that purpose, after payment of any dividends required to be paid on any outstanding preferred stock. Under Delaware law, ANGI Homeservices can only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

        In a distribution of shares of ANGI Homeservices' common stock, ANGI Homeservices may distribute (i) shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock), on an equal per share basis, to holders of Class A common stock, Class B common stock and Class C common stock or (ii) (x) shares of Class A common stock (or securities convertible into or exercisable or exchangeable for shares of Class A common stock), on an equal per share basis, to holders of Class A common stock; (y) shares of Class B stock (or securities convertible into or exercisable or exchangeable for shares of Class B common stock), on an equal per share basis, to holders of Class B common stock; and (z) shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock), on an equal per share basis, to holders of Class C common stock.

        In a distribution of any other securities of ANGI Homeservices or the capital stock or other securities of another person or entity, ANGI Homeservices may choose to distribute: (i) identical securities, on an equal per share basis, to holders of Class A common stock, Class B common stock and Class C common stock, (ii) a separate class or series of securities to holders of shares of Class A common stock, a separate class of securities to holders of shares of Class B common stock and a separate class or series of securities to holders of shares of Class C common stock, on an equal per share basis, (iii) a separate class or series of securities to holders of shares of Class B common stock and a different class or series of securities to holders of shares of Class A common stock and Class C common stock, on an equal per share basis or (iv) a separate class or series of securities to holders of shares of Class C common stock and a different class or series of securities to holders of shares of Class A common stock and Class B common stock, on an equal per share basis, provided that, in the case of clause (ii), (iii) or (iv), the different classes or series of securities to be distributed are not different in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with either (x) holders of shares of Class B common stock receiving the class or series of securities having the highest relative voting rights or (y) holders of shares of Class B common stock and Class A common stock receiving a class or series of securities having the highest relative voting rights. A dividend involving a class or series of securities of another person or entity may be treated as a share distribution or as an asset distribution as determined by the ANGI Homeservices board of directors.

        In a distribution of assets owned by ANGI Homeservices (including shares of any class or series of capital stock of another person or entity owned by ANGI Homeservices) to holders of any class or classes of common stock, a dividend in cash and/or other property will be paid to holders of each other class of common stock then outstanding on an equal per share basis in an amount, in the case of a dividend consisting solely of cash, equal to the fair market value of such holders' ownership interest in the assets paid as a dividend pursuant to the asset distribution, or having a fair market value, in the case of any other dividend, equal to the fair market value of such holders' ownership interest in assets paid as a dividend pursuant to the asset distribution.

        The ANGI Homeservices board of directors will have the power and authority to, in good faith, make all determinations regarding, among other things, (i) whether or not a dividend is an equal dividend per share or is declared and paid on an equal per share basis, (ii) whether one or more classes or series of securities differ in any respect other than their relative voting rights and (iii) any other interpretations that may be required under the dividend rights provisions of the amended and restated certificate of incorporation described above.

        Conversion Rights.    Class B shares will be convertible into Class A shares at the option of the holder at any time on a share for share basis. The conversion ratio will in all events be equitably preserved in the event of any recapitalization of ANGI Homeservices by means of a stock dividend on, or a stock split or combination of, the outstanding Class A shares or Class B shares, or in the event of any merger, consolidation or other reorganization of ANGI Homeservices with another corporation. Upon the conversion of a Class B share into a Class A share, the applicable Class B share will be retired and will not be subject to reissue. Class A shares and Class C shares will have no conversion rights.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of ANGI Homeservices, holders of Class A common stock, Class B common stock and Class C common stock are entitled to receive ratably the assets available for distribution to the stockholders after the rights of holders of shares of preferred stock have been satisfied.

        Other Matters.    The Class A common stock, Class B common stock and Class C common stock will have no preemptive rights pursuant to the terms of the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices. There will be no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock or Class C common stock. All outstanding shares of Class B common stock will be fully paid and non-assessable, and the shares of Class A common stock to be issued in the Merger, when issued in accordance with the terms of the Merger Agreement, will be fully paid and non-assessable.

Preferred Stock

        Pursuant to the amended and restated certificate of incorporation of ANGI Homeservices, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as the ANGI Homeservices board of directors from time to time may adopt by resolution (and without further stockholder approval, subject to any limitation imposed by NASDAQ Rules). The rights, preferences and privileges of such preferred stock may be greater than, and may adversely affect, the rights of ANGI Homeservices' common stock. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the preferred stock of the series.

Anti-Takeover Effects of Certain Provisions of the DGCL and the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of ANGI Homeservices

        Certain provisions of the DGCL and certain provisions that will be included in the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder of ANGI Homeservices might consider to be in such stockholder's best interests, including attempts that might result in a premium being paid over the market price for the shares held by ANGI Homeservices stockholders.

Preferred Stock

        Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred stock with voting, conversion, dividend distribution and other rights to be determined by the board at the time of issuance. The amended and restated certificate of incorporation of ANGI Homeservices will give the board of directors this right.

Multi-Class Structure

        As discussed above, Class B common stock has ten votes per share, while Class A common stock, which is the class of stock that ANGI Homeservices is issuing in connection with the Merger and which as of the Closing will be the only class of stock which is publicly traded, has one vote per share. Except as provided in the amended and restated certificate of incorporation of ANGI Homeservices or by the DGCL, the holders of Class A shares and the holders of Class B shares will vote on all matters (including the election of directors) together as one class. ANGI Homeservices Class C common stock, of which no shares will be outstanding immediately following the completion of the Transactions, will not have any voting rights. Immediately following the Merger, IAC will own and control all of the outstanding Class B shares, which at that time will constitute a substantial majority of both the total voting power and the total number of shares of ANGI Homeservices capital stock then outstanding. For further details, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC." Even if IAC in the future owns significantly less than 50% of ANGI Homeservices' total outstanding capital stock, because of the multi-class structure of ANGI Homeservices common stock and the higher relative voting rights of Class B shares compared to Class A shares, IAC will be able to control all matters in which the Class A common stock and the Class B common stock vote together as one class that are submitted to ANGI Homeservices stockholders for approval. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Director Vacancies

        The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

        The amended and restated bylaws of ANGI Homeservices will provide that vacancies and newly created directorships may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship (even if less than a quorum) or the vote or written consent of a majority of the voting power of the shares of ANGI Homeservices stock issued and outstanding and entitled to vote on such directorship (subject to the provisions of the Investor Rights Agreement concerning two ANGI-Designated Directors, as further described in the section entitled "Ancillary Agreements—Investor Rights Agreement").

No Cumulative Voting

        Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. The amended and restated certificate of incorporation of ANGI Homeservices will not provide for cumulative voting.

Special Meetings of Stockholders

        Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such other persons as may be authorized in the certificate of incorporation or the bylaws of the corporation.

        The amended and restated bylaws of ANGI Homeservices will provide that special meetings of the stockholders may be called by the chairman of the board of directors of ANGI Homeservices or by a majority of ANGI Homeservices directors. The ANGI Homeservices stockholders, however, may not call for a special meeting of the stockholders.

Amending the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of ANGI Homeservices

        Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders (except that, unless required by the certificate of incorporation, no meeting or vote of stockholders is required to adopt an amendment for certain specified changes); and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. If a class vote on the amendment is required by the DGCL, or by the certificate of incorporation, approval by a majority of the outstanding shares of stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. The amended and restated certificate of incorporation of ANGI Homeservices will provide that ANGI Homeservices reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, as prescribed by the DGCL.

        Under the DGCL, the board of directors may adopt, amend or repeal a corporation's bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to adopt, amend or repeal bylaws.

        The amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices will allow the board of directors to adopt, amend or repeal the bylaws by the vote of a majority of all directors. Under the Investor Rights Agreement, however, up until the date on which the 2020 annual meeting of ANGI Homeservices stockholders is held, IAC will agree not to vote in favor of any amendments to the certificate of incorporation or bylaws of ANGI Homeservices that would be inconsistent with certain provisions of the Investor Rights Agreement and would adversely affect the rights of holders of Class A Shares, other than as may be approved by the audit committee of the ANGI Homeservices board of directors and a majority of the holders of Class A shares.

Authorized but Unissued Shares

        Delaware companies are permitted to authorize shares that may be issued in the future. Following the completion of the Transactions, a substantial number of unissued shares of ANGI Homeservices Class A common stock, Class B common stock, Class C common stock and preferred stock will be available for future issuances by the ANGI Homeservices board of directors without stockholder approval, subject to any limitations imposed by NASDAQ Rules. Issuances of these shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of any authorized but unissued and unreserved Class A common stock, Class B common stock, Class C common stock and preferred stock could render more difficult or discourage an attempt to obtain control of ANGI Homeservices by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

        The amended and restated bylaws of ANGI Homeservices will provide that a state court located within Delaware, or if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware, will be the exclusive forum for all of the following: (i) any derivative action or proceeding brought on behalf of ANGI Homeservices, (ii) any action asserting a claim for or based on breach of fiduciary duty owed by any current or former director or officer or other employee of ANGI Homeservices to ANGI Homeservices or to its stockholders, (iii) any action asserting a claim against ANGI Homeservices or any of its current or former directors, officers, or other employees pursuant to the DGCL, its certificate of incorporation, or its bylaws, (iv) any action asserting a claim relating to or involving ANGI Homeservices that is governed by the internal affairs doctrine, or (v) any action asserting an "internal corporate claim," as defined under the DGCL.

Limitation on Liability and Indemnification of Directors and Officers

        Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made or is threatened to be made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified.

        The DGCL requires indemnification of directors and officers for expenses (including attorneys' fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

        Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.

        The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from a transaction; or (v) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.

        The amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices will provide for limitations on liability of its directors and the indemnification of its directors and officers to the fullest extent permitted by the DGCL.

Waiver of Corporate Opportunity for IAC and Officers and Directors of IAC

        The DGCL permits the adoption of a provision in a corporation's certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

        The amended and restated certificate of incorporation of ANGI Homeservices will include a "corporate opportunity" provision that renounces any interests or expectancy of ANGI Homeservices or its subsidiaries (i) to participate in any business of IAC or (ii) in any potential transaction or matter that may constitute a corporate opportunity for both (a) IAC and (b) ANGI Homeservices or its subsidiaries. Under this provision, ANGI Homeservices further recognizes that (1) any of its directors or officers who are also officers, directors, employees or other affiliates of IAC or its affiliates (except that ANGI Homeservices and its subsidiaries will not be deemed affiliates of IAC or its affiliates for the purposes of this provision) and (2) IAC itself will have no duty to offer or communicate information regarding such a corporate opportunity. The provision generally will provide that neither IAC nor officers or directors of ANGI Homeservices who are also officers or directors of IAC or its affiliates will be liable to ANGI Homeservices or its stockholders for breach of any fiduciary duty by reason of (i) such person's participation in any business on behalf of IAC or (ii) the fact that any such person pursues or acquires any corporate opportunity for the account of IAC or its affiliates, directs or transfers such corporate opportunity to IAC or its affiliates, or does not communicate information regarding such corporate opportunity to ANGI Homeservices. This renunciation will not extend to corporate opportunities expressly offered to one of the officers or directors of ANGI Homeservices solely in his or her capacity as an officer or director of ANGI Homeservices.

Listing and Trading

        ANGI Homeservices common stock is currently not listed on any securities exchange. It is currently expected that following the completion of the Transactions, Class A shares of ANGI Homeservices will trade on NASDAQ under the symbol "ANGI," which is the current ticker symbol for Angie's List.

Transfer Agent and Registrar

        Upon completion of the Transactions, the transfer agent and registrar for ANGI Homeservices common stock will be Computershare Trust Company, N.A.

COMPARISON OF THE RIGHTS OF ANGIE'S LIST STOCKHOLDERS
AND HOLDERS OF CLASS A SHARES OF ANGI HOMESERVICES

        If the Merger is consummated, stockholders of Angie's List who receive the Share Consideration in the Merger will become holders of Class A shares of ANGI Homeservices. Angie's List and ANGI Homeservices are both organized under the laws of Delaware. However, differences in the rights of holders of Angie's List common stock and holders of Class A shares of ANGI Homeservices will arise due to differences between their respective certificates of incorporation and bylaws. As holders of Class A shares of ANGI Homeservices, your rights with respect thereto will continue to be governed by Delaware law, including the DGCL, as well as the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices. This section summarizes all of the material differences between the rights of Angie's List stockholders and holders of Class A shares of ANGI Homeservices.

        The following summary is not a complete statement of the rights of the stockholders of either of the two companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Angie's List has filed with the SEC its constituent documents and will send copies of these documents to you, without charge, upon your request, which you are urged to read carefully. The forms of the amended and restated certificate of incorporation and amended and restated bylaws of ANGI Homeservices that will be in effect upon the completion of the Transactions are attached to this proxy statement/prospectus as Annex C and Annex D, respectively. For additional information, please see the section entitled "Where You Can Find More Information."

ANGI Homeservices	Angie's List
Organizational Documents

Following the Merger, the rights of the stockholders of ANGI Homeservices will be governed by the amended and restated certificate of incorporation of ANGI Homeservices (the "ANGI Homeservices Charter"), the amended and restated bylaws of ANGI Homeservices (the "ANGI Homeservices Bylaws") and Delaware law, including the DGCL.
The rights of the stockholders of Angie's List are governed by the third amended and restated certificate of incorporation of Angie's List (the "Angie's List Charter"), the amended and restated bylaws of Angie's List (the "Angie's List Bylaws") and Delaware law, including the DGCL.

The Merger Agreement also provides that at the Closing, IAC and ANGI Homeservices will enter into the Investor Rights Agreement, the terms of which are described in the section entitled "Ancillary Agreements—Investor Rights Agreement," which sets forth, among other things, certain rights and obligations of IAC and ANGI Homeservices concerning the corporate governance of ANGI Homeservices, amendments to the ANGI Homeservices Charter and to the ANGI Homeservices Bylaws, and specified registration rights and preemptive rights of IAC with respect to its ownership of ANGI Homeservices common stock.

ANGI Homeservices	Angie's List
Authorized Capital Stock

The ANGI Homeservices Charter authorizes ANGI Homeservices to issue up to (i) 2,000,000,000 shares of Class A common stock, par value $0.001 per share, (ii) 1,500,000,000 shares of Class B common stock, par value $0.001 per share, (iii) 1,500,000,000 shares of Class C common stock, par value $0.001 per share, and (iv) 500,000,000 shares of preferred stock, par value $0.001 per share.
The Angie's List Charter authorizes Angie's List to issue up to (i) 300,000,000 shares of common stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock

The ANGI Homeservices Charter provides that (i) holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by stockholders, (ii) holders of Class B common stock will be entitled to ten votes per share on all matters to be voted upon by stockholders and (iii) holders of Class C common stock will not be entitled to any votes per share (except as, and then only to the extent, otherwise required by the laws of the Delaware, in which case holders of Class C common stock will be entitled to one one-hundredth of a vote per share).

Except as provided in the ANGI Homeservices Charter or by the DGCL, the holders of Class A shares and the holders of Class B shares will vote on all matters (including the election of directors) together as one class.
The Angie's List Charter provides that each holder of common stock will be entitled to one vote per share of common stock on all matters to be voted upon by stockholders. However, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Angie's List Charter (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Angie's List Charter (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Upon the liquidation, dissolution or winding up of ANGI Homeservices, holders of Class A common stock, Class B common stock and Class C common stock are entitled to receive ratably the assets available for distribution to the stockholders after the rights of holders of shares of preferred stock have been satisfied.

ANGI Homeservices	Angie's List

Under the ANGI Homeservices Charter, Class B shares will be convertible into Class A shares at the option of the holder at any time on a share for share basis. The conversion ratio will in all events be equitably preserved in the event of any recapitalization of ANGI Homeservices by means of a stock dividend on, or a stock split or combination of, the outstanding Class A shares or Class B shares, or in the event of any merger, consolidation or other reorganization of ANGI Homeservices with another corporation. Upon the conversion of a Class B share into a Class A share, the applicable Class B share will be retired and will not be subject to reissue. Class A shares and Class C shares will have no conversion rights.
Preferred Stock

Under the ANGI Homeservices Charter, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as the ANGI Homeservices board of directors from time to time may adopt by resolution (and without further stockholder approval subject to any limitations imposed by NASDAQ Rules). Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the preferred stock of the series.
Under the Angie's List Charter, the board of directors is empowered to authorize by resolution the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the DGCL.
Dividends

The DGCL allows directors, subject to any restrictions in the corporation's certificate of incorporation, to declare and pay dividends upon the shares of the corporation's capital stock out of its surplus or, if there is no surplus, out of the current or the immediately preceding year's net profits. However, no dividends may be declared or paid out of net profits if a corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency has been repaired.
The DGCL allows directors, subject to any restrictions in the corporation's certificate of incorporation, to declare and pay dividends upon the shares of the corporation's capital stock out of its surplus or, if there is no surplus, out of the current or the immediately preceding year's net profits. However, no dividends may be declared or paid out of net profits if a corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency has been repaired.

ANGI Homeservices	Angie's List

The ANGI Homeservices Bylaws provide that, subject to the provisions of the ANGI Homeservices Charter, the board of directors may declare and pay dividends in cash, property or contractual rights, or in shares of the capital stock of ANGI Homeservices.

Holders of Class A common stock, Class B common stock and Class C common stock will be entitled to ratably receive dividends (other than in the event of a share distribution or an asset distribution, as further described below) if, as and when declared from time to time by the ANGI Homeservices board of directors in its discretion out of funds legally available for that purpose, after payment of any dividends required to be paid on any outstanding preferred stock.
The Angie's List Bylaws provide that, subject to limitations contained in the DGCL and the Angie's List Charter, the board of directors may declare and pay dividends upon the shares of capital stock of Angie's List, which dividends may be paid either in cash, in property or in shares of the capital stock of Angie's List.

The Angie's List Charter does not contain any restrictions on dividends.

In a distribution of shares of ANGI Homeservices' common stock, ANGI Homeservices may distribute (i) shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock), on an equal per share basis, to holders of Class A common stock, Class B common stock and Class C common stock or (ii) (x) shares of Class A common stock (or securities convertible into or exercisable or exchangeable for shares of Class A common stock), on an equal per share basis, to holders of Class A common stock; (y) shares of Class B stock (or securities convertible into or exercisable or exchangeable for shares of Class B common stock), on an equal per share basis, to holders of Class B common stock; and (z) shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock), on an equal per share basis, to holders of Class C common stock.

ANGI Homeservices	Angie's List

In a distribution of any other securities of ANGI Homeservices or the capital stock or other securities of another person or entity, ANGI Homeservices may choose to distribute: (i) identical securities, on an equal per share basis, to holders of Class A common stock, Class B common stock and Class C common stock, (ii) a separate class or series of securities to holders of shares of Class A common stock, a separate class of securities to holders of shares of Class B common stock and a separate class or series of securities to holders of shares of Class C common stock, on an equal per share basis, (iii) a separate class or series of securities to holders of shares of Class B common stock and a different class or series of securities to holders of shares of Class A common stock and Class C common stock, on an equal per share basis or (iv) a separate class or series of securities to holders of shares of Class C common stock and a different class or series of securities to holders of shares of Class A common stock and Class B common stock, on an equal per share basis, provided that, in the case of clause (ii), (iii) or (iv), the different classes or series of securities to be distributed are not different in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with either (x) holders of shares of Class B common stock receiving the class or series of securities having the highest relative voting rights or (y) holders of shares of Class B common stock and Class A common stock receiving a class or series of securities having the highest relative voting rights. A dividend involving a class or series of securities of another person or entity may be treated as a share distribution or as an asset distribution as determined by the ANGI Homeservices board of directors.

ANGI Homeservices	Angie's List

In a distribution of assets owned by ANGI Homeservices (including shares of any class or series of capital stock of another person or entity owned by ANGI Homeservices) to holders of any class or classes of common stock, a dividend in cash and/or other property will be paid to holders of each other class of common stock then outstanding on an equal per share basis in an amount, in the case of a dividend consisting solely of cash, equal to the fair market value of such holders' ownership interest in the assets paid as a dividend pursuant to the asset distribution, or having a fair market value, in the case of any other dividend, equal to the fair market value of such holders' ownership interest in assets paid as a dividend pursuant to the asset distribution. For additional information, see the section entitled "Description of ANGI Homeservices Capital Stock—Types of Capital Stock."
Number and Qualification of Directors

The DGCL provides that the board of directors must consist of one or more members, each of whom must be a natural person, and that the number of directors will be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change must be made only by amendment to the certificate of incorporation.
The DGCL provides that the board of directors must consist of one or more members, each of whom must be a natural person, and that the number of directors will be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change must be made only by amendment to the certificate of incorporation.

ANGI Homeservices	Angie's List

The ANGI Homeservices Charter and Bylaws provide that the number of directors will be the number that is determined from time to time by resolution of the board of directors. Directors need not be stockholders.

Pursuant to the Investor Rights Agreement, at the Effective Time, the board of directors of ANGI Homeservices will consist of ten directors, with six directors designated by IAC, two directors designated by IAC who qualify as "independent" pursuant to NASDAQ Rules and the Exchange Act, and two ANGI-Designated Directors, which refers to the directors selected by Angie's List from the Angie's List board of directors, who will be Angie R. Hicks Bowman and Thomas R. Evans, if they continue to be willing and able to serve. IAC will retain the right to nominate a certain number of ANGI Homeservices directors corresponding to its degree of equity and voting interest in ANGI Homeservices until such time as its equity and voting interest are both less than 10%, and to appoint replacements of its designated directors should such individuals become unable or unwilling to serve. For additional information, see the section entitled "Ancillary Agreements—Investor Rights Agreement."
The Angie's List Charter provides that the board of directors must consist of not less than three directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of authorized directors. The Angie's List Bylaws provide that the number of directors will initially be six and, thereafter, will be fixed exclusively from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of authorized directors. Directors need not be stockholders.
Structure of Board of Directors; Term of Directors; Election of Directors

The DGCL provides that, pursuant to a certificate of incorporation, an initial bylaw or a bylaw adopted by the vote of the stockholders, a classified board of directors with staggered terms may be created. A maximum of three classes of directors is permitted.
The DGCL provides that, pursuant to a certificate of incorporation, an initial bylaw or a bylaw adopted by the vote of the stockholders, a classified board of directors with staggered terms may be created. A maximum of three classes of directors is permitted.

ANGI Homeservices	Angie's List
The ANGI Homeservices Bylaws do not provide for classes of directors. The board of directors of ANGI Homeservices will be elected annually. Pursuant to the ANGI Homeservices Bylaws, each director will serve for a term of one year from the date of his or her election and until his or her successor is elected or until his or her earlier resignation, removal or death. The ANGI Homeservices Bylaws provide that, at all meetings of the stockholders at which directors are to be elected, election of directors will be by ballot and, subject to the rights of the holders of shares of preferred stock to elect directors under specified circumstances, a plurality of the votes cast will elect each director.

Pursuant to the Investor Rights Agreement, until and excluding the ANGI Homeservices annual meeting of stockholders to be held in 2020, the two ANGI-Designated Directors, including any successor(s) to the initial ANGI-Designated Directors, will, if able and willing, continue to serve on the board of directors of ANGI Homeservices. IAC will agree to vote its shares of ANGI Homeservices common stock in favor of the ANGI-Designated Directors at any meeting at which any of them stand for election. For additional information, see the section entitled "Ancillary Agreements—Investor Rights Agreement."	The Angie's List Charter and Bylaws provide that the directors are divided into three classes, designated Class I, Class II and Class III. The Angie's List Bylaws provide that each class must consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. Pursuant to the Angie's List Charter and Bylaws, each director serves for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director will hold office until such director's successor has been duly elected and qualified or until such director's earlier death, resignation or removal.

The Angie's List Charter provides that election of directors need not be by written ballot unless the Angie's List Bylaws so provide. The Angie's List Bylaws do not require written ballots for the election of directors. The Angie's List Bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors will be elected by a plurality of the votes of the shares of capital stock of Angie's List present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
Removal of Directors

The ANGI Homeservices Bylaws provide that any director or the entire board of directors may at any time be removed effective immediately, with or without cause, by a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director.
The Angie's List Charter and Bylaws provide that no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities then entitled to vote generally in the election of directors, voting together as a single class.

Pursuant to the Investor Rights Agreement, IAC will agree not to vote to remove any ANGI-Designated Director, other than for cause. For additional information, see the section entitled "Ancillary Agreements—Investor Rights Agreement."

ANGI Homeservices	Angie's List
Vacancies on the Board of Directors

The ANGI Homeservices Bylaws provide that vacancies and newly created directorships may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum, or a majority of the voting power of shares of such stock issued and outstanding and entitled to vote on such directorship. The directors so chosen will hold office until the next annual election and until their respective successors are duly elected or until their earlier resignation, removal or death.

If, prior to the annual meeting of ANGI Homeservices stockholders in 2020, any ANGI-Designated Director becomes unwilling or unable to serve, the ANGI Homeservices board of directors will select a replacement. Any individual selected as a replacement must be (i) "independent" pursuant to NASDAQ Rules and the Exchange Act, if the director to be replaced was also "independent," (ii) qualified to serve as an "independent" director of IAC (were such individual to be appointed) and (iii) acceptable to the remaining ANGI-Designated Director then serving on the ANGI Homeservices board of directors. For additional information, see the section entitled "Ancillary Agreements—Investor Rights Agreement."
The Angie's List Charter provides that vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors will, except as otherwise provided by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Each director so elected will hold office for a term that coincides with the term of the Class to which such director has been elected.

In addition, the Angie's List Bylaws provide that (i) if there are no directors in office, then an election of directors may be held in accordance with the DGCL, and (ii) unless otherwise provided in the Angie's List Charter, when one or more directors resigns from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have the power to fill such vacancy or vacancies and each director so chosen will hold office as provided in the filling of the other vacancies.
Stockholder Action by Written Consent

The ANGI Homeservices Bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of such action must be given to those stockholders who have not consented in writing.
The Angie's List Charter provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and the Angie's List Charter and may not be taken by written consent of stockholders without a meeting. The Angie's List Bylaws similarly provide that, subject to the rights of the holders of any series of preferred stock then outstanding, as may be set forth in the certificate of designation relating to such preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and may not be taken by written consent of stockholders without a meeting.

ANGI Homeservices	Angie's List
Quorum

The ANGI Homeservices Bylaws provide that, except as otherwise provided by law, the holders of shares representing a majority of the voting power of ANGI Homeservices entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. However, where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes will constitute a quorum with respect to such vote.
The Angie's List Bylaws provide that, unless otherwise provided under the Angie's List Charter or Bylaws and subject to the DGCL, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of Angie's List entitled to vote at a meeting of stockholders will constitute a quorum for the transaction of business.
Special Meetings of Stockholders

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such other persons as may be authorized in the certificate of incorporation or the bylaws of the corporation.
Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such other persons as may be authorized in the certificate of incorporation or the bylaws of the corporation.

The ANGI Homeservices Bylaws provide that special meetings of the stockholders may be called by the chairman of the board of directors of ANGI Homeservices or by a majority of ANGI Homeservices directors. The ANGI Homeservices stockholders, however, may not call for a special meeting of the stockholders.
The Angie's List Charter and Bylaws provide that special meetings of the stockholders may be called by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors, the chairman of the board of directors, the chief executive officer, the president or the secretary of Angie's List and may not be called by any other person. The Angie's List Charter further provides that, notwithstanding the foregoing, whenever holders of one or more classes or series of preferred stock will have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolutions applicable thereto adopted by the board of directors, special meetings of holders of such preferred stock.

ANGI Homeservices	Angie's List
Notice of Stockholder Meetings

The ANGI Homeservices Bylaws provide that, for stockholder meetings, written notice stating the date, time and place, if any, of such meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in case of a special meeting, the purpose or purposes thereof, will be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days prior to the meeting, either personally or by mail, facsimile, telegraph or other means of electronic communication.

Meetings may be held without notice if all stockholders entitled to vote are present (unless any such stockholders are present for the purpose of objecting to the meeting as lawfully called or convened), or if notice is waived by those not present. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the board of directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.
The Angie's List Bylaws provide that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting will be given which states the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the DGCL, such notice will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a stockholder meeting will constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
Advance Notice Requirements for Stockholder Nominations and Other Provisions
The ANGI Homeservices Charter and Bylaws do not provide for procedures with respect to stockholder proposals or director nominations.
Annual meetings:

The Angie's List Bylaws provide that nominations of persons for election to the board of directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (i) pursuant to Angie's List's notice of meeting (or any supplement thereto), (ii) by or at the direction of the board of directors or any committee thereof or (iii) by any stockholder who is a stockholder of record at the time such stockholder gives notice and at the time of the annual meeting and who is entitled to vote at the meeting and complies with the notice procedures set forth in the Angie's List Bylaws.

ANGI Homeservices	Angie's List

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice in writing to the secretary of Angie's List and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, the notice must be delivered to, or mailed and received by, the secretary of Angie's List at the principal executive offices of Angie's List not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. In the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then to be timely such notice must be received by Angie's List (i) no earlier than 120 days prior to such annual meeting and (ii) no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made. In no event will the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of such stockholder's notice.
Special meetings:

The Angie's List Bylaws further provide that, if the election of directors is included as business to be brought before a special meeting in Angie's List's notice of meeting, then nominations of persons for election to the board of directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time such stockholder gives notice and at the time of the special meeting and who is entitled to vote at the meeting and complies with the procedures set forth in the Angie's List Bylaws. For nominations to be properly brought before a special meeting by a stockholder, the stockholder must give timely notice in writing to the secretary of Angie's List. To be timely, the notice must be delivered to, or mailed and received at, the principal executive offices of Angie's List (i) not earlier than 120 days prior to the date of the special meeting and (ii) no later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made.

ANGI Homeservices	Angie's List
Notice requirements:

Any such notice must set forth certain information as to the nominee or the other proposed business, the stockholder giving notice and any person associated with such stockholder on whose behalf the proposal is being made, as specified in the Angie's List Bylaws.

The Angie's List Bylaws provide that, notwithstanding anything to the contrary elsewhere in the Angie's List Bylaws, the notice requirements set forth in the Angie's List Bylaws with respect to director nominations or other business will be deemed satisfied by a stockholder if such stockholder has submitted a proposal to Angie's List, a nomination in compliance with Rule 14a-11 or a proposal in compliance with Rule 14a-8 under the Exchange Act, and such stockholder's nomination or proposal, as the case may be, has been included in a proxy statement that has been prepared by Angie's List to solicit proxies for the meeting of stockholders.

ANGI Homeservices	Angie's List
Amendment of Charter
Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders (except that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes); and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

Under the DGCL, a class of stockholders has the right to vote separately as a class on an amendment to the corporation's certificate of incorporation, even if the certificate does not provide such a right, if the amendment would:

•

increase or decrease the aggregate number of authorized shares of such class (unless the certificate of incorporation adopted prior to the issuance of any shares of such class of stock, or as amended with the affirmative vote of the holders of a majority of such class, permits such increase or decrease by only an affirmative vote of the holders of a majority of stock entitled to vote, as permitted under the ANGI Homeservices Charter, as further described below);

•

increase or decrease the par value of the shares of the class; or

•

change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

If the powers, preferences or special rights of one or more series of a class but not the entire class are affected, only the shares of such series that would be affected will be considered a class for the purposes of such voting.

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders (except that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes); and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares..

Under the DGCL, a class of stockholders has the right to vote separately as a class on an amendment to the corporation's certificate of incorporation, even if the certificate does not provide such a right, if the amendment would:

•

increase or decrease the aggregate number of authorized shares of such class (unless the certificate of incorporation adopted prior to the issuance of any shares of such class of stock, or as amended with the affirmative vote of the holders of a majority of such class, permits such increase or decrease by only an affirmative vote of the holders of a majority of stock entitled to vote);

•

increase or decrease the par value of the shares of the class; or

•

change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

If the powers, preferences or special rights of one or more series of a class but not the entire class are affected, only the shares of such series that would be affected will be considered a class for the purposes of such voting.

ANGI Homeservices	Angie's List

The ANGI Homeservices Charter may be amended in accordance with the DGCL. The ANGI Homeservices Charter specifically provides that the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of Class A common stock, Class B common stock and any one or more series of preferred stock entitled to vote on the matter, voting together as one class.

Under the Investor Rights Agreement, however, up until the date on which the 2020 annual meeting of ANGI Homeservices stockholders is held, IAC will agree not to vote in favor of any amendments to the ANGI Homeservices Charter or the ANGI Homeservices Bylaws that would be inconsistent with certain provisions of the Investor Rights Agreement and would adversely affect the rights of holders of ANGI Homeservices Class A common stock other than as may be approved by the audit committee of the ANGI Homeservices board of directors and a majority of the holders of ANGI Homeservices Class A common stock. See the section entitled "Ancillary Agreements—Investor Rights Agreement."

Under the DGCL, if a corporation's certificate of incorporation requires the vote of a greater number or proportion than required under the DGCL for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power, the provision of the certificate of incorporation requiring such greater vote will not be altered, amended or repealed except by such greater vote.

The Angie's List Charter provides that Angie's List reserves the right to amend the Angie's List Charter in any manner permitted by the DGCL and all rights and powers conferred upon stockholders, directors and officers therein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in the following articles of the Angie's List Charter may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of such provisions, unless such action is approved by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of Angie's List then entitled to vote generally in the election of directors, voting together as a single class:

•

Article IV (Capital Stock);

• Article V (Bylaws);
• Article VI (Board of Directors);
• Article VII (Meetings of Stockholders);
• Article VIII (Indemnification);
• Article IX (Forum Selection); or
• Article X (Amendments).
Amendment of Bylaws

Under the DGCL, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the directors, but such conferral does not divest the stockholders of their power to adopt, amend or repeal the bylaws.
Under the DGCL, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the directors, but such conferral does not divest the stockholders of their power to adopt, amend or repeal the bylaws.

ANGI Homeservices	Angie's List

Under the ANGI Homeservices Charter, the board of directors is authorized to make, alter or repeal bylaws, but the stockholders may make additional bylaws and may alter or repeal any bylaw whether adopted by the stockholders or otherwise.
Under the Angie's List Charter, the board of directors is authorized to adopt, amend or repeal bylaws by resolution adopted by the affirmative vote of a majority of the total number of authorized directors. The stockholders may adopt, amend or repeal bylaws with the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of Angie's List then entitled to vote generally in the election of directors, voting together as a single class.
Limitation on Director Liability

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from a transaction; or (v) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.
The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

The ANGI Homeservices Charter will provide for limitations on liability of its directors to the fullest extent permitted by the DGCL. The ANGI Homeservices Charter further provides that any amendment or repeal of this provision will not adversely affect any right or protection of a director existing before such amendment or repeal. Moreover, the ANGI Homeservices Charter provides that the liability of a director will be further eliminated or limited to the full extent permitted by the DGCL, as it may be amended in the future.
The Angie's List Charter provides that a director will not be liable to Angie's List or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The Angie's List Charter further provides that any amendment or repeal of this provision will not adversely affect any right or protection of a director existing before such amendment or repeal.

ANGI Homeservices	Angie's List
Indemnification

The ANGI Homeservices Charter provides that the directors, officers, employees and agents of ANGI Homeservices (and any person serving in such capacity for another corporation or other enterprise at the request of ANGI Homeservices) will be indemnified by ANGI Homeservices in accordance with the ANGI Homeservices Bylaws, to the full extent permitted (whether now or in the future) by the DGCL or other applicable law.
Mandatory indemnification:

The Angie's List Charter provides that Angie's List will indemnify, to the fullest extent permitted by the DGCL, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, because such person is or was (i) a director or officer of Angie's List or (ii) serving at the request of Angie's List as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

ANGI Homeservices	Angie's List
Mandatory indemnification:

The ANGI Homeservices Bylaws provide that ANGI Homeservices must indemnify, to the fullest extent permitted by the DGCL (whether now or in the future), any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding , because he or she is or was (i) a director or officer of ANGI Homeservices or (ii) serving at the request of ANGI Homeservices as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by ANGI Homeservices , against all expense, liability and loss reasonably incurred or suffered by such person in connection with any such action, suit or proceeding. This indemnification will continue as to a person who is no longer a director, officer or trustee and will inure to the benefit of his or her heirs, executors and administrators.

However, ANGI Homeservices will be required to indemnify any such person in connection with an action, suit or proceeding initiated by the person seeking indemnification only if such action, suit or proceeding was authorized by the board of directors, except for an action, suit or proceeding brought against ANGI Homeservices to recover an unpaid indemnification claim.

 Mandatory advancement of expenses:

In addition, the ANGI Homeservices Bylaws provide that ANGI Homeservices will pay for the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition. However, if required by the DGCL, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer will be made only upon delivery to ANGI Homeservices of an undertaking by, or on behalf of, such director or officer, to repay all amounts so advanced if it is ultimately determined that he or she is not entitled to be indemnified for such expenses.	Mandatory advancement of expenses:

In addition, the Angie's List Charter provides that the right to indemnification includes the right to be paid by Angie's List the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

 Permitted indemnification and advancement of expenses:

The Angie's List Charter further provides that Angie's List may, by action of its board of directors, provide indemnification to the employees and agents of Angie's List to such extent and to such effect as the board of directors determines to be appropriate and authorized by DGCL.

 Permitted insurance:

Under the Angie's List Charter, Angie's List may also purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Angie's List, or is or was serving at the request of Angie's List as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not Angie's List would have the power to indemnify such person against such liability under the DGCL.

ANGI Homeservices	Angie's List
Permitted indemnification and advancement of expenses:

The ANGI Homeservices Bylaws further provide that ANGI Homeservices may, to the extent authorized from time to time by the board of directors or by the chairman of the board of directors, grant rights to indemnification, and rights to be paid by ANGI Homeservices the expenses incurred in defending any action, suit or proceeding in advance of its final disposition, to any current or former employee or agent of ANGI Homeservices to the fullest extent of the provisions of the Bylaws with respect to the indemnification and advancement of expenses of current or former directors and officers of ANGI Homeservices.
Permitted insurance:

Under the ANGI Homeservices Bylaws, ANGI Homeservices may also maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of ANGI Homeservices and any current or former director, officer, trustee, employee or agent of another corporation or other enterprise, against any expense, liability or loss, even if ANGI Homeservices would not have the power to indemnify such person under the DGCL.
Corporate Opportunities

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
The DGCL permits the adoption of a provision in a corporation's certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

ANGI Homeservices	Angie's List

In the ANGI Homeservices Charter, ANGI Homeservices renounces any interests or expectancy of ANGI Homeservices or its subsidiaries (i) to participate in any business of IAC or (ii) in any potential transaction or matter that may constitute a corporate opportunity for both (a) IAC and (b) ANGI Homeservices or its subsidiaries. Under this provision, ANGI Homeservices further recognizes that (1) any of its directors or officers who are also officers, directors, employees or other affiliates of IAC or its affiliates (except that ANGI Homeservices and its subsidiaries will not be deemed affiliates of IAC or its affiliates for the purposes of this provision) and (2) IAC itself will have no duty to offer or communicate information regarding such a corporate opportunity. This renunciation will not extend to corporate opportunities expressly offered to one of the officers or directors of ANGI Homeservices solely in his or her capacity as an officer or director of ANGI Homeservices. For additional information, see the section entitled "Description of ANGI Homeservices Capital Stock—Waiver of Corporate Opportunity for IAC and Officers and Directors of IAC."	The Angie's List Charter does not contain any provisions renouncing corporate opportunities.
Business Combination or Antitakeover Statutes

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a "business combination" (as defined in the DGCL) with a person or entity owning 15% or more of a corporation's voting stock for three years following the time that person or entity becomes a 15% stockholder, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL.
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a "business combination" (as defined in the DGCL) with a person or entity owning 15% or more of a corporation's voting stock for three years following the time that person or entity becomes a 15% stockholder, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL.
In the ANGI Homeservices Charter, ANGI Homeservices has opted out of Section 203 of the DGCL and is therefore not governed by the restrictions contained in Section 203 of the DGCL.	In the Angie's List Charter, Angie's List has not opted out of Section 203 of the DGCL and is therefore governed by the restrictions contained in Section 203 of the DGCL.

ANGI Homeservices	Angie's List
Exclusive Forum

The ANGI Homeservices Bylaws provide that a state court located within Delaware, or if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware, will be the exclusive forum for all of the following: (i) any derivative action or proceeding brought on behalf of ANGI Homeservices, (ii) any action asserting a claim for or based on breach of fiduciary duty owed by any current or former director or officer or other employee of ANGI Homeservices to ANGI Homeservices or to its stockholders, (iii) any action asserting a claim against ANGI Homeservices or any of its current or former directors, officers, or other employees pursuant to the DGCL, its certificate of incorporation, or its bylaws, (iv) any action asserting a claim relating to or involving ANGI Homeservices that is governed by the internal affairs doctrine, or (v) any action asserting an "internal corporate claim," as defined under the DGCL.
The Angie's List Charter provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Angie's List, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee to Angie's List or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. The Angie's List Charter further provides that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Angie's List will be deemed to have notice of, and consented to, this provision of the Angie's List Charter.

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION REGARDING
ANGIE'S LIST COMMON STOCK

        Angie's List common stock has been listed on NASDAQ under the ticker symbol "ANGI" since its initial public offering on November 17, 2011. On May 1, 2017, the last full trading day before the public announcement of the signing of the Merger Agreement, the closing price of Angie's List common stock on NASDAQ was $5.89 per share. On August [    •    ], 2017, the last full trading day before the date of this proxy statement/prospectus, the closing price of Angie's List common stock on NASDAQ was $[    •    ] per share.

        The following table sets forth the high and low sales prices per share of Angie's List common stock on NASDAQ during each of the quarterly periods indicated.

	2017
	High		Low
Third Quarter (through August [•], 2017)	$	[•]	$	[•]
Second Quarter		12.99		5.28
First Quarter		8.50		5.22

	2016
	High	Low
Fourth Quarter	$9.99	$6.99
Third Quarter	10.76	6.32
Second Quarter	9.19	6.46
First Quarter	10.19	7.66

	2015
	High	Low
Fourth Quarter	$11.25	$4.91
Third Quarter	6.44	3.73
Second Quarter	7.38	5.37
First Quarter	7.80	4.36

        As of August 25, 2017, Angie's List had approximately 9 registered stockholders of record. The number of stockholders of record is based upon the actual number of stockholders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depositories.

        The above table shows only historical market prices. Angie's List stockholders are urged to consult publicly available sources to obtain current market quotations for Angie's List common stock, and to review carefully the other information contained in this proxy statement/prospectus (including the information incorporated by reference into this proxy statement/prospectus), in considering whether to approve the proposal to adopt the Merger Agreement at the Angie's List special meeting. The market price of Angie's List common stock is expected to fluctuate between the date of this proxy statement/prospectus and the Closing. No assurances can be given concerning the market price of Angie's List common stock at any time in the future, or the market price of Class A shares of ANGI Homeservices after the Closing. Changes in the market price of Angie's List common stock prior to the Closing will affect the number of Class B shares of ANGI Homeservices to be issued to IAC prior to the Closing, and thus the aggregate economic interest in ANGI Homeservices as of the Closing of the Angie's List stockholders who receive the Share Consideration in the Merger. For additional information, see the section entitled "The Merger Agreement—Determination of the Number of Class B Shares of ANGI Homeservices to Be Issued to IAC."

        Angie's List has never declared or paid, and does not anticipate declaring or paying, any cash dividends on its common stock. Additionally, the financing agreement that governs Angie's List's outstanding long-term debt, as well as the Merger Agreement, contain covenants restricting the ability of Angie's List to make distributions, such as dividends, to stockholders. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of the Angie's List board of directors and will depend on then-existing conditions, including Angie's List's financial position, operating results, contractual restrictions, capital requirements, debt covenants, business prospects and other factors that the Angie's List board of directors may deem relevant.

 PRO FORMA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ANGI HOMESERVICES

        Prior to the Effective Time, all of the outstanding shares of common stock of ANGI Homeservices will be owned by IAC. The following pro forma security ownership table sets forth information with respect to the estimated beneficial ownership of (i) each person or entity who is expected to beneficially own more than five percent of the outstanding shares of any class of ANGI Homeservices common stock immediately following the Effective Time, to the extent known by ANGI Homeservices or Angie's List or ascertainable from public filings, and (ii) each person who is expected (as of the date of this proxy statement/prospectus) to serve as a director or a named executive officer of ANGI Homeservices, as well as all expected directors and executive officers of ANGI Homeservices as a group. For illustrative purposes, the following pro forma security ownership table assumes that all of the stockholders of Angie's List receive the Share Consideration in the Merger and that the Effective Time occurred on August 18, 2017.

        The pro forma security ownership of ANGI Homeservices common stock immediately following the Effective Time presented in the following table has been estimated based upon the following (using information available as of August 18, 2017):

  •
  total outstanding shares of Angie's List common stock of 61,288,904 (assuming full settlement of options exercised through August 18, 2017);

  •
  an assumed average of the daily dollar-volume-weighted average price for Angie's List common stock on NASDAQ for each of the ten trading days immediately preceding the Closing Date of $11.80 (which for simplicity was the closing price of Angie's List common stock on the NASDAQ on August 17, 2017);

  •
  outstanding Angie's List equity awards consisting of (i) 2,312,486 restricted stock units in respect of Angie's List common stock, (ii) 2,879,663 performance awards of restricted stock units and (iii) stock options to purchase 5,352,725 shares of Angie's List common stock with a weighted average per share exercise price of $10.54, each assuming full settlement of options exercised through August 18, 2017;

  •
  total outstanding shares of HomeAdvisor, Inc. of 122,864,560 (assuming completion of the restructuring or reorganization of the assets and liabilities comprising the HomeAdvisor Business in accordance with the Contribution Agreement); and

  •
  3,935,649 outstanding vested in-the-money HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $3.73, and 7,856,169 outstanding unvested in-the-money HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $12.67 (in each case, prior to applying the adjustments described under "Ancillary Agreements—Employee Matters Agreement").

        So far as is known to ANGI Homeservices, each of the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

        For purposes of the following pro forma security ownership table, beneficial ownership of shares of ANGI Homeservices Class B common stock, though convertible following the Effective Time on a one-for-one basis into shares of ANGI Homeservices Class A common stock, is reported as beneficial ownership of Class B common stock, and not as beneficial ownership of Class A common stock, but the voting power of the Class A common stock and Class B common stock has been aggregated. The percentage of votes for all classes of capital stock is based on one vote for each share of ANGI Homeservices Class A common stock and ten votes for each share of ANGI Homeservices Class B common stock.

        Based on the foregoing assumptions, immediately following the Effective Time, (i) former holders of Angie's List common stock and equity awards would hold, in the aggregate, Class A shares representing approximately 12.7% of the economic interest in ANGI Homeservices common stock (on a fully diluted basis, calculated using the treasury stock method), and less than 2% of the total voting power of ANGI Homeservices common stock, (ii) IAC would hold Class B shares of ANGI Homeservices representing approximately 80.6% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 97.6% of the total voting power of ANGI Homeservices common stock and (iii) former holders of equity awards in respect of HomeAdvisor, Inc. (which will be converted into awards in respect of ANGI Homeservices in connection with the Transactions) would hold Class A shares representing approximately 6.7% of the economic interest (on a fully diluted basis, calculated using the treasury stock method) and approximately 0.8% of the total voting power of ANGI Homeservices common stock.

        The share ownership figures set forth in the previous paragraph calculate shares to be issued with respect to former Angie's List stock options on a treasury stock method basis, that is, assuming the proceeds from the payment of the exercise price on stock options are used by the company to repurchase shares. RSUs are reflected on gross basis. ANGI Homeservices expects, however, that a significant portion of the outstanding equity awards will be net settled. Net settlement significantly reduces the number of shares issued in respect of an award, as approximately 45% of the intrinsic value of the award would be settled by cash tax remittances by the company on behalf of the employee. In addition, the share ownership figures in the previous paragraph do not give effect to any potential repurchases of ANGI Homeservices shares that could be financed with the tax benefits that may accrue to ANGI Homeservices at the time of exercise or settlement of the awards.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class (%)(2)	Voting Power (%)
Greater Than 5% Stockholders of Each Class
IAC/InterActiveCorp(3)	Class B common stock	414,342,659	100.0	97.6%
TRI Investments LLC(4)	Class A common stock	11,657,775	19.0	*
T. Rowe Price Associates, Inc.(5)	Class A common stock	6,250,560	10.2	*
TCS Capital Management, LLC(6)	Class A common stock	5,434,102	8.9	*
Vajra Fund III, LLC(7)	Class A common stock	5,322,563	8.7	*
The Vanguard Group(8)	Class A common stock	4,139,302	6.8	*
Davis Selected Advisers, L.P.(9)	Class A common stock	3,279,686	5.4	*
Directors and Named Executive Officers
Angela R. Hicks Bowman(10)	Class A common stock	918,603	1.5	*
Thomas R. Evans(11)	Class A common stock	33,423	*	*
Joseph Levin	Class A common stock	0	*	*
Alesia J. Haas	Class A common stock	0	*	*
Allison Lowrie(12)	Class A common stock	1,025,852	1.6	*
William B. Ridenour(13)	Class A common stock	1,865,186	3.0	*
Glenn H. Schiffman	Class A common stock	0	*	*
Craig Smith(14)	Class A common stock	326,408	0.5	*
Chris Terrill(15)	Class A common stock	5,595,558	8.4	*
Mark Stein	Class A common stock	0	*	*
Suzy Welch	Class A common stock	0	*	*
Gregg Winiarski	Class A common stock	0	*	*
All Directors and Executive Officers as a Group (13 persons)	Class A common stock	9,765,030	13.8%	*

*
Represents beneficial ownership or voting power of less than 1%.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
When applicable, shares and percentages of class in the table above assume full settlement of Angie's List's options exercised through August 18, 2017.

(3)
The address for IAC/InterActiveCorp is 555 West 18th Street New York, NY 10011.

(4)
Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2017, TRI Investments LLC had sole voting power and sole dispositive power with respect to 11,657,775 shares of Angie's List common stock as of December 31, 2016. TRI Ventures, Inc., as the managing member of TRI Investments LLC, may be deemed to beneficially own such shares. John H. Chuang and Steven M. Kapner, two former directors of Angie's List, are Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc. and, therefore, may be deemed to share voting and dispositive power over the shares of Angie's List common stock held by this entity. Mr. Chuang and Mr. Kapner disclaim beneficial ownership with respect to shares of Angie's List common stock beneficially owned by TRI Investments LLC, except to the extent of their pecuniary interests therein. In addition, Mr. Kapner reported that he beneficially owned 96,195 shares of Angie's List common stock in his individual capacity. The address for TRI Investments LLC is 501 Boylston Street, Boston, MA 02116.

(5)
Based on the most recently available Schedule 13G/A filed with the SEC on February 6, 2017, T. Rowe Price Associates, Inc. ("TRPA") had sole voting power with respect to 912,760 shares of Angie's List common stock and sole dispositive power with respect to 6,250,560 shares of Angie's List common stock as of December 31, 2016. The address for TRPA is 100 East Pratt Street, Baltimore, MD 21202.

(6)
Based on the most recently available Schedule 13D/A filed by TCS Capital Management, LLC and Mr. Eric Semler with the SEC on August 2, 2017, TCS Capital Management, LLC was the record owner of 5,434,102 shares of Angie's List common stock as of July 31, 2017 and had shared voting and dispositive power with respect to such shares. Mr. Semler, a director of Angie's List and the Managing Member of TCS Capital Management, LLC, possesses sole voting and dispositive power with respect to an additional 646,248 shares of Angie's List common stock, as of July 31, 2017, held in an irrevocable family trust for which Mr. Semler's spouse is the trustee. Mr. Semler disclaims beneficial ownership with respect to the shares held in the family trust. In connection with his service on the Angie's List board of directors, as of August 18, 2017, Mr. Semler owns an additional 13,645 shares of Angie's List common stock that he received as a result of the vesting and settlement of restricted stock units, holds exercisable options to purchase 13,446 shares of Angie's List common stock and has 6,332 restricted stock units that are scheduled to vest within 60 days of August 18, 2017. Altogether, Mr. Semler is the beneficial owner of 6,113,773 shares of Angie's List common stock as of August 18, 2017. The address for TCS Capital Management, LLC is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(7)
Based on the Schedule 13D/A filed with the SEC on October 14, 2016, Vajra Fund III, LLC had shared voting power and shared dispositive power with respect to 5,322,563 shares of Angie's List common stock as of October 13, 2016. Vajra Asset Management, LLC is the Manager of Vajra Fund III, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Fund III, LLC. As a result, Vajra Asset Management, LLC may be deemed the beneficial owner of the securities beneficially owned by Vajra Fund III, LLC. Michael Brodsky is the Managing Member of Vajra Asset Management, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Asset Management, LLC. Each of Vajra Asset Management, LLC and Mr. Brodsky disclaims beneficial ownership of the shares of Angie's List common stock beneficially owned by Vajra Fund III, LLC. The address for Vajra Fund III, LLC is 2020 K Street NW, Suite 400, Washington, DC 20006.

(8)
Based on the most recently available Schedule 13G/A filed with the SEC on February 9, 2017, The Vanguard Group had sole voting power with respect to 76,257 shares of Angie's List common stock, shared voting power with respect to 800 shares of Angie's List common stock, sole dispositive power with respect to 4,064,345 shares of Angie's List common stock and shared dispositive power with respect to 74,957 shares of Angie's List common stock as of December 31, 2016. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(9)
Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2017, Davis Selected Advisers, L.P. had sole voting power with respect to 2,978,952 shares of Angie's List common stock, no voting power with respect to 300,734 shares of Angie's List common stock and sole dispositive power with respect to 3,279,686 shares of Angie's List common stock as of December 31, 2016. The address for Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

(10)
Includes stock options to purchase 431,330 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 18, 2017 and 3,543 RSUs that are scheduled to vest within the same time period.

(11)
Includes stock options to purchase 13,446 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 18, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(12)
Includes 275,000 vested HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $5.74 prior to applying the adjustments described under "Ancillary Agreements—Employee Matters Agreement."

(13)
Includes 500,000 vested HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $3.63 prior to applying the adjustments described under "Ancillary Agreements—Employee Matters Agreement."

(14)
Includes 87,500 vested HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $9.86 prior to applying the adjustments described under "Ancillary Agreements—Employee Matters Agreement."

(15)
Includes 1,500,000 vested HomeAdvisor, Inc. stock appreciation rights with an average per share exercise price of $3.04 prior to applying the adjustments described under "Ancillary Agreements—Employee Matters Agreement."

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF ANGIE'S LIST

        The following table presents information regarding the beneficial ownership of Angie's List common stock as of August 23, 2017 for:

  •
  each person, or group of affiliated persons, known by Angie's List to be the beneficial owner of more than 5% of its outstanding shares of common stock;

  •
  each director of Angie's List;

  •
  each named executive officer of Angie's List; and

  •
  all directors and executive officers of Angie's List as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to the knowledge of Angie's List, the persons and entities named in the following table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Angie's List common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 23, 2017 as well as shares of Angie's List common stock subject to restricted stock units and performance-based restricted stock units that are scheduled to vest within 60 days of August 23, 2017, as applicable, are deemed to be outstanding and to be beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership of Angie's List common stock in the following table is based on 61,288,904 shares of Angie's List common stock issued and outstanding on August 23,

2017. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Angie's List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202.

	Shares of Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent
Greater than 5% Stockholder:
TRI Investments LLC(2)	11,657,775	19.0%
T. Rowe Price Associates, Inc.(3)	6,250,560	10.2%
TCS Capital Management, LLC(4)	5,434,102	8.9%
Vajra Fund III, LLC(5)	5,322,563	8.7%
The Vanguard Group(6)	4,139,302	6.8%
Davis Selected Advisers, L.P.(7)	3,279,686	5.4%
Directors and Named Executive Officers:
H. Eric Semler(4)	6,113,773	10.0%
Angela R. Hicks Bowman(8)	918,603	1.5%
Scott A. Durchslag(9)	905,801	1.5%
J. Mark Howell(10)	467,101	*
Thomas R. Fox(11)	506,768	*
Michael S. Maurer(12)	173,592	*
Mark Britto(13)	284,202	*
Shannon M. Shaw(14)	171,353	*
Susan E. Thronson(15)	120,959	*
David B. Mullen(16)	100,772	*
Michael D. Sands(17)	33,814	*
George D. Bell(18)	33,423	*
Thomas R. Evans(19)	33,423	*
Directors and Officers as a Group (15 persons)(20)	10,207,819	16.7%

*
Represents beneficial ownership of less than 1%.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2017, TRI Investments LLC had sole voting power and sole dispositive power with respect to 11,657,775 shares as of December 31, 2016. TRI Ventures, Inc., as the managing member of TRI Investments LLC, may be deemed to beneficially own such shares. John H. Chuang and Steven M. Kapner, two former directors of Angie's List, are Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc. and, therefore, may be deemed to share voting and dispositive power over the shares held by this entity. Mr. Chuang and Mr. Kapner disclaim beneficial ownership with respect to shares beneficially owned by TRI Investments LLC, except to the extent of their pecuniary interests therein. In addition, Mr. Kapner reported that he beneficially owned 96,195 shares in his individual capacity. The address for TRI Investments LLC is 501 Boylston Street, Boston, MA 02116.

(3)
Based on the most recently available Schedule 13G/A filed with the SEC on February 6, 2017, T. Rowe Price Associates, Inc. ("TRPA") had sole voting power with respect to 912,760 shares and sole dispositive power with respect to 6,250,560 shares as of December 31, 2016. The address for TRPA is 100 East Pratt Street, Baltimore, MD 21202.

(4)
Based on the most recently available Schedule 13D/A filed by TCS Capital Management, LLC and Mr. Eric Semler with the SEC on August 2, 2017, TCS Capital Management, LLC was the record owner of 5,434,102 shares of Angie's List common stock as of July 31, 2017 and had shared voting and dispositive power with respect to such shares. Mr. Semler, a director of Angie's List and the Managing Member of TCS Capital Management, LLC, possesses sole voting and dispositive power with respect to an additional 646,248 shares of Angie's List common stock, as of July 31, 2017, held in an irrevocable family trust for which Mr. Semler's spouse is the trustee. Mr. Semler disclaims beneficial ownership with respect to the shares held in the family trust. In connection with his service on the Angie's List board of directors, as of August 23, 2017, Mr. Semler owns an additional 13,645 shares of Angie's List common stock that he received as a result of the vesting and settlement of restricted stock units, holds exercisable options to purchase 13,446 shares of Angie's List common stock and has 6,332 restricted stock units that are scheduled to vest within 60 days of August 23, 2017. Altogether, Mr. Semler is the beneficial owner of 6,113,773 shares of Angie's List common stock as of August 23, 2017. The address for TCS Capital Management, LLC is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(5)
Based on the Schedule 13D/A filed with the SEC on October 14, 2016, Vajra Fund III, LLC had shared voting power and shared dispositive power with respect to 5,322,563 shares as of October 13, 2016. Vajra Asset Management, LLC is the Manager of Vajra Fund III, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Fund III, LLC. As a result, Vajra Asset Management, LLC may be deemed the beneficial owner of the securities beneficially owned by Vajra Fund III, LLC. Michael Brodsky is the Managing Member of Vajra Asset Management, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Asset Management, LLC. Each of Vajra Asset Management, LLC and Mr. Brodsky disclaims beneficial ownership of the shares beneficially owned by Vajra Fund III, LLC. The address for Vajra Fund III, LLC is 2020 K Street NW, Suite 400, Washington, DC 20006.

(6)
Based on the most recently available Schedule 13G/A filed with the SEC on February 9, 2017, The Vanguard Group had sole voting power with respect to 76,257 shares, shared voting power with respect to 800 shares, sole dispositive power with respect to 4,064,345 shares and shared dispositive power with respect to 74,957 shares as of December 31, 2016. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(7)
Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2017, Davis Selected Advisers, L.P. had sole voting power with respect to 2,978,952 shares, no voting power with respect to 300,734 shares and sole dispositive power with respect to 3,279,686 shares as of December 31, 2016. The address for Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

(8)
Includes stock options to purchase 431,330 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 3,543 RSUs that are scheduled to vest within the same time period.

(9)
Includes stock options to purchase 350,263 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 129,368 RSUs/PRSUs that are scheduled to vest within the same time period.

(10)
Includes stock options to purchase 360,679 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 4,606 RSUs that are scheduled to vest within the same time period.

(11)
Includes stock options to purchase 460,167 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 3,263 RSUs that are scheduled to vest within the same time period.

(12)
Includes stock options to purchase 104,697 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(13)
Includes stock options to purchase 119,850 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(14)
Includes stock options to purchase 152,403 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 3,391 RSUs that are scheduled to vest within the same time period.

(15)
Includes stock options to purchase 100,642 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(16)
Includes stock options to purchase 80,455 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(17)
Includes stock options to purchase 13,713 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(18)
Includes stock options to purchase 13,446 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(19)
Includes stock options to purchase 13,446 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 6,332 RSUs that are scheduled to vest within the same time period.

(20)
Includes stock options to purchase 2,524,473 shares of Angie's List common stock that are currently exercisable or exercisable within 60 days of August 23, 2017 and 198,193 RSUs/PRSUs that are scheduled to vest within the same time period.

PROPOSAL 1—THE MERGER PROPOSAL

        As discussed throughout this proxy statement/prospectus, Angie's List is asking its stockholders to approve the proposal to adopt the Merger Agreement. Under the terms of the Merger Agreement, Angie's List will be acquired by ANGI Homeservices, which at that time will hold the HomeAdvisor Business. Specifically, pursuant to the Merger Agreement, Merger Sub will merge with and into Angie's List, with Angie's List surviving the Merger as a wholly owned subsidiary of ANGI Homeservices. Following the Merger, Angie's List common stock will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded. The Class A shares of ANGI Homeservices to be issued to Angie's List stockholders who receive the Share Consideration in the Merger are expected to trade on NASDAQ under the current Angie's List ticker symbol, "ANGI."

        Holders of shares of Angie's List common stock should carefully read this proxy statement/prospectus in its entirety, including its Annexes and the information incorporated by reference into this proxy statement/prospectus, for more detailed information concerning the Merger Agreement and the Merger. In particular, holders of shares of Angie's List common stock are directed to the sections entitled "The Transactions" and "The Merger Agreement," as well as to the Merger Agreement itself, a copy of which is attached as Annex B to this proxy statement/prospectus.

        Under the Merger Agreement, the consummation of the Merger is conditioned upon the adoption of the Merger Agreement by Angie's List stockholders.

Vote Required and Recommendation of the Angie's List Board of Directors

        Approval of the proposal to adopt the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of common stock of Angie's List.

        The Angie's List board of directors unanimously recommends that Angie's List stockholders vote "FOR" the proposal to adopt the Merger Agreement.

 PROPOSAL 2—ADVISORY VOTE ON EXECUTIVE COMPENSATION

        Under Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Angie's List is asking its stockholders to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers in connection with the Merger, as described in the section entitled "The Transactions—Interests of Angie's List's Directors and Executive Officers in the Transactions—Golden Parachute Compensation," including in the associated narrative discussion. In accordance with these requirements, Angie's List is asking its stockholders to vote on the adoption of the following resolution:

        "RESOLVED, that the compensation that may be payable to Angie's List's named executive officers in connection with the Merger, as disclosed in the table captioned "Golden Parachute Payment" in the section entitled "The Transactions—Interests of Angie's List's Directors and Executive Officers in the Transactions—Golden Parachute Compensation," including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be payable, are hereby APPROVED."

Vote Required and Recommendation of the Angie's List Board of Directors

        The approval of this proposal requires the affirmative vote of holders of a majority of the shares of Angie's List common stock present in person or represented by proxy at the special meeting and entitled to vote on such matter. The vote on the executive compensation payable in connection with the Merger is a vote separate and apart from the vote to adopt the Merger Agreement. You may vote to approve this proposal and vote not to approve the Angie's List Merger proposal, or you may vote against this proposal and vote to adopt the Merger Agreement. Because the vote on this proposal is advisory in nature only, it will not be binding on Angie's List. Accordingly, because Angie's List is contractually obligated to pay the compensation covered by this proposal, such compensation will be payable, subject only to certain applicable conditions, if the Merger is approved and regardless of the outcome of the advisory vote.

        The Angie's List board of directors unanimously recommends that Angie's List stockholders vote "FOR" this proposal.

        If you return a properly executed proxy card, but do not indicate voting instructions on your proxy card with respect to this proposal, your shares of Angie's List common stock represented by such proxy card will be voted "FOR" this proposal.

 PROPOSAL 3—ADJOURNMENT

        Angie's List stockholders are being asked to approve a proposal that will give Angie's List the authority to adjourn the special meeting if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement. If this adjournment proposal is approved, the special meeting could be adjourned by the Angie's List board of directors to any date, subject to specified limitations set forth in the Merger Agreement. In addition, the Angie's List board of directors could postpone the special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

        If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you sign and return a proxy and you indicate that you wish to vote in favor of the proposal to adopt the Merger Agreement but do not indicate a choice on the adjournment proposal, your shares of Angie's List common stock will be voted in favor of the adjournment proposal. However, if you indicate that you wish to vote against the proposal to adopt the Merger Agreement, your shares of Angie's List common stock will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

        If the special meeting is adjourned, any Angie's List stockholder who has already submitted his or her proxy will be able to revoke it at any time prior to its use.

        Angie's List does not intend to call a vote on this proposal if Proposal 1 (regarding the adoption of the Merger Agreement) has been approved at the special meeting.

Vote Required and Recommendation of the Angie's List Board of Directors

        The affirmative vote of holders of a majority of the shares of Angie's List common stock present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal is required to approve the adjournment proposal.

        The Angie's List board of directors unanimously recommends that Angie's List stockholders vote "FOR" the adjournment proposal.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        IAC, ANGI Homeservices and HomeAdvisor (US) or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, Ancillary Agreements relating to the Transactions and various interim and ongoing relationships between IAC, ANGI Homeservices and HomeAdvisor (US). See the section entitled "Ancillary Agreements."

 LEGAL MATTERS

        The validity of the shares of Class A common stock of ANGI Homeservices to be issued in connection with the Merger and being offered hereby will be passed upon for ANGI Homeservices by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the Merger will be passed upon for Angie's List by Sidley Austin LLP.

 EXPERTS

HomeAdvisor Business

        The combined financial statements of the HomeAdvisor Business as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this proxy statement/prospectus have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Angie's List

        The consolidated financial statements of Angie's List appearing in Angie's List's Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of Angie's List's internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 FUTURE ANGIE'S LIST STOCKHOLDER PROPOSALS

        If the Merger is consummated, Angie's List will no longer have public stockholders, and there will be no public participation in any future meetings of stockholders of Angie's List. However, if the Merger is not consummated, stockholders of Angie's List will continue to be entitled to attend and participate in meetings of stockholders of Angie's List.

        If the Merger is not consummated and Angie's List's 2018 annual meeting of stockholders is held, to be considered for inclusion in Angie's List's 2018 proxy materials, a proposal of an Angie's List stockholder must be submitted in writing by January 4, 2018 to Angie's List's Corporate Secretary at 1030 East Washington Street, Indianapolis, Indiana 46202. If an Angie's List stockholder wishes to submit a proposal that is not to be included in the 2018 proxy materials pursuant to the SEC's stockholder proposal procedures or to nominate a director, such stockholder must do so between February 13, 2018 and March 15, 2018, provided that if the date of the 2018 annual meeting of stockholders is earlier than May 14, 2018 or later than August 22, 2018, you must give notice no earlier than 120 days prior to such annual meeting date and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day of public announcement of the annual meeting date by Angie's List. Angie's List stockholders are advised to review Angie's List's Amended and Restated Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

 HOUSEHOLDING OF PROXY MATERIALS

        The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies.

        Brokers with account holders who are Angie's List stockholders may be "householding" Angie's List's proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or Angie's List that you no longer wish to participate in "householding."

        If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Angie's List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202 or (3) contact Angie's List's Investor Relations department by telephone at (888) 619-2655. Angie's List will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their communications should contact their broker.

 OTHER MATTERS

        As of the date of this proxy statement/prospectus, the Angie's List board of directors does not know of any matters that will be presented for consideration at the Angie's List special meeting other than as described in this proxy statement/prospectus. If any other matters come before the special meetings or any adjournments or postponements of the special meeting and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

        Each of IAC and Angie's List file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including IAC and Angie's List, who file electronically with the SEC. The address of that site is www.sec.gov.

        Investors may also consult IAC's or Angie's List's website for more information concerning the Transactions described in this proxy statement/prospectus. IAC's website is www.iac.com. Angie's List's website is www.investor.angieslist.com. The information contained on the websites of IAC, Angie's List and the SEC (except for the filings described below) is expressly not incorporated by reference into this proxy statement/prospectus.

        ANGI Homeservices has filed with the SEC a registration statement on Form S-4 (File No. 333-219064) of which this proxy statement/prospectus forms a part. The registration statement registers the Class A shares to be issued by ANGI Homeservices to Angie's List stockholders in connection with the Merger. The registration statement, including the exhibits attached thereto, contains additional relevant information about the Class A shares and the Transactions.

        In addition, the SEC allows ANGI Homeservices and Angie's List to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that Angie's List has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Angie's List, its financial condition and other matters.

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 21, 2017.

  •
  Proxy Statement on Schedule 14A, for the 2017 Annual Meeting of Angie's List Stockholders, dated and filed on April 28, 2017.

  •
  Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2017, filed on May 4, 2017 and for the quarterly period ended June 30, 2017, filed on July 27, 2017.

  •
  Current Reports on Form 8-K dated May 1, 2017 (filed on May 2, 2017), May 2, 2017 (filed on May 3, 2017) and June 13, 2017 (filed on June 14, 2017) (other than any portions of such Current Reports deemed to be furnished and not filed).

  •
  The description of Angie's List common stock contained in Item 1 of Angie's List Registration Statement on Form S-1 (File No. 333-181093) filed May 1, 2012, as amended.

        In addition, any future filings that Angie's List makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this proxy statement/prospectus and prior to the date of the Angie's List special meeting is hereby incorporated by reference into this proxy statement/prospectus. Any such documents will be considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

        You may obtain any of the documents listed above from the SEC, through the SEC's website or by mailing the address listed above, or from Angie's List by requesting them in writing or by telephone as follows:

  Angie's List, Inc.
  1030 East Washington Street
  Indianapolis, Indiana 46202
  Attention: Investor Relations
  Telephone: 1 (888) 888-5478

        These documents are available from Angie's List without charge, excluding any exhibits thereto, unless the exhibit is listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        If you are a stockholder of Angie's List and would like to request documents, please do so by September 22, 2017 to receive them before the Angie's List special meeting. If you request any documents from Angie's List, Angie's List will mail them to you by first class mail, or another equally prompt means, within one business day after Angie's List receives your request.

        This proxy statement/prospectus is a prospectus of ANGI Homeservices and is a proxy statement of Angie's List for the Angie's List special meeting. You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. None of IAC, ANGI Homeservices, Angie's List or any of their respective affiliates has authorized anyone to give any information or make any representation about the Transactions or IAC, ANGI Homeservices, Angie's List or any of their respective affiliates that is different from, or in addition to, that contained in this proxy statement/prospectus (including any of the materials that have been incorporated by reference into this proxy statement/prospectus). Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Angie's List stockholders, nor the issuance by ANGI Homeservices of Class A shares pursuant to the Merger, will create any implication to the contrary.

INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE HOMEADVISOR BUSINESS

HOMEADVISOR BUSINESS

COMBINED BALANCE SHEET

(Unaudited)

	June 30, 2017	December 31, 2016
	(In thousands)
ASSETS
Cash and cash equivalents	$45,345	$36,377
Accounts receivable, net of allowance and reserves of $9,282 and $9,177, respectively	29,071	18,696
Other current assets	13,151	8,739

Total current assets	87,567	63,812
Property and equipment, net of accumulated depreciation and amortization of $24,666 and $18,077, respectively	27,451	23,645
Goodwill	221,973	170,990
Intangible assets, net	27,274	10,792
Other non-current assets	8,504	26,278

TOTAL ASSETS	$372,769	$295,517

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Current portion of long-term debt—related party	$—	$2,838
Accounts payable	17,848	11,544
Deferred revenue	25,647	18,828
Accrued expenses and other current liabilities	48,803	34,438

Total current liabilities	92,298	67,648
Long-term debt—related party	99,770	47,000
Deferred income taxes	5,721	2,228
Other long-term liabilities	2,528	2,247
Redeemable noncontrolling interests	18,713	13,781
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Invested capital	144,207	154,852
Accumulated other comprehensive loss	(230)	(1,721)

IAC/InterActiveCorp equity in HomeAdvisor Business	143,977	153,131
Noncontrolling interests	9,762	9,482

Total shareholders' equity	153,739	162,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$372,769	$295,517

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Revenue	$331,456	$241,662
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	14,392	12,739
Selling and marketing expense	206,788	154,070
General and administrative expense	88,874	50,725
Product development expense	12,519	9,786
Depreciation	6,214	3,798
Amortization of intangibles	4,117	1,545

Total operating costs and expenses	332,904	232,663

Operating (loss) income	(1,448)	8,999
Interest expense—related party	(3,674)	(84)
Other income (expense), net	736	(499)

(Loss) earnings before income taxes	(4,386)	8,416
Income tax benefit (provision)	30,248	(4,309)

Net earnings	25,862	4,107
Net loss attributable to noncontrolling interests	1,005	1,226

Net earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$26,867	$5,333

Stock-based compensation expense by function:
Cost of revenue	$10	$—
Selling and marketing expense	693	405
General and administrative expense	14,918	3,301
Product development expense	679	588

Total stock-based compensation expense	$16,300	$4,294

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF COMPREHENSIVE OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Net earnings	$25,862	$4,107
Other comprehensive income:
Change in foreign currency translation adjustment	2,013	578

Total other comprehensive income	2,013	578

Comprehensive income	27,875	4,685
Comprehensive loss attributable to noncontrolling interests	483	1,226

Comprehensive income attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$28,358	$5,911

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

Six months ended June 30, 2017

(Unaudited)

		IAC/InterActiveCorp equity in HomeAdvisor Business
	Redeemable noncontrolling interests	Invested capital	Accumulated other comprehensive loss	IAC/InterActiveCorp equity in HomeAdvisor Business	Noncontrolling interests	Total shareholders' equity
		(In thousands)
Balance as of December 31, 2016	$13,781	$154,852	$(1,721)	$153,131	$9,482	$162,613
Net (loss) earnings for the six months ended June 30, 2017	(906)	26,867	—	26,867	(99)	26,768
Other comprehensive income	475	—	1,491	1,491	47	1,538
Redeemable noncontrolling interests created in acquisitions	14,496	—	—	—	—	—
Purchase of redeemable noncontrolling interests	(11,991)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(420)	(420)
Adjustment of redeemable noncontrolling interests to fair value	1,725	(1,725)	—	(1,725)	—	(1,725)
Net decrease in IAC/InterActiveCorp's investment in HomeAdvisor	—	(35,787)	—	(35,787)	—	(35,787)
Other	1,133	—	—	—	752	752

Balance as of June 30, 2017	$18,713	$144,207	$(230)	$143,977	$9,762	$153,739

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Cash flows from operating activities:
Net earnings	$25,862	$4,107
Adjustments to reconcile net earnings to net cash provided by operating activities:
Bad debt expense	13,741	7,940
Stock-based compensation expense	16,300	4,294
Depreciation	6,214	3,798
Amortization of intangibles	4,117	1,545
Deferred income taxes	6,519	(1,354)
Other adjustments, net	(356)	518
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(23,720)	(15,918)
Other current assets	(3,914)	(2,455)
Accounts payable and other current liabilities	16,472	11,921
Income taxes payable	(36,931)	1,957
Deferred revenue	6,682	5,025

Net cash provided by operating activities	30,986	21,378

Cash flows from investing activities:
Acquisitions, net of cash acquired	(46,429)	—
Capital expenditures	(9,628)	(9,193)

Net cash used in investing activities	(56,057)	(9,193)

Cash flows from financing activities:
Proceeds from the issuance of related party debt	51,855	—
Funds returned from escrow for MyHammer tender offer	10,604	—
Transfers to IAC/InterActiveCorp	(13,077)	(10,785)
Purchase of noncontrolling interests	(12,361)	—
Principal payments on related party debt	(2,838)	—

Net cash provided by (used in) financing activities	34,183	(10,785)

Effect of exchange rate changes on cash and cash equivalents	(144)	64

Net increase in cash and cash equivalents	8,968	1,464
Cash and cash equivalents at beginning of period	36,377	2,462

Cash and cash equivalents at end of period	$45,345	$3,926

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

        The HomeAdvisor Business is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local pre-screened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), which was acquired on February 8, 2017, Germany (MyHammer), which was acquired on November 3, 2016, France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the United Kingdom (MyBuilder), which was acquired on March 24, 2017. The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of June 30, 2017, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 164,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 8.9 million domestic service requests from homeowners in the Unites States during the six months ended June 30, 2017.

        On May 1, 2017, IAC/InterActiveCorp ("IAC") announced that it had entered into a definitive agreement with Angie's List (the "Merger Agreement") to combine the HomeAdvisor Business and Angie's List under a new publicly traded company to be called ANGI Homeservices Inc. The Merger Agreement provides for the acquisition of Angie's List by ANGI Homeservices Inc. by way of the merger of a direct wholly owned subsidiary of ANGI Homeservices Inc. with and into Angie's List (the "Merger"), with Angie's List continuing as the surviving company in the Merger. Following the Merger, Angie's List and the parent entity that will hold the HomeAdvisor Business will each be direct wholly owned subsidiaries of ANGI Homeservices Inc. Immediately following the completion of the Merger, IAC is expected to hold Class B shares of ANGI Homeservices Inc. which together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices Inc., will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis) and approximately 98% of the total voting power of ANGI Homeservices Inc. common stock, depending on the number of Angie's List stockholders that elect to receive cash consideration in the Merger. The Merger is expected to take place in the late third quarter or early fourth quarter of 2017.

        All references to "HomeAdvisor," the "Company," "we," "our" or "us" in these historical combined financial statements are to the HomeAdvisor Business, which is comprised of HomeAdvisor (US), HomeAdvisor (International) and each of their respective subsidiaries.

Basis of presentation

        The Company prepares its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of combination

        These historical combined financial statements have been prepared on a standalone basis and are derived from the historical consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses comprising the HomeAdvisor Business since their respective dates of acquisition by IAC and the allocation to the HomeAdvisor Business of certain IAC corporate expenses relating to the HomeAdvisor Business based on the historical consolidated financial statements and accounting records of IAC. For the purpose of these financial statements, income taxes have been computed as if the entities comprising the HomeAdvisor Business filed on a standalone, separate tax return basis. The financial statements are being prepared on a combined basis as the final steps of the legal reorganization where IAC contributes the HomeAdvisor Business, along with cash sufficient to fund the aggregate cash consideration payable in the Merger, if any, to ANGI Homeservices Inc. are not yet complete and will not be complete until immediately prior to the consummation of the Merger.

        All intercompany transactions and balances between and among the Company, its subsidiaries and the entities comprising the HomeAdvisor Business have been eliminated. All intercompany transactions between (i) HomeAdvisor and (ii) IAC and its subsidiaries, with the exception of notes payable due to IAC subsidiaries, are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as "Invested capital." The notes payable due to IAC subsidiaries are included in "Long-term debt—related party" in the accompanying combined balance sheet.

        In the opinion of management, the assumptions underlying the historical combined financial statements of the HomeAdvisor Business, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, standalone company for the periods presented.

        The accompanying unaudited combined financial statements have been prepared in accordance with GAAP for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited combined financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. Interim results are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited interim combined financial statements should be read in conjunction with the annual audited combined financial statements of the HomeAdvisor Business and notes thereto for the year ended December 31, 2016.

Accounting estimates

        Management of the Company is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amounts of assets, liabilities, revenue and expenses and

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

        On an ongoing basis, the Company evaluates its estimates and judgments including those related to: the recoverability of goodwill and indefinite-lived intangible assets; the useful lives and recoverability of definite-lived intangible assets and property and equipment; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts; the determination of revenue reserves; the liabilities for uncertain tax positions; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. The Company bases its estimates and judgments on historical experience, its forecasts and budgets and other factors that the Company considers relevant.

Recent accounting pronouncements

Accounting pronouncements not yet adopted by the Company

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and develops a common standard for all industries. ASU No. 2014-09 was subsequently amended during 2015 and 2016; these amendments provide further revenue recognition guidance related to principal versus agent considerations, performance obligations and licensing, and narrow-scope improvements and practical expedients.

        ASU No. 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The new standard provides a single principles-based, five-step model to be applied to all contracts with customers. This five-step model includes (1) identifying the contract(s) with the customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when each performance obligation is satisfied. More specifically, revenue will be recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services. ASU No. 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016. Upon adoption, ASU No. 2014-09 may either be applied retrospectively to each prior period presented or using the modified retrospective approach with the cumulative effect recognized as of the date of initial application.

        While the Company's evaluation of the impact of the adoption of ASU No. 2014-09 on its combined financial statements continues, it has progressed to the point where we have reached certain preliminary determinations. The Company will adopt ASU No. 2014-09 using the modified retrospective approach effective January 1, 2018. Therefore, the cumulative effect of adoption will be reflected as an adjustment to beginning retained earnings for the period ending March 31, 2018. The effect on the Company will be that sales commissions, which represent the incremental direct costs of obtaining a service professional contract, will be capitalized and amortized over the average life of a service professional. These costs are expensed as incurred currently. The cumulative effect of the adoption of

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU No. 2014-09 will be to establish an asset equal to the unamortized cost of the sales commissions paid to obtain a service professional and a related deferred tax liability with the net effect being recorded as an increase to retained earnings as of January 1, 2018. The ultimate amounts recorded will depend upon both the timing and amount of monthly sales commissions during the year ended December 31, 2016 and the year ending December 31, 2017 and the average life of a service professional as of January 1, 2018. To illustrate the effect of adoption on the Company's combined financial position, if January 1, 2017 were the date of adoption, the cumulative effect of adoption would have been less than 9% of total assets, less than 8% of total liabilities and less than 10% of shareholders' equity. The Company does not expect the adoption of ASU No. 2014-09 to have a material effect on its combined results of operations or cash flows.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes pre-existing guidance on accounting for leases in "Leases (Topic 840)" and generally requires all leases to be recognized in the statement of financial position. The provisions of ASU No. 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of ASU No. 2016-02 are to be applied using a modified retrospective approach. The Company is currently evaluating the impact the adoption of this standard update will have on its combined financial statements.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about the changes to the terms and conditions of a share-based payment award that require an entity to apply modification accounting in "Stock Compensation (Topic 718)." The provisions of ASU No. 2017-09 are effective for reporting periods beginning after December 15, 2017; early adoption is permitted. The provisions of ASU No. 2017-09 are to be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of this standard update to have a material impact on its combined financial statements and is currently evaluating the timing of adoption.

Accounting pronouncements adopted by the Company

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how cash receipts and cash payments in certain transactions are presented and classified on the statement of cash flows. The provisions of ASU No. 2016-15 are effective for reporting periods beginning after December 15, 2017, including interim periods, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable; early adoption is permitted. The Company early adopted the provisions of ASU No. 2016-15 on January 1, 2017 and the adoption of this standard update did not have a material impact on its combined financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The Company adopted the provisions of ASU No. 2016-09 on January 1, 2017. Excess tax benefits or deficiencies related to equity awards to employees upon exercise of stock options and the vesting of restricted stock units after January 1, 2017 are (i) reflected in the consolidated statement of operations as a component of the provision for

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income taxes, rather than recognized in equity, and (ii) reflected as operating, rather than financing, cash flows in our combined statement of cash flows. Excess tax benefits for the six months ended June 30, 2017 were $33.5 million. Excess tax benefits of $7.4 million for the six months ended June 30, 2016 were reclassified in the combined statement of cash flows to conform to the current year presentation. The Company continues to account for forfeitures using an estimated forfeiture rate.

        In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the accounting for goodwill impairment. The guidance eliminates the requirement to calculate the implied fair value of goodwill under today's two-step impairment test to measure a goodwill impairment charge. The provisions of ASU No. 2017-04 are effective for reporting periods beginning after December 15, 2019; early adoption is permitted. The provisions of ASU No. 2017-04 are to be applied on a prospective basis. The Company early adopted the provisions of ASU No. 2017-04 on January 1, 2017 and the adoption of this standard update did not and is not expected to have a material impact on its combined financial statements.

NOTE 2—INCOME TAXES

        HomeAdvisor is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current and deferred income taxes have been computed for the entities comprising the HomeAdvisor Business on an as if standalone, separate return basis. HomeAdvisor's payments to IAC for its share of IAC's consolidated federal and state income tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

        At the end of each interim period, the Company makes its best estimate of the annual expected effective income tax rate and applies that rate to its ordinary year-to-date earnings or loss. The income tax provision or benefit related to significant, unusual, or extraordinary items, if applicable, that will be separately reported or reported net of their related tax effects are individually computed and recognized in the interim period in which they occur. In addition, the effect of changes in enacted tax laws or rates, tax status, judgment on the realizability of a beginning-of-the-year deferred tax asset in future years or income tax contingencies is recognized in the interim period in which the change occurs.

        The computation of the annual expected effective income tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected pre-tax income (or loss) for the year, projections of the proportion of income (and/or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of the realizability of deferred tax assets generated in the current year. The accounting estimates used to compute the provision or benefit for income taxes may change as new events occur, more experience is acquired, additional information is obtained or our tax environment changes. To the extent that the expected annual effective income tax rate changes during a quarter, the effect of the change on prior quarters is included in income tax provision in the quarter in which the change occurs.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—INCOME TAXES (Continued)

        For the six months ended June 30, 2017, the Company recorded an income tax benefit of $30.2 million. The income tax benefit for the six months ended June 30, 2017 is due primarily to the effect of adopting the provisions of ASU No. 2016-09 on January 1, 2017. Under ASU No. 2016-09, excess tax benefits generated by the settlement or exercise of stock-based awards of $33.5 million are recognized as a reduction to the income tax provision rather than additional paid-in capital. For the six months ended June 30, 2016, the Company recorded an income tax provision of $4.3 million which represents an effective income tax rate of 51%. The effective income tax rate for the six months ended June 30, 2016 is higher than the statutory rate of 35% due primarily to unbenefited losses in separate jurisdictions.

        HomeAdvisor is routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service is currently auditing IAC's federal income tax returns for the years ended December 31, 2010 through 2012, which includes the operations of the HomeAdvisor Business. The statute of limitations for the years 2010 through 2012 has been extended to June 30, 2018. Returns filed in various other jurisdictions are open to examination for various tax years beginning with 2009. Income taxes payable include reserves considered sufficient to pay assessments that may result from examination of prior year tax returns. Changes to reserves from period to period and differences between amounts paid, if any, upon the resolution of audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by the Company are recorded in the period they become known.

        The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. At both June 30, 2017 and December 31, 2016, the Company has not accrued any amount for the payment of either interest or penalties.

        At both June 30, 2017 and December 31, 2016, unrecognized tax benefits are $0.6 million. Included in unrecognized tax benefits at both June 30, 2017 and December 31, 2016, is $0.6 million for tax positions included in IAC's consolidated tax return filings. If unrecognized tax benefits at June 30, 2017 are subsequently recognized, income tax provision would be reduced by $0.6 million. The comparable amount as of December 31, 2016 is also $0.6 million.

NOTE 3—BUSINESS COMBINATIONS

North America acquisition

        The Company acquired a 90% voting interest in HomeStars Inc. ("HomeStars"), a leading home services platform in Canada, on February 8, 2017. The purchase price for HomeStars was $16.6 CAD million (or $12.7 million) in cash and is net of a $0.3 CAD million (or $0.2 million) working capital adjustment to be paid in full to the Company in the third quarter of 2017. In connection with the acquisition, the Company measured and recorded the acquisition date fair value of the 10% noncontrolling interest in HomeStars, which totaled $1.9 CAD million (or $1.4 million). The determination of the fair value of noncontrolling interest was calculated using the implied value of 100% of the enterprise value of the business using the purchase price.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—BUSINESS COMBINATIONS (Continued)

        The financial results of HomeStars are included in the Company's combined financial statements, within the North America segment, beginning February 8, 2017. For the six months ended June 30, 2017, the Company included $2.2 million of revenue and $0.9 million of net losses in its combined statement of operations related to HomeStars.

        The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

HomeStars
(In thousands)
Cash and cash equivalents	$181
Other current assets	165
Goodwill	9,841
Intangible assets	6,414

Total assets	16,601
Current liabilities	(649)
Other long-term liabilities	(1,873)

Net assets acquired	$14,079

        The purchase price was based on the expected financial performance of HomeStars, not on the value of the net identifiable assets at the time of acquisition. This resulted in a significant portion of the purchase price being attributed to goodwill because HomeStars is complementary and synergistic to the other North America businesses of the HomeAdvisor Business.

        The fair values of the intangible assets acquired at the date of acquisition are as follows:

	HomeStars
	(In thousands)	Weighted-average useful life (years)
Indefinite-lived trade name	$2,358	Indefinite
Contractor relationships	2,435	2
Developed technology	1,522	2
User base	99	1

Total intangible assets acquired	$6,414

        Other current assets, current liabilities and other long-term liabilities of HomeStars were reviewed and adjusted to their fair values at the date of acquisition, as necessary. The fair values of trade names and contractor relationships were determined using variations of the income approach; specifically, in respective order, the relief from royalty and excess earnings methodologies. The fair values of developed technology and user base were determined using a cost approach that utilized the cost to replace methodology. The valuations of the intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows and the determination of royalty and discount rates. The amount attributed to goodwill is not tax deductible.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—BUSINESS COMBINATIONS (Continued)

Europe acquisitions

        The Company acquired a 75% voting interest in MyBuilder Limited ("MyBuilder"), a leading home services platform in the United Kingdom, on March 24, 2017. The purchase price was £32.6 million (or $40.7 million) in cash and includes a £0.6 million (or $0.8 million) working capital adjustment to be paid in full by the Company in the third quarter of 2017. In connection with the acquisition, the Company measured and recorded the acquisition date fair value of the 25% noncontrolling interest in MyBuilder, which totaled £10.7 million (or $13.3 million). The determination of the fair value of noncontrolling interest was calculated using the implied value of 100% of the enterprise value of the business using the purchase price.

        The financial results of MyBuilder are included in the Company's combined financial statements, within the Europe segment, beginning April 1, 2017. For the six months ended June 30, 2017, the Company included $2.7 million of revenue and $0.2 million of net losses in its combined statement of operations related to MyBuilder.

        The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

MyBuilder
(In thousands)
Cash and cash equivalents	$6,004
Other current assets	344
Goodwill	38,521
Intangible assets	13,490

Total assets	58,359
Current liabilities	(2,065)
Other long-term liabilities	(2,296)

Net assets acquired	$53,998

        The purchase price was based on the expected financial performance of MyBuilder, not on the value of the net identifiable assets at the time of acquisition. This resulted in a significant portion of the purchase price being attributed to goodwill because MyBuilder is complementary and synergistic to the other European businesses of the HomeAdvisor Business.

        The fair values of the intangible assets acquired at the date of acquisition are as follows:

	MyBuilder
	(In thousands)	Weighted-average useful life (years)
Indefinite-lived trade name	$6,245	Indefinite
Contractor relationships	4,122	2
Developed technology	1,499	2
User base	1,624	1

Total intangible assets acquired	$13,490

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—BUSINESS COMBINATIONS (Continued)

        Other current assets, current liabilities and other long-term liabilities of MyBuilder were reviewed and adjusted to their fair values at the date of acquisition, as necessary. The fair values of trade names and contractor relationships were determined using variations of the income approach; specifically, in respective order, the relief from royalty and excess earnings methodologies. The fair values of developed technology and user base were determined using a cost approach that utilized the cost to replace methodology. The valuations of the intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows and the determination of royalty and discount rates. The amount attributed to goodwill is not tax deductible.

        On November 3, 2016, the Company acquired a 70% voting interest in MyHammer Holding AG ("MyHammer"), the leading home services marketplace in Germany. The purchase price was €17.7 million (or $19.7 million). In connection with the acquisition, the Company measured and recorded the acquisition date fair value of the 30% noncontrolling interest in MyHammer, which totaled €9.4 million (or $10.4 million). The determination of the fair value of noncontrolling interest was calculated using the MyHammer share price on the acquisition date.

        The financial results of MyHammer are included in the Company's combined financial statements, within the Europe segment, with effect from the date of acquisition. For the six months ended June 30, 2017, the Company included $5.9 million of revenue and $0.4 million of net losses in its combined statement of operations related to MyHammer.

        The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

MyHammer
(In thousands)
Cash and cash equivalents	$4,041
Other current assets	790
Goodwill	22,277
Intangible assets	8,107

Total assets	35,215
Current liabilities	(2,642)
Other long-term liabilities	(2,447)

Net assets acquired	$30,126

        The purchase price was based on the expected financial performance of MyHammer, not on the value of the net identifiable assets at the time of acquisition. This resulted in a significant portion of the purchase price being attributed to goodwill because MyHammer is complementary and synergistic to the other European businesses of the HomeAdvisor Business.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—BUSINESS COMBINATIONS (Continued)

        The fair values of the intangible assets acquired at the date of acquisition are as follows:

	MyHammer
	(In thousands)	Weighted-average useful life (years)
Indefinite-lived trade name	$4,553	Indefinite
Contractor relationships	1,444	4
Developed technology	1,222	3
User base	888	1

Total intangible assets acquired	$8,107

        Other current assets, current liabilities and other long-term liabilities of MyHammer were reviewed and adjusted to their fair values at the date of acquisition, as necessary. The fair values of trade names and contractor relationships were determined using variations of the income approach; specifically, in respective order, the relief from royalty and excess earnings methodologies. The fair values of developed technology and user base were determined using a cost approach that utilized the cost to replace methodology. The valuations of the intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows and the determination of royalty and discount rates. The amount attributed to goodwill is not tax deductible.

Pro forma financial information

        The unaudited pro forma financial information in the table below presents the combined results of the Company and HomeStars, MyBuilder and MyHammer as if these acquisitions had occurred on January 1, 2016. The pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2016. For the six months ended June 30, 2017 and 2016, pro forma adjustments reflected below include increases of $0.1 million and $4.3 million, respectively, in amortization of intangible assets. The pro forma adjustments reflected below for the six months ended June 30, 2016 also include a reduction in revenue of $0.8 million due to the write-off of deferred revenue at the date of acquisition.

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Revenue	$335,117	$253,023
Net earnings attributable to IAC equity in HomeAdvisor Business	28,351	439

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

        Goodwill and intangible assets, net are as follows:

	June 30, 2017	December 31, 2016
	(In thousands)
Goodwill	$221,973	$170,990
Intangible assets with indefinite lives	13,879	4,884
Intangible assets with definite lives, net	13,395	5,908

Total goodwill and intangible assets, net	$249,247	$181,782

        The following table presents the balance of goodwill, including the changes in the carrying value of goodwill, for the year ended June 30, 2017:

	Balance at December 31, 2016	Additions	Deductions	Foreign exchange translation	Balance at June 30, 2017
	(In thousands)
North America	$140,930	$9,841	$—	$(96)	$150,675
Europe	30,060	38,454	—	2,784	71,298

HomeAdvisor	$170,990	$48,295	$—	$2,688	$221,973

        Additions relate to the acquisitions of MyBuilder and HomeStars.

        Intangible assets with indefinite lives are trade names and trademarks acquired in various acquisitions. At June 30, 2017 and December 31, 2016, intangible assets with definite lives are as follows:

	June 30, 2017
	Gross carrying amount	Accumulated amortization	Net	Weighted-average useful life (years)
	(Dollars in thousands)
Technology	$14,534	$(9,674)	$4,860	3.8
Contractor relationships	8,564	(1,810)	6,754	2.5
Customer lists and user base	5,946	(4,375)	1,571	1.6
Trade names	5,442	(5,232)	210	3.0

Total	$34,486	$(21,091)	$13,395	2.9

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

	December 31, 2016
	Gross carrying amount	Accumulated amortization	Net	Weighted-average useful life (years)
	(Dollars in thousands)
Technology	$11,377	$(7,834)	$3,543	4.3
Contractor relationships	1,830	(495)	1,335	4.0
Customer lists and user base	4,136	(3,432)	704	1.8
Trade names	5,260	(4,934)	326	2.9

Total	$22,603	$(16,695)	$5,908	3.5

        At June 30, 2017, amortization of intangible assets with definite lives for each of the next five years is estimated to be as follows:

For the twelve months ending June 30,	(In thousands)
2018	$8,582
2019	4,185
2020	504
2021	124

Total	$13,395

NOTE 5—FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

        The Company categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

  •
  Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

  •
  Level 2: Other inputs, which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5—FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

        The following tables present the Company's financial instruments that are measured at fair value on a recurring basis:

	June 30, 2017
	Quoted market prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total fair value measurements
	(In thousands)
Assets:
Cash equivalents:
Money market funds	$28,135	$—	$—	$28,135

Total	$28,135	$—	$—	$28,135

	December 31, 2016
	Quoted market prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total fair value measurements
	(In thousands)
Assets:
Cash equivalents:
Money market funds	$28,064	$—	$—	$28,064

Total	$28,064	$—	$—	$28,064

Assets measured at fair value on a nonrecurring basis

        The Company's non-financial assets, such as goodwill, intangible assets and property and equipment are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

NOTE 6—ACCUMULATED OTHER COMPREHENSIVE LOSS

        The following tables present the components of accumulated other comprehensive loss:

	Six Months Ended June 30, 2017
	Foreign currency translation adjustment	Accumulated other comprehensive (loss) income
	(In thousands)
Balance at January 1	$(1,721)	$(1,721)
Other comprehensive income	1,491	1,491

Balance at June 30	$(230)	$(230)

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6—ACCUMULATED OTHER COMPREHENSIVE LOSS (Continued)

	Six Months Ended June 30, 2016
	Foreign currency translation adjustment	Accumulated other comprehensive (loss) income
	(In thousands)
Balance at January 1	$(1,064)	$(1,064)
Other comprehensive income	578	578

Balance at June 30	$(486)	$(486)

        At June 30, 2017 and 2016, there was no tax benefit or provision on the accumulated other comprehensive loss.

NOTE 7—SEGMENT INFORMATION

        The Company has two operating segments, North America and Europe, which are also the Company's reportable segments. Each segment manager reports to the Company's chief operating decision maker. The chief operating decision maker allocates resources and assesses performance at the segment level.

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Revenue:
North America	$303,563	$223,061
Europe	27,893	18,601

Total	$331,456	$241,662

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Operating (Loss) Income:
North America	$8,208	$11,629
Europe	(9,656)	(2,630)

Total	$(1,448)	$8,999

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SEGMENT INFORMATION (Continued)

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Adjusted EBITDA(a):
North America	$31,296	$19,871
Europe	(6,113)	(1,235)

Total	$25,183	$18,636

	June 30, 2017	December 31, 2016
	(In thousands)
Segment Assets(b):
North America	$77,673	$67,410
Europe	45,849	46,325

Total	$123,522	$113,735

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Capital expenditures:
North America	$8,393	$8,116
Europe	1,235	1,077

Total	$9,628	$9,193

(a)
The Company's primary financial measure is Adjusted EBITDA, which is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable. The Company believes this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments, and this measure is one of the primary metrics by which our internal budgets are based and by which management is compensated. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and long-term related party debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to HomeAdvisor's statement of operations of certain expenses.

(b)
Consistent with the Company's primary metric (described in (a) above), the Company excludes, if applicable, goodwill and intangible assets from the measure of segment assets presented above.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SEGMENT INFORMATION (Continued)

        The following table presents revenue disaggregated by service:

	Consumer connection revenue(c)	Membership subscription revenue	Other revenue	Total
	(In thousands)
Six Months Ended June 30,
2017:
North America	$257,163	$31,121	$15,279	$303,563
Europe	19,635	7,878	380	27,893

Total	$276,798	$38,999	$15,659	$331,456

2016:
North America	$185,525	$22,395	$15,141	$223,061
Europe	14,563	3,530	508	18,601

Total	$200,088	$25,925	$15,649	$241,662

(c)
Fees paid by services professionals for consumer matches.

        Geographic information about revenue and long-lived assets is presented below. Revenue by geography is based on where the customer is located.

	Six Months Ended June 30,
	2017	2016
	(In thousands)
Revenue
United States	$301,135	$222,810
All other countries	30,321	18,852

Total	$331,456	$241,662

        The United States is the only country whose revenue is greater than 10% of total revenue of the Company for the six months ended June 30, 2017 and 2016.

	June 30, 2017	December 31, 2016
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets)
United States	$24,391	$21,775
All other countries	3,060	1,870

Total	$27,451	$23,645

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SEGMENT INFORMATION (Continued)

        The following tables reconcile operating income (loss) for the Company's reportable segments and net earnings attributable to IAC equity in HomeAdvisor Business to Adjusted EBITDA for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30, 2017
	Operating income (loss)	Stock-based compensation	Depreciation	Amortization of intangibles	Adjusted EBITDA
	(In thousands)
North America	$8,208	$15,396	$5,777	$1,915	$31,296
Europe	(9,656)	904	437	2,202	(6,113)

Total	(1,448)	$16,300	$6,214	$4,117	$25,183

Interest expense—related party	(3,674)
Other income, net	736

Loss before income taxes	(4,386)
Income tax benefit	30,248

Net earnings	25,862
Net loss attributable to noncontrolling interests	1,005

Net earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$26,867

	Six Months Ended June 30, 2016
	Operating income (loss)	Stock-based compensation	Depreciation	Amortization of intangibles	Adjusted EBITDA
	(In thousands)
North America	$11,629	$3,374	$3,525	$1,343	$19,871
Europe	(2,630)	920	273	202	(1,235)

Total	8,999	$4,294	$3,798	$1,545	$18,636

Interest expense—related party	(84)
Other expense, net	(499)

Earnings before income taxes	8,416
Income tax provision	(4,309)

Net earnings	4,107
Net loss attributable to noncontrolling interests	1,226

Net earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$5,333

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SEGMENT INFORMATION (Continued)

        The following tables reconcile segment assets to total assets:

	June 30, 2017
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets
	(In thousands)
North America	$77,673	$150,675	$2,935	$4,545	$235,828
Europe	45,849	71,298	10,944	8,850	136,941

Total	$123,522	$221,973	$13,879	$13,395	$372,769

	December 31, 2016
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets
	(In thousands)
North America	$67,410	$140,930	$600	$2,454	$211,394
Europe	46,325	30,060	4,284	3,454	84,123

Total	$113,735	$170,990	$4,884	$5,908	$295,517

NOTE 8—CONTINGENCIES

        In the ordinary course of business, the Company is a party to various lawsuits. The Company establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Company, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. The Company also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of the Company. See "Note 2—Income Taxes" for additional information related to income tax contingencies.

NOTE 9—RELATED PARTY TRANSACTIONS

Relationship with IAC prior to the Merger

        HomeAdvisor's combined statement of operations includes allocations of general and administrative costs, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support and internal audit functions. These allocations were based on HomeAdvisor revenue as a percentage of IAC's total revenue. Allocated general and administrative costs, inclusive of stock-based compensation expense, were $3.1 million and $2.1 million, in 2017 and 2016, respectively, and are included in "General and administrative expense" in the accompanying unaudited combined statement of operations. It is not practicable to determine the actual expenses that

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—RELATED PARTY TRANSACTIONS (Continued)

would have been incurred for these services had HomeAdvisor operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

        The following table summarizes the components of the net decrease in IAC's investment in HomeAdvisor for the six months ended June 30, 2017 and 2016:

	June 30,
	2017	2016
	(In thousands)
Cash transfers (from) to IAC related to its centrally managed U.S. treasury management function, acquisitions and cash expenses paid by IAC on behalf of HomeAdvisor, net	$(35,719)	$3,510
Taxes	74,260	3,061
Interest income(a)	328	92
Allocation of general and administrative expense	(3,082)	(2,108)

Net decrease in IAC's investment in HomeAdvisor	$35,787	$4,555

(a)
Interest expense on long-term debt—related party is not included.

Long-term debt—related party

        Long-term debt—related party consists of:

	June 30, 2017	December 31, 2016
	(In thousands)
Long-term debt—related party
Promissory note due October 14, 2023	$42,000	$42,000
Promissory note due March 20, 2024	26,693	—
Promissory note due March 20, 2047	15,463	—
Promissory note due February 7, 2024	10,614	—
Promissory note due August 29, 2018	5,000	5,000
Other	—	2,838

Total long-term debt—related party	99,770	49,838
Less: Current portion of long-term debt—related party	—	2,838

Total long-term debt—related party, net of current portion	$99,770	$47,000

        On October 14, 2016, the Company, through a foreign subsidiary, issued a promissory note due October 14, 2023 in the amount of $42.0 million to a foreign subsidiary of IAC that is not part of HomeAdvisor. The proceeds were used to finance the acquisition of MyHammer and refinance an $11.4 million promissory note that was previously outstanding. The promissory note bears interest at 11% per annum and is payable at maturity.

        On March 20, 2017, the Company, through two foreign subsidiaries, issued promissory notes in the amount of £21.0 million ($26.7 million at June 30, 2017) due March 20, 2024 ("Note A") and

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—RELATED PARTY TRANSACTIONS (Continued)

$15.5 million due March 20, 2047 ("Note B"), respectively, to two foreign subsidiaries of IAC that are not part of HomeAdvisor. The proceeds were used to finance the acquisition of MyBuilder. Note A and Note B bear interest at 6.5% and 7% per annum, respectively, and are payable at maturity.

        On February 7, 2017, the Company, through a foreign subsidiary, issued a promissory note due February 7, 2024 in the amount of £8.4 million ($10.6 million at June 30, 2017) to a foreign subsidiary of IAC that is not part of HomeAdvisor. The proceeds were used to finance the acquisition of HomeStars. The promissory note bears interest at 6.875% per annum and is payable at maturity.

        On August 29, 2013, the Company, through a foreign subsidiary, issued a promissory note due August 29, 2018 in the amount of $5.0 million to a foreign subsidiary of IAC that is not part of HomeAdvisor. The proceeds were used to repay certain indebtedness. The promissory note bears interest at LIBOR plus 2.00%, or 3.54% at both June 30, 2017 and December 31, 2016.

        Interest expense related to the long-term debt is included in "Interest expense—related party" in the accompanying combined statement of operations.

Financial instruments measured at fair value only for disclosure purposes

	June 30, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)
Current portion of long-term debt—related party	$—	$—	$2,838	$2,776
Long-term debt—related party, net of current portion	99,770	105,952	47,000	46,324

        The fair value of the Company's long-term debt—related party, including current portion, is based on Level 3 inputs and is estimated by discounting the future cash flows based on current market conditions.

Long-term debt—related party maturities:

(In thousands)
2018	$5,000
2023	42,000
2024	37,307
2047	15,463

Total long term debt—related party, net of current portion	$99,770

Guarantee of IAC Senior Notes and revolving credit facility

        On November 15, 2013 and December 21, 2012, IAC issued 4.875% Senior Notes due November 30, 2018 ("2013 Senior Notes") and 4.75% Senior Notes due December 15, 2022 ("2012 Senior Notes"), respectively. The 2013 and 2012 Senior Notes are unconditionally guaranteed by HomeAdvisor (US) and certain of its wholly owned domestic subsidiaries. At June 30, 2017, $361.9 million and $34.9 million were outstanding under the 2013 and 2012 Senior Notes, respectively.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—RELATED PARTY TRANSACTIONS (Continued)

        IAC has a $300 million revolving credit facility which expires on October 7, 2020, and is unconditionally guaranteed by HomeAdvisor (US) and the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and is also secured by the stock of HomeAdvisor (US) and certain other domestic and foreign entities that are part of the HomeAdvisor Business. At June 30, 2017 and December 31, 2016, there are no outstanding borrowings under IAC's revolving credit facility.

        The Company has not recorded a liability pursuant to this guarantor obligation because we have not agreed to pay a specific amount through an arrangement with our co-obligors and we do not expect to pay any amount as a result of our guarantee of IAC's Senior Notes and IAC's revolving credit facility. Upon completion of the Merger, HomeAdvisor (US) and certain of its wholly-owned domestic subsidiaries will no longer guarantee any debt of IAC.

Relationship with IAC following the Merger

        We expect to enter into certain agreements with IAC to govern the relationship between ANGI Homeservices Inc. and IAC following the Merger. These agreements will include: a contribution agreement; an investor rights agreement; a tax sharing agreement; a services agreement; an employee matters agreement; and an intercompany note.

NOTE 10—COMBINED FINANCIAL STATEMENT DETAILS

	June 30, 2017	December 31, 2016
	(In thousands)
Other current assets:
Prepaid expenses	$12,312	$6,456
Other	839	2,283

Other current assets	$13,151	$8,739

NOTE 11—SUBSEQUENT EVENT

        In preparing these combined financial statements, management evaluated subsequent events through August 9, 2017, on which date the combined financial statements were available for issue.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of IAC/InterActiveCorp

        We have audited the accompanying combined balance sheet of the HomeAdvisor Business (the Company) as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule on page FS-65. These financial statements and financial schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the HomeAdvisor Business at December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

June 29, 2017

HOMEADVISOR BUSINESS

COMBINED BALANCE SHEET

	December 31,
	2016	2015
	(In thousands)
ASSETS
Cash and cash equivalents	$36,377	$2,462
Accounts receivable, net of allowance and reserves of $9,177 and $8,171, respectively	18,696	11,939
Other current assets	8,739	5,547

Total current assets	63,812	19,948
Property and equipment, net	23,645	13,767
Goodwill	170,990	150,630
Intangible assets, net	10,792	6,327
Other non-current assets	26,278	12,904

TOTAL ASSETS	$295,517	$203,576

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Current portion of long-term debt—related party	$2,838	$11,350
Accounts payable	11,544	1,666
Deferred revenue	18,828	11,913
Accrued expenses and other current liabilities	34,438	25,775

Total current liabilities	67,648	50,704
Long-term debt—related party	47,000	5,000
Deferred income taxes	2,228	—
Other long-term liabilities	2,247	2,988
Redeemable noncontrolling interests	13,781	17,634
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Invested capital	154,852	128,314
Accumulated other comprehensive loss	(1,721)	(1,064)

IAC/InterActiveCorp equity in HomeAdvisor Business	153,131	127,250
Noncontrolling interests	9,482	—

Total shareholders' equity	162,613	127,250

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$295,517	$203,576

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Revenue	$498,890	$361,201	$283,541
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	25,858	22,936	22,250
Selling and marketing expense	306,713	225,876	160,824
General and administrative expense	110,093	86,687	71,799
Product development expense	20,596	16,842	11,971
Depreciation	8,419	6,593	6,520
Amortization of intangibles	3,153	3,835	9,562

Total operating costs and expenses	474,832	362,769	282,926

Operating income (loss)	24,058	(1,568)	615
Interest expense—related party	(894)	(272)	(1,112)
Other expense, net	(699)	(398)	(94)

Earnings (loss) before income taxes	22,465	(2,238)	(591)
Income tax provision	(11,834)	(1,758)	(1,629)

Net earnings (loss)	10,631	(3,996)	(2,220)
Net loss attributable to noncontrolling interests	2,497	2,671	457

Net earnings (loss) attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$13,128	$(1,325)	$(1,763)

Stock-based compensation expense by function:
Cost of revenue	$—	$—	$8
Selling and marketing expense	863	545	7
General and administrative expense	6,804	6,137	(767)
Product development expense	1,249	1,171	508

Total stock-based compensation expense	$8,916	$7,853	$(244)

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF COMPREHENSIVE OPERATIONS

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Net earnings (loss)	$10,631	$(3,996)	$(2,220)
Other comprehensive loss
Change in foreign currency translation adjustment	(657)	(581)	(1,038)

Total other comprehensive loss	(657)	(581)	(1,038)

Comprehensive income (loss)	9,974	(4,577)	(3,258)
Comprehensive loss attributable to noncontrolling interests	2,497	2,671	457

Comprehensive income (loss) attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$12,471	$(1,906)	$(2,801)

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2016, 2015 and 2014

		IAC/InterActiveCorp equity in HomeAdvisor Business
	Redeemable noncontrolling interests	Invested capital	Accumulated other comprehensive income (loss)	IAC/InterActiveCorp equity in HomeAdvisor Business	Noncontrolling interests	Total shareholders' equity
		(In thousands)
Balance as of December 31, 2013	$—	$141,783	$555	$142,338	$—	$142,338
Net loss for the year ended December 31, 2014	(457)	(1,763)	—	(1,763)	—	(1,763)
Other comprehensive loss, net of tax	—	—	(1,038)	(1,038)	—	(1,038)
Redeemable noncontrolling interests created in an acquisition	12,474	—	—	—	—	—
Adjustment of redeemable noncontrolling interests to fair value	(6,097)	6,097	—	6,097	—	6,097
Net decrease in IAC/InterActiveCorp's investment in HomeAdvisor	—	(1,300)	—	(1,300)	—	(1,300)
Other	558	—	—	—	—	—

Balance as of December 31, 2014	6,478	144,817	(483)	144,334	—	144,334
Net loss for the year ended December 31, 2015	(2,671)	(1,325)	—	(1,325)	—	(1,325)
Other comprehensive loss, net of tax	—	—	(581)	(581)	—	(581)
Adjustment of redeemable noncontrolling interests to fair value	12,170	(12,170)	—	(12,170)	—	(12,170)
Net decrease in IAC/InterActiveCorp's investment in HomeAdvisor	—	(3,008)	—	(3,008)	—	(3,008)
Other	1,657	—	—	—	—	—

Balance as of December 31, 2015	17,634	128,314	(1,064)	127,250	—	127,250
Net (loss) earnings for the year ended December 31, 2016	(2,377)	13,128	—	13,128	(120)	13,008
Other comprehensive loss, net of tax	—	—	(657)	(657)	—	(657)
Noncontrolling interests created in an acquisition	—	—	—	—	9,811	9,811
Purchase of noncontrolling interests	—	—	—	—	(209)	(209)
Adjustment of redeemable noncontrolling interests to fair value	(3,110)	3,110	—	3,110	—	3,110
Net increase in IAC/InterActiveCorp's investment in HomeAdvisor	—	10,300	—	10,300	—	10,300
Other	1,634	—	—	—	—	—

Balance as of December 31, 2016	$13,781	$154,852	$(1,721)	$153,131	$9,482	$162,613

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

COMBINED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$10,631	$(3,996)	$(2,220)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Bad debt expense	17,425	13,234	10,862
Stock-based compensation expense	8,916	7,853	(244)
Depreciation	8,419	6,593	6,520
Amortization of intangibles	3,153	3,835	9,562
Excess tax benefits from stock-based awards	(7,673)	(133)	(604)
Deferred income taxes	(3,719)	(3,469)	(477)
Other adjustments, net	1,142	874	165
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(23,862)	(16,202)	(14,241)
Other current assets	(2,972)	(1,823)	422
Accounts payable and other current liabilities	14,936	1,339	1,930
Income taxes payable	6,932	2,459	(30)
Deferred revenue	6,895	7,188	1,144

Net cash provided by operating activities	40,223	17,752	12,789

Cash flows from investing activities:
Acquisitions, net of cash acquired	(15,649)	—	(12,181)
Capital expenditures	(16,660)	(10,170)	(6,775)

Net cash used in investing activities	(32,309)	(10,170)	(18,956)

Cash flows from financing activities:
Proceeds from the issuance of related party debt	44,838	—	—
Principal payments on related party debt	(11,350)	—	—
Funds held in escrow for MyHammer tender offer	(10,548)	—	—
Transfers (to) from IAC/InterActiveCorp	(4,305)	(9,525)	5,321
Purchase of noncontrolling interests	(209)	—	—
Excess tax benefits from stock-based awards	7,673	133	604
Other, net	—	9	—

Net cash provided by (used in) financing activities	26,099	(9,383)	5,925

Effect of exchange rate changes on cash and cash equivalents	(98)	(322)	(23)

Net increase (decrease) in cash and cash equivalents	33,915	(2,123)	(265)
Cash and cash equivalents at beginning of period	2,462	4,585	4,850

Cash and cash equivalents at end of period	$36,377	$2,462	$4,585

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Basis of presentation and combination

        These historical combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of IAC/InterActiveCorp ("IAC"). The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses comprising the HomeAdvisor Business since their respective dates of acquisition by IAC and the allocation to the HomeAdvisor Business of certain IAC corporate expenses relating to the HomeAdvisor Business based on the historical financial statements and accounting records of IAC. For the purpose of these financial statements, income taxes have been computed as if the entities comprising the HomeAdvisor Business filed on a standalone, separate tax return basis. The financial statements are being prepared on a combined basis as the final steps of the legal reorganization where IAC contributes the HomeAdvisor Business, along with cash sufficient to fund the aggregate cash consideration payable in the Merger, if any, to ANGI Homeservices Inc. are not yet complete and will not be complete until immediately prior to the consummation of the Merger.

        All references to "HomeAdvisor," the "Company," "we," "our" or "us" in these historical combined financial statements are to the HomeAdvisor Business, which is comprised of HomeAdvisor (US), HomeAdvisor (International) and each of their respective subsidiaries.

        The Company prepares its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

        All intercompany transactions and balances between and among the Company, its subsidiaries and the entities comprising the HomeAdvisor Business have been eliminated. All intercompany transactions between (i) HomeAdvisor and (ii) IAC and its subsidiaries, with the exception of notes payable due to IAC subsidiaries, are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as "Invested capital." The notes payable due to IAC subsidiaries are included in "Long-term debt—related party" in the accompanying combined balance sheet.

        In the opinion of management, the assumptions underlying the historical combined financial statements of the HomeAdvisor Business, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, standalone company for the periods presented.

Company overview

        The HomeAdvisor Business is the operator of the largest global home services marketplace, connecting homeowners with service professionals for home repair, maintenance and improvement projects. HomeAdvisor's marketplace provides the tools and resources to allow homeowners to find local pre-screened service professionals and instantly book appointments online or through HomeAdvisor's award-winning mobile application. HomeAdvisor's marketplace also provides consumers with other home services-related resources, including access to average project costs using HomeAdvisor's True Cost Guide. In addition to its market-leading U.S. operations, the HomeAdvisor Business owns the leading home services online marketplaces in Canada (HomeStars), which was acquired on February 8, 2017, Germany (MyHammer), which was acquired on November 3, 2016, France (Travaux.com) and the Netherlands (Werkspot), as well as operations in Italy (Instapro) and the

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

United Kingdom (MyBuilder), which was acquired on March 24, 2017. The HomeAdvisor Business also operates Felix, a pay-per-call advertising service, and mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses.

        As of December 31, 2016, the HomeAdvisor Business's network of service professionals in the United States consisted of approximately 143,000 paying professionals providing services in more than 500 categories ranging from simple home repairs to larger home remodeling projects in more than 400 discrete geographies. The HomeAdvisor Business generated approximately 13.2 million domestic service requests from homeowners in the United States during the year ended December 31, 2016.

        HomeAdvisor operates in two segments: (i) North America, which is comprised of the brands HomeAdvisor, HomeStars, Felix, and mHelpDesk, and (ii) Europe, which is comprised of the brands MyHammer, Travaux.com, Werkspot, Instapro and MyBuilder.

        On May 1, 2017, IAC announced that it had entered into a definitive agreement with Angie's List (the "Merger Agreement") to combine the HomeAdvisor Business and Angie's List under a new publicly traded company to be called ANGI Homeservices Inc. The Merger Agreement provides for the acquisition of Angie's List by ANGI Homeservices Inc. by way of the merger of a direct wholly-owned subsidiary of ANGI Homeservices Inc. with and into Angie's List (the "Merger"), with Angie's List continuing as the surviving company in the Merger. Following the Merger, Angie's List and the parent entity that will hold the HomeAdvisor Business will each be direct wholly-owned subsidiaries of ANGI Homeservices Inc. Immediately following the completion of the Merger, IAC is expected to hold Class B shares of ANGI Homeservices Inc. which together with Class A shares underlying equity awards in respect of HomeAdvisor (US) to be converted into awards in respect of ANGI Homeservices Inc., will represent between approximately 87% and 90% of the economic interest (on a fully diluted basis) and approximately 98% of the total voting power of ANGI Homeservices Inc. common stock, depending on the number of Angie's List stockholders that elect to receive cash consideration in the Merger. The Merger is expected to take place in the late third quarter or early fourth quarter of 2017.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

        Management of the Company is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

        On an ongoing basis, the Company evaluates its estimates and judgments including those related to: the recoverability of goodwill and indefinite-lived intangible assets; the useful lives and recoverability of definite-lived intangible assets and property and equipment; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts; the determination of revenue reserves; the liabilities for uncertain tax positions; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. The Company bases its estimates and judgments on historical experience, its forecasts and budgets and other factors that the Company considers relevant.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, services are rendered to customers, the fee or price charged is fixed or determinable and collectability is reasonably assured. Deferred revenue is recorded when payments are received, or contractually due, in advance of the Company's rendering of services.

        Revenue is primarily derived from consumer connection revenue, which comprises fees paid by services professionals for consumer matches (regardless of whether the professional ultimately provides the requested service) and membership subscription fees paid by service professionals. Consumer connection revenue varies based upon certain factors including the service requested, type of match (such as Instant Booking and Instant Connect) and where the service is provided.

        The Company's consumer connection revenue is generated and recognized when an in-network service professional is delivered a consumer match. Membership subscription revenue is generated through subscription sales to service professionals and is deferred and recognized over the term of the applicable membership. Membership agreements can be one month, three months, or one year. Deferred revenue is $18.8 million and $11.9 million at December 31, 2016 and 2015, respectively.

Cash and cash equivalents

        Cash and cash equivalents include cash and short-term investments, with maturities of less than 91 days from the date of purchase. Internationally, cash equivalents primarily consist of AAA rated treasury money market funds.

Accounts receivable

        Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts and revenue reserves. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the specific customer's ability to pay its obligation to the Company and the condition of the general economy and the customer's industry. The Company writes off accounts receivable when they become uncollectible. The Company also maintains allowances to reserve for potential credits issued to customers or other revenue adjustments. The amounts of these reserves are based, in part, on historical experience.

Property and equipment

        Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter.

Asset category	Estimated useful lives
Computer equipment and capitalized software	2 to 3 years
Furniture and other equipment	3 to 7 years
Leasehold improvements	5 to 10 years

        The Company capitalizes certain internal use software costs including external direct costs utilized in developing or obtaining the software and compensation for personnel directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and ready for its intended purpose. The net book value of capitalized internal use software is $14.5 million and $8.6 million at December 31, 2016 and 2015, respectively.

Business combinations

        The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. The fair value of these intangible assets is based on detailed valuations that use information and assumptions provided by management. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill and is assigned to the reporting unit(s) that is expected to benefit from the combination as of the acquisition date.

Goodwill and indefinite-lived intangible assets

        Goodwill acquired in business combinations is assigned to the reporting unit(s) that is expected to benefit from the combination as of the acquisition date. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually as of October 1, or more frequently, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. At October 1, 2016 the Company had two reporting units: North America and Europe.

        When the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of the reporting unit is determined. If the carrying value of the reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is calculated (in the same manner as a business combination) and an impairment loss equal to the excess is recorded.

        For the Company's annual goodwill test at October 1, 2016, a qualitative assessment of the North America and Europe reporting units' goodwill was performed because the Company concluded it was more likely than not that the fair value of these reporting units was in excess of their respective carrying values. The primary factors that the Company considered in its qualitative assessment for each of these reporting units were valuations performed during 2016. These valuations were prepared primarily in connection with the issuance and/or settlement of equity grants that are denominated in

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the shares of HomeAdvisor (US) and HomeAdvisor (International), as applicable, and certain of their subsidiaries. The valuations were prepared time proximate to, but not as of October 1, 2016. The fair value of each of these businesses was significantly in excess of its October 1, 2016 carrying value.

        While the Company has the option to qualitatively assess whether it is more likely than not that the fair value of its indefinite-lived intangible asset are less than its carrying value, the Company's policy is to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1. The Company determines the fair value of indefinite-lived intangible assets using an avoided royalty discounted cash flow ("DCF") valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rate used in the Company's annual indefinite-lived impairment assessment was 17% in both 2016 and 2015, and the royalty rate used was 1% in both 2016 and 2015. Indefinite-lived intangible assets have a carrying value of $4.9 million and $0.6 million at December 31, 2016 and 2015, respectively.

        There were no impairment charges recorded in the three-year period ended December 31, 2016.

Long-lived assets and intangible assets with definite lives

        Long-lived assets, which consist of property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is computed either on a straight-line basis or based on the pattern in which the economic benefits of the asset will be realized.

Fair value measurements

        The Company categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

  •
  Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

  •
  Level 2: Other inputs, which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.

        The Company's non-financial assets, such as goodwill, intangible assets and property and equipment are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Advertising costs

        Advertising costs are expensed in the period incurred (when the advertisement first runs for production costs that are initially capitalized) and represent online marketing, including fees paid to search engines, offline marketing, which is primarily television advertising and partner-related payments to those who direct traffic to our websites. Advertising expense is $196.8 million, $145.4 million and $103.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Legal costs

        Legal costs are expensed as incurred.

Income taxes

        HomeAdvisor is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current and deferred income tax expense has been computed for the entities comprising the HomeAdvisor Business on an as if standalone, separate return basis.

        The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

        The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign currency translation and transaction gains and losses

        The financial position and operating results of foreign entities whose primary economic environment is based on their local currency are combined using the local currency as the functional currency. These local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the combined statement of operations as a component of other income (expense), net.

Stock-based compensation

        Stock-based compensation is measured at the grant date based on the fair value of the award and is expensed over the requisite service period. See "Note 8—Stock-based Compensation" for a discussion of stock-based compensation plans.

Redeemable noncontrolling interests

        Noncontrolling interests in the subsidiaries of the Company are ordinarily reported in the combined balance sheet within shareholders' equity, separately from the Company's equity. However, securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of shareholders' equity. Accordingly, all noncontrolling interests that are redeemable at the option of the holder are presented outside of shareholders' equity in the accompanying combined balance sheet.

        In connection with the acquisition of certain subsidiaries, management of these businesses has retained an ownership interest. The Company is party to fair value put and call arrangements with respect to these interests. These put and call arrangements allow management of these businesses to require the Company to purchase their interests or allow the Company to acquire such interests at fair value, respectively. The put arrangements do not meet the definition of a derivative instrument as the put agreements do not provide for net settlement. These put and call arrangements become exercisable by the Company and the counterparty at various dates. No put and call arrangements were exercised during 2016, 2015 or 2014. Because these put arrangements are exercisable by the counterparty outside the control of the Company, to the extent that the fair value of these interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to invested capital. During the years ended December 31, 2016, 2015 and 2014, the Company recorded adjustments of $(3.1) million, $12.2 million and $(6.1) million, respectively, to (decrease) increase these interests to fair value. Fair value determinations require high levels of judgment and are based on various valuation techniques, including market comparables and discounted cash flow projections.

Certain risks and concentrations

        The Company's business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are principally maintained with international financial institutions that are not covered by deposit insurance.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and develops a common standard for all industries. ASU 2014-09 was subsequently amended during 2016 and 2015; these amendments provide further revenue recognition guidance related to principal versus agent considerations, performance obligations and licensing, and narrow-scope improvements and practical expedients.

        ASU No. 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The new standard provides a single principles-based, five-step model to be applied to all contracts with customers. This five-step model includes (1) identifying the contract(s) with the customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when each performance obligation is satisfied. More specifically, revenue will be recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services. ASU No. 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016. Upon adoption, ASU No. 2014-09 may either be applied retrospectively to each prior period presented or using the modified retrospective approach with the cumulative effect recognized as of the date of initial application.

        While the Company's evaluation of the impact of the adoption of ASU No. 2014-09 on its combined financial statements continues, it has progressed to the point where we have reached certain preliminary determinations. The Company will adopt ASU No. 2014-09 using the modified retrospective approach effective January 1, 2018. Therefore, the cumulative effect of adoption will be reflected as an adjustment to beginning retained earnings for the period ending March 31, 2018. The effect on the Company will be that sales commissions, which represent the incremental direct costs of obtaining a service professional contract, will be capitalized and amortized over the average life of a service professional. These costs are expensed as incurred currently. The cumulative effect of the adoption of ASU No. 2014-09 will be to establish an asset equal to the unamortized cost of the sales commissions paid to obtain a service professional and a related deferred tax liability with the net effect being recorded as an increase to retained earnings as of January 1, 2018. The ultimate amounts recorded will depend upon both the timing and amount of monthly sales commissions during the year ended December 31, 2016 and the year ending December 31, 2017 and the average life of a service professional as of January 1, 2018. To illustrate the effect of adoption on the Company's combined financial position, if January 1, 2017 were the date of adoption, the cumulative effect of adoption would have been less than 9% of total assets, less than 8% of total liabilities and less than 10% of shareholders' equity. The Company does not expect the adoption of ASU No. 2014-09 to have a material effect on its combined results of operations or cash flows.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes pre-existing guidance on accounting for leases in "Leases (Topic 840)" and generally requires all leases to be recognized in the statement of financial position. The provisions of ASU No. 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of ASU No. 2016-02 are to be applied using a modified retrospective approach. The

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is currently evaluating the impact the adoption of this standard update will have on its combined financial statements.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about the changes to the terms and conditions of a share-based payment award that require an entity to apply modification accounting in "Stock Compensation (Topic 718)." The provisions of ASU No. 2017-09 are effective for reporting periods beginning after December 15, 2017; early adoption is permitted. The provisions of ASU No. 2017-09 are to be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of this standard update to have a material impact on its combined financial statements and is currently evaluating the timing of adoption.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payments Accounting (Topic 718). The update is intended to simplify existing guidance on various aspects of the accounting and presentation of employee share-based payments in financial statements including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification on the statement of cash flows. The provisions of ASU No. 2016-09 are effective for reporting periods beginning after December 15, 2016; early adoption is permitted.

        The primary effects of the adoption of ASU No. 2016-09 on the Company's results of operations and cash flows will be due to the change in the treatment of the excess tax benefit (deficiency) related to equity awards to employees upon exercise of stock options and the vesting of restricted stock units. The table below illustrates this effect.

Excess tax benefit (deficiency) of equity awards to employees upon exercise of stock options and the vesting of restricted stock units:	Accounting under current GAAP:	Accounting following adoption of ASU No. 2016-09:
Statement of operations	Treated as an increase (or decrease) to additional paid-in capital when realized (i.e., reduction of income taxes payable)	Included in the determination of the income tax provision or benefit upon option exercise or share vesting
Statement of cash flows	Treated as a financing cash flow	Treated as an operating cash flow

        The expected effect of the adoption of ASU No. 2016-09 for the Company will be to increase reported net earnings (or reduce reported net loss) and operating cash flow.

        As of January 1, 2017, the Company adopted the change in treatment of excess tax benefit (deficiency) using the modified retrospective approach and applied the provisions of ASU No. 2016-09 related to the presentation on the statement of cash flows using the retrospective approach.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which makes clarifications to how cash receipts and cash payments in certain transactions are presented and classified on the statement of cash flows. The provisions of ASU No. 2016-15 are effective for reporting periods beginning after December 15, 2017, including interim periods, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable; early adoption is permitted. The Company adopted the provisions of ASU No. 2016-15 on January 1, 2017 and the adoption of this standard update did not have a material impact on its combined financial statements.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the accounting for goodwill impairment. The guidance will eliminate the requirement to calculate the implied fair value of goodwill under today's two-step impairment test to measure a goodwill impairment charge. The provisions of ASU No. 2017-04 are effective for reporting periods beginning after December 15, 2019; early adoption is permitted. The provisions of ASU 2017-04 are to be applied on a prospective basis. The Company adopted the provisions of ASU 2017-04 on January 1, 2017 and the adoption of this standard update did not and is not expected to have a material impact on its combined financial statements.

NOTE 3—INCOME TAXES

        HomeAdvisor is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current income tax provision and deferred income tax benefit have been computed for the entities comprising the HomeAdvisor Business on an as if standalone, separate return basis. HomeAdvisor's payments to IAC for its share of IAC's consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

        U.S. and foreign earnings (loss) before income taxes and noncontrolling interests are as follows:

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
U.S.	$27,284	$1,149	$3,431
Foreign	(4,819)	(3,387)	(4,022)

Total	$22,465	$(2,238)	$(591)

        The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Current income tax provision (benefit):
Federal	$13,440	$2,901	$1,323
State	2,274	601	240
Foreign	(161)	1,725	543

Current income tax provision	$15,553	$5,227	$2,106

Deferred income tax (benefit) provision:
Federal	$(2,483)	$(2,823)	$(238)
State	(775)	(557)	112
Foreign	(461)	(89)	(351)

Deferred income tax benefit	$(3,719)	$(3,469)	$(477)

Income tax provision	$11,834	$1,758	$1,629

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—INCOME TAXES (Continued)

        The current income tax payable was reduced by $7.7 million, $0.1 million and $0.6 million for the years ended December 31, 2016, 2015 and 2014, respectively, for excess tax deductions attributable to stock-based compensation. The related income tax benefits are recorded as increases to invested capital.

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below. The valuation allowance is primarily related to deferred tax assets for net operating losses.

	December 31,
	2016	2015
	(In thousands)
Deferred tax assets:
Accrued expenses	$3,527	$2,261
Net operating loss carryforwards	12,869	12,335
Stock-based compensation	10,382	8,639
Intangible and other assets	—	80
Allowance for bad debt	3,186	2,387
Other	1,811	1,376

Total deferred tax assets	31,775	27,078
Less valuation allowance	(14,180)	(12,696)

Net deferred tax assets	17,595	14,382

Deferred tax liabilities:
Intangible and other assets	(1,818)	—
Property and equipment	(2,661)	(1,872)
Other	(133)	(210)

Total deferred tax liabilities	(4,612)	(2,082)

Net deferred tax assets	$12,983	$12,300

        At December 31, 2016, the Company has federal and state net operating losses ("NOLs") of $4.8 million and $5.1 million, respectively. If not utilized, the federal NOLs will expire at various times between 2033 and 2036, and the state NOLs will expire at various times between 2035 and 2036. At December 31, 2016, the Company has foreign NOLs of $44.4 million available to offset future income. Of these foreign NOLs, $38.8 million can be carried forward indefinitely and $5.6 million, if not utilized, will expire at various times between 2022 and 2036. During 2016, the Company recognized tax benefits related to NOLs of $0.1 million. At December 31, 2016, the Company has federal capital losses of $3.2 million. If not utilized, the capital losses will expire in 2017. Utilization of capital losses will be limited to the Company's ability to generate future capital gains.

        During 2016, the Company's valuation allowance increased by $1.5 million primarily due to an increase in federal NOLs. At December 31, 2016, the Company has a valuation allowance of $14.2 million related to the portion of NOLs and other items for which it is more likely than not that the tax benefit will not be realized.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—INCOME TAXES (Continued)

        A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Income tax provision at the federal statutory rate of 35%	$7,862	$(783)	$(207)
Change in tax reserves	(72)	1,895	76
State income taxes, net of effect of federal tax benefit	1,063	(39)	232
Unbenefited losses	2,592	1,133	717
Research credit	(930)	(645)	(252)
Other, net	1,319	197	1,063

Income tax provision	$11,834	$1,758	$1,629

        No income taxes have been provided on indefinitely reinvested earnings of certain foreign subsidiaries aggregating $11.8 million at December 31, 2016. The estimated amount of the unrecognized deferred income tax liability with respect to such earnings would be $3.6 million.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows:

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Balance at January 1	$1,863	$129	$53
Additions based on tax positions related to the current year	279	376	76
Additions for tax positions of prior years	—	1,358	—
Reductions for tax positions of prior years	(263)	—	—
Settlements	(1,277)	—	—

Balance at December 31	$602	$1,863	$129

        HomeAdvisor is routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service is currently auditing IAC's federal income tax returns for the years ended December 31, 2010 through 2012, which includes the operations of the HomeAdvisor Business. The statute of limitations for the years 2010 through 2012 has been extended to June 30, 2018. Returns filed in various other jurisdictions are open to examination for various tax years beginning with 2009. Income taxes payable include reserves considered sufficient to pay assessments that may result from examination of prior year tax returns. Changes to reserves from period to period and differences between amounts paid, if any, upon the resolution of audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by the Company are recorded in the period they become known.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—INCOME TAXES (Continued)

        The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. At December 31, 2016, the Company has not accrued an amount for interest. At December 31, 2015, the Company has accrued $0.2 million for the payment of interest.

        At December 31, 2016 and 2015, unrecognized tax benefits, including interest, are $0.6 million and $2.0 million, respectively. Included in unrecognized tax benefits at December 31, 2016 and 2015, is approximately $0.6 million and $0.3 million, respectively, for tax positions included in IAC's consolidated tax return filings. Unrecognized tax benefits, including interest, for the year ended December 31, 2016 decreased by $1.4 million due principally to settlements. If unrecognized tax benefits at December 31, 2016 are subsequently recognized, income tax expense would be reduced by $0.6 million. The comparable amount as of December 31, 2015 is $1.9 million.

NOTE 4—BUSINESS COMBINATION

        On November 3, 2016, the Company acquired a 70% voting interest in MyHammer Holdings AG ("MyHammer"), the leading home services marketplace in Germany. The purchase price was €17.7 million (or $19.7 million). In connection with the acquisition, the Company measured and recorded the acquisition date fair value of the 30% noncontrolling interest in MyHammer, which totaled €9.4 million (or $10.4 million). The determination of the fair value of noncontrolling interest was calculated using the MyHammer share price on the acquisition date.

        The financial results of MyHammer are included in the Company's combined financial statements, within the Europe segment, beginning November 3, 2016. For the year ended December 31, 2016, the Company included $1.3 million of revenue and $0.4 million of net losses in its combined statement of operations related to MyHammer.

        The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(In thousands)
Cash and cash equivalents	$4,041
Other current assets	790
Goodwill	22,277
Intangible assets	8,107

Total assets	35,215
Current liabilities	(2,642)
Other long-term liabilities	(2,447)

Net assets acquired	$30,126

        The purchase price was based on the expected financial performance of MyHammer, not on the value of the net identifiable assets at the time of acquisition. This resulted in a significant portion of the purchase price being attributed to goodwill because MyHammer is complementary and synergistic to the other European businesses of the HomeAdvisor Business.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—BUSINESS COMBINATION (Continued)

        The fair values of the intangible assets acquired as of the date of acquisition are as follows:

	(In thousands)	Weighted- average useful life (years)
Indefinite-lived trade name	$4,553	Indefinite
Contractor relationships	1,444	4
Developed technology	1,222	3
User base	888	1

Total intangible assets acquired	$8,107

        Other current assets, current liabilities and other long-term liabilities of MyHammer were reviewed and adjusted to their fair values at the date of acquisition, as necessary. The fair values of trade names and contractor relationships were determined using variations of the income approach; specifically, in respective order, the relief from royalty and excess earnings methodologies. The fair values of developed technology and user base were determined using a cost approach that utilized the cost to replace methodology. The valuations of the intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows and the determination of royalty and discount rates. The amount attributed to goodwill is not tax deductible.

Pro forma financial information

        The unaudited pro forma financial information in the table below presents the combined results of the Company and MyHammer as if the acquisition of MyHammer had occurred on January 1, 2015. The pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition actually occurred on January 1, 2015. For the years ended December 31, 2016 and 2015, pro forma adjustments reflected below include increases of $0.7 million and $1.5 million, respectively, in amortization of intangible assets. The pro forma adjustments reflected below for the year ended December 31, 2015 also include a reduction in revenue of $0.5 million due to the write off of deferred revenue at the date of acquisition.

	Years Ended December 31,
	2016	2015
	(In thousands)
Revenue	$508,727	$369,698
Net earnings (loss) attributable to IAC equity in HomeAdvisor Business	13,313	(5,693)

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

        Goodwill and intangible assets, net are as follows:

	December 31,
	2016	2015
	(In thousands)
Goodwill	$170,990	$150,630
Intangible assets with indefinite lives	4,884	600
Intangible assets with definite lives, net	5,908	5,727

Total goodwill and intangible assets, net	$181,782	$156,957

        The following table presents the balance of goodwill, including the changes in the carrying value of goodwill, for the year ended December 31, 2016:

	Balance at December 31, 2015	Additions	(Deductions)	Foreign exchange translation	Balance at December 31, 2016
	(In thousands)
North America	$140,930	$—	$—	$—	$140,930
Europe	9,700	21,985	—	(1,625)	30,060

HomeAdvisor	$150,630	$21,985	$—	$(1,625)	$170,990

        Additions relate to the acquisition of MyHammer.

        The following table presents the balance of goodwill, including the changes in the carrying value of goodwill, for the year ended December 31, 2015:

	Balance at December 31, 2014	Additions	(Deductions)	Foreign exchange translation	Balance at December 31, 2015
	(In thousands)
North America	$140,930	$—	$—	$—	$140,930
Europe	10,770	—	—	(1,070)	9,700

HomeAdvisor	$151,700	$—	$—	$(1,070)	$150,630

        Intangible assets with indefinite lives are trade names and trademarks acquired in various acquisitions. At December 31, 2016, intangible assets with definite lives are as follows:

	Gross carrying amount	Accumulated amortization	Net	Weighted- average useful life (years)
	(Dollars in thousands)
Technology	$11,377	$(7,834)	$3,543	4.3
Contractor relationships	1,830	(495)	1,335	4.0
Customer lists and user base	4,136	(3,432)	704	1.8
Trade names	5,260	(4,934)	326	2.9

Total	$22,603	$(16,695)	$5,908	3.5

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

        At December 31, 2015, intangible assets with definite lives are as follows:

	Gross carrying amount	Accumulated amortization	Net	Weighted- average useful life (years)
	(Dollars in thousands)
Technology	$10,258	$(5,669)	$4,589	4.4
Contractor relationships	493	(338)	155	4.0
Customer lists and user base	3,300	(2,933)	367	2.0
Trade names	5,385	(4,769)	616	3.0

Total	$19,436	$(13,709)	$5,727	3.6

        At December 31, 2016, amortization of intangible assets with definite lives for each of the next five years is estimated to be as follows:

Years ending December 31,	(In thousands)
2017	$3,455
2018	1,505
2019	662
2020	286

Total	$5,908

NOTE 6—FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

        The following table presents the Company's financial instruments that are measured at fair value on a recurring basis:

	December 31, 2016
	Quoted market prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total fair value measurements
	(In thousands)
Assets:
Cash equivalents:
Money market funds	$28,064	$—	$—	$28,064

Total	$28,064	$—	$—	$28,064

        At December 31, 2015, the Company had no cash equivalents.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7—ACCUMULATED OTHER COMPREHENSIVE LOSS

        The following tables present the components of accumulated other comprehensive loss:

	Year Ended December 31, 2016
	Foreign currency translation adjustment	Accumulated other comprehensive loss
	(In thousands)
Balance at January 1	$(1,064)	$(1,064)
Other comprehensive loss	(657)	(657)

Balance at December 31	$(1,721)	$(1,721)

	Year Ended December 31, 2015
	Foreign currency translation adjustment	Accumulated other comprehensive loss
	(In thousands)
Balance at January 1	$(483)	$(483)
Other comprehensive loss	(581)	(581)

Balance at December 31	$(1,064)	$(1,064)

        At December 31, 2016 and 2015, there was no tax benefit or provision on the accumulated other comprehensive loss.

NOTE 8—STOCK-BASED COMPENSATION

        HomeAdvisor (US) currently has one plan under which awards have been granted. This plan provides for the grant of stock appreciation rights related to shares of HomeAdvisor (US) common stock. This plan authorizes the Company to grant awards to its employees, officers, directors and consultants. At December 31, 2016, there are 7.9 million shares available for grant under the HomeAdvisor (US) stock-based compensation plan.

        The plan was adopted in 2013, has a stated term of ten years, and provides that the exercise price of stock appreciation rights granted will not be less than the fair value of HomeAdvisor (US)'s common stock on the grant date. The plan does not specify grant dates or vesting schedules of awards as those determinations have been delegated to the Compensation and Human Resources Committee of IAC's Board of Directors (the "Committee"). Each award agreement reflects the vesting schedule for that particular grant as determined by the Committee. Broad-based stock appreciation rights issued to date have generally vested in four equal annual installments over a four-year period.

        The amount of stock-based compensation expense recognized in the combined statement of operations is reduced by estimated forfeitures, as the expense recorded is based on awards that are ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate. At December 31, 2016, there is $16.1 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.5 years.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—STOCK-BASED COMPENSATION (Continued)

        The stock appreciation rights related to shares of HomeAdvisor (US) common stock are settleable for shares of IAC common stock having a value equal to the difference between the exercise price and the fair market value of a share of HomeAdvisor (US) common stock at the time of exercise. Upon completion of the Merger, the number of shares underlying the stock appreciation rights and exercise prices of the stock appreciation rights related to shares of HomeAdvisor (US) common stock will be adjusted and will provide that the awards are exercisable for shares of ANGI Homeservices Inc. Class A common stock.

        The total income tax benefit (provision) recognized in the accompanying combined statement of operations for the years ended December 31, 2016, 2015 and 2014 related to stock-based compensation is $3.4 million, $3.0 million and $(0.1) million, respectively.

Stock appreciation rights

        Stock appreciation rights outstanding at December 31, 2016 and changes during the year ended December 31, 2016 is as follows:

	December 31, 2016
	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(Shares and intrinsic value in thousands)
Outstanding at January 1, 2016	14,800	$2.89
Granted	2,115	9.86
Exercised	(3,050)	2.75
Forfeited	(35)	9.86
Outstanding at December 31, 2016	13,830	$3.97	5.4	$177,868

Exercisable	8,954	$2.81	4.0	$125,554

        The aggregate intrinsic value in the table above represents the difference between the per share price of HomeAdvisor (US) at the last date of grant and the exercise price, multiplied by the number of in-the-money awards that would have been received by the holders had all award holders exercised their awards on December 31, 2016. This amount changes based on the fair value of HomeAdvisor (US) common stock. The total intrinsic value of awards exercised during the years ended December 31, 2016, 2015 and 2014 is $21.7 million, $0.2 million and $6.8 million, respectively.

        There was no cash received from award exercises as the stock appreciation rights were net settled in IAC's common stock.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—STOCK-BASED COMPENSATION (Continued)

        The following table summarizes the information about stock appreciation rights outstanding and exercisable at December 31, 2016:

	Awards outstanding			Awards exercisable
Range of exercise prices	Outstanding at December 31, 2016	Weighted-average remaining contractual life in years	Weighted- average exercise price	Exercisable at December 31, 2016	Weighted-average remaining contractual life in years	Weighted- average exercise price
	(Shares in thousands)
$0.01 to $3.00	9,400	3.8	$2.75	8,366	3.7	$2.75
$3.01 to $6.00	2,350	8.1	3.63	588	8.1	3.63
$6.01 to $9.00	—	—	—	—	—	—
$9.01 to $12.00	2,080	9.1	9.86	—	—	—

	13,830	5.4	$3.97	8,954	4.0	$2.81

        The fair value of each award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates various assumptions, including expected volatility and expected term. Expected stock price volatilities are estimated based on historical stock price volatilities of peer companies that were used in the preparation of internal valuations used in valuing shares of HomeAdvisor (US). The risk-free interest rates are based on U.S. Treasuries with comparable terms as the awards, in effect at the grant date. Expected term is based upon the mid-point of the first and last windows for exercise. No dividends have been assumed. The following are the weighted average assumptions used in the Black-Scholes option pricing model:

	Years Ended December 31,
	2016	2015	2014
Expected volatility	44%	48%	39%
Risk-free interest rate	0.8%	1.2%	1.1%
Expected term (in years)	3.2	3.7	3.4
Dividend yield	—%	—%	—%

        Approximately 2.1 million, 2.4 million and 1.6 million stock appreciation rights were granted by the Company during the years ended December 31, 2016, 2015 and 2014, respectively. The weighted average fair value of stock appreciation rights granted during the years ended December 31, 2016, 2015 and 2014 are $3.13, $1.34 and $0.82, respectively.

Equity instruments denominated in the shares of certain subsidiaries

        IAC has granted stock appreciation rights and stock options denominated in the equity in certain subsidiaries within the HomeAdvisor Business to employees and management. These equity awards vest over a period of years, which is typically four years. The value of the stock appreciation rights and stock options is tied to the value of the common stock of these subsidiaries. Accordingly, these interests only have value to the extent the relevant business appreciates in value above the initial value utilized to determine the exercise price. These interests can have significant value in the event of significant appreciation. The interests are ultimately settled in IAC common stock with fair value generally determined by negotiation or arbitration, at various dates through 2021. These equity awards are settled on a net basis, with the award holder entitled to receive a payment in shares equal to the intrinsic

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—STOCK-BASED COMPENSATION (Continued)

value of the award at exercise less an amount equal to the required cash tax withholding payment. The expense associated with these equity awards is initially measured at fair value at the grant date and is expensed as stock-based compensation over the vesting term.

IAC denominated stock options

        For each of the years ended December 31, 2016, 2015 and 2014, approximately 0.1 million IAC stock options were granted by IAC, under its equity incentive plans, to employees of the HomeAdvisor Business. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option-pricing model. IAC stock options are granted with exercise prices at least equal to the fair value on the date of grant, vest ratably in annual installments over a four-year period and expire ten years from the date of grant.

IAC denominated restricted stock units ("RSUs")

        Less than 0.1 million IAC RSUs granted by IAC, under it equity incentive plans, to employees of the HomeAdvisor Business were outstanding as of December 31, 2016. There were no IAC RSUs granted to employees of the HomeAdvisor Business during the years ended December 31, 2016, 2015 and 2014. RSUs are awards in the form of phantom shares or units denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each RSU equal to the fair value of IAC common stock at the date of grant. Each RSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. For RSU grants, the expense is measured at the grant date as the fair value of IAC common stock and expensed as stock-based compensation over the vesting term.

NOTE 9—SEGMENT INFORMATION

        The Company has two operating segments, North America and Europe, which are also the Company's reportable segments. Each segment manager reports to the Company's chief operating decision maker. The chief operating decision maker allocates resources and assesses performance at the segment level.

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Revenue:
North America	$461,847	$329,867	$238,186
Europe	37,043	31,334	45,355

Total	$498,890	$361,201	$283,541

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Operating Income (Loss):
North America	$32,464	$2,311	$4,048
Europe	(8,406)	(3,879)	(3,433)

Total	$24,058	$(1,568)	$615

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Adjusted EBITDA(a):
North America	$50,088	$18,184	$17,293
Europe	(5,542)	(1,471)	(840)

Total	$44,546	$16,713	$16,453

	December 31,
	2016	2015
	(In thousands)
Segment Assets(b):
North America	$67,410	$41,674
Europe	46,325	4,945

Total	$113,735	$46,619

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Capital expenditures:
North America	$14,672	$9,933	$5,631
Europe	1,988	237	1,144

Total	$16,660	$10,170	$6,775

(a)
The Company's primary financial measure is Adjusted EBITDA, which is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable. The Company believes this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments, and this measure is one of the primary metrics by which our internal budgets are based and by which management is compensated. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

  corresponds more closely to the cash operating income generated from our business, from which capital investments are made and long-term related party debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to HomeAdvisor's statement of operations of certain expenses.

(b)
Consistent with the Company's primary metric (described in (a) above), the Company excludes, if applicable, goodwill and intangible assets from the measure of segment assets presented above.

        The following table presents revenue disaggregated by service:

	Consumer connection revenue(c)	Membership subscription revenue	Other revenue	Total
	(In thousands)
Years Ended December 31,
2016:
North America	$382,466	$47,992	$31,389	$461,847
Europe	28,124	7,936	983	37,043

Total	$410,590	$55,928	$32,372	$498,890

2015:
North America	$269,309	$27,603	$32,955	$329,867
Europe	23,298	6,921	1,115	31,334

Total	$292,607	$34,524	$34,070	$361,201

2014:
North America	$193,782	$11,485	$32,919	$238,186
Europe	36,021	7,551	1,783	45,355

Total	$229,803	$19,036	$34,702	$283,541

(c)
Fees paid by services professionals for consumer matches.

        Geographic information about revenue and long-lived assets is presented below. Revenue by geography is based on where the customer is located.

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Revenue
United States	$461,372	$329,117	$237,041
All other countries	37,518	32,084	46,500

Total	$498,890	$361,201	$283,541

        The United States is the only country whose revenue is greater than 10 percent of total revenue of the Company for the years ended December 31, 2016 and 2015. The only country, other than the

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

United States, with greater than 10 percent of total revenue of the Company, was France with $30.5 million, for the year ended December 31, 2014.

	December 31,
	2016	2015
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets)
United States	$21,775	$13,419
All other countries	1,870	348

Total	$23,645	$13,767

        The following tables reconcile operating income (loss) for the Company's reportable segments and net earnings (loss) attributable to IAC equity in HomeAdvisor Business to Adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016
	Operating income (loss)	Stock-based compensation	Depreciation	Amortization of intangibles	Adjusted EBITDA
	(In thousands)
North America	$32,464	$7,126	$7,996	$2,502	$50,088
Europe	(8,406)	1,790	423	651	(5,542)

Total	24,058	$8,916	$8,419	$3,153	$44,546

Interest expense—related party	(894)
Other expense, net	(699)

Earnings before income taxes	22,465
Income tax provision	(11,834)

Net earnings	10,631
Net loss attributable to noncontrolling interests	2,497

Net earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$13,128

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2015
	Operating income (loss)	Stock-based compensation	Depreciation	Amortization of intangibles	Adjusted EBITDA
	(In thousands)
North America	$2,311	$6,758	$5,768	$3,347	$18,184
Europe	(3,879)	1,095	825	488	(1,471)

Total	(1,568)	$7,853	$6,593	$3,835	$16,713

Interest expense—related party	(272)
Other expense, net	(398)

Loss before income taxes	(2,238)
Income tax provision	(1,758)

Net loss	(3,996)
Net loss attributable to noncontrolling interests	2,671

Net loss attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$(1,325)

	Year Ended December 31, 2014
	Operating income (loss)	Stock-based compensation	Depreciation	Amortization of intangibles	Adjusted EBITDA
	(In thousands)
North America	$4,048	$(298)	$4,938	$8,605	$17,293
Europe	(3,433)	54	1,582	957	(840)

Total	615	$(244)	$6,520	$9,562	$16,453

Interest expense—related party	(1,112)
Other expense, net	(94)

Loss before income taxes	(591)
Income tax provision	(1,629)

Net loss	(2,220)
Net loss attributable to noncontrolling interests	457

Net loss attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	$(1,763)

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

        The following tables reconcile segment assets to total assets:

	December 31, 2016
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets
	(In thousands)
North America	$67,410	$140,930	$600	$2,454	$211,394
Europe	46,325	30,060	4,284	3,454	84,123

Total	$113,735	$170,990	$4,884	$5,908	$295,517

	December 31, 2015
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets
	(In thousands)
North America	$41,674	$140,930	$600	$4,956	$188,160
Europe	4,945	9,700	—	771	15,416

Total	$46,619	$150,630	$600	$5,727	$203,576

NOTE 10—COMMITMENTS

        The Company leases office space and equipment used in connection with its operations under various operating leases, the majority of which contain escalation clauses.

        Future minimum payments under operating lease agreements are as follows:

Years ending December 31,	(In thousands)
2017	$5,097
2018	5,241
2019	5,253
2020	2,228
2021	1,102
Thereafter	1,610

Total	$20,531

        Expenses charged to operations under these agreements are $4.7 million, $5.8 million and $5.2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        The Company's most significant operating lease is an 8.5 year office lease for HomeAdvisor's headquarters building in Golden, CO and approximates 36% of the future minimum payments due under all operating lease agreements in the table above.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10—COMMITMENTS (Continued)

        The Company also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events as follows:

Amount of commitment expiration per period
Less than 1 Year
(In thousands)
Purchase obligations	$581

Total commercial commitments	$581

        The purchase obligations primarily consist of advertising commitments.

NOTE 11—CONTINGENCIES

        In the ordinary course of business, the Company is a party to various lawsuits. The Company establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Company, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. The Company also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of the Company. See "Note 3—Income Taxes" for additional information related to income tax contingencies.

NOTE 12—RELATED PARTY TRANSACTIONS

Relationship with IAC prior to the Merger

        HomeAdvisor's combined statement of operations includes allocations of general and administrative costs, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support and internal audit functions. These allocations were based on HomeAdvisor revenue as a percentage of IAC's total revenue. Allocated general and administrative costs, inclusive of stock-based compensation expense, were $4.2 million, $2.6 million and $1.6 million, in 2016, 2015 and 2014, respectively, and are included in "General and administrative expense" in the accompanying combined statement of operations. It is not practicable to determine the actual expenses that would have been incurred for these services had HomeAdvisor operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

        The portion of interest income reflected in the combined statement of operations that is intercompany in nature, was $0.3 million and less than $0.1 million for the years ended December 31,

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

2016 and 2015, respectively, and is included in "Interest income (expense), net" in the table below. There was no intercompany interest earned during the year ended December 31, 2014.

        The following table summarizes the components of the net (increase) decrease in IAC's investment in HomeAdvisor for the year ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
	(In thousands)
Cash transfers to IAC related to its centrally managed U.S. treasury management function, acquisitions and cash expenses paid by IAC on behalf of HomeAdvisor, net	$(363)	$8,801	$(4,508)
Taxes	(5,968)	(3,281)	8,237
Interest income (expense), net(a)	278	86	(843)
Allocation of general and administrative expense	(4,247)	(2,598)	(1,586)

Net (increase) decrease in IAC's investment in HomeAdvisor	$(10,300)	$3,008	$1,300

(a)
Interest expense on long-term debt—related party is not included.

Long-term debt—related party

        Long-term debt—related party consists of:

	December 31,
	2016	2015
	(In thousands)
Long-term debt—related party
Promissory note due October 14, 2023	$42,000	$—
Promissory note due August 29, 2018	5,000	5,000
Promissory note due on demand	—	11,350
Other	2,838	—

Total long-term debt—related party	49,838	16,350
Less: Current portion of long-term debt—related party	2,838	11,350

Total long-term debt—related party, net of current portion	$47,000	$5,000

        On October 14, 2016, the Company, through a foreign subsidiary, issued a promissory note due October 14, 2023 in the amount of $42.0 million to a foreign subsidiary of IAC that is not part of HomeAdvisor. The proceeds were used to finance the acquisition of MyHammer and refinance the $11.4 million promissory note described below. The promissory note bears interest at 11% per annum and is payable at maturity.

        On August 29, 2013, the Company, through a foreign subsidiary, issued a promissory note due August 29, 2018 in the amount of $5.0 million to a foreign subsidiary of IAC that is not part of HomeAdvisor. The proceeds were used to repay certain indebtedness. The promissory note bears interest at LIBOR plus 2.00%, or 3.54% at December 31, 2016.

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

        On October 21, 2008, the Company, through a foreign subsidiary, issued a promissory note in the amount of $12.3 million to an IAC foreign subsidiary. In 2008, the Company repaid $0.8 million leaving a balance of $11.4 million outstanding. The outstanding balance was refinanced in full during 2016. The promissory note bore interest at LIBOR plus 1.00%.

        Interest expense related to the long-term debt—related party is included in "Interest expense—related party" in the accompanying combined statement of operations.

Financial instruments measured at fair value only for disclosure purposes

	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)
Current portion of long-term debt—related party	$2,838	$2,776	$11,350	$11,350
Long-term debt—related party, net of current portion	47,000	46,324	5,000	5,000

        The fair value of the Company's long-term debt—related party, including current portion, is based on Level 3 inputs and is estimated by discounting the future cash flows based on current market conditions.

Long-term debt—related party maturities:

(In thousands)
2017	$2,838
2018	5,000
2023	42,000

Total	49,838
Less: Current portion of long-term debt—related party	2,838

Total long term debt—related party, net of current portion	$47,000

Guarantee of IAC Senior Notes and revolving credit facility

        On November 15, 2013 and December 21, 2012, IAC issued 4.875% Senior Notes due November 30, 2018 ("2013 Senior Notes") and 4.75% Senior Notes due December 15, 2022 ("2012 Senior Notes"), respectively. The 2013 and 2012 Senior Notes are unconditionally guaranteed by HomeAdvisor (US) and certain of its wholly-owned domestic subsidiaries. At December 31, 2016, $390.2 million and $38.1 million were outstanding under the 2013 and 2012 Senior Notes, respectively.

        IAC has a $300 million revolving credit facility, which expires on October 7, 2020, and is unconditionally guaranteed by HomeAdvisor (US) and the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and is also secured by the stock of HomeAdvisor (US) and certain other domestic and foreign entities that are part of the HomeAdvisor Business. At December 31, 2016 and 2015, there are no outstanding borrowings under IAC's revolving credit facility.

        The Company has not recorded a liability pursuant to this guarantor obligation because we have not agreed to pay a specific amount through an arrangement with our co-obligors and we do not expect

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

to pay any amount as a result of our guarantee of IAC's Senior Notes and IAC's revolving credit facility. Upon completion of the Merger, HomeAdvisor (US) and certain of its wholly-owned domestic subsidiaries will no longer guarantee any debt of IAC.

Relationship with IAC following the Merger

        We expect to enter into certain agreements with IAC to govern the relationship between ANGI Homeservices Inc. and IAC following the Merger. These agreements will include: a contribution agreement; an investor rights agreement; a tax sharing agreement; a services agreement; an employee matters agreement; and an intercompany note.

NOTE 13—BENEFIT PLANS

        HomeAdvisor employees in the United States are eligible to participate in the IAC Retirement Savings Plan (the "Plan"); the Plan is sponsored by IAC and qualifies under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may contribute up to 50% of their pre-tax earnings. The employer matching contribution is fifty cents for each dollar a participant contributes to the Plan, with a maximum contribution of 3% of a participant's eligible earnings. Employee and employer matching contributions cannot exceed statutory limits. Employer matching contributions to the Plan for the years ended December 31, 2016, 2015 and 2014 are $2.7 million, $1.9 million and $1.3 million, respectively. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Plan. An investment option in the Plan is IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock. The increase in matching contributions in the three-year period ended December 31, 2016 is due primarily to an increase in headcount.

        HomeAdvisor also has or participates in various benefit plans, principally defined contribution plans, for its international employees. The Company's contributions for these plans for the years ended December 31, 2016, 2015 and 2014 are $0.1 million, $0.2 million and $0.1 million, respectively.

NOTE 14—COMBINED FINANCIAL STATEMENT DETAILS

	December 31,
	2016	2015
	(In thousands)
Other current assets:
Prepaid expenses	$6,456	$4,857
Other	2,283	690

Other current assets	$8,739	$5,547

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMBINED FINANCIAL STATEMENT DETAILS (Continued)

	December 31,
	2016	2015
	(In thousands)
Property and equipment, net:
Computer equipment and capitalized software	$27,309	$17,991
Leasehold improvements	6,075	3,119
Furniture and other equipment	3,140	1,674
Projects in progress	5,198	4,262

	41,722	27,046
Accumulated depreciation and amortization	(18,077)	(13,279)

Property and equipment, net	$23,645	$13,767

	December 31,
	2016	2015
	(In thousands)
Other non-current assets:
Deferred tax assets	$15,211	$12,300
Other	11,067	604

Other non-current assets	$26,278	$12,904

	December 31,
	2016	2015
	(In thousands)
Accrued expenses and other current liabilities:
Accrued employee compensation and benefits	$14,379	$11,055
Accrued advertising expense	8,209	9,595
Other	11,850	5,125

Accrued expenses and other current liabilities	$34,438	$25,775

  Supplemental disclosure of cash flow information:

	Years Ended December 31,
	2016	2015	2014
	(In thousands)
Cash paid (received) during the year for:
Interest—related party	$417	$262	$271
Income tax payments, including amounts paid to IAC for HomeAdvisor's share of IAC's consolidated tax liability	8,820	3,424	2,155
Income tax refunds	(263)	(657)	(9)

HOMEADVISOR BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31
	(In thousands)
Year Ended December 31, 2016
Revenue	$111,489	$130,173	$133,560	$123,668
Cost of revenue	5,994	6,745	6,826	6,293
Operating (loss) income	(514)	9,513	8,843	6,216
Net (loss) earnings	(1,244)	5,351	4,468	2,056
Net (loss) earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	(677)	6,010	5,075	2,720
Year Ended December 31, 2015
Revenue	$75,844	$94,150	$99,435	$91,772
Cost of revenue	5,606	5,492	6,104	5,734
Operating (loss) income	(6,025)	28	3,899	530
Net (loss) earnings	(4,735)	110	2,217	(1,588)
Net (loss) earnings attributable to IAC/InterActiveCorp equity in HomeAdvisor Business	(4,125)	771	2,912	(883)

NOTE 16—SUBSEQUENT EVENTS

        On March 24, 2017 and February 8, 2017, the Company acquired MyBuilder Limited and HomeStars Inc., leading home services platforms in the United Kingdom and Canada, respectively.

        In preparing these combined financial statements, management evaluated subsequent events through June 29, 2017, on which date the combined financial statements were available for issue.

Schedule II

HOMEADVISOR BUSINESS

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Charges to earnings		Charges to other accounts		Deductions		Balance at end of period
	(In thousands)
2016
Allowance for doubtful accounts and revenue reserves	$8,171	$17,425	(1)	$(34)		$(16,385	)(2)	$9,177
Deferred tax valuation allowance	12,696	2,384	(3)	(900	)(4)	—		14,180
2015
Allowance for doubtful accounts and revenue reserves	6,861	13,234	(1)	(64)		(11,860	)(2)	8,171
Deferred tax valuation allowance	11,249	2,248	(5)	(801	)(4)	—		12,696
2014
Allowance for doubtful accounts and revenue reserves	4,790	10,862	(1)	(489)		(8,302	)(2)	6,861
Deferred tax valuation allowance	4,962	7,949	(6)	(1,662	)(4)	—		11,249

(1)
Additions to the allowance for doubtful accounts are charged to expense.

(2)
Write off of fully reserved accounts receivable. The Company writes off accounts receivable when they are deemed uncollectible, primarily once 180 days past due.

(3)
Amount is primarily related to federal and foreign net operating losses.

(4)
Amount is related to currency translation adjustments on foreign net operating losses.

(5)
Amount is primarily related to foreign and federal net operating losses.

(6)
Amount is primarily related to foreign net operating losses.

ANNEX A—GLOSSARY OF CERTAIN DEFINED TERMS

        For purposes of this proxy statement/prospectus, unless the context otherwise requires, references to the following terms will have the meanings set forth below.

  •
  "$" or "dollars" refers to United States dollars.

  •
  "Ancillary Agreements" refers to the Contribution Agreement, the Investor Rights Agreement, the Tax Sharing Agreement, the Employee Matters Agreement, the Services Agreement and the Intercompany Note. Summaries of the Ancillary Agreements are included in the section entitled "Ancillary Agreements."

  •
  "ANGI-Designated Directors" refers to the two directors selected by Angie's List from the Angie's List board of directors to serve on the ANGI Homeservices board of directors following the Closing in accordance with the Investor Rights Agreement, and any replacements of either of them designated pursuant to the Investor Rights Agreement. The ANGI-Designated Directors will be Angela R. Hicks Bowman and Thomas R. Evans, if they continue to be able and willing to serve.

  •
  "ANGI Homeservices" refers to ANGI Homeservices Inc., a Delaware corporation (formerly known as Halo TopCo, Inc.).

  •
  "ANGI Homeservices common stock" refers collectively to the Class A shares and the Class B shares.

  •
  "Angie's List" refers to Angie's List, Inc., a Delaware corporation.

  •
  "Angie's List common stock" refers to Angie's List common stock, par value $0.001 per share.

  •
  "Cash Consideration" refers to $8.50 in cash, without interest, payable in the Merger in respect of each share of Angie's List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, but subject to the proration provisions described in this proxy statement/prospectus.

  •
  "Class A shares" refers to shares of Class A common stock of ANGI Homeservices.

  •
  "Class B common stock" refers to Class B common stock, par value $0.001 per share, of ANGI Homeservices.

  •
  "Class B shares" refers to shares of Class B common stock of ANGI Homeservices.

  •
  "Closing" refers to the closing of the Merger.

  •
  "Closing Date" refers to the date on which the Closing actually occurs.

  •
  "Code" refers to the U.S. Internal Revenue Code of 1986, as amended.

  •
  "Contribution" refers to IAC's contribution of the HomeAdvisor Business, along with cash sufficient to fund the aggregate Cash Consideration, if any, to ANGI Homeservices in exchange for Class B shares, in each case in accordance with the Contribution Agreement.

  •
  "Contribution Agreement" refers to the contribution agreement between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the Contribution Agreement is included in the section entitled "Ancillary Agreements—Contribution Agreement."

  •
  "DGCL" refers to the Delaware General Corporation Law.

  •
  "Effective Time" refers to the time at which the Merger is deemed effective under Delaware law.

  •
  "Employee Matters Agreement" refers to the employee matters agreement between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the Employee Matters Agreement is included in the section entitled "Ancillary Agreements—Employee Matters Agreement."

  •
  "Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

  •
  "GAAP" refers to generally accepted accounting principles in the United States.

  •
  "HomeAdvisor Business" refers to the business and operations that comprise the "HomeAdvisor" segment of IAC as described in IAC's Annual Report on Form 10-K for the period ended December 31, 2016 and as operated and conducted since December 31, 2016, including entities or businesses acquired since such date (which include MyBuilder Limited and HomeStars Inc.), and which businesses consist of home services digital marketplaces operated in the United States, Canada, France, Germany, Italy, the Netherlands and the United Kingdom.

  •
  "HomeAdvisor Entities" refers collectively to ANGI Homeservices, HomeAdvisor (US), HomeAdvisor (International), each of their respective subsidiaries and each other entity that is a direct or indirect subsidiary of ANGI Homeservices as of the Effective Time, other than Angie's List and its subsidiaries.

  •
  "HomeAdvisor (International)" refers to HomeAdvisor International, LLC, a Delaware limited liability company and (prior to the Merger) a wholly owned subsidiary of IAC.

  •
  "HomeAdvisor (US)" refers to HomeAdvisor, Inc., a Delaware corporation and (prior to the Merger) a wholly owned subsidiary of IAC.

  •
  "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  •
  "IAC" refers to IAC/InterActiveCorp, a Delaware corporation.

  •
  "IAC Share Issuance" refers to the issuance by ANGI Homeservices to IAC of Class B shares in exchange for the Contribution pursuant to the Contribution Agreement.

  •
  "Intercompany Note" refers collectively to one or more intercompany notes between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the form of Intercompany Note is included in the section entitled "Ancillary Agreements—Intercompany Note."

  •
  "Investor Rights Agreement" refers to the investor rights agreement between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the Investor Rights Agreement is included in the section entitled "Ancillary Agreements—Investor Rights Agreement."

  •
  "Merger" refers to the merger of Merger Sub with and into Angie's List pursuant to the Merger Agreement, as further described in the section entitled "The Merger Agreement."

  •
  "Merger Agreement" refers to the Agreement and Plan of Merger by and among Angie's List, IAC, Merger Sub and ANGI Homeservices, dated as of May 1, 2017, as it may be amended from time to time. A summary of the Merger Agreement is included in the section entitled "The Merger Agreement."

  •
  "Merger Consideration" refers to the Share Consideration and the Cash Consideration.

  •
  "Merger Sub" refers to Casa Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of ANGI Homeservices.

  •
  "NASDAQ" refers to the NASDAQ Stock Market.

  •
  "SEC" refers to the U.S. Securities and Exchange Commission.

  •
  "Securities Act" refers to the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

  •
  "Services Agreement" refers to the services agreement between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the Services Agreement is included in the section entitled "Ancillary Agreements—Services Agreement."

  •
  "Share Consideration" refers to one Class A share of ANGI Homeservices, to be exchanged in the Merger for each share of Angie's List common stock with respect to which an election to receive the share consideration in the Merger is properly made and not revoked or lost, or is otherwise deemed to have been made, as further described in this proxy statement/prospectus.

  •
  "Tax Sharing Agreement" refers to the tax sharing agreement between IAC and ANGI Homeservices, the form of which is an exhibit to the Merger Agreement, and which will be entered into at or prior to the Closing. A summary of the Tax Sharing Agreement is included in the section entitled "Ancillary Agreements—Tax Sharing Agreement."

  •
  "Transactions" refers collectively to the Merger, the Contribution, the IAC Share Issuance, and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements.

Annex B

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
ANGIE'S LIST, INC.,
IAC/INTERACTIVECORP,
HALO TOPCO, INC.
and
CASA MERGER SUB, INC.
Dated as of May 1, 2017

B-ii

EXHIBITS
Exhibit A	Surviving Company Charter
Exhibit B	Surviving Company Bylaws
Exhibit C	NewCo Charter
Exhibit D	NewCo Bylaws
Exhibit E	Investor Rights Agreement
Exhibit F	Contribution Agreement
Exhibit G	Employee Matters Agreement
Exhibit H	Intercompany Note
Exhibit I	Services Agreement
Exhibit J	Tax Sharing Agreement

B-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 1, 2017, is by and among Angie's List, Inc., a Delaware corporation (the "Company"), IAC/InterActiveCorp, a Delaware corporation ("IAC"), Halo TopCo, Inc., a Delaware corporation and wholly owned Subsidiary of IAC ("NewCo"), and Casa Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of NewCo ("Merger Sub").

WITNESSETH:

        WHEREAS, the parties intend, through a series of transactions, to combine the Company with IAC's HomeAdvisor Business (as defined herein) into NewCo, and to list the shares of Class A common stock, par value $0.001 per share, of NewCo (the "NewCo Class A Common Stock"), received by the stockholders of the Company in the Merger (as defined below) on the NASDAQ Stock Market (the "NASDAQ");

        WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly owned Subsidiary of NewCo;

        WHEREAS, the parties further intend that IAC shall, subject to and in accordance with the terms and conditions of the Contribution Agreement (as defined herein), prior to the Merger, contribute certain assets, including cash, to NewCo (the "Contribution", which Contribution shall (except as provided in the Contribution Agreement) result in NewCo's indirect sole ownership of the HomeAdvisor Business), and, in exchange therefor, NewCo shall issue to IAC a number of shares of Class B common stock, par value $0.001 per share, of NewCo (the "NewCo Class B Common Stock", and together with the NewCo Class A Common Stock, the "NewCo Common Stock"), equal to the IAC Share Issuance Number (as defined herein) (the "IAC Share Issuance");

        WHEREAS, the Board of Directors of the Company (the "Company Board of Directors") has (i) unanimously determined that it is in the best interests of its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements (as defined herein), including the Merger, and (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

        WHEREAS, the Board of Directors of IAC (the "IAC Board of Directors") has (i) unanimously determined that it is in the best interests of IAC and its stockholders, and declared it advisable, to enter into this Agreement and the Ancillary Agreements, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, including the Contribution;

        WHEREAS, the Board of Directors of NewCo has (i) unanimously determined that it is in the best interests of NewCo and its sole stockholder, and declared it advisable, to enter in this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, including the issuance of shares of NewCo Class A Common Stock in the Merger and shares of NewCo Class B Common Stock in the IAC Share Issuance;

        WHEREAS, the Board of Directors of Merger Sub has (i) unanimously determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter in this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and to submit this Agreement to such stockholder for adoption, and NewCo, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, including the Merger, and adopted this Agreement;

        WHEREAS, for U.S. federal income tax purposes, it is intended that (i) either (A) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") or (B) the Merger, the Contribution and the IAC Share Issuance, taken together, will qualify as an exchange described in Section 351(a) of the Code, (ii) the Contribution and the IAC Share Issuance, taken together, will qualify as an exchange described in Section 351(a) of the Code, and (iii) this Agreement be a "plan of reorganization" for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the Company, IAC, NewCo and Merger Sub desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company, IAC, NewCo and Merger Sub agree as follows:

ARTICLE I

THE CONTRIBUTION AND THE MERGER

        Section 1.1    The Contribution.     On the Closing Date but prior to the Effective Time and subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing), IAC shall cause to be effected the Contribution and the IAC Share Issuance, and immediately after the IAC Share Issuance, IAC shall hold a number of shares of NewCo Class B Common Stock equal to the IAC Class B Share Number, all in accordance with Section 5.18 of this Agreement and the terms and subject to the conditions of the Contribution Agreement. Each of the Company and IAC shall cooperate with each other, and shall cause their respective Affiliates to so cooperate, such that the Contribution shall be effected on the Closing Date, prior to the Effective Time.

        Section 1.2    The Merger.     At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving company in the Merger (the "Surviving Company") and a wholly owned Subsidiary of NewCo.
        Section 1.3    Closing.     The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at (a) 5:00 p.m., New York City time, on September 29, 2017 if all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived (to the extent permitted by applicable Law) at such time, (b) if such conditions have not been satisfied or waived by 5:00 p.m., New York City time, on September 29, 2017, at 9:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (c) at such other place, date and time as the Company and IAC may agree in writing. The date on which the Closing actually occurs is referred to as the "Closing Date."

        Section 1.4    Effective Time.     Concurrently with the Closing, the Company and Merger Sub shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the "Effective Time").

        Section 1.5    Effects of the Merger.     The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL.

        Section 1.6    Governance of the Surviving Company.

          (a)   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated, subject to Section 5.8, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

          (b)   At the Effective Time, the bylaws of the Surviving Company shall be amended and restated to read in their entirety as set forth in Exhibit B, and as so amended and restated, subject to Section 5.8, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

          (c)   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

          (d)   The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

        Section 1.7    Governance of NewCo.

          (a)   IAC shall cause NewCo to take all necessary corporate action to, at or prior to the Effective Time, cause the certificate of incorporation of NewCo to be amended and restated to read in its entirety as set forth in Exhibit C, and as so amended and restated, shall be the certificate of incorporation of NewCo until thereafter amended in accordance with the provisions thereof and applicable Law. In accordance with the amended and restated certificate of incorporation, as of the Effective Time, NewCo shall be named ANGI Homeservices Inc.

          (b)   IAC shall cause NewCo to take all necessary corporate action to, at or prior to the Effective Time, cause the bylaws of NewCo to be amended and restated to read in their entirety as set forth in Exhibit D, and as so amended and restated, shall be the bylaws of NewCo until thereafter amended in accordance with the provisions thereof and applicable Law.

          (c)   IAC shall cause NewCo to take all necessary corporate action to cause the number of the directors constituting the Board of Directors of NewCo to be set at ten (10) directors and for the identities of those directors to be as follows (in each case, effective as of, and conditioned upon the occurrence of the Effective Time and subject to such individuals' ability and willingness to serve): six (6) members designated by IAC; Thomas R. Evans and Angie R. Hicks Bowman (provided that if either such individual becomes unable or unwilling to serve, his or her replacement shall be designated pursuant to the terms of Section 4.3 of the Investor Rights Agreement); and two (2) directors designated by IAC and who shall qualify as "independent" pursuant to the rules and regulations of the NASDAQ and Rule 10A-3 of the Exchange Act.

          (d)   IAC shall cause NewCo to take all necessary corporate action to cause the current Chief Executive Officer of IAC (the "IAC CEO") to be appointed as the Chairman of the Board of NewCo and cause the current Chief Executive Officer of HomeAdvisor, Inc. ("HomeAdvisor CEO") to be appointed as the Chief Executive Officer of NewCo, in each case, effective as of, and conditioned upon the occurrence of the Effective Time, and subject to such individuals' ability and willingness to serve. In the event that the IAC CEO is unwilling or unable to serve as the Chairman of the Board of Directors of NewCo as of the Effective Time, IAC shall designate an alternate Chairman of the Board of Directors of NewCo, who shall be appointed by NewCo in accordance with its amended and restated certificate of incorporation and amended and restated bylaws as in effect as of the Effective Time. In the event that the HomeAdvisor CEO is unwilling or unable to serve as the Chief Executive Officer of NewCo as of the Effective Time, IAC shall designate an alternate Chief Executive Officer of NewCo, who shall be appointed by NewCo in accordance with the amended and restated certificate of incorporation and amended and restated bylaws of NewCo as in effect as of the Effective Time.

          (e)   At the Effective Time, IAC shall enter into, and shall cause NewCo to enter into, the Investor Rights Agreement in the form set forth on Exhibit E (or as amended pursuant to Section 5.18(b) below).

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

        Section 2.1    Effect on Capital Stock.

          (a)   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, IAC, NewCo or Merger Sub or the holder of any shares or securities of the Company, IAC, NewCo or Merger Sub:

              (i)  Conversion of Merger Sub Common Stock.    Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Surviving Company.

             (ii)  Cancellation of Certain Stock.    Each share of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the "Cancelled Shares"), and no consideration shall be delivered in exchange therefor or in respect thereof.

            (iii)  Conversion of Company Common Stock.    Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, shall at the Effective Time be converted automatically into and shall thereafter represent the right to receive either (A) in the case of a share of Company Common Stock with respect to which an election to receive a share of NewCo Class A Common Stock (a "Share Election") has been properly made and not revoked or lost pursuant to Section 2.7 (each, a "Share Electing Share"), one (1) (the "Exchange Ratio") share of NewCo Class A Common Stock (the "Share Consideration"), or (B) in the case of a share of Company Common Stock with respect to which an election to receive cash (a "Cash Election") has been properly made and not revoked or lost pursuant to Section 2.7 (each, a "Cash Electing Share), $8.50 in cash (the "Per Share Cash Amount" and, together with the Share Consideration, the "Per Share Merger Consideration"), without interest (the "Cash Consideration") ((A) and (B) together with the cash in lieu of fractional shares of NewCo Class A Common Stock as specified below, the "Merger Consideration"), in each case subject to Section 2.8. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form ("Book-Entry Shares") and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a "Certificate") shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.3(d).

          (b)   Dissenting Shares.    No right to fair value or appraisal or similar rights shall be available to holders of Company Common Stock with respect to the Merger or the other transactions contemplated hereby or by the Ancillary Agreements.

          (c)   Certain Adjustments.    If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or NewCo Class A Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio and the Per Share Cash Amount shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided, further, that nothing in this Section 2.1(c) shall prohibit any action by IAC, NewCo or any of their respective Subsidiaries to be taken pursuant to the Ancillary Agreements.

          (d)   No Fractional Shares.    No fractional shares of NewCo Class A Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NewCo. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of NewCo Class A Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of NewCo Class A Common Stock that would otherwise be issued.

        Section 2.2    Appointment of Exchange Agent.     Prior to Effective Time, IAC shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for NewCo, the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent's responsibilities with respect thereto.

        Section 2.3    Exchange of Shares.

          (a)    Deposit of Merger Consideration.    Prior to the Effective Time, IAC shall deposit or cause NewCo to deposit with the Exchange Agent evidence of NewCo Class A Common Stock in book-entry form (and/or certificates representing such NewCo Class A Common Stock, at IAC's election) representing the number of shares of NewCo Class A Common Stock issuable pursuant to Section 2.1(a)(i) and cash in immediately available funds in an amount sufficient to deliver the aggregate Merger Consideration (excluding any cash to be paid in lieu of fractional shares pursuant to Section 2.1(d)) (such cash and shares, together with any dividends or distributions with respect thereto, the "Exchange Fund").

          (b)    Exchange Procedures.    As soon as reasonably practicable after the Effective Time and in any event within ten (10) Business Days following the Closing Date, NewCo shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Exchange Agent and shall be in such form and have such other provisions as IAC and the Company may reasonably agree upon prior to the Effective Time) (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

          (c)    Surrender of Certificates or Book-Entry Shares.    Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with either a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, as promptly as practicable, but in no event later than five (5) Business Days, following the later to occur of (i) the Effective Time or (ii) the Exchange Agent's receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of NewCo Class A Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

          (d)    Treatment of Unexchanged Shares.    No dividends or other distributions, if any, with a record date after the Effective Time with respect to NewCo Class A Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of NewCo Class A Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.3. After the surrender in accordance with this Section 2.3 of a share of Company Common Stock to be converted into shares of NewCo Class A Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of NewCo Class A Common Stock represented by such share of Company Common Stock.

          (e)    No Further Ownership Rights in Company Common Stock.    The shares of NewCo Class A Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.3(c) (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, NewCo or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

          (f)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by IAC; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, IAC shall promptly provide or cause to be provided additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to NewCo, upon demand.

          (g)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to NewCo, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to NewCo or the Surviving Company (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

          (h)    No Liability.    None of IAC, NewCo, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or any dividends or distributions to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or any such dividends or distributions would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

          (i)    Withholding Rights.    Each of the Surviving Company, NewCo and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article II such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld and timely remitted to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

          (j)    Lost Certificates.    If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by NewCo or the Exchange Agent, the posting by such person of a bond in such amount as NewCo or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(g), NewCo) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

        Section 2.4    Company Equity Awards.

          (a)    Company Options.    Each option to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time (each, a "Company Option") shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option (each, a "NewCo Option") to purchase (i) that number of shares of NewCo Class A Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (A) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Except as set forth in this Section 2.4(a), each NewCo Option converted and assumed pursuant to this Section 2.4(a) shall be subject to the same terms and conditions (including vesting) as applied to the corresponding Company Option immediately prior to the Effective Time; provided, however, that, following the Effective Time, any NewCo Option corresponding to a Company Option that was subject to performance-based vesting criteria shall continue to be subject to the existing performance periods and the applicable performance goals will be adjusted based on the Exchange Ratio.

          (b)    Company RSU Awards.    Each award of restricted stock units that corresponds to shares of Company Common Stock (each, a "Company RSU Award") that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a NewCo restricted stock unit award (each, a "NewCo RSU Award") with respect to a number of shares of NewCo Class A Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by the Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock underlying any June 2016 PBRSU Award shall be determined assuming satisfaction of the "Adjusted EBITDA" goal and satisfaction of the "Cumulative Total Revenue Goal" (each, as set forth in the applicable award agreement) at the target performance level. Except as set forth in this Section 2.4(b), each NewCo RSU Award assumed and converted pursuant to this Section 2.4(b) shall be subject to the same terms and conditions (including vesting) as applied to the corresponding Company RSU Award immediately prior to the Effective Time; provided, however, that, following the Effective Time, (i) the June 2016 PBRSU Awards shall vest solely on the basis of service following the Effective Time, and (ii) the CEO PBRSU Award shall continue to be subject to the existing performance periods and the applicable performance goals will be adjusted based on the Exchange Ratio.

          (c)    Company Actions.    Prior to the Effective Time, the Company Board of Directors and/or an appropriate committee thereof shall adopt resolutions providing for, and take all other actions necessary to effectuate, the treatment of the Company Options and Company RSUs (collectively, the "Company Equity Awards") as contemplated by this Section 2.4(c).

          (d)    Awards Assumed by NewCo.    At the Effective Time, NewCo shall assume all the obligations of the Company under the Company Equity Plans, each NewCo Option and NewCo RSU Award, and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under each Company Equity Plan shall be adjusted to reflect shares of NewCo Class A Common Stock in accordance with the provisions of the applicable Company Equity Plan.

          (e)    SEC Filing.    No later than fifteen (15) Business Days after the Effective Time, NewCo shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) relating to the shares of NewCo Class A Common Stock issuable with respect to each NewCo Option and each NewCo RSU Award assumed and converted by NewCo in accordance with this Section 2.4.

        Section 2.5    Company ESPP.     As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (a) with respect to the offering period commencing on May 1st (the "Company ESPP Offering Period"), (i) no employee who is not enrolled in the Company ESPP on the date of this Agreement may participate in the Company ESPP and (ii) no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of this Agreement for such Company ESPP Offering Period; (b) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time; (c) if the Company ESPP Offering Period is scheduled to end prior to the date that is five (5) Business Days prior to the Closing, then following the purchase of Company Common Stock pursuant to the Company ESPP Offering Period, the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the Effective Time; and (d) if the Company ESPP Offering Period has not ended as of the fifth (5th) Business Day prior to the Effective Time, then on such day, any then-outstanding rights under the Company ESPP shall be exercised.

        Section 2.6    Further Assurances.     If at any time before or after the Effective Time, IAC or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then IAC, NewCo, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

        Section 2.7    Election Procedures.     Each holder of record of shares of Company Common Stock (other than any Cancelled Shares and any shares of Company Common Stock held by any of the Company's Subsidiaries) (each, a "Holder") shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the procedures set forth in this Section 2.7.

          (a)   Each Holder may specify in a request made in accordance with the provisions of this Section 2.7 (an "Election") (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Share Election, (ii) the number of such shares of Company Common Stock with respect to which such Holder desires to make a Cash Election and (iii) the particular shares for which the Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.8. Any share of Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Form of Election on or before the Election Deadline shall be deemed to be Share Electing Shares.

          (b)   The Company shall prepare a form reasonably acceptable to IAC (the "Form of Election"), which shall be mailed by the Company to Holders so as to permit such Holders to exercise their right to make an Election prior to the Election Deadline.

          (c)   The Company shall mail or cause to be mailed or delivered, as applicable, the Form of Election to Holders as of the record date for the Company Stockholders' Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline. The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become Holders during the period following the record date for the Company Special Meeting and prior to the Election Deadline.

          (d)   Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by (i) the Certificates, if any, to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company, and (ii) in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. As used herein, "Election Deadline" means 5:00 p.m. Eastern time on the Business Day immediately prior to the date of the Company Stockholders' Meeting, unless otherwise agreed in writing in advance by the Company and IAC, in which event the Company shall reasonably promptly announce such rescheduled Election Deadline.

          (e)   Any Holder may, at any time prior to the Election Deadline, change or revoke such Holder's Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Holder's Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of shares of Company Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or IAC that this Agreement has been terminated in accordance with Article VII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any share of Company Common Stock (none of the Company, IAC, NewCo, Merger Sub or the Exchange Agent being under any duty to notify any Company stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Share Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

          (f)    The Company and IAC, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement and the DGCL, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.8.

        Section 2.8    Proration.

          (a)   Notwithstanding any other provision contained in this Agreement, in no event shall the number of shares of Company Common Stock converted into the right to receive the Cash Consideration exceed the number of shares (rounded to the nearest whole number) equal to the result obtained by dividing $130,000,000 by the Per Share Cash Amount (such number of shares, the "Cash Cap Number").

          (b)   If the aggregate number of Cash Electing Shares (such number, the "Cash Election Number") is less than or equal to the Cash Cap Number, then (i) all Cash Electing Shares shall be converted into the right to receive the Cash Consideration and (ii) all Share Electing Shares shall be converted into the right to receive the Share Consideration.

          (c)   If the Cash Election Number exceeds the Cash Cap Number, then (i) all Share Electing Shares shall be converted into the right to receive the Share Consideration and (ii) the number of Cash Electing Shares of each holder of shares of Company Common Stock that shall be converted into the right to receive the Cash Consideration shall be equal to the product obtained by multiplying (A) the number of Cash Electing Shares of such holder by (B) a fraction, the numerator of which is the Cash Cap Number and the denominator of which is the Cash Election Number, rounded to the nearest whole share of Company Common Stock, with the remaining number of such holder's Cash Electing Shares each being converted into the right to receive the Share Consideration.

        Section 2.9    Determination of IAC Class B Share Number.

          (a)   The Company shall take all such action as is necessary to ensure that no Company Options may be exercised from 5:00 p.m., Eastern time, on the third (3rd) Business Day prior to the Closing Date through the Effective Time. IAC shall take all such action as is necessary to ensure that no HomeAdvisor SARS may be exercised from 5:00 p.m., Eastern time, on the third (3rd) Business Day prior to the Closing Date through the Effective Time.

          (b)   On (but prior to 7:00 p.m., Eastern time, on) the second (2nd) Business Day prior to the anticipated Closing Date:

              (i)  the Company shall deliver to IAC a certificate, executed on its behalf by the Chief Financial Officer of the Company, setting forth the ANGI Outstanding Share Number, and attaching a schedule setting forth, as of 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the anticipated Closing Date (the "Equity Measurement Time"), (A) with respect to each Company Option, the number of shares of Company Common Stock issuable upon the exercise of such Company Option and the exercise price per share of such Company Option, and (B) with respect to each Company RSU, the number of shares of Company Common Stock covered by such Company RSU (in the case of June 2016 PBRSU Awards, determined in accordance with Section 2.4 of this Agreement) and identifying each Company RSU Award that is scheduled to vest between the Equity Measurement Time and the anticipated Effective Time; and

             (ii)  IAC shall deliver to the Company a certificate, executed on its behalf by the Chief Financial Officer of IAC, setting forth the IAC Owned Shares Number and attaching a schedule setting forth, as of the Equity Measurement Time, with respect to each HomeAdvisor SAR, the number of HomeAdvisor Shares covered by such HomeAdvisor SAR and the exercise price per share of such HomeAdvisor SAR, the portion of such HomeAdvisor SAR that is vested or unvested as of the Equity Measurement Time and the portion of each HomeAdvisor SAR that is scheduled to vest between the Equity Measurement Time and the anticipated Effective Time.

          (c)   The information set forth in the certificates and schedules contemplated by paragraph (b) above shall be used to make the calculations contemplated by paragraph (d) below; provided, that, in the event IAC or the Company shall dispute any information set forth in the certificate delivered to it by the other party or the schedule enclosed therewith, IAC and the Company shall in good faith resolve such dispute, and the information set forth in such certificates and schedules, as modified (if applicable) to reflect any such resolved dispute(s), shall be used to make such calculations.

          (d)   The Company will instruct the Exchange Agent to provide the Company with the aggregate number of Cash Electing Shares immediately following the Election Deadline on the Business Day prior to the anticipated Closing Date (the "Initial Calculation Date"). As soon as possible following the receipt of such information from the Exchange Agent, the Company shall deliver to IAC a certificate, executed on its behalf by the Chief Financial Officer of the Company, setting forth the aggregate number of Cash Electing Shares. Promptly following receipt of such certificate, IAC shall calculate and shall deliver to the Company a certificate executed on its behalf by the Chief Financial Officer of IAC setting forth the calculation of the ANGI Market Price, the ANGI RSU Number, the Aggregate ANGI Option Spread, the IAC Owned Shares Number, the Allocated HomeAdvisor SAR Spread and the IAC Class B Share Number. Absent manifest error, the IAC Class B Share Number set forth in the certificate contemplated by this Section 2.9(d) shall be the conclusive determination of the IAC Class B Share Number for purposes of the IAC Share Issuance.

        Section 2.10    Post-Closing Adjustment of IAC Class B Share Number.

          (a)   Within two (2) Business Days after the date that is the first (1st) anniversary of the Closing Date, NewCo shall deliver to IAC a certificate, executed on its behalf by the Chief Financial Officer of NewCo, setting forth the Actual Forfeited Shares Number and its calculation of the Adjusted IAC Class B Share Number and the Class B Adjustment Number and shall include a schedule supporting the calculation of the Actual Forfeited Shares Number, the Adjusted IAC Class B Share Number and the Class B Adjustment Number. The calculations of the Actual Forfeited Shares Number, the Adjusted IAC Class B Share Number and the Class B Adjustment Number shall have been reviewed by the Audit Committee of the Board of Directors of NewCo.

          (b)   Within three (3) Business Days after delivery of the certificate to IAC by NewCo as set forth in Section 2.10(a) (the date of delivery, the "Delivery Date"), (i) if the Class B Adjustment Number is a positive number, NewCo shall take all necessary action to issue to IAC a number of shares of NewCo Class B Common Stock equal to the Class B Adjustment Number and to have such issuance duly recorded in the transfer books of NewCo (which shares, upon issuance, shall be fully paid, non-assessable and free and clear of all Liens), and (ii) if the Class B Adjustment Number is a negative number, the absolute value of such number of shares of NewCo Class B Common Stock held by IAC shall be cancelled and returned to NewCo to be held in treasury, and NewCo shall take all necessary action to have such cancellation duly recorded in the transfer books of NewCo. If the Class B Adjustment Number is zero, NewCo shall have no obligation to issue any additional shares of NewCo Class B Common Stock to IAC in respect of the previous sentence. For the avoidance of doubt, IAC shall not be required to make any payment to NewCo in connection with any issuance by NewCo to IAC of shares of NewCo Class B Common Stock equal to the Class B Adjustment Number if such number is positive and NewCo shall not be required to make any payment to IAC in connection with any cancellation of shares of NewCo Class B Common Stock equal to the absolute value of the Class B Adjustment Number if such number is negative. Except to the extent otherwise required by applicable Law or pursuant to a Final Determination (as defined in the Tax Sharing Agreement), the parties hereto agree to treat, and to cause their respective Affiliates to treat, the issuance or cancellation by NewCo of shares of

  NewCo Class B Common Stock, if any, pursuant to this Section 2.10(b) as an adjustment to the number of shares of NewCo Class B Common Stock issued pursuant to the IAC Share Issuance.

          (c)   In the event IAC shall dispute any information set forth in the certificate delivered to it by NewCo or the schedule enclosed therewith pursuant to Section 2.10(a), IAC and the Audit Committee of the NewCo Board of Directors shall in good faith resolve such dispute, and the information set forth in such certificates and schedules, as modified (if applicable) to reflect any such resolved dispute(s), shall be used to make such calculations.

          (d)   If, between the Closing Date and the Delivery Date, the outstanding shares of NewCo Class B Common Stock or NewCo Class A Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Additional Class B Issuance Number (and each of the share amounts that are necessary to calculate the Additional Class B Issuance Number) shall be equitably adjusted, without duplication, to proportionally reflect such change.

        Section 2.11    Certain Definitions.     As used in this Agreement:

          (a)   "ANGI Market Price" means the average, rounded to four decimal places, of the average of the daily dollar-volume-weighted average price for Company Common Stock on the NASDAQ, as reported by Bloomberg, L.P. through its "ANGI Equity AQR" function (or if such function or service ceases to exist, any substitute function or service mutually agreed between the Company and IAC) for each of the ten (10) NASDAQ trading days immediately preceding the anticipated Closing Date.

          (b)   "Cashed Out ANGI Shares Number" means the lesser of (a) the aggregate number of Cash Electing Shares and (b) the Cash Cap Number.

          (c)   "Cash Blend Allocation Ratio" means a fraction (a) the numerator of which is the Cashed Out ANGI Shares Number and (b) the denominator of which is the ANGI Outstanding Share Number.

          (d)   "Actual Forfeited Shares Number" means the sum of (a) the number of shares of NewCo Common Stock underlying NewCo RSU Awards assumed pursuant to Section 2.4(b) that are forfeited during the period commencing on the Closing and ending on the first anniversary of the Closing Date, plus (b) the quotient of (i) the product of (A) the number of shares of NewCo Common Stock underlying NewCo Options assumed pursuant to Section 2.4(a) that are forfeited during the period commencing on the Closing and ending on the first anniversary of the Closing Date and that have an exercise price less than the ANGI Market Price, multiplied by (B) the excess of the ANGI Market Price over the weighted average exercise price of all such forfeited NewCo Options, divided by (ii) the ANGI Market Price. For purposes of clause (a), the number of shares of NewCo Common Stock underlying forfeited NewCo RSU Awards that are subject to performance-based vesting conditions shall be determined based on, in the case of the June 2016 PBRSU Awards, target performance, and in the case of the CEO PBRSU Awards, assuming all performance goals are satisfied. For purposes of clause (A), the number of shares of NewCo Common Stock underlying forfeited NewCo Options that are subject to performance-based vesting conditions shall be determined assuming all performance goals are satisfied.

          (e)   "Assumed Forfeited Shares Number" means 2,300,000.

          (f)    "Unaffected ANGI Price" means (a) the ANGI Market Price, if the ANGI Market Price equals or exceeds the Per Share Cash Amount, or (b) otherwise, (i) the ANGI Market Price divided by (one (1) minus the Cash Blend Allocation Ratio), minus (ii) (A) the Per Share Cash

  Amount multiplied by (B) the Cash Blend Allocation Ratio divided by (one (1) minus the Cash Blend Allocation Ratio).

          (g)   "Aggregate ANGI Option Spread" means the sum, for all Company Options outstanding as of the Equity Measurement Time, of the product of (a) the number of shares of Company Common Stock issuable upon the exercise of each such Company Option, and (b) the amount, if any, by which the ANGI Market Price exceeds the exercise price per share of such Company Option.

          (h)   "ANGI RSU Number" means, the aggregate number of shares of Company Common Stock covered by all Company RSU Awards outstanding as of the Equity Measurement Time (in the case of June 2016 PBRSU Awards, determined in accordance with Section 2.4 of this Agreement).

          (i)    "ANGI Net Awards Value" means (a) the Aggregate ANGI Option Spread, plus (b) the product of the ANGI RSU Number multiplied by the ANGI Market Price, minus (c) the product of the Assumed Forfeited Shares Number multiplied by the ANGI Market Price.

          (j)    "ANGI Outstanding Share Number" means the number of shares of Company Common Stock that will be outstanding as of immediately prior to the anticipated Effective Time, excluding any shares of Company Common Stock scheduled to be issued in respect of Company RSU Awards between the Equity Measurement Time and the anticipated Effective Time (and, for the avoidance of doubt, excluding any shares of Company Common Stock held in treasury or held by a Subsidiary of the Company).

          (k)   "HomeAdvisor Allocation of Combined Company Implied Value" means the product, rounded to the nearest whole cent, of (a) the sum of (i) the ANGI Outstanding Share Number multiplied by the Unaffected ANGI Price plus (ii) the product of the ANGI Net Awards Value multiplied by the Unaffected ANGI Price and divided by the ANGI Market Price, multiplied by (b) a fraction, the numerator of which is 0.87 and the denominator of which is 0.13.

          (l)    "HomeAdvisor Share" means a share of common stock, par value $0.01 per share, of HomeAdvisor, Inc., a Delaware corporation.

          (m)  "HomeAdvisor SAR" means a stock appreciation right corresponding to HomeAdvisor Shares granted under the HomeAdvisor 2013 Incentive Plan.

          (n)   "Vested HomeAdvisor SAR" means the portion of an HomeAdvisor SAR that is vested as of the Equity Measurement Time or scheduled to vest between the Equity Measurement Time and the anticipated Effective Time.

          (o)   "Unvested HomeAdvisor SAR" means the portion of an HomeAdvisor SAR that is unvested as of the Equity Measurement Time, excluding the portion of any HomeAdvisor SAR that is scheduled to vest between the Equity Measurement Time and the anticipated Effective Time.

          (p)   "In-the-Money" means an HomeAdvisor SAR having an exercise price per share less than the Implied HomeAdvisor Share Price.

          (q)   "IAC Owned Shares Number" means the number of HomeAdvisor Shares owned by IAC after giving effect to the Contribution (including, for the avoidance of doubt, any HomeAdvisor Shares issued or to be issued to IAC or any of its Subsidiaries in respect of the contribution of HomeAdvisor International LLC to HomeAdvisor, Inc. or in respect of the settlement of Intercompany Accounts pursuant to Section 2.10(a) of the Contribution Agreement).

          (r)   "Implied HomeAdvisor Share Price" means the quotient, rounded to four decimal places, of (a) the sum of (i) the HomeAdvisor Allocation of Combined Company Implied Value, (ii) the aggregate exercise price of the In-the-Money Vested HomeAdvisor SARS and (iii) 50% of the

  aggregate exercise price of the In-the-Money Unvested HomeAdvisor SARs, divided by (b) the sum of (i) the IAC Owned Shares Number, (ii) the aggregate number of HomeAdvisor Shares underlying the In-the-Money Vested HomeAdvisor SARS and (iii) 50% of the aggregate number of HomeAdvisor Shares underlying the In-the-Money Unvested HomeAdvisor SARS (in the case of each of clauses (b)(ii) and (b)(iii), without giving effect to the exercise prices thereof).

          (s)   "HomeAdvisor Vested SAR Spread" means the sum, for all Vested HomeAdvisor SARs, of the product of (a) the number of HomeAdvisor Shares covered by such Vested HomeAdvisor SAR, and (b) the amount, if any, by which the Implied HomeAdvisor Share Price exceeds the exercise price per share of such Vested HomeAdvisor SAR.

          (t)    "HomeAdvisor Unvested SAR Spread" means the sum, for all Unvested HomeAdvisor SARs, of the product of (a) the number of HomeAdvisor Shares covered by such Unvested HomeAdvisor SAR, and (b) the amount, if any, by which the Implied HomeAdvisor Share Price exceeds the exercise price per share of such Unvested HomeAdvisor SAR.

          (u)   "Allocated HomeAdvisor SAR Spread" means the sum of (a) the HomeAdvisor Vested SAR Spread, plus (b) 50% of the HomeAdvisor Unvested SAR Spread.

          (v)   "IAC Class B Share Number" means (a) the quotient, rounded to the nearest whole number, of (i) (A) the HomeAdvisor Allocation of Combined Company Implied Value less (B) the Allocated HomeAdvisor SAR Spread, divided by (ii) the Unaffected ANGI Price, plus (b) the Cashed Out ANGI Shares Number.

          (w)  "Adjusted Class B Share Number" means the result obtained by calculating the IAC Class B Share Number as if such number were being calculated as of the Initial Calculation Date leaving all inputs unchanged from those used to calculate the IAC Class B Share Number with the exception of substituting the Actual Forfeited Shares Number for the Assumed Forfeited Shares Number where the Assumed Forfeited Shares Number was used in making the calculation of the IAC Class B Share Number on the Initial Calculation Date.

          (x)   "Class B Adjustment Number" means the number of shares of NewCo Class B Common Stock equal to the Adjusted IAC Class B Share Number minus the IAC Class B Share Number (which number may be positive, negative or zero).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in (a) the Company SEC Documents filed since January 1, 2016 and prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature but for purposes of clarification, including and giving effect to any factual or historical statements included in any such statements) where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) the disclosure letter delivered by the Company to IAC immediately prior to the execution of this Agreement (the "Company Disclosure Letter"), each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on the face of such disclosure, the Company represents and warrants to IAC, NewCo and Merger Sub as follows:

        Section 3.1    Qualification, Organization, Subsidiaries.

          (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

          (b)   Each of the Company's Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   The Company has made available prior to the date of this Agreement a true and complete copy of the Company's certificate of incorporation and bylaws (collectively, the "Company Organizational Documents") and the certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company, in each case, as amended through the date of this Agreement.

          (d)   Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any person.

        Section 3.2    Capital Stock.

          (a)   The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share ("Company Preferred Stock"). As of April 28, 2017, (i) 59,705,580 shares of Company Common Stock were issued and outstanding, (ii) 8,560,522 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, and (iv) 12,598,663 shares of Company Common Stock were reserved for issuance under Company equity plans, of which amount (A) 6,712,821 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options (having a weighted average exercise price of $10.15) (assuming, with respect to performance stock options, the performance-based vesting criteria have been met), and (B) 5,885,842 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSU Awards, including 3,115,993 shares of Company Common Stock that are issuable upon settlement of outstanding Company PBRSU Awards (assuming, with respect to the June 2016 PBRSU Awards, the performance-based vesting conditions are deemed satisfied at "target" levels and with respect to the CEO PBRSU Awards, the performance-based and time-based vesting criteria have been met). Since April 28, 2017 to the date of this Agreement, the Company has not issued any shares of Company Common Stock, any shares of Company Preferred Stock, any Company Options, or any Company RSU Awards, other than shares of Company Common Stock issued upon the vesting or exercise of Company Options or Company RSU Awards, in each case outstanding on April 28, 2017, and shares of Company Common Stock issued pursuant to the Company ESPP.

          (b)   All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

          (c)   Except as set forth in Section 3.2(a) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Equity Awards), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, Company Preferred Stock or the capital stock of any Subsidiary of the Company, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. No Subsidiary of the Company owns any shares of capital stock of the Company. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries and outstanding as of the date of this Agreement have the right to vote on any matters on which stockholders or equityholders (as applicable) of the Company or any of its Subsidiaries may vote (or are convertible into, or exchangeable for, securities having such right).

          (d)   Section 3.2(d) of the Company Disclosure Letter sets forth a true and complete list, as of April 28, 2017, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.

          (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company or another wholly owned Subsidiary of the Company, free and clear of any Liens, other than restrictions on transfer imposed by applicable securities Laws.

        Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   The Company has the requisite corporate power and authority to enter into this Agreement and to deliver each other document to be delivered by the Company in connection with the transactions contemplated hereby (together with this Agreement, the "Company Transaction Documents") and, subject to receipt of approval by holders of at least a majority of the outstanding shares of Company Common Stock of the adoption of this Agreement (the "Company Stockholder Approval"), to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby has been, and the execution and delivery of the other Company Transaction Documents has been or shall be, duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company's securityholders are necessary to authorize the consummation of the transactions contemplated hereby. On or prior to the date of this Agreement, the Company Board of Directors has unanimously (i) resolved to recommend that the Company's stockholders adopt this Agreement (the "Company Recommendation"), (ii) determined that this Agreement and the Merger are advisable and in the best interests of the Company's stockholders, (iii) approved the execution, delivery and performance of this Agreement and the Merger, and (iv) resolved that the adoption of this Agreement be submitted to a vote at a meeting of the Company's stockholders. As of the date of this Agreement, the resolutions referred to in the preceding sentence have not been rescinded, modified, amended or withdrawn. This Agreement has been, and the other Company Transaction Documents shall be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by IAC, NewCo and Merger Sub and assuming this Agreement constitutes the legal, valid and binding agreement of the counterpart(ies) thereto, this Agreement constitutes the legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as such enforcement may be subject to the limitation of such enforcement by (1) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors' rights generally or (2) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the "Remedies Exceptions").

          (b)   Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act"), (iv) applicable state securities, takeover and "blue sky" Laws, (v) any applicable requirements of the HSR Act, and (vi) the rules and regulations of the NASDAQ (collectively, the "Company Approvals"), and, subject to the accuracy of the representations and warranties of IAC, NewCo and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority (each, a "Governmental Entity") is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement and by the Ancillary Agreements, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   The execution and delivery by the Company of this Agreement and the other Company Transaction Documents does not, and (assuming the Company Approvals are obtained and the Company Credit Agreement is terminated and repaid in full prior to the Effective Time) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to any securities Laws) (each, a "Lien") other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for such conflict or violation as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.4    Reports and Financial Statements.

          (a)   The Company and each of its Subsidiaries has filed or furnished, as applicable, all forms, documents and reports required to be filed or furnished prior to the date of this Agreement by it with the U.S. Securities and Exchange Commission (the "SEC") since January 1, 2015 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC.

          (b)   The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the "Company Financial Statements") at the time they were filed or furnished (i) fairly present in accordance with GAAP (as defined below) and in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto), (ii) were prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

          (c)   As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to IAC true, correct and complete copies of all written correspondence between the Company and the SEC made since January 1, 2015 through the date of this Agreement. As of the date of this Agreement, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

          (d)   Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's financial statements or other Company SEC Documents.

        Section 3.5    Internal Controls and Procedures.     The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company's management has completed an assessment of the effectiveness of the Company's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, management of the Company has disclosed to the Company's auditors and the audit committee of the Company Board of Directors (i) any "significant deficiencies" and "material weaknesses" (as both terms are defined by the Public Company Accounting Oversight Board Interim Standard AU 325 Parts 2 and 3) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting, in each case, that was disclosed to the Company's auditors or the audit committee of the Company Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement.

        Section 3.6    No Undisclosed Liabilities.     There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with this Agreement and the Company Transaction Documents and transaction expenses (a) incurred in connection with the Company's pursuit of strategic alternatives, including the discussions, negotiation and transactions related to this Agreement and the Ancillary Agreements (the "Transaction Process") and (b) to be incurred through the Effective Time, (iii) liabilities or obligations incurred in the ordinary course of business since December 31, 2016 and (iv) liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.7    Compliance with Law; Permits.

          (a)   The Company and its Subsidiaries are and have been since January 1, 2015 in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, Order or agency requirement of any Governmental Entity (collectively, "Laws" and each, a "Law"), except where such non-compliance, defaults or violations have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and there is no Order of any Governmental Entity outstanding against the Company or any of its Subsidiaries. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Company Permits"), except where the failure to possess or file the Company Permits has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are and have been since January 1, 2015 in all respects valid and in full force and effect and, to the knowledge of the Company, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. The Company and each of its Subsidiaries are and have been since January 1, 2015 in compliance with the terms and requirements of all Company Permits, except where such noncompliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.8    Environmental Laws and Regulations.

          (a)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

          (b)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and since January 1, 2015 have been in compliance with all applicable Environmental Laws and all Environmental Permits required for the operation of their respective businesses.

          (c)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, contingent, absolute or otherwise, arising under or relating to any Environmental Law, Environmental Permit or Hazardous Materials (including any such liability or obligation retained or assumed by Contract or by operation of law).

        Section 3.9    Employee Benefit Plans.

          (a)   Section 3.9(a) of the Company Disclosure Letter contains a true and complete list of each material Company Benefit Plan.

          (b)   The Company has made available to IAC true and complete copies of (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description thereof); and (ii) to the extent applicable, (A) the most recent annual report on file and all schedules thereto filed with respect to such Company Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, (C) the most recent actuarial report, financial statement or valuation report, (D) a current Internal Revenue Service opinion or favorable determination letter, (E) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, and (F) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan.

          (c)   Each Company Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code. All material contributions or other amounts payable by the Company or any of its

  Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP.

          (d)   Each Company Benefit Plan that is intended to be a qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to the knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

          (e)   There are no actions, suits, audits or investigations by any Governmental Entity, termination proceedings or other claims with respect to the Company Benefit Plans (except routine claims for benefits payable under the Company Benefit Plans) pending or, to the knowledge of the Company, threatened, other than any such investigations, proceedings or claims that would not reasonably be expected to result in a material liability to the Company.

          (f)    No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by the Company, its Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and no condition exists that presents a risk to the Company, its Subsidiaries or any such ERISA Affiliates of incurring (i) any such liability or (ii) any Controlled Group Liability with respect to any employee benefit plan that is not a Company Benefit Plan.

          (g)   Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

          (h)   No Company Benefit Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Section 4980B of the Code.

          (i)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or by the Ancillary Agreements will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of its Subsidiaries under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Benefit Plan; (iv) result in any "excess parachute payment" (within the meaning of Section 280G of the Code) becoming due pursuant to any Company Benefit Plan to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries; or (v) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan.

          (j)    Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

          (k)   No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States.

        Section 3.10    Labor and Employee Matters.

          (a)   Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other Contract with any labor organization, union, works council or association.

          (b)   No labor union, labor organization or works council has made a pending demand for recognition or certification as the exclusive bargaining agent of any employees of the Company or any of its Subsidiaries, and there are no representation or certification proceedings or petitions pending or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of the Company, there are no organizational attempts relating to labor unions, labor organizations or works councils occurring with respect to any of the presently unorganized employees of the Company or any of its Subsidiaries, and none have occurred within the previous twelve (12) months.

          (c)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no unfair labor practice (as defined by the National Labor Relations Board) charges or complaints or appeals of such matters against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Entity, (ii) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, (iii) there are no pending or, to the knowledge of the Company, threatened employment-related lawsuits or administrative charges or arbitration proceedings against or involving the Company or any of its Subsidiaries brought or filed with any Governmental Entity, and (iv) the Company and its Subsidiaries are each in compliance with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours, worker classification, unfair labor practices and the Worker Adjustment and Retraining Notification Act of 1988 (and any similar state, local or foreign statute).

        Section 3.11    Absence of Certain Changes or Events.

          (a)   From January 1, 2017 through the date of this Agreement, except for engaging in the Transaction Process, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that would be prohibited by Section 5.1(b)(A), Section 5.1(b)(B), Section 5.1(b)(C), Section 5.1(b)(D), Section 5.1(b)(E), Section 5.1(b)(F), Section 5.1(b)(I), Section 5.1(b)(J), Section 5.1(b)(L) , Section 5.1(b)(N), Section 5.1(b)(O) or, to the extent related to the foregoing, Section 5.1(b)(P) of this Agreement if such section were in effect at all times since January 1, 2017, except in each case for the execution and delivery of this Agreement and the other transactions contemplated hereby.

          (b)   Since January 1, 2017 through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.12    Investigations; Litigation.     Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no Orders of any Governmental Entity against the Company or any of its Subsidiaries.

        Section 3.13    Information Supplied.     The information supplied or to be supplied by the Company or its Representatives for inclusion in the registration statement on Form S-4 to be filed by NewCo in connection with the Merger (the "Form S-4") shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by IAC, NewCo, Merger Sub or their Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company or its Representatives for inclusion in the proxy statement/prospectus included in the Form S-4 (the "Proxy Statement/Prospectus") will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by IAC, NewCo, Merger Sub or their Representatives in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Stockholders' Meeting but excluding any portion thereof based on information supplied by IAC, NewCo, Merger Sub or their Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

        Section 3.14    Tax Matters.

          (a)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

              (i)  the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate;

             (ii)  the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholder or other third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which reserves have been established, in accordance with GAAP, on the financial statements of the Company and its Subsidiaries contained in the Company SEC Documents filed prior to the date of this Agreement;

            (iii)  there is no currently effective waiver of any statute of limitations with respect to Taxes or extension of time with respect to any Tax assessment or deficiency of the Company or any of its Subsidiaries;

            (iv)  all assessments against the Company or any of its Subsidiaries for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid;

             (v)  there are no audits, examinations, investigations or other similar proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries;

            (vi)  Neither the Company nor any of its Subsidiaries will, following the Closing, be bound by any written Tax ruling issued by a Governmental Entity;

           (vii)  the financial statements of the Company and its Subsidiaries contained in the Company SEC Documents reflect accruals and reserves, in accordance with GAAP, for unpaid Taxes of the Company and its Subsidiaries with respect to all periods through the date of such financial statements;

          (viii)  neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made prior to the Closing, (B) closing agreement, advance pricing agreement or other similar agreement with any Governmental Entity relating to Taxes entered into prior to the Closing, (C) installment sale or open transaction disposition entered into prior to the Closing, (D) prepaid amounts received prior to the Closing Date, or (E) election under Section 108(i) of the Code;

            (ix)  there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable;

             (x)  neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Allocation Agreement (other than any agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), or as transferee or successor; and

            (xi)  neither the Company nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

          (b)   None of the Company or any of its Subsidiaries has been a "controlled corporation" or a "distributing corporation" in any distribution that was purported or intended to be governed by Section 355 of the Code during the two-year period ending on the date of this Agreement.

          (c)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger (or, the Merger and a subsequent forward merger described in Section 5.13(d), taken together) from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or, alternatively, the Merger, when combined with the Contribution and the IAC Share Issuance, from qualifying as an exchange described in Section 351(a) of the Code.

        Section 3.15    Intellectual Property.

          (a)   Section 3.15(a) of the Company Disclosure Letter sets forth a correct and complete list (in all material respects) as of the date of this Agreement of all Company Intellectual Property that is issued by, filed with, registered with, or the subject of a pending application before any Governmental Entity (the "Company Registered Intellectual Property"). Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (i) the Company Registered Intellectual Property is subsisting and has not been abandoned or cancelled, and (ii) no Proceeding (other than office actions in connection with the prosecution of applications) is pending or threatened in writing before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property.

          (b)   The Company owns the Company Intellectual Property free of all Liens other than Permitted Liens, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   (i) No material Proceedings are pending against the Company or any of its Subsidiaries, or, are threatened in writing, alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating the Intellectual Property of any person; (ii) no person is infringing, misappropriating, or otherwise violating any material Company Intellectual Property, and neither the Company nor any of its Subsidiaries has instituted or threatened to institute any Proceeding against any person with respect to the foregoing in this subsection (ii); and (iii) the operation by the Company and its Subsidiaries of their respective businesses as currently conducted does not infringe, misappropriate or otherwise violate, the Intellectual Property of any person, except, with respect to each of the foregoing in subsections (i), (ii) and (iii) as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (d)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to protect all Company Intellectual Property which derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use. There has been no unauthorized disclosure of the Company Intellectual Property, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (e)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Software that is owned by the Company or any of its Subsidiaries ("Company Software") is not distributed under an Open Source License in a manner that would require any Company Software to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be licensed, sold or distributed at no cost to the recipient. The Company and its Subsidiaries are in compliance with all Open Source Licenses to which they are subject, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (f)    Each of the Company and its Subsidiaries has (i) complied in all material respects with the Company Privacy Policies and with all applicable Privacy and Security Obligations, and (ii) taken measures to protect all Personal Data in its possession in all material respects against loss, damage, unauthorized access, or other misuse. The Company has made available to IAC true and complete copies of all Company Privacy Policies in effect as of the date of this Agreement, and the execution, delivery and performance of this Agreement, and the transfer of all Personal Data maintained by the Company to Merger Sub and to NewCo, is and will be compliant with all Company Privacy Policies and Privacy and Security Obligations. To the knowledge of the Company, there has been no material loss, unauthorized access, or other misuse of any Personal Data held by or on the behalf of the Company or any of its Subsidiaries, including in a manner that would trigger a notification or reporting requirement under any Privacy and Security Obligation.

          (g)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have the right to use all Intellectual Property used in its business as currently conducted and such right to use such Intellectual Property will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger.

          (h)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees, agents, consultants, contractors or third parties that have contributed to or otherwise participated in the development of the Company Software have entered into valid and effective agreements assigning all of their Intellectual Property in the Company Software to the Company or a Subsidiary of the Company.

          (i)    Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has taken any action that would result in: (i) a loss of, or Lien on, any Company Intellectual Property; (ii) a breach of or default under any Intellectual Property-related Contract related to the business of the Company of its Subsidiaries; (iii) the release, disclosure or delivery of any Company Intellectual Property by or to any escrow agent or other person; or (iv) the grant, assignment or transfer to any other person of any license or other right or interest under, to or in any Company Intellectual Property.

        Section 3.16    Assets and Properties.

          (a)   Except as set forth in Section 3.16 of the Company Disclosure Letter, and except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) either the Company or a Subsidiary of the Company has good and valid title to each real property owned by the Company or any Subsidiary of the Company (such owned property collectively, the "Company Owned Real Property") and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (including real property at which operations of the Company or any of its Subsidiaries are conducted) (such property, the "Company Leased Real Property" and such leases, subleases and other agreements are, collectively, the "Company Real Property Leases"), in each case, free and clear of all Liens other than any Permitted Liens and, with respect to (ii), except for those reflected or reserved against in the balance sheet of the Company as of December 31, 2016 and included in the Company SEC Documents. Each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. No uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company or of the landlord thereunder (as applicable), exists under any Company Real Property Lease, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 3.16(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Company Owned Real Property and the Company Leased Real Property.

          (b)   There are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect in any material respect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or any of its Subsidiaries in the operation of its business thereon. There are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company or any of its Subsidiaries in the operation of its business thereon. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect in any material respect the existing use of such Company Owned Real Property or Company Leased Real Property in the operation of the business conducted thereon as currently conducted.

          (c)   No circumstances exist that would provide the basis for a valid claim against the Company by any party under Article VI of that certain Project Agreement by and between the Company and the Consolidated City of Indianapolis, dated as of October 21, 2011.

        Section 3.17    Insurance.     Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries (each, a "Company Insurance Policy") are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies. The Company and its Subsidiaries have complied in all material respects with the provisions of each Company Insurance Policy under which such person is the insured party. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, and there is no material claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied or disputed.

        Section 3.18    Opinions of Financial Advisors.     The Company Board of Directors has received the separate opinions of each of the Company Financial Advisors to the effect that, as of the date thereof and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Per Share Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said written opinions to IAC for informational purposes (it being agreed that none of the IAC, NewCo or Merger Sub, nor any of their respective Affiliates or Representatives shall have the right to rely on such opinion).

        Section 3.19    Material Contracts.

          (a)   Except for this Agreement, the Company Benefit Plans and agreements filed (or incorporated by reference) as exhibits to the Company SEC Documents (including, for the avoidance of doubt, those that are filed with the SEC prior to the date of this Agreement and incorporated by reference thereto), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

              (i)  any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

             (ii)  any material Contract that will be binding on IAC, NewCo or any of their Subsidiaries (other than the Company and its Subsidiaries) as of the Effective Time;

            (iii)  any Contract that (A) involved individual or aggregate payments or consideration of more than $1,000,000 in the twelve-month period ended December 31, 2016, (B) is expected to involve individual or aggregate payments or consideration of more than $1,000,000 in the twelve-month period beginning January 1, 2017 or (C) is expected to involve aggregate payments or consideration over the remaining term of the Contract of more than $2,500,000 (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be made under any Contract described in clause (B) or (C)), for goods and services furnished by or to the Company or any of its Subsidiaries;

            (iv)  any Company Real Property Leases having a remaining term of more than twelve (12) months and involving a payment of more than $100,000 annually;

             (v)  any Contract under which the Company or any of its Subsidiaries has continuing material indemnification, earnout or similar obligations to any third person, other than those entered into in the ordinary course of business consistent with past practice;

            (vi)  any Contract for capital expenditures involving payments of more than $1,000,000 individually or in the aggregate, by or on behalf of the Company or any of its Subsidiaries;

           (vii)  any Contract involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person, other than any advertising Contract entered into in the ordinary course of business pursuant to which the service provider pays to the Company or its Subsidiaries a program fee and a percentage of the sales generated from advertising activities thereunder and that is not expected to involve aggregate payments or consideration over the remaining term of the Contract of more than $500,000;

          (viii)  any Contract relating to indebtedness under which the principal amount outstanding thereunder payable by the Company or any of its Subsidiaries is greater than $500,000;

            (ix)  any Contract containing covenants by the Company or any of its Affiliates not to (A) compete with any person or (B) engage in any line of business or activity in any geographic location, in each case that would be material to the Company;

             (x)  any Contract that contains any (A) exclusivity rights or (B) "most favored nations" provisions that would reasonably be expected to materially impair the business of NewCo and its Subsidiaries after the Closing, or that would apply to IAC or its Affiliates (other than NewCo and its Subsidiaries) after the Effective Time;

            (xi)  any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in any person (other than any other Subsidiary of the Company) of more than $2,500,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the ordinary course of business consistent with past practice);

           (xii)  any material Order or settlement or conciliation agreement with any Governmental Entity;

          (xiii)  any Contract pursuant to which the Company or any Subsidiary of the Company licenses (in or out) Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted except (A) Contracts for off-the-shelf, shrink-wrap, click through or pre-installed software, hardware or databases licensed to the Company or any of its Subsidiaries with annual fees of less than $1,000,000 and (B) standard form licenses granted to customers by the Company or its Subsidiaries in the ordinary course of business consistent with past practice; and

          (xiv)  any Contract involving the sale, transfer or acquisition of any material business entered into by the Company or any Subsidiary of the Company in the three (3) years preceding the date of this Agreement.

        All contracts of the types referred to in Section 3.19(a) are referred to herein as a "Company Material Contract."

          (b)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, under each Company Material Contract, except for failures to perform that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to a Company Material Contract, is in breach of or default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached or defaulted under any Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to IAC prior to the date of this Agreement.

        Section 3.20    Finders or Brokers.     Except for the Company Financial Advisors, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement and the Ancillary Agreements who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement and by the Ancillary Agreements. The Company has made available to IAC complete and accurate copies of each Contract pursuant to which any amount is payable by the Company or any of its Subsidiaries to a Company Financial Advisor in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

        Section 3.21    State Takeover Statutes.     Assuming the accuracy of the representation contained in Section 4.17, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Company Transaction Documents and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations (including § 203 of the DGCL) and any similar provisions in the Company's certificate of incorporation or bylaws. Assuming the accuracy of the representations and warranties contained in Section 4.17, as of the date of this Agreement, no "fair price," "business combination," "moratorium," "control share acquisition" or other anti-takeover statute or similar statute or regulation enacted by any state is applicable to the consummation of the Merger or the other transactions contemplated by this Agreement.

        Section 3.22    Affiliate Transactions.     To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer's or director's immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the ordinary course of business, owes money to, or is owed money by, the Company or its Subsidiaries or (c) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees.

        Section 3.23    No Additional Representations.     Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger, each of IAC, NewCo and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its respective Subsidiaries pursuant to this Agreement or with respect to any other information provided to IAC, NewCo or Merger Sub in connection with the transactions contemplated hereby or by the Ancillary Agreements, including the accuracy, completeness or currency thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IAC,
NEWCO AND MERGER SUB

        Except as disclosed in (a) the IAC SEC Documents filed since January 1, 2016 and prior to the date of this Agreement (excluding any disclosures set forth in any such IAC SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature but for purposes of clarification, including and giving effect to any factual or historical statements included in any such statements), where both the applicability of such information to the "HomeAdvisor" segment of IAC and the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) in the disclosure letter delivered by IAC to the Company immediately prior to the execution of this Agreement (the "IAC Disclosure Letter"), each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on the face of such disclosure, IAC, NewCo and Merger Sub represent and warrant to the Company as follows:

        Section 4.1    Qualification, Organization, Subsidiaries.

          (a)   Each of IAC, NewCo and Merger Sub (i) is a corporation or limited liability company, respectively, duly organized, validly existing and in good standing under the Laws of the State of Delaware and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

          (b)   Each of the HomeAdvisor Entities is a legal entity duly organized, validly existing and in good standing (or equivalent status where applicable) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect. Each of NewCo and the HomeAdvisor Entities is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing (or equivalent status where applicable) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (c)   IAC has made available prior to the date of this Agreement a true and complete copy of (i) the certificate of incorporation and bylaws of HomeAdvisor, Inc. and (ii) the certification of formation and operating agreement of HomeAdvisor International, LLC ((i) and (ii) collectively, the "HomeAdvisor Organizational Documents") and the certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each other HomeAdvisor Entity, in each case, as amended through the date of this Agreement.

          (d)   Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, neither HomeAdvisor, Inc. nor HomeAdvisor International, LLC owns, directly or indirectly, any capital stock of, or other equity or voting interests in, any person.

          (e)   Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, NewCo does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any person.

        Section 4.2    Capital Stock

          (a)   The authorized capital stock of NewCo consists of (i) 1,500 shares of NewCo Class A Common Stock and (ii) 1,000 shares of NewCo Class B Common Stock. As of May 1, 2017, no shares of NewCo Class A Common Stock and 100 shares of NewCo Class B Common Stock are issued and outstanding.

          (b)   All outstanding shares of NewCo Common Stock are, and shares of NewCo Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

          (c)   All of the shares of capital stock or other equity interests of HomeAdvisor, Inc., HomeAdvisor International, LLC and Merger Sub are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by IAC or a wholly owned Subsidiary of IAC, free and clear of any Liens, other than restrictions on transfer imposed by applicable securities Laws and Liens granted to secure the obligations under IAC's existing credit facility.

          (d)   Section 4.2(d) of the IAC Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) each HomeAdvisor Entity Equity Award, (ii) the name of the HomeAdvisor Entity Equity Award holder, (iii) the number of shares of such HomeAdvisor Entity underlying each HomeAdvisor Entity Equity Award (specifying the number that are vested and the number unvested), (iv) the date on which the HomeAdvisor Entity Equity Award was granted, (v) the HomeAdvisor Entity Equity Plan under which the HomeAdvisor Entity Equity Award was granted (if such HomeAdvisor Entity Equity Award was granted under a HomeAdvisor Entity Equity Plan), and (vi) the exercise price of each HomeAdvisor Entity Equity Award.

          (e)   Except as set forth in Section 4.2(a) (and other than the shares of IAC Common Stock or cash issuable pursuant to the terms of outstanding HomeAdvisor Entity Equity Awards) and as contemplated by this Agreement or by the Ancillary Agreements, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which any HomeAdvisor Entity is a party (i) obligating any HomeAdvisor Entity to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of IAC or any HomeAdvisor Entity or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of capital stock or other equity interests of IAC or any HomeAdvisor Entity or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by IAC or any HomeAdvisor Entity. No Subsidiary of NewCo owns any shares of capital stock of NewCo.

          (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, all of the shares of capital stock of, or equity interest in, each Subsidiary of NewCo, HomeAdvisor, Inc. and HomeAdvisor International, LLC, respectively, have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned, in the case of the Subsidiaries of NewCo, by NewCo, and in the case of the Subsidiaries of HomeAdvisor, Inc. or HomeAdvisor International, LLC, by HomeAdvisor, Inc. or HomeAdvisor International, LLC, respectively, in each case, free and clear of any Liens, other than restrictions on transfer imposed by applicable securities Laws and Liens granted to secure the obligations under IAC's existing credit facility.

          (g)   Merger Sub and NewCo have been formed solely for the purpose of engaging in the transactions contemplated hereby and the by the Ancillary Agreements and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement or the Ancillary Agreements.

        Section 4.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   Each of IAC, NewCo and Merger Sub has the requisite corporate or similar power and authority to enter into this Agreement and each other document to be entered into by IAC or NewCo in connection with the transactions (including the Ancillary Agreements) contemplated hereby and thereby (together with this Agreement, the "HomeAdvisor Transaction Documents"), to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by IAC, NewCo and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements has been, and the execution, delivery and performance by IAC, NewCo and Merger Sub of the other HomeAdvisor Transaction Documents and the consummation of the transactions contemplated thereby has been or shall be, duly and validly authorized by all necessary corporate action on the part of IAC, NewCo and Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of either IAC, NewCo or Merger Sub or vote of IAC's or NewCo's securityholders are necessary to authorize the execution and delivery by IAC, NewCo and Merger Sub of this Agreement and the Ancillary Agreements and the consummation of the Merger and the transactions contemplated hereby and thereby. The IAC Board of Directors has (i) unanimously determined that it is in the best interests of IAC and its stockholders, and declared it advisable, to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements. The NewCo Board of Directors has (i) unanimously determined that it is in the best interests of NewCo and its sole stockholder, and declared it advisable, to enter in this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, including the issuance of shares of NewCo Class A Common Stock in the Merger and shares of NewCo Class B Common Stock in the IAC Share Issuance. As of the date of this Agreement, the resolutions referred to in the preceding sentence have not been rescinded, modified, amended or withdrawn. This Agreement has been, and the HomeAdvisor Transaction Documents shall be, duly and validly executed and delivered by each of IAC, NewCo and Merger Sub, and assuming the due authorization, execution and delivery of this Agreement by the Company, and assuming each of this Agreement and the HomeAdvisor Transaction Documents constitutes the legal, valid and binding agreement of the counterpart(ies) thereto, this Agreement constitutes, and the HomeAdvisor Transaction Documents will constitute, the legal, valid and binding agreements of IAC, NewCo or Merger Sub, as the case may be, enforceable against each of them, in accordance with their terms, except as such enforcement may be subject to the Remedies Exceptions.

          (b)   Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and "blue sky" Laws, (v) any applicable requirements of the HSR Act and (vi) the rules and regulations of the NASDAQ (collectively, the "HomeAdvisor Approvals"), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by IAC, NewCo or Merger Sub of the transactions contemplated by this Agreement and by the Ancillary Agreements, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (c)   The execution and delivery by IAC, NewCo and Merger Sub of this Agreement and the other HomeAdvisor Transaction Documents do not, and (assuming the HomeAdvisor Approvals are obtained) the consummation of the transactions contemplated hereby and by the Ancillary Agreements and thereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of NewCo or any of the HomeAdvisor Entities to own or use any assets required for the conduct of their business (including the HomeAdvisor Business) or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon NewCo, or any of the HomeAdvisor Entities or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of NewCo or any of the HomeAdvisor Entities, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of NewCo or any of the HomeAdvisor Entities or (iii) conflict with or violate any applicable Laws, except for conflict or violation as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

        Section 4.4    Reports and Financial Statements.

          (a)   None of the forms, documents and reports required to be filed or furnished by IAC and its Subsidiaries prior to the date of this Agreement by them with the SEC since January 1, 2015 (all such documents and reports filed or furnished by IAC or any of its Subsidiaries, the "IAC SEC Documents") at the time they were filed or furnished contained any untrue statement of a material fact with respect to the HomeAdvisor Business or omitted to state any material fact with respect to the HomeAdvisor Business required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The financial statements of the HomeAdvisor Business set forth in Section 4.4(b) of the IAC Disclosure Letter (a) (i) as of and for the years ended December 31, 2015 and 2016 (collectively referred to as the "HomeAdvisor Annual Financial Statements") were derived from the books and records of IAC and financial data used in the preparation of the audited financial statements of IAC as of and for the years ended December 31, 2015 and 2016 and (ii) as of and for the three-month period ended March 31, 2017 (the "HomeAdvisor Interim Financial Statements" and, together with the HomeAdvisor Annual Financial Statements, the "HomeAdvisor Financial Statements") were derived from the books and records of IAC and financial data used in the preparation of the unaudited financial statements of IAC as of and for the three-month period ended March 31, 2017, (b) are unaudited, (c) were prepared solely for the purpose of this Agreement, (d) were based on (i) the direct operating revenues and direct operating expenses of the HomeAdvisor Business and (ii) allocations to the HomeAdvisor Business, made based on reasonable assumptions and in good faith by management, of certain of the indirect costs previously allocated by the management of IAC to the HomeAdvisor Business in the course of preparing IAC's publicly filed segment level financial information, (e) do not include indirect costs that are not allocated to IAC's businesses in the course of preparing IAC's publicly filed segment level financial information, (f) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, except for (i) the absence of notes, (ii) the income tax provisions and the related income taxes payable and deferred income tax accounts, which have been recorded based on an allocation of IAC's income tax liability arising from the operations of the HomeAdvisor Entities (and not in accordance with GAAP on a stand-alone basis for the HomeAdvisor Entities) and a portion of which have been recorded at the IAC level, (iii) the absence of stock-based compensation expense for grants of equity awards denominated in the equity of the HomeAdvisor Entities or IAC to employees of the HomeAdvisor Entities, and (g) fairly present in accordance with GAAP, in all material respects, the financial position, results of operations and cash flows of each of the HomeAdvisor Entities as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and for the impact of items referred to in (d), (e) and (f) above, and, subject to (A) the fact that the HomeAdvisor Business was not operated on a stand-alone basis during such periods and (B) the fact that the HomeAdvisor Financial Statements (and the allocations and estimations made by the management of IAC in preparing such HomeAdvisor Financial Statements) (1) are not necessarily indicative of the costs that would have resulted if the HomeAdvisor Business had been operated on a stand-alone basis during such periods, (2) may not be indicative of any such costs to NewCo and its Subsidiaries that will result following the Closing and (3) subject, in the case of the HomeAdvisor Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material. Except for those representations and warranties contained in this Section 4.4(b), IAC makes no other representations or warranties with regard to the HomeAdvisor Financial Statements.

          (c)   As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by IAC relating to the IAC SEC Documents. As of the date of this Agreement, none of the IAC SEC Documents is, to the knowledge of IAC, the subject of ongoing SEC review or investigation.

          (d)   None of NewCo or the HomeAdvisor Entities is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among NewCo or a HomeAdvisor Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of NewCo or a HomeAdvisor Entity in the HomeAdvisor Financial Statements.

          (e)   When delivered pursuant to Section 5.20, the Audited Financial Statements shall have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, and shall present fairly in all material respects the financial position, results of operations and cash flows of the HomeAdvisor Business as at the dates and for the periods presented (it being understood, however, that the HomeAdvisor Business has not been operating historically as a separate "standalone" entity and, therefore, the Audited Financial Statements and the Unaudited Interim Financial Statements of the HomeAdvisor Business will reflect certain adjustments necessary to be presented on a stand-alone basis in accordance with GAAP and SEC requirements). The Audited Financial Statements as of and for the years ended December 31, 2015 and 2016 will not differ from the HomeAdvisor Annual Financial Statements in any material and adverse respect.

        Section 4.5    Internal Controls and Procedures.     IAC has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. IAC's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by IAC in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to IAC's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. IAC's management has completed an assessment of the effectiveness of the IAC's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, management of IAC has disclosed to IAC's auditors and the audit committee of the IAC Board of Directors (i) any "significant deficiencies" and "material weaknesses" (as both terms are defined by the Public Company Accounting Oversight Board Interim Standard AU 325 Parts 2 and 3) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect IAC's ability to report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in IAC's internal control over financial reporting, in each case, that was disclosed to IAC's auditors or the audit committee of the IAC Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement.

        Section 4.6    No Undisclosed Liabilities.     There are no liabilities or obligations of the HomeAdvisor Entities or the HomeAdvisor Business, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the most recent balance sheet included in the HomeAdvisor Financial Statements, (ii) liabilities or obligations incurred in connection with this Agreement and the HomeAdvisor Transaction Documents, (iii) liabilities or obligations incurred in the ordinary course of business since December 31, 2016, (iv) liabilities for Taxes and (v) liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect. Other than liabilities and obligations pursuant to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby or incurred in connection herewith or therewith (including Transaction Expenses (as defined in the Contribution Agreement)), there are no material liabilities or obligations of NewCo, whether accrued, absolute, determined or contingent.

        Section 4.7    Compliance with Law.

          (a)   NewCo, the HomeAdvisor Entities and, with respect to the HomeAdvisor Business, IAC are and have been since January 1, 2015 in compliance with, and are not in default under or in violation of, any Law, except where such non-compliance, default or violation has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect. Since January 1, 2015, neither IAC, a HomeAdvisor Entity nor NewCo has received any written notice or, to the knowledge of IAC, other communication from any Governmental Entity regarding any violation by NewCo, any HomeAdvisor Entity or the HomeAdvisor Business of, or failure by NewCo, any HomeAdvisor Entity or the HomeAdvisor Business to comply with, any Law, except where such violation or failure has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (b)   The HomeAdvisor Entities and, with respect to the HomeAdvisor Business, IAC are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any material Contracts of the HomeAdvisor Entities with all Governmental Entities, and has filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the HomeAdvisor Entities to own, lease and operate their properties and assets and to carry on the HomeAdvisor Business as it is now being conducted (the "HomeAdvisor Permits"), except where the failure to possess or file the HomeAdvisor Permits has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, all HomeAdvisor Permits are and have been since January 1, 2015 in all respects valid and in full force and effect and, to the knowledge of IAC, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. IAC and the HomeAdvisor Entities are and have been since January 1, 2015 in compliance with the terms and requirements of all HomeAdvisor Permits, except where such noncompliance has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

        Section 4.8    Environmental Laws and Regulations.

          (a)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of IAC, threatened against NewCo, any of the HomeAdvisor Entities, any of their respective Subsidiaries or the HomeAdvisor Business.

          (b)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, NewCo, the HomeAdvisor Entities and each of their respective Subsidiaries are and since January 1, 2015 have been in compliance with all applicable Environmental Laws and all Environmental Permits required for the operation of the HomeAdvisor Business and their respective businesses.

          (c)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, there are no liabilities or obligations of NewCo, any HomeAdvisor Entity, any of their Subsidiaries or the HomeAdvisor Business, whether accrued, contingent, absolute or otherwise, arising under or relating to any Environmental Law, Environmental Permit or Hazardous Materials (including any such liability or obligation retained or assumed by Contract or by operation of law).

        Section 4.9    Labor and Employee Matters.

          (a)   None of the HomeAdvisor Entities, or with respect to the HomeAdvisor Business, IAC, is a party to, or otherwise bound by, any collective bargaining agreement or other Contract with any labor organization, union, works council or association.

          (b)   No labor union, labor organization or works council has made a pending demand for recognition or certification as the exclusive bargaining agent of any employees of any of the HomeAdvisor Entities or employees of IAC engaged primarily in the HomeAdvisor Business, and there are no representation or certification proceedings or petitions pending or, to the knowledge of IAC, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of IAC, there are no organizational attempts relating to labor unions, labor organizations or works councils occurring with respect to any of the presently unorganized employees of any HomeAdvisor Entity or employees of IAC engaged primarily in the HomeAdvisor Business, and none have occurred within the previous twelve (12) months.

          (c)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, (i) there are no unfair labor practice (as defined by the National Labor Relations Board) charges or complaints or appeals of such matters against the HomeAdvisor Entities, or, with respect to the HomeAdvisor Business, IAC pending or, to the knowledge of IAC, threatened before the National Labor Relations Board or any other Governmental Entity, (ii) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of IAC, threatened against or affecting the HomeAdvisor Entities, or, with respect to the HomeAdvisor Business, IAC, (iii) there are no pending or, to the knowledge of IAC, threatened employment-related lawsuits or administrative charges or arbitration proceedings against or involving any HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC brought or filed with any Governmental Entity, and (iv) the HomeAdvisor Entities and, with respect to the HomeAdvisor Business, IAC are each in compliance with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours, worker classification, unfair labor practices and the Worker Adjustment and Retraining Notification Act of 1988 (and any similar state, local or foreign statute).

        Section 4.10    Absence of Certain Changes or Events.

          (a)   From January 1, 2017 through the date of this Agreement, the HomeAdvisor Business has been conducted in all material respects in the ordinary course of business and none of IAC or any Subsidiary of IAC has undertaken any action that, if taken during the period from the date of this Agreement to the Effective Time, would be prohibited by Section 5.1(d) of this Agreement if such section were in effect at all times since January 1, 2017, except in each case for the execution and delivery of this Agreement and the other transactions contemplated hereby.

          (b)   Since January 1, 2017 through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a HomeAdvisor Material Adverse Effect.

        Section 4.11    Investigations; Litigation.     Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of IAC, threatened) by any Governmental Entity with respect to NewCo, the HomeAdvisor Entities or the HomeAdvisor Business, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of IAC, threatened) against or affecting NewCo, any HomeAdvisor Entity, the HomeAdvisor Business or any of their respective properties and (c) there are no Orders of any Governmental Entity against NewCo, any HomeAdvisor Entity or the HomeAdvisor Business.

        Section 4.12    Information Supplied.     The information supplied or to be supplied by IAC, NewCo, Merger Sub or their Representatives for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by IAC, NewCo or Merger Sub with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by IAC, NewCo or Merger Sub or their Representatives for inclusion in the Proxy Statement/Prospectus shall not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by IAC, NewCo or Merger Sub with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by IAC, NewCo or Merger Sub or their Representatives for inclusion therein, but excluding any portion thereof based on information supplied by the Company or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by IAC, NewCo or Merger Sub) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

        Section 4.13    Employee Benefit Plans.

          (a)   Except as set forth on Section 4.13(a) of the IAC Disclosure Letter, there are no HomeAdvisor Benefit Plans.

          (b)   Each HomeAdvisor Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code. All material contributions or other amounts payable by the HomeAdvisor Entities with respect to each HomeAdvisor Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP.

          (c)   There are no actions, suits, audits or investigations by any Governmental Entity, termination proceedings or other claims with respect to the HomeAdvisor Benefit Plans (except routine claims for benefits payable under the HomeAdvisor Benefit Plans) pending or, to the knowledge of IAC, threatened, other than any such investigations, proceedings or claims that would not reasonably be expected to result in a material liability to the HomeAdvisor Entities.

          (d)   No HomeAdvisor Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by any HomeAdvisor Entity or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and no condition exists that presents a risk to the HomeAdvisor Entities or any such ERISA Affiliates of incurring (i) any such liability or (ii) any Controlled Group Liability with respect to any employee benefit plan that is not a HomeAdvisor Benefit Plan.

          (e)   None of the HomeAdvisor Entities nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

          (f)    No HomeAdvisor Benefit Plan provides health insurance, life insurance or death benefits to current or former employees of any HomeAdvisor Entity beyond their retirement or other termination of service, other than as required by Section 4980B of the Code.

          (g)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or by the Ancillary Agreements will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or independent contractor of any HomeAdvisor Entity to any payment or benefit (or result in the funding of any such payment or benefit) under any HomeAdvisor Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by any HomeAdvisor Entity under any HomeAdvisor Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any HomeAdvisor Benefit Plan; (iv) result in any "excess parachute payment" (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of any HomeAdvisor Entity; or (v) limit or restrict the right of any HomeAdvisor Entity to merge, amend or terminate any HomeAdvisor Benefit Plan.

        Section 4.14    Sufficiency of Assets.     At the Effective Time, NewCo and its Subsidiaries will, by virtue of the Contribution having taken place, taking into account all of the Ancillary Agreements, own, or have valid license to, all of the assets (other than the assets used by IAC and its Subsidiaries (excluding the HomeAdvisor Entities) to perform their respective obligations under the Ancillary Agreements), including Intellectual Property, necessary in all material respects to conduct the HomeAdvisor Business as it is being conducted as of the date of this Agreement.

        Section 4.15    Insurance.     Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, (a) all insurance policies held by the HomeAdvisor Entities or IAC or any of its Subsidiaries for the benefit of the HomeAdvisor Entities and the HomeAdvisor Business (each, a "HomeAdvisor Insurance Policy") are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) no HomeAdvisor Entity nor, with respect to the HomeAdvisor Business, IAC has reached or exceeded its policy limits for any such insurance policies. Each HomeAdvisor Entity has complied in all material respects with the provisions of each HomeAdvisor Insurance Policy under which such person is the insured party. Neither IAC nor any of the HomeAdvisor Entities has received any written notice of cancellation of any HomeAdvisor Insurance Policy, and there is no material claim by IAC or any HomeAdvisor Entity pending under any HomeAdvisor Insurance Policy as to which coverage has been denied or disputed.

        Section 4.16    Finders or Brokers.     Except for JP Morgan Securities LLC, neither IAC, NewCo, Merger Sub nor any HomeAdvisor Entity has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement or by the Ancillary Agreements who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement and by the Ancillary Agreements.

        Section 4.17    Ownership of Company Common Stock.     Neither IAC, NewCo nor Merger Sub has beneficially owned during the immediately preceding three (3) years a number of shares of Company Common Stock that would make it an "interested stockholder" (as such term is defined §203 of the DGCL) of the Company.

        Section 4.18    Vote Required.     No vote is required by the holders of any class or series of IAC's or NewCo's capital stock to approve and adopt this Agreement or the transactions contemplated hereby or by the Ancillary Agreements under applicable law or pursuant to the rules of NASDAQ as a result of this Agreement or the transactions contemplated hereby or by the Ancillary Agreements.

        Section 4.19    Tax Matters.

          (a)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect:

              (i)  NewCo, Merger Sub, the HomeAdvisor Entities and each of their respective Subsidiaries, and IAC have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate (in the case of any Tax Returns required to be filed by IAC, solely to the extent such Tax Returns relate in whole or in part to the HomeAdvisor Business);

             (ii)  NewCo, Merger Sub, the HomeAdvisor Entities and each of their respective Subsidiaries, and IAC have timely paid all Taxes that are required to be paid by any of them or that NewCo, Merger Sub, the HomeAdvisor Entities and each of their respective Subsidiaries, or IAC are obligated to withhold from amounts owing to any employee, creditor, stockholders or other third party (in each case, whether or not shown on any Tax Return and, in the case of any Taxes required to be paid or withheld by IAC, solely to the extent such Taxes relate in whole or in part to the HomeAdvisor Business), except with respect to matters contested in good faith through appropriate proceedings and for which reserves have been established, in accordance with GAAP on the financial statements contained in the IAC SEC Documents filed prior to the date of this Agreement;

            (iii)  all assessments against any of the HomeAdvisor Entities for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid;

            (iv)  there are no audits, examinations, investigations or other similar proceedings pending or threatened in writing in respect of Taxes or Tax matters of the HomeAdvisor Entities;

             (v)  the financial statements of IAC and its Subsidiaries contained in the IAC SEC Documents reflect accruals and reserves, in accordance with GAAP, for unpaid Taxes of the HomeAdvisor Business with respect to all periods through the date of such financial statements;

            (vi)  none of the HomeAdvisor Entities will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made prior to the Closing, (B) closing agreement, advance pricing agreement or other similar agreement with any Governmental Entity relating to Taxes entered into prior to the Closing, (C) installment sale or open transaction disposition entered into prior to the Closing, (D) prepaid amounts received prior to the Closing Date, or (E) election under Section 108(i) of the Code;

           (vii)  there are no Liens for Taxes on any of the assets of the HomeAdvisor Entities other than statutory Liens for Taxes not yet due and payable; and

          (viii)  none of the HomeAdvisor Entities is a party to or bound by any Tax Allocation Agreement (other than the Tax Sharing Agreement) or has any liability for Taxes of any person (other than IAC and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), or as transferee or successor.

          (b)   None of IAC, NewCo, Merger Sub and their respective Subsidiaries has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger (or, the Merger and a subsequent forward merger described in Section 5.13(d), taken together) from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or, alternatively, the Merger, when combined with the Contribution and the IAC Share Issuance, from qualifying as an exchange described in Section 351(a) of the Code, or (ii) the Contribution and the IAC Share Issuance, taken together, from qualifying as an exchange described in Section 351(a) of the Code.

        Section 4.20    Intellectual Property.

          (a)   Section 4.20(a) of the IAC Disclosure Letter sets forth a correct and complete list (in all material respects) as of the date of this Agreement of all HomeAdvisor Intellectual Property that is issued by, filed with, registered with, or the subject of a pending application before any Governmental Entity (the "HomeAdvisor Registered Intellectual Property"). Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, to the knowledge of IAC, (i) the HomeAdvisor Registered Intellectual Property is subsisting and has not been abandoned or cancelled, and (ii) no Proceeding (other than office actions in connection with the prosecution of applications) is pending or threatened in writing before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any HomeAdvisor Registered Intellectual Property.

          (b)   A HomeAdvisor Entity owns the HomeAdvisor Intellectual Property free of all Liens other than Permitted Liens, except as has not or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (c)   (i) No material Proceedings are pending against a HomeAdvisor Entity, or, are threatened in writing, alleging that a HomeAdvisor Entity is infringing, misappropriating or otherwise violating the Intellectual Property of any person; (ii) no person is infringing, misappropriating, or otherwise violating any material HomeAdvisor Intellectual Property, and no HomeAdvisor Entity has instituted or threatened to institute any Proceeding against any person with respect to the foregoing in this subsection (ii); and (iii) the operation by the HomeAdvisor Business as currently conducted does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any person, except, with respect to each of the foregoing in subsections (i), (ii) and (iii) as has not or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (d)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, the HomeAdvisor Entities have taken commercially reasonable actions to protect all HomeAdvisor Intellectual Property which derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use. There has been no unauthorized disclosure of the HomeAdvisor Intellectual Property, except as has not or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (e)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, the Software that is owned by a HomeAdvisor Entity ("HomeAdvisor Software") is not distributed under an Open Source License in a manner that would require any HomeAdvisor Software to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be licensed, sold or distributed at no cost to the recipient. The HomeAdvisor Entities are in compliance with all Open Source Licenses to which they are subject, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect.

          (f)    Each HomeAdvisor Entity and, with respect to the HomeAdvisor Business, IAC has (i) complied in all material respects with its HomeAdvisor Business Privacy Policies and with all applicable Privacy and Security Obligations, and (ii) taken measures to protect all Personal Data in its possession in all material respects against loss, damage, unauthorized access, or other misuse. The execution, delivery and performance of this Agreement, and the transfer of all Personal Data maintained by the HomeAdvisor Entities and, with respect to the HomeAdvisor Business, IAC to NewCo, is and will be compliant with all HomeAdvisor Business Privacy Policies and Privacy and Security Obligations. To the knowledge of IAC, there has been no material loss, unauthorized access, or other misuse of any Personal Data held by or on the behalf of the HomeAdvisor Entities, including in a manner that would trigger a notification or reporting requirement under any Privacy and Security Obligation.

          (g)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, all employees, agents, consultants, contractors or third parties that have contributed to or otherwise participated in the development of the HomeAdvisor Software have entered into valid and effective agreements assigning all of their Intellectual Property in the HomeAdvisor Software to a HomeAdvisor Entity.

          (h)   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, no HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC: (i) is a party to any patent-related covenants or restrictive licenses that could limit the HomeAdvisor Entities' ability to conduct the HomeAdvisor Business as currently conducted; and (ii) are not subject to any restrictions that result from exclusivity arrangements, rights of first refusal (or equivalent rights), government funding or commitments to license technology or Intellectual Property on "standard" or "reasonable" terms.

          (i)    Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a HomeAdvisor Material Adverse Effect, none of the HomeAdvisor Entities or, with respect to the HomeAdvisor Business, IAC has taken any action that would result in: (i) a loss of, or Lien on, any HomeAdvisor Intellectual Property; (ii) a breach of or default under any Intellectual Property-related Contract related to the HomeAdvisor Business; (iii) the release, disclosure or delivery of any HomeAdvisor Intellectual Property by or to any escrow agent or other person; or (iv) the grant, assignment or transfer to any other person of any license or other right or interest under, to or in any HomeAdvisor Intellectual Property.

        Section 4.21    Affiliate Transactions.     To the knowledge of IAC, no officer, director or Affiliate (excluding the HomeAdvisor Entities) of IAC or its Subsidiaries or any individual in such officer's or director's immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the HomeAdvisor Business, (b) with the exception of liabilities incurred in the ordinary course of business, owes money to, or is owed money by, a HomeAdvisor Business or (c) is a party to or the beneficiary of any Contract with a HomeAdvisor Entity that, if in effect immediately following the Effective Time, would be required to be reported by NewCo pursuant to Item 404 of Regulation S-K promulgated by the SEC, except in each case for compensation and benefits payable under any HomeAdvisor Benefit Plans to officers and employees in their capacity as officers and employees (Contracts of the type referred to in this clause (c), "HomeAdvisor Affiliate Contracts").

        Section 4.22    No Guarantor of Indebtedness.     Immediately following the Effective Time, NewCo will not be a guarantor of any indebtedness for borrowed money of IAC or any of IAC's Affiliates, including any obligation, direct or indirect, contingent or otherwise, of IAC or any of IAC's Affiliates to purchase, pay or otherwise assure (or advance or supply funds for the purchase or payment of) indebtedness for borrowed money of IAC or any of IAC's Subsidiaries. Immediately following the Effective Time, there will be no Liens on any of the assets of NewCo, other than Permitted Liens, arising under any indebtedness for borrowed money of IAC or any of IAC's Subsidiaries (including any such obligations described in the prior sentence).

        Section 4.23    No Additional Representations.     Except for the representations and warranties contained in this Article IV or in any certificates delivered by IAC, NewCo or Merger Sub in connection with the Merger, the Company acknowledges that neither IAC, NewCo nor Merger Sub nor any person on behalf of IAC, NewCo or Merger Sub makes any other express or implied representation or warranty with respect to IAC, NewCo, Merger Sub, the HomeAdvisor Entities or any of their respective Subsidiaries pursuant to this Agreement or with respect to any other information provided to the Company in connection with the transactions contemplated hereby or by the Ancillary Agreements, including the accuracy, completeness or currency thereof.

ARTICLE V

COVENANTS AND AGREEMENTS

        Section 5.1    Conduct of Business.

          (a)   From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the "Termination Date"), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of IAC (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) or Section 5.1(b) of the Company Disclosure Letter, the Company covenants and agrees that it shall conduct the business of the Company and its Subsidiaries in the ordinary course of business in all material respects, and shall use reasonable best efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with employees, customers and suppliers.

          (b)   The Company agrees with IAC that from the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) with the prior written consent of IAC (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as may be expressly contemplated or required by this Agreement or (iii) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company:

            (A)  shall not amend or restate any Company Organizational Document, and shall not permit any of its Subsidiaries to amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents;

            (B)  shall not, and shall not permit any of its Subsidiaries to, (1) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction, or (2) repurchase, redeem or otherwise acquire any shares of capital stock of or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interests other than other than (x) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options, (y) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards, and (z) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards;

            (C)  shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any wholly owned Subsidiary of the Company;

            (D)  shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than in connection with the Merger, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

            (E)  shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $250,000 in the aggregate, except as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries;

            (F)  shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber, other than any Permitted Liens, any properties or assets with a value in excess of $500,000 in the aggregate, except (1) sales, transfers and dispositions of inventory and products, licenses of Intellectual Property not prohibited by clause (N) of this Section 5.1(b), (2) any other sales, leases, licenses, transfers, exchanges, swaps or dispositions or encumbrances of property or assets in the ordinary course of business or (3) pursuant to existing written Contracts or commitments as of the date of this Agreement which written Contracts or commitments are identified in Section 5.1(b)(F) of the Company Disclosure Letter;

            (G)  shall not, and shall not permit any of its Subsidiaries to authorize any capital expenditures in excess of $250,000 per month in the aggregate;

            (H)  shall not, and shall not permit any of its Subsidiaries to (1) modify, amend or terminate, agree to extend the term of, or waive any material rights under, any Company Material Contract other than renewals in the ordinary course of business of Contracts set forth in Section 3.19(a)(iii) of the Company Disclosure Letter (and that are not otherwise Company Material Contracts) for a renewal term of one (1) year or less unless cancellable by the Company or its Subsidiaries upon notice of ninety (90) days or less and without penalty or other liability of the Company and its Subsidiaries, (2) enter into any new Contract (x) which would be a Company Material Contract, or (y) having a term in excess of two (2) years unless (in the case of this clause (y)) such Contract is cancellable by the Company or its Subsidiaries upon notice of ninety (90) days or less and without penalty or other liability of the Company and its Subsidiaries (other than, in each case, any Company Material Contract that is a an employment agreement, which shall be governed by Section 5.1(b)(M));

            (I)   shall not, and shall not permit any of its Subsidiaries to, change any material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

            (J)   shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options outstanding), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Equity Awards outstanding on the date of this Agreement, (2) the acquisition of shares of Company Common Stock pursuant to the exercise of Company Options or the settlement of a Company Equity Award, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the date of this Agreement, and (3) pledges under the Company Credit Agreement;

            (K)  shall not, and shall not permit any of its Subsidiaries to, (1) incur, assume, guarantee or otherwise become liable for any (a) liabilities, contingent or otherwise, for borrowed money; (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) letters of credit, letters of guaranty, bankers' acceptances or similar obligations, instruments or facilities; (d) obligations to pay deferred purchase price of property or services; (e) leases that are required to be capitalized under GAAP; (f) indebtedness of others secured by (or for which the holder of such indebtedness has an existing right to be secured by) a lien on any asset of such person; (g) obligation under conditional sale or other title retention agreements relating to assets purchased by such person; (h) interest rate, currency or other hedging agreements; or (2) guarantee of any of the foregoing in subclause (1), except for (w) any indebtedness or obligations among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries; (x) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company's Subsidiaries of indebtedness of the Company or any Subsidiary of the Company; (y) trade payables incurred in the ordinary course of business and (z) obligations arising from inventory transactions in the ordinary course of business;

            (L)  shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding (other than Tax claims or proceedings, which shall be governed by clause (O)), other than waivers, releases, assignments, settlements or compromises that do not exceed $500,000 individually and $1,000,000 in the aggregate and do not involve any admission of wrongdoing or equitable relief;

            (M) except as required by applicable Law or any Company Benefit Plan in existence as of the date of this Agreement, (1) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors other than (x) increases in the compensation for independent contractors in the ordinary course of business consistent with past practice or (y) increases to health and welfare benefits that are not material and that apply to all similarly situated employees, (2) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, (4) enter into any employment, severance or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, officers, employees or individual independent contractors, (5) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, (6) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (7) terminate the employment of any employee or individual independent contractor whose total annual cash compensation exceeds $150,000, other than for poor performance or for "cause," or (8) hire any employee or individual independent contractor whose total annual cash compensation exceeds $150,000; provided that this clause (8) shall not preclude the Company from hiring sales employees to fill vacant positions that arise from terminations of employment of non-management sales employees of the Company and its Subsidiaries so long as the compensation terms for such newly hired non-management sales employees are no more favorable than the compensation terms applicable to the departed sales employee;

            (N)  shall not, and shall not permit any of its Subsidiaries to (1) abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge (other than a frivolous challenge) to any material Company Registered Intellectual Property or (2) sell, transfer, license or otherwise encumber any material Company Intellectual Property other than non-exclusive licenses entered into in the ordinary course of business;

            (O)  shall not, and shall not permit any of its Subsidiaries to, change or revoke any material Tax election, change any Tax accounting period or material Tax accounting method, file any material amended Tax Return, enter into any closing agreement relating to material Taxes, request any material Tax ruling, settle or compromise any material Tax claim, liability or refund, extend the statutory period of limitations with respect to the assessment or collection of any material Tax, or surrender any claim for a material refund of Taxes; and

            (P)   shall not, and shall not permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (O) of this Section 5.1(b).

  In addition, the Company agrees that it shall use its reasonable best efforts to make marketing expenditures in the remaining months of the 2017 calendar year in the amount set forth in Section 5.1(b) of the Company Disclosure Letter with determinations regarding the allocation of such amount among various marketing programs to be made by the Company in its reasonable discretion.

          (c)   From and after the date of this Agreement until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to IAC or any of its Subsidiaries, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or required by this Agreement or any Ancillary Agreement or (iv) as set forth in Section 5.1(c) of the IAC Disclosure Letter, IAC covenants and agrees that it shall conduct the HomeAdvisor Business in the ordinary course of business in all material respects, and shall use reasonable best efforts to preserve intact the HomeAdvisor Business's present lines of business, maintain its rights, franchises and permits and preserve relationships with employees, customers and suppliers.

          (d)   IAC agrees with the Company, on behalf of itself and its Subsidiaries, that from the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as may be expressly contemplated or required by this Agreement or any Ancillary Agreement, (iii) as set forth in Section 5.1(d) of the IAC Disclosure Letter or (iv) pursuant to the restructuring or reorganization of the HomeAdvisor Assets, HomeAdvisor Liabilities (each as defined in the Contribution Agreement) and HomeAdvisor Entities in connection with the Contribution and the Merger, IAC:

            (A)  shall not permit NewCo or the HomeAdvisor Entities to amend or restate the certificate of incorporation, bylaws or limited liability company agreement of the HomeAdvisor Entities or NewCo, in each case, in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of IAC, NewCo or Merger Sub to consummate the Merger or otherwise be adverse to the Company or the holders of Company Common Stock after giving effect to the conversion of the Company Common Stock in exchange for the Merger Consideration;

            (B)  shall not permit NewCo or the HomeAdvisor Entities to (1) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except, in the case of the HomeAdvisor Entities, for any such transaction by a wholly owned Subsidiary of the HomeAdvisor Entities which remains a wholly owned Subsidiary after consummation of such transaction, or (2) repurchase, redeem or otherwise acquire any shares of capital stock of or other ownership interest in the HomeAdvisor Entities or any securities convertible into or exchangeable for any such shares or ownership interests, other than the acquisition of such shares or securities pursuant to (x) any HomeAdvisor Benefit Plan or (y) the exercise of any option or the settlement of any equity award, if necessary to effectuate an option direction upon exercise or for withholding of Taxes;

            (C)  shall not, with respect to the HomeAdvisor Business, and shall not permit NewCo or the HomeAdvisor Entities to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

            (D)  shall not, and shall not permit NewCo or the HomeAdvisor Entities or any other Subsidiary of IAC to make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, which acquisition, loan, advances, capital contributions or investments would reasonably be expected to materially delay or impede the consummation of the Merger;

            (E)  shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber, other than any Permitted Lien, any properties or assets of the HomeAdvisor Business with a value in excess of $5,000,000 in the aggregate, except sales, transfers and dispositions of inventory and products, licenses of Intellectual Property and any other sales, leases, licenses, transfers, exchanges, swaps or dispositions or encumbrances of property or assets in the ordinary course of business, including pursuant to IAC's existing credit facility and guarantees thereof;

            (F)   shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of the capital stock or other ownership interest in any of the HomeAdvisor Entities or any securities convertible into or exchangeable for any such shares or ownership interest, any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or any HomeAdvisor Entity Equity Award, other than (1) issuances, sales or dispositions of shares of capital stock by a HomeAdvisor Entity wholly owned (directly or indirectly) by IAC to another HomeAdvisor Entity wholly owned (directly or indirectly) by IAC, (2) the subsequent pledge of such shares acquired by such shareholders to third parties provided, however, in no event shall NewCo issue or sell, or authorize the issuance or sale, of any additional shares of the capital stock or other ownership interest in NewCo or any securities convertible into or exchangeable for any such shares or ownership interest, any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities other than the IAC Share Issuance;

            (G)  shall not, with respect to the HomeAdvisor Business, and shall not permit the HomeAdvisor Entities, to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for any (1) indebtedness or guarantees incurred in the ordinary course of business of the HomeAdvisor Business and (2) any indebtedness or guarantees pursuant to IAC's existing credit facility and bonds;

            (H)  shall not, and shall not permit any of its Subsidiaries to enter into any HomeAdvisor Affiliate Contract that will not be terminated at or prior to the Effective Time;

            (I)    shall not, and shall not permit any of its Subsidiaries to, change or revoke any material income Tax election, change any tax accounting period or material tax accounting method, file any material amended Tax return, enter into any closing agreement relating to material Taxes, request any material Tax ruling, settle or compromise any material Tax liability or refund, extend the statutory period of limitations with respect to the assessment or collection of any material Tax, or surrender any claim for a material refund of Taxes; provided that this Section 5.1(d)(I) shall apply only to actions taken solely with respect to separate Tax returns of NewCo, Merger Sub, or any of the HomeAdvisor Entities, or Tax returns of any consolidated, combined, or unitary group which consists solely of any of the foregoing entities;

            (J)   shall not, and shall not permit any of its Subsidiaries to abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge (other than a frivolous challenge) to any material HomeAdvisor Registered Intellectual Property; and

            (K)  shall not agree or permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions.

        Section 5.2    Access.

          (a)   For purposes of facilitating the transactions contemplated hereby and by the Ancillary Agreements, each of the Company and IAC shall afford (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives of the other party such reasonable access during normal business hours upon reasonable notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, in the case of the Company, to its and its Subsidiaries', and in the case of IAC, to the HomeAdvisor Entities and their respective Subsidiaries', respective personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its

  Subsidiaries or the HomeAdvisor Entities and their respective Subsidiaries, as the case may be, as the Company and IAC may reasonably request. Notwithstanding the foregoing, neither IAC nor the Company shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of such party, (i) violates any of its or its Subsidiaries' obligations with respect to confidentiality, (ii) is subject to any attorney-client, work-product or other legal privilege or (iii) the disclosure of which would violate any Law or legal duty (provided that the withholding party will use commercially reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including, but not limited to, entering into appropriate common interest or similar agreements) provided, further, that nothing herein shall authorize IAC or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by IAC or its Subsidiaries. Each of IAC and the Company agrees that prior to the Closing it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.2(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement or by the Ancillary Agreements. Each of the Company and IAC will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from requests for access.

          (b)   The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Agreements shall be governed in accordance with the confidential disclosure agreement, dated as of December 9, 2016, between the Company and IAC, as amended (the "Confidentiality Agreement"). IAC and the Company agree that the Confidentiality Agreement shall terminate and shall be of no further force and effect as of the Effective Time.

          (c)   After the date of this Agreement, the Company agrees that it shall consult with IAC reasonably in advance of committing to any new marketing program as described on Section 5.2(c) of the Company Disclosure Letter expected to involve expenditures in excess of $250,000 and shall consider any reasonable input provided by IAC.

        Section 5.3    No Solicitation.

          (a)   Except as expressly permitted by this Section 5.3, the Company shall, and the Company shall cause each of its Affiliates and its and their respective officers, directors and employees to, and shall cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively "Representatives") of the Company or any of its Affiliates to: (A) immediately cease and cause to be terminated any solicitation, knowing encouragement, discussions or negotiations with any persons conducted prior to the execution of this Agreement with respect to any Company Takeover Proposal, and promptly instruct or otherwise request, each person that has executed a confidentiality or non-disclosure agreement within the twelve (12)-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such person or its Representatives, (B) terminate access by all persons (other than IAC and its Representatives) to any physical or electronic data rooms relating to a possible Company Takeover Proposal and (C) from and after the date of this Agreement until the earlier of the Effective Time and the Termination Date, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing confidential information) any inquiries regarding, or the making, submission or announcement by any person of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations with any person regarding a Company Takeover Proposal, or furnish to any other person (other than IAC and its Representatives) any information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any person (other than IAC and its Representatives), in each case in connection with or for the purpose of encouraging or facilitating a Company Takeover Proposal (other than to refer the inquiring person to this Section 5.3), (3) approve, endorse or recommend and Company Takeover Proposal or approve, endorse, recommend or enter into, or propose to approve, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Company Takeover Proposal or (4) resolve, propose or agree to do any of the foregoing.

          (b)   Except as specifically provided by this Agreement, the Company shall not take any action to exempt any person from the restrictions on "business combinations" contained in § 203 of the DGCL or the Company Organizational Documents or otherwise cause such restrictions not to apply. Except if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that any such action or forbearance would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (i) standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (ii) confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party (excluding any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal).

          (c)   Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval but not after, the Company receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from, directly or indirectly, a breach of this Section 5.3 and the Company Board of Directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Company Takeover Proposal and its Representatives; provided that the Company shall substantially concurrently with the delivery to such person provide to IAC any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to IAC and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including making counterproposals) and its Representatives regarding such Company Takeover Proposal. "Acceptable Confidentiality Agreement" means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to IAC that are contained in the Confidentiality Agreement, provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.3 and provided, further, that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Company Takeover Proposals.

          (d)   The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify, orally and in writing, IAC of any Company Takeover Proposal received by the Company or any of its Representatives, which notice shall include the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, including unredacted copies of any written proposal relating thereto provided to the Company or any of its Representatives (including copies of any material amendments thereto) and indicate whether the Company has furnished nonpublic information to, or entered into discussions or negotiations with, such third party. The Company shall keep IAC reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after any determination) advise IAC in writing if the Company Board of Directors determines to begin providing information or engaging in discussions or negotiations concerning a Company Takeover Proposal pursuant to Section 5.3(c). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to IAC in accordance with this Section 5.3.

          (e)   Except as expressly permitted by this Section 5.3(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus when disseminated to the Company stockholders (and at all times thereafter prior to the receipt of the Company Stockholder Approval), (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to IAC, the Company Recommendation, (C) make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary "stop, look and listen" communication by the Company Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, (D) fail to recommend against a Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within five (5) Business Days after a request by IAC to do so or (E) resolve, agree or publicly propose to take any such actions; provided, however, that (1) such five (5) Business Day period referred to in the foregoing clause (D) shall be extended for an additional five (5) Business Days following any material modification to any Company Takeover Proposal occurring after the receipt of IAC's written request and (2) IAC shall be entitled to make such a written request for reaffirmation only once for each Company Takeover Proposal and once for each material amendment to such Company Takeover Proposal (any action described in this clause (i) being referred to as an "Adverse Recommendation Change"), or (ii) authorize, approve or recommend or cause or permit the Company or any of its Subsidiaries to enter into, any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)). Notwithstanding anything to the contrary contained in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board of Directors may make an Adverse Recommendation Change with respect to such Superior Proposal and/or cause the Company to terminate this Agreement in accordance with Section 7.1(h) in order to enter into a definitive agreement providing for the consummation of the transaction contemplated by such Superior Proposal, in either case if (x) the Company is not in breach of this Section 5.3 and (y) after receiving a bona fide unsolicited written Company Takeover Proposal that did not result from, directly or indirectly, a breach of Section 5.3(a), the Company Board of Directors has determined in good faith, (i) after consultation with outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Superior Proposal and (ii) after consultation with outside legal counsel, in light of such Company Takeover Proposal, that the failure to make such an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(h) would be reasonably likely to be inconsistent with the Company Board of

  Directors' fiduciary duties under applicable Law; provided, however, that, prior to making any Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(h), (A) the Company has given IAC at least three (3) Business Days' prior written notice of its intention to make such an Adverse Recommendation Change (which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to IAC a copy of the Superior Proposal and a copy of any written proposed transaction documents relating to such Superior Proposal (including any financing commitments related thereto), (B) the Company has negotiated in good faith with IAC during such notice period, to the extent IAC wishes to negotiate in good faith, to enable IAC to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by IAC, and shall have determined, after consultation with outside financial advisors and outside legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed by IAC were to be given effect, and (D) in the event of any change to any material terms of such Superior Proposal, the Company shall, in each case, have delivered to IAC an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the three (3) Business Day period notice period referred to in clause (A) above of this proviso shall instead be equal to two (2) Business Days) during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

          (f)    Other than in connection with a Superior Proposal (which, for the avoidance of doubt, shall be subject to Section 5.3(e) and shall not be subject to this Section 5.3(f) ), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making an Adverse Recommendation Change (other than as described in clause (C) of the definition thereof) in response to an Intervening Event if the Company Board of Directors has determined in good faith, after consultation with outside legal counsel, that the failure of the Company Board of Directors to make an Adverse Recommendation Change (other than pursuant to clause (C) of the definition thereof) would be inconsistent with the Company Board of Directors' fiduciary duties under applicable Law; provided, however, that, prior to making such Adverse Recommendation Change, (A) the Company has given IAC at least four (4) Business Days' prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor, (B) the Company has negotiated, and directed its Representatives to negotiate, in good faith with IAC during such notice period after giving any such notice, to the extent IAC wishes to negotiate in good faith, to enable IAC to propose revisions to the terms of this Agreement such that it would not permit the Company Board of Directors to make an Adverse Recommendation Change pursuant to this Section 5.3(f) and (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by IAC, and shall have determined, after consultation with outside legal counsel, that failure to make an Adverse Recommendation Change (other than pursuant to clause (C) of the definition thereof) in response to such Intervening Event would be inconsistent with the Company Board of Directors' fiduciary duties under applicable Law.

          (g)   Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any "stop, look and listen" communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors, after consultation with outside counsel, the failure so to disclose would be reasonably likely to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors, provided that any public disclosure (other than any "stop, look and listen" statement made under Rule 14d-9(f) under the Exchange Act) by the Company or the Company Board of Directors pursuant to this Section 5.3(g) shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly and publicly reaffirms the Company Recommendation in such disclosure.

        Section 5.4    Filings; Other Actions.

          (a)   As promptly as reasonably practicable following the date of this Agreement, IAC and the Company shall prepare, and IAC shall cause NewCo to file with the SEC, the Form S-4, which will include the Proxy Statement/Prospectus. Each of IAC and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby or by the Ancillary Agreements. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company's stockholders as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act. IAC shall use its reasonable best efforts, and the Company shall reasonably cooperate with IAC, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement or by the Ancillary Agreements, including the Merger. IAC shall also cause NewCo to take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of NewCo Class A Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by IAC in connection with any such action. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by IAC or the Company, as applicable, without the other's prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith); provided, however, that the Company, in connection with an Adverse Recommendation Change or if otherwise required by Law (on the advice of outside counsel), may amend or supplement the Proxy Statement/Prospectus pursuant to a Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to IAC or its Subsidiaries or their respective businesses, financial condition or results of operations. A "Qualifying Amendment" means an amendment or supplement to the Proxy Statement/Prospectus, and, thereby, an amendment or supplement to the Form S-4 (by way of incorporation by reference) to the extent it contains (a) an Adverse Recommendation Change, (b) a statement of the reason of the Board of Directors of the Company for making such Adverse Recommendation Change, and (c) additional information reasonably related to the foregoing.

          (b)   Each of the Company and IAC shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 and advise the other party or any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4. Each of the Company and IAC shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and IAC shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. IAC or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of NewCo Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to IAC or the Company, or any of their respective Affiliates, officers or directors, is discovered by IAC or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

          (c)   As promptly as practicable following the date of this Agreement, each of IAC and the Company shall use their respective reasonable best efforts to make and to cause NewCo to make all other filings required to be made with respect to the Mergers and the transactions contemplated hereby and by the Ancillary Agreements under the Securities Act and the Exchange Act and applicable state "blue sky" Laws and the rules and regulations thereunder.

          (d)   As promptly as reasonably practicable after the date of this Agreement, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to establish a record date for the Company Stockholders' Meeting. As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the "Company Stockholders' Meeting"). Notwithstanding the foregoing, the Company may, and IAC may require the Company to, adjourn or postpone the Company Stockholders' Meeting to a date that is not more than twenty (20) days after the date for which the Company Stockholders' Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) if sufficient votes to constitute the Company Stockholder Approval have not been obtained. Once the Company has established a record date for the Company Stockholders' Meeting, the Company shall not change such record date or establish a different record for the Company Stockholders' Meeting without the prior written consent of IAC, unless required to do so by applicable Law or the Company's bylaws. The Company will, except in the case of an Adverse Recommendation Change in compliance with Section 5.3(e) or Section 5.3(f) as applicable, through the Company Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NASDAQ or applicable Laws to obtain such approvals. Prior to the date of the Company Stockholders' Meeting, the Company shall, upon the reasonable request of IAC, direct the proxy solicitor or other agent of the Company to advise IAC, once a day for each of the seven (7) Business Days prior to the Company Stockholders' Meeting, as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval.

        Section 5.5    Regulatory Approvals; Efforts.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, and without limiting any other provision hereof, each of IAC and the Company will use its reasonable best efforts to take or cause to be taken all actions and to do or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including: (i) making filings and responding to inquiries under the HSR Act; (ii) defending any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and by the Ancillary Agreements; and (iii) executing and delivering any additional instruments or documents necessary to consummate the transactions contemplated by, and to fully carry out and document the intent of, this Agreement and the Ancillary Agreements.

          (b)   IAC and the Company will file, or cause to be filed, their respective initial pre-merger notifications under the HSR Act no later than ten (10) Business Days after the date of this Agreement.

          (c)   Each of the Company and IAC shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. The Company and IAC shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity regarding HSR Act matters, and shall comply as promptly as practicable with any such inquiry or request. Each of the Company and IAC shall direct its counsel (to the extent permitted by applicable Law and in each case regarding the transactions contemplated by this Agreement or by the Ancillary Agreements and without waiving attorney-client, work product or any other applicable privilege) to furnish to the other's counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Unless required by applicable Law, none of the Company or IAC or any of their respective Affiliates or Representatives shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other substantive communication by any means) with any Governmental Entity regarding HSR Act matters without giving, in the case of IAC and its Affiliates, the Company, and in the case of the Company and its Affiliates, IAC prior reasonable notice of the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of the Company or IAC, as applicable, shall be limited to outside antitrust counsel only).

          (d)   Without limiting the generality of Section 5.5(a), Section 5.5(b) and Section 5.5(c), but subject to Section 5.5(e), IAC shall, and shall cause its Subsidiaries to, use its and their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions, including taking all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity may assert under any antitrust or competition Law with respect to the transactions contemplated by this Agreement and by the Ancillary Agreements, and to avoid or eliminate each and every impediment under any such Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements so as to enable Closing to occur as soon as reasonably practicable (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of NewCo or any of its Subsidiaries (including HomeAdvisor, Inc. and its Subsidiaries and the Surviving Company and its Subsidiaries after the Closing) and (y) otherwise taking or committing to take any actions that after the Closing would limit the freedom of NewCo or its Subsidiaries (including HomeAdvisor, Inc. and its Subsidiaries and the Surviving Company and its Subsidiaries after the Closing) with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any Order that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date; provided, however, that neither the Company nor any of its Subsidiaries shall become subject to, or be required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order, unless such requirement, condition, understanding, agreement or order is binding only in the event that the Closing occurs and; provided, further that any proposed sale, divestiture or disposition of any assets or businesses of NewCo or any of its Subsidiaries (including HomeAdvisor, Inc. and its Subsidiaries and the Surviving Company and its Subsidiaries after the Closing) may only occur following the Contribution with such proceeds of any such sale, divestiture or disposition being paid to NewCo.

          (e)   Notwithstanding anything to the contrary in this Agreement, none of IAC nor any of its Subsidiaries or other Affiliates shall be required to offer or commit to hold separate, sell, divest or dispose of any assets or businesses of IAC or any of its Subsidiaries (including NewCo, HomeAdvisor, Inc. and its Subsidiaries and the Surviving Company and its Subsidiaries after the Closing) that would reasonably be expected to have a material adverse effect as measured against the Company.

        Section 5.6    Takeover Statutes.     If any "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar state anti-takeover Laws and regulations becomes, or is deemed applicable to the Merger or any other transactions contemplated hereby or by the Ancillary Agreements, the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and by the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and by the Ancillary Agreements.

        Section 5.7    Public Announcements.

          (a)   Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release, public statement or other public communication with respect to this Agreement or the transactions contemplated hereby or by the Ancillary Agreements and, subject to the requirements of applicable Law, the rules of any securities exchange or regulatory body, court process or rule, shall not issue any such press release, public statement or other public communication prior to such consultation. IAC and the Company agree to issue a mutually acceptable initial joint press release announcing the execution of this Agreement and other initial communications regarding this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the restrictions set forth in this Section 5.7 shall not apply to any release or announcement made with respect to any Adverse Recommendation Change made in compliance with Section 5.3.

          (b)   Unless an Adverse Recommendation Change has occurred, the Company shall consult with IAC regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases and regulatory matters, reasonably in advance of publication and release.

        Section 5.8    Indemnification and Insurance.

          (a)   NewCo and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time

  (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, NewCo and the Surviving Company shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company's and any of its Subsidiaries' certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company's organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

          (b)   The Surviving Company shall, and NewCo shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person's heirs, executors or administrators, an "Indemnified Party"), in each case against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "Action"), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

          (c)   For a period of six (6) years from the Effective Time, NewCo shall cause to be maintained in effect the coverage provided by the policies of directors' and officers' liability insurance and fiduciary liability insurance in effect as of the date of this Agreement by the Company and its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors' and officers' liability insurance and fiduciary liability insurance coverage in effect as of the date of this Agreement by the Company and its Subsidiaries, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors' and officers' liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time, including the transactions contemplated hereby; provided, however, that NewCo shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverages (the "Maximum Amount") required to be obtained pursuant hereto, but in such case shall be obligated to obtain a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by the Company prior to the date of this Agreement. If (i) the Company elects, with the prior written consent of IAC, or (ii) IAC elects, then the Company or IAC, as applicable, may at NewCo's cost, prior to the Effective Time, purchase a "tail policy" with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Company, exceed the Maximum Amount and, if such a "tail policy" is purchased, NewCo shall have no further obligations under this Section 5.8(c).

          (d)   NewCo shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8.

          (e)   The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the DGCL or otherwise.

          (f)    The obligations of NewCo and the Surviving Company under this Section 5.8 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.8 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8, and (ii) this Section 5.8 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against NewCo and the Surviving Company and their respective successors and assigns.

          (g)   In the event NewCo or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, NewCo shall cause proper provision to be made so that the successors and assigns of NewCo assume the obligations set forth in this Section 5.8.

        Section 5.9    Employee Matters.

          (a)   During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, IAC shall cause the Company or its Subsidiaries to provide each employee of Company and its Subsidiaries who continues to be employed by NewCo or its Subsidiaries (including Company and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the "Continuing Employees") with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time, and (ii) other compensation and employee benefits that are no less favorable in the aggregate than either (A) those provided by the Company immediately prior to the Effective Time or (B) those provided by IAC to similarly situated employees of IAC.

          (b)   With respect to any employee benefit plan maintained by NewCo or any of its Subsidiaries in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for service with Company or any of its Subsidiaries for purposes of eligibility to participate and vesting, to the same extent such service was recognized as of the Effective Time under a comparable plan of Company and its Subsidiaries in which the Continuing Employee participated (but not for purposes of benefit accrual under any defined benefit pension plans, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time); provided that in no event shall such service recognition result in any duplication of benefits. To the extent permitted by applicable Law and the terms of any insurance policy, IAC shall waive, or cause to be waived, any preexisting condition limitations, exclusions and waiting periods with respect to participation and coverage requirements under any welfare benefit plan maintained by IAC or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such preexisting condition limitations, exclusions and waiting periods would not have been satisfied or waived under the comparable plan of Company and its Subsidiaries in which the Continuing Employee participated.

          (c)   Nothing in this Section 5.9 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan, (ii) prohibit IAC or any of its Subsidiaries from amending or terminating any employee benefit plan or (iii) confer any rights or benefits on any person other than the parties to this Agreement. Nothing in this Agreement shall prohibit IAC from terminating or causing Company to terminate (A) any employee benefit plan following the Effective Time, or (B) the employment (for any reason or for no reason) of any Continuing Employee following the Effective Time without the provision of further salary, bonus or benefits following such termination, except to the extent required by applicable Law.

        Section 5.10    Control of Operations.     Without in any way limiting any party's rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give IAC or the Company, directly or indirectly, the right to control or direct the other party's operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and IAC shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries operations.

        Section 5.11    Section 16 Matters.     Prior to the Effective Time, NewCo and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of NewCo Class A Common Stock (including derivative securities with respect to NewCo Class A Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to NewCo, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 5.12    Transaction Litigation.     The Company shall promptly advise IAC of any litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement or by the Ancillary Agreements, including the Merger, and shall keep IAC reasonably informed regarding any such litigation. The Company shall provide IAC with the opportunity to participate in the Company's defense or settlement of any litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement or by the Ancillary Agreements, including the Merger. The Company agrees that it shall not settle, or offer to settle, any such litigation relating to the transactions contemplated by this Agreement or by the Ancillary Agreements, including the Merger, without the prior written consent of IAC, which consent shall not be unreasonably withheld, conditioned or delayed.

        Section 5.13    Certain Tax Matters.

          (a)   This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).

          (b)   None of the Company, IAC, NewCo, Merger Sub, or any of their respective Subsidiaries, shall take, or omit to take, any action that would, or would reasonably be expected to, prevent or impede (i) the Merger (or, the Merger and a subsequent forward merger described in Section 5.13(d), taken together) from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or, alternatively, the Merger, when combined with the Contribution and the IAC Share Issuance, from qualifying as an exchange described in Section 351(a) of the Code, or (ii) the Contribution and IAC Share Issuance, taken together, from qualifying as an exchange described in Section 351(a) of the Code.

          (c)   Prior to the Effective Time, the Company shall cause the assets of AL BV Investment, Inc., a Delaware corporation, to be owned (or treated for federal income tax purposes as being owned) directly by the Company pursuant to one or more transactions that are collectively treated as a "complete liquidation" of AL BV Investment, Inc. within the meaning of Sections 332(a) and 337(a) of the Code or a "reorganization" within the meaning of Section 368(a) of the Code.

          (d)   Prior to the Effective Time, the Parties shall cooperate in good faith to evaluate additional steps (including a forward merger of the Company subsequent to the Merger) that could be taken to preserve the intended treatment of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code in the event that the Merger otherwise would not so qualify.

        Section 5.14    NASDAQ Listing.     Each of IAC and the Company shall use their reasonable best efforts to cause NewCo Class A Common Stock issuable in the Merger and such other NewCo Class A Common Stock to be reserved for issuance upon exercise or settlement of options and other equity awards of NewCo to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date. IAC shall provide the Company with the opportunity to review, comment on and approve any filings or submissions to be made to the NASDAQ and to participate in any proceeding before the NASDAQ in connection with any action contemplated by this Section 5.14.

        Section 5.15    NASDAQ De-listing; 1934 Act Deregistration.     IAC shall use its reasonable best efforts to cause the shares of Company Common Stock to be de-listed from the NASDAQ and deregistered under the 1934 Act as soon as reasonably practicable following the Effective Time. The Company shall reasonably cooperate with IAC in connection with the actions contemplated by this Section 5.15.

        Section 5.16    Company Indebtedness.

          (a)   The Company shall deliver to IAC, at least five (5) Business Days prior to the Effective Time, a payoff letter with respect to the Financing Agreement, dated as of September 26, 2014, by and among the Company, the Subsidiaries of the Company party thereto, the lenders party thereto and TCW Asset Management Company, as Collateral Agent and Administrative Agent (as amended, supplemented, or otherwise modified from time to time, the "Company Credit Agreement"), which payoff letter shall provide, subject to customary exceptions, that upon receipt from or on behalf of the Company of the payoff amount set forth in the payoff letter, (a) the indebtedness incurred pursuant to the Company Credit Agreement and instruments related thereto shall be satisfied, and all obligations of the lenders terminated, and (b) all Liens relating to the assets, rights and properties of the Company or any of its Subsidiaries granted to the Collateral Agent pursuant to the Company Credit Agreement to secure such indebtedness, shall be released and terminated. Prior to the Effective Time, IAC or one of its Subsidiaries shall provide, pursuant to the Intercompany Note, all funds to the Company required to pay off all amounts outstanding under the Company Credit Agreement (including accrued and unpaid interest, related fees and expenses); provided that the Company and its Subsidiaries shall use such funds to effect such repayment.

        Section 5.17    Notification of Certain Matters.     Each of the Company and IAC shall promptly notify the other of any fact, event or circumstance known to it that (a) has had or is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to have a Company Material Adverse Effect, in the case of the Company, or HomeAdvisor Material Adverse Effect, in the case of IAC or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.17 or the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

        Section 5.18    Ancillary Agreements.

          (a)   IAC shall use its reasonable best efforts to consummate the Contribution and the IAC Share Issuance in accordance with Section 1.1 and the Ancillary Agreements. Without limiting the foregoing, IAC shall use its reasonable best efforts to cause each condition set forth in Section 2.04(c) of the Contribution Agreement (other than Section 2.04(c)(1)) to be satisfied as promptly as practicable following the date of this Agreement. IAC shall enter into, and shall cause NewCo to enter into, the Ancillary Agreements (in the forms attached to this Agreement, or as amended pursuant to Section 5.18(b) below) to which IAC and/or NewCo is a party at or prior to the Effective Time.

          (b)   Any changes proposed by IAC prior to the Effective Time to any of the Ancillary Agreements from the forms attached to this Agreement as Exhibits E—J (or if the Ancillary Agreements are executed prior to the Effective Time, to such executed documents) shall be subject to the prior approval of the Company (which approval shall not be unreasonably withheld, conditioned or delayed; provided it shall be deemed reasonable for the Company to withhold its consent to any such proposed changes which would be adverse in any material respect to the Company or the Company's stockholders).

        Section 5.19    Obligations of NewCo and Merger Sub.     IAC shall take all action necessary to cause each of NewCo and Merger Sub to perform their respective obligations to be performed under this Agreement prior to the Effective Time and to cause Merger Sub to consummate the transactions contemplated hereby and by the Ancillary Agreements, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, respectively.

        Section 5.20    Financial Statements.     As promptly as reasonably practicable and in no event later than August 1, 2017, IAC shall provide the Company with (i) the audited combined and consolidated financial statements of the HomeAdvisor Business, including the combined statements of income, equity and cash flows of the HomeAdvisor Business, for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 (collectively, the "Audited Financial Statements") and (ii) the unaudited combined and consolidated financial statements of the HomeAdvisor Business for applicable interim periods required to be included in the Form S-4 on August 1, 2017 pursuant to for SEC rules (the "Unaudited Interim Financial Statements"), prepared in all material respects from the books and records of IAC and its Subsidiaries and in accordance with GAAP applied on a consistent basis during the periods involved and the rules and regulations of the SEC, including the requirements of Regulation S-X. IAC will use reasonable best efforts to procure, at its expense, the delivery of the consents of its independent accountants required to be filed with the Form S-4 Registration Statement or any future registration statement until such independent accountant consents are no longer required.

ARTICLE VI

CONDITIONS TO THE MERGER

        Section 6.1    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

          (a)   The Company Stockholder Approval shall have been obtained;

          (b)   No Order (whether temporary, preliminary or permanent) by any Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any of the transactions contemplated hereby or by the Ancillary Agreements, including the Contribution or the IAC Share Issuance;

          (c)   Any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement or by the Ancillary Agreements shall have been terminated or shall have expired;

          (d)   The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

          (e)   The shares of NewCo Class A Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

        Section 6.2    Conditions to Obligation of the Company to Effect the Merger.     The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

          (a)   (i) the representations and warranties of IAC, NewCo and Merger Sub set forth in Section 4.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of IAC, NewCo and Merger Sub set forth in Section 4.2 (other than Section 4.2(a) which is addressed in the preceding clause (i)), Section 4.3(a), Section 4.10(b) and Section 4.16 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the other representations and warranties of IAC, NewCo and Merger Sub set forth in Article IV shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where such failures to be so true and correct (without regard to "materiality" and similar qualifiers contained in such representations and warranties) have not and would not, individually or in the aggregate, have a HomeAdvisor Material Adverse Effect;

          (b)   IAC, NewCo and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time;

          (c)   Since the date of this Agreement, there shall not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a HomeAdvisor Material Adverse Effect;

          (d)   IAC shall have delivered to the Company a certificate, dated the Closing Date and signed by IAC's Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) with respect to the representation, warranties and obligations of IAC have been satisfied;

          (e)   A certificate of NewCo and of Merger Sub, dated the Closing Date and signed by duly authorized officers thereof, shall have been delivered to the Company certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) with respect to the representations, warranties and obligations of NewCo or Merger Sub, as applicable, have been satisfied;

          (f)    The Company shall have received a written opinion from Sidley Austin LLP, in form and substance reasonably acceptable to the Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that either (A) the Merger (or, the Merger and a subsequent forward merger described in Section 5.13(d), taken together) will qualify as a "reorganization" within the meaning of Section 368(a) of the Code or (B) the Merger, when combined with the Contribution and the IAC Share Issuance, will qualify as an exchange described in Section 351(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of NewCo, Merger Sub and the Company (and, in the case of the opinion described in clause (B), IAC) in form and substance satisfactory to such counsel;

          (g)   IAC shall deliver each duly executed Ancillary Agreement to the Company and each Ancillary Agreement shall be, or will automatically be at the Effective Time, in full force and effect; and

          (h)   the Contribution and the IAC Share Issuance shall have been completed in accordance with the Contribution Agreement.

        Section 6.3    Conditions to Obligation of IAC, NewCo and Merger Sub to Effect the Merger.     The obligation of IAC, NewCo and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by IAC) at or prior to the Effective Time of the following conditions:

          (a)   (i) the representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.11(b) , Section 3.20 and Section 3.21 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect contained in such representations and warranties) has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect;

          (b)   The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

          (c)   Since the date of this Agreement, there shall not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

          (d)   The Company shall have delivered to IAC a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied; and

          (e)   IAC shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, in form and substance reasonably acceptable to IAC, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Contribution and the IAC Share Issuance, taken together, will qualify as an exchange as described in Section 351(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of IAC, NewCo and the Company in form and substance satisfactory to such counsel.

        Section 6.4    Frustration of Closing Conditions.     Neither the Company nor IAC may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party's Willful and Material Breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

        Section 7.1    Termination or Abandonment.     Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

          (a)   by the mutual written consent of the Company and IAC;

          (b)   by either the Company or IAC, if the Merger shall not have been consummated on or prior to February 1, 2018 (the "End Date"); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

          (c)   by either the Company or IAC, if an Order shall have been entered by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the transactions contemplated hereby or by the Ancillary Agreements, including the Contribution or the IAC Share Issuance, and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was primarily due to the failure of such party to perform any of its obligations under this Agreement;

          (d)   by either the Company or IAC, if the Company Stockholders' Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

          (e)   by the Company, if IAC, NewCo or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, IAC has not cured such breach or failure within twenty (20) Business Days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

          (f)    by IAC, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within twenty (20) Business Days after receiving written notice from IAC describing such breach or failure in reasonable detail (provided that IAC is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

          (g)   by IAC, prior to receipt of the Company Stockholder Approval in the event of an Adverse Recommendation Change; or

          (h)   by the Company, prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement providing for the consummation of the transaction contemplated by a Superior Proposal (it being understood that the Company shall enter into such definitive agreement concurrently with the termination of this Agreement), but only if the Company is in compliance with Section 5.3 of this Agreement; provided, that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to an account designated by IAC pursuant to Section 7.3.

        Section 7.2    Effect of Termination.     In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for Section 5.2(b), this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company (including its directors, officers, stockholders, employees or Representatives), on the one hand, or IAC, NewCo or Merger Sub (including, in each case, its respective directors, officers, employees or Representatives), on the other hand, to the other except as provided in the Confidentiality Agreement, this Section 7.2, Section 7.3, and liability arising out of or the result of, fraud or any Willful and Material Breach of any covenant or agreement or Willful and Material Breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 7.3, and shall be entitled to all rights and remedies available at law or in equity.

        Section 7.3    Termination Fee.

          (a)   If this Agreement is terminated:

              (i)  by the Company, pursuant to Section 7.1(h);

             (ii)  by IAC pursuant to Section 7.1(g) in the event of an Adverse Recommendation Change; or

            (iii)  (x) by the Company or IAC pursuant to Section 7.1(b) or Section 7.1(d) of this Agreement, or by IAC pursuant to Section 7.1(f) based on the condition set forth in Section 6.3(b) of this Agreement, (y) a Company Takeover Proposal shall have been made or communicated to the Company Board of Directors or shall have been publicly announced or shall have become publicly known and (1) in the case of termination pursuant to Section 7.1(d) shall not have been publicly withdrawn by a date that is at least five (5) Business Days prior to the Company Stockholders' Meeting and (2) in the case of termination pursuant to Section 7.1(b) or Section 7.1(f), shall not have been withdrawn prior to such termination, and (z) within nine (9) months of the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Company Takeover Proposal with a third party (or a third party otherwise consummates a transaction that is a Company Takeover Proposal);

            (iv)  then the Company shall pay to IAC $20,000,000 (the "Company Termination Fee") by wire transfer (to an account designated by IAC) in immediately available funds (A) in the case of clause (i), prior to or concurrently with such termination, (B) in the case of clause (ii), within two (2) Business Days of such termination, or (C) in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to such Company Takeover Proposal and the consummation of such transaction.

          (b)   The payment of the Company Termination Fee shall be compensation and liquidated damages for the loss suffered by IAC as a result of the failure of the transactions contemplated by this Agreement and the Ancillary Agreements to be consummated and to avoid the difficulty of determining damages under the circumstances and the Company shall not have any other liability to IAC after the payment of the Company Termination Fee, except in the case of fraud or a Willful and Material Breach. Each of the parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate IAC in the circumstances in which such Company Termination Fee is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and by the Ancillary Agreements, which amount would otherwise be impossible to calculate with precision. In no event shall IAC be entitled to more than one payment of the Company Termination Fee in connection with a termination of this Agreement pursuant to which the Company Termination Fee is payable. Solely for purposes of this Section 7.3, "Company Takeover Proposal" shall have the meaning ascribed thereto in Section 8.15(b)(xiii), except that all references to 15% shall be changed to 50%.

          (c)   Each of the Company, IAC, NewCo and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby and by the Ancillary Agreements, and that, without these agreements, the Company, IAC, NewCo and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 7.3 and, in order to obtain such payment, IAC commences a suit that results in an award against the Company for such amount, then the Company shall reimburse IAC for all costs and expenses (including reasonable fees of counsel) incurred in such suit and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    No Survival.     None of the representations, warranties, covenants and agreements in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which by their terms contemplate performance after the Effective Time or otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

        Section 8.2    Expenses.     Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring or required to incur such expenses.

        Section 8.3    Counterparts; Effectiveness.     This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, but shall not become effective unless and until one or more counterparts hereof have been signed by each of the parties hereto and delivered (by telecopy, electronic delivery or otherwise) to all the other parties hereto. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 8.4    Governing Law.     This Agreement, and all claims, disputes or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

        Section 8.5    Jurisdiction; Specific Enforcement.     The parties hereto agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction, over a particular matter, any state or federal court within the State of Delaware) and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties further agree that no party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement or by the Ancillary Agreements in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of IAC, NewCo, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

        Section 8.6    WAIVER OF JURY TRIAL.     EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY AGREEMENTS.

        Section 8.7    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless and until the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7 or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

    To IAC, NewCo or Merger Sub:

IAC/InterActiveCorp 555 West 18th Street New York, New York 10011
Facsimile:	(212) 632-9551
Email:	gregg.winiarski@iac.com
Attention:	Gregg J. Winiarski

    with copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Facsimile:	(212) 403-2000
Email:	AJNussbaum@wlrk.com AZPreiss@wlrk.com
Attention:	Andrew J. Nussbaum Alison Z. Preiss

    To the Company:

Angie's List, Inc. 1030 E. Washington Street Indianapolis, IN 46202
Email:	Legal@angieslist.com
Attention:	Chief Counsel/Legal Department

    with copies to (which shall not constitute notice):

Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304
Facsimile:	(650) 565-7100
Email:	mwellington@sidley.com jfitchen@sidley.com
Attention:	Martin A. Wellington Jennifer F. Fitchen

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.7, any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept a notice duly given in the manner set forth herein or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

        Section 8.8    Assignment; Binding Effect.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub, NewCo and IAC may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of IAC or NewCo without the prior written consent of the Company, but no such assignment shall relieve IAC, NewCo or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

        Section 8.9    Severability.     Any term, covenant, restriction or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

        Section 8.10    Entire Agreement.     This Agreement, together with the exhibits and schedules hereto, the Company Disclosure Letter, the IAC Disclosure Letter, the Ancillary Agreements, the Confidentiality Agreement and the non-disclosure letter agreement between the Company and IAC dated March 1, 2017, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties, or among any of them, with respect to the subject matter hereof and thereof, and, subject to Section 8.13, this Agreement is not intended to grant standing to any person other than the parties hereto.

        Section 8.11    Amendments; Waivers.     At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, (a) in the case of an amendment, by a duly authorized representative of each of the Company, IAC, NewCo and Merger Sub and (b) in the case of a waiver, by a duly authorized representative of the party or parties waiving rights hereunder; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NASDAQ require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of a waiver thereof preclude any other or further exercise of any other right hereunder.

        Section 8.12    Headings.     Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 8.13    No Third-Party Beneficiaries.     Each of IAC, NewCo, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.8, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

        Section 8.14    Interpretation.     When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The phrases "the date of this Agreement" and "the date hereof" and terms or phrases of similar import shall be deemed to refer to May 1, 2017, unless the context requires otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any item in the Company Disclosure Letter or IAC Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. References in this Agreement to any Ancillary Agreement are to the form of agreement attached as an Exhibit to this Agreement subject to any changes to such form made in compliance with Section 5.18(b).

        Section 8.15    Definitions.

          (a)    General Definitions.    References in this Agreement to "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to "person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, "knowledge" means (i) with respect to IAC and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the IAC Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Letter. As used in this Agreement, "Business Day" means any day other than a Saturday, Sunday or other day on which the banks in New York, New York or Indianapolis, Indiana are authorized or obligated by law or executive order to remain closed.

          (b)    Certain Specified Definitions.    As used in this Agreement:

              (i)  "Affiliate" means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For the purpose of this definition, "control" (including with correlative meanings, "controlled by" and "under common control with"), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by Contract or otherwise.

             (ii)  "Ancillary Agreements" shall mean the Contribution Agreement, the Investor Rights Agreement, the Tax Sharing Agreement, the Employee Matters Agreement, the Services Agreement and the Intercompany Note.

            (iii)  "Antitrust Law" shall mean the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization.

            (iv)  "Benefit Plan" means each "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not such plan is subject to ERISA, and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, other than a Multiemployer Plan.

             (v)  "CEO PBRSU Award" means the performance-based Company RSU Award granted to the Company's Chief Executive Officer on September 8, 2015.

            (vi)  "Company Benefit Plan" means each Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or individual consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability.

           (vii)  "Company Equity Plan" means the Company's Amended and Restated Omnibus Incentive Plan.

          (viii)  "Company Financial Advisors" means Allen & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

            (ix)  "Company Intellectual Property" means the Intellectual Property that the Company or any of its Subsidiaries owns or claims to own.

             (x)  "Company Material Adverse Effect" means any event, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (a) has had a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents, materially impedes or materially delays, or would prevent, materially impede or materially delay, the consummation of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements; provided, however, that, in the case of clause (a) above, no event, circumstance, change, effect, development, or occurrence resulting from or arising out of any of the following shall be deemed (either alone or in combination) to constitute a Company Material Adverse Effect: (1) changes in general economic, business, credit, capital or other financial market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, or the compliance with or performance under, this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 3.3(a) or Section 3.3(c)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking, or failure in taking, of any action at the request or with the express prior consent of IAC, NewCo or Merger Sub, (5) changes in applicable Law, GAAP or accounting standards, (6) any earthquakes, floods, tornadoes, fires or natural disasters or outbreak or escalation of hostilities, acts of war, sabotage or terrorism, (7) any Proceeding in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (8) the failure of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded); except, in each case with respect to clauses (1), (2), (5) and (6), to the extent (and only to the extent) disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries conduct their business.

            (xi)  "Company PBRSU Award" means a CEO PBRSU Award or a June 2016 PBRSU Award.

           (xii)  "Company Privacy Policy" means any past or present privacy policy or written privacy- or security-related representation or obligation of the Company or any of its Subsidiaries, including any such policy, written representation or obligation relating to: (i) the privacy of users of any website, service or product operated by or on behalf of the Company or any of its Subsidiaries or (ii) the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Personal Data.

          (xiii)  "Company Takeover Proposal" means (i) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger,

    consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company's consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

          (xiv)  "Contract" means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

           (xv)  "Contribution Agreement" means the Contribution Agreement between IAC and NewCo to be entered into prior to or at the Effective Time and a form of which is attached hereto as Exhibit F.

          (xvi)  "Controlled Group Liability" means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 or 4971 of the Code, or (D) as a result of failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

         (xvii)  "Employee Matters Agreement" means the Employee Matters Agreement between IAC and NewCo to be entered into prior to or at the Effective Time and a form of which is attached hereto as Exhibit G.

        (xviii)  "Environmental Claim" means any written claim, action, suit, Proceeding, investigation, Order, demand or notice alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Materials in, at, on or from any property owned or leased by, with respect to Section 3.8(a), the Company or its Subsidiaries, or, with respect to Section 4.8(a), the HomeAdvisor Entities or their Subsidiaries, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

          (xix)  "Environmental Law" means any Law in effect as of the date of this Agreement relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990 and analogous foreign, provincial, state and local Laws.

            (xx)  "Environmental Permit" means all Company Permits relating to Environmental Laws.

          (xxi)  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         (xxii)  "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

        (xxiii)  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

         (xxiv)  "Hazardous Materials" means any substance, waste, liquid or gaseous or solid matter which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by any Environmental Laws.

          (xxv)  "HomeAdvisor Benefit Plan" means each Benefit Plan (A) sponsored or maintained exclusively by a HomeAdvisor Entity, or (B) that provides compensation or benefits solely for one or more employees of the HomeAdvisor Entities; provided, however, that HomeAdvisor Benefit Plans shall not include any equity award agreement between IAC, on the one hand, and any employee of a HomeAdvisor Entity, on the other hand.

         (xxvi)  "HomeAdvisor Business" shall mean the businesses and operations that comprise the "HomeAdvisor" segment of IAC as described in IAC's Annual Report on Form 10-K for the period ended December 31, 2016 and as operated and conducted since December 31, 2016, including entities or businesses acquired since such date (which include MyBuilder Limited and HomeStars Inc.), and which businesses consist of home services digital marketplaces operated in the United States, Canada, France, Germany, Italy, the Netherlands and the United Kingdom.

        (xxvii)  "HomeAdvisor Business Privacy Policy" means any past or present privacy policy or written privacy-or security-related representation or obligation of any HomeAdvisor Entity, or with respect to the HomeAdvisor Business, IAC, including any such policy, written representation or obligation relating to: (i) the privacy of users of any website, service or product operated by or on behalf of any HomeAdvisor Entity, or with respect to the HomeAdvisor Business, IAC, or (ii) the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Personal Data.

      (xxviii)  "HomeAdvisor Entities" shall mean NewCo, HomeAdvisor, Inc., HomeAdvisor International, LLC, each of their respective Subsidiaries and each other member of the HomeAdvisor Group (as defined in the Contribution Agreement), other than the Company and its Subsidiaries as of the Effective Time.

         (xxix)  "HomeAdvisor Entity Equity Award" means (a) any "HA SAR" (as defined in the Employee Matters Agreement) or other equity award outstanding under any HomeAdvisor Entity Equity Plan, and (b) any "IAC RSU" or "IAC Option" (each, as defined in the Employee Matters Agreement) held by any current or former employee of a HomeAdvisor Entity.

          (xxx)  "HomeAdvisor Entity Equity Plan" means any "Subsidiary Equity Plan" (as defined in the Employee Matters Agreement) other than the MHelpDesk Inc. 2014 Equity Incentive Plan.

         (xxxi)  "HomeAdvisor Intellectual Property" means the Intellectual Property that any of the HomeAdvisor Entities owns or claim to own.

        (xxxii)  "HomeAdvisor Material Adverse Effect" means any event, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (a) has had a material adverse effect on the business, condition (financial or otherwise) or results of operations of the HomeAdvisor Business or (b) prevents, materially impedes or materially delays, or would prevent, materially impede or materially delay, the consummation of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements; provided, however, that, in the case of clause (a) above, no event, circumstance, change, effect, development, or occurrence resulting from or arising out of any of the following shall be deemed (either alone or in combination) to constitute a HomeAdvisor Material Adverse Effect: (1) changes in general economic, business, credit, capital or other financial market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the HomeAdvisor Business operates, (3) the announcement or the existence of, or the compliance with or performance under, this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 4.3(a) or Section 4.3(c)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking, or failure in taking, of any action at the request or with the express prior consent of the Company, (5) changes in applicable Law, GAAP or accounting standards, (6) any earthquakes, floods, tornadoes, fires or natural disasters or outbreak or escalation of hostilities, acts of war, sabotage or terrorism, (7) any Proceeding in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (8) the failure of the HomeAdvisor Entities to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a HomeAdvisor Material Adverse Effect if not otherwise excluded); except, in each case with respect to clauses (1), (2), (5) and (6), to the extent (and only to the extent) disproportionately affecting the HomeAdvisor Business, taken as a whole, relative to other similarly situated companies in the industries in which the HomeAdvisor Business operates.

       (xxxiii)  "IAC Share Issuance Number" means the IAC Class B Share Number less the number of shares of NewCo Class B Common Stock held by IAC immediately prior to the IAC Share Issuance.

       (xxxiv)  "Intellectual Property" means all technology and intellectual property or other proprietary rights in any jurisdiction, including all: (i) inventions, discoveries, patents and patent applications; (ii) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith; (iii) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including without limitation audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings; (iv) intellectual property rights in Software; (v) mask works and industrial designs, and all applications and registrations in connection therewith; (vi) trade secrets and other intellectual property rights in confidential and proprietary information (including ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data); and (vii) rights of attribution and integrity and other moral rights of an author.

        (xxxv)  "Intercompany Note" means the Intercompany Note between IAC and NewCo to be dated as of the date of this Agreement, a form of which is attached hereto as Exhibit H.

       (xxxvi)  "Intervening Event" means any material event or material development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board of Directors (or if known, the consequences of which are not known to or reasonably foreseeable by the Company Board of Directors) as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of a Company Takeover Proposal (which matters shall be addressed by and subject to Section 5.3(c)), (B) changes in and of themselves in the market price or trading volume of the Company Common Stock or the common stock, par value $0.001 per share of IAC or (C) the fact in and of itself that the Company or IAC or the HomeAdvisor Business meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) and (C) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

      (xxxvii)  "Investor Rights Agreement" means the Investor Rights Agreement between NewCo and IAC to be entered into prior to or at the Effective Time and a form of which is attached hereto as Exhibit E.

     (xxxviii)  "June 2016 PBRSU Awards" means the performance-based Company RSU Awards granted under the Company Equity Plan on June 29, 2016.

       (xxxix)  "Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

            (xl)  "Open Source License" means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License.

           (xli)  "Order" means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

          (xlii)  "Permitted Lien" means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings, (B) vendors', mechanics', materialmens', carriers', workers', landlords', repairmen's, warehousemen's, construction and other similar Liens arising or incurred in the ordinary and usual course of business consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries or the Company Credit Agreement, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

         (xliii)  "Personal Data" means any information about an identifiable individual, including: (i) a natural person's name, street address, telephone number, e-mail address, photograph, social security number, social insurance number or tax identification number, driver's license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees; (ii) any (A) persistent identifier, such as IP address or machine I.D. associated with an individual; (B) Protected Health Information (as such term is defined in HIPAA); or (C) Nonpublic Personal Information (as such term is defined in Gramm—Leach—Bliley Act); and (iii) any other information from or about an individual that alone or in combination with other information could be used to identify an individual. Personal Data also includes any information not listed above if such information is defined as "personal data," "personally identifiable information," "individually identifiable health information," "protected health information," or "personal information" under any applicable Law and is regulated by such Law.

         (xliv)  "Privacy and Security Obligations" means (i) all applicable Laws governing the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of Personal Data, including any marketing or advertising using such Personal Data, by the Company or any of its Subsidiaries or by the HomeAdvisor Entities or, with respect to the HomeAdvisor Business, IAC, as applicable; (ii) with respect to the Company and each of its Subsidiaries, each Company Privacy Policy, and, with respect to each HomeAdvisor Entity and with respect to the HomeAdvisor Business, IAC, each HomeAdvisor Business Privacy Policy; (iii) all Contracts and third party privacy policies that the Company or any of its Subsidiaries or any HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC, as applicable, has been or is contractually obligated to comply with, including any requirement set forth in any Contract binding the Company or any of its Subsidiaries or any HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC, as applicable, with respect to its treatment of any Personal Data and (iv) any rules of any applicable self-regulatory organizations in which the Company or any of its Subsidiaries or any HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC, as applicable, is or has been a member and/or that the Company or any of its Subsidiaries or any HomeAdvisor Entity or, with respect to the HomeAdvisor Business, IAC, as applicable, is obligated to comply with under any Contract or Law, including the Payment Card Industry Data Security Standard and payment network requirements.

          (xlv)  "Proceeding" means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Entity, including before the U.S. Patent and Trademark Office.

         (xlvi)  "Real Property" means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

        (xlvii)  "Release" means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

       (xlviii)  "Services Agreement" means the Services Agreement between IAC and NewCo to be entered into prior to or at the Effective Time and a form of which is attached hereto as Exhibit I.

         (xlix)  "Software" means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

              (l)  "Subsidiary" means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (ii) such person or any Subsidiary of such person is a general partner.

             (li)  "Superior Proposal" means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole (B) that the Company Board of Directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board of Directors determines in good, faith after consultation with outside financial advisors and outside legal counsel (taking into account any changes to this Agreement proposed by IAC in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and the Ancillary Agreements.

            (lii)  "Tax" or "Taxes" means any and all federal, state, local or foreign taxes, including net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties and other taxes or similar imposts, levies, duties or fees, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

           (liii)  "Tax Allocation Agreement" means any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (excluding ordinary course commercial agreements the principal purpose of which is not Tax sharing or Tax indemnification).

           (liv)  "Tax Return" means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

            (lv)  "Tax Sharing Agreement" means the Tax Sharing Agreement between IAC and NewCo to be entered into prior to or at the Effective Time and a form of which is attached hereto as Exhibit J.

           (lvi)  "Willful and Material Breach" means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with the knowledge that the taking of or failure to take such act would cause a material breach of this Agreement.

          (c)   Each of the following terms is defined in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	Section 5.3(c)
Action	Section 5.8(b)
Actual Forfeited Shares Number	Section 2.11(d)
Adjusted Class B Share Number	Section 2.11(w)
Adverse Recommendation Change	Section 5.3(e)
Affiliate	Section 8.15(b)(i)
Aggregate ANGI Option Spread	Section 2.11(g)
Agreement	Preamble
Allocated HomeAdvisor SAR Spread	Section 2.11(u)
Ancillary Agreements	Section 8.15(b)(ii)
ANGI Market Price	Section 2.11(a)
ANGI Net Awards Value	Section 2.11(i)
ANGI Outstanding Share Number	Section 2.11(j)
ANGI RSU Number	Section 2.11(h)
Antitrust Law	Section 8.15(b)(iii)
Assumed Forfeited Shares Number	Section 2.11(e)
Audited Financial Statements	Section 5.20
Benefit Plan	Section 8.15(b)(iv)
Book-Entry Shares	Section 2.1(a)(iii)
Business Day	Section 8.15(a)
Cancelled Shares	Section 2.1(a)(ii)
Cash Blend Allocation Ratio	Section 2.11(c)
Cash Cap Number	Section 2.8(a)
Cash Consideration	Section 2.1(a)(iii)
Cash Electing Share	Section 2.1(a)(iii)
Cash Election	Section 2.1(a)(iii)
Cash Election Number	Section 2.8(b)
Cashed Out ANGI Shares Number	Section 2.11(b)
CEO PBRSU Award	Section 8.15(b)(v)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.4
Class B Adjustment Number	Section 2.11(x)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Company	Preamble
Company Approvals	Section 3.3(b)
Company Benefit Plan	Section 8.15(b)(vi)
Company Board of Directors	Recitals
Company Common Stock	Section 2.1(a)(ii)
Company Credit Agreement	Section 5.16(a)
Company Disclosure Letter	Preamble to Article III
Company Equity Awards	Section 2.4(c)
Company Equity Plan	Section 8.15(b)(vii)
Company ESPP Offering Period	Section 2.5
Company Financial Advisors	Section 8.15(b)(viii)
Company Financial Statements	Section 3.4(b)
Company Insurance Policy	Section 3.17
Company Intellectual Property	Section 8.15(b)(ix)
Company Leased Real Property	Section 3.16(a)

Company Material Adverse Effect	Section 8.15(b)(x)
Company Material Contract	Section 3.19(a)
Company Option	Section 2.4(a)
Company Organizational Documents	Section 3.1(c)
Company Owned Real Property	Section 3.16(a)
Company PBRSU Award	Section 8.15(b)(xi)
Company Permits	Section 3.7(b)
Company Preferred Stock	Section 3.2(a)
Company Real Property Leases	Section 3.16(a)
Company Recommendation	Section 3.3(a)
Company Registered Intellectual Property	Section 3.15(a)
Company RSU Award	Section 2.4(b)
Company SEC Documents	Section 3.4(a)
Company Software	Section 3.13
Company Stockholder Approval	Section 3.3(a)
Company Stockholders' Meeting	Section 5.4(c)
Company Takeover Proposal	Section 8.15(b)(xiii)
Company Termination Fee	Section 7.3(a)
Company Transaction Documents	Section 3.3(a)
Confidentiality Agreement	Section 5.2(b)
Continuing Employees	Section 5.9(a)
Contract	Section 8.15(b)(xiv)
Contribution	Recitals
Contribution Agreement	Section 8.15(b)(xv)
control	Section 8.15(a)
controlled by	Section 8.15(a)
Controlled Group Liability	Section 8.15(b)(xvi)
Delivery Date	Section 2.10(b)
DGCL	Section 1.2
Effective Time	Section 1.4
Election	Section 2.7(d), Section 2.7(b), Section 2.7(a)
Employee Matters Agreement	Section 8.15(b)(xvii)
End Date	Section 7.1(b)
Environmental Claim	Section 8.15(b)(xviii)
Environmental Law	Section 8.15(b)(xix)
Environmental Permit	Section 8.15(b)(xx)
Equity Measurement Time	Section 2.9(b)(i)
ERISA	Section 8.15(b)(xxi)
ERISA Affiliate	Section 8.15(b)(xxii)
Exchange Act	Section 8.15(b)(xxiii)
Exchange Agent	Section 2.2
Exchange Fund	Section 2.3(a)
Exchange Ratio	Section 2.1(a)(iii)
Form S-4	Section 3.13
GAAP	Section 3.4(b)
Governmental Entity	Section 3.3(b)
Hazardous Materials	Section 8.15(b)(xxiv)
Holder	Section 2.7
HomeAdvisor Affiliate Contracts	Section 4.21
HomeAdvisor Allocation of Combined Company Implied Value	Section 2.11(k)
HomeAdvisor Annual Financial Statements	Section 4.4(a)
HomeAdvisor Approvals	Section 4.3(b)
HomeAdvisor Benefit Plan	Section 8.15(b)(xxv)
HomeAdvisor Business	Section 8.15(b)(xxvi)
HomeAdvisor Business Privacy Policy	Section 8.15(b)(xxvii)

HomeAdvisor CEO	Section 1.7(d)
HomeAdvisor Entities	Section 8.15(b)(xxviii)
HomeAdvisor Entity Equity Award	Section 8.15(b)(xxix)
HomeAdvisor Entity Equity Plan	Section 8.15(b)(xxvii)(xxx)
HomeAdvisor Financial Statements	Section 4.4(b)
HomeAdvisor Insurance Policy	Section 4.15
HomeAdvisor Intellectual Property	Section 8.15(b)(xxxi)
HomeAdvisor Interim Financial Statements	Section 4.4(b)
HomeAdvisor Material Adverse Effect	Section 8.15(b)(xxxii)
HomeAdvisor Organizational Documents	Section 3.1(c)
HomeAdvisor Permits	Section 3.7(b)
HomeAdvisor Registered Intellectual Property	Section 4.20(a)
HomeAdvisor SAR	Section 2.11(m)
HomeAdvisor Share	Section 2.11(l)
HomeAdvisor Software	Section 4.20(a)
HomeAdvisor Transaction Documents	Section 4.3(a)
HomeAdvisor Unvested SAR Spread	Section 2.11(t)
HomeAdvisor Vested SAR Spread	Section 2.11(s)
IAC	Preamble
IAC Board of Directors	Recitals
IAC CEO	Section 1.7(d)
IAC Class B Share Number	Section 2.11(v)
IAC Disclosure Letter	Article IV
IAC Owned Shares Number	Section 2.11(q)
IAC SEC Documents	Section 4.4(a)
IAC Share Issuance	Recitals
IAC Share Issuance Number	Section 8.15(b)(xxxiii)
Implied HomeAdvisor Share Price	Section 2.11(r)
Indemnified Party	Section 5.8(b)
Initial Calculation Date	Section 2.9(d)
Intellectual Property	Section 8.15(b)(xxxiv)
Intercompany Note	Section 8.15(b)(xxxv)
Intervening Event	Section 8.15(b)(xxxvi)
In-the-Money	Section 2.11(p)
Investor Rights Agreement	Section 8.15(b)(xxxvii)
June 2016 PBRSU Awards	Section 8.15(b)(xxxviii)
knowledge	Section 8.15(a)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Letter of Transmittal	Section 2.3(b)
Lien	Section 3.3(c)
Maximum Amount	Section 5.8(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Multiemployer Plan	Section 8.15(b)(xxxix)
NASDAQ	Recitals
NewCo	Preamble
NewCo Class A Common Stock	Recitals
NewCo Class B Common Stock	Recitals
NewCo Common Stock	Recitals
NewCo Option	Section 2.4(a)
NewCo RSU Award	Section 2.4(b)
Open Source License	Section 8.15(b)(xl)
Order	Section 8.15(b)(xli)
Per Share Cash Amount	Section 2.1(a)(iii)

Per Share Merger Consideration	Section 2.1(a)(iii)
Permitted Lien	Section 8.15(b)(xlii)
person	Section 8.15(a)
Personal Data	Section 8.15(b)(xliii)
Privacy and Security Obligations	Section 8.15(b)(xliv)
Privacy Policy	Section 8.15(b)(xii)
Proceeding	Section 8.15(b)(xlv)
Proxy Statement/Prospectus	Section 3.13
Qualifying Amendment	Section 5.4(c)
Real Property	Section 8.15(b)(xlvi)
Release	Section 8.15(b)(xlvii)
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.3(a)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.4(a)
Securities Act	Section 3.3(b)
Services Agreement	Section 8.15(b)(xlviii)
Share Consideration	Section 2.1(a)(iii)
Share Electing Share	Section 2.1(a)(iii)
Share Election	Section 2.1(a)(iii)
Software	Section 8.15(b)(xlix)
Subsidiary	Section 8.15(b)(l)
Superior Proposal	Section 8.15(b)(li)
Surviving Company	Section 1.2
Tax	Section 8.15(b)(lii)
Tax Allocation Agreement	Section 8.15(b)(liii)
Tax Return	Section 8.15(b)(liv)
Tax Sharing Agreement	Section 8.15(b)(lv)
Taxes	Section 8.15(b)(lii)
Termination Date	Section 5.1(a)
Transaction Process	Section 3.6
Unaffected ANGI Price	Section 2.11(f)
Unaudited Interim Financial Statements	Section 5.20
under common control with	Section 8.15(a)
Unvested HomeAdvisor SAR	Section 2.11(o)
Vested HomeAdvisor SAR	Section 2.11(n)
Willful and Material Breach	Section 8.15(b)(lvi)

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ANGIE'S LIST, INC.
By:	/s/ SCOTT DURCHSLAG
	Name:	Scott Durchslag
	Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

IAC/INTERACTIVECORP
By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
HALO TOPCO, INC.
By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
CASA MERGER SUB, INC.
By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
	Title:	VP

[Signature Page to Agreement and Plan of Merger]

Annex C

FORM OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANGI HOMESERVICES INC.

        It is hereby certified that:

        1.     The name of the Corporation is ANGI Homeservices Inc., which was originally incorporated under the name "Halo TopCo, Inc."

        2.     The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was April 14, 2017.

        3.     This Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted by the Board of Directors and Stockholders of the Corporation in accordance with Sections 242 and 245 of the Delaware General Corporation Law and by the written consent of its Stockholders in accordance with Section 228 of the Delaware General Corporation Law.

        4.     The original Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated in its entirety to read as follows:

ARTICLE I

        The name of the Corporation is ANGI Homeservices Inc.

ARTICLE II

        The address of the Corporation's registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

        The Corporation shall have the authority to issue 5,500,000,000 shares of stock, comprised of 2,000,000,000 shares of $0.001 par value Class A common stock, 1,500,000,000 shares of $0.001 par value Class B common stock, 1,500,000,000 shares of $0.001 par value Class C common stock, and 500,000,000 shares of $0.001 par value Preferred Stock.

        A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

        A.    Class A Common Stock.

        (1)   The holders of shares of Class A common stock shall be entitled to receive, share for share with the holders of shares of Class B common stock and the holders of shares of Class C common stock, such dividends if, as and when declared from time to time by the Board of Directors, except as provided for in Section D of this Article IV.

        (2)   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of shares of Class A common stock shall be entitled to receive, share for share with the holders of shares of Class B common stock and the holders of shares of Class C common stock, all the assets of the Corporation of whatever kind available for distribution to Stockholders, after the rights of the holders of shares of Preferred Stock have been satisfied.

        (3)   Each holder of shares of Class A common stock shall be entitled to vote one vote for each share of Class A common stock held as of the applicable date on any matter that is submitted to a vote or the subject of a written consent of the Stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of shares of Class A common stock and the holders of shares of Class B common stock shall at all times vote on all matters (including the election of directors of the Corporation) together as one class.

        B.    Class B Common Stock.

        (1)   The holders of shares of Class B common stock shall be entitled to receive, share for share with the holders of shares of Class A common stock and the holders of shares of Class C common stock, such dividends if, as and when declared from time to time by the Board of Directors, except as provided for in Section D of this Article IV.

        (2)   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of shares of Class B common stock shall be entitled to receive, share for share with the holders of shares of Class A common stock and the holders of shares of Class C common stock, all the assets of the Corporation of whatever kind available for distribution to Stockholders, after the rights of the holders of shares of Preferred Stock have been satisfied.

        (3)   Each holder of shares of Class B common stock shall be entitled to vote ten votes for each share of Class B common stock held as of the applicable date on any matter that is submitted to a vote or the subject of a written consent of the Stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of shares of Class A common stock and the holders of shares of Class B common stock shall at all times vote on all matters (including the election of directors of the Corporation) together as one class.

        C.    Class C Common Stock.

        (1)   The holders of shares of Class C common stock shall be entitled to receive, share for share with the holders of shares of Class A common stock and the holders of shares of Class B common stock, such dividends if, as and when declared from time to time by the Board of Directors, except as provided for in Section D of this Article IV.

        (2)   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of shares of Class C common stock shall be entitled to receive, share for share with the holders of shares of Class A common stock and the holders of shares of Class B common stock, all the assets of the Corporation of whatever kind available for distribution to Stockholders, after the rights of the holders of shares of Preferred Stock have been satisfied.

        (3)   Each holder of shares of Class C common stock will not be entitled to any voting powers, except as (and then only to the extent) otherwise required by the laws of the State of Delaware. If a vote or consent of the holders of shares of Class C common stock should at any time be required by the laws of the State of Delaware on any matter, the holders of shares of Class C common stock will be entitled to one-hundredth (1/100) of a vote on such matter for each share of Class C common stock held.

        D.    Dividends.

        (1)   Whenever a dividend, other than a Share Distribution or an Asset Distribution (each as defined below), is paid to the holders of any class of the Corporation's common stock then outstanding, the Corporation will also pay to the holders of each other class of the Corporation's common stock then outstanding an equal dividend per share. Dividends will be payable only as and when declared by the Board of Directors.

        (2)   If at any time a Share Distribution is to be made with respect to any class of the Corporation's common stock, such Share Distribution may be declared and paid only as follows:

          (a)   a Share Distribution

              (i)  consisting of shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock) may be declared and paid to holders of shares of Class A common stock, Class B common stock and Class C common stock, on an equal per share basis, or

             (ii)  consisting of (x) shares of Class A common stock (or securities convertible into or exercisable or exchangeable for shares of Class A common stock) may be declared and paid to holders of shares of Class A common stock on an equal per share basis, (y) shares of Class B common stock (or securities convertible into or exercisable or exchangeable for shares of Class B common stock) may be declared and paid to holders of shares of Class B common stock, on an equal per share basis, and (z) shares of Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class C common stock) may be declared and paid to holders of shares of Class C common stock, on an equal per share basis; or

          (b)   a Share Distribution consisting of any class or series of securities of the Corporation or any other Person, other than shares of Class A common stock, Class B common stock or Class C common stock (or securities convertible into or exercisable or exchangeable for shares of Class A common stock, Class B common stock or Class C common stock), may be declared and paid on the basis of a dividend of

              (i)  identical securities, on an equal per share basis, to holders of shares of Class A common stock, Class B common stock and Class C common stock,

             (ii)  a separate class or series of securities to holders of shares of Class A common stock, a separate class of securities to holders of shares of Class B common stock and a separate class or series of securities to holders of shares of Class C common stock, on an equal per share basis,

            (iii)  a separate class or series of securities to holders of shares of Class B common stock and a different class or series of securities to holders of shares of Class A common stock and Class C common stock, on an equal per share basis; or

            (iv)  a separate class or series of securities to holders of shares of Class C common stock and a different class or series of securities to holders of shares of Class A common stock and Class B common stock, on an equal per share basis;

  provided, that,

          (A)  in connection with a Share Distribution pursuant to clauses (ii), (iii) or (iv),

            (1)   such separate classes or series of securities (and, if the dividend consists of Convertible Securities, the Underlying Securities) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with either

              (X)  holders of shares of Class B common stock receiving the class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of Class A common stock and Class C common stock receiving securities of a class or series of securities having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, or

              (Y)  holders of Class B common stock and Class A common stock receiving a class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of the Class C common stock receiving securities of a class or series of securities having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution, as applicable) among the shares of Class A common stock, the Class B common stock and the Class C common stock, and

            (2)   in the event the securities to be received by the holders of shares of Class A common stock and Class C common stock consist of different classes or series of securities, with each such class or series of securities (or the Underlying Securities into which such class is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), then such classes or series of securities will be distributed to the holders of shares of each class of common stock (other than the Class B common stock) (A) as the Board of Directors determines or (B) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of the class or series of securities (or the Underlying Securities) to be received by the holders of shares of each class of common stock (other than the Class B common stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of such class of common stock, as compared to the other class of common stock (other than the Class B common stock), and

          (B)  a dividend involving a class or series of securities of a Person other than the Corporation may be treated as an Asset Distribution or as a Share Distribution as determined by the Board of Directors.

        (3)   Whenever a dividend in the form of an Asset Distribution is paid to the holders of any class or classes of common stock of the Corporation then outstanding, the Corporation shall also pay a dividend, in cash and/or other property, to the holders of each other class of common stock then outstanding, on an equal per share basis (but, for the avoidance of doubt, without requiring that such dividend be identical in form), in an amount, in the case of a dividend consisting solely of cash, equal to the fair market value of such holders' ownership interest (immediately prior to such Asset Distribution) in the assets paid as a dividend pursuant to the Asset Distribution, or having a fair market value (as determined by the Board of Directors in good faith), in the case of any other dividend, equal to the fair market value (as determined by the Board of Directors in good faith) of such holders' ownership interest (immediately prior to such Asset Distribution) in the assets paid as a dividend pursuant to the Asset Distribution.

        (4)   For the purposes of this Article IV Section D and Article IV Section G:

          "Asset Distribution" means a dividend payable by delivery of an asset owned by the Corporation including shares of any class or series of capital stock of any Person owned by the Corporation.

          "Convertible Security" means any security which is, directly or indirectly, convertible into, exchangeable for or otherwise exercisable for another security.

          "Person" means (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation, joint stock company or any other entity, or (b) "person" as such term is used in Section 355(e) of the Internal Revenue Code of 1986, as amended, and any successor thereto.

          "Share Distribution" means a dividend payable (including an issuance made in connection with any stock split, reclassification or recapitalization) in shares of any class of capital stock of the Corporation or any other Person, other securities of the Corporation or any other Person (including Convertible Securities).

          "Underlying Securities" means with respect to any class or series of Convertible Securities, the class or series of securities into which such class or series of Convertible Securities is directly or indirectly convertible, or for which such Convertible Securities are directly or indirectly exchangeable, or that such Convertible Securities evidence the right to purchase or otherwise receive, directly or indirectly.

        (5)   Notwithstanding anything to the contrary contained herein, the dividend or other issuance by the Corporation of rights to purchase capital stock, other securities or property pursuant to a "poison pill" stockholder rights plan shall not be subject to this Section D of this Article IV.

        E.    Other Matters Affecting Holders of Class A Common Stock, Class B Common Stock and Class C Common Stock.

        (1)   Shares of Class B common stock shall be convertible into shares of Class A common stock of the Corporation at the option of the holder thereof at any time on a share for share basis. Such conversion ratio shall in all events be equitably preserved in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding shares of Class A common stock or Class B common stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation. Shares of Class A common stock and shares of Class C common stock will not be convertible into shares of any other class of capital stock of the Corporation.

        (2)   Upon the conversion of shares of Class B common stock into shares of Class A common stock, said shares of Class B common stock shall be retired and shall not be subject to reissue.

        (3)   The number of authorized shares of any class of stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of Class A common stock, Class B common stock and any one or more series of Preferred Stock entitled to vote thereon, voting together as one class.

        F.    Preferred Stock.

        The Board of Directors shall, by resolution, designate the powers, preferences, rights and qualifications, limitations and restrictions of the shares of Preferred Stock.

        G.    Determinations.

        For purposes of this Article IV, the Board of Directors shall have the power and authority to, in good faith (a) make all determinations regarding (1) whether or not a dividend is an equal dividend per share or is declared and paid on an equal per share basis and (ii) whether or not one or more classes or series of securities, Convertible Securities or Underlying Securities differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions) and (b) interpret this Article IV and make any other determination required herein. All such interpretations and determinations made by the Board of Directors shall be final, conclusive and binding. The Secretary of the Corporation shall maintain a written record of any such determination made by the Board of Directors at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor.

ARTICLE V

        The Board of Directors is expressly authorized to make, alter or repeal Bylaws of the Corporation, but the Stockholders may make additional Bylaws and may alter or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE VI

        Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

ARTICLE VII

        The Corporation is to have perpetual existence.

ARTICLE VIII

        Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the Bylaws of the Corporation, to the full extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereinafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article VIII. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal.

ARTICLE IX

        A director of the Corporation shall not be personally liable to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article IX shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal. The liability of a director shall be further eliminated or limited to the full extent permitted by the laws of the State of Delaware, as it may hereafter be amended.

ARTICLE X

        Meetings of Stockholders may be held within or without the State of Delaware, as determined by the Board of Directors. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law of the State of Delaware) within or outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XI

        The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law of the State of Delaware, and all rights conferred upon Stockholders of the Corporation herein are granted subject to this reservation.

ARTICLE XII

        The number of directors of the Corporation shall be such number as shall be determined from time to time by resolution of the Board of Directors.

ARTICLE XIII

        A.    Competition and Corporate Opportunities.

        (1)   Subject to any express agreement that may from time to time be in effect, any Dual Role Person may, and shall have no duty not to, on behalf of IAC (i) carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director or stockholder of any corporation, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Corporation or its Affiliated Companies, (ii) do business with any client, customer, vendor or lessor of any of the Corporation or its Affiliated Companies, and (iii) make investments in any kind of property in which the Corporation or its Affiliated Companies may make investments.

        (2)   To the fullest extent permitted by Section 122(17) of the General Corporation Law of the State of Delaware, the Corporation hereby renounces any interest or expectancy of the Corporation or any of its Affiliated Companies to participate in any business of IAC, and waives any claim against a Dual Role Person and shall indemnify a Dual Role Person against any claim that such Dual Role Person is liable to the Corporation or its Stockholders for breach of any fiduciary duty solely by reason of such Person's participation in any such business on behalf of IAC. The Corporation shall pay in advance any expenses incurred in defense of such claim as provided in the Bylaws of the Corporation.

        (3)   To the fullest extent permitted by Section 122(17) of the General Corporation Law of the State of Delaware, the Corporation hereby renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in (and a Dual Role Person shall not have any duty to offer or communicate information regarding) any potential transaction or matter which may constitute a corporate opportunity for both (a) IAC and (b) the Corporation or its Affiliated Companies and waives any claim against each Dual Role Person, and shall indemnify a Dual Role Person against any claim, that such Dual Role Person is liable to the Corporation or its Stockholders for breach of any fiduciary duty solely by reason of the fact that such Dual Role Person (i) pursues or acquires any corporate opportunity for the account IAC, (ii) directs, recommends, sells, assigns, or otherwise transfers such corporate opportunity to IAC or (iii) does not communicate information regarding such corporate opportunity to the Corporation or its Affiliated Companies; provided, however, in each case, that any corporate opportunity which is expressly offered to a Dual Role Person solely in his or her capacity as an officer or director of the Corporation or any of its Affiliated Companies shall belong to the Corporation. The Corporation shall pay in advance any expenses incurred in defense of such claim as provided in the Bylaws of the Corporation.

        B.    Certain Matters Deemed Not Corporate Opportunities.

        In addition to and notwithstanding the foregoing provisions of this Article XIII, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake. Moreover, nothing in this Article XIII shall amend or modify in any respect any written contractual agreement between IAC on the one hand and the Corporation or any of its Affiliated Companies on the other hand.

        C.    Certain Definitions.

        For purposes of this Article XIII:

          "Affiliate" means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the foregoing definition, the term "controls," "is controlled by," or "is under common control with" means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Affiliated Company" means, with respect to the Corporation, any Person controlled by the Corporation.

          "Dual Role Person" means each of (a) any director or officer of the Corporation who is also an officer, director, employee or other Affiliate of IAC and (b) IAC.

          "IAC" means IAC/InterActiveCorp and its Affiliates (other than the Corporation and its Affiliated Companies), successors and assigns.

          "Person" means (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation joint stock company or any other entity, or (b) "person" as such term is used in Section 355(e) of the Internal Revenue Code of 1986, as amended, and any successor thereto.

        D.    Termination.

        The provisions of this Article XIII shall have no further force or effect at such time as (1) the Corporation or any of its Affiliated Companies and IAC are no longer Affiliates of one another and (2) none of the directors and/or officers of IAC serve as directors and/or officers of the Corporation or its Affiliated Companies; provided, however, that any such termination shall not terminate the effect of such provisions with respect to any agreement, arrangement or other understanding between the Corporation or any of its Affiliated Companies on the one hand, and IAC, on the other hand, that was entered into before such time or any transaction entered into in the performance of such agreement, arrangement or other understanding, whether entered into before or after such time.

        E.    Deemed Notice.

        Any Person purchasing or otherwise acquiring or obtaining any interest in any capital stock of the Corporation shall be deemed to have notice and to have consented to the provisions of this Article XIII.

        F.    Severability.

        The invalidity or unenforceability of any particular provision, or part of any provision, of this Article XIII shall not affect the other provisions or parts hereof, and this Article XIII shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.

ARTICLE XIV

        The Corporation shall not be governed by Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), and the restrictions contained in Section 203 shall not apply to the Corporation.

* * * * * *

[Signature appears on next page]

        IN WITNESS WHEREOF, [    •    ] has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this [    •    ] day of [    •    ].

ANGI HOMESERVICES INC.
By:	[•]
	Name:	[•]
	Title:	[•]

Annex D

FORM OF AMENDED AND RESTATED

BYLAWS

OF

ANGI HOMESERVICES INC.

ARTICLE I

OFFICES

        Section 1.    Registered Office.    The registered office of ANGI Homeservices Inc. (the "Corporation") shall be established and maintained at the office of The Corporation Trust Company at 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and said Corporation Trust Company shall be the registered agent of the Corporation in charge thereof.

        Section 2.    Other Offices.    The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors of the Corporation (the "Board of Directors") may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS

        Section 1.    Place of Meeting.    Meetings of stockholders may be held at such place, either within or without the State of Delaware, as may be designated by the Board of Directors. If no designation is made, the place of the meeting shall be the principal office of the Corporation.

        Section 2.    Annual Meeting.    The annual meeting of the stockholders shall be held at such date and time as may be fixed by resolution of the Board of Directors.

        Section 3.    Special Meetings.    Special meetings of the stockholders may be called by the Chairman of the Board or a majority of the Board of Directors.

        Section 4.    Notice.    Written notice stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in case of a special meeting, the purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat not less than ten (10) nor more than sixty (60) days prior thereto, either personally or by mail, facsimile, telegraph or other means of electronic communication, addressed to each stockholder at his address as it appears on the records of the Corporation; provided that notices to stockholders who share an address may be given in the manner permitted by the General Corporation Law of the State of Delaware. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be by facsimile, telegram, or other means of electronic communication, such notice shall be deemed to be given at the time provided in the General Corporation Law of the State of Delaware. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to vote are present (unless any such stockholders are present for the purpose of objecting to the meeting as lawfully called or convened), or if notice is waived by those not present. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

        Section 5.    Adjourned Meetings.    The Chairman of the meeting or a majority of the voting power of the shares so represented may adjourn the meeting from time to time, whether or not there is a quorum. When a meeting is adjourned to another time or place, except as required by law, notice of the adjourned meeting need not be given if the time, place, if any, thereof and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken, if the adjournment is for not more than thirty (30) days, and if no new record date is fixed for the adjourned meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

        Section 6.    Quorum.    Except as otherwise required by law, the holders of shares representing a majority of the voting power of the Corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series shall constitute a quorum with respect to such vote. If a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If at such adjourned meeting, a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

        Section 7.    Voting.    Except as otherwise provided in the Certificate of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to vote in person or by proxy each share of the class of capital stock having voting power held by such stockholder.

        Section 8.    Procedure for Election of Directors; Required Vote.    Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of shares of preferred stock to elect directors under specified circumstances, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

        Section 9.    Inspectors of Elections; Opening and Closing the Polls.    The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging the duties of an inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of the inspector's ability. The inspectors shall have the duties prescribed by law.

        The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

        Section 10.    Action Without Meeting.    Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted; provided that prompt notice of such action shall be given to those stockholders who have not so consented in writing to such action without a meeting and who would have been entitled to notice of such meeting.

ARTICLE III

DIRECTORS

        Section 1.    Number and Tenure.    The business and affairs of the Corporation shall be managed by the Board of Directors, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall serve for a term of one (1) year from the date of his election and until his successor is elected or until his earlier resignation, removal or death. Directors need not be stockholders.

        Section 2.    Resignation or Removal.    Any director may at any time resign by delivering to the Board of Directors his resignation in writing. Any director or the entire Board of Directors may at any time be removed effective immediately, with or without cause, by the vote, either in person or represented by proxy, of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director and entitled to vote at a special meeting held for such purpose or by the written consent of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director.

        Section 3.    Vacancies.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum, or a majority of the voting power of shares of such stock issued and outstanding and entitled to vote on such directorship at a special meeting held for such purpose or by the written consent of a majority of the voting power of shares of such stock issued and outstanding. The directors so chosen shall hold office until the next annual election and until their respective successors are duly elected or until their earlier resignation, removal or death.

        Section 4.    Regular Meetings.    Regular meetings of the Board of Directors shall be held at such dates, times and places as may be designated by the Chairman of the Board, and shall be held at least once each year.

        Section 5.    Special Meetings.    Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board or a majority of the directors. The person or persons calling a special meeting of the Board of Directors may fix a place and time within or without the State of Delaware for holding such meeting.

        Section 6.    Notice.    Notice of any regular meeting or a special meeting shall be given to each director, either orally, by facsimile or other means of electronic communication or by hand delivery, addressed to each director at his address as it appears on the records of the Corporation. If notice be by facsimile or other means of electronic communication, such notice shall be deemed to be adequately delivered when the notice is transmitted at least twenty-four (24) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twenty-four (24) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Article IX of these Bylaws.

        Section 7.    Quorum.    At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and, unless otherwise provided in the Certificate of Incorporation or these Bylaws, the affirmative vote of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present may adjourn the meeting from time to time, without notice, until a quorum shall be present. A director present at a meeting shall be counted in determining the presence of a quorum, regardless of whether a contract or transaction between the Corporation and any other corporation, partnership, association, or other organization in which such director is a director or officer or has a financial interest, is authorized or considered at such meeting.

        Section 8.    Action Without Meeting.    Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic communication and such written consent or consents and copies of such communication or communications are filed with the minutes of proceedings of the Board of Directors or committee.

        Section 9.    Action by Conference Telephone.    Members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

        Section 10.    Committees.    The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

        Section 11.    Compensation of Directors.    The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees may be allowed like compensation for service as committee members.

ARTICLE IV

OFFICERS

        Section 1.    Number and Salaries.    The officers of the Corporation shall consist of a Chairman of the Board (the "Chairman"), a Secretary, a Treasurer, and such other officers and agents as may be deemed necessary by the Board of Directors. Any two (2) or more offices may be held by the same person.

        Section 2.    Election and Term of Office.    The officers of the Corporation shall be elected by the Board of Directors at the first meeting of the Board of Directors following the stockholders' annual meeting, and shall serve for a term of one (1) year and until a successor is elected by the Board of Directors. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any officer appointed by the Board of Directors may be removed, with or without cause, at any time by the Chairman, the Chief Executive officer (the "CEO") or by the Board of Directors. Each officer shall hold his office until his successor is appointed or until his earlier resignation, removal from office, or death. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of

Directors or by any committee thereof. The Board of Directors or any committee thereof may from time to time elect, or the Chairman or the CEO may appoint, such other officers (including a President, a Chief Financial Officer and one or more Vice Presidents) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board of Directors or such committee or by the Chairman or the CEO, as the case may be.

        Section 3.    The Chairman of the Board.    Except as otherwise provided in the Certificate of Incorporation, the Chairman shall be elected by the Board of Directors from their own numbers and shall preside as Chairman at all meetings of the stockholders and of the Board of Directors. The Chairman shall perform such duties and possess such powers as are customarily vested in the office of the Chairman of the Board or as may be vested in him by the Board of Directors. During the time of any vacancy in the office of CEO or in the event of the absence or disability of the CEO, the Chairman shall have the duties and powers of the CEO unless otherwise determined by the Board of Directors. In no event shall any third party having dealings with the Corporation be bound to inquire as to any facts required by the terms of this Section 3 for the exercise by the Chairman of the powers of the CEO. The Chairman shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Board of Directors, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chairman of the Board of a corporation. In addition, the Board of Directors may designate by resolution one or more Vice Chairmen of the Board with such duties as may from time to time be requested by the Board of Directors.

        Section 4.    The Chief Executive Officer.    The Board of Directors in consultation with the Chairman may elect a CEO. The CEO shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his or her office. The CEO shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Board of Directors, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chief Executive Officer of a corporation. The CEO may be removed, with or without cause, at any time by the Board of Directors.

        Section 5.    The President.    The Board of Directors, the Chairman or the CEO may elect a President to have such duties and responsibilities as from time to time may be assigned to him or her by the Chairman, the CEO or the Board of Directors. The President shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Chairman, the CEO or the Board of Directors, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a President of a corporation.

        Section 6.    Chief Financial Officer.    The Chief Financial Officer (if any) shall act in an executive financial capacity. The Chief Financial Officer shall assist the Chairman of the Board, the CEO and the President in the general supervision of the Corporation's financial policies and affairs. The Chief Financial Officer shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Chairman, the CEO or the Board of Directors, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chief Financial Officer of a corporation.

        Section 7.    Vice Presidents.    The Board of Directors, the CEO or the Chairman may from time to time name one or more Vice Presidents that may include the designation of Executive Vice Presidents and Senior Vice Presidents all of whom shall perform such duties as from time to time may be assigned to him by the Chairman, the CEO or the Board of Directors.

        Section 8.    The Secretary.    The Secretary shall keep the minutes of the proceedings of meetings of the stockholders and of the Board of Directors (or, in the event of the absence of the Secretary from any such meeting, the Chairman of such meeting shall designate an officer of the Corporation to keep such minutes); the Secretary shall give, or cause to be given, all notices in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the corporate records and of the seal of the Corporation, and, in general, shall perform such other duties as may from time to time be assigned by the Chairman, the CEO or the Board of Directors.

        Section 9.    Treasurer.    The Treasurer shall have the custody of the corporate funds and securities, shall keep, or cause to be kept, correct and complete books and records of account, including full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors, and in general shall perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chairman, the CEO or the Board of Directors.

ARTICLE V

CERTIFICATES OF STOCK

        Section 1.    Certificates of Stock.    Shares of stock of the Corporation may be certificated or uncertificated, as provided under the General Corporation Law of the State of Delaware. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman, CEO or President, if any (or any Vice President), and by the Treasurer or the Secretary of the Corporation, certifying the number of shares owned by the stockholder in the Corporation.

        Section 2.    Facsimile Signatures.    The signature of the Chairman, CEO, President, Vice President, Treasurer or Secretary on any stock certificate may be a facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

        Section 3.    Lost Certificates.    The Board of Directors may direct that new certificate(s) be issued by the Corporation to replace any certificate(s) alleged to have been lost or destroyed, upon its receipt of an affidavit of that fact by the person claiming the certificate(s) of stock to be lost or destroyed. When authorizing such issue of new certificate(s), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate(s), or such owner's legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate(s) alleged to have been lost or destroyed.

        Section 4.    Transfer of Stock.    Upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto, and the transaction shall be recorded upon the books of the Corporation.

        Section 5.    Closing of Transfer Books or Fixing of Record Date.    In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and, in the case of a meeting of stockholders, which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

        A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting (including by telegram, cablegram or other electronic communication as permitted by law), the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the General Corporation Law of the State of Delaware, the record date shall be the first date on which a consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by Article II, Section 10 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law of the State of Delaware with respect to the proposed action by consent of the stockholders without a meeting, the record date for determining stockholders entitled to consent to corporate action without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

        Section 6.    Registered Stockholders.    The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner. Except as otherwise provided by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person whether or not it shall have express or other notice thereof.

ARTICLE VI

CONTRACTS, CHECKS, AND DEPOSITS

        Section 1.    Contracts.    When the execution of any contract or other instrument has been authorized by the Board of Directors without specification of the executing officers, the Chairman, the CEO, the President, any Vice President, the Treasurer and the Secretary, may execute the same in the name of and on behalf of the Corporation and may affix the corporate seal thereto.

        Section 2.    Checks.    All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

        Section 3.    Accounts.    Bank accounts of the Corporation shall be opened, and deposits made thereto, by such officers or other persons as the Board of Directors may from time to time designate.

ARTICLE VII

DIVIDENDS

        Section 1.    Declaration of Dividends.    Subject to the provisions, if any, of the Certificate of Incorporation, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or contractual rights, or in shares of the Corporation's capital stock.

        Section 2.    Reserves.    Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VIII

FISCAL YEAR

        The fiscal year of the Corporation shall be established by the Board of Directors.

ARTICLE IX

WAIVER OF NOTICE

        Whenever any notice whatever is required to be given by law, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, or a waiver by electronic communications by such person or persons whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be conducted at, nor the purpose of such meeting, need be specified in such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE X

SEAL

        The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE XI

EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES

        Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for or based on breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the Corporation or to the Corporation's stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of Delaware or the Certificate of Incorporation or these Bylaws (each as may be amended from time to time), (d) any action asserting a claim relating to or involving the Corporation that is governed by the internal affairs doctrine, or (e) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the General Corporation Law of the State of Delaware shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

ARTICLE XII

AMENDMENTS

        Except as expressly provided otherwise by the General Corporation Law of the State of Delaware, the Certificate of Incorporation, or other provisions of these Bylaws, these Bylaws may be altered, amended or repealed and new Bylaws adopted at any regular or special meeting of the Board of Directors by an affirmative vote of a majority of all directors.

ARTICLE XIII

INDEMNIFICATION AND INSURANCE

        Section 1.    Indemnification.

          (A)  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative is or was, at any time during which this Bylaw is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation, or is or was at any such time serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (each such person, an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or trustee and shall inure to the benefit of his heirs, executors and administrators; provided, however, that except as provided in paragraph (C) of this Bylaw, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Bylaw shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, the "undertaking") by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a "final disposition") that such director or officer is not entitled to be indemnified for such expenses under this Bylaw or otherwise. The rights conferred upon indemnitees in this Bylaw shall be contract rights that vest at the time of such person's service to or at the request of the Corporation and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

          (B)  To obtain indemnification under this Bylaw, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (a) by the Board of Directors by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or (b) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even though less than a quorum, or (c) if there are no Disinterested Directors or the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (d) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

          (C)  If a claim under paragraph (A) of this Bylaw is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (B) of this Bylaw has been received by the Corporation (except in the case of a claim for advancement of expenses, for which the applicable period is twenty (20) days), the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Disinterested Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including the Disinterested Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          (D)  If a determination shall have been made pursuant to paragraph (B) of this Bylaw that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw.

          (E)  The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

          (F)  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person's service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Bylaw that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or his successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

          (G)  The Corporation may, to the extent authorized from time to time by the Board of Directors or by the Chairman, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

          (H)  If any provision or provisions of this Bylaw shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Bylaw (including, without limitation, each portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Bylaw (including, without limitation, each such portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

          (I)   For purposes of this Bylaw:

              (i)  "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

             (ii)  "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, selected by the Disinterested Directors, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Bylaw.

          (J)   Any notice, request or other communication required or permitted to be given to the Corporation under this Bylaw shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

        Section 2.    Insurance.    The Corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the Corporation and any current or former director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including any person who serves or served in any such capacity with respect to any employee benefit plan maintained or sponsored by the Corporation, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

Annex E

OPINION OF ALLEN & COMPANY LLC

May 1, 2017

The Board of Directors
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

The Board of Directors:

        We understand that Angie's List, Inc., a Delaware corporation ("Angie's List"), IAC/InterActiveCorp, a Delaware corporation ("IAC"), Halo TopCo, Inc., a Delaware corporation and a wholly owned subsidiary of IAC ("NewCo"), and Casa Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of NewCo ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Merger Sub will be merged with and into Angie's List (the "Merger") and each outstanding share of the common stock, par value $0.001 per share, of Angie's List ("Angie's List Common Stock") will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (i) $8.50 in cash (the "Cash Consideration"), (ii) one share (such number of shares, the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration") of Class A common stock, par value $0.001 per share, of NewCo ("NewCo Class A Common Stock") or (iii) a combination thereof, provided that the aggregate Cash Consideration payable in the Merger will not exceed $130 million and we have been advised that there will be no minimum election requirement in respect of the Cash Consideration.

        We also understand that, pursuant to a Contribution Agreement (the "Contribution Agreement") proposed to be entered into between IAC and NewCo and as contemplated by the Agreement, prior (and as a condition) to the consummation of the Merger, IAC will transfer IAC's home services digital marketplace business (the "HomeAdvisor Business") to NewCo through the contribution of certain assets to (and assumption of certain liabilities by) NewCo, which contribution will result in NewCo's ownership of the HomeAdvisor Business (such contribution, the "Contribution"), in exchange for shares of Class B common stock, par value $0.001 per share, of NewCo ("NewCo Class B Common Stock" and, together with NewCo Class A Common Stock, "NewCo Common Stock" and, such issuance of NewCo Class B Common Stock, the "IAC Share Issuance" and, together with the Contribution and the other transactions contemplated by the Agreement (other than the Merger), collectively, the "Related Transactions"). We have been advised that, upon consummation of the Merger and the Related Transactions, holders of NewCo Common Stock who formerly were Angie's List securityholders and holders of NewCo Common Stock who formerly were equity holders in the HomeAdvisor Business will hold approximately 12.75% and 87.25%, respectively, of the outstanding shares of NewCo Common Stock on a fully diluted basis assuming, among other things, all outstanding shares of Angie's List Common Stock are converted in the Merger into the Stock Consideration (the "Relative Pro Forma Equity Ownership Percentages"). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement and related documents.

        Allen & Company LLC ("Allen & Company") has acted as financial advisor to Angie's List in connection with the proposed Merger and has been asked to render an opinion to the Board of Directors of Angie's List (the "Board") as to the fairness, from a financial point of view, to the holders of Angie's List Common Stock of the Merger Consideration to be received by such holders pursuant to the Agreement. For such services, Angie's List has agreed to pay to Allen & Company cash fees, of which a portion is payable upon the delivery of this opinion (the "Opinion Fee") and the principal portion is contingent upon consummation of the Merger. No portion of the Opinion Fee is contingent

The Board of Directors
Angie's List, Inc.
May 1, 2017

upon either the conclusion expressed in this opinion or successful consummation of the Merger. Angie's List also has agreed to reimburse Allen & Company's reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities arising out of our engagement.

        Allen & Company, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Although Allen & Company has not provided during the two-year period prior to the date hereof investment banking services unrelated to the Merger to Angie's List for which Allen & Company has received compensation, Allen & Company may in the future provide such services to Angie's List and/or its affiliates, for which services Allen & Company would expect to receive compensation. As the Board is aware, Allen & Company in the past has provided, and in the future may provide, investment banking services to IAC and/or its affiliates, for which services Allen & Company has received and/or may receive compensation, including, during the two-year period prior to the date hereof, having acted as a lead bookrunning manager in connection with an initial public offering of a subsidiary of IAC. In the ordinary course, Allen & Company as a broker-dealer and market maker and certain of Allen & Company's affiliates and/or related entities have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company's clients, in the debt and equity securities (or related derivative securities) of Angie's List, IAC, NewCo and/or their respective affiliates. The issuance of this opinion has been approved by Allen & Company's fairness opinion committee.

        Our opinion as expressed herein reflects and gives effect to our general familiarity with Angie's List and IAC as well as information that we received during the course of this assignment, including information provided by the managements of Angie's List, IAC and the HomeAdvisor Business in the course of discussions relating to the Merger and the Related Transactions as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business, or conducted any analysis concerning the solvency or fair value of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business. We have assumed, with your consent, that (i) NewCo will retain or acquire all assets, properties and rights necessary for its and its subsidiaries' operations, (ii) there are no material undisclosed liabilities of or relating to Angie's List, the HomeAdvisor Business, NewCo or any other entity or business and, with respect to liabilities that NewCo and/or its subsidiaries will assume in connection with the Merger or the Related Transactions, appropriate reserves, indemnification arrangements or other provisions have been or will be made, and (iii) neither NewCo nor any of its subsidiaries will directly or indirectly retain, assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise.

        In arriving at our opinion, we have, among other things:

(i)
reviewed the financial terms and conditions of the Merger as reflected in a draft, provided to us on May 1, 2017, of the Agreement;

The Board of Directors
Angie's List, Inc.
May 1, 2017

(ii)
reviewed certain publicly available historical business and financial information relating to Angie's List and certain historical business and financial information relating to the HomeAdvisor Business, including public filings of Angie's List and historical market prices for Angie's List Common Stock;

(iii)
reviewed certain financial information relating to Angie's List provided to or discussed with us by the management of Angie's List, including certain internal financial forecasts, estimates and other financial and operating data relating to Angie's List prepared by the management of Angie's List reflective of such management's views as to the likely future financial performance of Angie's List on a standalone basis (such forecasts, as prepared by such management and approved for our use and reliance on behalf of the Board by the transaction committee thereof, the "Angie's List Forecasts");

(iv)
reviewed certain financial information relating to the HomeAdvisor Business provided to or discussed with us by the managements of IAC, the HomeAdvisor Business and Angie's List, including certain internal financial forecasts, estimates and other financial and operating data relating to the HomeAdvisor Business prepared by the managements of IAC and the HomeAdvisor Business for the fiscal years ending December 31, 2017 and 2018 as adjusted by the management of Angie's List and extrapolations therefrom as prepared by the management of Angie's List for the fiscal years ending December 31, 2019 through December 31, 2020 based on guidance from the managements of IAC and the HomeAdvisor Business (such forecasts, as adjusted and extrapolated and approved for our use and reliance on behalf of the Board by the transaction committee thereof, the "HomeAdvisor Business Forecasts");

(v)
held discussions with the managements of Angie's List, IAC and the HomeAdvisor Business relating to the past and current operations, financial condition and prospects of Angie's List and the HomeAdvisor Business as well as the operations, financial condition, prospects and capitalization of NewCo;

(vi)
held discussions with the management of Angie's List as to the strategic rationale for, and certain potential cost savings and revenue enhancements (collectively, the "Synergies") expected by such management to result from, the Merger and the Related Transactions;

(vii)
reviewed certain financial information relating to NewCo provided to or discussed with us by the managements of Angie's List, IAC and the HomeAdvisor Business, including certain internal financial forecasts, estimates and other financial and operating data relating to NewCo prepared by the management of Angie's List based on the Angie's List Forecasts and the HomeAdvisor Business Forecasts and pro forma for the Merger and the Related Transactions after taking into account the Synergies (such forecasts, as prepared by such management and approved for our use and reliance on behalf of the Board by the transaction committee thereof, the "NewCo Forecasts");

(viii)
reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating Angie's List and the HomeAdvisor Business;

(ix)
reviewed and analyzed certain publicly available financial information relating to selected transactions that we deemed generally relevant in evaluating the Merger; and

The Board of Directors
Angie's List, Inc.
May 1, 2017

(x)
conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

        In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by the managements and/or other representatives of Angie's List, IAC and the HomeAdvisor Business or otherwise reviewed by us. We have assumed, at your direction, without independent verification, that the internal unaudited financial statements with respect to the HomeAdvisor Business provided to us are accurate and complete in all respects and fairly represent the items described therein and that, when delivered as contemplated by the Agreement, the audited combined and consolidated financial statements and interim combined and consolidated unaudited financial statements relating to the HomeAdvisor Business will not reflect any information that would be meaningful in any respect to our analyses or opinion. With respect to the Angie's List Forecasts (including, without limitation, as to net operating loss carryforwards of Angie's List), the HomeAdvisor Business Forecasts (including, without limitation, adjustments thereto and extrapolations therefrom), the NewCo Forecasts and the Synergies that we have been directed to utilize for purposes of our analyses, we have been advised by the management of Angie's List, and we have assumed, at your direction, that such financial forecasts, estimates and other financial and operating data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to, and are a reasonable basis upon which to evaluate, the future financial and operating performance of Angie's List, the HomeAdvisor Business and NewCo, the Synergies and the other matters covered thereby. We also have assumed, with your consent, that the financial results, including, without limitation, as to the Synergies, reflected in the financial forecasts, estimates and other financial and operating data utilized in our analyses will be realized in the amounts and at the times projected. As you are aware, the management of Angie's List provided potential buyers in connection with the sale process for Angie's List with certain perspectives regarding illustrative initiatives for Angie's List that we have been advised are not expected to be pursued by Angie's List or implemented in the manner then contemplated and such management also prepared alternative financial forecasts for the HomeAdvisor Business which we have been advised are not reflective of such management's views as to the likely future financial performance of the HomeAdvisor Business; accordingly, we have been directed not to take into account such initiatives or alternative financial forecasts for purposes of our analyses and opinion. We express no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they are based.

        We have relied, at your direction, upon the assessments of the managements of Angie's List, IAC and the HomeAdvisor Business as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Angie's List, the HomeAdvisor Business and NewCo of certain market, cyclical, seasonal, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the internet and technology industry, including the digital marketplace services sector thereof, (iii) the technology and intellectual property (and related risks) of Angie's List, the HomeAdvisor Business and NewCo, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, vendors and other commercial relationships of Angie's List, the HomeAdvisor Business and NewCo, and (v) the ability of NewCo to integrate the operations of Angie's

The Board of Directors
Angie's List, Inc.
May 1, 2017

List and the HomeAdvisor Business. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Angie's List, the HomeAdvisor Business, NewCo, the Merger or any Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which Angie's List and the HomeAdvisor Business operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Angie's List, the HomeAdvisor Business or NewCo (or their respective businesses), the Merger or the Related Transactions (including the contemplated benefits thereof). In connection with our engagement and at your direction following public announcement by Angie's List that it would explore its strategic alternatives, discussions were held on behalf of Angie's List with selected third parties regarding their potential interest in a possible acquisition of Angie's List.

        It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view to the holders of Angie's List Common Stock. This opinion does not constitute a recommendation as to the course of action that Angie's List (or the Board) should pursue in connection with the Merger or the Related Transactions or otherwise address the merits of the underlying decision by Angie's List to engage in the Merger or the Related Transactions, including in comparison to other strategies or transactions that might be available to Angie's List or which Angie's List might engage in or consider. This opinion does not constitute advice or a recommendation to any stockholder as to any election made by such stockholder or how such stockholder should vote or act on any matter relating to the Merger, any Related Transactions or otherwise. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the Merger or the Related Transactions or any related entities, or any class of such persons or any other party, relative to the Merger Consideration or otherwise. We are not expressing any opinion as to the actual value of NewCo Common Stock when issued in connection with the Merger and the Related Transactions or the prices at which Angie's List Common Stock or NewCo Common Stock (or any other securities) may trade or otherwise be transferable at any time.

        In addition, we do not express any opinion or view as to, and we have relied, at your direction, upon the assessments of representatives of Angie's List, IAC and the HomeAdvisor Business regarding, legal, regulatory, accounting, tax and similar matters relating to Angie's List, the HomeAdvisor Business, NewCo, the Merger and the Related Transactions, as to which we understand such advice has been obtained as deemed necessary from qualified professionals. We have assumed, with your consent, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the Merger and the Related Transactions, no delay, limitation, restriction

The Board of Directors
Angie's List, Inc.
May 1, 2017

or condition, including any divestiture or other requirements or remedies, amendments or modifications, will be imposed or occur that would have an adverse effect on Angie's List, the HomeAdvisor Business, NewCo, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Merger, the Contribution, the IAC Share Issuance and certain other Related Transactions will qualify for the intended tax treatment contemplated by the Agreement. We further have assumed, with your consent, that the final executed Agreement will not differ from the draft reviewed by us in any respect meaningful to our analyses or opinion.

        We have evaluated the portion of the Merger Consideration consisting of Stock Consideration taking into account the relative values of Angie's List and the HomeAdvisor Business based on the Relative Pro Forma Equity Ownership Percentages. Our opinion does not address the Related Transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of the Contribution Agreement or any investor rights, services or tax sharing agreements, any intercompany note or any governance or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger, the Related Transactions or otherwise. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be received by holders of Angie's List Common Stock pursuant to the Agreement, without regard to individual circumstances of, or allocation or relative fairness among, holders of Angie's List Common Stock, NewCo Class A Common Stock or NewCo Class B Common Stock or any other securities of Angie's List or NewCo, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and no opinion or view is expressed with respect to any consideration received in connection with the Merger or the Related Transactions by the holders of any class of securities, creditors or other constituencies of any party.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of Angie's List Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ ALLEN & COMPANY LLC ALLEN & COMPANY LLC

Annex F

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

May 1, 2017

The Board of Directors
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

The Board of Directors:

        We understand that Angie's List, Inc. ("Angie's List") proposes to enter into an Agreement and Plan of Merger (the "Agreement") among Angie's List, IAC/InterActiveCorp ("IAC"), Halo TopCo, Inc., a wholly owned subsidiary of IAC ("NewCo"), and Casa Merger Sub, Inc., a wholly owned subsidiary of NewCo ("Merger Sub"), pursuant to which, among other things, Merger Sub will merge with and into Angie's List (the "Merger") and each outstanding share of the common stock, par value $0.001 per share, of Angie's List ("Angie's List Common Stock") will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (i) $8.50 per share in cash (the "Cash Consideration"), (ii) one share (such number of shares, the "Stock Consideration" and, together with the Cash Consideration, the "Consideration") of Class A common stock, par value $0.001 per share, of NewCo ("NewCo Class A Common Stock") or (iii) a combination thereof, provided that the aggregate Cash Consideration payable in the Merger will not exceed $130 million and we have been advised that there will be no minimum election requirement in respect of the Cash Consideration.

        We also understand that, pursuant to a Contribution Agreement (the "Contribution Agreement") proposed to be entered into between IAC and NewCo and as contemplated by the Agreement, prior (and as a condition) to the consummation of the Merger, IAC will transfer IAC's home services digital marketplace business (the "HomeAdvisor Business") to NewCo through the contribution of certain assets to (and assumption of certain liabilities by) NewCo, which contribution will result in NewCo's ownership of the HomeAdvisor Business (such contribution, the "Contribution"), in exchange for shares of Class B common stock, par value $0.001 per share, of NewCo ("NewCo Class B Common Stock" and, together with NewCo Class A Common Stock, "NewCo Common Stock" and, such issuance of NewCo Class B Common Stock, the "IAC Share Issuance" and, together with the Contribution and the other transactions contemplated by the Agreement (other than the Merger), collectively, the "Related Transactions"). We have been advised that, upon consummation of the Merger and the Related Transactions, holders of NewCo Common Stock who formerly were Angie's List securityholders and holders of NewCo Common Stock who formerly were equity holders in the HomeAdvisor Business will hold approximately 12.75% and 87.25%, respectively, of the outstanding shares of NewCo Common Stock on a fully diluted basis assuming, among other things, all outstanding shares of Angie's List Common Stock are converted in the Merger into the Stock Consideration (the "Relative Pro Forma Equity Ownership Percentages"). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement and related documents.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Angie's List Common Stock of the Consideration to be received by such holders in the Merger.

        In connection with this opinion, we have, among other things:

  (i)
  reviewed certain business and financial information relating to Angie's List and the HomeAdvisor Business;

  (ii)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Angie's List furnished to or discussed with us by the management

The Board of Directors
Angie's List, Inc.
May 1, 2017

  of Angie's List, including certain financial forecasts relating to Angie's List prepared by the management of Angie's List reflective of such management's views as to the likely future financial performance of Angie's List on a standalone basis (such forecasts, as prepared by such management and approved for our use and reliance on behalf of the Board of Directors of Angie's List (the "Board") by the transaction committee thereof, the "Angie's List Forecasts");

  (iii)
  reviewed certain internal financial and operating information with respect to the HomeAdvisor Business and its operations and prospects furnished to or discussed with us by the management of IAC, the HomeAdvisor Business and Angie's List, including certain financial forecasts relating to the HomeAdvisor Business prepared by the management of IAC and the HomeAdvisor Business for fiscal years 2017 and 2018 as adjusted by the management of Angie's List and extrapolations therefrom as prepared by the management of Angie's List for fiscal years 2019 through 2020 based on guidance from the management of IAC and the HomeAdvisor Business (such forecasts, as adjusted and extrapolated and approved for our use and reliance on behalf of the Board by the transaction committee thereof, the "HomeAdvisor Business Forecasts");

  (iv)
  reviewed certain estimates provided by the management of Angie's List as to the amount and timing of potential cost savings and revenue enhancements (collectively, the "Synergies") anticipated by such management to result from the Merger and the Related Transactions;

  (v)
  reviewed certain internal financial and operating information with respect to NewCo furnished to or discussed with us by the management of Angie's List, IAC and the HomeAdvisor Business, including certain financial forecasts relating to NewCo prepared by the management of Angie's List based on the Angie's List Forecasts and the HomeAdvisor Business Forecasts and pro forma for the Merger and the Related Transactions after taking into account the Synergies (such forecasts, as prepared by such management and approved for our use and reliance on behalf of the Board by the transaction committee thereof, the "NewCo Forecasts");

  (vi)
  discussed the past and current business, operations, financial condition and prospects of Angie's List and the HomeAdvisor Business, as well as the business, operations, financial condition, prospects and capitalization of NewCo, with members of the senior management of Angie's List, IAC and the HomeAdvisor Business;

  (vii)
  reviewed the trading history for Angie's List Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

  (viii)
  compared certain financial and stock market information of Angie's List and certain financial information of the HomeAdvisor Business with similar information of other companies and businesses we deemed relevant;

  (ix)
  compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (x)
  considered the fact that Angie's List publicly announced that it would explore its strategic alternatives and the results of the efforts on behalf of Angie's List to solicit, at the direction

The Board of Directors
Angie's List, Inc.
May 1, 2017

  of the Board, indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of Angie's List;

  (xi)
  reviewed a draft, provided to us on May 1, 2017, of the Agreement (the "Draft Agreement"); and

  (xii)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Angie's List, IAC and the HomeAdvisor Business that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. We have assumed, at the direction of Angie's List, without independent verification, that the internal unaudited financial statements with respect to the HomeAdvisor Business provided to us are accurate and complete in all respects and fairly represent the items described therein and that, when delivered as contemplated by the Agreement, the audited combined and consolidated financial statements and interim combined and consolidated unaudited financial statements relating to the HomeAdvisor Business will not reflect any information that would be meaningful in any respect to our analyses or opinion. With respect to the Angie's List Forecasts (including, without limitation, as to net operating loss carryforwards), the HomeAdvisor Business Forecasts (including, without limitation, adjustments thereto and extrapolations therefrom), the NewCo Forecasts and the Synergies, we have been advised by Angie's List, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Angie's List as to, and are a reasonable basis upon which to evaluate, the future financial performance of Angie's List, the HomeAdvisor Business and NewCo, the Synergies and the other matters covered thereby. We have relied, at the direction of Angie's List, on the assessments of the management of Angie's List as to NewCo's ability to achieve the Synergies and we have been advised by Angie's List, and we have assumed, that such Synergies will be realized in the amounts and at the times projected. As you are aware, the management of Angie's List provided potential buyers in connection with the sale process for Angie's List with certain perspectives regarding illustrative initiatives for Angie's List that we have been advised are not expected to be pursued by Angie's List or implemented in the manner then contemplated and such management also prepared alternative financial forecasts for the HomeAdvisor Business which we have been advised are not reflective of such management's views as to the likely future financial performance of the HomeAdvisor Business; accordingly, we have been directed not to take into account such initiatives or alternative financial forecasts for purposes of our analyses and opinion. We express no opinion or view as to any financial forecasts, estimates or other financial or operating information or the assumptions on which they are based.

        At the direction of Angie's List, we have relied upon the assessments of the management of Angie's List, IAC and the HomeAdvisor Business as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Angie's List, the HomeAdvisor Business and NewCo of certain market, cyclical, seasonal, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the internet and technology industry, including the digital marketplace services sector thereof, (iii) the technology and

The Board of Directors
Angie's List, Inc.
May 1, 2017

intellectual property (and related risks) of Angie's List, the HomeAdvisor Business and NewCo, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, vendors and other commercial relationships of Angie's List, the HomeAdvisor Business and NewCo, and (v) the ability of NewCo to integrate the operations of Angie's List and the HomeAdvisor Business. We have assumed, with the consent of Angie's List, that there will be no developments with respect to any such matters that would have an adverse effect on Angie's List, the HomeAdvisor Business, NewCo, the Merger or any Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

        We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business, nor have we made any physical inspection of the properties or assets of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business. We have assumed, with the consent of Angie's List, that (i) NewCo will retain or acquire all assets, properties and rights necessary for its and its subsidiaries' operations, (ii) there are no material undisclosed liabilities of or relating to Angie's List, the HomeAdvisor Business, NewCo or any other entity or business and, with respect to liabilities that NewCo and/or its subsidiaries will assume in connection with the Merger or the Related Transactions, appropriate reserves, indemnification arrangements or other provisions have been or will be made, and (iii) neither NewCo nor any of its subsidiaries will directly or indirectly retain, assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. We have not evaluated the solvency or fair value of Angie's List, the HomeAdvisor Business, NewCo or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Angie's List, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed or occur that would have an adverse effect on Angie's List, the HomeAdvisor Business, NewCo, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of Angie's List, that the Merger, the Contribution, the IAC Share Issuance and certain other Related Transactions will qualify for the intended tax treatment contemplated by the Agreement. We further have assumed, at the direction of Angie's List, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

        We have evaluated the portion of the Merger Consideration consisting of Stock Consideration taking into account the relative values of Angie's List and the HomeAdvisor Business based on the Relative Pro Forma Equity Ownership Percentages. We express no opinion or view as to the Related Transactions or any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of the Contribution Agreement or any investor rights, services or tax sharing

The Board of Directors
Angie's List, Inc.
May 1, 2017

agreements, any intercompany note or any governance or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger, the Related Transactions or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received in the Merger by holders of Angie's List Common Stock, without regard to individual circumstances of, or allocation or relative fairness among, holders of Angie's List Common Stock, NewCo Class A Common Stock or NewCo Class B Common Stock or any other securities of Angie's List or NewCo, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and no opinion or view is expressed with respect to any consideration received in connection with the Merger or the Related Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or the Related Transactions or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger or the Related Transactions in comparison to other strategies or transactions that might be available to Angie's List or in which Angie's List might engage or as to the underlying business decision of Angie's List to proceed with or effect the Merger or the Related Transactions. We are not expressing any opinion as to what the value of NewCo Common Stock actually will be when issued or the prices at which NewCo Common Stock, Angie's List Common Stock or any other securities will trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions. We also are not expressing any opinion or view with respect to, and we have relied, at the direction of Angie's List, upon the assessments of representatives of Angie's List, IAC and the HomeAdvisor Business regarding, legal, regulatory, accounting, tax and similar matters relating to Angie's List, the HomeAdvisor Business, NewCo, the Merger and the Related Transactions, as to which we understand such advice has been obtained as deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger, any Related Transactions or any other matter.

        We have acted as financial advisor to Angie's List in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, Angie's List has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Angie's List, IAC, NewCo and certain of their respective affiliates.

        We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Angie's List and

The Board of Directors
Angie's List, Inc.
May 1, 2017

certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to Angie's List in connection with its review of strategic alternatives and related matters.

        In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to IAC and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunning manager and/or underwriter for certain debt and equity offerings of an affiliate of IAC, (ii) having acted as a dealer manager for a debt tender offer of IAC and debt exchange offer of IAC and an affiliate thereof, (iii) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit facilities and other credit arrangements of IAC and/or certain of its affiliates and portfolio companies, (iv) having provided or providing certain foreign exchange and other trading services to IAC and/or certain of its affiliates and portfolio companies, (v) having provided or providing certain managed investments services and products to IAC and/or certain of its affiliates and portfolio companies, and (vi) having provided or providing certain treasury management products and services to IAC and/or certain of its affiliates and portfolio companies.

        It is understood that this letter is for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

        Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which Angie's List and the HomeAdvisor Business operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Angie's List, the HomeAdvisor Business or NewCo (or their respective businesses), the Merger or the Related Transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Angie's List Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS; UNDERTAKINGS

Item 20.    Indemnification of Directors and Officers

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. The amended and restated certificate of incorporation of ANGI Homeservices will provide for such limitation of liability.

        Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person's service as a director, officer, employee or agent of the corporation, or such person's service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

        Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the amended and restated bylaws of ANGI Homeservices, ANGI Homeservices will be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the ANGI Homeservices board of directors.

        In addition, the amended and restated certificate of incorporation of ANGI Homeservices will provide that ANGI Homeservices must indemnify its directors and officers to the fullest extent authorized by law. Under the amended and restated bylaws of ANGI Homeservices, ANGI Homeservices is also expressly required to advance certain expenses to its directors and officers and is permitted to, and currently intends to, carry directors' and officers' insurance providing indemnification for its directors and officers for some liabilities. ANGI Homeservices believes that these indemnification provisions and the directors' and officers' insurance are useful to attract and retain qualified directors and executive officers.

Item 21.    Exhibits

        The following Exhibits are filed as part of, or are incorporated by reference in, this registration statement:

2.1	Agreement and Plan of Merger by and among Angie's List, Inc., IAC/InterActiveCorp, Halo TopCo, Inc. and Casa Merger Sub, Inc., dated as of May 1, 2017.† (included as Annex B to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
2.2	Amendment No. 1 to the Agreement and Plan of Merger by and among Angie's List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. and Casa Merger Sub, Inc., dated as of August 26, 2017†**
2.3	Form of Investor Rights Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.++
2.4	Form of Contribution Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
2.5	Form of Employee Matters Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†**
2.6	Form of Tax Sharing Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.**
2.7	Form of Services Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
2.8	Form of Intercompany Note by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
3.1
Form of Amended and Restated Certificate of Incorporation of ANGI Homeservices Inc. (included as Annex C to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
3.2
Form of Amended and Restated Bylaws of ANGI Homeservices Inc. (included as Annex D to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
4.1	Specimen of Class A Common Stock certificate of ANGI Homeservices Inc.**
5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered**
8.1	Opinion of Sidley Austin LLP regarding certain tax matters**
10.1	Form of ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan++(1)
10.2	Form of Terms and Conditions for Stock Appreciation Rights granted under the ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan**(1)
10.3
Employment Agreement between Glenn H. Schiffman and IAC/InterActiveCorp, dated as of April 7, 2016. (Incorporated by reference to Exhibit 10.2 of IAC/InterActiveCorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (File No. 000-20570) filed on August 9, 2016)(1)

10.4	Employment Agreement between Angela R. Hicks Bowman and ANGI Homeservices Inc., dated as of June 29, 2017(1)++
10.5	Employment Agreement between Chris Terrill and HomeAdvisor (US), dated as of May 16, 2011(1)**
10.6	Employment Agreement between William B. Ridenour and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
10.7	Employment Agreement between Craig Smith and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
10.8	Employment Agreement between Allison Lowrie and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
21.1	Subsidiaries of ANGI Homeservices Inc.++
23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1)**
23.2	Consent of Sidley Austin LLP (included in Exhibit 8.1)**
23.3	Consent of Ernst & Young LLP, independent registered public accounting firm (Angie's List)**
23.4	Consent of Ernst & Young LLP, independent registered public accounting firm (HomeAdvisor)**
24.1	Power of Attorney++
99.1	Form of Proxy Card of Angie's List, Inc.++
99.3	Consent of Allen & Company LLC++
99.4	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated++
99.5	Consent of Thomas R. Evans++
99.6	Consent of Angela R. Hicks Bowman++
99.7	Consent of Joseph Levin++
99.8	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation**
99.9	Form of Amended and Restated Bylaws of the Surviving Corporation++
99.10	Consent of Alesia J. Haas++
99.11	Consent of Mark Stein++
99.12	Consent of Suzy Welch**
99.13	Form of Election Form and Letter of Transmittal and Information Booklet**

†
Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ANGI Homeservices agrees to furnish supplementally a copy of any omitted attachment to the U.S. Securities and Exchange Commission on a confidential basis upon request.

+
To be filed by amendment.

++
Previously filed.

**
Filed or re-filed herewith.

(1)
Reflects management contract and compensatory plan.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

          (a)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (1)   to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act of 1933");

            (2)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (3)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (c)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (d)   that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

          (e)   that for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

  that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (1)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (2)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (3)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (4)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

          (f)    for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (g)   that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

          (h)   that every prospectus that (1) is filed pursuant to paragraph (g) immediately preceding, or (ii) purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (i)    to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

          (j)    to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective; and

          (k)   to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Golden, State of Colorado, on August 28, 2017.

ANGI HOMESERVICES INC.
By:	/s/ CHRISTOPHER TERRILL
	Name:	Christopher Terrill
	Title:	Chief Executive Officer

Signature			Title	Date

/s/ CHRISTOPHER TERRILL Christopher Terrill			Chief Executive Officer (Principal Executive Officer)	August 28, 2017
* Glenn Schiffman			Chief Financial Officer and Director (Principal Financial Officer)	August 28, 2017
* Michael H. Schwerdtman			Vice President and Controller (Principal Accounting Officer)	August 28, 2017
/s/ GREGG WINIARSKI Gregg Winiarski			Director	August 28, 2017
*By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Angie's List, Inc., IAC/InterActiveCorp, Halo TopCo, Inc. and Casa Merger Sub, Inc., dated as of May 1, 2017.† (included as Annex B to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
2.2	Amendment No. 1 to the Agreement and Plan of Merger by and among Angie's List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. and Casa Merger Sub, Inc., dated as of August 26, 2017†**
2.3	Form of Investor Rights Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.++
2.4	Form of Contribution Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
2.5	Form of Employee Matters Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†**
2.6	Form of Tax Sharing Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.**
2.7	Form of Services Agreement by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
2.8	Form of Intercompany Note by and between IAC/InterActiveCorp and ANGI Homeservices Inc.†++
3.1
Form of Amended and Restated Certificate of Incorporation of ANGI Homeservices Inc. (included as Annex C to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
3.2
Form of Amended and Restated Bylaws of ANGI Homeservices Inc. (included as Annex D to the proxy statement/prospectus forming a part of this registration statement on Form S-4 and incorporated herein by reference)
4.1	Specimen of Class A Common Stock certificate of ANGI Homeservices Inc.**
5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered**
8.1	Opinion of Sidley Austin LLP regarding certain tax matters**
10.1	Form of ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan++(1)
10.2	Form of Terms and Conditions for Stock Appreciation Rights granted under the ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan**(1)
10.3
Employment Agreement between Glenn H. Schiffman and IAC/InterActiveCorp, dated as of April 7, 2016. (Incorporated by reference to Exhibit 10.2 of IAC/InterActiveCorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (File No. 000-20570) filed on August 9, 2016)(1)
10.4	Employment Agreement between Angela R. Hicks Bowman and ANGI Homeservices Inc., dated as of June 29, 2017(1)++

Exhibit Number	Description
10.5	Employment Agreement between Chris Terrill and HomeAdvisor (US), dated as of May 16, 2011(1)**
10.6	Employment Agreement between William B. Ridenour and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
10.7	Employment Agreement between Craig Smith and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
10.8	Employment Agreement between Allison Lowrie and ANGI Homeservices Inc., dated as of August 24, 2017(1)**
21.1	Subsidiaries of ANGI Homeservices Inc.++
23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1)**
23.2	Consent of Sidley Austin LLP (included in Exhibit 8.1)**
23.3	Consent of Ernst & Young LLP, independent registered public accounting firm (Angie's List)**
23.4	Consent of Ernst & Young LLP, independent registered public accounting firm (HomeAdvisor)**
24.1	Power of Attorney++
99.1	Form of Proxy Card of Angie's List, Inc.++
99.3	Consent of Allen & Company LLC++
99.4	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated++
99.5	Consent of Thomas R. Evans++
99.6	Consent of Angela R. Hicks Bowman++
99.7	Consent of Joseph Levin++
99.8	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation**
99.9	Form of Amended and Restated Bylaws of the Surviving Corporation++
99.10	Consent of Alesia J. Haas++
99.11	Consent of Mark Stein++
99.12	Consent of Suzy Welch**
99.13	Form of Election Form and Letter of Transmittal and Information Booklet**

†
Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ANGI Homeservices agrees to furnish supplementally a copy of any omitted attachment to the U.S. Securities and Exchange Commission on a confidential basis upon request.

+
To be filed by amendment.

++
Previously filed.

**
Filed or re-filed herewith.

(1)
Reflects management contract and compensatory plan.